07024200

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beijing Enterprises Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 34642 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/4/07



2006 annual report


10th

Anniversary 北控十週年

北京控股有限公司 Beijing Enterprises Holdings Limited

CONTENTS

CORPORATE INFORMATION

GENERAL INFORMATION:

Registered Office

Room 4301, 43/F., Central Plaza,
18 Harbour Road,
Wanchai, Hong Kong
Tel: (852) 2915 2898
Fax: (852) 2857 5084

Website

http://www.behl.com.hk

Stock Code

392

Company Secretary

Mr. Tam Chun Fai *CPA CFA*

Share Registrars

Tengis Limited
26/F, Tesbury Centre,
28 Queen's Road East, Hong Kong

DIRECTORS:

Executive Directors

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan
Mr. Lei Zhen Gang

Independent Non-executive Directors

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

CORPORATE INFORMATION

PROFESSIONALS:

Auditors

Ernst & Young

Legal Advisers

as to Hong Kong law:
Johnson Stokes & Master

as to PRC law:
Haiwen & Partners

as to US law:
Sullivan & Crommell

PRINCIPAL BANKERS:

In Hong Kong:

Bank of China (Hong Kong) Limited
Bank of Communications, Hong Kong Branch
Calyon, Hong Kong Branch
Hang Seng Bank
Mizuho Corporate Bank Ltd., Hong Kong Branch
Rabobank, Hong Kong Branch

In Mainland China:

Agricultural Bank of China
Bank of China
China Construction Bank
Guangdong Development Bank
The Industrial and Commercial Bank of China

ADR Depository Bank:

The Bank of New York

CORPORATE STRUCTURE

AS AT 3 APRIL 2007



Beijing Holdings Limited
Other entities, most of which are under the control of the Beijing Municipal Government
72.72%
27.28%
Beijing Enterprises Investments Limited
52.05%
Stock Code 392
47.95%
Public Investors
96%
Capital Airport Expressway
55%
Shenzhen Shiguan Road
100%
BE Water Production
80%
Yanjing Brewery
54.1%
49.96%
76.33%
Yanjing Guilin Liquan
81.25%
Yanjing Baotou
Varies
Brewery operations in other cities in China
51%
Shunxing Winery
43.84%
Beijing Development #
Stock Code 154
51.01%
Xteam Software π
Stock Code 8178
97.99%
BE High-Tech
24.5%
Biosino Bio-Tech π
Stock Code 8247
75%
Long Qing Xia Tourism
Public Utilities & Infrastructure
Consumer Products
Others

- * *Listed on The Shanghai Stock Exchange*
- γ *Listed on The Shenzhen Stock Exchange*
- \# *Listed on The Main Board of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange")*
- π *Listed on The Growth Enterprise Market of the Hong Kong Stock Exchange*

HIGHLIGHTS

Turnover of the continuing operations for the year amounted to HK$7.2 billion, representing an increase of 15.7% over last year.


HK$ billion
8.0
7.0
6.0
5.0
4.0
3.0
2.0
3.9
4.7
5.5
6.3
7.2
2002
2003
2004
2005
2006

Profit attributable to shareholders of the Company amounted to HK$339 million.

Basic earnings per share amounted to HK$0.54.

A final dividend of HK20 cents per share is proposed for 2006.

	2006 year end HK$billion	2005 year end HK$billion
Total assets	**17.3**	19.6
Net assets	**13.1**	12.5
Equity attributable to shareholders	**8.9**	8.4

Net Assets


HK$ billion
16
14
12
10
8
6
10.4
11.1
11.6
12.5
13.1
2002
2003
2004
2005
2006

Equity Attributable to Shareholders


HK$ billion
10
9
8
7
6
7.3
7.5
7.9
8.4
8.9
2002
2003
2004
2005
2006

CHAIRMAN'S STATEMENT



Yi Xi Qun

I am pleased to announce that Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (the "Group") have recorded turnover of approximately HK$7.25 billion in respect of its continuing operations for the year 2006, representing an increase of 15.7% as compared with 2005. Profit attributable to shareholders was HK$339 million. Basic earnings per share amounted to HK$0.54. The Board of Directors recommended paying a final dividend of HK20 cents per share.

The year 2006 marked an exceptional year for the Company. The Group experienced a temporary recession in its overall results due to the loss of the asset Beijing Yanjing Brewery Co., Ltd. ("Yanjing Brewery") incurred from the implementation of the share reform plan and the stagnant profit margin resulting from the vast maintenance fees of Beijing Capital Airport Expressway.

The Company adopted various corresponding measures to reduce the downward trend of its operating results and achieved moderate success. In particular, the synchronised implementation of share transfer of Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing") not only eliminated costs generated from the share reform plan, but also partially offset the loss arising from the share reform of Yanjing Brewery with its exceptional gains. However, in order to settle the net cost of HK$258 million for the share reform of Yanjing Brewery attributable to the Company and certain provisions for goodwill and receivables with a one-off payment, the Company recorded a significant reduction in its overall earnings for the year 2006.

The drop in earnings in 2006 was a one-off downward adjustment. Without taking into account the exceptional items, including the HK$258 million exceptional net loss incurred from the share reform plan implemented by Yanjing Brewery and Fujian Yanjing Huiquan Brewery Co., Ltd., the HK$56.8 million vast maintenance fees of Beijing Capital Airport Expressway, and the intangible costs required to be amortised in accordance with the new accounting standards upon the launch of share option scheme for its employees, the net operating profit attributable to the Company in 2006 was HK$620 million, representing a continuous increase. The performance of the Company's existing businesses, such as water treatment and highways in particular, remained steady.

Concentrating on disposing various non-core businesses and low efficiency assets in the recent two years, the Group generated a cash inflow of approximately HK$1.48 billion. Under the current satisfactory financial position of the Group, the net cash position of its balance sheet, together with a net cash of approximately HK$2.77 billion held as at the balance sheet date, the launch of its new investment and acquisition activities in the core business was sufficiently funded.

CHAIRMAN'S STATEMENT

The management of the Company has fully deployed for the core tasks for the year 2007, the key points of which are summarised as follows:

Firstly, the Company will persist in the development targets of "establishing itself as a utilities conglomerate with urban energy services as its core business, and becoming the investment platform for the utilities sector of Beijing in the international capital market". With emphasis on its major operating business as its development principle, the Company will realise its strategic transition objective in accordance with its plans.

Secondly, we will continue to divest ourselves of non-core businesses and low-efficiency assets, and further concentrate on using resources efficiently by focusing on energy resources and infrastructure projects such as gas, toll roads and water treatment. The Company will promote investment activities in order to expand the scope of its core business.

Thirdly, we will strengthen the standardised planning and coordination of assets and business development within our management framework to further centralise our control and allocation of internal resources to fortify synergies between different units of operation. Business lines which can facilitate brand recognition will be the highlight of development. Aside from consolidating our profit bases, we will also enhance overall quality of asset and competitiveness and endeavour to maintain the stability and continuity of our business growth.

Fourthly, we will reinforce and improve investor relations, enhance our interaction with the capital market, and strive to build up a more open and proactive market image.

The year 2007 marks the tenth year since the company has been listed and is thus a significant year to promote the realisation of the Group's strategic reform. In the previous two years, we have launched and continue to carry out strategic reform. By positioning as "a utilities conglomerate with urban energy services as its core business", the Company started to dispose, integrate and gradually divest itself of non-core assets of the existing business, focusing on investments in the projects related to its competitive edges, such as gas, toll roads and water treatment. With its endeavours over the past few years, the bases of the principal businesses of the Company have been consolidated and the business lines gradually streamlined.

I would like to express my heartfelt gratitude to all members from our constituencies for their dedication and support in the past year!

Chairman

Hong Kong
3 April 2007

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Infrastructure and Public Utilities





The traffic volume of Beijing Capital Airport Expressway ("Airport Expressway") achieved a new record high of 50.96 million vehicles in 2006, average daily traffic flow of the year 2006 reached 140,000 vehicles which exceeded the designed capacity of 135,000 vehicles. If there is no expansion of Airport Expressway and increase of lanes using auto pass card (速通卡), growth of traffic volume will be constrained. The Northern Extension of the Airport Expressway (機場北線) is under trial run while its terms of operation are still pending for confirmation. In 2006, net profit attributable to the Group from Airport Expressway amounted to HK$208 million, almost the same as 2005. It was mainly due to the offset by a major overhaul and the write-off of the related fixed assets of amount over HK$56.80 million.





The traffic volume of Shenzhen Shiguan Road ("Shiguan Road") decreased by 2.6% to 9.80 million vehicles in 2006 when compared with 2005, which was mainly due to the continuous extension and completion of the road network in Baoan, Shenzhen as a result of the diversion of vehicles. In 2006, net profit attributable to the Group decreased by 8.44% to HK$19.09 million as compared with 2005.

In 2006, net profit attributable to the Group from water treatment concession increased 2.85% to approximately HK$132 million as compared with 2005. The cash return from this water treatment concession remained a major source of cash income of the Group.

Consumer Products

The sales volume of Beijing Yanjing Brewery Co., Ltd. ("Yanjing Brewery") increased from 3.13 million tons from 2005 to 3.57 million tons in 2006. The revenue also increased from HK$4.556 billion in 2005 to HK$5.477 billion in 2006. Currently, Yanjing Brewery has a market share of about 85% in Beijing and about 12% on nationwide basis. Net profit attributable to the Group of brewery operations decreased 22.89% to HK$103 million in 2006 when compared with 2005, which was mainly due to the dilution of the Group's interest in Beijing Yanjing Brewery Joint Stock Company Limited ("Beijing Yanjing") after the share reform of Beijing Yanjing of which the amount of HK$27 million has affected to the Group's attributable profit. Yanjing Brewery has successfully developed the premium beer market sector, the profit margin remained steady mainly due to the measures of effective cost control and adjusted products structure to enhance the revenue.




Beijing 2008
燕京啤酒
YANJING BEER

BUSINESS REVIEW *(continued)*

In addition, the cost of share reform of both Beijing Yanjing and its subsidiary Fujian Yanjing Huiquan Brewery Joint Stock Company Limited ("Yanjing Huiquan") offset against the gain due to investors fully conversion in shares of convertible bonds of Beijing Yanjing which generated an aggregate one-off net exceptional loss attributable to the Group of approximately HK$258 million.

Retail and Tourism Services



In 2006, the revenue of Wangfujing Department Stores (Group) Company Limited ("Wangfujing Department Stores") continued to increase significantly by about 33.5% to HK$6.323 billion compared with 2005. Profit attributable to the Group before disposal was HK$97 million.



The Group entered into a conditional sale and purchase agreement on 31 March 2006 to dispose the Group's entire 50.13% controlling interests in Wangfujing Department Stores. The transaction was completed in December 2006, when the Group completely ceased the retail service business.

For tourism business, as operating strategies was changed in line with the Group, this sector is going to be withdrawn entirely. Longqingxia tourism is the only business remained in this sector and its profit for year 2006 was immaterial and has no substantial influence to the Group.

Technology Business

Beijing Development (Hong Kong) Limited is the Group's IT flagship. In 2006, its revenue increased 10.08% to HK$585 million compared with 2005. In 2006, net profit attributable to the Group was turnaround from loss to profit of approximately HK$6.74 million.









Ever Source Science & Technology Development Co., Limited ("Ever Source") engages in development and implementation of surface earth thermal energy. After five years development, surface earth thermal energy is widely used in building located in different geo-logical conditions and regions for various applications. At present, its products for surface earth thermal energy are under the protection of proprietary intellectual property rights and are standardised for production in large scale. Since 2005, Ever Source has been establishing regional energy service companies as franchised operations to promote the use of surface earth thermal energy as a top priority alternative energy resource in strategic way. Ever Source is transformed from project subcontractor to product supplier and technology service provider based on its integrated technology platform. As early stage of the adjustment of its operation model, the revenue of Ever Source was dropped. In 2005, net operating loss attributable to the Group by Ever Source amounted to approximately HK$30 million. Given the result of implementation as the strategy of using surface earth thermal energy as alternative energy was obvious, its business is expected to improve in the near future. In order to minimise the effect to the Group during the period of business adjustment, Ever Source has subcontracted the operation in 2006 and the Group no longer consolidated its operating results.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Revenue

Revenue of the Group's continuing operations were approximately HK$7.25 billion in 2006 which increased by 15.7% compared with HK$6.26 billion in 2005. The growth was mainly driven by strong increase in sales recorded from the brewery operations other than Beijing in PRC and commencement of new brewery operations in Hebei and Shenyang by Yanjing Brewery.



HK$ billion
8
6
4
2
0
6.26
7.25
2.091
2.431
2005
2006
Revenue
Gross Profit

Cost of sales

Cost of sales of the Group's continuing operations were approximately HK$4.815 billion in 2006 which increased by 15.4% compared with HK$4.172 billion in 2005. Increase in cost of sales of the Group was in line with the increase in revenue.

Gross profit

Gross profit of the Group's continuing operations in 2006 amounted to HK$2.431 billion which increased by HK$340 million compared with HK$2.091 billion in 2005. Overall gross profit margin was 33.6%, representing a slight improve compared with 33.4% in 2005.

Selling and distribution costs

Selling and distribution costs of the Group's continuing operations in 2006 were approximately HK$835 million which increased by HK$182 million compared with HK$653 million in 2005. It was mainly due to the commencement of new brewery operations in Hebei and Shenyang and the expansion of production capacity in certain brewery operations other than Beijing in PRC by Yanjing Brewery.

Administrative expenses

Administrative expenses of the Group's continuing operations in 2006 amounted to HK$858 million, increased by HK$146 million comparing to HK$712 million in 2005. It was mainly due to the expansion of production capacity in certain brewery operations other than Beijing in PRC and establishment of new brewery operations in Hebei and Shenyang by Yanjing Brewery.

Finance costs

Finance costs of the Group's continuing operations for the year 2006 amounted to HK$104 million which decreased by 20.9% compared to HK$131 million in 2005, it was mainly due to the full repayment of the outstanding syndicated loan at the beginning of 2006.

FINANCIAL REVIEW *(continued)*

Share of profits and losses of jointly-controlled entities and associates

The Group's share of profit of associates significantly increased by HK$40.55 million in 2006. It was mainly due to the exceptional gain from disposal of land by BMEI Co., Ltd. (北京機電院高技術股份有限公司). In addition, share of profit of jointly-controlled entities amounted to HK$0.69 million in 2006 which represented a turnaround from loss to profit as compared with the last year.

Tax

Tax expenditure of the Group's continuing operations rose from HK$137 million in 2005 to HK$170 million in 2006 which increased by 24.1%. After deducting non-taxable items of exceptional gains and losses, effective income tax rate of the Group slightly decreased from 22.4% in 2005 to 21.5% in 2006.

Net exceptional losses

During the year, the subsidiaries of the Group, Beijing Yanjing and Yanjing Huiquan, completed their share reform plans. The Group shared compensation to the A shares shareholders in the PRC of the aforementioned subsidiaries directly or indirectly resulting in a one-off exceptional loss of HK$486 million. At the same time, a one-off exceptional gain of HK$141 million was also recorded after investors had fully exercised the convertible bonds of Beijing Yanjing. After offset by the above two factors, the net loss attributable to the Group was approximately HK$258 million. In addition, the Group has completed the sale of equity interests in Wangfujing Department Stores at the end of the year and derived an exceptional gain of HK$142 million. The Group also made a one-off provision of HK$173 million for Siemens Communication Networks Ltd., Beijing, certain goodwill and receivables. In conclusion of the above, the Group had a total net exceptional loss of HK$289 million in 2006.

Profit for the year

As a result of the above factors, net profit for the year of the Group dropped significantly by HK$106 million from HK$715 million in 2005 to HK$608 million in 2006, representing a decrease of 14.9%.

Liquidity and Capital Resources

Up till now, the Company's working capital was mainly derived from cash of the Group's brewery, toll roads and water treatment operations as well as bank borrowings.

As at 31 December 2006, net current assets of the Group was HK$2.909 billion. Current assets mainly comprised cash, trade and bills receivables, inventories and other receivables. The Group's ratio of provision for bad debts of trade and bills receivables and inventories were extremely low in the past, which represents the strong cash-generating ability of its assets. Current liabilities mainly comprised trade and bills payables, other payables and short-term loans. The Group's trade and bills receivables, other receivables, trade and bills payables and other payables are mainly denominated in Renminbi. Due to the gradual and steady appreciation in Renminbi against Hong Kong dollars, the Group will record exchange gains when translate the net assets of subsidiaries.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW *(continued)*

Cash and Cashflow

Currently, the Group's beers operation, toll roads and water treatment business generate large amount of cash flow annually. Disposal of non-core assets in 2006 also brought us a cash flow of over HK$1.0 billion.

The Group mainly uses its cash for purchasing additional production facilities and equipment for its brewery operation, repayment of loans and general working capital expenditure. As refer to the consolidated cashflow statement, cash and cash equivalents of the Company amounted to HK$2.77 billion as at 31 December 2006.

With solid and strong business backgrounds with stable operations, the Group is granted over HK$500 million banking facilities from related banks for working capital to support any ad-hoc operational needs.

For the year 2006, the Group has utilised an aggregate sum of HK$1.52 billion for investment in additional production facilities and equipments. In 2006, the Group paid back net bank and other borrowings an aggregate sum of approximately HK$640 million.

DEBTS

As at 31 December 2006, the Group's outstanding bank and other borrowing was HK$1.901 billion, decreased significantly by HK$977 million compared with 2005. Outstanding amount with repayment terms less than one year amounts to HK$1.3 billion. Renminbi denominated loans are equivalent to HK$1.66 billion while the remaining loans are Hong Kong dollars denominated. As over 90% of the Group's income is settled by Renminbi, therefore, Renminbi denominated loans will not be exposed to exchange risk.

CAPITAL EXPENSES AND CONTINGENT LIABILITIES

As at 31 December 2006, the Group's committed capital expenditure amounted to HK$222 million, contingent liabilities amounted to HK$418 million.

PROSPECTS AND STRATEGIES

The Group has completed the disposal of controlling interests in Wangfujing Department Stores, the business and assets structure has become more simple and clear as compared with before. In the future, the Group will put emphasis on investing and operating of infrastructure and public utilities, with consumer products business which mainly on beer operation as side segment, aiming to become a limited conglomerate corporation focus on urban utilities and infrastructure business.

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. YI Xi Qun, aged 59, is the Chairman of the Company and Beijing Holdings Limited. He graduated from Beijing Chemical Institute in 1975 and later obtained a postgraduate degree in economics and management engineering from Tsinghua University. From 1986 to 1987, Mr. Yi was in charge of the Beijing Municipal Government Economic Structure Reform Committee and from 1987 to 1991, he served as the Chief Executive Officer of Xicheng District of Beijing. Since 1991, Mr. Yi has been an assistant to the Mayor of Beijing as well as Director of the Economic and Foreign Trade Commission of Beijing Municipality and the Management Committee of the Beijing Economic and Technology Development Zone. Mr. Yi has in-depth knowledge and a wealth of experience in macroeconomic and microeconomic management. Mr. Yi joined the Group in December 1999.

Mr. ZHANG Hong Hai, aged 54, is a Vice Chairman and the Chief Executive Officer of the Company. Mr. Zhang graduated from Beijing University in 1982 and subsequently obtained a postgraduate qualification in business studies at the International Business School of Hunan University and was awarded the title of Senior Economist. Mr. Zhang has worked for the Beijing Municipal Government for many years. Prior to joining the Company, Mr. Zhang was the director of the Foreign Affairs Office of the People's Government of Beijing Municipality and Hong Kong and Macao Affairs Office of the People's Government of Beijing Municipality. He also served as Vice President of the Beijing Chinese Overseas Friendship Association. Mr. Zhang initially worked as Deputy General Manager and was then promoted to Vice Chairman and General Manager of Beijing International Trust Investment Limited during the period from 1990 to 1998, and has accumulated extensive experience in corporate management. Mr. Zhang joined the Group in December 2003.

Mr. LI Fu Cheng, aged 52, is a Vice Chairman of the Company. Since 1983, he has held the posts of Deputy Secretary and Secretary of the Yanjing Brewing Factory, and then the Chairman and General Manager of the Yanjing Group. Mr. Li has many years of experience in the brewery industry. Mr. Li joined the Group in April 1997.

Mr. BAI Jin Rong, aged 56, is a Vice Chairman of the Company. He is also the Vice Board Chairman and General Manager of Beijing Enterprises Group Holdings Company Limited and Chairman of Beijing Gas Group Co., Ltd. Mr. Bai graduated from Beijing Normal University in 1985 and had worked as the Deputy Director and Director of the Policy Research Office of Beijing Chemical Industry Group, the Deputy Director of the Beijing Economic Structure Reforms Committee, the Executive Director and Executive Vice President of the Company, the Deputy Director of Beijing State-owned Assets Supervision and Administration Commission. Mr. Bai has many years of experience in economics, finance and enterprise management. Mr. Bai rejoined the Group in June 2005.

Mr. GUO Ying Ming, aged 63, was an Executive Director of the Company. He graduated from the Beijing Foreign Trade Institute in 1967. Since February 1989, he has served as General Manager, Vice Chairman and Chairman of Beijing Holdings Limited. Prior to that, from 1985 to 1988, he held the posts of Chairman and General Manager of China Resource Products (U.S.A.) Limited, the strategic investment company of the Beijing Municipal Government in the USA. He has extensive experience in international economics, foreign trade and enterprise management. From April 1997 to February 2000, Mr. Guo was the Vice Chairman and President of the Company. Mr. Guo rejoined the Group in December 2002 and resigned in June 2006.

DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS *(continued)*

Mr. LIU Kai, aged 53, is an Executive Director and a Vice President of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor's degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management from the State Administration Institute. Prior to joining the Company, Mr. Liu served as a Senior Executive of the Beijing Transportation Bureau and the Beijing Transportation Corporation. Mr. Liu has many years of experience in economics and management. Mr. Liu joined the Group in January 2001.

Mr. ZHENG Wan He, aged 54, was an Executive Director of the Company. Mr. Zheng graduated from the Beijing Economic Institute in 1982. Since November 1984, he has held various posts within Wangfujing Group including the Deputy General Manager of Beijing Wangfujing Department Store and later the Vice Chairman and General Manager of Beijing Wangfujing Department Store (Group) Co., Ltd. He has many years of experience in economics, retail business and enterprise management. Mr. Zheng is presently the Vice Chairman of China Department Stores Association and China Chain Stores Association and an executive member of China United Commerce Association. Mr. Zheng joined the Group in April 1997 and resigned in January 2007.

Mr. GUO Pu Jin, aged 53, is an Executive Director of the Company. He graduated from the political education faculty of Capital Normal University in 1976 and later finished his postgraduate studies at Capital Trade and Economics University. Mr. Guo was previously the Chief Executive Officer of Da Xing District of Beijing and is currently the Chairman of Beijing Capital Expressway Development Company Limited. Mr. Guo has many years of experience in government affairs and corporate management in China. Mr. Guo joined the Group in April 2004.

Mr. ZHOU Si, aged 50, is an Executive Director of the Company. He is also the Deputy General Manager of Beijing Enterprises Group Holdings Company Limited. Mr. Zhou graduated from Beijing Normal University in 1978 and Tsinghua University in 1998. From 1984 to 2003, he was the Chief Officer of the General Planning Division and subsequently the Head and Deputy Director of the Planning Division of Beijing Municipal Management Commission. Since 2003, he has been the Managing Director of Beijing Gas Group Co., Ltd. He has extensive experience in economics, finance and enterprise management. Mr. Zhou joined the Group in June 2005.

Mr. E Meng, aged 48, is an Executive Director and a Vice President of the Company. Mr. E graduated from China Science and Technology University with a master's degree in engineering. He is a PRC senior accountant with the qualifications of PRC certified accountant, asset appraiser, certified real estate appraiser and tax appraiser. From 1988 to 1997, he was the Deputy Director of Beijing New Technology Development Zone and concurrently acting as the Director of the Department of Financial Auditing, the General Manager of Investment Operation Company, the chief accountant of Beijing Tianping Accounting Firm and the Deputy Director of the State-owned Assets Management Office of Beijing Haidian District. Mr. E has extensive experience in economics, finance and enterprise management. Mr. E joined the Group in November 1997.

Mr. ZHAO Chang Shan, aged 42, a master degree holder in economics and senior engineer, is an Executive Director of the Company. Since November 2003, he has been the Vice Board Chairman and General Manager of Beijing Holdings Limited, the holding company of the Company. Mr. Zhao graduated from the Engineering Faculty of Wuhan University of Science and Technology in 1986 and from 1998 to 2000 he studied for a MBA degree at Guanghua School of Management, Beijing University. He has obtained extensive experience of civil work, economics and corporate management through his work with Wuhan Iron and Steel (Group) Corporation, The Ministry of Metallurgical Industry, Beijing Municipal Government as well as Xuanwu District Government in Beijing. Mr. Zhao joined the Group in June 2006.

EXECUTIVE DIRECTORS *(continued)*

Mr. LEI Zhen Gang, aged 53, a PRC senior accountant, is an Executive Director of the Company and also the Vice General Manager and Chief Financial Controller of Beijing Enterprises Group Holdings Company Limited. Mr. Lei obtained a postgraduate qualification from the Capital University of Economics and Business and has extensive experience of corporate finance and management through his work with Beijing Light Industrial Corporation as the Chief Accountant and Beijing Holdings Limited as the Vice General Manager and Chief Financial Controller. Mr. Lei joined the Group in June 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LAU Hon Chuen, Ambrose, aged 59, holds a bachelor of law degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Non-official Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Legislative Council of Hong Kong. Mr. Lau joined the Group in April 1997.

Dr. LEE Tung Hai, Leo, *GBS, LLD, JP*, aged 85, is the Chairman of Tung Tai Group of Companies and an independent non-executive director or a non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organisations, including as an Adviser of the Advisory Board of Tung Wah Group of Hospitals, Chairman of Association of Chairmen of the Tung Wah Group of Hospitals, Chairman of Friends of Hong Kong Association and Vice President of China Overseas Friendship Association. He served as a Standing Committee member of the eighth and ninth Chinese People's Political Consultative Conference National Committee; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee of the First Government of the Hong Kong Special Administrative Region. Dr Lee has been honoured with awards by different governments, including Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Hong Kong Special Administrative Region Government of the People's Republic of China. Dr. Lee has extensive experience in business management. Dr. Lee joined the Group in April 1997.

Mr. WANG Xian Zhang, aged 64, graduated from the Northeast Finance & Economics University, China in 1965. He has been involved in the insurance industry since 1970, and was Chairman of the Board and President of China Life Insurance Company Limited, Vice Chairman and Vice President of The People's Insurance Company of China, Vice Chairman and President of China Insurance H.K. (Holdings) Company Limited, Chairman of The Ming An Insurance Company (Hong Kong), Limited, Chairman of China Reinsurance Company (Hong Kong) Limited, a Director of several financial institutions such as Bank of China, CITIC Ka Wah Bank Limited, Top Glory Insurance Co. (Bermuda) Ltd. Mr. Wang is now President of the Insurance Association of China and Vice President of the Insurance Institute of China. Mr. Wang joined the Group in April 1997.

INDEPENDENT NON-EXECUTIVE DIRECTORS *(continued)*

Mr. WU Jiesi, aged 55, holds a doctorate degree in Economics. He conducted post-doctoral research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu worked at the Industrial and Commercial Bank of China in a number of positions, including as the President of Shenzhen Branch. From 1995 to 1998, Mr. Wu was Vice Mayor of Shenzhen Municipal Government and from 1998 to 2000 he was the assistant to the Governor of Guangdong province. He was the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited. At present, he is the managing director and chief executive officer of Hopson Development Holdings Limited, an independent non-executive director of China Insurance International Holdings Company Limited, a non-executive director of China Water Affairs Group Limited and an independent director of China Merchants Bank Co., Ltd. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

Mr. Robert A. THELEEN, aged 61, is the Chairman, founder and Co-Chief Executive Officer of China Vest, Ltd., a Shanghai-based Merchant Bank. Mr. Theleen was a pioneer in the private equity investment industry in China where, in 1982, he launched one of the first venture capital funds investing in China. Mr. Theleen is also a Trustee of the Asia Foundation and an active member of the business community in Shanghai where he resides. He was educated at Duquesne University and at the American School of Management in the United States where he obtained his master's degree in business administration in 1970. He is also a member of the Advisory Board of the Hopkins-Nanjing Center in Nanjing, China. Mr. Theleen joined the Group in July 2004.

SENIOR MANAGEMENT

Mr. JIANG Xin Hao, aged 42, is a Vice President of the Company. Mr. Jiang graduated from Fudan University in 1987 with a bachelor's degree in law, and then in 1992 with a master's degree in law. Mr. Jiang was a lecturer at Beijing University between 1992 and 1995. From 1995 to 1997, Mr. Jiang was a Deputy General Manager of Jingtai Finance Company in Hong Kong, and subsequently a Director and Vice President of BHL Industrial Investment Company. From 1997 to February 2005, Mr. Jiang was a Director and the Chief Executive Officer of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a Manager of the investment development department of Beijing Holdings Limited and a General Manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a Policy Analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has many years of experience in economics, finance and corporate management. Mr. Jiang joined the Group in February 2005.

Mr. TAM Chun Fai Jimmy, aged 45, is the Financial Controller and the Company Secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor's degree in accountancy and is a regular member of Chartered Financial Analyst and a member of Hong Kong Institute of Certified Public Accountants. Mr. Tam has extensive experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of Beijing Enterprises Holdings Limited (the "Company") and its subsidiaries (the "Group") for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Details of the principal activities of the principal subsidiaries are set out in note 21 to the financial statements. During the year, the Group withdrew from the retail operation and property construction and development operation that were operated by Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing"), further details of which are included in note 12 to the financial statements. There were no other significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2006 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 30 to 158.

An interim dividend of HK$0.10 per ordinary share was paid on 9 November 2006. The directors recommend the payment of a final dividend of HK$0.20 per ordinary share in respect of the year to shareholders on the register of members on 21 June 2007. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

SUMMARY FINANCIAL INFORMATION

A summary of the published results, and assets, liabilities and equity of the Group for the last five financial years, as extracted from the audited financial statements and restated and reclassified as appropriate, is set out on pages 159 to 160. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT, AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment, and investment properties of the Company and the Group during the year are set out in notes 16 and 17 to the financial statements, respectively.

SHARE OPTIONS AND CONVERTIBLE BONDS

Details of movements in the share options of the Company and the Group and the Group's convertible bonds during the year, together with the reasons therefor, are set out in notes 36 and 39 to the financial statements, respectively.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

REPORT OF THE DIRECTORS

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 37(b) to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2006, the Company's reserves available for distribution, calculated in accordance with the provisions of Section 79B of the Hong Kong Companies Ordinance, amounted to HK$619,665,000, of which HK$124,500,000 has been proposed as a final dividend for the year. In addition, the Company's share premium account, in the amount of HK$4,839,497,000, may be distributed in the form of fully paid bonus shares.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

In the year under review, sales to the Group's five largest customers and purchases from the Group's five largest suppliers accounted for less than 30% of the Group's turnover and total purchases for the year, respectively.

DIRECTORS

The directors of the Company during the year were:

Executive directors:

Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and Chief Executive Officer)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Guo Ying Ming (resigned on 27 June 2006)
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan (appointed on 27 June 2006)
Mr. Lei Zhen Gang (appointed on 27 June 2006)

Independent non-executive directors:

Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Subsequent to the balance sheet date, on 5 January 2007, Mr. Zheng Wan He resigned as a director of the Company.

REPORT OF THE DIRECTORS

DIRECTORS *(continued)*

In accordance with articles 96 and 105(A) of the Company's articles of association and the recommendation of the board of directors, Messrs. Li Fu Cheng, Lau Hon Chuen, Ambrose, Liu Kai, Wu Jiesi, Zhao Chang Shan and Lei Zhen Gang will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received annual confirmations of independence from each of the five independent directors of the Company, and as at the date of this report still considers them to be independent.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 13 to 16 of the annual report.

DIRECTORS' SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired period of approximately 17 months as at 31 December 2006. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") which has taken effect since 1 February 2004.

Each of Messrs. Zhang Hong Hai, Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 3 December 2006, 16 January 2007 and 17 June 2005, respectively, with respective unexpired periods of approximately 32 months, 33 months and 15 months as at the date of this report.

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' REMUNERATION

The directors' fees are subject to shareholders' approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to directors' duties, responsibilities and performance and the results of the Group as well as the recommendation of the remuneration committee. Further details of the Company's remuneration committee are set out in the corporate governance report on pages 24 to 27 of the annual report.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, or any of its holding companies, subsidiaries and fellow subsidiaries was a party during the year.

REPORT OF THE DIRECTORS

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2006, the interests and short positions of the directors and the chief executive in the share capital and underlying shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules (the "Model Code"), were as follows:

Long positions in underlying shares of the Company and its associated corporations:

The interests of the directors in the share options of the Company and Beijing Development (Hong Kong) Limited ("Beijing Development", a company which ceased to be a subsidiary of the Company and became an associate of the Company in December 2006) are separately disclosed in note 36 to the financial statements.

Long positions in shares of associated corporations:

Name of directors	Name of associated corporation	Number of ordinary shares held	Percentage of the associated corporation's issued share capital
Mr. Li Fu Cheng	Beijing Yanjing Brewery Company Limited ("Yanjing Brewery") @	38,898#	0.0035%
Mr. E Meng	Beijing Development@*	901,000#	0.1433%

@ All interests in these associated corporations are indirectly held by the Company.

* This corporation ceased to be a subsidiary of the Company and became an associate of the Company in December 2006.

All interests are directly beneficially owned by the directors.

Save as disclosed above, as at 31 December 2006, none of the directors or the chief executive had registered an interest or a short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR CONVERTIBLE BONDS

Pursuant to the share reform plan implemented by Yanjing Brewery during the year, Mr. Li Fu Cheng, a director of the Company, received 8,270 shares of Yanjing Brewery as compensation based upon the 30,628 shares of Yanjing Brewery that he owned prior to the completion of the share reform plan of Yanjing Brewery.

Apart from the foregoing and save as disclosed under the heading "Directors' and chief executive's interests and short positions in shares and underlying shares" above and in the share option scheme disclosures in note 36 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, or any of its holding companies, subsidiaries and fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2006, the following interests and short positions of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

	Number of ordinary shares held, capacity and nature of interest			
Name	Directly beneficially owned	Others	Total	Percentage of the Company's issued share capital
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
Beijing Enterprises Investments Limited ("BEIL")	223,950,000	100,050,000 (a)	324,000,000	52.05%
Beijing Holdings Limited ("BHL")	–	324,000,000 (b)	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	64,744,500	40,737,480 (c)	105,481,980	16.94%
JP Morgan Chase & Co.	1,000	31,211,923 (d)	31,212,923	5.01%
Merrill Lynch & Co., Inc.	–	43,607,435 (e)	43,607,435	7.01%
T. Rowe Price Associates, Inc and its affiliates	–	37,838,000 (f)	37,838,000	6.08%

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES *(continued)*

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes 5,434,000 shares held as an investment manager and 35,303,480 shares held as a person having a security interest in the shares.

(d) The interest disclosed includes 2,562,000 shares held as an investment manager and 28,649,923 shares held as a custodian corporation/ approved lending agent.

(e) The interest disclosed is held through corporations controlled by Merrill Lynch & Co., Inc.

(f) The interest disclosed is held as an investment manager.

Short positions:

Name	Number of ordinary shares held, capacity and nature of interest Directly beneficially owned	Others	Total	Percentage of the Company's issued share capital
BEIL	60,000,000	–	60,000,000	9.64%
BHL	–	60,000,000(a)	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	341,000	25,136,275(b)	25,477,275	4.09%

Notes:

(a) The interest disclosed includes the shares owned by BEIL. BHL, the holding company of BEIL, is deemed to be interested in the shares owned by BEIL.

(b) The interest disclosed is held for a person having a security interest in the shares.

Lending pool:

Name	Number of ordinary shares held	Percentage of the Company's issued share capital
JP Morgan Chase & Co.	28,649,923	4.60%

Save as disclosed above, as at 31 December 2006, no person, other than the directors of the Company, whose interests are set out in the section "Directors' and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or a short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Connected transactions and continuing connected transactions undertaken by the Group during the year are set out in notes 31 and 53 to the financial statements.

The independent non-executive directors of the Company have reviewed and confirmed that the continuing connected transactions undertaken by the Group were entered into (i) in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or on terms no less favourable to the Group than terms available to or from independent third parties; (iii) in accordance with the relevant agreements governing the transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole; and (iv) within the prescribed limits as set out in the waiver letters in respect of connected transactions granted by the Stock Exchange to the Company.

EVENTS AFTER THE BALANCE SHEET DATE

Details of the significant events after the balance sheet date of the Group are set out in note 54 to the financial statements.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Chairman

Hong Kong
3 April 2007

CORPORATE GOVERNANCE REPORT

GENERAL

Saved as disclosed below, the Company has complied with all the applicable code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") for the year ended 31 December 2006.

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules for securities transactions by directors of the Company (the "Directors"). All the members of the board of Directors (the "Board") have confirmed, following specific enquiry by the Company, that they have complied with the required standard as set out in the Model Code throughout the year ended 31 December 2006. The Model Code also applies to other specified senior management of the Company.

BOARD OF DIRECTORS

Composition and role

The Board comprises of ten Executive Directors and five Independent Non-executive Directors. The principal focus of the Board is on the overall strategic development of the Group, while the management is principally responsible for the Group's business operations. The Board also monitors the financial performance and the internal controls of the Group's business operations.

The Company has complied with Rule 3.10(1) of the Listing Rules to appoint at least three Independent Non-executive Directors. In addition, at least one Independent Non-executive Director possesses appropriate professional accounting qualifications or financial management expertise in accordance with Rule 3.10(2) of the Listing Rules. The Board considers that all Independent Non-executive Directors meet the specific independence criteria as required by the Listing Rules. The Company has received from each Independent Non-executive Director an annual confirmation or confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company still considers such Directors to be independent.

During the year, three Board meetings were held. This deviates from code provision A.1.1. The Directors consider it is more efficient to hold Board meetings to address emerging issues as appropriate. Sufficient measures have been taken to ensure that there is efficient communication among the Directors.

BOARD OF DIRECTORS *(continued)*

The individual attendance of each director is set out below:

Name of Director	Board Meetings
Mr. Yi Xi Qun	3/3
Mr. Zhang Hong Hai	3/3
Mr. Li Fu Cheng	3/3
Mr. Bai Jin Rong	3/3
Mr. Guo Ying Ming (resigned on 27 June 2006)	1/1
Mr. Liu Kai	3/3
Mr. Zheng Wan He (resigned on 5 January 2007)	3/3
Mr. Guo Pu Jin	3/3
Mr. Zhou Si	2/3
Mr. E Meng	3/3
Mr. Zhao Chang Shan* (appointed on 27 June 2006)	2/2
Mr. Lei Zhen Gang* (appointed on 27 June 2006)	1/2
Mr. Lau Hon Chuen, Ambrose	2/2
Dr. Lee Tung Hai, Leo	2/2
Mr. Wang Xian Zhang	2/2
Mr. Wu Jiesi	1/2
Mr. Robert A. Theleen	1/2

* These Directors were appointed during the second half of the year 2006 and accordingly were only entitled to attend two Board meetings during the year ended 31 December 2006.

Chairman and Chief Executive Officer

The chairman of the Company is Mr. Yi Xi Qun and the chief executive officer of the Company is Mr. Zhang Hong Hai. The Company has complied with code provision A.2.1 which stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Non-executive Directors

The Non-executive Directors of the Company (all are Independent Non-executive Directors) are not appointed for specific terms, which deviates from the requirement of code provision A.4.1. However, in view of the fact that they are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the code provisions.

REMUNERATION COMMITTEE

The Remuneration Committee was established in 2006 and the current members include:

Mr. Wu Jiesi – Committee Chairman
Dr. Lee Tung Hai, Leo
Mr. Liu Kai

The majority of the Remuneration Committee members are Independent Non-executive Directors. The Remuneration Committee advises the Board on the Company's overall policy and structure for the remuneration of Directors and senior management of the Company. The Remuneration Committee ensures that no director of the Company or any of his associate is involved in deciding his own remuneration. The Company has adopted the terms of reference of the Remuneration Committee in accordance with code provision B.1.3. A copy of the terms of reference is posted on the Company's website.

In determining the emolument payable to Directors, the Remuneration Committee takes into consideration factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, and employment conditions elsewhere in the Group. The Remuneration Committee meets regularly to determine the policy for the remuneration of Directors and assess performance of Executive Directors and certain senior management of the Company. During the year, no Remuneration Committee meeting was held.

COMPENSATION POLICY

The objective of the compensation policy of the Company is to provide an equitable and competitive compensation package so as to attract and retain the best employees to serve corporate needs. The compensation package for each employee is structured to include: base salary which is fixed to commensurate with market rate and each individual's experience and ability; share options granted with reference to an individual employee's position, performance and ability to contribute to the overall corporate success (the granting of share options is subject to shareholders' mandates as required and all applicable laws and regulations of relevant jurisdictions); and other customary and/or mandatory benefits to employees, such as retirement fund scheme, insurance and paid holiday, with reference to prevailing practices in relevant jurisdictions.

AUDITORS' REMUNERATION

For the year ended 31 December 2006, the auditors of the Company only provided audit services to the Company.

AUDIT COMMITTEE

The current members of the Audit Committee are:

Dr. Lee Tung Hai, Leo – Committee Chairman
Mr. Wang Xian Zhang
Mr. Wu Jiesi

All Audit Committee members are Independent Non-executive Directors. The Board considers that each Audit Committee member has broad commercial experience and there is a suitable mix of expertise in business, accounting and financial management on the Audit Committee. The composition and members of the Audit Committee complies with the requirements under Rule 3.21 of the Listing Rules. The Company has adopted the written terms of reference which describe the authority and duties of the Audit Committee in accordance with code provision C.3.3. A copy of the terms of reference is posted on the Company's website.

The Audit Committee meets regularly to review the reporting of financial and other information to shareholders, the effectiveness and objectivity of the audit process. The Audit Committee also provides an important link between the Board and the Company's auditors in matters coming within the scope of its terms of reference and keeps under review the independence and objectivity of the auditors.

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed financial reporting matters including a review of the accounts for the year ended 31 December 2006. During the year ended 31 December 2006, two Audit Committee meetings were held and the individual attendance of each member is set out below:

Name of director	Number of meetings attended
Dr. Lee Tung Hai, Leo	2/2
Mr. Wang Xian Zhang	2/2
Mr. Wu Jiesi	2/2

DIRECTORS' AND AUDITORS' RESPONSIBILITY STATEMENTS

The Directors acknowledged responsibility for reviewing the accounts of the Company prepared by the Executive Board for the year ended 31 December 2006 and ensuring the accounts are prepared in accordance with the Hong Kong Financial Reporting Standards. A statement by the auditors about their reporting responsibilities is contained in the Auditors' Report.

The Board confirmed that it has taken the same view from that of the Audit Committee regarding the appointment of the external auditors.

INTERNAL CONTROL

During the year under review, the Board has conducted an annual review of the effectiveness of the system of internal control of the Group. The review has covered all material controls, including financial, operational and compliance controls and risk management functions.

INDEPENDENT AUDITORS' REPORT

ERNST & YOUNG

To the shareholders of Beijing Enterprises Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of Beijing Enterprises Holdings Limited set out on pages 30 to 158, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinances.

Ernst & Young

Certified Public Accountants
18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
3 April 2007

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
CONTINUING OPERATIONS:			
REVENUE	*4*	**7,246,920**	6,263,153
Cost of sales		**(4,815,447)**	(4,172,152)
Gross profit		**2,431,473**	2,091,001
Gain on deemed disposal of interests in subsidiaries	*5*	**146,957**	14,498
Other income and gains, net	*4*	**294,430**	305,982
Selling and distribution costs		**(834,775)**	(652,723)
Administrative expenses		**(858,241)**	(712,488)
Dilution losses on share reforms of subsidiaries	*6*	**(485,827)**	–
Other operating expenses, net		**(231,440)**	(193,923)
PROFIT FROM OPERATING ACTIVITIES	*7*	**462,577**	852,347
Finance costs	*8*	**(103,711)**	(131,105)
Share of profits and losses of:			
Jointly-controlled entities	*22(a)*	**688**	(12,712)
Associates	*23(a)*	**64,644**	24,095
PROFIT BEFORE TAX		**424,198**	732,625
TAX	*11*	**(169,823)**	(136,877)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**254,375**	595,748
DISCONTINUED OPERATIONS:			
Profit for the year from discontinued operations	*7, 12*	**353,875**	119,061
PROFIT FOR THE YEAR		**608,250**	714,809
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		**100,216**	469,999
Discontinued operations	*12*	**238,452**	100,423
	13	**338,668**	570,422
Minority interests		**269,582**	144,387
		608,250	714,809

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
DIVIDENDS	*14*		
Interim		**62,250**	62,250
Proposed final		**124,500**	124,500
		186,750	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*15*		
Basic			
– For profit for the year		**HK$0.54**	HK$0.92
– For profit from continuing operations		**HK$0.16**	HK$0.76
Diluted			
– For profit for the year		**HK$0.54**	HK$0.90
– For profit from continuing operations		**HK$0.16**	HK$0.74

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	*16*	**7,681,882**	8,037,017
Investment properties	*17*	**272,904**	446,820
Prepaid land premiums	*18*	**302,757**	377,320
Goodwill	*19*	**44,177**	275,777
Other intangible assets	*20*	**1,450,584**	1,517,866
Interests in jointly-controlled entities	*22*	**1,921**	182,918
Interests in associates	*23*	**519,854**	248,849
Trade and bills receivables	*29*	**–**	33,202
Prepayments, deposits and other receivables	*30*	**130,008**	313,782
Pledged deposits	*24*	**2,200**	34,684
Available-for-sale investments	*25*	**352,914**	510,037
Deferred tax assets	*41*	**663**	67,772
Total non-current assets		**10,759,864**	12,046,044
Current assets:			
Prepaid land premiums	*18*	**8,086**	12,684
Properties under development		**–**	322,301
Properties held for sale	*26*	**–**	39,406
Inventories	*27*	**1,648,707**	1,574,923
Amounts due from customers for contract work	*28*	**–**	25,238
Trade and bills receivables	*29*	**458,313**	928,709
Prepayments, deposits and other receivables	*30*	**1,644,518**	1,055,066
Financial assets at fair value through profit or loss	*32*	**9,706**	45,551
Taxes recoverable		**27,258**	37,415
Pledged deposits	*24*	**59,305**	15,557
Cash and cash equivalents	*33*	**2,708,395**	3,508,055
		6,564,288	7,564,905
Non-current assets classified as held for sale	*34*	**–**	19,319
Total current assets		**6,564,288**	7,584,224
TOTAL ASSETS		**17,324,152**	19,630,268

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	35	**62,250**	62,250
Reserves	37(a)	**8,683,955**	8,256,191
Proposed final dividend	14	**124,500**	124,500
		8,870,705	8,442,941
Minority interests		**4,189,100**	4,064,052
TOTAL EQUITY		**13,059,805**	12,506,993
Non-current liabilities:			
Bank and other borrowings	38	**566,998**	373,311
Convertible bonds	39	**464**	548,785
Other long term liabilities	40	**21,570**	32,682
Deferred tax liabilities	41	**20,512**	168,527
Total non-current liabilities		**609,544**	1,123,305
Current liabilities:			
Trade and bills payables	42	**733,615**	1,165,555
Amounts due to customers for contract work	28	**–**	48,580
Other payables and accruals	43	**1,036,140**	1,839,417
Taxes payable	44	**551,098**	395,132
Bank and other borrowings	38	**1,333,950**	2,505,132
		3,654,803	5,953,816
Liabilities directly associated with non-current assets classified as held for sale	34	**–**	46,154
Total current liabilities		**3,654,803**	5,999,970
TOTAL LIABILITIES		**4,264,347**	7,123,275
TOTAL EQUITY AND LIABILITIES		**17,324,152**	19,630,268

Yi Xi Qun
Director

Zhang Hong Hai
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

		Attributable to shareholders of the Company												
	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 37(a)(iii))	Share option reserve HK$'000	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 37(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005		62,250	4,839,497	(210,685)	-	-	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
Exchange realignment		-	-	-	-	-	-	141,984	-	-	-	141,984	72,145	214,129
Fair value gain on revaluation of building upon transfer to investment properties		-	-	-	-	12,332	-	-	-	-	-	12,332	380	12,712
Gain on minority interests on deemed capital contribution		-	-	33,589	-	-	-	-	-	-	-	33,589	(33,589)	-
Total income and expense for the year recognised directly in equity		-	-	33,589	-	12,332	-	141,984	-	-	-	187,905	38,936	226,841
Profit for the year		-	-	-	-	-	-	-	-	570,422	-	570,422	144,387	714,809
Total income and expense for the year		-	-	33,589	-	12,332	-	141,984	-	570,422	-	758,327	183,323	941,650
Capital contributions from minority shareholders		-	-	-	-	-	-	-	-	-	-	-	69,996	69,996
Deemed capital contribution in respect of an interest-free loan from a minority shareholder		-	-	-	-	-	-	-	-	-	-	-	82,767	82,767
Acquisition of interests in subsidiaries		-	-	-	-	-	-	-	-	-	-	-	457,884	457,884
Acquisition of minority interests		-	-	-	-	-	-	-	-	-	-	-	(2,490)	(2,490)
Disposal of interests in subsidiaries		-	-	(136,328)	-	-	-	(4,932)	(21,458)	157,786	-	(4,932)	(361,386)	(366,318)
Deemed disposal of interest in a subsidiary		-	-	15,980	-	-	-	-	(1,667)	(14,313)	-	-	(14,498)	(14,498)
Disposal of interests in jointly-controlled entities		-	-	(2,277)	-	-	-	(5,434)	(6,579)	9,488	-	(4,802)	-	(4,802)
Goodwill released upon disposal of interest in a subsidiary		-	-	79,457	-	-	-	-	-	(79,457)	-	-	-	-
Goodwill released upon disposal of an interest in a jointly-controlled entity		-	-	118,431	-	-	-	-	-	(118,431)	-	-	-	-
Final 2004 dividend declared		-	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2005 dividend	14	-	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
Proposed final 2005 dividend	14	-	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	-	(71,643)	(71,643)
Transfer to reserves		-	-	17,099	-	-	-	(20)	121,360	(138,439)	-	-	-	-
At 31 December 2005		62,250	4,839,497*	(84,734)*	-*	12,332*	-*	163,885*	712,257*	2,612,954*	124,500	8,442,941	4,064,052	12,506,993

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 37(a)(iii))	Share option reserve HK$'000	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 37(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
		Attributable to shareholders of the Company												
At 1 January 2006		62,250	4,839,497	(84,734)	-	12,332	-	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
Exchange realignment		-	-	-	-	-	-	317,580	-	-	-	317,580	180,561	498,141
Changes in fair value of available-for-sale investments		-	-	-	-	-	313,491	-	-	-	-	313,491	312,240	625,731
Deferred tax debited to equity	41	-	-	-	-	-	(103,452)	-	-	-	-	(103,452)	(103,039)	(206,491)
Total income and expense for the year recognised directly in equity		-	-	-	-	-	210,039	317,580	-	-	-	527,619	389,762	917,381
Profit for the year		-	-	-	-	-	-	-	-	338,668	-	338,668	269,582	608,250
Total income and expense for the year		-	-	-	-	-	210,039	317,580	-	338,668	-	866,287	659,344	1,525,631
Capital contributions from minority shareholders		-	-	3,327	-	-	-	-	-	-	-	3,327	890,846	894,173
Disposal of interests in subsidiaries		-	-	333,233	-	(1,371)	(210,039)	(61,651)	(44,857)	(287,005)	-	(271,690)	(1,151,289)	(1,422,979)
Deemed disposal of interests in subsidiaries		-	-	156,080	-	(2,853)	-	(822)	(28,957)	(127,596)	-	(4,148)	(142,809)	(146,957)
Deconsolidation of subsidiaries		-	-	(27)	-	-	-	(1,809)	(4,089)	5,925	-	-	(454,807)	(454,807)
Share reform of subsidiaries	6	-	-	(200,323)	-	-	-	-	(47,853)	248,176	-	-	485,827	485,827
Share reform expenses		-	-	(3,451)	-	-	-	-	-	-	-	(3,451)	-	(3,451)
Issue of share options	36	-	-	-	21,279	-	-	-	-	-	-	21,279	-	21,279
Issue of share options by a subsidiary	36	-	-	2,910	-	-	-	-	-	-	-	2,910	2,304	5,214
Final 2005 dividend declared		-	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2006 dividend	14	-	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
Proposed final 2006 dividend	14	-	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	-	(164,368)	(164,368)
Transfer to reserves		-	-	8,231	-	(515)	-	-	117,685	(125,401)	-	-	-	-
At 31 December 2006		**62,250**	**4,839,497***	**215,246***	**21,279***	**7,593***	**-***	**417,183***	**734,186***	**2,478,971***	**124,500**	**8,870,705**	**4,189,100**	**13,059,805**

* These reserve accounts comprise the consolidated reserves of HK$8,683,955,000 (2005: HK$8,256,191,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax:			
From continuing operations		**424,198**	732,625
From discontinued operations	*12(a)*	**701,851**	157,270
Adjustments for:			
Finance costs	*8*	**114,893**	156,220
Fair value gains on investment properties, net	*4*	**(4,580)**	(13,635)
Excess over the cost of acquisition of subsidiaries and minority interests	*4*	**(889)**	(3,677)
Share of profits and losses of jointly-controlled entities and associates		**(58,672)**	5,099
Depreciation	*7*	**705,779**	594,861
Amortisation of operating concessions	*7*	**106,415**	102,605
Amortisation of management information systems	*7*	**2,000**	1,887
Amortisation of licences	*7*	**449**	1,491
Amortisation of deferred development costs	*7*	**670**	–
Impairment of items of property, plant and equipment	*7*	**1,916**	3,780
Impairment of goodwill	*7*	**44,625**	59,658
Impairment of licences	*7*	**–**	12,000
Impairment of deferred development costs	*7*	**–**	5,870
Impairment of available-for-sale investments	*7*	**90,770**	1,083
Impairment of an amount due from an associate	*7*	**5,500**	4,500
Impairment of trade and bills receivables	*7*	**15,838**	48,398
Impairment of other receivables	*7*	**94,226**	22,445
Provision/(write-back of provision) against inventories, net	*7*	**3,459**	(8,377)
Interest income	*4*	**(82,177)**	(73,165)
Investment income	*4*	**(1,436)**	(3,271)
(Gain)/loss on disposal of items of property, plant and equipment, net	*7*	**(111,341)**	5,556
Gain on disposal of investment properties	*4*	**(3,189)**	(2,466)
Gain on disposal of interests in subsidiaries, net	*4*	**(141,469)**	(81,097)
Gain on deemed disposal of interests in subsidiaries		**(146,957)**	(14,498)
Dilution losses on share reforms of subsidiaries		**485,827**	–
Gain on disposal of interests in jointly-controlled entities	*4*	**–**	(120,273)
Loss on deemed disposal of an interest in a jointly-controlled entity	*7*	**–**	316
Loss on deemed disposal of an interest in an associate	*7*	**499**	927
Gain on disposal of available-for-sale investments	*4*	**(47,676)**	(1,514)
Gain on disposal of financial assets at fair value through profit or loss, net	*4*	**(2,563)**	(2,074)
Fair value (gains)/losses on financial assets at fair value through profit or loss, net	*7*	**(8,919)**	4,132
Employee share option benefits		**26,493**	–
Operating profit before working capital change		**2,215,540**	1,596,676

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating profit before working capital changes	**2,215,540**	1,596,676
(Increase)/decrease in prepaid land premiums	**(22,986)**	64,049
(Increase)/decrease in properties under development	**322,301**	(190,269)
(Increase)/decrease in properties held for sale	**(239,497)**	23,584
Increase in inventories	**(336,792)**	(211,671)
Increase in amounts due from customers for contract work	**(5,133)**	(8,323)
(Increase)/decrease in trade and bills receivables	**76,322**	(143,136)
Increase in prepayments, deposits and other receivables	**(676,865)**	(88,085)
Purchases of financial assets at fair value through profit or loss	**(38,140)**	(6,871)
Proceeds from disposal of financial assets at fair value through profit or loss	**74,545**	9,464
(Increase)/decrease in taxes recoverable	**2,228**	(17,355)
Increase in trade and bills payables	**555,282**	340,926
Increase/(decrease) in amounts due to customers for contract work	**1,924**	(3,190)
Increase in other payables and accruals	**524,490**	379,659
Increase in other taxes payable	**29,791**	49,008
Increase in other long term liabilities	**7,147**	24,216
Exchange adjustments	**3,751**	10,981
Cash generated from operations	**2,493,908**	1,829,663
Dividends received from jointly-controlled entities and associates	**2,761**	25,405
Hong Kong profits tax paid	**(4,605)**	(590)
Mainland China income tax paid	**(236,538)**	(201,078)
Overseas income tax paid	**(1,490)**	(1,097)
Net cash inflow from operating activities	**2,254,036**	1,652,303

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	*16*	**(1,520,316)**	(1,366,308)
Proceeds from disposal of items of property, plant and equipment		**248,384**	52,895
Proceeds from disposal of investment properties		**5,974**	3,474
Purchases of other intangible assets	*20*	**(1,639)**	(2,668)
Share reform expenses		**(3,451)**	–
Acquisition of subsidiaries	*45*	**(231,571)**	(77,326)
Acquisition of minority interests		**–**	(1,874)
Disposal of subsidiaries	*46(a)*	**(189,126)**	80,675
Deconsolidation of subsidiaries	*46(b)*	**(343,086)**	–
Acquisition of and increase in investments in jointly-controlled entities and associates		**(60,902)**	(47,369)
Proceeds from disposal of interests in jointly-controlled entities and associates		**1,462**	392,277
Deposit paid for acquisition of interests in companies		**–**	(36,743)
Net (increase)/decrease in amounts due from/to and loans to jointly-controlled entities and associates		**(49,657)**	18,880
Purchases of available-for-sale investments		**(350,682)**	(133,891)
Proceeds from disposal of available-for-sale investments		**134,013**	1,814
Decrease in time deposits with maturity of more than three months when acquired		**88,768**	677,737
(Increase)/decrease in pledged deposits		**(49,962)**	3,670
Interest received		**45,836**	58,132
Investment income received		**1,436**	3,271
Net cash outflow from investing activities		**(2,274,519)**	(373,354)

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions from minority shareholders		**336,073**	19,917
New loans		**3,038,791**	2,500,426
Repayment of loans		**(3,710,875)**	(3,536,684)
Interest paid	*8*	**(108,892)**	(150,915)
Dividends paid		**(186,750)**	(186,750)
Dividends paid to minority shareholders		**(164,368)**	(71,643)
Net cash outflow from financing activities		**(796,021)**	(1,425,649)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(816,504)**	(146,700)
Cash and cash equivalents at beginning of year		**3,417,574**	3,507,843
Effect of foreign exchange rate changes, net		**105,612**	56,431
CASH AND CASH EQUIVALENTS AT END OF YEAR		**2,706,682**	3,417,574
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	*33*	**2,597,596**	2,917,382
Cash equivalents	*33*	**50,225**	59,326
Time deposits	*33*	**122,079**	581,588
		2,769,900	3,558,296
Less: Pledged deposits	*24*	**(61,505)**	(50,241)
Time deposits with maturity of more than three months when acquired		**(1,713)**	(90,481)
		2,706,682	3,417,574

BALANCE SHEET

31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	16	**40,153**	41,994
Investment properties	17	**134,000**	134,000
Interests in subsidiaries	21	**4,838,397**	5,059,879
Interests in jointly-controlled entities	22	**338**	(13,616)
Interests in associates	23	**46,168**	46,168
Prepayments, deposits and other receivables	30	**67,558**	139,944
Available-for-sale investments	25	**132,747**	141,437
Total non-current assets		**5,259,361**	5,549,806
Current assets:			
Trade and bills receivables	29	**2,982**	4,844
Prepayments, deposits and other receivables	30	**443,451**	236,080
Financial assets at fair value through profit or loss	32	**9,706**	34,629
Cash and cash equivalents	33	**152,632**	192,507
Total current assets		**608,771**	468,060
TOTAL ASSETS		**5,868,132**	6,017,866
EQUITY AND LIABILITIES			
Equity:			
Issued capital	35	**62,250**	62,250
Reserves	37(b)	**5,355,941**	5,059,078
Proposed final dividend	14	**124,500**	124,500
TOTAL EQUITY		**5,542,691**	5,245,828
Current liabilities:			
Bank and other borrowings	38	**243,600**	664,775
Other payables and accruals	43	**73,569**	97,617
Taxes payable	44	**8,272**	9,646
Total current liabilities		**325,441**	772,038
TOTAL LIABILITIES		**325,441**	772,038
TOTAL EQUITY AND LIABILITIES		**5,868,132**	6,017,866

Yi Xi Qun
Director

Zhang Hong Hai
Director

1. CORPORATE INFORMATION

Beijing Enterprises Holdings Limited (the "Company") is a limited liability company incorporated in Hong Kong.

During the year, the Company and its subsidiaries (collectively the "Group") were involved in the following principal activities:

- production, distribution and sale of consumer products, including beer and wine in Beijing and other provinces in the People's Republic of China (the "PRC")
- investment in transportation infrastructure, including the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC
- operation of water purification and treatment plants in Beijing and another city in the PRC
- the provision of retail services in Beijing and certain other cities in the PRC (discontinued during the year – *note 12*)
- property construction and development (discontinued during the year – *note 12*)
- the provision of telecommunications and information technology ("IT") related services
- the provision of tourism services in Longqingxia, a scenic area in Beijing
- restaurant operations in the PRC, Thailand, Indonesia, Singapore and Malaysia

As at 31 December 2006 and the date of approval of these financial statements, the immediate holding company of the Company is Beijing Enterprises Investments Limited, which is incorporated in the British Virgin Islands, and in the opinion of the directors, the ultimate holding company is Beijing Holdings Limited ("BHL"), which is incorporated in Hong Kong.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for (i) investment properties and certain financial assets which have been measured at fair value; and (ii) non-current assets held for sale, which are stated at the lower of carrying amount and fair value less costs to sell, as further explained in note 2.4 to the financial statements. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. For the acquisition of minority interests, the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill or in the income statement as an excess over cost of acquisition, where appropriate.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for, in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

- HKAS 21 Amendment — "Net Investment in a Foreign Operation"
- HKAS 27 Amendment — "Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005"
- HKAS 39 & HKFRS 4 Amendments — "Financial Guarantee Contracts"
- HKAS 39 Amendment — "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- HKAS 39 Amendment — "The Fair Value Option"
- HK(IFRIC)-Int 4 — "Determining whether an Arrangement contains a Lease"

The principal changes in accounting policies are as follows:

(a) HKAS 21 "The Effects of Changes in Foreign Exchange Rates"

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b) HKAS27 "Consolidated and Separate Financial Statements"

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the consolidated financial statements as described in note 2.4 "Summary of significant accounting policies" below. The adoption of this amendment has had no other effect on these financial statements.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(continued)*

(c) HKAS 39 "Financial Instruments: Recognition and Measurement"

(i) Amendment for financial guarantee contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue". The adoption of this amendment has had no material impact on these financial statements.

(ii) Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on these financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(d) HK(IFRIC)-Int 4 *"Determining whether an Arrangement contains a Lease"*

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This interpretation has had no material impact on these financial statements.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

- HKAS 1 Amendment "Capital Disclosures"
- HKFRS 7 "Financial Instruments: Disclosures"
- HKFRS 8 "Operating Segments"
- HK(IFRIC)-Int 7 "Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*"
- HK(IFRIC)-Int 8 "Scope of HKFRS 2"
- HK(IFRIC)-Int 9 "Reassessment of Embedded Derivatives"
- HK(IFRIC)-Int 10 "Interim Financial Reporting and Impairment"
- HK(IFRIC)-Int 11 "HKFRS 2 – Group and Treasury Share Transactions"
- HK(IFRIC)-Int 12 "Service Concession Arrangements"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group's major customers. This standard will supersede HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment, HKFRS 7, HKFRS 8 and HK(IFRIC)-Int 12 may result in new or amended disclosures and reclassification of certain assets, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's financial and operating policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any accumulated impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group/Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Group/Company has a contractual right to exercise a dominant influence with respect to the joint venture's financial and operating policies;

(b) a jointly-controlled entity, if the Group/Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group/Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group/Company holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of associates, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in associates. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any accumulated impairment losses.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is a jointly-controlled entity;

(c) the party is an associate;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of jointly-controlled entities and associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill *(continued)*

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004 ***(continued)***

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill previously eliminated against the consolidated capital reserve

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserve and is not recognised in the consolidated income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, jointly-controlled entities and associates, after reassessment, is recognised immediately in the consolidated income statement.

The excess for jointly-controlled entities and associates is included in the Group's share of the jointly-controlled entities' and associates' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than investment properties, goodwill, deferred tax assets, financial assets, properties under development, properties held for sale, inventories, amounts due from customers for contract work and non-current assets classified as held for sale), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of a non-financial asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any accumulated impairment losses. When an item of property, plant and equipment is classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", as further explained in the accounting policy for "Non-current assets held for sale".

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other property, plant and equipment is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its estimated residual value over its estimated useful life. The estimated useful lives of different categories of property, plant and equipment are as follows:

Buildings	10 to 50 years
Leasehold improvements	Over the lease terms or 5 to 10 years, whichever is shorter
Plant and machinery	5 to 20 years
Furniture, fixtures and office equipment	5 to 10 years
Motor vehicles	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Property, plant and equipment and depreciation *(continued)*

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the period in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the period of the retirement or disposal.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investment properties *(continued)*

When a property occupied by the Group as an owner-occupied property becomes an investment property, any difference between the carrying amount and the fair value of the property at the date of change in use is accounted for as follows:

(a) any resulting decrease in the carrying amount of the property is recognised in the income statement in the period the change in use took place.

(b) any resulting increase in the carrying amount is credited to the income statement, to the extent the increase reverses a previous impairment loss for that property, or restores the carrying amount of the property to an amount that would have been determined (net of any depreciation) had no impairment loss been recognised for the property in prior years; and any remaining part of the increase in the carrying amount is credited directly to equity in the property revaluation reserve. On subsequent disposal of the property, the relevant portion of the property revaluation reserve realised is transferred to retained profits as a movement in reserves.

When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at the completion date and its previous carrying amount is recognised in the income statement.

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable.

Non-current assets (other than investment properties, deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land premiums under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the buildings as a finance lease in property, plant and equipment.

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

An intangible asset is derecognised on disposal or no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the intangible asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant intangible asset.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Intangible assets (other than goodwill) *(continued)*

Operating concessions

Operating concessions represent the rights to operate a water treatment plant and a toll road, and to sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the respective periods of the operating concessions granted to the Group of 20 to 40 years.

Management information systems

Management information systems are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

Licences

Licences are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 to 10 years.

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset arising from the projects so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as movements in the investment revaluation reserve, until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in the investment revaluation reserve is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for those investments or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any accumulated impairment losses.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Investments and other financial assets *(continued)*

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and bills receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of financial assets *(continued)*

Available-for-sale investments carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are recognised in the income statement and are not reversed.

Available-for-sale investments carried at fair value

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from the investment revaluation reserve to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Derecognition of financial assets *(continued)*

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to customers for contract work, other payables and accruals, bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue".

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Convertible bonds

The component of convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in income statement.

Properties under development

Properties under development represent properties under construction for future sale and are stated at cost less any accumulated impairment losses. Cost comprises the prepaid land premiums for land together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage-of-completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage-of-completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimate total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customers for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customers for contract work.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income tax *(continued)*

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments or is deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation/amortisation charge.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) toll revenue, rental and hotel income, on an accrual basis;

(c) from the sale of completed properties, upon execution of the sales agreements;

(d) from construction contracts, on the percentage-of-completion basis, as further explained in the accounting policy for "Construction contracts" above;

(e) from the rendering of services, when the services have been rendered;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) from the trading of listed or unlisted investments, on the trade dates; and

(h) other investment income, when the right to receive payment has been established.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Employee benefits

Share-based payment transactions

The Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam"), each operates a share option scheme for the granting of non-transferable options, for the purpose of providing incentives and rewards, to eligible participants who contribute to the success of the operations of the Group, the Beijing Development group and the Xteam group, respectively. Employees (including directors) of the respective groups receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair values of the share options granted by the Company and Beijing Development during the year are determined by external valuers using the binomial lattice model and the Black-Scholes-Merton option pricing model, respectively, further details of which are given in note 36 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, Beijing Development and Xteam ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Employee benefits *(continued)*

Share-based payment transactions ***(continued)***

The dilutive effect of outstanding options, if any, reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 "Share-based Payment" in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 31 December 2003 and to those granted on or after 1 January 2004.

Upon the exercise of share options, the resulting shares issued are recorded by the Company, Beijing Development or Xteam as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company, Beijing Development or Xteam in the respective share premium accounts. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Employee benefits *(continued)*

Pension costs

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the income statement as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in the exchange fluctuation reserve relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the Group's accounting policies, management has made judgements and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date. The major judgements and estimations that have the most significant effect on the amounts recognised in the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are set out below:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill in aggregate carried as an asset in the consolidated balance sheet as at 31 December 2006 was HK$78,172,000 (2005: HK$275,777,000), details of which are set out in notes 19 and 23 to the financial statements.

Useful lives and residual values of property, plant and equipment

The Group's management determines the residual values, useful lives and related depreciation charges for the Group's property, plant and equipment. This estimate is based on the historical experience of the actual residual values and useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where residual values or useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives therefore depreciation in the future periods.

Impairment of property, plant and equipment and intangible assets (other than goodwill)

The carrying amounts of items of property, plant and equipment and intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable in accordance with the accounting policy as disclosed in note 2.4 to the financial statements. The recoverable amount is calculated as the higher of its fair value less costs to sell and value in use, and such calculations involve the use of estimates. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

Impairment of available-for-sale investments

The Group follows the guidance of HKAS 39 in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost; and the financial health of and the near term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operating and financing cash flows.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(continued)*

Current tax and deferred tax

The Group is subject to income taxes in Hong Kong, Mainland China and overseas. The Group carefully evaluates tax implications of its transactions in accordance with prevailing tax regulations and makes tax provision accordingly. However, judgement is required in determining the Group's provision for income taxes as there are many transactions and calculations of which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provision in the periods in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. Where the expectations are different from the original estimates, such differences will impact on the recognition of deferred tax assets and tax in the periods in which such estimates have been changed.

Provision for impairment of trade and bills receivables

The Group's management determines the provision for impairment of trade and bills receivables. This estimate is based on the credit history of the customers and the current market condition and the provision is applied to receivables where events or changes in circumstances indicate that the balances may not be collectible. Management reassesses the adequacy of provision on a regular basis. The identification of impairment of receivables requires the use of judgements and estimates. Where the expectations are different from the original estimates, such differences will impact on the carrying values of receivables and the impairment of receivables recognised in the periods in which such estimates have been changed.

Provision against obsolete and slow-moving inventories

Management reviews the condition of inventories of the Group and makes provision against obsolete and slow-moving inventory items which are identified as no longer suitable for sale or use. Management estimates the net realisable value for such inventories based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review at each balance sheet date and makes provision against obsolete and slow-moving items. Management reassesses the estimation on each balance sheet date.

The identification of obsolete and slow-moving inventory items requires the use of judgements and estimates. Where the expectation is different from the original estimate, such difference will impact on the carrying values of inventories and the write-down of inventories recognised in the periods in which such estimates have been changed.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operation segment produces, distributes and sells brewery products;

(b) the retail operation segment operates department stores in Beijing and certain other cities in the PRC (discontinued during the year ended 31 December 2006 – *note 12*);

(c) the expressway and toll road operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality, the PRC;

(d) the water treatment operation segment operates water treatment plants in Beijing and another city in the PRC and sells purified water; and

(e) the corporate and others segment mainly comprises the construction of broadband infrastructure, sale of software, the provision of Internet services and IT technical support and consultation services, the construction of geothermal energy systems and provision of related installation services, tourism operation, production, distribution and sale of wine, restaurant operation, property construction and development (discontinued during the year ended 31 December 2006 – *note 12*), property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

3. SEGMENT INFORMATION *(continued)*

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2006 and 2005:

Group

Year ended 31 December 2006

	Continuing operations					Discontinued operations				
	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:										
Sales to external customers	5,476,877	530,542	518,696	720,805	7,246,920	6,049,966	273,105	6,323,071	-	13,569,991
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	114,128	2,457	2,108	45,321	164,014	261,713	6,151	267,864	-	431,878
Total	5,591,005	532,999	520,804	766,126	7,410,934	6,311,679	279,256	6,590,935	-	14,001,869
Segment results	444,365	282,534	169,468	(194,355)	702,012	455,016	(83,981)	371,035		1,073,047
Unallocated income and gains, net					277,373			348,658		626,031
Unallocated expenses					(516,808)			-		(516,808)
Profit from operating activities					462,577			719,693		1,182,270
Finance costs					(103,711)			(11,182)		(114,893)
Share of profits and losses of:										
Jointly-controlled entities	-	-	-	688	688	(5,647)	-	(5,647)		(4,959)
Associates	(3,966)	-	-	68,610	64,644	129	(1,142)	(1,013)		63,631
Profit before tax					424,198			701,851		1,126,049
Tax					(169,823)			(347,976)		(517,799)
Profit for the year					254,375			353,875		608,250

3. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

Year ended 31 December 2006 (continued)

	Continuing operations					Discontinued operations				
	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	8,603,878	1,832,279	1,336,329	7,062,709	18,835,195	-	-	-	(5,153,985)	13,681,210
Share of net assets of:										
Jointly-controlled entities	-	-	-	5,591	5,591	-	-	-	-	5,591
Associates	10,781	3,214	-	468,911	482,906	-	-	-	-	482,906
	8,614,659	1,835,493	1,336,329	7,537,211	19,323,692	-	-	-	(5,153,985)	14,169,707
Unallocated assets					3,160,441			-	-	3,160,441
Total assets					22,484,133			-	(5,153,985)	17,330,148
Segment liabilities	2,212,125	352,577	463,382	4,119,828	7,147,912	-	-	-	(5,153,985)	1,993,927
Unallocated liabilities					2,276,416			-	-	2,276,416
Total liabilities					9,424,328			-	(5,153,985)	4,270,343
Other segment information:										
Depreciation	529,681	45,864	87	30,820	606,452	85,656	13,671	99,327	-	705,779
Amortisation of other intangible assets	-	31,768	73,099	4,667	109,534	-	-	-	-	109,534
Impairment losses on:										
Segment assets	10,780	-	-	144,742	155,522	6,584	-	6,584	-	162,106
Unallocated assets										90,770
Capital expenditures	1,069,336	157,464	12,587	33,096	1,272,483	249,472	-	249,472	-	1,521,955

3. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

Year ended 31 December 2005 (Restated)

	Continuing operations					Discontinued operations				
	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment revenue:										
Sales to external customers	4,556,142	477,440	506,638	722,933	6,263,153	4,510,210	227,250	4,737,460	-	11,000,613
Intersegment sales	-	-	-	-	-	-	-	-	-	-
Other income and gains, net	74,424	3,742	-	40,210	118,376	110,474	9,700	120,174	-	238,550
Total	4,630,566	481,182	506,638	763,143	6,381,529	4,620,684	236,950	4,857,634	-	11,239,163
Segment results	387,883	290,577	166,595	(182,992)	662,063	134,738	(21,385)	113,353		775,416
Unallocated income and gains, net					202,104			93,788		295,892
Unallocated expenses					(11,820)			(8,274)		(20,094)
Profit from operating activities					852,347			198,867		1,051,214
Finance costs					(131,105)			(25,115)		(156,220)
Share of profits and losses of:										
Jointly-controlled entities	-	-	-	(12,712)	(12,712)	(14,180)	-	(14,180)		(26,892)
Associates	(2,391)	(410)	-	26,896	24,095	(813)	(1,489)	(2,302)		21,793
Profit before tax					732,625			157,270		889,895
Tax					(136,877)			(38,209)		(175,086)
Profit for the year					595,748			119,061		714,809

3. SEGMENT INFORMATION *(continued)*

(a) Business segments *(continued)*

Group

Year ended 31 December 2005 (Restated) (continued)

	Continuing operations					Discontinued operations				
	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	7,458,097	1,709,479	1,238,023	6,781,667	17,187,266	1,474,409	778,009	2,252,418	(4,434,091)	15,005,593
Share of net assets of:										
Jointly-controlled entities	-	-	-	58,330	58,330	138,098	-	138,098	-	196,428
Associates	11,395	3,090	-	190,456	204,941	25,188	23,077	48,265	-	253,206
	7,469,492	1,712,569	1,238,023	7,030,453	17,450,537	1,637,695	801,086	2,438,781	(4,434,091)	15,455,227
Unallocated assets					2,862,979			1,356,092	-	4,219,071
Total assets					20,313,516			3,794,873	(4,434,091)	19,674,298
Segment liabilities	1,777,389	465,648	458,244	3,562,754	6,264,035	622,744	943,481	1,566,225	(4,434,091)	3,396,169
Unallocated liabilities					3,131,996			639,140	-	3,771,136
Total liabilities					9,396,031			2,205,365	(4,434,091)	7,167,305
Other segment information:										
Depreciation	429,420	50,510	86	23,302	503,318	57,923	33,620	91,543	-	594,861
Amortisation of other intangible assets	-	31,346	71,259	3,378	105,983	-	-	-	-	105,983
Impairment losses on:										
Segment assets	-	-	-	81,308	81,308	-	-	-	-	81,308
Unallocated assets										1,083
Capital expenditures	1,056,158	9,751	6,304	147,772	1,219,985	149,295	-	149,295	-	1,369,280

3. SEGMENT INFORMATION *(continued)*

(b) Geographical segments

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:										
Sales to external customers	**3,366**	13,008	**13,336,583**	10,799,561	**230,042**	188,044	**-**	-	**13,569,991**	11,000,613
Intersegment sales	**1,237**	4,642	**-**	-	**32,422**	40,381	**(33,659)**	(45,023)	**-**	-
Other income and gains, net	**25,111**	1,445	**405,666**	236,390	**1,101**	715	**-**	-	**431,878**	238,550
Total	**29,714**	19,095	**13,742,249**	11,035,951	**263,565**	229,140	**(33,659)**	(45,023)	**14,001,869**	11,239,163
Other segment information:										
Segment assets	**5,467,225**	4,861,816	**13,367,970**	14,514,771	**-**	63,097	**(5,153,985)**	(4,434,091)	**13,681,210**	15,005,593
Share of net assets of:										
Jointly-controlled entities	**-**	-	**5,591**	196,428	**-**	-	**-**	-	**5,591**	196,428
Associates	**216,522**	-	**266,384**	253,206	**-**	-	**-**	-	**482,906**	253,206
	5,683,747	4,861,816	**13,639,945**	14,964,405	**-**	63,097	**(5,153,985)**	(4,434,091)	**14,169,707**	15,455,227
Unallocated assets									**3,160,441**	4,219,071
Total assets									**17,330,148**	19,674,298
Capital expenditures	**1,031**	1,972	**1,506,886**	1,366,037	**14,038**	1,271	**-**	-	**1,521,955**	1,369,280

4. REVENUE, OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of revenue from toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

An analysis of the Group's revenue, other income and gains, net, is as follows:

	2006	2005
	HK$'000	HK$'000
		(Restated)
Revenue		
Brewery operation	**5,476,877**	4,556,142
Expressway and toll road operations	**530,542**	477,440
Water treatment operation	**518,696**	506,638
Corporate and others	**720,805**	722,933
Attributable to continuing operations reported in the consolidated income statement	**7,246,920**	6,263,153
Attributable to discontinued operations – *note 12(a)*	**6,323,071**	4,737,460
	13,569,991	11,000,613
Other income		
Bank interest income	**45,836**	58,132
Imputed interest income on interest-free other receivables	**36,341**	15,033
Compensation income	**3,489**	23,582
Rental income	**61,224**	44,633
Service income	**21,162**	15,866
Investment income, unlisted	**1,436**	3,271
Entrusted operating arrangement fee – *note 46(b)(i)*	**12,516**	–
Government grants*	**81,023**	63,438
Sale of raw materials	**1,499**	2,995
Indemnification from related companies recognised as income#	**193,551**	2,700
Others	**103,570**	58,321
	561,647	287,971

4. REVENUE, OTHER INCOME AND GAINS, NET *(continued)*

	2006 HK$'000	2005 HK$'000 (Restated)
Gains, net		
Fair value gains on investment properties, net – *note 17*	**4,580**	13,635
Excess over the costs of acquisition of subsidiaries and minority interests	**889**	3,677
Gain on disposal of items of property, plant and equipment, net	**111,341**	–
Gain on disposal of investment properties	**3,189**	2,466
Gain on disposal of interests in subsidiaries, net †	**141,469**	81,097
Gain on disposal of interests in jointly-controlled entities Ω	**–**	120,273
Gain on disposal of available-for-sale investments stated at cost	**47,676**	1,514
Gain on disposal of financial assets at fair value through profit or loss, net	**2,563**	2,074
Fair value gains on financial assets at fair value through profit or loss	**8,919**	–
Foreign exchange differences, net	**28,679**	7,237
	349,305	231,973
Other income and gains, net	**910,952**	519,944
Attributable to:		
Continuing operations reported in the consolidated income statement	**294,430**	305,982
Discontinued operations – *note 12(a)*	**616,522**	213,962
	910,952	519,944

* The government grants represented government subsidies, corporate income tax and turnover tax refunds. Turnover tax includes value-added tax, city construction tax and education surcharge. The government grants are unconditional, except for certain grants which must be utilised for the development of the Company's subsidiaries.

\# The indemnification from related companies recognised as income during the year ended 31 December 2006 represented the indemnification given by 北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("Beijing Enterprises Group", a state-owned enterprise established by The State-owned Assets Supervision and Administration Commission (the "SASAC") of the People's Government of Beijing Municipality in January 2005) to the Group for the tax liability incurred by 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) ("Jing Lian Fa") on the disposal of its 49.52% equity interest in Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing"). Further details of the disposal are set out in note 12 to the financial statements.

4. REVENUE, OTHER INCOME AND GAINS, NET *(continued)*

† The net gain on disposal of interests in subsidiaries recognised during the year ended 31 December 2006 was attributable to the disposal of the Group's entire 50.1% equity interests in Wangfujing, and the amount recognised during the year ended 31 December 2005 was mainly attributable to the disposal of all of the Group's equity interests in Beijing Enterprises (Dairy) Limited ("BE Dairy"), which held a 55% equity interest in Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods"), and Beijing Western-Style Food Co., Ltd. during that year. Further details of the disposal of subsidiaries are set out in note 46(a) to the financial statements.

Ω The gain on disposal of interests in jointly-controlled entities recognised during the year ended 31 December 2005 arose from the disposal of all of the Group's equity interest in 北京秦昌玻璃有限公司 (Beijing Qin Chang Glass Company Limited) and Beijing Enterprises (Tourism) Limited ("BE Tourism"), which held a 75% equity interest in Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism") during that year.

5. GAINS ON DEEMED DISPOSAL OF INTERESTS IN SUBSIDIARIES

The gains on deemed disposal of interests in subsidiaries recognised during the year included the following:

(i) a gain of HK$141,341,000 (2005: HK$14,498,000) arising from the dilution of the Group's effective equity interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), an indirectly held subsidiary of the Company, from 54.46% (2005: 54.86%) to 50.47% (2005: 54.46%) upon the exercise of convertible bonds of Yanjing Brewery by certain bondholders in exchange for ordinary shares of Yanjing Brewery. Further details of the Group's convertible bonds are set out in note 39 to the financial statements; and

(ii) a gain of HK$5,616,000 arising from the dilution of the Group's effective equity interest in Beijing Development, a then indirectly held subsidiary of the Company, from 55.81% to 46.57% upon the issuance of new shares by Beijing Development in December 2006. Beijing Development ceased to be a subsidiary and became an associate of the Group thereafter.

6. DILUTION LOSSES ON SHARE REFORMS OF SUBSIDIARIES

The dilution losses on share reforms of subsidiaries recognised during the year ended 31 December 2006 comprised the following:

(i) a loss of approximately HK$436,881,000 arising from the dilution of interests in Yanjing Brewery, an indirectly held subsidiary of the Company with its shares listed on the Shenzhen Stock Exchange, as a result of the execution of a share reform plan by Yanjing Brewery in May 2006 under the requirements of the relevant PRC government authorities. Pursuant to the share reform plan of Yanjing Brewery, the Group was required to grant a certain portion of its shares in Yanjing Brewery to other shareholders who held the tradable shares in Yanjing Brewery for nil consideration to convert the non-tradable shares in Yanjing Brewery held by the Group into tradable shares. Accordingly, the equity interest in Yanjing Brewery held by its immediate holding company (owned as to 80% by the Company indirectly) was diluted from 63.09% to 54.10% and the loss resulted was accounted for as a dilution loss in the consolidated income statement for the year ended 31 December 2006; and

(ii) a loss of approximately HK$48,946,000 arising from the dilution of interests in Fujian Yanjing Huiquan Brewery Co., Ltd. ("Yanjing Huiquan"), a directly held subsidiary of Yanjing Brewery with its shares listed on the Shanghai Stock Exchange, as a result of the execution of a share reform plan of Yanjing Huiquan in July 2006 under the requirements of the relevant PRC government authorities. Pursuant to the share reform plan of Yanjing Huiquan, Yanjing Brewery was required to grant a certain portion of its shares in Yanjing Huiquan to the other shareholders who held the tradable shares in Yanjing Huiquan for nil consideration to convert the non-tradable shares in Yanjing Huiquan held by Yanjing Brewery into tradable shares. Accordingly, the effective interest in Yanjing Huiquan held by Yanjing Brewery was diluted from 52.37% to 48.67% and the loss resulted was accounted for as a dilution loss in the consolidated income statement for the year ended 31 December 2006.

In addition, pursuant to the share reform plan, Yanjing Huiquan agreed to grant one additional share to shareholders of tradable shares for every 10 tradable shares held by each of them on the condition that (i) the growth rate of the audited profit for the year attributable to shareholders of Yanjing Huiquan for each of the year ended 31 December 2006 and years ending 31 December 2007 and 2008 is below 25%; or (ii) the audit opinion to be included in the auditors' report of Yanjing Huiquan for each of these years is a modified or qualified opinion.

Since the audited financial statements of Yanjing Huiquan are yet to be issued at the date of approval of these financial statements, in the opinion of the directors, the potential financial impact in respect of the above-mentioned arrangement cannot be reasonably estimated at this stage.

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities (including those attributable to discontinued operations) is arrived at after charging/(crediting):

	Notes	2006 HK$'000	2005 HK$'000
Cost of inventories sold		**9,632,535**	7,499,733
Cost of properties sold		**26,912**	29,154
Cost of services provided		**232,712**	496,482
Depreciation	*16*	**705,779**	594,861
Amortisation of operating concessions*	*20*	**106,415**	102,605
Amortisation of management information systems*	*20*	**2,000**	1,887
Amortisation of licences*	*20*	**449**	1,491
Amortisation of deferred development costs*	*20*	**670**	–
Research and development expenditure:			
Current year expenditure		**10,656**	12,930
Less: Capitalised in deferred development costs	*20*	**(1,639)**	(2,197)
		9,017	10,733
Impairment arising during the year**	*20*	**–**	5,870
		9,017	16,603
Impairment of items of property, plant and equipment**	*16*	**1,916**	3,780
Impairment of goodwill**	*19(b)*	**44,625**	59,658
Impairment of licences**	*20*	**–**	12,000
Impairment of available-for-sale investments**		**90,770**	1,083
(Gain)/loss on disposal of items of property, plant and equipment, net		**(111,341)**	5,556
Loss on deemed disposal of an interest in a jointly-controlled entity		**–**	316
Loss on deemed disposal of interest in an associate		**499**	927
Minimum lease payments under operating leases of land and buildings		**216,485**	175,282
Amortisation of prepaid land premiums	*18*	**13,928**	12,028
Auditors' remuneration		**8,950**	7,700
Employee benefits expense (excluding directors' remuneration – *note 9*):			
Salaries, allowances and benefits in kind		**1,121,828**	893,723
Employee share option benefits		**11,861**	–
Net pension scheme contributions		**110,272**	83,063
		1,243,961	976,786

7. PROFIT FROM OPERATING ACTIVITIES *(continued)*

	2006 HK$'000	2005 HK$'000
Provision/(write-back of provision) against inventories, net	**3,459**	(8,377)
Impairment of an amount due from an associate	**5,500**	4,500
Impairment of trade and bills receivables	**15,838**	48,398
Impairment of other receivables due from:		
Related parties	**60,517**	–
Others	**33,709**	22,445
	94,226	22,445
Fair value (gains)/losses on financial assets at fair value through profit or loss, net	**(8,919)**	4,132
Net rental income	**(55,092)**	(40,382)

* The amortisations of operating concessions, management information systems, licences and deferred development costs for the year are included in "Cost of sales" on the face of the consolidated income statement.

** The impairments of deferred development costs, property, plant and equipment, goodwill, licences and available-for-sale investments for the year are included in "Other operating expenses, net" on the face of the consolidated income statement.

8. FINANCE COSTS

Group

	2006 HK$'000	2005 HK$'000
Interest on bank loans, overdrafts and other loans wholly repayable within five years	**104,028**	140,185
Interest on convertible bonds	**1,270**	6,755
Interest on other loans	**3,594**	3,975
Imputed interest for an interest-free other loan from a minority shareholder	**6,001**	5,609
Total finance costs	**114,893**	156,524
Less: Interest capitalised in construction in progress	**–**	(304)
	114,893	156,220
Attributable to:		
Continuing operations reported in the consolidated income statement	**103,711**	131,105
Discontinued operations – *note 12(a)*	**11,182**	25,115
	114,893	156,220

9. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

Group

	2006	2005
	HK$'000	HK$'000
Fees:		
Executive directors	**1,050**	560
Independent non-executive directors	**560**	550
	1,610	1,110
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**8,621**	6,087
Employee share option benefits	**14,632**	–
Pension scheme contributions	**446**	335
	23,699	6,422
	25,309	7,532

During the year, certain directors were granted share options, in respect of their services to the Group, under the share option schemes of the Company and Beijing Development, further details of which are set out in note 36 to the financial statements. The fair values of such options, which have been recognised in the respective companies' income statements over the relevant vesting periods, were determined as at the respective dates of grant and the amounts included in the financial statements for the current year are included in the above directors' remuneration disclosures.

(a) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	2006	2005
	HK$'000	HK$'000
Mr. Lau Hon Chuen, Ambrose	**100**	100
Dr. Lee Tung Hai, Leo	**120**	120
Mr. Wang Xian Zhang	**120**	120
Mr. Wu Jiesi	**120**	110
Mr. Robert A. Theleen	**100**	100
	560	550

There were no other emoluments payable to the independent non-executive directors during the year (2005: Nil).

9. DIRECTORS' REMUNERATION *(continued)*

(b) Executive directors

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Employee share option benefits HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
Year ended 31 December 2006					
Mr. Yi Xi Qun	–	2,580	2,344	129	5,053
Mr. Zhang Hong Hai	–	1,947	2,285	117	4,349
Mr. Li Fu Cheng	300	–	1,623	–	1,923
Mr. Bai Jin Rong	–	832	1,623	–	2,455
Mr. Guo Ying Ming	–	–	–	–	–
Mr. Liu Kai	–	1,631	1,082	100	2,813
Mr. Zheng Wan He	300	–	–	–	300
Mr. Guo Pu Jin	150	–	1,082	–	1,232
Mr. Zhou Si	100	–	1,082	–	1,182
Mr. E Meng	–	1,631	1,347	100	3,078
Mr. Zhao Chang Shan	100	–	1,082	–	1,182
Mr. Lei Zhen Gang	100	–	1,082	–	1,182
	1,050	8,621	14,632	446	24,749

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Employee share option benefits HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
Year ended 31 December 2005					
Mr. Yi Xi Qun	–	2,341	–	97	2,438
Mr. Zhang Hong Hai	–	1,623	–	88	1,711
Mr. Li Fu Cheng	80	–	–	–	80
Mr. Bai Jin Rong	80	–	–	–	80
Mr. Guo Ying Ming	80	–	–	–	80
Mr. Liu Kai	–	1,359	–	75	1,434
Mr. Zheng Wan He	80	–	–	–	80
Mr. Li Man	80	–	–	–	80
Mr. Guo Pu Jin	80	–	–	–	80
Mr. Zhou Si	80	–	–	–	80
Mr. E Meng	–	764	–	75	839
	560	6,087	–	335	6,982

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2005: four) directors. Details of the remuneration of the five highest paid employees for the year are set out below:

	2006 HK$'000	2005 HK$'000
Salaries, allowances and benefits in kind	**9,280**	7,387
Employee share option benefits	**8,140**	–
Pension scheme contributions	**546**	347
	17,966	7,734

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2006 Number of employees	2005 Number of employees
Nil – HK$1,000,000	–	1
HK$1,000,001 – HK$1,500,000	–	2
HK$1,500,001 – HK$2,000,000	–	1
HK$2,000,001 – HK$2,500,000	–	1
HK$2,500,001 – HK$3,000,000	**2**	–
HK$3,000,001 – HK$3,500,000	**1**	–
HK$4,000,001 – HK$4,500,000	**1**	–
HK$5,000,001 – HK$5,500,000	**1**	–
	5	5

11. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

Group

	2006	2005
	HK$'000	HK$'000
Current – PRC:		
Hong Kong	**95**	165
Mainland China	**494,830**	200,060
Underprovision/(overprovision) in prior years	**130**	(23,765)
Current – Overseas:		
Charge for the year	**1,486**	1,097
Underprovision in prior years	**4**	–
Deferred – *note 41*	**21,254**	(2,471)
Total tax charge for the year	**517,799**	175,086
Attributable to:		
Continuing operations reported in the consolidated income statement, as restated	**169,823**	136,877
Discontinued operations, as restated – *note 12(a)*	**347,976**	38,209
	517,799	175,086

11. TAX *(continued)*

A reconciliation of the tax expense applicable to profit before tax (including those attributable to discontinued operations) using the statutory rates for the countries/jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

Group – 2006

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	HK$'000	%	HK$'000	%	HK$'000	%
Profit before tax	70,094		1,045,003		10,952		1,126,049	
Tax at the statutory tax rate	12,267	17.5	344,851	33.0	3,286	30.0	360,404	32.0
Lower tax rate for specific provinces or local authority	-	-	(187,172)	(17.9)	(1,440)	(13.1)	(188,612)	(16.7)
Adjustments in respect of current tax of previous periods	-	-	130	-	4	-	134	-
Profits and losses attributable to jointly-controlled entities and associates	9	-	(23,299)	(2.2)	25	0.2	(23,265)	(2.1)
Income not subject to tax	(71,835)	(102.5)	(72,272)	(6.9)	(492)	(4.5)	(144,599)	(12.8)
Expenses not deductible for tax	48,035	68.5	202,368	19.4	254	2.3	250,657	22.3
Tax losses not recognised as deferred tax assets	11,767	16.8	89,489	8.5	6	0.1	101,262	9.0
Tax losses utilised from previous periods	(148)	(0.2)	(914)	(0.1)	(153)	(1.4)	(1,215)	(0.1)
Others	-	-	163,033	15.6	-	-	163,033	14.4
Tax charge at the Group's effective rate	95	0.1	516,214	49.4	1,490	13.6	517,799	46.0

11. TAX *(continued)*

Group – 2005

	Hong Kong HK$'000	%	Mainland China HK$'000	%	Overseas HK$'000	%	Total HK$'000	%
Profit before tax	78,289		801,937		9,669		889,895	
Tax at the statutory tax rate	13,701	17.5	264,639	33.0	2,901	30.0	281,241	31.6
Lower tax rate for specific provinces or local authority	–	–	(159,062)	(19.8)	(2,009)	(20.8)	(161,071)	(18.1)
Adjustments in respect of current tax of previous periods	425	0.5	(24,190)	(3.0)	–	–	(23,765)	(2.7)
Profits and losses attributable to jointly-controlled entities and associates	58	0.1	1,484	0.2	–	–	1,542	0.2
Income not subject to tax	(40,652)	(51.9)	(48,478)	(6.1)	(150)	(1.6)	(89,280)	(10.0)
Expenses not deductible for tax	19,480	24.9	55,762	6.9	1,405	14.5	76,647	8.6
Tax losses not recognised as deferred tax assets	7,578	9.7	86,492	10.8	36	0.4	94,106	10.6
Tax losses utilised from previous periods	–	–	(3,248)	(0.4)	(1,086)	(11.2)	(4,334)	(0.5)
Tax charge at the Group's effective rate	590	0.8	173,399	21.6	1,097	11.3	175,086	19.7

12. DISCONTINUED OPERATIONS

The Group's discontinued operations in the years ended 31 December 2006 and 2005 included the following:

(i) The retail and property construction and development operations operated by Wangfujing.

Pursuant to a share transfer agreement and two supplementary agreements (collectively the "Wangfujing Disposal Agreements") thereto dated 31 March 2006, 1 June 2006 and 2 July 2006, respectively, entered into between two wholly-owned subsidiaries of the Company, namely Jing Lian Fa and Beijing Enterprises Holdings Investment Management Co., Ltd. ("Investment Management"), Beijing Enterprises Group and 北京北控商業投資有限責任公司 (Beijing Beikong Commercial Investment Limited Company)("Beikong Commercial", a subsidiary of Beijing Enterprises Group), Jing Lian Fa and Investment Management sold their respective entire 49.52% and 0.61% equity interests in Wangfujing to Beikong Commercial for cash considerations of RMB978,000,000 and RMB22,000,000, respectively, during the year ended 31 December 2006.

The cash considerations of RMB1,000,000,000 in aggregate were originally to be settled in three instalments, which were due for settlement in 2006, 2007 and 2008 in accordance with the Wangfujing Disposal Agreements. However, the amounts were fully settled during the year ended 31 December 2006.

Approvals from the shareholders of the Company, the SASAC of the State Council and the China Securities Regulatory Commission regarding the transactions were obtained on 29 June 2006, 4 September 2006 and 16 October 2006, respectively. The share transfers were completed on 12 December 2006 and the Group no longer holds any interest in Wangfujing since then.

The Group's retail operation, being a major separate business segment of the Group, and the Group's property construction and development operation were solely undertaken by Wangfujing. Accordingly, the retail and property construction and development operations of the Group were discontinued upon the completion of the disposal transactions.

Pursuant to an undertaking letter dated 18 December 2006 given by Beijing Enterprises Group to the Company, Beijing Enterprises Group has undertaken to indemnify the Group for an amount equivalent to the tax liability of Jing Lian Fa arising from the disposal of its equity interest in Wangfujing. The indemnification, which would be executed if the relevant tax payment is required to be made by Jing Lian Fa, was recognised by the Group in the current year in an amount of HK$193,551,000 to match with the corresponding corporate income tax charge accrued by the Group in connection with the disposal of Wangfujing.

(ii) The dairy operations operated by Sanyuan Foods. The Group's equity interest in Sanyuan Foods was disposed of in January 2005 *(note 4)*.

12. DISCONTINUED OPERATIONS *(continued)*

(a) The results of the discontinued operations dealt with in the consolidated financial statements for the years ended 31 December 2006 and 2005 are summarised as follows:

Group

	2006			2005		
	Retail and other operations HK$'000	**Dairy operation HK$'000**	**Total HK$'000**	Retail and other operations HK$'000	Dairy operation HK$'000	Total HK$'000 (Restated)
Revenue	**6,323,071**	**-**	**6,323,071**	4,737,460	-	4,737,460
Other income and gains, net	**475,053**	**-**	**475,053**	133,975	-	133,975
Cost of sales and operating expenses	**(6,219,900)**	**-**	**(6,219,900)**	(4,752,555)	-	(4,752,555)
Profit from operating activities *(note 7)*	**578,224**	**-**	**578,224**	118,880	-	118,880
Finance costs	**(11,182)**	**-**	**(11,182)**	(25,115)	-	(25,115)
Share of profits and losses of:						
Jointly-controlled entities	**(5,647)**	**-**	**(5,647)**	(14,180)	-	(14,180)
Associates	**(1,013)**	**-**	**(1,013)**	(2,302)	-	(2,302)
Profit before tax of the discontinued operations	**560,382**	**-**	**560,382**	77,283	-	77,283
Gain on disposal of the discontinued operations	**141,469**	**-**	**141,469**	-	79,987	79,987
Profit before tax from the discontinued operations	**701,851**	**-**	**701,851**	77,283	79,987	157,270
Tax:						
Related to profit before tax of the discontinued operations	**(154,425)**	**-**	**(154,425)**	(38,209)	-	(38,209)
Related to gain on disposal of the discontinued operations	**(193,551)**	**-**	**(193,551)**	-	-	-
	(347,976)	**-**	**(347,976)**	(38,209)	-	(38,209)
Profit for the year from the discontinued operations	**353,875**	**-**	**353,875**	39,074	79,987	119,061

12. DISCONTINUED OPERATIONS *(continued)*

(b) The net cash flows of the discontinued operations dealt with in the consolidated financial statements for the years ended 31 December 2006 and 2005 are as follows:

Group

	2006	2005
	HK$'000	HK$'000
		(Restated)
Net cash inflow from operating activities	**1,078,313**	422,519
Net cash outflow from investing activities	**(585,578)**	(180,850)
Net cash outflow from financing activities	**(413,103)**	(147,649)
Net cash inflow attributable to the discontinued operations	**79,632**	94,020

(c) Earnings per share from the discontinued operations

	2006	2005
		(Restated)
Basic and diluted from the discontinued operations	**HK$0.38**	HK$0.16

The calculation of basic and diluted earnings per share amounts from the discontinued operations is based on:

	2006	2005
		(Restated)
Profit for the year attributable to shareholders of the Company from the discontinued operations	**HK$238,452,000**	HK$100,423,000
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation *(note 15)*	**622,500,000**	622,500,000
Weighted average number of ordinary shares in issue during the year used in the diluted earnings per share calculation *(note 15)*	**625,204,167**	622,500,000

13. PROFIT FOR THE YEAR ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to shareholders of the Company for the year ended 31 December 2006 includes a profit of HK$462,334,000 (2005: a loss of HK$111,190,000) which has been dealt with in the financial statements of the Company *(note 37(b))*.

14. DIVIDENDS

	2006	2005
	HK$'000	HK$'000
Interim – HK$0.10 (2005: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final – HK$0.20 (2005: HK$0.20) per ordinary share	**124,500**	124,500
	186,750	186,750

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

15. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, adjusted to reflect the effect of the convertible bonds issued by Yanjing Brewery, where applicable (see below), on the profit for the year attributable to shareholders of the Company assuming the exercise or conversion of all outstanding convertible bonds issued by Yanjing Brewery and the weighted average number of ordinary shares assumed to have been issued at nil consideration on the deemed exercise of all share options of the Company into ordinary shares. The exercise of the outstanding share options of each of Beijing Development and Xteam, both being subsidiaries of the Company before Beijing Development became an associate of the Company as detailed in notes 5 and 46 (b)(ii) to the financial statements, during the year ended 31 December 2006 did not have a diluting effect or had an anti-dilutive effect on the Group's basic earnings per share for the year. The exercise of the outstanding share options of the Company, Beijing Development and Xteam during the year ended 31 December 2005 did not have a diluting effect on the Group's basic earnings per share for that year.

15. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY *(continued)*

The calculation of the basic and diluted earnings per share amounts is based on the following data:

	2006 HK$'000	2005 HK$'000 (Restated)
Earnings:		
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation		
From continuing operations	**100,216**	469,999
From discontinued operations – *note 12(c)*	**238,452**	100,423
	338,668	570,422
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	**–**	4,526
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	**–**	(12,466)
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	**338,668**	562,482
Attributable to:		
Continuing operations	**100,216**	462,059
Discontinued operations – *note 12(c)*	**238,452**	100,423
	338,668	562,482
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**622,500,000**	622,500,000
Effect of dilution of share options – weighted average number of ordinary shares	**2,704,167**	–
Weighted average number of ordinary shares used in the diluted earnings per share calculation	**625,204,167**	622,500,000

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Notes	Expressway and related structures HK$'000 *(note (a))*	Buildings HK$'000 *(notes (a), (b) and (c))*	Leasehold improvements HK$'000	Plant and machinery HK$'000 *(note (b))*	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Year ended 31 December 2006									
At 31 December 2005 and 1 January 2006:									
Cost		1,230,672	3,972,136	442,285	5,070,147	481,682	267,352	447,588	11,911,862
Accumulated depreciation and impairment		(204,423)	(778,587)	(273,703)	(2,228,280)	(256,995)	(132,857)	-	(3,874,845)
Net carrying amount		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	8,037,017
Net carrying amount:									
At 1 January 2006		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	8,037,017
Acquisition of subsidiaries	45	-	69,959	-	12,930	2,796	1,699	65	87,449
Additions		-	90,863	52,135	151,026	59,699	19,767	1,146,826	1,520,316
Transfer from construction in progress		128,496	278,673	30,299	357,008	11,365	4,603	(810,444)	-
Transfer to investment properties	17	-	(11,750)	-	-	-	-	-	(11,750)
Transfer from non-current assets held for sale	34	-	15,430	-	-	-	-	-	15,430
Depreciation provided for the year		(35,562)	(123,134)	(48,845)	(414,652)	(57,260)	(26,316)	-	(705,779)
Impairment during the year recognised in the income statement		-	(1,916)	-	-	-	-	-	(1,916)
Disposals		(28,899)	(24,501)	(882)	(3,236)	(5,765)	(4,846)	(69,128)	(137,307)
Disposal of subsidiaries	46(a)	-	(722,309)	(196,577)	(56,507)	(50,226)	(13,448)	(330,196)	(1,369,263)
Deconsolidation of subsidiaries	46(b)	-	(51,098)	(11,950)	(101)	(19,761)	(4,644)	-	(87,554)
Reclassifications		-	1,142	4,749	21,069	(31,478)	4,518	-	-
Exchange realignment		42,715	130,194	7,426	116,893	8,210	5,210	24,591	335,239
At 31 December 2006		1,132,999	2,845,102	4,937	3,026,237	142,267	121,038	409,302	7,681,882
At 31 December 2006:									
Cost		1,374,786	3,510,552	13,852	5,627,655	302,912	247,615	409,302	11,486,674
Accumulated depreciation and impairment		(241,787)	(665,450)	(8,915)	(2,601,418)	(160,645)	(126,577)	-	(3,804,792)
Net carrying amount		1,132,999	2,845,102	4,937	3,026,237	142,267	121,038	409,302	7,681,882

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Group *(continued)*

	Notes	Expressway and related structures HK$'000 *(note (a))*	Buildings HK$'000 *(notes (a), (b) and (c))*	Leasehold improvements HK$'000	Plant and machinery HK$'000 *(note (b))*	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Year ended 31 December 2005									
At 1 January 2005:									
Cost		1,205,746	2,963,825	413,991	3,986,313	373,732	243,089	540,049	9,726,745
Accumulated depreciation and impairment		(167,671)	(685,981)	(306,648)	(1,906,982)	(201,795)	(119,097)	-	(3,388,174)
Net carrying amount		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	6,338,571
Net carrying amount:									
At 1 January 2005		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	6,338,571
Acquisition of subsidiaries	45	-	377,047	1,705	445,436	8,089	8,572	109,135	949,984
Additions		-	48,822	56,316	197,093	61,282	29,164	973,935	1,366,612
Transfer from construction in progress		-	625,748	49,177	458,739	32,829	3,737	(1,170,230)	-
Transfer to investment properties	17	-	(88,073)	-	-	-	-	-	(88,073)
Transfer to non-current assets held for sale	34	-	(15,222)	-	-	-	-	-	(15,222)
Depreciation provided for the year		(32,890)	(95,525)	(39,103)	(342,117)	(58,911)	(26,315)	-	(594,861)
Impairment during the year recognised in the income statement		-	(3,780)	-	-	-	-	-	(3,780)
Fair value gain on revaluation upon transfer to investment properties		-	12,712	-	-	-	-	-	12,712
Disposals		-	(11,303)	(9,433)	(7,070)	(9,756)	(5,590)	(15,299)	(58,451)
Disposal of subsidiaries	46(a)	-	(11,755)	-	(4,422)	(402)	(1,652)	-	(18,231)
Reclassifications		-	20,226	-	(36,403)	16,131	46	-	-
Exchange realignment		21,064	56,808	2,577	51,280	3,488	2,541	9,998	147,756
At 31 December 2005		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	8,037,017

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Company

	Buildings HK$'000 *(notes (a) and (c))*	Leasehold improvements HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Year ended 31 December 2006					
At 31 December 2005 and 1 January 2006:					
Cost	43,611	5,038	5,747	2,056	56,452
Accumulated depreciation	(5,220)	(3,038)	(4,888)	(1,312)	(14,458)
Net carrying amount	38,391	2,000	859	744	41,994
Net carrying amount:					
At 1 January 2006	38,391	2,000	859	744	41,994
Additions	–	158	115	–	273
Depreciation provided for the year	(991)	(419)	(266)	(262)	(1,938)
Disposals	–	–	(176)	–	(176)
At 31 December 2006	37,400	1,739	532	482	40,153
At 31 December 2006:					
Cost	43,611	5,196	5,577	2,056	56,440
Accumulated depreciation	(6,211)	(3,457)	(5,045)	(1,574)	(16,287)
Net carrying amount	37,400	1,739	532	482	40,153
Year ended 31 December 2005					
At 1 January 2005:					
Cost	42,319	10,008	5,354	2,056	59,737
Accumulated depreciation	(4,248)	(9,206)	(4,565)	(1,050)	(19,069)
Net carrying amount	38,071	802	789	1,006	40,668
Net carrying amount:					
At 1 January 2005	38,071	802	789	1,006	40,668
Additions	1,292	1,961	393	–	3,646
Depreciation provided for the year	(972)	(148)	(323)	(262)	(1,705)
Disposals	–	(615)	–	–	(615)
At 31 December 2005	38,391	2,000	859	744	41,994

16. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Notes:

(a) The expressway and related structures, and buildings included above as at 31 December 2006 are held under the following lease terms:

Group

	Hong Kong HK$'000	Elsewhere HK$'000	Total HK$'000
Cost:			
Long term leases	45,734	–	45,734
Medium term leases	–	4,839,604	4,839,604
	45,734	4,839,604	4,885,338

The Company's buildings are all situated in Mainland China and are held under medium term leases.

(b) Certain of the above buildings, plant and machinery of the Group with an aggregate net carrying amount at the balance sheet date of HK$133,806,000 (2005: HK$275,857,000) were pledged to secure certain bank and other loans granted to the Group *(note 38(d))*.

(c) Certain buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then aggregate carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on the open market value basis. Had the carrying values of these buildings been carried at historical cost less accumulated depreciation, their net carrying amounts would have been HK$33,456,000 (2005: HK$34,380,000).

17. INVESTMENT PROPERTIES

		Group		Company	
		2006	2005	**2006**	2005
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Carrying amount at 1 January		**446,820**	342,722	**134,000**	134,000
Transfer from buildings	*16*	**11,750**	38,073	**–**	–
Disposals		**(2,785)**	(1,008)	**–**	–
Disposal of subsidiaries	*46(a)*	**(148,640)**	–	**–**	–
Deconsolidation of subsidiaries	*46(b)*	**(48,390)**	–	**–**	–
Fair value gains on revaluation, net		**4,580**	13,635	**–**	–
Exchange realignment		**9,569**	3,398	**–**	–
Carrying amount at 31 December		**272,904**	446,820	**134,000**	134,000

Notes:

(a) The investment properties of the Group as at 31 December 2006 are held under the following lease terms:

Group

	Hong Kong	**Elsewhere**	**Total**
	HK$'000	HK$'000	HK$'000
Long term leases	52,740	–	52,740
Medium term leases	9,100	211,064	220,164
	61,840	211,064	272,904

The Company's investment properties are all situated in Mainland China and are held under medium term leases.

(b) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 51(a) to the financial statements. The gross rental income received and receivable by the Group and the Company and the related expenses in respect of these investment properties are summarised as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Gross rental income	**30,790**	25,954	**4,391**	6,353
Direct expenses	**(5,929)**	(4,534)	**(1,031)**	(582)
Net rental income	**24,861**	21,420	**3,360**	5,771

(c) At 31 December 2006, the investment properties were revalued by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on an open market value basis using the Direct Comparison Approach or the Investment Approach.

18. PREPAID LAND PREMIUMS

Group

	Notes	2006 HK$'000	2005 HK$'000
Carrying amount at 1 January		**390,004**	438,369
Acquisition of subsidiaries	*45*	**169,949**	19,781
Additions		**38,071**	9,569
Transfer from/(to) non-current assets held for sale	*34*	**4,153**	(4,097)
Amortisation provided for the year		**(13,928)**	(12,028)
Disposals		**(1,157)**	(68,825)
Disposal of subsidiaries	*46(a)*	**(281,597)**	–
Deconsolidation of subsidiaries	*46(b)*	**(14,675)**	–
Exchange realignment		**20,023**	7,235
Carrying amount at 31 December		**310,843**	390,004
Portion classified as current assets		**(8,086)**	(12,684)
Non-current portion		**302,757**	377,320

All leasehold land of the Group as at 31 December 2006 are held under medium term leases.

19. GOODWILL

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of subsidiaries and minority interests, is as follows:

Group

	Notes	2006 HK$'000	2005 HK$'000
At 1 January:			
Cost		**335,435**	330,198
Accumulated impairment		**(59,658)**	–
Net carrying amount		**275,777**	330,198
Net carrying amount:			
At 1 January		**275,777**	330,198
Acquisition of subsidiaries	*45*	**–**	8,916
Acquisition of minority interests		**3,168**	3,061
Reclassification to interests in associates as a result of a subsidiary becoming an associate during the year	*23(c)*	**(33,995)**	–
Impairment during the year recognised in the income statement		**(44,625)**	(59,658)
Partial disposal of subsidiaries		**–**	(7,764)
Disposal of subsidiaries	*46(a)*	**(35,901)**	–
Deconsolidation of subsidiaries	*46(b)*	**(123,019)**	–
Exchange realignment		**2,772**	1,024
At 31 December		**44,177**	275,777
At 31 December:			
Cost		**44,177**	335,435
Accumulated impairment		**–**	(59,658)
Net carrying amount		**44,177**	275,777

Notes:

(a) As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions of subsidiaries before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of subsidiaries prior to 1 January 2001, was HK$26,062,000 as at 31 December 2006 (2005: HK$345,104,000). The amount of goodwill is stated at cost.

19. GOODWILL *(continued)*

Notes: (continued)

(b) Impairment testing of goodwill

The carrying amount of the goodwill acquired through acquisitions has been allocated to the relevant business units of the following individual business operations of the Group for impairment testing, which is summarised as follows:

Group

	Notes	2006 HK$'000	2005 HK$'000
Retail operation	*(i)*	–	34,520
Expressway and toll road operations	*(ii)*	**21,687**	21,687
Telecommunications and IT related services and products operation	*(iii)*	–	132,230
Geothermal energy systems operation	*(iv)*	–	44,625
Others		**22,490**	42,715
		44,177	275,777

Notes:

(i) The goodwill that has been allocated to the retail operation of the Group in the prior year was derecognised during the year upon the disposal of Wangfujing, details of which are set out in note 12 to the financial statements.

(ii) The recoverable amount of the relevant business unit in the expressway and toll road operations has been determined based on a value-in-use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a period of approximately 15 years, which represents the remaining period of the operating right of the relevant business unit. The discount rate applied to cash flow projections is 13.5%, which is the average discount rate for the toll road industry in Mainland China.

(iii) The goodwill that has been allocated to the telecommunications and IT related services and products operation of the Group in the prior year comprised goodwill of HK$33,995,000 arising on the acquisition of Beijing Development by the Group in prior years and goodwill of HK$98,235,000 in aggregate arising on the acquisition of subsidiaries by the Beijing Development group itself. The goodwill was reallocated to interests in associates upon the dilution of the Group's equity interest in Beijing Development as a result of the issuance of new shares by Beijing Development in December 2006, further details of which are set out in note 46(b)(ii) to the financial statements.

(iv) The recoverable amount of the geothermal energy systems operation has been determined by reference to a business valuation performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on a value-in-use calculation using cash flow projections which are based on financial budgets approved by management covering a period of 5 years. The discount rate applied to the cash flow projections is 25%, which is determined by reference to the average discount rates for the relevant industries and the business risks of the relevant business units.

19. GOODWILL *(continued)*

Notes: (continued)

(b) Impairment testing of goodwill *(continued)*

During the year ended 31 December 2006, an impairment loss of HK$44,625,000 (2005: HK$59,658,000) has been recognised in the income statement for the goodwill attributable to the Group's geothermal energy systems operation as the senior management of the Group believes that the recoverable amount of the relevant business unit is less than the carrying amount with reference to the business valuation.

Based on the impairment testing of goodwill, in the opinion of the directors, no further impairment provision is considered necessary for the remaining balance of the Group's goodwill.

Key assumptions used in value-in-use calculations

The following describes each key assumption adopted by management in the preparation of the cash flow projections for the purpose of impairment testing of goodwill:

- ***Budgeted turnover***

  The budgeted turnover is based on the following assumptions:

  - in respect of the relevant business unit in the expressway and toll road operations segment, based on the traffic and toll revenue forecast; and

  - in respect of the business units in other business segments, with reference to (i) the expected growth rate of the market in which the assessed entity operates and (ii) the expected market share of the assessed entity.

- ***Budgeted gross margins***

  The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements.

- ***Business environment***

  There have been no major changes in the existing political, legal and economic conditions in the PRC and other locations in which the assessed entity carried on its business.

20. OTHER INTANGIBLE ASSETS

Group

	Operating concessions HK$'000 *(note)*	Management Information systems HK$'000	Licences HK$'000	Deferred development costs* HK$'000	Total HK$'000
Year ended 31 December 2006					
At 31 December 2005 and 1 January 2006:					
Cost	**2,126,925**	**19,231**	**22,681**	**-**	**2,168,837**
Accumulated amortisation and impairment	**(627,231)**	**(8,012)**	**(15,728)**	**-**	**(650,971)**
Net carrying amount	**1,499,694**	**11,219**	**6,953**	**-**	**1,517,866**
Net carrying amount:					
At 1 January 2006	**1,499,694**	**11,219**	**6,953**	**-**	**1,517,866**
Additions	**-**	**-**	**-**	**1,639**	**1,639**
Amortisation provided for the year	**(106,415)**	**(2,000)**	**(449)**	**(670)**	**(109,534)**
Deconsolidation of subsidiaries – *note 46(b)*	**-**	**(9,667)**	**(6,565)**	**(955)**	**(17,187)**
Exchange realignment	**57,305**	**448**	**61**	**(14)**	**57,800**
At 31 December 2006	**1,450,584**	**-**	**-**	**-**	**1,450,584**
At 31 December 2006:					
Cost	**2,212,001**	**-**	**-**	**-**	**2,212,001**
Accumulated amortisation	**(761,417)**	**-**	**-**	**-**	**(761,417)**
Net carrying amount	**1,450,584**	**-**	**-**	**-**	**1,450,584**
Year ended 31 December 2005					
At 1 January 2005:					
Cost	2,027,321	18,868	21,994	16,936	2,085,119
Accumulated amortisation and impairment	(503,268)	(5,974)	(2,170)	(13,294)	(524,706)
Net carrying amount	1,524,053	12,894	19,824	3,642	1,560,413
Net carrying amount:					
At 1 January 2005	1,524,053	12,894	19,824	3,642	1,560,413
Acquisition of a subsidiary – *note 45*	47,596	-	-	-	47,596
Additions	-	-	471	2,197	2,668
Amortisation provided for the year	(102,605)	(1,887)	(1,491)	-	(105,983)
Impairment during the year recognised in the income statement	-	-	(12,000)	(5,870)	(17,870)
Exchange realignment	30,650	212	149	31	31,042
At 31 December 2005	1,499,694	11,219	6,953	-	1,517,866

* *Internally generated*

20. OTHER INTANGIBLE ASSETS *(continued)*

Note: **Operating concessions**

(i) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 (Beijing Municipal Water Company) ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant, No. 9 Phase I, in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the years in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly-owned subsidiary set up by the Company for the purpose of holding this concession right and engaging in the water purification and treatment operation.

As at 31 December 2006, the remaining amortisation period of this operating concession is approximately 12 years.

(ii) Pursuant to a co-operative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co., Ltd., a 96.5% indirectly owned subsidiary of the Company, and 深圳市石觀公路有限公司 (Shenzhen Municipal Shiguan Road Company Limited) ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by the relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun for a total consideration of RMB652 million an operating right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.

As at 31 December 2006, the remaining amortisation period of this operating concession is approximately 15 years and 4 months.

(iii) Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism"), a 75% indirectly owned subsidiary of the Company, and 延慶龍慶峽管理處 (Yanqing Longqingxia Management Office) ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

Turnover	Concession fee rate
The portion exceeding RMB35 million but less than RMB70 million, inclusive	20%
The portion exceeding RMB70 million but less than RMB100 million, inclusive	30%
The portion exceeding RMB100 million	40%

As at 31 December 2006, the remaining amortisation period of this operating concession was approximately 31 years and 7 months.

21. INTERESTS IN SUBSIDIARIES

Company

	2006 HK$'000	2005 HK$'000
Unlisted shares or investments, at cost	**4,150,940**	3,711,852
Due from subsidiaries	**2,164,148**	2,480,986
Loans to a subsidiary	**–**	50,000
Due to subsidiaries	**(1,035,517)**	(741,785)
	5,279,571	5,501,053
Impairment	**(441,174)**	(441,174)
	4,838,397	5,059,879

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loans to a subsidiary as at 31 December 2005 comprised two loans of HK$12 million and HK$38 million, respectively, which were unsecured, bore interest at a rate of 4% per annum and were fully repaid during the year. The carrying amounts of these balances approximate to their fair values.

Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
Beijing Yanjing Brewery Company Limited *	PRC/ Mainland China	RMB1,100,220,886	–	43.28†	Production and sale of beer
Fujian Yanjing Huiquan Brewery Co., Ltd. #	PRC/ Mainland China	RMB250,000,000	–	21.06†	Production and sale of beer
燕京啤酒(包頭雪鹿)股份有限公司 (Baotou Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB221,336,340	–	35.16†	Production and sale of beer
燕京啤酒(桂林漓泉)股份有限公司 (Yanjing Brewery (Guilin Liquan) Company Limited)	PRC/ Mainland China	RMB197,139,900	–	33.04†	Production and sale of beer
燕京啤酒(桂林玉林)股份有限公司 (Yanjing Brewery (Guilin Yulin) Company Limited)	PRC/ Mainland China	RMB200,000,000	–	33.45†	Production and sale of beer

21. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
燕京啤酒(赤峰)有限責任公司 (Yanjing Brewery (Chifeng) Company Limited)	PRC/ Mainland China	RMB183,070,200	–	35.46†	Production and sale of beer
燕京啤酒(赤峰中京)有限責任公司 (Yanjing Brewery (Chifeng Zhongjing) Company Limited)	PRC/ Mainland China	RMB39,100,000	–	31.56†	Production and sale of beer
燕京啤酒(赤峰寶山)有限責任公司 (Yanjing Brewery (Chifeng Baoshan) Company Limited) δ	PRC/ Mainland China	RMB23,000,000	–	31.91†	Production and sale of beer
燕京啤酒(新疆)有限責任公司 (Yanjing Brewery (Xinjiang) Company Limited) δ	PRC/ Mainland China	RMB150,000,000	–	43.28†	Production and sale of beer
燕京啤酒(沈陽)有限責任公司 (Yanjing Brewery (Shenyang) Company Limited) δ	PRC/ Mainland China	RMB100,000,000	–	65.97	Production and sale of beer
燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited)	PRC/ Mainland China	RMB86,880,000	–	41.50†	Production and sale of beer
燕京啤酒(衡陽)有限公司 (Yanjing Brewery (Hengyang) Company Limited)	PRC/ Mainland China	RMB180,660,000	–	40.57†	Production and sale of beer
湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB95,000,000	–	40.09†	Production and sale of beer
江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB129,511,385	–	32.86†	Production and sale of beer

21. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited)	PRC/ Mainland China	RMB187,053,800	–	69	Production and sale of beer
燕京啤酒(山東無名)股份有限公司(Yanjing Brewery (Shandong Wuming) Company Limited)	PRC/ Mainland China	RMB83,499,643	–	24.12†	Production and sale of beer
燕京啤酒(襄樊)有限公司 (Yanjing Brewery (Xiangfan) Company Limited)	PRC/ Mainland China	RMB170,700,000	–	42.27†	Production and sale of beer
福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB140,000,000	–	41.73†	Production and sale of beer
燕京啤酒(浙江仙都)有限公司 (Yanjing Brewery (Zhejiang Xiandu) Company Limited)	PRC/ Mainland China	RMB133,350,000	–	32.46†	Production and sale of beer
燕京啤酒(長沙)有限公司 (Yanjing Brewery (Changsha) Company Limited)	PRC/ Mainland China	RMB50,000,000	–	41.12†	Production and sale of beer
燕京啤酒(仙桃)有限公司 (Yanjing Brewery (Xiantao) Company Limited)	PRC/ Mainland China	RMB182,353,000	–	43.13†	Production and sale of beer
廣東燕京啤酒有限公司 (Guangdong Yanjing Brewery Company Limited)	PRC/ Mainland China	RMB100,000,000	–	57.46	Production and sale of beer
燕京啤酒(曲阜三孔)有限責任公司 (Yanjing Brewery (Qufu Sankong) Co., Ltd.)	PRC/ Mainland China	RMB230,769,230	–	55.55	Production and sale of beer
燕京惠泉啤酒(福州)有限公司 (Yanjing Huiquan Brewery (Fuzhou) Co., Ltd.)	PRC/ Mainland China	RMB130,000,000	–	21.02†	Production and sale of beer

21. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
福建惠泉啤酒福鼎有限公司 (Fujian Huiquan Brewery Fuding Co., Ltd.)	PRC/ Mainland China	RMB80,000,000	–	17.90†	Production and sale of beer
北京燕京飲料有限公司 (Beijing Yanjing Beverage Company Limited)	PRC/ Mainland China	US$20,000,000	–	32.46†	Production and sale of beverages
Beijing Capital Expressway Development Co., Ltd.	PRC/ Mainland China	US$64,053,700	–	96	Operations of an expressway
Shenzhen Guanshun Road & Bridge Co., Ltd.	PRC/ Mainland China	RMB217,500,000	–	53.08	Operations of a toll road
Beijing Long Qing Xia Tourism Development Co., Ltd.	PRC/ Mainland China	RMB120,000,000	–	75	Operations of tourism businesses
Beijing Bei Kong Water Production Co., Ltd. Ω	PRC/ Mainland China	US$1,000,000	100	100	Operations of a water treatment plant
北京北控水務有限公司 (Beijing Beikong Waterworks Co., Ltd.)	PRC/ Mainland China	RMB100,000,000	–	99.9	Investment holding
Beijing Enterprises Holdings High-Tech Development Co., Ltd. ("High-Tech")	PRC/ Mainland China	US$30,000,000	97.99	97.99	Investment holding
Beijing Enterprises Holdings Investment Management Co., Ltd.	PRC/ Mainland China	HK$61,100,000	100	100	Provision of management and consultancy services
北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.)	PRC/ Mainland China	US$2,700,000	51	51	Production and sale of wine
北京順興葡萄酒有限公司 (Beijing Shun Xing Winery Co., Ltd.)	PRC/ Mainland China	RMB11,880,000	51	51	Production and sale of wine

21. INTERESTS IN SUBSIDIARIES *(continued)*

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
Beijing Enterprises (Properties) Limited	British Virgin Islands/ Hong Kong	US$160	100	100	Property investment
Helken Industries Limited	Hong Kong	HK$2	100	100	Property investment
北京燕京中發生物技術有限公司 (Beijing Yanjing Zhong Fa Biochemical Technology Company Limited)	PRC/ Mainland China	RMB40,000,000	–	34.62†	Production and sale of biochemical products

† These entities are accounted for as subsidiaries by virtue of the Company's control over the entities.

* Shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange.

\# Shares of Yanjing Huiquan are listed on the Shanghai Stock Exchange. The equity interest in Yanjing Huiquan held by Yanjing Brewery was diluted from 52.37% to 48.67% upon the completion of the share reform plan of Yanjing Huiquan in July 2006 as detailed in note 5 to the financial statements. Nevertheless, Yanjing Huiquan continues to be treated as a subsidiary of the Group as Yanjing Brewery has the power to control over more than half of the voting rights of Yanjing Huiquan by virtue of an agreement with an independent shareholder of Yanjing Huiquan.

Ω This entity is registered as a wholly-foreign-owned enterprise under the PRC Law.

δ Acquired/incorporated during the year.

The principal subsidiaries disposed of by the Group during the year included Wangfujing and its subsidiaries, further details of the disposal transactions are included in notes 12 and 46(a) to the financial statements.

Certain subsidiaries of the Group have been deconsolidated during the year, further details of which are included in notes 5 and 46(b) to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

22. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

		Group		Company	
		2006	2005	**2006**	2005
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Share of net assets	*(a)*	**5,591**	196,428	**–**	–
Due from jointly-controlled entities	*(b)*	**500**	21,564	**338**	516
Due to jointly-controlled entities	*(b)*	**(4,170)**	(35,074)	**–**	(14,132)
		1,921	182,918	**338**	(13,616)

Notes:

(a) The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

	2006	2005
	HK$'000	HK$'000
Share of the jointly-controlled entities' assets and liabilities		
Non-current assets	**142**	196,449
Current assets	**5,912**	137,471
Non-current liabilities	**–**	(97,560)
Current liabilities	**(463)**	(47,117)
Losses in excess of investment costs not absorbed by the Group	**–**	7,185
Net assets	**5,591**	196,428
Share of the jointly-controlled entities' results		
Turnover	**203,716**	166,432
Other revenue	**3,910**	10,350
Total revenue	**207,626**	176,782
Total expenses	**(211,959)**	(199,551)
Loss before tax	**(4,333)**	(22,769)
Tax	**(626)**	(6,317)
Minority interests	**–**	2,194
Loss for the year	**(4,959)**	(26,892)
Attributable to:		
Continuing operations reported in the consolidated income statement	**688**	(12,712)
Discontinued operations – *note 12(a)*	**(5,647)**	(14,180)
	(4,959)	(26,892)

22. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(continued)*

Notes: (continued)

(b) The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(c) The principal jointly-controlled entities disposed of by the Group during the year included 北京王府井百貨商業物業管理有限公司 (Beijing Wang Fu Jing Retail Management Company Limited) and Beijing Wang Fu Jing Yokado Commercial Co., Ltd., which ceased to be jointly-controlled entities of the Group upon the disposal of the Group's equity interests in Wangfujing during the year, further details of which are included in note 12 to the financial statements.

Certain entities, including 北京教育信息網服務中心有限公司 (Beijing Education Information Network Service Centre Co., Ltd.) and 北京市政交通一卡通有限公司 (Beijing Municipal Administration & Communications Card Co., Ltd.), ceased to be jointly-controlled entities of the Group upon the deconsolidation of Beijing Development and its subsidiaries during the year, further details of which are included in notes 5 and 46(b)(ii) to the financial statements.

Particulars of the jointly-controlled entities of the Group as at 31 December 2006 are not presented in these financial statements as, in the opinion of the directors, these jointly-controlled entities do not principally affect the results of the Group for the year or form a substantial portion of the net assets of the Group. To give details of these jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

23. INTERESTS IN ASSOCIATES

		Group		Company	
		2006	2005	**2006**	2005
	Notes	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Unlisted shares, at cost		**–**	–	**46,168**	46,168
Share of net assets	*(a)*	**482,906**	253,206	**–**	–
Due from associates	*(b)*	**4,779**	9,573	**–**	–
Due to associates	*(b)*	**(1,826)**	(8,956)	**–**	–
Goodwill on acquisition	*(c)*	**33,995**	–	**–**	–
		519,854	253,823	**46,168**	46,168
Impairment for amounts due from associates		**–**	(4,974)	**–**	–
		519,854	248,849	**46,168**	46,168

23. INTERESTS IN ASSOCIATES *(continued)*

Notes:

(a) The following tables illustrate the summarised financial information of the Group's associates:

	2006 HK$'000	2005 HK$'000
Share of the associates' assets and liabilities		
Property, plant and equipment	**158,267**	181,888
Other non-current assets	**207,005**	73,546
Current assets	**469,928**	194,290
Non-current liabilities	**(49,418)**	(60,083)
Current liabilities	**(251,443)**	(132,884)
Minority interests	**(51,433)**	(3,551)
Net assets	**482,906**	253,206
Share of the associates' results		
Turnover	**186,820**	186,803
Other revenue	**57,446**	4,355
Total revenue	**244,266**	191,158
Total expenses	**(180,391)**	(168,162)
Profit before tax	**63,875**	22,996
Tax	**(244)**	(1,203)
Profit for the year	**63,631**	21,793
Attributable to:		
Continuing operations reported in the consolidated income statement	**64,644**	24,095
Discontinued operations – *note 12(a)*	**(1,013)**	(2,302)
	63,631	21,793

(b) The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(c) The goodwill on acquisition included in the interests in associates of the Group as at 31 December 2006 represented the goodwill arising on the acquisition of Beijing Development by the Group in prior years and was reclassified from goodwill of the Group during the year when Beijing Development became an associate of the Group in December 2006, further details of which are set out in note 19(b)(iii) to the financial statements.

As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of the acquisitions of associates before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, was HK$74,236,000 as at 31 December 2006 (2005: HK$150,402,000). The amount of goodwill is stated at cost.

23. INTERESTS IN ASSOCIATES *(continued)*

Notes: (continued)

(d) Particulars of the principal associates are as follows:

			Percentage of			
Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Ownership interest attributable to the Group	Voting power	Profit sharing	Principal activities
Beijing Development (Hong Kong) Limited Ω	Hong Kong	HK$591,981,150	46.57	46.57	46.57	Investment holding
Beijing Peking University WBL Biotech Co., Ltd. †	PRC/ Mainland China	RMB80,000,000	26.01	22.2	26.55	Production and sale of healthcare products
Biosino Bio-Technology and Science Incorporation ("BioSino") π	PRC/ Mainland China	RMB100,017,528	24.01	24.5	24.5	Production and sale of magnet diagnostic and pharmaceutical products
北京機電院高技術股份有限公司 (BMEI Co., Ltd.)*	PRC/ Mainland China	RMB135,872,209	38.27	38.27	38.27	Production and sale of mechanical and electrical equipment

Ω The interest in Beijng Development is indirectly held by the Company. Shares of Beijing Development are listed on the Main Board of the Stock Exchange. The fair value of the shares of Beijing Development held by the Group as at 31 December 2006, based on its then published price quotation, amounted to approximately HK$275,686,000.

† The interest in this associate is indirectly held by the Company.

π The interest in BioSino is indirectly held by the Company. H shares of BioSino are listed on The Growth Enterprise Market of the Stock Exchange. All of the shares of BioSino held by the Group are legal person shares and cannot be traded on any stock exchange. The directors do not consider it appropriate to disclose a value of the Group's investment in BioSino based on the published price quotation of BioSino's listed H shares as such information would be misleading.

* 23.44% and 14.83% equity interests of this associate are directly held by the Company and indirectly held by a wholly-owned subsidiary, respectively.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

24. PLEDGED DEPOSITS

Group

	2006 HK$'000	2005 HK$'000
Pledged deposits – *note 33*	**61,505**	50,241
Portion classified as current assets	**(59,305)**	(15,557)
Non-current portion	**2,200**	34,684

(a) Short term pledged bank balances of HK$4,377,000 as at 31 December 2005 were pledged to banks to secure certain short term bank loans *(note 38(d))*.

(b) Short term pledged bank balances of HK$9,430,000 and long term pledged bank balances of HK$8,135,000 as at 31 December 2005 were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

(c) Short term pledged bank balances of HK$57,982,000 (2005: HK$1,750,000) and long term pledged bank balances of HK$2,200,000 (2005: HK$26,549,000) were pledged to secure certain trade finance facilities granted to the Group *(note 42)*.

(d) Short term pledged bank balances of HK$1,323,000 (2005: Nil) were pledged to secure certain construction contracts of the Group.

25. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments in Hong Kong, at fair value	**250**	250	**250**	250
Unlisted equity investments, at cost	**443,434**	532,758	**141,187**	141,187
	443,684	533,008	**141,437**	141,437
Impairment	**(90,770)**	(22,971)	**(8,690)**	–
	352,914	510,037	**132,747**	141,437

Notes:

(a) During the year, the gross gain of the Group's available-for-sale investments recognised directly in the investment revaluation reserve amounted to HK$625,731,000 (2005: Nil) and the entire amount (2005: Nil) was removed from the investment revaluation reserve and recognised in the income statement for the year as part of the gain on disposal of interests in subsidiaries upon the disposal of Wangfujing during the year.

(b) Certain unlisted equity investments of the Group and the Company are not stated at fair value but at cost, because they do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant for these investments and the probabilities of the various estimates cannot be reasonably assessed.

During the year, gain on disposal of available-for-sale investments stated at cost less any accumulated impairment losses recognised in the income statement amounted to HK$47,676,000 (2005: HK$1,514,000). The carrying amounts of these investments amounted to HK$86,337,000 (2005: HK$300,000) at the time of disposal.

26. PROPERTIES HELD FOR SALE

The carrying amount of the Group's properties held for sale that are carried at net realisable value as at 31 December 2005 was HK$28,713,000.

27. INVENTORIES

Group

	2006 HK$'000	2005 HK$'000
Raw materials	**1,411,423**	1,181,061
Work in progress	**119,348**	112,234
Finished goods	**117,936**	180,007
Trading stocks	**–**	101,621
	1,648,707	1,574,923

28. AMOUNTS DUE FROM/TO CUSTOMERS FOR CONTRACT WORK

Group

	2006 HK$'000	2005 HK$'000
Amounts due from customers for contract work	**–**	25,238
Amounts due to customers for contract work	**–**	(48,580)
	–	(23,342)
Contract costs incurred plus recognised profits less recognised losses to date	**–**	67,695
Less: Progress billings received and receivable	**–**	(91,037)
	–	(23,342)

29. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with the receivables.

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**439,738**	769,933	**2,982**	4,844
One to two years	**8,485**	112,168	**–**	–
Two to three years	**5,139**	66,728	**–**	–
Over three years	**4,951**	13,082	**–**	–
	458,313	961,911	**2,982**	4,844
Portion classified as current assets	**(458,313)**	(928,709)	**(2,982)**	(4,844)
Non-current portion	**–**	33,202	**–**	–

30. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

		Group		Company	
		2006	2005	**2006**	2005
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Prepayments		**12,181**	46,812	**476**	1,632
Deposits and other debtors		**397,830**	592,822	**1,064**	3,286
Due from holding companies	*31*	**411,763**	435,383	**404,761**	219,220
Due from fellow subsidiaries	*31*	**26,010**	29,108	**26,010**	29,108
Due from related companies	*31*	**926,742**	264,723	**78,698**	122,778
		1,774,526	1,368,848	**511,009**	376,024
Portion classified as current assets		**(1,644,518)**	(1,055,066)	**(443,451)**	(236,080)
Non-current portion		**130,008**	313,782	**67,558**	139,944

30. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES *(continued)*

The Group's deposits and other debtors as at 31 December 2006 included the following:

(i) an aggregate amount of HK$101,472,000 (2005: HK$90,346,000) paid in advance to related companies arising from purchases of raw materials in the ordinary course of business of the Group. The balances with the related companies are unsecured and interest-free; and

(ii) the amortised cost of a loan advanced to 北京市八達嶺旅遊總公司 (Beijing Badaling Tourism Corporation) ("Badaling Tourism Corporation"), a company which previously had a beneficial interest in a fellow subsidiary of the Company at the date of advance, by the Group in March 2006. The amount, with an original principal of RMB64,000,000, is secured by a 75% equity interest in Badaling Tourism, a then fellow subsidiary of the Company which became a subsidiary of Badaling Tourism Corporation subsequent to the balance sheet date, bears interest at a rate of 3.5% per annum and is repayable in 16 equal quarterly instalments with the last instalment being due for repayment in 2010.

As at 31 December 2006, the outstanding loan to Badaling Tourism Corporation amounted to RMB52,670,000 with a corresponding amortised cost of HK$49,583,000, comprising the current and non-current portions of HK$16,266,000 and HK$33,317,000, respectively. Interest income of RMB1,773,000 (approximately HK$1,728,000) was recognised in the consolidated income statement during the year ended 31 December 2006.

31. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/ RELATED COMPANIES

The amounts due from/to holding companies/fellow subsidiaries/related companies are unsecured, interest-free and have no fixed terms of repayment, except for the following:

			At amortised cost			
	Notes	Total at cost HK$'000	Overdue HK$'000	Due within one year HK$'000	Due after one year HK$'000	Total HK$'000
At 31 December 2006						
Holding companies						
BHL	*(i)*	**213,654**	**71,218**	**70,935**	**67,557**	**209,710**
Beijing Holdings (BVI) Limited	*(i)*	**165,785**	**31,050**	**128,352**	**-**	**159,402**
		379,439	**102,268**	**199,287**	**67,557**	**369,112**
Fellow subsidiary						
Canfort Investment Limited	*(i)*	**26,733**	**11,457**	**14,552**	**-**	**26,009**
Related company						
Jason New Resources Holdings Limited ("Jason New")	*(ii)*	**78,810**	**15,378**	**30,588**	**29,133**	**75,099**
Less: Impairment		**(44,509)**	**(15,378)**	**(29,131)**	**-**	**(44,509)**
		34,301	**-**	**1,457**	**29,133**	**30,590**
At 31 December 2005						
Holding companies						
BHL	*(i)*	205,128	-	68,104	126,619	194,723
Beijing Holdings (BVI) Limited	*(i)*	226,716	-	92,562	117,539	210,101
		431,844	-	160,666	244,158	404,824
Fellow subsidiary						
Canfort Investment Limited	*(i)*	25,705	-	10,495	13,326	23,821
Related company						
北京三元集團有限責任公司 ("San Yuan Group")	*(iii)*	106,991	40,580	60,419	-	100,999

31. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/ RELATED COMPANIES *(continued)*

Notes:

(i) The amounts due from the holding companies and the fellow subsidiary represented the outstanding cash considerations in respect of their acquisitions of the Group's equity interests in certain subsidiaries and jointly-controlled entities during the year ended 31 December 2005. The considerations were repayable in a number of instalments in accordance with the relevant sale and purchase agreements. The overdue instalments as at 31 December 2006 remained unsettled as at the date of approval of these financial statements. Despite this, in the opinion of the directors, no impairment loss on these amounts is foreseen.

(ii) The amount due from Jason New represented the outstanding cash consideration in respect of its acquisition of the Group's 36.78% equity interest in Beijing Enterprises Ever Source Limited ("BEES"), a company which was deconsolidated as a result of an entrusted operating arrangement entered into between the Group and a related party during the year. The total consideration is repayable in six instalments. Further details of the transaction are set out in note 46(b)(i) to the financial statements.

(iii) The amount due from San Yuan Group, a related company, represented the outstanding cash consideration in respect of its acquisition of the Group's equity interest in BE Dairy during the year ended 31 December 2005. The amount due was repayable in three instalments. San Yuan Group ceased to be a related company of the Group during the year ended December 2006.

The balances with related companies of the Group included in deposits and other debtors and trade and bills payables are disclosed in notes 30 and 42 to the financial statements, respectively.

32. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Listed equity investments in Hong Kong	**7,017**	16,682	**7,017**	5,760
Unlisted fund	**2,689**	28,869	**2,689**	28,869
	9,706	45,551	**9,706**	34,629

33. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances	**2,597,596**	2,917,382	**8,813**	24,685
Cash equivalents	**50,225**	59,326	**50,225**	59,326
Time deposits	**122,079**	581,588	**93,594**	108,496
	2,769,900	3,558,296	**152,632**	192,507
Less: Pledged deposits – *note 24*	**(61,505)**	(50,241)	**–**	–
Cash and cash equivalents	**2,708,395**	3,508,055	**152,632**	192,507

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in RMB amounted to HK$2,543,520,000 (2005: HK$2,745,914,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

34. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE AND DIRECTLY ASSOCIATED LIABILITIES

The non-current assets classified as held for sale as at 31 December 2005 were a building and a prepaid land premium of the Group in Mainland China with translated net carrying amounts of HK$15,222,000 *(note 16)* and HK$4,097,000 *(note 18)* at that date, respectively, that were originally to be sold by the Group to a third party for a total cash consideration of approximately HK$76,923,000 pursuant to a sale and purchase agreement entered into between the two parties. A deposit of approximately HK$46,154,000 had been received from the third party as at 31 December 2005.

The sales transaction was subsequently cancelled as mutually agreed between the two parties during the year ended 31 December 2006. As a result, the building and the prepaid land premium were reclassified to property, plant and equipment, and prepaid land premium, respectively, at their then respective translated net carrying amounts of approximately HK$15,430,000 *(note 16)* and HK$4,153,000 *(note 18)*, and the deposit received was refunded to the third party during the year.

35. SHARE CAPITAL

Shares

	Company 2006 HK$'000	2005 HK$'000
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	**200,000**	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	**62,250**	62,250

Share options

Details of the Company's share option scheme and the share options issued under the scheme are included in note 36 to the financial statements.

36. SHARE OPTION SCHEMES

The Company

The Company operates a share option scheme (the "Scheme") which became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The purpose of the Scheme is to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to those of shareholders. The directors of the Company may, at their discretion, invite employees (including executive directors) and non-executive directors of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options.

36. SHARE OPTION SCHEMES *(continued)*

The Company *(continued)*

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. The total number of ordinary shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to any one person must not exceed 1% of the total number of ordinary shares of the Company in issue.

An option granted under the Scheme is personal to the grantee and shall not be assignable or transferable.

The period during which an option granted under the Scheme may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option; and (iii) the nominal value of an ordinary share of the Company.

36. SHARE OPTION SCHEMES *(continued)*

The Company *(continued)*

The following set out the movements in the share options granted under the Scheme during the year ended 31 December 2006:

	Number of share options		
Name or category of participant	**At 1 January 2006**	**Granted during the year** *(note)*	**At 31 December 2006**
Directors:			
Mr. Yi Xi Qun	–	650,000	650,000
Mr. Zhang Hong Hai	–	450,000	450,000
Mr. Li Fu Cheng	–	450,000	450,000
Mr. Bai Jin Rong	–	450,000	450,000
Mr. Liu Kai	–	300,000	300,000
Mr. Guo Pu Jin	–	300,000	300,000
Mr. Zhou Si	–	300,000	300,000
Mr. E Meng	–	300,000	300,000
Mr. Zhao Chang Shan	–	300,000	300,000
Mr. Lei Zhen Gang	–	300,000	300,000
	–	3,800,000	3,800,000
Other employees:			
In aggregate	–	2,100,000	2,100,000
	–	5,900,000	5,900,000

Note: These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The exercise price was determined based on the average closing price on the previous five trading days before the date of grant. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in two portions, with the first portion (representing 80% of the total options granted for each grantee) being vested on 19 January 2007 and exercisable at any time from that date; and the second portion (representing the remaining 20% of the total options granted for each grantee) being vested and exercisable upon the Company's full satisfaction of performance appraisal at the end of the grantee's contracts with the Company, save that such date shall not be later than 18 July 2011. All the options, if not otherwise exercised, will lapse on 18 July 2011.

36. SHARE OPTION SCHEMES *(continued)*

The Company *(continued)*

Notes: (continued)

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and was approved by the independent non-executive directors of the Company to whom share options have not been granted.

The estimated fair value of the share options granted during the year was HK$23,600,000, of which the Group recognised in the income statement employee share option benefits of HK$21,279,000 during the year ended 31 December 2006. The fair value of the options granted was estimated as at the date of grant using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2006:

- Share price as at the grant date of HK$12.35 per share, which was the closing price of the Company's shares on the Stock Exchange at 19 July 2006;
- Risk-free rate of 4.45% per annum, which was the yield of the 5-year Hong Kong Monetary Authority Exchange Fund Note in July 2006;
- Expected annualised share price volatility of 38.08%, of which reference was made to the volatility of the historical share price of the Company from 19 July 2005 to 18 July 2006;
- Dividend yield of 2.44%;
- Expected life of the options of 5 years; and
- The factor regarding the second portion of the options which is associated with the Company's full satisfaction of performance appraisal at the end of the grantees' contracts with the Company has not been quantified and considered in this valuation.

The expected volatility reflects the assumption that the volatility for 12 months is indicative of future trends, which may not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

No share options were exercised during the year and up to the date of approval of these financial statements. At 31 December 2006, the Company had 5,900,000 share options outstanding under the Scheme, which represented approximately 0.9% of the Company's shares in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 5,900,000 additional ordinary shares of the Company and additional share capital of HK$590,000 and share premium of HK$73,455,000 (before any issue expenses).

36. SHARE OPTION SCHEMES *(continued)*

Beijing Development

Beijing Development, previously a subsidiary of the Company whose shares are listed on the Main Board of the Stock Exchange and became an associate of the Company in December 2006 as detailed in notes 5 and 46(b)(ii) to the financial statements, operates a share option scheme (the "BDHK Scheme") to give executives and key employees of the Beijing Development group an interest in preserving and maximising its shareholders' value in the longer term, to enable Beijing Development and its relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of the BDHK Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. The BDHK Scheme became effective on 18 June 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of unexercised share options currently permitted to be granted under the BDHK Scheme is an amount equivalent, upon their exercise, to 10% of the shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the BDHK Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under the BDHK Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Beijing Development, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of the BDHK Scheme, whichever is earlier.

The exercise price of the share options is determinable by the directors of Beijing Development, but may not be less than the highest of (i) the closing price of Beijing Development's ordinary shares on the Stock Exchange on the date of the offer of the share options; (ii) the average closing price of Beijing Development's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share of Beijing Development. The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in Beijing Development's share capital.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

36. SHARE OPTION SCHEMES *(continued)*

Beijing Development *(continued)*

The following sets out the movements in the share options granted under the BDHK Scheme during the year ended 31 December 2006:

		Number of share options			
Name or category of participant	*Notes*	At 1 January 2006	Granted during the year	Lapsed/ forfeited during the year	At 31 December 2006
Directors of the Company:					
Mr. Zhang Hong Hai	*(c)*	–	4,000,000	–	4,000,000
Mr. E Meng	*(a)*	1,600,000	–	(1,600,000)	–
	(b)	1,200,000	–	–	1,200,000
	(c)	–	1,600,000	–	1,600,000
		2,800,000	1,600,000	(1,600,000)	2,800,000
Other employees:					
In aggregate	*(a)*	6,360,000	–	(6,360,000)	–
	(b)	18,900,000	–	(6,300,000)	12,600,000
	(c)	–	25,900,000	(100,000)	25,800,000
		25,260,000	25,900,000	(12,760,000)	38,400,000
		28,060,000	31,500,000	(14,360,000)	45,200,000

Notes:

(a) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per share and all of them lapsed on 26 June 2006.

(b) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share. The options may be exercised in three equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. Owing to the resignation of certain employees of Beijing Development during the year, the 6,300,000 share options granted to them were forfeited accordingly. All of the remaining options were subsequently exercised on 9 January 2007.

36. SHARE OPTION SCHEMES *(continued)*

Beijing Development *(continued)*

Notes: (continued)

(c) These options were granted and vested on 27 June 2006 at an exercise price of HK$1.00 per share. The closing price of Beijing Development's shares on the Stock Exchange on the trading day immediately prior to the date of the grant of the share options was HK$0.84 per share. The options may be exercised at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 16 June 2011.

The estimated fair value of the 31,500,000 share options granted during the year was HK$5,214,000 which was fully recognised in the income statement of the Group as employee share option benefits during the year ended 31 December 2006. The fair value of the options as at the date of grant was estimated using the Black-Scholes-Merton option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2006:

- Weighted average share price of HK$0.753 per share, which was the closing price of Beijing Development at 27 June 2006;
- Risk-free rate of 4.68% to 4.71%, of which reference was made to the Hong Kong Monetary Authority Exchange Fund Notes with maturity similar to the expected life of the options;
- Expected volatility of 48.27% to 48.44%, of which reference was made to the volatility of Beijing Development's shares in periods of 24 to 30 months periods before the grant date of the options;
- Nil dividend yield; and
- Expected life of the options of 24 to 30 months.

The expected life of the options is based on the historical data over the past three years and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the volatility for 24 to 30 months is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

No share options were exercised during the year. At 31 December 2006, Beijing Development had 45,200,000 share options outstanding under the BDHK Scheme, which represented approximately 7.6% of Beijing Development's shares in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 45,200,000 additional ordinary shares of Beijing Development and additional share capital of HK$45,200,000. At the date of approval of these financial statements, 36,800,000 share options outstanding at 31 December 2006 were exercised, which increased the share capital of Beijing Development by HK$36,800,000.

36. SHARE OPTION SCHEMES *(continued)*

Xteam

(a) Pre-IPO share option scheme

Xteam, which ceased to be a subsidiary of the Company when its holding company, Beijing Development, became an associate of the Company in December 2006 as further detailed in note 5 to the financial statements and whose shares are listed on The Growth Enterprise Market of the Stock Exchange, adopted a Pre-IPO share option scheme (the "Xteam Pre-IPO Scheme") on 30 May 2001. The Xteam Pre-IPO Scheme was terminated on 11 December 2001 and no further options can be granted under the Xteam Pre-IPO Scheme. However, all options granted prior to the termination of the Xteam Pre-IPO Scheme will remain in full force and effect.

The following sets out the movements in the share options granted under the Xteam Pre-IPO Scheme during the year ended 31 December 2006:

	Number of share options		
Category of participant	**At 1 January 2006**	**Forfeited during the year**	**At 31 December 2006**
Other employees:			
In aggregate *(note)*	50,000,000	(50,000,000)	–

Note: These options were granted on 14 November 2001 at an exercise price of HK$0.266 per share of Xteam. The options are exercisable at any time commencing on 11 June 2002 and, if not otherwise exercised, will lapse on 13 November 2011. Owing to the resignation of certain employees of Xteam during the year, the 50,000,000 options granted to them were forfeited accordingly.

At 31 December 2006, Xteam did not have any share options outstanding under the Pre-IPO Share Option Scheme.

36. SHARE OPTION SCHEMES *(continued)*

Xteam *(continued)*

(b) Share option scheme

On 21 November 2001, Xteam adopted a share option scheme (the "Xteam Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Xteam group's operations. Eligible participants of the Xteam Scheme include the Xteam's executive and non-executive directors, full-time employees, advisers and consultants of the Xteam group. The Xteam Scheme became effective on 21 November 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

The maximum number of shares which may be issued upon exercise of all options granted and yet to be granted under the Xteam Scheme is currently limited to 30% of the shares of Xteam in issue at any time. The total number of shares issued and to be issued upon exercise of the options granted and to be granted to each eligible participant in the Xteam Scheme in any 12-month period up to the date of the grant is limited to 1% of the aggregate number of issued share capital of Xteam from time to time.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Xteam at their discretion, and commences on the date upon which the options are deemed to be granted and accepted.

The exercise price of share options is determinable by the directors, but may not be less than the higher of (i) the closing price of Xteam's ordinary shares on the Stock Exchange on the date of the offer of the share options; and (ii) the average closing price of Xteam's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of offer.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

36. SHARE OPTION SCHEMES *(continued)*

Xteam *(continued)*

(b) Share option scheme *(continued)*

The following sets out the movements in the share options granted under the Xteam Scheme during the year ended 31 December 2006:

	Number of share options		
Category of participant	**At 1 January 2006**	**Forfeited during the year**	**At 31 December 2006**
Other employees:			
In aggregate *(note)*	13,500,000	(4,700,000)	8,800,000
Advisers and consultants:			
In aggregate *(note)*	33,000,000	–	33,000,000
	46,500,000	(4,700,000)	41,800,000

Note: These options were granted on 19 December 2003 at an exercise price of HK$0.14 per share of Xteam. The options are exercisable at any time commencing on 19 December 2003 and, if not otherwise exercised, will lapse on 18 December 2013. Owing to the resignation of certain employees of Xteam during the year, the 4,700,000 share options granted to them were forfeited accordingly. No portion of the remaining share options was exercised during the year.

At 31 December 2006, Xteam had 41,800,000 share options outstanding under the Xteam Scheme, which represented approximately 1.1% of Xteam's shares in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of Xteam, result in the issue of 41,800,000 additional ordinary shares of Xteam and additional share capital of HK$418,000 and share premium of HK$5,434,000 (before issue expenses).

37. RESERVES

(a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 34 to 35 of the financial statements.

(ii) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2006 was distributable in the form of cash dividends.

(iii) Certain amounts of goodwill arising on the acquisition of subsidiaries and associates in prior years remain eliminated against the consolidated capital reserve as further explained in notes 19 and 23(c) the financial statements, respectively.

(b) Company

	Notes	**Share premium account** HK$'000	**Share option reserve** HK$'000	**Retained profits** HK$'000	**Total** HK$'000
At 1 January 2005		4,839,497	–	517,521	5,357,018
Total income and expenses for the year – Loss for the year	*13*	–	–	(111,190)	(111,190)
Interim 2005 dividend	*14*	–	–	(62,250)	(62,250)
Proposed final 2005 dividend	*14*	–	–	(124,500)	(124,500)
At 31 December 2005 and 1 January 2006		4,839,497	–	219,581	5,059,078
Total income and expenses for the year – Profit for the year	*13*	–	–	462,334	462,334
Interim 2006 dividend	*14*	–	–	(62,250)	(62,250)
Proposed final 2006 dividend	*14*	–	–	(124,500)	(124,500)
Share options granted	*36*	–	21,279	–	21,279
At 31 December 2006		4,839,497	21,279	495,165	5,355,941

38. BANK AND OTHER BORROWINGS

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank overdrafts, unsecured	**–**	8,068	**–**	–
Bank loans:				
Secured	**112,061**	543,456	**–**	–
Unsecured	**1,621,484**	2,005,902	**243,600**	664,775
	1,733,545	2,549,358	**243,600**	664,775
Other loans, unsecured	**167,403**	321,017	**–**	–
Total bank and other borrowings	**1,900,948**	2,878,443	**243,600**	664,775
Bank overdrafts repayable on demand	**–**	8,068	**–**	–
Bank loans repayable:				
Within one year	**1,297,038**	2,335,132	**243,600**	664,775
In the second year	**360,838**	1,420	**–**	–
In the third to fifth years, inclusive	**62,513**	196,746	**–**	–
Beyond five years	**13,156**	16,060	**–**	–
	1,733,545	2,549,358	**243,600**	664,775
Other loans repayable:				
Within one year	**36,912**	161,932	**–**	–
In the second year	**34,956**	37,577	**–**	–
In the third to fifth years, inclusive	**5,868**	51,354	**–**	–
Beyond five years	**89,667**	70,154	**–**	–
	167,403	321,017	**–**	–
Total bank and other borrowings	**1,900,948**	2,878,443	**243,600**	664,775
Portion classified as current liabilities	**(1,333,950)**	(2,505,132)	**(243,600)**	(664,775)
Non-current portion	**566,998**	373,311	**–**	–

38. BANK AND OTHER BORROWINGS *(continued)*

Notes:

(a) The bank loans of the Group and the Company as at 31 December 2005 included a loan of US$70 million in relation to a five-year US$180 million syndicated loan facility obtained by the Company in 2001. The syndicated loan bore interest at LIBOR+0.6% and was fully repaid in 2006.

(b) The other loans of the Group include amortised cost of interest-free loans of HK$101,403,000 (2005: HK$99,384,000) granted from related companies. The remaining other loans of HK$66,000,000 (2005: HK$221,633,000) bear interest at a rate of 6% (2005: 5% to 9%) per annum.

(c) HK$185,000,000 (2005: HK$188,873,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by the joint venture partners of certain of the Group's PRC subsidiaries or their associates and a jointly-controlled entity.

(d) Certain of the Group's bank loans are secured by mortgages over the Group's buildings and plant and machinery with an aggregate net carrying amount at the balance sheet date of HK$133,806,000 (2005: HK$275,857,000) *(note 16(b))*.

In addition, certain of the Group's secured bank loans as at 31 December 2005 were secured by mortgages over certain of the Group's bank balances at that date of HK$4,377,000 in aggregate *(note 24(a))*.

39. CONVERTIBLE BONDS

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 43.28% by the Company as at 31 December 2006 (2005: 54.46%), issued at face value five year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at an original conversion price of RMB10.59 per share, which was adjusted to RMB7.06 per share as a result of a bonus issue made by Yanjing Brewery during the year ended 31 December 2005 and is subject to further adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both dates inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of the ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery redeem the Convertible Bonds at the redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days.

39. CONVERTIBLE BONDS *(continued)*

The Convertible Bonds are guaranteed by the Company, which was approved by the shareholders of the Company in an extraordinary general meeting held on 11 April 2002. 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), which has beneficial interests in Yanjing Brewery, has undertaken to counter-indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 43.28% in Yanjing Brewery.

The fair value of the liability component of the Convertible Bonds was estimated at the issuance date using an equivalent market interest rate for a similar bond without a conversion option. The equity component of the Convertible Bonds is not material to the Group and accordingly, the whole amount of the Convertible Bonds is accounted for as a financial liability of the Group.

During the year ended 31 December 2006, 5,702,748 units (2005: 465,132 units and 63,020 units) of the Convertible Bonds issued by Yanjing Brewery with an aggregate principal amount of approximately HK$569,863,000 (2005: HK$50,079,000) were exercised by certain bondholders in exchange for ordinary shares of Yanjing Brewery at the conversion price of RMB7.06 per share (2005: respective conversion prices of RMB10.59 and RMB7.06 per share, (as adjusted to take into account the bonus issue made by Yanjing Brewery during the year ended 31 December 2005) and as a result of which, the Company's effective equity interest in Yanjing Brewery was diluted to 50.47% (2005: 54.46%) and a gain on deemed disposal of HK$141,341,000 (2005: HK$14,498,000) had been recognised in the consolidated income statement for the year *(note 5)*.

40. OTHER LONG TERM LIABILITIES

Group

	2006 HK$'000	2005 HK$'000
Deferred income *(note)*	–	15,559
Others	**21,570**	17,123
	21,570	32,682

Note: The Group received certain incentives from landlords of certain department stores' operating lease arrangements. Such incentives were included in deferred income in the balance sheet, and would be released and recognised in the income statement as a reduction in rental expenses on the straight-line basis over the relevant lease terms.

41. DEFERRED TAX

Net deferred tax assets/(liabilities) recognised in the consolidated balance sheet:

Group

	2006 HK$'000	2005 HK$'000
Deferred tax assets	**663**	67,772
Deferred tax liabilities	**(20,512)**	(168,527)
	(19,849)	(100,755)

41. DEFERRED TAX *(continued)*

The components of deferred tax assets and liabilities and the movements during the year are as follows:

Group

	Revaluation of properties HK$'000	Fair value adjustments arising on acquisition of subsidiaries HK$'000	Differences in depreciation allowances and related depreciation HK$'000	Changes in fair value of available-for-sale investments HK$'000	Impairment and general provision HK$'000	Total HK$'000
Net deferred tax assets/(liabilities) at 1 January 2005	(3,302)	(134,956)	3,353	–	33,917	(100,988)
Arising on acquisition of a subsidiary – *note 45*	–	–	(382)	–	–	(382)
Deferred tax credited/(charged) to income statement during the year – *note 11*	–	–	(2,469)	–	4,940	2,471
Exchange realignment	(68)	(2,790)	41	–	961	(1,856)
Net deferred tax assets/(liabilities) at 31 December 2005 and 1 January 2006	(3,370)	(137,746)	543	–	39,818	(100,755)
Arising on acquisition of a subsidiary – *note 45*	–	(50)	–	–	–	(50)
Deferred tax credited/(charged) to income statement during the year – *note 11*	–	(1,244)	3,137	–	(23,147)	(21,254)
Deferred tax debited to equity during the year	–	–	–	(206,491)	–	(206,491)
Disposal of subsidiaries – *note 46(a)*	3,505	143,371	(23,084)	211,860	(10,601)	325,051
Deconsolidation of subsidiaries – *note 46(b)*	–	–	–	–	(6,178)	(6,178)
Exchange realignment	(135)	(5,543)	104	(5,369)	771	(10,172)
Net deferred tax assets/(liabilities) at 31 December 2006	–	(1,212)	(19,300)	–	663	(19,849)

At 31 December 2006, deferred tax assets have not been recognised in respect of unused tax losses of HK$572,885,000 as they have arisen in the Company and certain subsidiaries that have been loss-making for some time and it is not probable that taxable profits will be available against which such tax losses can be utilised.

At 31 December 2006, there was no significant unrecognised deferred tax liability (2005: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

42. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

Group

	2006 HK$'000	2005 HK$'000
Within one year	**709,773**	1,120,017
One to two years	**15,451**	25,677
Two to three years	**1,948**	7,313
Over three years	**6,443**	12,548
	733,615	1,165,555

Included in the Group's trade and bills payables at the balance sheet date are amounts of HK$240,986,000 (2005: HK$195,132,000) due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within credit periods similar to those offered by the related companies to their major customers.

Certain of the Group's bills payables at the balance sheet date are secured by mortgages over certain of the Group's bank balances with an aggregate amount of HK$60,182,000 (2005: HK$28,299,000) *(note 24(c))*.

43. OTHER PAYABLES AND ACCRUALS

		Group		Company	
		2006	2005	**2006**	2005
	Note	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Accruals		**210,190**	295,874	**46,715**	47,081
Other liabilities		**791,426**	1,257,348	**16,187**	42,013
Due to a fellow subsidiary	*31*	**9,968**	8,523	**9,968**	8,523
Due to related companies	*31*	**24,556**	277,672	**699**	–
		1,036,140	1,839,417	**73,569**	97,617

44. TAXES PAYABLE

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Income/profits tax	**354,492**	170,427	**–**	–
Consumption tax	**101,708**	77,370	**–**	–
Value-added tax	**63,425**	96,580	**–**	–
Business tax	**1,897**	9,385	**–**	–
Others	**29,576**	41,370	**8,272**	9,646
	551,098	395,132	**8,272**	9,646

45. BUSINESS COMBINATIONS

The fair value of the identifiable assets, liabilities of the subsidiaries acquired during the year as at their respective dates of acquisition, which have no significant differences from their respective carrying amounts, is as follows:

	Notes	**2006 HK$'000** *(note (a))*	2005 HK$'000 *(note (b))*
Net assets acquired:			
Property, plant and equipment	*16*	**87,449**	949,984
Prepaid land premiums	*18*	**169,949**	19,781
Operating concession	*20*	–	47,596
Non-current prepayment, deposits and other receivables		–	1,433
Available-for-sale investments		–	4,375
Inventories		**9,612**	118,347
Trade and bills receivables		**5,673**	15,200
Prepayments, deposits and other receivables		**221,634**	32,840
Cash and bank balances		**70,696**	76,916
Trade and bills payables		**(48,356)**	(59,836)
Other payables and accruals		**(193,270)**	(74,745)
Taxes payable		**(1,577)**	(3,143)
Bank and other borrowings		**(19,493)**	(149,237)
Deferred tax liabilities	*41*	**(50)**	(382)
Minority interests		–	(457,884)
		302,267	521,245
Goodwill arising on acquisition	*19*	–	8,916
		302,267	530,161
Satisfied by:			
Cash		**302,267**	128,862
Costs associated with the acquisition		–	425
Reclassification to interests in subsidiaries from interests in jointly-controlled entities		–	65,107
Reclassification to interests in subsidiaries from interests in associates		–	326,152
Promissory note		–	9,615
		302,267	530,161
Profit for the year since acquisition		**3,149**	9,783*

* The amounts disclosed above only included the profit for the year attributable to the additional interest of relevant companies acquired by the Group during the year ended 31 December 2005.

45. BUSINESS COMBINATIONS *(continued)*

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2006 HK$'000	2005 HK$'000
Cash and bank balances acquired	**70,696**	76,916
Cash paid for costs associated with the acquisitions and cash consideration paid for acquisitions in the current year	**(302,267)**	(129,287)
Cash consideration paid for acquisitions in the previous year	**–**	(86,670)
Investment deposit paid at beginning of year	**–**	61,715
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	**(231,571)**	(77,326)

Notes:

(a) Pursuant to an equity transfer agreement dated 28 August 2006 entered into between Wangfujing and 北京王府井東安集團有限責任公司 (Beijing Wangfujing Dongan Group Co., Ltd.) ("Dongan Group", a related company in which the legal representative is a director of the Company), Wangfujing acquired a 100% equity interest in 北京長安商場有限責任公司 (Changan Department Store Company Limited) ("Chang An", a company operating a department store in Beijing, the PRC) from Dongan Group for a cash consideration of RMB310,128,000 (approximately HK$302,267,000). The acquisition was completed on 18 October 2006. Chang An ceased to be a subsidiary of the Group upon the disposal of Wangfujing by the Group during the year as detailed in note 12 to the financial statements.

(b) Business combinations in the year ended 31 December 2005 mainly included:

(i) the acquisition of an additional 14.2244% equity interest in Yanjing Huiquan by Yanjing Brewery, a then associate of the Group before the acquisition, on 25 March 2005. Upon completion of the acquisition, Yanjing Brewery had a 52.3724% equity interest in Yanjing Huiquan and Yanjing Huiquan became a subsidiary of the Group;

(ii) the acquisition of a 75% equity interest in LQX Tourism;

(iii) the acquisition of a 51% equity interest in 北京博大電信通網絡技術有限公司 by Beijing Development on 1 January 2005; and

(iv) the acquisition of a 51% equity interest in Asren Holdings Limited ("Asren") by Xteam on 7 December 2005, details of which are set out in note 47 to the financial statements.

Had the above business combinations taken place at the beginning of the year, the Group's profit for the year, profit from continuing operations and profit from discontinued operations for the year ended 31 December 2006 would have been HK$338,668,000 (2005: HK$714,196,000), HK$100,216,000 (2005: HK$613,773,000, as restated) and HK$238,452,000 (2005: HK$100,423,000, as restated), respectively, and the Group's revenue (comprising turnover, other income and gains, net), revenue from continuing operations and revenue from discontinued operations for the year would have been HK$14,992,873,000 (2005: HK$11,603,641,000), HK$7,541,350,000 (2005: HK$6,732,206,000) and HK$7,451,523,000 (2005: HK$4,871,435,000), respectively.

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES

(a) Disposal of subsidiaries

	Notes	2006 HK$'000	2005 HK$'000
Net assets disposed of:			
Property, plant and equipment	*16*	**1,369,263**	18,231
Investment properties	*17*	**148,640**	–
Prepaid land premiums	*18*	**281,597**	–
Goodwill	*19*	**35,901**	–
Interests in jointly-controlled entities		**152,311**	–
Interests in associates		**123,213**	–
Pledged deposits		**16,602**	–
Available-for-sale investments		**1,070,578**	15
Deferred tax assets		**30,815**	–
Properties held for sale		**278,903**	–
Inventories		**157,236**	3,441
Trade and bills receivables		**60,488**	7,371
Prepayments, deposits and other receivables		**165,232**	29,468
Tax recoverable		**7,929**	107
Cash and bank balances		**1,261,864**	24,751
Trade and bills payables		**(889,074)**	(989)
Other payables and accruals		**(1,275,198)**	(32,053)
Taxes payable		**(197,168)**	(180)
Bank and other borrowings		**(143,497)**	–
Other long term liabilities		**(18,259)**	–
Deferred tax liabilities		**(355,866)**	–
Minority interests		**(1,151,289)**	(6,287)
Assets of a disposal group held for sale		**–**	1,304,733
Liabilities directly associated with assets of a disposal group held for sale		**–**	(493,795)
Assets and liabilities of a disposal group attributable to minority interests		**–**	(355,099)
		1,130,221	499,714
Exchange fluctuation reserve realised		**(61,651)**	(4,932)
Investment revaluation reserve realised		**(210,039)**	–
Gain on disposal of interests in subsidiaries, net	*4*	**141,469**	81,097
		1,000,000	575,879
Satisfied by cash consideration, at fair value		**1,000,000**	547,976
Reclassification to available-for-sale investments from interests in subsidiaries		**–**	27,903
		1,000,000	575,879

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES *(continued)*

(a) Disposal of subsidiaries *(continued)*

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2006	2005
	HK$'000	HK$'000
Cash and bank balances disposed of	**(1,261,864)**	(24,751)
Cash and cash equivalents attributable to the discontinued operations	**–**	(134,597)
Cash consideration, at fair value	**1,000,000**	547,976
Amortised cost of outstanding cash consideration:		
At beginning of year	**319,543**	–
Increase in fair value of cash consideration arising from the passage of time	**9,587**	11,590
Impairment	**(32,360)**	–
Exchange realignment	**11,687**	–
At end of year	**(235,719)**	(319,543)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	**(189,126)**	80,675

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES *(continued)*

(b) Deconsolidation of subsidiaries

	Notes	2006 HK$'000	2005 HK$'000
Net assets deconsolidated:			
Property, plant and equipment	*16*	87,554	–
Investment properties	*17*	48,390	–
Prepaid land premiums	*18*	14,675	–
Goodwill	*19*	123,019	–
Other intangible assets	*20*	17,187	–
Interests in jointly-controlled entities		58,318	–
Interests in associates		6,827	–
Available-for-sale investments		1,160	–
Deferred tax assets		6,178	–
Inventories		111,925	–
Amounts due from customers for contract work		30,371	–
Trade and bills receivables		356,623	–
Prepayments, deposits and other receivables		196,966	–
Financial assets at fair value through profit or loss		10,922	–
Pledged deposits		22,096	–
Cash and bank balances		343,086	–
Trade and bills payables		(146,504)	–
Amounts due to customers for contract work		(50,504)	–
Other payables and accruals		(223,732)	–
Taxes payable		(6,408)	–
Bank and other borrowings		(254,026)	–
Minority interests		(454,807)	–
		299,316	–
Reclassification to available-for-sale investments from interests in subsidiaries – *note 46(b)(i)*		82,794	–
Reclassification to interests in associates from interests in subsidiaries – *note 46(b)(ii)*		216,522	–
		299,316	–

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES *(continued)*

(b) Deconsolidation of subsidiaries *(continued)*

An analysis of the net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries is as follows:

	2006	2005
	HK$'000	HK$'000
Cash and bank balances deconsolidated and net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries	**(343,086)**	–

The subsidiaries which were deconsolidated during the year ended 31 December 2006 comprised BEES and its subsidiaries (the "Eversource Group") and Beijing Development and its subsidiaries. The reasons giving rise to the deconsolidation of these subsidiaries are set out as follows:

(i) On 19 October 2006, Beijing Enterprises Treasury Company Limited ("BJ Treasury"), a wholly-owned subsidiary of the Company and the immediate holding company of BEES, and Mr. Xu Shengheng ("Mr. Xu"), a director and substantial shareholder of BEES, entered into an entrusted operating agreement (the "Entrusted Operating Agreement"), pursuant to which, Mr. Xu was granted by BJ Treasury a right to operate and manage the geothermal energy system business undertaken by the Eversource Group for a period of three years from 1 January 2006 to 31 December 2008 (the "Entrusted Period"). During the Entrusted Period, the Group subordinated all its power over operating and financial polices and its entitlement to dividends, if any, of the Eversource Group to Mr. Xu whereas Mr. Xu shall be solely responsible for all profits and losses of the Eversource Group and pay a fixed fee of RMB12,516,000 (approximately HK$12,516,000) per annum to the Group. The Group lost its control over the Eversource Group upon the commencement of the entrusted operating arrangement on 1 January 2006 as it no longer has the power to govern the daily operating and financial policies of the Eversource Group from that date onwards. Accordingly, the Group deconsolidated the Eversource Group effective from 1 January 2006 and its then carrying amount of HK$82,794,000 was reclassified as an available-for-sale investment of the Group.

(ii) As detailed in note 5 to the financial statements, the Group's equity interest in Beijing Development was diluted from 55.81% to 46.57% and Beijing Development ceased to be a subsidiary of the Company and became an associate of the Company upon the completion of the issuance of new shares by Beijing Development in December 2006, at which time the Group deconsolidated Beijing Development and its subsidiaries.

47. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transactions

Apart from the transactions detailed in notes 5, 6, 39 and 46 to the financial statements, the Group had no major non-cash transactions of investing and financing activities during the year ended 31 December 2006.

In respect of the cash flows for the year ended 31 December 2005, on 7 December 2005, a wholly-owned subsidiary of X-team acquired a 51% equity interest in Asren from independent third parties. The purchase consideration for the acquisition of Asren was in the form of 84,134,616 new shares of Xteam at the market price of HK$0.058 per share of Xteam on 7 December 2005 and a promissory note amounting to HK$9,615.000 issued by the wholly-owned subsidiary to Xteam to Asren. Apart from the foregoing and save as disclosed in notes 5 and 39 to the financial statements, the Group had no major non-cash transactions of investing and financing activities during the year ended 31 December 2005.

48. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, convertible bonds, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade and bills receivables and trade and bills payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, commodity price risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to these risks. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The directors review and agree policies for managing each of these risks and they are summarised as follows:

(i) Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations.

Bank loans, convertible bonds, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

(ii) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. As a result of its significant investment operations in Mainland China, the PRC, the Group's balance sheet can be affected significantly by movements in the RMB/HK$ exchange rate.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

48. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(continued)*

(iii) Commodity price risk

The Group's exposure to commodity price risk is minimal.

(iv) Credit risk

The Group is predominately engaged in cash income businesses like the operations of toll roads, water treatment, brewery sales and retail. Accordingly, the Group has very high debtor turnover rate and low credit risk.

There are no significant concentrations of credit risk within the Group.

(v) Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and the flexibility through the use of bank overdrafts, bank loans and convertible bonds. In addition, banking facilities have been put in place for contingency purposes.

49. FINANCIAL INSTRUMENTS

Fair values

The following table sets out a comparison by category of carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements at other than fair values. The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

	Carrying amount		**Fair value**	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Financial assets:				
Non-current trade and bills receivables	**–**	33,202	**–**	32,965
Non-current prepayments, deposits and other receivables	**130,008**	313,782	**130,008**	313,642
Non-current pledged deposits	**2,200**	34,684	**2,151**	33,542
Financial liabilities:				
Non-current bank and other borrowings:				
Floating rate borrowings	**220,000**	–	**220,000**	–
Fixed rate borrowings	**249,507**	279,773	**245,964**	278,456
Interest-free borrowings *(note (ii))*	**97,491**	93,538	**94,674**	93,538
Convertible bonds	**464**	548,785	**464**	568,706

(i) The carrying amounts of financial assets and liabilities which are due to be received or settled within one year are reasonable approximation of their respective fair values, and accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 25(b) to the financial statements, certain available-for-sale investments of the Group are not stated at fair value but at cost less any accumulated impairment losses because fair values of which cannot be reasonably assessed and therefore, no disclosure of the fair values of these financial instruments is made.

(ii) The balance represented the non-current portion of an interest-free loan of HK$101,403,000 (2005: HK$99,384,000) obtained by the Group from a joint venture partner of a subsidiary and is repayable within 19 years (2005: 20 years).

49. FINANCIAL INSTRUMENTS *(continued)*

Interest rate risk

The following tables set out the carrying amounts, by maturity, of the Group's financial instruments as at the balance sheet date that are exposed to interest rate risk:

At 31 December 2006

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Pledged deposits	38,636	2,200	-	-	-	-	40,836	0.72
Cash and cash equivalents	2,606,985	-	-	-	-	-	2,606,985	0.81
Bank and other borrowings	-	(210,000)	(10,000)	-	-	-	(220,000)	5.23
Fixed rate:								
Pledged deposits	20,669	-	-	-	-	-	20,669	1.71
Cash and cash equivalents	101,410	-	-	-	-	-	101,410	2.59
Bank and other borrowings	(1,330,038)	(183,838)	(50,837)	(838)	(838)	(13,156)	(1,579,545)	5.16
Convertible bonds	-	(464)	-	-	-	-	(464)	1.20

At 31 December 2005

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Pledged deposits	15,557	34,684	-	-	-	-	50,241	0.92
Cash and cash equivalents	2,926,467	-	-	-	-	-	2,926,467	0.97
Bank and other borrowings	(672,843)	-	-	-	-	-	(672,843)	4.95
Fixed rate:								
Cash and cash equivalents	581,588	-	-	-	-	-	581,588	1.36
Bank and other borrowings	(1,826,443)	(33,151)	(227,572)	(1,479)	(1,511)	(16,060)	(2,106,216)	5.05
Convertible bonds	-	(548,785)	-	-	-	-	(548,785)	1.20

50. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	**–**	17,567	**–**	–
Guarantee given for banking facilities granted to a jointly-controlled entity	**–**	43,846	**–**	43,846
Guarantee given for banking facilities granted to a company which has been deconsolidated	**200,000**	–	**–**	–
Guarantee given for banking facilities granted to a related company	**150,000**	–	**–**	–
Guarantee given in respect of a specific performance of an infrastructure project to be undertaken by a jointly-controlled entity	**68,456**	–	**68,456**	–
Guarantee given for the Convertible Bonds issued by Yanjing Brewery – *note 39*	**–**	–	**464**	548,785
	418,456	61,413	**68,920**	592,631

At 31 December 2006, the above banking facilities granted to a company that has been deconsolidated and a related company subject to guarantees given to certain banks by the Group were utilised to the extent of approximately HK$155,000,000.

At 31 December 2005, the banking facilities granted to a jointly-controlled entity subject to a guarantee given to a bank by the Group were utilised to the extent of approximately HK$32,885,000.

51. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (note 17 to the financial statements) and certain portions of its buildings under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2006, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

Group

	2006 HK$'000	2005 HK$'000
Within one year	**796**	27,683
In the second to fifth years, inclusive	**2,695**	67,868
After five years	**11,660**	35,491
	15,151	131,042

(b) As lessee

The Group leases certain of its office properties, department store premises, restaurant premises and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 1 to 50 years.

At 31 December 2006, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2006 HK$'000	2005 HK$'000	2006 HK$'000	2005 HK$'000
Within one year	**70,927**	185,789	**2,912**	2,912
In the second to fifth years, inclusive	**107,278**	644,481	**971**	3,883
After five years	**641,448**	2,300,509	**–**	–
	819,653	3,130,779	**3,883**	6,795

51. OPERATING LEASE ARRANGEMENTS *(continued)*

Significant decrease in the amounts of future minimum lease receivables and payments of the Group as at 31 December 2006 was attributable to the disposal of equity interest in Wangfujing by the Group during the year, which had significant operating lease arrangements as lessor and lessee in respect of its retail operation.

52. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments at the balance sheet date:

	Group		Company	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	**HK$'000**	HK$'000
Buildings:				
Contracted, but not provided for	**139,836**	56,413	–	–
Plant and machinery:				
Contracted, but not provided for	**73,303**	91,608	–	–
Purchases of available-for-sale investments:				
Contracted, but not provided for	**–**	83,582	–	51,435
Total capital commitments	**213,139**	231,603	–	51,435

53. RELATED PARTY DISCLOSURES

(a) In addition to the transactions detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

Name of related party	Nature of transaction	*Notes*	**2006 HK$'000**	2005 HK$'000
The ultimate holding company and its associates				
BHL and its associates	Rental income	*(i)*	**-**	1,115
	Rental and related expenses	*(i)*	**-**	1,340
Joint venture partners of subsidiaries and their associates				
Yanjing Beer Group and its associates	Purchase of bottle labels	*(ii)*	**49,406**	61,072
	Purchase of bottle caps	*(ii)*	**42,825**	54,778
	Import of raw materials	*(iii)*	**365,115**	367,472
	Sale of beer	*(iv)*	**8,171**	9,299
	Canning service fees paid	*(v)*	**18,277**	20,211
	Comprehensive support service fees paid	*(vi)*	**15,151**	14,770
	Land rent expenses	*(vii)*	**1,700**	1,657
	Trademark licensing fees paid	*(viii)*	**23,788**	16,996
	Less: Refund for advertising subsidies	*(viii)*	**(3,958)**	(2,986)
Other related parties				
Dongan Group	Compensation income	*(ix)*	**-**	24,703
China Communications Construction Company Limited and its associates	Construction costs, maintenance service costs and dismantling costs for an expressway	*(x)*	**91,019**	-

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of business.

53. RELATED PARTY DISCLOSURES *(continued)*

(a) *(continued)*

Notes:

(i) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(ii) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing in the preceding year.

(iii) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(iv) The selling price of the beer was determined by reference to the then prevailing market rates.

(v) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(vi) The comprehensive support service fees paid included the following:

- fees for security and canteen services which were determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(vii) The land rent expenses were charged at a mutually agreed amount of RMB1,744,000 (2005: RMB1,744,000) per annum.

(viii) The trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(ix) The Compensation income was based on the loss suffered by the Group as a result of the reduction in the operating size of a development store at the request of Dongan Group, a related company in which the legal representative is a director of the Company.

(x) The construction costs, maintenance service costs and dismantling costs for an expressway were determined by reference to the then prevailing market rates.

53. RELATED PARTY DISCLOSURES *(continued)*

(b) Other transactions with related parties

(i) On 28 June 2006, BJ Treasury, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Jason New, a company wholly-owned by Mr. Xu and a substantial shareholder of BEES, a company which was deconsolidated effective from 1 January 2006 as a result of the entering of the Entrusted Operating Agreement as detailed in note 46(b)(i), to dispose of a 36.78% equity interest in BEES for a cash consideration of HK$99,290,000. The cash consideration is to be settled in six instalments, with the first instalment of HK$20,000,000, and the remaining five instalments of RMB15,858,000 each being due on 28 June 2006, 30 December 2006, 30 June 2007, 30 December 2007, 30 June 2008 and 30 December 2008, respectively.

(ii) On 28 June 2006, Beijing Enterprises Ever Source Technology Limited ("BEEST"), a wholly-owned subsidiary of BEES, entered into an equity transfer agreement with China Major Holdings Limited, a company beneficially owned by Mr. Xu and his spouse, to acquire a 49% equity interest in 北京永源熱泵有限責任公司 (Beijing Ever Source Hot Pumps Co., Ltd.) ("BEHP") for a cash consideration of RMB15,000,000 (approximately HK$14,423,000). Upon the completion of the transaction, BEHP became a subsidiary of BEES. BEEST and BEHP, being subsidiaries of BEES, were deconsolidated effective from 1 January 2006 as a result of the entering of the Entrusted Operating Agreement as detailed in note 46(b)(i).

(c) Outstanding balances with related parties

(i) Details of the Group's balances with related parties included in deposits and other debtors and trade and bills payables are disclosed in notes 30 and 42 to the financial statements, respectively.

(ii) Details of the balances with jointly-controlled entities, associates, holding companies, fellow subsidiaries and related companies are disclosed in notes 22, 23 and 31 to the financial statements, respectively.

(iii) Details of the guarantees given by related parties in respect of the Group's bank and other borrowings and the Convertible Bonds issued by Yanjing Brewery are disclosed in notes 38 and 39 to the financial statements.

(iv) Details of the guarantees given by the Group for banking facilities granted to a related company and a jointly-controlled entity are disclosed in note 50 to the financial statements.

53. RELATED PARTY DISCLOSURES *(continued)*

(d) Compensation of key management personnel of the Group

	2006 HK$'000	2005 HK$'000
Short term employee benefits	**12,529**	7,484
Post-employment benefits	**570**	347
Share-based payments	**16,796**	–
Total compensation paid to key management personnel	**29,895**	7,831

Further details of directors' emoluments are included in note 9 to the financial statements.

54. EVENT AFTER THE BALANCE SHEET DATE

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

55. COMPARATIVE AMOUNTS

Owing to the disposal of the Group's interests in Wangfujing during the year, the Group's retail operation and property construction and development operation were discontinued. Accordingly, certain comparative amounts for the consolidated income statement have been restated to conform to the current year's presentation. In addition, certain comparative amounts have been reclassified to conform to the current year's presentation.

56. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 3 April 2007.

FIVE YEAR FINANCIAL SUMMARY

31 December 2006

A summary of the results and of the assets, liabilities and total equity of the Group for the last five financial years, as extracted from the published audited financial statements and restated and reclassified as appropriate, is set out below:

RESULTS

	Year ended 31 December				
	2002 HK$'000 (Restated)	2003 HK$'000 (Restated)	2004 HK$'000 (Restated)	2005 HK$'000 (Restated)	**2006 HK$'000**
CONTINUING OPERATIONS					
Revenue	3,922,781	4,731,559	5,496,985	6,263,153	**7,246,920**
Operating profit	556,598	770,940	886,574	721,242	**358,866**
Share of profits and losses of:					
Jointly-controlled entities	1,396	(6,148)	50,068	(12,712)	**688**
Associates	39,273	41,361	54,012	24,095	**64,644**
Amortisation of goodwill arising on acquisition of jointly-controlled entities	(4,699)	(4,357)	–	–	**–**
Profit before tax	592,568	801,796	990,654	732,625	**424,198**
Tax	(208,133)	(182,459)	(204,965)	(136,877)	**(169,823)**
Profit for the year from continuing operations	384,435	619,337	785,689	595,748	**254,375**
DISCONTINUED OPERTATIONS					
Profit/(loss) for the year from discontinued operations	107,004	8,360	(120,929)	119,061	**353,875**
Profit for the year	491,439	627,697	664,760	714,809	**608,250**
ATTRIBUTABLE TO:					
Shareholders of the Company	403,511	450,045	503,188	570,422	**338,668**
Minority interests	87,928	177,652	161,572	144,387	**269,582**
	491,439	627,697	664,760	714,809	**608,250**

FIVE YEAR FINANCIAL SUMMARY

31 December 2006

ASSETS, LIABILITIES AND TOTAL EQUITY

	31 December				
	2002	2003	2004	2005	**2006**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	17,366,191	18,105,664	19,389,590	19,630,268	**17,324,152**
Total liabilities	(7,005,904)	(7,014,118)	(7,788,393)	(7,123,275)	**(4,264,347)**
NET ASSETS	10,360,287	11,091,546	11,601,197	12,506,993	**13,059,805**
REPRESENTED BY:					
Equity attributable to shareholders of the Company	7,260,314	7,546,138	7,881,098	8,442,941	**8,870,705**
Minority interests	3,099,973	3,545,408	3,720,099	4,064,052	**4,189,100**
TOTAL EQUITY	10,360,287	11,091,546	11,601,197	12,506,993	**13,059,805**

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

ANNOUNCEMENT

Beijing Enterprises Holdings Limited wishes to announce that it is, in accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, making arrangements to ascertain the preferences of its shareholders with respect to the choice of means of receipt and language of its Corporate Communication.

INTRODUCTION

For the purposes of environmental protection and cost saving, Beijing Enterprises Holdings Limited (the "Company") is making the arrangements described below to ascertain its shareholders' preferences as to the choice of means of receipt (in printed form or by electronic means) and language (in English only, in Chinese only or both English and Chinese) of the future Corporate Communication.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and note (8) of Rule 2.07B(2) of the Listing Rules, the following arrangements will be made by the Company:

1. The Company will send a letter (the "First Letter") on 2 April 2007 together with a reply form (the "Reply Form"), prepared in English and Chinese, and a pre-paid addressed envelope to its shareholders to enable them to elect to receive the future Corporate Communication: (i) through electronic means (the Company will send to the relevant shareholders, on the day of issue, an email notification each time new Corporate Communication is posted on the Company's website: www.behl.com.hk); or (ii) to receive a printed English version only; or (iii) to receive a printed Chinese version only; or (iv) to receive both the printed English and Chinese versions. The First Letter explains that if no reply is received from shareholders by 20 April 2007, the arrangements described below will apply, where applicable:

- the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders who are natural persons with a Chinese name using a Hong Kong address; and

- the printed English version of each future Corporate Communication will be sent to all overseas shareholders and all Hong Kong shareholders (other than natural persons with a Chinese name) using a Hong Kong address.

Whether a shareholder is a Hong Kong or an overseas shareholder will be determined by the address of that shareholder appearing on the register of members of the Company maintained by the Company's Share Registrar.

Shareholders are entitled at any time to change their choice of means of receipt and language of the Corporate Communication by giving reasonable notice in writing to the Company's Share Registrar.

2. With respect to shareholders who choose to receive the Corporate Communication in printed form, the Company will send the selected language version of the Corporate Communication to those shareholders who have made a selection unless and until they notify the Company's Share Registrar in writing that they wish to receive the Corporate Communication in the other (or both) language(s), or read the Corporate Communication by electronic means (through the Company's website).

3. When each printed Corporate Communication is sent out in accordance with the first and second arrangements described above, a letter (the "Second Letter") and a request form (the "Request Form"), prepared in English and Chinese, will be attached to or printed in the relevant Corporate Communication, together with a pre-paid addressed envelope, specifying that the Corporate Communication prepared in the other language will be available upon request.

4. If receipt through the Company's website is chosen, and the relevant shareholders specify their email addresses in the Reply Form, the Company will notify such shareholders by email as and when each Corporate Communication is published. Alternatively, if receipt through the Company's website is chosen, but the relevant shareholders do not provide email addresses, the Corporate Communication will be accessible through the Company's website and such shareholders will not be expressly notified as and when each Corporate Communication is published.

5. All Corporate Communication in both English and Chinese, and in accessible format, will be available on the Company's website at www.behl.com.hk. Soft copies of both languages of all such Corporate Communication will be filed with the Stock Exchange on the same day they are dispatched to shareholders, or on such other day as required by the Stock Exchange or pursuant to the Listing Rules.

6. The Company's Share Registrar is providing a dial-up hotline service (Tel: (852) 2980 1333) during business hours (9:00 a.m. to 5:30 p.m., Monday to Friday, excluding public holidays) to enable shareholders to make enquiry of the Company's proposed arrangements set out above.

7. The First Letter and the Second Letter will mention that both languages of each Corporate Communication will be available on the Company's website and that the dial-up hotline service has been provided as mentioned in the fifth and sixth arrangements described above.

8. If a shareholder elects to read the Website version of the Corporate Communication published on the Company's website in place of receiving printed copies, he or she is deemed to have expressly consented to waive the right to receive the Corporate Communication in printed form, including the right to receive notice of meeting in printed forms pursuant to the Company's articles of association.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communication"	any document issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Share Registrar"	Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong

By Order of the Board
Tam Chun Fai
Company Secretary

2 April 2007

As of the date of this announcement, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; the independent non-executive directors of the Company are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 392)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

HIGHLIGHTS

- Turnover from continuing operations for the year amounted to approximately HK$7.25 billion, representing an increase of 15.7% over last year.
- Profit attributable to shareholders of the Company amounted to approximately HK$339 million.
- Basic earnings per share amounted to HK$0.54.
- A final dividend of 20 cents per share is proposed for 2006.

RESULTS

The Board of Directors of Beijing Enterprises Holdings Limited (the "Company") is pleased to present the consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2006, together with comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000* (Restated)
CONTINUING OPERATIONS:			
REVENUE	2	**7,246,920**	6,263,153
Cost of sales		**(4,815,447)**	(4,172,152)

Gross profit		**2,431,473**	2,091,001
Gain on deemed disposal of interests in subsidiaries		**146,957**	14,498
Other income and gains, net		**294,430**	305,982
Selling and distribution costs		**(834,775)**	(652,723)
Administrative expenses		**(858,241)**	(712,488)
Dilution losses on share reforms of subsidiaries		**(485,827)**	-
Other operating expenses, net		**(231,440)**	(193,923)
PROFIT FROM OPERATING ACTIVITIES	*3*	**462,577**	852,347
Finance costs	*4*	**(103,711)**	(131,105)
Share of profits and losses of:			
Jointly-controlled entities		**688**	(12,712)
Associates		**64,644**	24,095
PROFIT BEFORE TAX		**424,198**	732,625
TAX	*5*	**(169,823)**	(136,877)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		**254,375**	595,748
DISCONTINUED OPERATIONS:			
Profit for the year from discontinued operations	*3*	**353,875**	119,061
PROFIT FOR THE YEAR		**608,250**	714,809
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		**100,216**	469,999
Discontinued operations		**238,452**	100,423
		338,668	570,422
Minority interests		**269,582**	144,387
		608,250	714,809

	Notes		
DIVIDENDS	*6*		
Interim		**62,250**	62,250
Proposed final		**124,500**	124,500
		186,750	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*7*		
Basic			
– For profit for the year		**HK$0.54**	HK$0.92
– For profit from continuing operations		**HK$0.16**	HK$0.76
Diluted			
– For profit for the year		**HK$0.54**	HK$0.90
– For profit from continuing operations		**HK$0.16**	HK$0.74

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	**2006** *HK$'000*	2005 *HK$'000*
ASSETS			
Non-current assets:			
Property, plant and equipment		**7,681,882**	8,037,017
Investment properties		**272,904**	446,820
Prepaid land premiums		**302,757**	377,320
Goodwill		**44,177**	275,777
Other intangible assets		**1,450,584**	1,517,866
Interests in jointly-controlled entities		**1,921**	182,918
Interests in associates		**519,854**	248,849
Trade and bills receivables	*8*	**–**	33,202
Prepayments, deposits and other receivables		**130,008**	313,782
Pledged deposits		**2,200**	34,684
Available-for-sale investments		**352,914**	510,037
Deferred tax assets		**663**	67,772
Total non-current assets		**10,759,864**	12,046,044

Current assets:			
Prepaid land premiums		**8,086**	12,684
Properties under development		**–**	322,301
Properties held for sale		**–**	39,406
Inventories		**1,648,707**	1,574,923
Amounts due from customers for contract work		**–**	25,238
Trade and bills receivables	*8*	**458,313**	928,709
Prepayments, deposits and other receivables		**1,644,518**	1,055,066
Financial assets at fair value through profit or loss		**9,706**	45,551
Taxes recoverable		**27,258**	37,415
Pledged deposits		**59,305**	15,557
Cash and cash equivalents		**2,708,395**	3,508,055
		6,564,288	7,564,905
Non-current assets classified as held for sale		**–**	19,319
Total current assets		**6,564,288**	7,584,224
TOTAL ASSETS		**17,324,152**	19,630,268
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital		**62,250**	62,250
Reserves		**8,683,955**	8,256,191
Proposed final dividend		**124,500**	124,500
		8,870,705	8,442,941
Minority interests		**4,189,100**	4,064,052
TOTAL EQUITY		**13,059,805**	12,506,993
Non-current liabilities:			
Bank and other borrowings		**566,998**	373,311
Convertible bonds		**464**	548,785
Other long term liabilities		**21,570**	32,682
Deferred tax liabilities		**20,512**	168,527
Total non-current liabilities		**609,544**	1,123,305

	Notes	2006 HK$'000	2005 HK$'000
Current liabilities:			
Trade and bills payables	9	**733,615**	1,165,555
Amounts due to customers for contract work		**–**	48,580
Other payables and accruals		**1,036,140**	1,839,417
Taxes payable		**551,098**	395,132
Bank and other borrowings		**1,333,950**	2,505,132
		3,654,803	5,953,816
Liabilities directly associated with non-current assets classified as held for sale		**–**	46,154
Total current liabilities		**3,654,803**	5,999,970
TOTAL LIABILITIES		**4,264,347**	7,123,275
TOTAL EQUITY AND LIABILITIES		**17,324,152**	19,630,268

Notes:

1.1 Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for (i) investment properties and certain financial assets which have been measured at fair value; and (ii) non-current assets held for sale, which are stated at the lower of carrying amount and fair value less costs to sell. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. Acquisition of minority interests are accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill.

1.2 Impact of new and revised Hong Kong Financial Reporting Standards

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no material impact on these financial statements.

HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 27 Amendment	Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

1.3 Impact of issued but not yet effective Hong Kong Financial Reporting Standards

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, to these financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS 8	Operating Segments
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment
HK(IFRIC)-Int 11	HKFRS 2-Group and Treasury Share Transactions
HK(IFRIC)-Int 12	Services Concession Arrangements

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group's major customers. This standard will supersede HKAS 14 Segment Reporting.

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008 respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment and HKFRS 7 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Group's operations and financial position.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2. Revenue and segment information

Revenue, which is also the Group's turnover, represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of revenue from toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

(a) ***Business segments***

The following tables present revenue and profit/(loss) for the Group's business segments for the years ended 31 December 2006 and 2005:

(i) *Continuing operations*

Year ended 31 December 2006

	Brewery operations *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operations *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*
Segment revenue:					
Sales to external customers	5,476,877	530,542	518,696	720,805	7,246,920
Intersegment sales	–	–	–	–	–
Other income and gains, net	114,128	2,457	2,108	45,321	164,014
Total	5,591,005	532,999	520,804	766,126	7,410,934
Segment results	444,365	282,534	169,468	(194,355)	702,012
Unallocated income and gains					277,373
Unallocated expenses					(516,808)
Profit from operating activities					462,577
Finance costs					(103,711)
Share of profits and losses of:					
Jointly-controlled entities	–	–	–	688	688
Associates	(3,966)	–	–	68,610	64,644
Profit before tax					424,198
Tax					(169,823)
Profit for the year					254,375

Year ended 31 December 2005 (Restated)

	Brewery operations *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operations *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*
Segment revenue:					
Sales to external customers	4,556,142	477,440	506,638	722,933	6,263,153
Intersegment sales	–	–	–	–	–
Other income and gains, net	74,424	3,742	–	40,210	118,376
Total	4,630,566	481,182	506,638	763,143	6,381,529
Segment results	387,883	290,577	166,595	(182,992)	662,063
Unallocated income and gains, net					202,104
Unallocated expenses					(11,820)
Profit from operating activities					852,347
Finance costs					(131,105)
Share of profits and losses of:					
Jointly-controlled entities	–	–	–	(12,712)	(12,712)
Associates	(2,391)	(410)	–	26,896	24,095
Profit before tax					732,625
Tax					(136,877)
Profit for the year					595,748

(ii) Discontinued operations

Year ended 31 December 2006

	Dairy operations *HK$'000*	Retail operations *HK$'000*	Others *HK$'000*	Total *HK$'000*
Segment revenue:				
Sales to external customers	-	6,049,966	273,105	6,323,071
Intersegment sales	-	-	-	-
Other income and gains, net	-	596,733	6,151	602,884
Total	-	6,646,699	279,256	6,925,955
Segment results	-	790,036	(83,981)	706,055
Unallocated income and gains, net				13,638
Unallocated expenses				-
Profit from operating activities				719,693
Finance costs				(11,182)
Share of profits and losses of:				
Jointly-controlled entities	-	(5,647)	-	(5,647)
Associates	-	129	(1,142)	(1,013)
Profit before tax				701,851
Tax				(347,976)
Profit for the year				353,875

Year ended 31 December 2005 (Restated)

	Dairy operations *HK$'000*	Retail operations *HK$'000*	Others *HK$'000*	Total *HK$'000*
Segment revenue:				
Sales to external customers	-	4,510,210	227,250	4,737,460
Intersegment sales	-	-	-	-
Other income and gains, net	79,987	110,474	9,700	200,161
Total	79,987	4,620,684	236,950	4,937,621
Segment results	79,987	134,738	(21,385)	193,340
Unallocated income and gains, net				13,801
Unallocated expenses				(8,274)
Profit from operating activities				198,867
Finance costs				(25,115)
Share of profits and losses of:				
Jointly-controlled entities	-	(14,180)	-	(14,180)
Associates	-	(813)	(1,489)	(2,302)
Profit before tax				157,270
Tax				(38,209)
Profit for the year				119,061

3. **Profit from operating activities**

The Group's profit from operating activities (including those amounts charged/credited in respect of the discontinued operations) is arrived at after charging/(crediting):

	2006	2005
	HK$'000	*HK$'000*
Cost of inventories sold	**9,632,535**	7,499,733
Cost of properties sold	**26,912**	29,154
Cost of services provided	**232,712**	496,482
Depreciation	**705,779**	594,861
Amortisation of operating concessions	**106,415**	102,605
Amortisation of management information systems	**2,000**	1,887
Amortisation of licences	**449**	1,491
Amortisation of deferred development costs	**670**	–
(Gain)/loss on disposal of property, plant and equipment, net	**(111,341)**	5,556
Gain on disposal of unquoted equity investments stated at cost	**(47,676)**	(1,514)
Gain on disposal of financial assets at fair value through profit and loss, net	**(2,563)**	(2,074)
Loss on deemed disposal of interest in a jointly-controlled entity	**–**	316
Loss on deemed disposal of interest in an associate	**499**	927
Amortisation of prepaid land premiums	**13,928**	12,028
Gain on disposal of investment properties	**(3,189)**	(2,466)
Investment income	**(1,436)**	(3,271)

4. Finance costs

	Group	
	2006	2005
	HK$'000	*HK$'000*
Interest on bank loans, overdrafts and other loans wholly repayable within five years	**104,028**	140,185
Interest on convertible bonds	**1,270**	6,755
Interest on other loans	**3,594**	3,975
Imputed interest for an interest-free other loan from a minority shareholder	**6,001**	5,609
Total finance costs	**114,893**	156,524
Less: Interest capitalised in property, plant and equipment	**–**	(304)
	114,893	156,220
Attributable to discontinued operations	**11,182**	25,115
Attributable to continuing operations reported in the consolidated income statement	**103,711**	131,105
	114,893	156,220

5. Tax

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof.

	Group	
	2006	2005
	HK$'000	*HK$'000*
Current – PRC		
Hong Kong	**95**	165
Mainland China	**494,830**	200,060
Underprovision/(overprovision) in prior years	**130**	(23,765)
Current – Overseas	**1,486**	1,097
Underprovision in prior years	**4**	–
Deferred	**21,254**	(2,471)
Total tax charge for the year	**517,799**	175,086
Tax charge attributable to the discontinued operations	**347,976**	38,209
Tax charge attributable to continuing operations reported in the consolidated income statement	**169,823**	136,877
	517,799	175,086

6. Dividends

	2006	2005
	HK$'000	*HK$'000*
Interim – HK$0.10 (2005: HK$0.10) per ordinary share	**62,250**	62,250
Proposed final – HK$0.20 (2005: HK$0.20) per ordinary share	**124,500**	124,500
	186,750	186,750

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

7. Earnings per share attributable to shareholders of the company

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculations of the basic and diluted earnings per share amount for the years ended 31 December 2005 and 2006 are based on the following data:

Earnings:

The calculation of diluted earnings per share amounts for the year ended 31 December 2005 was based on the profit for the year attributable to shareholders of the Company, adjusted to reflect the effect of the convertible bonds issued by Yanjing Brewery, on the profit for the year attributable to shareholders of the Company assuming the exercise or conversion of all outstanding convertible bonds issued by Yanjing Brewery, and the weighted average number of ordinary shares in issue during the year. No such adjustment was made on the profit for the year attributable to shareholders of the Company for the year ended 31 December 2006 since the effect of the outstanding convertible bonds issued by Yanjing Brewery during the year had no diluting effect on the basic earnings per share for the year. The exercise of the outstanding share options of Beijing Development and Xteam, subsidiaries of the Company before Beijing Development became an associate of the Company, during the year ended 31 December 2006 did not have a diluting effect or had an anti-dilutive effect on the Group's basic earnings per share for that year. The exercise of the outstanding share options of the Company, Beijing Development and Xteam during the year ended 31 December 2005 did not have a diluting effect on the Group's basic earnings per share for that year.

	For the year ended 31 December 2005	
	Profit for the year *HK$'000*	Profit from continuing operations *HK$'000* (Restated)
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation	570,422	469,999
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	4,526	4,526
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	(12,466)	(12,466)
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	562,482	462,059

Number of ordinary shares:

The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at nil consideration on the deemed exercise of all options into shares.

	2006	2005
Weighted average number of ordinary shares in issue during the year used in basic earnings per share calculation	**622,500,000**	622,500,000
Effect of dilution of share options – weighted average number of ordinary shares	**2,704,167**	–
Weighted average number of ordinary shares in issue during the year used in diluted earnings per share calculation	**625,204,167**	622,500,000

8. Trade and bills receivables

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aging analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables.

An aged analysis of the Group's trade and bills receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Within one year	**439,738**	769,933
One to two years	**8,485**	112,168
Two to three years	**5,139**	66,728
Over three years	**4,951**	13,082
	458,313	961,911
Less: Portion classified as current assets	**(458,313)**	(928,709)
Non-current portion	**–**	33,202

9. Trade and bills payables

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2006	2005
	HK$'000	*HK$'000*
Within one year	**709,773**	1,120,017
One to two years	**15,451**	25,677
Two to three years	**1,948**	7,313
Over three years	**6,443**	12,548
	733,615	1,165,555

10. Event after the balance sheet date

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law ("the New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

11. Comparative amounts

Owing to the disposal of the Group's interests in Wangfujing Department Stores during the year, the Group's retail operations and property construction and development operations were discontinued. Accordingly, the comparative amounts for the consolidated income statement have been restated to conform to the current year's presentation.

DIVIDENDS

The Directors of the Company recommended the payment of a final dividend of HK20 cents per share for the year ended 31 December 2006 payable to shareholders whose names appear on the register of members of the Company on Thursday, 21 June 2007. Subject to the approval of shareholders at the forthcoming annual general meeting, the final dividend will be paid on or around Wednesday, 18 July 2007.

Business Review

Infrastructure and public utilities

The traffic volume of Beijing Capital Airport Expressway ("Airport Expressway") achieved a new record high of 50.96 million vehicles in 2006, average daily traffic flow of the year 2006 reached 140,000 vehicles which exceeded the designed capacity of 135,000 vehicles. If there is no expansion of Airport Expressway and increase of lanes using auto pass card (速通卡), growth of traffic volume will be constrained. The Northern Extension of the Airport Expressway (機場北線) is under trial run while its terms of operation are still pending for confirmation. In 2006, net profit attributable to the Group from Airport Expressway amounted to HK$208 million, almost the same as 2005. It was mainly due to the offset by a major overhaul and the write-off of the related fixed assets of amount over HK$56.80 million.

The traffic volume of Shenzhen Shiguan Road ("Shiguan Road") decreased by 2.6% to 9.80 million vehicles in 2006 when compared with 2005, which was mainly due to the continuous extension and completion of the road network in Baoan, Shenzhen as a result of the diversion of vehicles. In 2006, net profit attributable to the Group decreased by 8.44% to HK$19.09 million as compared with 2005.

In 2006, net profit attributable to the Group from water treatment concession increased 2.85% to approximately HK$132 million as compared with 2005. The cash return from this water treatment concession remained a major source of cash income of the Group.

Consumer Products

The sales volume of Beijing Yanjing Brewery Co., Limited ("Yanjing Brewery") increased from 3.13 million tons from 2005 to 3.57 million tons in 2006. The revenue also increased from HK$4.556 billion in 2005 to HK$5.477 billion in 2006. Currently, Yanjing Brewery has a market share of about 85% in Beijing and about 12% on nationwide basis. Net profit attributable to the Group of brewery operations decreased 22.89% to HK$103 million in 2006 when compared with 2005, which was mainly due to the dilution of the Group's interest in Beijing Yanjing Brewery Joint Stock Company Limited ("Beijing Yanjing") after the share reform of Beijing Yanjing of which the amount of HK$27 million has affected to the Group's attributable profit. Yanjing Brewery has successfully developed the premium beer market sector, the profit margin remained steady mainly due to the measures of effective cost control and adjusted products structure to enhance the revenue.

In addition, the cost of share reform of both Beijing Yanjing and its subsidiary Fujian Yanjing Huiquan Brewery Joint Stock Company Limited ("Yanjing Huiquan") offset against the gain due to investors fully conversion in shares of convertible bonds of Beijing Yanjing which generated an aggregate one-off net exceptional loss attributable to the Group of approximately HK$258 million.

Retail Services

In 2006, the revenue of Wangfujing Department Stores (Group) Company Limited ("Wangfujing Department Stores") continued to increase significantly by about 33.5% to HK$6.323 billion compared with 2005. Profit attributable to the Group before disposal was HK$97 million.

The Group entered into a conditional sale and purchase agreement on 31 March 2006 to dispose the Group's entire 50.13% controlling interests in Wangfujing Department Stores. The transaction was completed in December 2006, when the Group completely ceased the retail service business.

For tourism business, as operating strategies was changed in line with the Group, this sector is going to be withdrawn entirely. Longqingxia tourism is the only business remained in this sector and its profit for year 2006 was immaterial and has no substantial influence to the Group.

Technology Business

Beijing Development (Hong Kong) Limited is the Group's IT flagship. In 2006, its revenue increased 10.08% to HK$585 million compared with 2005. In 2006, net profit attributable to the Group was turnaround from loss to profit of approximately HK$6.74 million.

Ever Source Science & Technology Development Co., Limited ("Ever Source") engages in development and implementation of surface earth thermal energy. After five years development, surface earth thermal energy is widely used in building located in different geo-logical conditions and regions for various applications. At present, its products for surface earth thermal energy are under the protection of proprietary intellectual property rights and are standardised for production in large scale. Since 2005, Ever Source has been establishing regional energy service companies as franchised operations to promote the use of surface earth thermal energy as a top priority alternative energy resource in strategic way. Ever Source is transformed from project subcontractor to product supplier and technology service provider based on its integrated technology platform. As early stage of the adjustment of its operation model, the revenue of Ever Source was dropped. In 2005, net operating loss attributable to the Group by Ever Source amounted to approximately HK$30 million. Given the result of implementation as the strategy of using surface earth thermal energy as alternative energy was obvious, its business is expected to improve in the near future. In order to minimise the effect to the Group during the period of business adjustment, Ever Source has subcontracted the operation in 2006 and the Group no longer consolidated its operating results.

Financial Review

Revenue

Revenue of the Group's continuing operations were approximately HK$7.25 billion in 2006 which increased by 15.7% compared with HK$6.26 billion in 2005. The growth was mainly driven by strong increase in sales recorded from the brewery operations other than Beijing in PRC and commencement of new brewery operations in Hebei and Shenyang by Yanjing Brewery.

Cost of sales

Cost of sales of the Group's continuing operations were approximately HK$4.815 billion in 2006 which increased by 15.4% compared with HK$4.172 billion in 2005. Increase in cost of sales of the Group was in line with the increase in revenue.

Gross profit

Gross profit of the Group's continuing operations in 2006 amounted to HK$2.431 billion which increased by HK$340 million compared with HK$2.091 billion in 2005. Overall gross profit margin was 33.6%, representing a slight improve compared with 33.4% in 2005.

Selling and distribution costs

Selling and distribution costs of the Group's continuing operations in 2006 were approximately HK$835 million which increased by HK$182 million compared with HK$653 million in 2005. It was mainly due to the commencement of new brewery operations in Hebei and Shenyang and the expansion of production capacity in certain brewery operations other than Beijing in PRC by Yanjing Brewery.

Administrative expenses

Administrative expenses of the Group's continuing operations in 2006 amounted to HK$858 million, increased by HK$146 million comparing to HK$712 million in 2005. It was mainly due to the expansion of production capacity in certain brewery operations other than Beijing in PRC and establishment of new brewery operations in Hebei and Shenyang by Yanjing Brewery.

Finance costs

Finance costs of the Group's continuing operations for the year 2006 amounted to HK$104 million which decreased by 20.9% compared to HK$131 million in 2005, it was mainly due to the full repayment of the outstanding syndicated loan at the beginning of 2006.

Share of profits and losses of jointly-controlled entities and associates

The Group's share of profit of associates significantly increased by HK$40.55 million in 2006. It was mainly due to the exceptional gain from disposal of land by BMEI Co., Ltd. (北京機電院高技術股份有限公司). In addition, share of profit of jointly-controlled entities amounted to HK$0.69 million in 2006 which represented a turnaround from loss to profit as compared with the last year.

Tax

Tax expenditure of the Group's continuing operations rose from HK$137 million in 2005 to HK$170 million in 2006 which increased by 24.1%. After deducting non-taxable items of exceptional gains and losses, effective income tax rate of the Group slightly decreased from 22.4% in 2005 to 21.5% in 2006.

Net exceptional losses

During the year, the subsidiaries of the Group, Beijing Yanjing and Yanjing Huiquan, completed their share reform plans. The Group shared compensation to the A shares shareholders in the PRC of the aforementioned subsidiaries directly or indirectly resulting in a one-off exceptional loss of HK$486 million. At the same time, a one-off exceptional gain of HK$141 million was also recorded after investors had fully exercised the convertible bonds of Beijing Yanjing. After offset by the above two factors, the net loss attributable to the Group was approximately HK$258 million. In addition, the Group has completed the sale of equity interests in Wangfujing Department Stores at the end of the year and derived an exceptional gain of HK$142 million. The Group also made a one-off provision of HK$173 million for Siemens Communication Networks Ltd., Beijing, certain goodwill and receivables. In conclusion of the above, the Group had a total net exceptional loss of HK$289 million in 2006.

Profit for the year

As a result of the above factors, net profit for the year of the Group dropped significantly by HK$106 million from HK$715 million in 2005 to HK$608 million in 2006, representing a decrease of 14.9%.

Liquidity and Capital Resources

Up till now, the Company's working capital was mainly derived from cash of the Group's brewery, toll roads and water treatment operations as well as bank borrowings.

As at 31 December 2006, net current assets of the Group was HK$29.09 billion. Current assets mainly comprised cash, trade and bills receivables, inventories and other receivables. The Group's ratio of provision for bad debts of trade and bills receivables and inventories were extremely low in the past, which represents the strong cash-generating ability of its assets. Current liabilities mainly comprised trade and bills payables, other payables and short-term loans. The Group's trade and bills receivables, other receivables, trade and bills payables and other payables are mainly denominated in Renminbi. Due to the gradual and steady appreciation in Renminbi against Hong Kong dollars, the Group will record exchange gains when translate the net assets of subsidiaries.

Cash and Cashflow

Currently, the Group's beers operation, toll roads and water treatment business generate large amount of cash flow annually. Disposal of non-core assets in 2006 also brought us a cash flow of over HK$1.0 billion.

The Group mainly uses its cash for purchasing additional production facilities and equipment for its brewery operation, repayment of loans and general working capital expenditure. As refer to the consolidated cashflow statement, cash and cash equivalents of the Company amounted to HK$2.77 billion as at 31 December 2006.

With solid and strong business backgrounds with stable operations, the Group is granted over HK$500 million banking facilities from related banks for working capital to support any ad-hoc operational needs.

For the year 2006, the Group has utilised an aggregate sum of HK$1.52 billion for investment in additional production facilities and equipments. In 2006, the Group paid back net bank and other borrowings an aggregate sum of approximately HK$640 million.

Debts

As at 31 December 2006, the Group's outstanding bank and other borrowing was HK$1.901 billion, decreased significantly by HK$977 million compared with 2005. Outstanding amount with repayment terms less than one year amounts to HK$1.3 billion. Renminbi denominated loans are equivalent to HK$1.66 billion while the remaining loans are Hong Kong dollars denominated. As over 90% of the Group's income is settled by Renminbi, therefore, Renminbi denominated loans will not be exposed to exchange risk.

Capital Expenses and Contingent Liabilities

As at 31 December 2006, the Group's committed capital expenditure amounted to HK$222 million, contingent liabilities amounted to HK$418 million.

PROSPECTS AND STRATEGIES

The Group has completed the disposal of controlling interests in Wangfujing Department Stores, the business and assets structure has become more simple and clear as compared with before. In the future, the Group will put emphasis on investing and operating of infrastructure and public utilities, with consumer products business which mainly on beer operation as side segment, aiming to become a limited conglomerate corporation focus on urban utilities and infrastructure business.

EMPLOYEES

At the year end date, the Group employed approximately 28,600 employees for its principal business. The Group ensures that the level of remuneration for its employees is competitive in the market. The Group has adopted employee share options incentive plan, and granted share options to the key senior management staff. All staff in the group are entitled to statutory pension plans i.e. MPF in Hong Kong and Social Welfare Fund in the PRC.

COMPLIANCE WITH THE "CODE ON CORPORATE GOVERNANCE PRACTICES"

Save as disclosed below, the directors believe that the Company complied with the code provisions (the "Code Provisions") as set out in Appendix 14 "Code on Corporate Governance Practices" to the Listing Rules for the year ended 31 December 2006.

Code Provision A.1.1

Code Provision A.1.1 stipulates that members of the Board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals and such regular board meetings will normally involve the active participation, either in person or through other electronic means of communication.

Three board meetings were held during the year and not on a regular basis. Directors consider it is more efficient to hold board meetings to address emerging issues as appropriate. Sufficient measures will be taken to ensure that the Company's corporate governance practices are no less exacting than those in this Code.

Code Provision A.4.1

The non-executive directors of the Company are not appointed for specific terms, which deviates from the requirement of Code Provision A.4.1. However, in view of the fact that non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association, the Company considers that there are sufficient measures to ensure that the corporate governance standard of the Company is not less exacting than that of the Code Provisions.

COMPLIANCE WITH THE "MODEL CODE"

The Company has adopted Appendix 10 "Model Code" to the Listing Rules to govern securities transactions by the directors. After having made specific enquiry to all directors, all directors confirm that they complied with the "Model Code" during the year ended 31 December 2006.

AUDIT COMMITTEE

The Audit Committee comprises three Independent Non-executive Directors of the Company Dr. Lee Tung Hai, Leo (the Chairman of the Committee), Mr. Wang Xian Zhang and Mr. Wu Jiesi. The Audit Committee is primarily responsible for reviewing and providing supervision over the financial reporting procedure and internal controls of the Company. The annual results have been reviewed by the Audit Committee of the Company.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 15 June 2007 to Thursday, 21 June 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to qualify for entitlement to the proposed final dividend and for attending the forthcoming annual general meeting of the Company to be held on Thursday, 21 June 2007, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Thursday, 14 June 2007.

PURCHASE, SALE AND REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF THE FINAL RESULTS AND ANNUAL REPORT

This results announcement is published on the Company's website (www.behl.com.hk) and the website of the Stock Exchange (www.hkex.com.hk). The annual report and the notice of annual general meeting will be sent to all shareholders and will be published on the websites of the Company and the Stock Exchange in due course.

Executive Directors:

Yi Xi Qun; Zhang Hong Hai; Li Fu Cheng; Bai Jin Rong; Liu Kai; Guo Pu Jin; Zhou Si; E Meng; Zhao Chang Shan and Lei Zhen Gang.

Independent Non-Executive Directors:

Lau Hon Chuen, Ambrose; Lee Tung Hai, Leo; Wang Xian Zhang; Wu Jiesi; Robert A. Theleen

On behalf of the Board
Yi Xi Qun
Chairman

Hong Kong, 3 April 2007

Please also refer to the published version of this announcement in South China Morning Post.

Investor

Investment Service Centre

Listed Companies Information

BEIJING ENT<00392> - Suspension of Trading

At the request of Beijing Enterprises Holdings Limited, trading in its shares has been suspended with effect from 10:00 a.m. today (4/4/2007) pending the release of announcement of the very substantial acquisition.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(STOCK CODE: 392)

VERY SUBSTANTIAL ACQUISITION (INCLUDING THE ISSUE OF NEW SHARES) CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS AND RESUMPTION OF TRADING

Financial Adviser to the Company

CICC

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders of the Company

CLSA

CLSA Equity Capital Markets Limited

VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTION

On 10 April 2007, the Company, the Vendor and other parties entered into the Sale and Purchase Agreement pursuant to which the Company agreed to purchase the entire issued share capital of the Target Company for a total consideration of HK$11,600,000,000, which is payable as to HK$4,000,100,000 in cash and as to the balance by way of issuance of the Consideration Shares. According to Rule 14.08 of the Listing Rules, the Acquisition constitutes a very substantial acquisition and also a connected transaction of the Company for the reasons set out in the paragraph headed "Connected transactions and continuing connected transactions" below. According to Rules 14.49 and 14A.18 of the Listing Rules, the Acquisition, including the issue and allotment of the Consideration Shares, is subject to the approval of the Independent Shareholders and BEIL (and its associate(s)) will abstain from voting at the Extraordinary Shareholders' Meeting.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

The Group has already entered into or will enter into several agreements with Beijing Enterprises Group and its associates. Beijing Enterprises Group will become a connected person of the Company upon Completion and thus such agreements will constitute connected transactions or continuing connected transactions (as the case may be) of the Company. As the annual aggregate amount for certain continuing connected transactions is expected to exceed 0.1% of the Relevant Ratio or HK$1 million in absolute terms but is expected to be less than 2.5% of the Relevant Ratio, such continuing connected transactions are subject to reporting and announcement requirements under Chapter 14A of the Listing Rules. Such transactions are disclosed in this announcement so as to comply with the announcement requirement.

A circular containing, amongst other things, further details of the Acquisition, other disclosures in connection with the Acquisition required pursuant to the Listing Rules, the recommendation from the independent board committee of the Company to the Independent Shareholders, the recommendation from the independent financial adviser to the independent board committee of the Company and the notice of the Extraordinary Shareholders' Meeting will be despatched to the Shareholders as soon as practicable in accordance with the Listing Rules.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 10:00 a.m. on 4 April 2007 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 11 April 2007.

INTRODUCTION

On 10 April 2007, the Company, the Vendor and other parties entered into the Sale and Purchase Agreement. Details of the Sale and Purchase Agreement are set out below:

THE SALE AND PURCHASE AGREEMENT

Date: 10 April 2007

Parties:

Purchaser: the Company

Vendor: the Vendor

SHAREHOLDING STRUCTURE OF THE COMPANY AND THE TARGET GROUP

The following is the simplified shareholding structure chart of the Company as at the date of this announcement:



Beijing Municipal Government (Note 1)
Beijing Holdings (Note 1)
Beijing Holdings (BVI) (Note 2)
Other institutions subordinated to the Beijing Municipal Government
72.72%
27.28%
BEIL (Note 2)
Public Investors
52.05%
47.95%
The Company

The following is the simplified shareholding structure chart of the Target Group as at the date of this announcement:



Beijing Municipal Government
Beijing Enterprises Group
100%
100%
Beiran Enterprises Ltd.
The Vendor
100%
Target Company
100%
Gas Group
Subsidiaries and affiliates of Gas Group

The following is the simplified shareholding structure chart of the Company and the Target Group immediately after Completion:



Beijing Municipal Government (Notes 1 and 3)
Beijing Enterprises Group (Note 3)
100%
100%
100%
Beiran Enterprises Ltd.
The Vendor (Note 2)
Beijing Holdings (Note 1)
100%
Beijing Holdings (BVI)
Other institutions subordinated to Beijing Municipal Government
72.72%
27.28%
BEIL (Notes 2 and 3)
Public Investors
39.78%
31.34%
28.88%
The Company
100%
Target Company
100%
Gas Group
Subsidiaries and affiliates of Gas Group

Notes:

(1) The entire issued share capital of Beijing Holdings is held by certain individuals on behalf of the Beijing Municipal Government. To the knowledge of the Directors, the entire issued share capital of Beijing Holdings will be transferred to Beijing Enterprises Group at the same time as, or immediately after, Completion (as part of the Transfers), as a result of which Beijing Holdings will become a wholly-owned subsidiary of Beijing Enterprises Group. Beijing Enterprises Group is a State-owned enterprise and its entire shareholding is in turn controlled by the Beijing Municipal Government.

- there will be no material changes in inflation rates, interest rates or foreign currency exchange rates from those prevailing as of the date of this announcement; and
- the Target Group's operations will not be adversely affected or interrupted by any force majeure events or unforeseeable factors or any unforeseeable reasons that are beyond the control of its management, including but not limited to the occurrence of natural disasters, epidemics or serious accidents, labor shortages and disputes. In addition, the Group will be able to recruit enough employees to meet its operating requirements during the forecast period.

Key Performance Indicators

Set out in the table below are the key operating figures of the natural gas distribution business for Gas Group between 2004 and 2006:

	As at 31 December,		
	2004 (units)	2005 (units)	2006 (units)
Residential users	2,527,568	2,865,767	3,191,034
Commercial users	14,889	16,309	19,229
Industrial users	167	165	190
Heating and cooling users	3,941	4,417	5,089
Heat-electricity co-generation users	0	1	2

As at 31 December 2006, the combined owner's equity value of the Target Group was about RMB9,016 million. For the years ended 31 December 2004, 2005 and 2006, the combined profit before tax of the Target Group was about RMB612 million, RMB707 million and RMB549 million, respectively. The combined profit for the year attributable to the shareholder of the Target Company for the years ended 31 December 2004, 2005 and 2006 was about RMB492 million, RMB564 million and RMB480 million, respectively, while turnover was about RMB4,258 million, RMB5,089 million and RMB6,010 million, respectively, for the same three years.

Hua You Company

In order to fulfill the demand for natural gas from the economic and social development in Beijing, PetroChina and the Beijing Municipal Government established Beijing Natural Gas Transmission Company on 12 July 1991. Beijing Natural Gas Transmission Company was mainly engaged in the construction, operation and management of the Shaanxi-Beijing Gas Transmission Pipeline. PetroChina and the Beijing Municipal Government held 60% and 40% of equity interests in that company respectively. In May 2001, Beijing Natural Gas Transmission Company was transformed into Hua You Company. In March 2002, Original Gas Group obtained the 40% equity interest in Hua You Company previously held by the Beijing Municipal Government, and such equity interest was succeeded by Gas Group pursuant to the Division.

The natural gas transmission and dispatch facilities now owned by Hua You Company mainly include Nos. 1 and 2 Shaanxi-Beijing Gas Transmission Pipeline (with a designed maximum annual transmission capability of 15.3 billion cubic metres in total), 4 underground storage reservoirs (with a designed working volume of 2.357 billion cubic metres in total), and numerous gas supply stations, valve rooms, pressure compression stations and dispatch centres.

INFORMATION ON THE VENDOR, BEIJING ENTERPRISES GROUP AND BEIRAN ENTERPRISES LTD.

The Vendor is an oversea company established by Beijing Enterprises Group in November 2006 with the approval of the Ministry of Commerce in the PRC and its principal business is the holding of the entire issued share capital of the Target Company. The Vendor's ultimate beneficial owner, Beijing Enterprises Group, is a limited liability company wholly owned by the State and was incorporated in Beijing on 18 January 2005. Beijing Enterprises Group's entire equity interest is controlled by the Beijing Municipal Government and its principal businesses are investment holding and investment management.

Beiran Enterprises Ltd. was the entity subsisting upon the division of Original Gas Group. The date of change in its registration is 27 October 2006. Its registered capital is RMB1,000,000,000. Beiran Enterprises Ltd. is a wholly-owned subsidiary of Beijing Enterprises Group. Its principal businesses are supplying and sale of compressed natural gas and LPG, manufacturing, processing and sale of gas equipment and tools, construction of gas pipelines, installation of equipment, planning and design of municipal gas and heating projects, engineering survey, technology services for gas and heating, production of coke, sale of raw chemical materials and property management.

INFORMATION ON THE GROUP

The Group is principally engaged in public utilities, infrastructure projects, investment holding and investment management.

REASONS FOR AND BENEFITS OF THE ACQUISITION

Through the Acquisition, the Company will acquire the entire issued share capital of the Target Company, which is the sole registered owner of the Gas Group.

Development of the Natural Gas Businesses in Beijing

Beijing is the capital of China. It is also one of the largest and most rapidly growing metropolitans in the PRC. The major energy source of Beijing is coal. The massive utilization of coal has resulted in severe air pollution in Beijing. In order to improve the air quality in the urban area, Beijing Municipal Government has devoted efforts in introducing natural gas as an alternative energy source. From 1998 until now, Beijing Municipal Government has published numerous measures to reduce air pollution, which expressly endorse the active promotion of natural gas and other clean energy sources to accelerate the improvement of air quality.

With the acceleration of urbanization in Beijing, urban renewal and the increase in new constructions (according to the statistical figures of Beijing Statistics Year Book published by Beijing Statistics Bureau, newly constructed gross floor area in Beijing increased from 23,580,000 sq.m. in 2000 to 46,790,000 sq.m. in 2005), as well as the growth in the population of Beijing (according to the statistical figures of Beijing Statistics Year Book, the population of Beijing grew from 13,636,000 in 2000 to 15,380,000 in 2005), the utilization of natural gas also increased significantly. Set out below is a table of the annual purchase volume of natural gas, number of users and length of natural gas pipelines in Beijing between 1998 and 2005:

Item	1998	1999	2000	2001	2002	2003	2004	2005
Annual purchase volume (billion cubic metres per annum)	0.326	0.648	0.957	1.674	1.800	2.385	2.553	3.174
Number of ultimate end users (1,000)	820	1,050	1,350	1,720	1,930	2,300	2,590	3,060
Length of pipelines (km)	2,181	3,277	4,231	5,528	5,743	6,773	6,906	7,124

Source: China Urban Construction Statistics Yearbook published by the General Financial Division, Ministry of Construction, the PRC

With 2008 Olympics scheduled to be held in Beijing, Beijing is positioning itself as the Resident-Friendly City and is accelerating the implementation of the strategy of construction of new urban and rural areas. Hence, the Directors are of the opinion that the development of the gas market in Beijing will continue to be rapid. It is expected that by 2008, the proportion of clean energy in Beijing will increase substantially. Total consumption of natural gas will reach over five billion cubic metres per annum. By 2010, it is expected to reach over six billion cubic metres per annum. According to the Overall Urban Planning of Beijing (2004-2020), the aggregate natural gas consumption will be about 11-12 billion cubic metres per annum. By 2020, the urban areas will be supplied with piped gas, with major suburban towns enjoying priority in adopting the supply of piped gas.

- **Add new driving force for growth**

  In recent years, the business of the Target Group has grown rapidly. Its total turnover increased from approximately RMB4,258 million in 2004 to approximately RMB6,010 million in 2006. The turnover increase rate amounted to 18.8% on average per annum. Due to the opportunities arising from the 2008 Olympics, there will be continuous development of municipal construction in Beijing for the coming few years. At the same time, in order to improve the quality of the environment in the capital, substantially reduce air pollution and provide strong assurance for the success of the 2008 Olympics, the Beijing Municipal Government has devoted much efforts to promote the use of clean energy. This has created favourable conditions for the development of the Gas Group's business. The Directors believe that the gas business in Beijing will maintain a steady growth rate. The Acquisition will allow the Company to benefit from the rapid development of Beijing, from which a new driving force for growth will be derived.

  Moreover, city gas industry in the PRC is in the stage of rapid growth. Through the Acquisition and given the rich experience of Gas Group in the management of city gas business and its considerable influence in the industry, the Company will have the opportunity to tap into piped gas market in other cities and further its growth in gas businesses.

- **Boost financial performance and enhance funding capability**

  The Board believes that the business of Gas Group has good profitability and prospects for growth. The Board also believes that the Acquisition will enhance the growth in profit and income of the Company which will in turn increase the level of earnings per Share, enhance Shareholders' value and bring greater return to Shareholders. The business of Gas Group has sound cash flows and relatively low gearing ratios. This will also improve the credit ratings of the Company, reduce its finance costs and consolidate the funding capability of the Company.

The Directors believe the terms of the Acquisition (including the issuance of the Consideration Shares) as set out in this announcement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

At the same time as or immediately after Completion, the Transfers will be completed, as a result of which Beijing Holdings will become a wholly-owned subsidiary of Beijing Enterprises Group and the Vendor will become the controlling shareholder of BEIL. As BEIL is a substantial shareholder of the Company, Beijing Enterprises Group will, by virtue of its shareholding interest in the Vendor and BEIL, become a substantial shareholder of the Company. Accordingly, Beijing Enterprises Group will become a connected person of the Company. The associates of Beijing Enterprises Group (including the Vendor, Beijing Holdings, Beiran Enterprises Ltd. and the enterprises controlled by Beiran Enterprises Ltd.) will also become connected persons of the Company.

Because the Transfers will be conducted at the same time as or immediately after Completion, and the Vendor will become a connected person of the Company following the Transfers, the Acquisition is regarded as a connected transaction for the Company at Completion.

The Group has also entered into several agreements with Beijing Enterprises Group and its associates (except the Deed of Indemnity described as Category 1.2 below which will only be entered into upon Completion). Under Chapter 14A of the Listing Rules, the transactions under such agreements constitute connected transactions or continuing connected transactions (as the case may be) of the Company. The following are the summaries, historical figures (if any) and the projected future transaction figures of such transactions for the three years ending 31 December 2007, 2008 and 2009 (if applicable).

Connected Transactions

1. Indemnities

1.1 Under the Sale and Purchase Agreement, Beijing Enterprises Group has given an unconditional and irrevocable guarantee to Gas Group for the purpose of securing the due and punctual performance and observance by the Vendor of all its respective obligations, undertakings and indemnities under or pursuant to the Sale and Purchase Agreement and has agreed to indemnify Gas Group against all losses, damages, costs and expenses (including legal costs and expenses) which the Company and Gas Group may suffer as a result of or in connection with any breach by the Vendor of such obligations, commitment, undertakings, warranty, and indemnity or covenant.

1.2 Upon Completion, Beijing Enterprises Group, the Vendor, Gas Group and the Target Company will execute a Deed of Indemnity ("Deed of Indemnity"). Pursuant to the Deed of Indemnity, the Vendor and Beijing Enterprises Group will warrant and undertake jointly and severally to Gas Group to indemnify members of Gas Group and to keep them indemnified against (including the following events):

- all losses suffered by members of the Target Group as a result of or in connection with any party's (except the Company's and Gas Group's) failure to fully perform and observe all clauses of the Sale and Purchase Agreement and the Division Agreement, or any inaccurate representations, warranties and undertakings given by the Vendor, Beijing Enterprises Group, Gas Group and/or Beiran Enterprises Ltd. under the Sale and Purchase Agreement on the date of the Deed of Indemnity or upon Completion:
- any compensation, indemnity or amount paid by members of the Target Group to any third party as a result of or in connection with any action taken, allowed or caused to be taken (except for those actions that are conducted in the ordinary and usual course of business on normal commercial terms) or not taken by the members of the Target Group prior to Completion;
- all costs and expenses (including legal costs and expenses) and all losses which the Target Group may suffer as a result of or in connection with any guarantee provided by the Target Group for any loans borrowed by Gas Group or its associates;
- all damages, costs and expenses payable to the Company by Gas Group (including legal costs and expenses) and/or all losses and liabilities incurred by Gas Group as a result of the execution of the Sale and Purchase Agreement and/or the giving of any warranty, representation and undertaking by Gas Group (whether or not such damages, costs, expenses, losses and liabilities have been determined by any competent courts, arbitration awards or settlement); and
- tax liabilities of members of the Target Group (including any tax liabilities arising from any revenue, profit or income earned, accumulated or collected, upon or prior to Completion, or any tax event that happened upon or prior to Completion).

Reasons for and the benefits of the transactions: the foregoing transactions are entered into for the benefit of and in the interest of the Target Group.

2. Non-competition undertakings

2.1 Under the Sale and Purchase Agreement, the Vendor and Beijing Holdings has each given the following non-competition undertakings to the Company (on behalf of itself or as trustee of members of the Target Group):

- for the period of three years after Completion, it will not, within any country or place in which any member of the Target Group has carried on business during the year preceding the date of the Sale and Purchase Agreement, either on its own account or in conjunction with or on behalf of any person, firm or company, carry on or be engaged, concerned or interested, directly or indirectly, in carrying on any business carried on by any member of the Target Group or in which any member of the Target Group is interested in within such preceding year (other than as a holder of not more than 5 per cent of the issued shares or debentures of any company listed on a recognized stock exchange);
- for the period of three years after Completion, it will not either on its own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away or attempt to solicit or entice away from any member of the Target Group persons who were, at any time within the year preceding the date of the Sale and Purchase Agreement, a customer, identified prospective customer, representative, agent, or correspondent of any member of the Target Group or in the habit of dealing with any member of the Target Group;

- if Beijing Enterprises Group wishes to transfer the Entrustment Shareholding held by it to any third party, Gas Group has an absolute pre-emptive right in respect of the same. However the exercise of the pre-emptive right by Gas Group shall comply with the relevant laws and regulations and the provisions of the articles of association of Tangshan Gas.

TCI has confirmed in writing that it knows that Gas Group is entrusted by Beijing Enterprises Group to execute the Joint Venture Agreement on behalf of Beijing Enterprises Group. and all rights and obligations of Gas Group under the Joint Venture Agreement will be assumed by Beijing Enterprises Group.

The Company has been advised by PRC legal advisers that the abovementioned entrustment investment arrangements are not restricted nor prohibited under PRC law. The substance and form of the Joint Venture Agreement and the Entrustment Investment Agreement are not in contravention of any restrictive or prohibitive regulations under PRC law and are binding on the signing parties. The observance of the agreements is not subject to any limitation under law. The obligations of Gas Group under the agreements do not conflict with its obligations under other contracts and legal documents.

Reasons for and the benefits of the transaction: As there is insufficient information to show whether Tangshan Gas is suitable for the Company to invest in, the rights and obligations of Gas Group under the Joint Venture Agreement are currently assumed by Beijing Enterprises Group. Once the potential profitability of Tangshan Gas has been ascertained and various risk factors have been fully evaluated, the Company may consider acquiring the interests of Beijing Enterprises Group in Tangshan Gas at a fair price. In the event the Company decides to acquire the project, it will comply with the relevant provisions of the Listing Rules.

Considering the fact that the business of Tangshan Gas is conducted in Tangshan outside the operational territory of the Group and the Target Group, the Directors are of the opinion that Tangshan Gas will not be a competitor of the Group and the Target Group.

Continuing Connected Transactions

5. ***Engineering services***

Prior to Division, the Target Group and Beijing Enterprises Group have always been providing engineering services to each other, and such engineering services will continue after Completion. To regulate such business relationship, the Company entered into the Engineering Services Framework Agreement with Beijing Enterprises Group on 10 April 2007, pursuant to which:

- Beijing Enterprises Group and its associates may provide various engineering services to the Group, including but not limited to project planning, design and various evaluation and appraisal services, engineering survey and geological exploration services, construction, equipment installation, maintenance and examination services, gas pipeline conjoining engineering services, engineering supervision services, technical consultation services and other engineering services; and
- the Group may provide to Beijing Enterprises Group and its associates various engineering services, including but not limited to entrusted engineering construction services, engineering survey services, technical consultation services and other engineering services.

The transactions under the Engineering Services Framework Agreement will be conducted on normal commercial terms and conditions which shall not be less favourable than those offered by Independent Third Parties and priced in accordance with the following pricing principles:

(i) price prescribed by the PRC Government;

(ii) where there is no government-prescribed price but there is a government guidance price, at a price not higher than the guidance price set by the PRC Government;

(iii) where there is neither a government-prescribed price nor a government guidance price, the market price; and

(iv) where none of the above is applicable, the price will be agreed between the relevant parties based on the cost plus a margin of up to 10% of the cost.

The conditions precedent of the Engineering Services Framework Agreement are: (1) the Acquisition is approved by the Shareholders as required by the Listing Rules, (2) compliance with the Listing Rules' provisions on connected transactions and (3) if applicable, the agreement is approved by the Independent Shareholders as required by the Listing Rules. The term of the agreement will commence on the date the above condition precedents are satisfied, and will expire on 31 December 2009, but may be renewed upon agreement provided that the requirements of the Listing Rules in relation to connected transactions are complied with.

Both parties and their respective subsidiaries or associates have the option to retain Independent Third Parties for, or provide Independent Third Parties with, engineering services (subject to the circumstances). The schedule, location, specification, standard, manner, examination, pricing and payment of fees regarding the provision of engineering services under the Engineering Services Framework Agreement will be agreed separately by both parties or their subsidiaries or associates based on normal commercial terms and in accordance with the provisions of the agreement. The parties may enter into detailed engineering services provision agreements, subject to the provisions of the agreement and the relevant laws and regulations (including but not limited to the Listing Rules).

Historical transaction figures

The expenditure of the Target Group for retaining engineering services provided by Beijing Enterprises Group and its associates was approximately RMB113,423,000, RMB149,276,000 and RMB81,502,000, respectively, for the three years ended 31 December 2004, 2005 and 2006. For the corresponding period, the revenue of the Target Group from providing engineering services to Beijing Enterprises Group and its associates was approximately RMB4,701,000, RMB3,304,000 and RMB7,179,000, respectively.

Forecast future transaction figures

Based on historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's expenditure for retaining engineering services provided by Beijing Enterprises Group and its associates will be RMB170,880,000, RMB219,230,000 and RMB208,360,000, respectively, for the three years ending 31 December 2007, 2008 and 2009, and the future amounts of revenue from providing engineering services to Beijing Enterprises Group and its associates will be approximately RMB50,523,000, RMB22,173,000 and RMB7,885,000, respectively, for the corresponding period.

The foregoing transaction figures are determined after taking into consideration:

- the three years historical transaction figures as of 31 December 2006;
- the estimates for engineering services for 2007 as determined in the comprehensive plan of Gas Group for 2007;
- the estimated scale of engineering for the years of 2008 and 2009;
- the relevant development plan of Gas Group for the eleventh five-year period; and
- the increase in engineering costs arising from the adjustment of policies in the coming few years, surge of costs of raw materials and increase in personnel costs.

Historical transaction figures

The revenue of the Target Group from selling gas and gas products to Beijing Enterprises Group and its associates for the three years ended 31 December 2004, 2005 and 2006 was approximately RMB28,539,000, RMB80,793,000 and RMB91,100,000, respectively.

Forecast future transaction figures

Based on historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's revenue from selling gas and gas products to Beijing Enterprises Group and its associates for the three years ending 31 December 2007, 2008 and 2009 will be approximately RMB144,652,000, RMB222,977,000 and RMB222,992,000, respectively.

The foregoing transaction figures are determined after taking into consideration:

- the three years historical transaction figures as of 31 December 2006; and
- the development plan of Gas Group for the eleventh five-year period.

8. ***Sale and purchase of goods***

Prior to the Division, the Target Group and Beijing Enterprises Group have been purchasing from each other and selling to each other, non-gas products, and such sale and purchase of non-gas products will continue after Completion. To regulate such business relationship, the Company entered into the Sale and Purchase of Goods Framework Agreement with Beijing Enterprises Group on 10 April 2007, pursuant to which:

- Beijing Enterprises Group and its associates may sell various goods to the Group, including but not limited to pipes, gas valves, gas equipment, various instrument and metres and spare parts, pipe fittings, and other gas-related equipment; and
- the Group may sell to Beijing Enterprises Group and its associates various goods, including but not limited to pipes, gas valves, gas equipment, various instrument and metres, pipe fittings, polyethylene pipes and polyethylene pipe fittings and other gas related equipment.

The transactions under the Sale and Purchase of Goods Framework Agreement will be conducted on normal commercial terms and conditions which shall not be less favourable than those offered to Independent Third Parties and priced in accordance with the following pricing principles:

(i) price prescribed by the PRC Government;

(ii) where there is no government-prescribed price but there is a government guidance price, at a price not higher than the guidance price set by the PRC Government;

(iii) where there is neither a government-prescribed price nor a government guidance price, the market price; and

(iv) where none of the above is applicable, the price will be agreed between the relevant parties based on the cost plus a margin of up to 10% of the cost.

The conditions precedent of the Sale and Purchase of Goods Framework Agreement are: (1) the Acquisition is approved by the Shareholders as required by the Listing Rules, (2) compliance with the Listing Rules' provisions on connected transactions and (3) if applicable, the agreement is approved by the Independent Shareholders as required by the Listing Rules. The term of the agreement will commence on the date the above conditions precedent are satisfied, and will expire on 31 December 2009, but may be renewed upon agreement provided that the requirements of the Listing Rules in relation to connected transactions are complied with.

Both parties and their subsidiaries or associates have the option to purchase from Independent Third Parties or sell to Independent Third Parties, goods (subject to the circumstances). The names of the goods, specification, standard, method of transportation, examination, pricing and payment of fees under the Sale and Purchase of Goods Framework Agreement will be agreed separately by both parties or their subsidiaries or associates based on normal commercial terms and in accordance with the provisions of the Sale and Purchase of Goods Framework Agreement. The parties may enter into detailed sale and purchase of goods agreements, subject to the provisions of the Sale and Purchase of Goods Framework Agreement and the relevant laws and regulations (including but not limited to the Listing Rules).

Historical transaction figures

The expenditure of the Target Group on goods purchased from Beijing Enterprises Group and its associates was approximately RMB67,471,000, RMB90,931,000 and RMB124,865,000, respectively, for the three years ended 31 December 2004, 2005 and 2006. For the corresponding period, the revenue of the Target Group for selling goods to Beijing Enterprises Group and its associates was approximately RMB10,771,000, RMB12,378,000 and RMB47,162,000, respectively.

Forecast future transaction figures

Based on the historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's expenditure for purchasing goods from Beijing Enterprises Group and its associates will be approximately RMB117,805,000, RMB85,170,000 and RMB76,830,000, respectively, for the three years ending 31 December 2007, 2008 and 2009, and the future amounts of revenue from selling goods to Beijing Enterprises Group and its associates will be approximately RMB32,360,000, RMB19,840,000 and RMB16,770,000, respectively, for the corresponding period.

The foregoing transactions figures are concluded after taking the following into consideration:

- the three years historical transaction figures as of 31 December 2006;
- the relevant development plan of Gas Group for the eleventh five-year period;
- the infrastructure, technology upgrade and future customer development plan of Gas Group;
- the change of raw materials and the surge of personnel costs for manufacturing in the future; and
- the operating costs and profit margin in the future.

9. ***Leases of properties***

9.1 Gas Group and its subsidiaries lease from Beiran Enterprises Ltd. certain buildings legally owned by Beiran Enterprises Ltd. Beiran Enterprises Ltd. and Gas Group entered into a Leasing Contract on 10 April 2007. There are eight buildings under the contract all of which are located in Beijing. The uses of such buildings are mainly offices and public utilities. The total floor area is 48,692.75 square metres. The term of the leases commences from 1 January 2007 and will expire on 31 December 2009. The contract provides that the rent should not be higher than the market rent for similar buildings at the time the contract is executed. The prevailing total rent under the Leasing Contract is RMB38,814,600 per annum. During the term of the contract, both parties may negotiate and adjust the rent of the buildings once every year. The price to be adjusted shall be the market price confirmed by the independent valuer recognized by both parties or not higher than the market price. If Gas Group and its subsidiaries terminate the use of certain buildings according to the provisions of the contract, the amount of total rent to be paid shall be reduced correspondingly according to the actual leasing time.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended from 10:00 a.m. on 4 April 2007 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 11 April 2007.

DEFINITIONS

Unless the context requires otherwise, the following words and phrases used in this announcement have the following meanings:

"Acquisition"	collectively all the transactions conducted by the Company pursuant to the Sale and Purchase Agreement for the acquisition of the entire issued share capital of the Target Company;
"associate"	has the meaning ascribed thereto under the Listing Rules;
"Beijing Enterprises Group"	*Beijing Enterprises Group Company Limited (北京控股集團有限公司), a limited liability company incorporated under the laws of the PRC;
"Beijing Holdings"	Beijing Holdings Limited (京泰實業(集團)有限公司), a company incorporated in Hong Kong with limited liability and a substantial shareholder of the Company;
"Beijing Holdings (BVI)"	Beijing Holdings (BVI) Limited, a limited liability company incorporated in the British Virgin Islands;
"BEIL"	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands;
"Beiran Enterprises Ltd."	*Beijing Beiran Enterprises Company Limited (北京北燃實業有限公司), a limited liability company established under the laws of the PRC, which is the entity subsisting upon the division of Original Gas Group;
"Board"	the board of Directors;
"Company"	Beijing Enterprises Holdings Limited (北京控股有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 392);
"Completion"	the completion of the Acquisition;
'connected person"	has the meaning ascribed thereto under the Listing Rules;
"connected transaction"	has the meaning ascribed thereto under the Listing Rules;
"Consideration Shares"	the 411,250,000 new Shares to be issued by the Company to the Vendor pursuant to the Sale and Purchase Agreement on Completion, which forms part of the consideration for the Acquisition;
"continuing connected transaction"	has the meaning ascribed thereto under the Listing Rules;
"controlling shareholder"	has the meaning ascribed thereto under the Listing Rules;
"Directors"	the directors of the Company;
"Division"	the division of Original Gas Group into two companies (namely, Gas Group and Beiran Enterprises Ltd.) as authorised by the relevant State authorities;
"Division Agreement"	the agreement entered into between Gas Group and Beiran Enterprises Ltd. on 15 November 2006 pursuant to which the parties agreed to the division of, and succession by, the parties of the assets, liabilities, business and personnel of Original Gas Group before the Division and the division of the rights, obligations and responsibilities between the parties after the Division;
"Division Resolutions"	the "Decision regarding the Division of Beijing Gas Group Company Limited" approved by Beijing Enterprises Group on 18 October 2006 and the "Supplemental Decision to the Decision regarding the Division of Beijing Gas Group Company Limited" approved by Beijing Enterprises Group, the shareholder of Original Gas Group, on 1 November 2006;
"Enlarged Group"	the Group as enlarged upon completion of the Sale and Purchase Agreement (including the Target Company and its subsidiaries);
"Extraordinary Shareholders' Meeting"	the extraordinary shareholders' meeting of the Company to be held for the purpose of considering and approving the Acquisition and the issuance of the Consideration Shares;
"Gas Group"	*Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司), a limited liability company established under the laws of the PRC;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Dollar" or "HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hua You Company"	*Beijing Hua You Natural Gas Company Limited (北京華油天然氣有限責任公司), a limited liability company established under the laws of the PRC which is an affiliated company of the Target Company;
"Independent Shareholders"	Shareholders other than any connected person with a material interest in the relevant transaction(s) and each of their respective associate(s) (for the purpose of the Extraordinary Shareholders' Meeting, Independent Shareholders shall not include BEIL and its associates who will abstain from voting at the Extraordinary Shareholders' Meeting);
"Independent Third Parties"	person(s) who by themselves and together with their respective ultimate beneficial owner(s) who are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, are independent of the Company and its connected persons;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Original Gas Group"	the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司), a limited liability company established under the laws of the PRC on 26 June 1999 as an entity wholly-owned by the State, which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division;
"People's Republic of China" or "PRC"	the People's Republic of China;
"PetroChina"	PetroChina Company Limited (中國石油天然氣股份有限公司), a company the shares of which are listed on the Main Board of the Stock Exchange and the New York Stock Exchange;
"Relevant Ratios"	any of the five ratios (other than the profits ratio) as set out in Rule 14.07 of the Listing Rules;
"Renminbi or RMB"	Renminbi, the lawful currency of the PRC;

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces that Mr. Zheng Wan He resigned of his own accord as an executive director of the Company effective on 5 January 2007. Mr. Zheng and the Company have confirmed that Mr. Zheng has no disagreement with the Board and there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to his resignation. The Board takes this opportunity to express their appreciation for Mr. Zheng's valuable contribution to the Company.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 5 January 2007

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive directors.

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

ANNOUNCEMENT OF RESULTS OF THE VOTING AT THE SHAREHOLDERS' MEETING OF BEIJING WANGFUJING DEPARTMENT STORE (GROUP) COMPANY LIMITED REGARDING THE REVISED SHARE REFORM PLAN

Reference is made to the announcements of the Company dated 6 July 2006 and 13 July 2006 (the "Announcements"). Terms used herein shall have the same meanings as defined in the Announcements unless otherwise specified.

The Company wishes to announce that a shareholders' meeting of Wangfujing was held on 29 November 2006 (the "Wangfujing Shareholders' Meeting"). In the Wangfujing Shareholders' Meeting, the Revised Share Reform Plan was approved.

By the Order of the Board
TAM Chun Fai
Company Secretary

Hong Kong, 30 November 2006

As at the date of this announcement, the executive Directors are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; the independent non-executive Directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 392)

北京發展(香港)有限公司
BEIJING DEVELOPMENT (HONG KONG) LIMITED
(incorporated in Hong Kong with limited liability)
(Stock Code: 154)

JOINT ANNOUNCEMENT

DISCLOSEABLE TRANSACTION INVOLVING PLACING OF EXISTING SHARES OF BEIJING DEVELOPMENT (HONG KONG) LIMITED BY BEIJING ENTERPRISES HOLDINGS LIMITED

AND

EXEMPT CONNECTED TRANSACTION INVOLVING TOP-UP SUBSCRIPTION OF NEW SHARES OF BEIJING DEVELOPMENT (HONG KONG) LIMITED BY BEIJING ENTERPRISES HOLDINGS LIMITED

AND

RESUMPTION OF TRADING OF BEIJING DEVELOPMENT (HONG KONG) LIMITED

PLACING AGENT

China Merchants Securities (HK) Co., Ltd.

On 30 November 2006, IFTL and the Company entered into the Placing and Subscription Agreement with the Placing Agent pursuant to which the Placing Agent agreed with IFTL to place up to a total of 98,000,000 existing Shares at the Placing Price of HK$1.10 per Placing Share to not less than six placees who will be third parties independent of the Group and its connected persons on a best effort basis.

Under the Placing and Subscription Agreement, IFTL agreed to subscribe for Subscription Shares, which are equal to the number of Placing Shares that it place under the Placing. The Subscription is conditional upon, among other things, (i) granting approval for the listing of, and permission to deal in, the Subscription Shares by the Listing Committee of the Stock Exchange; and (ii) the completion of the Placing. An application will be made to the Listing Committee of the Stock Exchange for granting approval for the listing of, and permission to deal in, the Subscription Shares.

The Placing Price represents (i) a discount of approximately 12.7% to the closing price of HK$1.26 per Share as quoted on the Stock Exchange on the Last Trading Day; and (ii) a discount of approximately 8.5% to the average of the closing prices of HK$1.202 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day.

The Placing Price was arrived at after arm's length negotiations between the Company, IFTL and the Placing Agent with reference to the closing price as shown above. The Directors (including the independent non-executive Directors) consider that the Placing Price and the terms of the Placing and Subscription Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Assuming full Placing, the Placing Shares represent approximately 19.84% of the existing issued share capital of the Company and the Subscription Shares represent approximately 16.55% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares.

The Subscription Shares are to be issued under the general mandate to allot, issue and deal with Shares granted to the Directors by the Shareholders by a resolution passed at the annual general meeting of the Company held on 23 May 2006.

Assuming all the 98,000,000 Placing Shares are successfully placed, the net proceeds of the Subscription will be approximately HK$105 million. The Group intends to use such net proceeds as its general working capital. As at the date of the announcement, the Group has no intention to use the net proceeds raised for any specific purpose and there is no negotiation in progress or agreement entered into by the Group, which triggers the disclosure obligation on the part of the Company pursuant to the Listing Rules.

The Placing of the existing Shares constitutes a discloseable transaction under Chapter 14 of the Listing Rules on the part of Beijing Enterprises as the relevant percentage ratio exceeds 5% but under 25%. A circular containing further details of the Placing and Subscription Agreement will be dispatched to the shareholders of Beijing Enterprises as soon as practicable and in accordance with the Listing Rules.

At the request of the Company, trading in the Shares has been suspended with effect from 9:33 a.m. on 30 November 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 1 December 2006.

PLACING AND SUBSCRIPTION AGREEMENT DATED 30 NOVEMBER 2006

Pursuant to the Placing and Subscription Agreement, the Placing Agent has agreed with IFTL to place up to a total of 98,000,000 existing Shares at the Placing Price on a best effort basis. On the next business day after the conditions of the Subscription have been fulfilled, the Company will allot and issue to IFTL the Subscription Shares, which is equal to the number of Placing Shares that IFTL place under the Placing, at the Subscription Price. Details of the Placing and the Subscription are set out below.

I. Placing

The Vendor

IFTL currently holds 275,675,000 Shares or approximately 55.81% of the existing issued share capital of the Company. The entire issued share capital of IFTL is wholly and beneficially owned by Beijing Enterprises, a company incorporated in Hong Kong and the issued shares of which are listed on the main board of the Stock Exchange.

The principal business activities of IFTL is investment holding. Beijing Enterprises is principally engaged in the business of infrastructure and utilities, consumer products, retail services and technology.

The Placing Agent

China Merchants Securities (HK) Co., Ltd. has been appointed to place the Placing Shares on a best effort basis and will receive a placing commission of 2.5% on the gross proceeds from the Placing. The placing commission was arrived at after arm's length negotiations between the Company and the Placing Agent. The Placing Agent and its ultimate beneficial owner(s) are third parties independent of the Group and its connected persons.

The Placees

The Placing Shares shall be placed to not less than six independent investors. The placees and their ultimate beneficial owners shall be third parties independent of the Group and its connected persons. The placees and their ultimate beneficial owners shall also be third parties independent of IFTL, Beijing Enterprises and their respective connected persons. The placees and their ultimate beneficial owners shall be independent of and not connected with other placees and their ultimate beneficial owners. No placees will become substantial Shareholders as a result of the Placing.

Number of Placing Shares

The number of Placing Shares shall be up to a total of 98,000,000 Shares. The Placing Shares represent approximately 19.84% of the existing issued share capital of the Company and approximately 16.55% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares assuming full placing of the Placing Shares.

Placing Price

The Placing Price of HK$1.10 per Placing Share represents:

(i) a discount of approximately 12.7% to the closing price of HK$1.26 per Share as quoted on the Stock Exchange on the Lasting Trading Day; and

(ii) a discount of approximately 8.5% to the average of the closing prices of HK$1.202 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day.

The Placing Price was arrived at after arm's length negotiations between the Company, IFTL and the Placing Agent with reference to the closing prices as shown above and the Board considers it fair and reasonable.

Rights

The Placing Shares will be sold free of any liens, charges, encumbrances and other third party rights and together with all rights attaching thereto as at 4 December 2006, including the rights to receive all dividends and distributions declared, made or paid after 4 December 2006.

Completion of the Placing

The Placing is unconditional. Completion of the Placing is expected to take place on 4 December 2006.

II. Subscription

The Issuer

The Company

The Subscriber

IFTL, which, as at the date of this announcement, is interested in 275,675,000 Shares, representing approximately 55.81% of the existing issued share capital of the Company. Assuming all the 98,000,000 Placing Shares are successfully placed, the total shareholding of IFTL will be reduced to 177,675,000 Shares, representing approximately 35.97% of the existing issued share capital of the Company before completion of the Subscription. The Subscription will then increase the total shareholding of IFTL to 275,675,000 Shares, representing approximately 46.57% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares.

Number of Subscription Shares

The number of Subscription Shares shall be equivalent to the number of Shares placed pursuant to the Placing. Assuming full placing of the Placing Shares, 98,000,000 Subscription Shares will be issued and will represent approximately 19.84% of the existing issued share capital of the Company and approximately 16.55% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares.

Subscription Price

The subscription price is HK$1.10 per Subscription Share, which is equivalent to the Placing Price. In line with the market practice, the Company will bear all costs and expenses of the Subscription and will reimburse IFTL all costs and expenses incurred by IFTL in respect of the Placing because it is the fund raising conducted by the Company. Based on the estimated expenses for the Placing and the Subscription, the net proceeds upon completion of the Subscription is estimated to be about HK$105 million, and the net subscription price is approximately HK$1.07 per Subscription Share.

Rights

The Subscription Shares, when allotted and issued, will rank equally in all respects among themselves and with the Shares in issue on the date of allotment and issue of the Subscription Shares.

Mandate to issue the Subscription Shares

The Subscription Shares are to be issued under the general mandate to allot, issue and deal with Shares granted to the Directors by the Shareholders by a resolution passed at the annual general meeting of the Company held on 23 May 2006. Under the said general mandate, up to 98,796,230 Shares, representing 20% of the issued Shares as at the date of the annual general meeting of the Company, may be issued by the Company. As at 23 May 2006, the date of the passing of the resolution to grant the general mandate to allot, issue and deal with Shares to the Directors by the Shareholders, the issued share capital of the Company was 493,981,150 Shares. As at the date of this announcement, the issued share capital of the Company is 493,981,150 Shares. As at the date of the announcement, the general mandate has not been utilized.

Conditions of the Subscription

The Subscription is conditional upon the following conditions having been fulfilled by 12 December 2006 (or such other date as may be agreed between the Company, IFTL and the Placing Agent):

(i) the completion of the Placing; and

(ii) the Listing Committee of the Stock Exchange granting the approval for the listing of, and permission to deal in, the Subscription Shares.

In the event that the conditions of the Subscription are not fulfilled in full by the date stipulated, neither the Company, IFTL nor the Placing Agent shall have any obligations and liabilities under the Subscription.

Completion of the Subscription

Completion of the Subscription will take place on the next business day after the conditions of the Subscription are fulfilled.

The Subscription must be completed on or before 14 December 2006, being 14 days from the date of the Placing and Subscription Agreement and is an exempt connected transaction on the part of the Company pursuant to Rule 14A.31(3) of the Listing Rules. If the Subscription is to be completed thereafter, it will constitute a connected transaction on the part of the Company under the Listing Rules and require compliance with all the relevant requirements under Chapter 14A of the Listing Rules, including but not limited to the issue of a separate announcement and approval of the independent Shareholders.

After the Placing and the Subscription, Beijing Enterprises' effective interests in the Company will be diluted to 46.57% and the Company will cease to be a subsidiary of Beijing Enterprises and become an associated company of Beijing Enterprises. As a result of such dilution and the Company ceasing to be a subsidiary of Beijing Enterprises upon completion of the Placing and the Subscription, it is estimated that a gain of approximately HK$11 million may be recorded by Beijing Enterprises for the year ending 31 December 2006, calculated based on the unaudited consolidated net assets value of the Company as at 30th June 2006 of approximately HK$418 million and Beijing Enterprises' dilution of effective interests in the Company.

Application for listing

Application will be made by the Company to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

CHANGES OF SHAREHOLDING STRUCTURE OF THE COMPANY

The changes of the shareholding of the Company as a result of the Placing and the Subscription, assuming all the Placing Shares are sold in full, are as follows:

Shareholder	Shareholding at the date of this announcement and immediately before completion of the Placing and the Subscription	Shareholding immediately after completion of the Placing but before completion of the Subscription	Shareholding immediately after completion of the Placing and the Subscription
IFTL *(Note a)*	275,675,000 Shares (approximately 55.81%)	177,675,000 Shares (approximately 35.97%)	275,675,000 Shares (approximately 46.57%)
Illumination Holdings Limited ("**IHL**") *(Note b)*	49,325,613 Shares (approximately 9.99%)	49,325,613 Shares (approximately 9.99%)	49,325,613 Shares (approximately 8.33%)
Mr. Ng Kong Fat, Brian *(Notes c and d)*	8,792,755 Shares (approximately 1.78%)	8,792,755 Shares (approximately 1.78%)	8,792,755 Shares (approximately 1.49%)
Mr. Cao Wei *(Note d)*	8,000,000 Shares (approximately 1.62%)	8,000,000 Shares (approximately 1.62%)	8,000,000 Shares (approximately 1.35%)
Public Shareholders:			
The placees	–	98,000,000 Shares (approximately 19.84%)	98,000,000 Shares (approximately 16.55%)
Other public Shareholders	152,187,782 Shares (approximately 30.81%)	152,187,782 Shares (approximately 30.81%)	152,187,782 Shares (approximately 25.71%)
Total	493,981,150 Shares (100%)	493,981,150 Shares (100%)	591,981,150 Shares (100%)

Notes:

(a) IFTL is a direct wholly-owned subsidiary of Beijing Enterprises, which is held directly as to approximately 44% and indirectly as to approximately 16% by Beijing Enterprises Investments Limited ("**BEIL**"). BEIL is held indirectly as to approximately 66.5% by Beijing Holdings Limited ("**BHL**"). Accordingly, the shares in which IFTL is shown to be interested are also the shares in which Beijing Enterprises, BEIL and BHL are interested.

(b) IHL is an indirect wholly-owned subsidiary of BHL. The shares in which IHL is shown to be interested are also interested by BHL.

(c) The 8,792,755 Shares are held by Sunbird Holdings Limited, a company beneficially owned by Mr. Ng Kong Fat, Brian and his brother.

(d) Both Mr. Ng Kong Fat, Brian and Mr. Cao Wei are directors of the Company.

REASONS FOR THE PLACING AND SUBSCRIPTION

The Group is principally engaged in the construction, operation and maintenance of information systems in Beijing, the PRC.

The Directors (including the independent non-executive Directors) and the directors of Beijing Enterprises considered the top-up placing as a means to raise additional working capital for the Company so that the Company can have available fund to use.

The Company has not conducted any fund raising activities during the 12 months immediately preceding the date of the Placing and Subscription Agreement. The Board considers that it is beneficial to the Company and the Shareholders as a whole to raise capital for the future business development of the Group by way of the Placing and the Subscription as it will broaden the capital and shareholder base of the Company and thereby increasing the liquidity of the Shares. Assuming that 98,000,000 Subscription Shares are subscribed, the net proceeds of the Placing will be approximately HK$105 million. The Group intends to use such net proceeds as its general working capital. As at the date of the announcement, the Group has no intention to use the net proceeds raised for any specific purpose and there is no negotiation in progress or agreement entered into by the Group, which triggers the disclosure obligation on the part of the Company pursuant to the Listing Rules.

The net profits before and after taxation and extraordinary items of the Company for the financial year ended 31 December 2004 are HK$31,720,000 and HK$28,919,000 respectively. The net losses before and after taxation and extraordinary items of the Company for the financial year ended 31 December 2005 are HK$25,450,000 and HK$28,538,000 respectively.

The Directors (including the independent non-executive Directors) consider that the Placing and Subscription Agreement are entered into upon normal commercial terms following arm's length negotiations between the Company, IFTL and the Placing Agent and that the terms of the Placing and Subscription Agreement are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

The directors (including the independent non-executive directors) of Beijing Enterprises consider that the Placing and Subscription Agreement are entered into upon normal commercial terms following arm's length negotiations between the Company, IFTL and the Placing Agent and that the terms of the Placing and Subscription Agreement are fair and reasonable and are in the interests of Beijing Enterprises and its shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES ON BEIJING ENTERPRISES

The Placing of the existing Shares constitutes a discloseable transaction under Chapter 14 of the Listing Rules on the part of Beijing Enterprises as the relevant percentage ratio exceeds 5% but under 25%.

A circular containing further details of the Placing and Subscription Agreement will be dispatched to the shareholders of Beijing Enterprises as soon as practicable and in accordance with the Listing Rules.

TAKEOVERS CODE IMPLICATIONS

Pursuant to Note 6 on dispensations from Rule 26 of the Takeovers Code, a waiver under such Note from the obligation to make a general offer under the Takeovers Code by IFTL (together with persons acting in concert with it, as defined under the Takeovers Code) will not be required after the Placing and the Subscription as IFTL has continuously held more than 50% of the voting rights of the Company for more than 12 months immediately preceding the Placing and the Subscription. The Executive has indicated that no waiver is necessary for the present purpose.

RESUMPTION OF TRADING

At the request of the Company, trading in the Shares has been suspended with effect from 9:33 a.m. on 30 November 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 1 December 2006.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meaning:

"Beijing Enterprises"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong and the issued shares of which are listed on the Stock Exchange
"Board"	the board of Directors
"Company" or "Beijing Development"	Beijing Development (Hong Kong) Limited, a company incorporated in Hong Kong and the issued Shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to this term under the Listing Rules
"Directors"	directors of the Company
"Executive"	the Executive Director of the Corporate Finance Divisions of the Securities and Futures Commission or any of his delegates
"IFTL"	Idata Finance Trading Limited, a company incorporated in the British Virgin Islands, a controlling Shareholder which is interested in approximately 55.81% of the entire issued share capital of the Company immediately before the completion of the Placing and the Subscription
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Placing"	the placing of the Placing Shares by the Placing Agent on behalf of IFTL pursuant to the Placing and Subscription Agreement
"Placing Agent"	China Merchants Securities (HK) Co., Ltd., a licensed corporation to carry on business in types 1 (dealing in securities), 2 (dealing in futures contracts), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing and Subscription Agreement"	the conditional placing and subscription agreement dated 30 November 2006 and entered into between IFTL, the Company and the Placing Agent in respect of the Placing and the Subscription
"Placing Price"	the placing price of HK$1.10 per Placing Share
"Placing Shares"	up to a total of 98,000,000 Shares to be placed by the Placing Agent pursuant to the Placing and Subscription Agreement
"PRC"	the People's Republic of China which, for the purpose of this announcement, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan
"Last Trading Day"	29 November 2006, being the lasting trading day of the Shares prior to the date of the Placing and Subscription Agreement

"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Subscription"	the top-up subscription for the Subscription Shares by IFTL pursuant to the Placing and Subscription Agreement
"Subscription Shares"	up to a total of 98,000,000 Shares to be subscribed by IFTL pursuant to the Placing and Subscription Agreement, which will be equal to the number of the Placing Shares successfully placed under the Placing
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency for the time being of Hong Kong
"%"	per cent.

By order of the board of directors of
Beijing Enterprises Holdings Limited
Tam Chun Fai
Company Secretary

By order of the board of directors of
Beijing Development (Hong Kong) Limited
Wong Kwok Wai, Robin
Company Secretary

Hong Kong, 30 November 2006

As at the date of this announcement, the executive directors of Beijing Enterprises are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Zheng Wan He, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; and the independent non-executive directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi, and Mr. Robert A. Theleen.

As at the date of this announcement, the executive directors of Beijing Development are Mr. Zhang Honghai, Mr. Li Kangying, Mr. E Meng, Mr. Wang Yong, Mr. Cao Wei, Dr. Yu Xiaoyang and Mr. Ng Kong Fat, Brian; and the independent non-executive directors are Mr. Cao Guixing, Prof. Liu Wei and Dr. Jin Lizuo.

Please also refer to the published version of this announcement in The Standard.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

DISCLOSEABLE TRANSACTION
PLACING OF EXISTING SHARES OF BEIJING DEVELOPMENT (HONG KONG) LIMITED

PLACING AGENT

China Merchants Securities (HK) Co., Ltd

December 21, 2006

CONTENTS

Page

In this circular, the following expressions have the following meaning unless the context requires others:–

"Announcement"	the joint announcement dated 30 November 2006 made by the Company and Beijing Development
"Beijing Development"	Beijing Development (Hong Kong) Limited, a company incorporated in Hong Kong and the issued Shares of which are listed on the Stock Exchange
"Beijing Development Group"	Beijing Development and its subsidiaries
"Board"	the board of Directors of the Company
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong and the issued shares of which are listed on the Stock Exchange
"connected person(s)"	has the meaning ascribed to this term under the Listing Rules
"Directors"	directors of the Company
"Executive"	the Executive Director of the Corporate Finance Divisions of the Securities and Futures Commission or any of his delegates
"IFTL"	Idata Finance Trading Limited, a company incorporated in the British Virgin Islands, a controlling Shareholder which is interested in approximately 55.81% of the entire issued share capital of Beijing Development immediately before the completion of the Placing
"LPD"	15 December, 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Group"	the Company and its subsidiaries

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Placing"	the placing of the Placing Shares by the Placing Agent on behalf of IFTL pursuant to the Placing and Subscription Agreement
"Placing Agent"	China Merchants Securities (HK) Co., Ltd., a licensed corporation to carry on business in types 1 (dealing in securities), 2 (dealing in futures contracts), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Placing and Subscription Agreement"	the conditional placing and subscription agreement dated 30 November 2006 and entered into between IFTL, Beijing Development and the Placing Agent in respect of the Placing and the Subscription
"Placing Price"	the placing price of HK$1.10 per Placing Share
"Placing Shares"	up to a total of 98,000,000 Shares to be placed by the Placing Agent pursuant to the Placing and Subscription Agreement
"PRC"	the People's Republic of China which, for the purpose of this circular, excludes Hong Kong, Macau Special Administrative Region of the PRC and Taiwan
"Last Trading Day"	29 November 2006, being the lasting trading day of the Shares prior to the date of the Placing and Subscription Agreement
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of Beijing Development
"Shareholder(s)"	holder(s) of the Share(s)
"Subscription"	the top-up subscription for the Subscription Shares by IFTL pursuant to the Placing and Subscription Agreement

"Subscription Shares"	up to a total of 98,000,000 Shares to be subscribed by IFTL pursuant to the Placing and Subscription Agreement, which will be equal to the number of the Placing Shares successfully placed under the Placing
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency for the time being of Hong Kong
"%"	per cent.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Zheng Wan He
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan
Mr. Lei Zhen Gang

Independent non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Registered office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

December 21, 2006

To the shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
PLACING OF EXISTING SHARES OF
BEIJING DEVELOPMENT (HONG KONG) LIMITED

INTRODUCTION

On November 30, 2006, the Company announced that IFTL, a direct wholly owned subsidiary of the Company, had entered into the Placing and Subscription Agreement with Beijing Development and the Placing Agent pursuant to which the Placing Agent agreed with IFTL to place up to a total of 98,000,000 existing Shares at the Placing Price of HK$1.10 per Placing Share to not less than six placees on a best effort basis.

Assuming a full Placing, the Placing Shares represent approximately 19.84% of the existing issued share capital of Beijing Development. Upon completion of the Placing, the total number of Shares held by the Company will represent approximately 35.97% of the entire issued share capital of Beijing Development. The Placing constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further details of the Placing.

PLACING AND SUBSCRIPTION AGREEMENT DATED NOVEMBER 30, 2006

On November 30, 2006, IFTL, a direct wholly owned subsidiary of the Company, entered into the Placing and Subscription Agreement with Beijing Development and the Placing Agent. Pursuant to the Placing and Subscription Agreement, the Placing Agent agreed with IFTL to place up to a total of 98,000,000 existing Shares at the Placing Price to not less than six placees on a best effort basis. The Placing constitutes part of a top-up placing mechanism whereby IFTL will subscribe for a number of Subscription Shares in Beijing Development equivalent to the number of Shares placed pursuant to the completion of the Placing. Details of the Placing are set out below.

The Vendor

IFTL currently holds 275,675,000 Shares or approximately 55.81% of the existing issued share capital of Beijing Development. The entire issued share capital of IFTL is wholly and beneficially owned by the Company.

The principal business activities of IFTL is investment holding. The Company is principally engaged in the business of infrastructure and utilities, consumer products, retail services and technology.

The Placing Agent

China Merchants Securities (HK) Co., Ltd. was appointed to place the Placing Shares on a best effort basis and will receive a placing commission of 2.5% on the gross proceeds from the Placing. The placing commission was arrived at after arm's length negotiations between Beijing Development and the Placing Agent. The Placing Agent and its ultimate beneficial owner(s) are third parties independent of the Group and its connected persons.

The Placees

The Placing Shares shall be placed to not less than six independent investors. The placees and their ultimate beneficial owners shall be third parties independent of the Beijing Development Group and its connected persons. To the best of the Directors' knowledge, the placees and their ultimate beneficial owners shall also be third parties independent of IFTL, the Company and their respective connected persons. The placees and their ultimate beneficial owners shall be independent of and not connected with other placees and their ultimate beneficial owners. No placees will become substantial Shareholders as a result of the Placing.

Number of Placing Shares

The number of Placing Shares shall be up to a total of 98,000,000 Shares. The Placing Shares represent approximately 19.84% of the existing issued share capital of Beijing Development.

Placing Price

The Placing Price of HK$1.10 per Placing Share represents:

(i) a discount of approximately 12.7% to the closing price of HK$1.26 per Share as quoted on the Stock Exchange on the Lasting Trading Day; and

(ii) a discount of approximately 8.5% to the average of the closing prices of HK$1.202 per Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including the Last Trading Day.

The Placing Price was arrived at after arm's length negotiations between Beijing Development, IFTL and the Placing Agent with reference to the closing prices as shown above and the Board considers it fair and reasonable.

Rights

The Placing Shares will be sold free of any liens, charges, encumbrances and other third party rights and together with all rights attaching thereto as at 4 December 2006, including the rights to receive all dividends and distributions declared, made or paid after 4 December 2006.

Completion of the Placing

The Placing is unconditional. Completion of the Placing took place on 4 December 2006.

CHANGES OF SHAREHOLDING STRUCTURE OF BEIJING DEVELOPMENT SUBSEQUENT TO COMPLETION OF PLACING

The changes of the shareholding of Beijing Development as a result of the Placing, assuming all the Placing Shares are sold in full, are as follows:

Shareholder	Shareholding at the date of the Announcement and immediately before completion of the Placing and the Subscription	Shareholding immediately after completion of the Placing but before completion of the Subscription	Shareholding immediately after completion of the Placing and the Subscription
IFTL *(Note a)*	275,675,000 Shares (approximately 55.81%)	177,675,000 Shares (approximately 35.97%)	275,675,000 Shares (approximately 46.57%)
Illumination Holdings Limited ("IHL") *(Note b)*	49,325,613 Shares (approximately 9.99%)	49,325,613 Shares (approximately 9.99%)	49,325,613 Shares (approximately 8.33%)
Mr. Ng Kong Fat, Brian *(Notes c and d)*	8,792,755 Shares (approximately 1.78%)	8,792,755 Shares (approximately 1.78%)	8,792,755 Shares (approximately 1.49%)
Mr. Cao Wei *(Note d)*	8,000,000 Shares (approximately 1.62%)	8,000,000 Shares (approximately 1.62%)	8,000,000 Shares (approximately 1.35%)
Public Shareholders:			
The placees	–	98,000,000 Shares (approximately 19.84%)	98,000,000 Shares (approximately 16.55%)
Other public Shareholders	152,187,782 Shares (approximately 30.81%)	152,187,782 Shares (approximately 30.81%)	152,187,782 Shares (approximately 25.71%)
Total	493,981,150 Shares (100%)	493,981,150 Shares (100%)	591,981,150 Shares (100%)

Notes:

(a) IFTL is a direct wholly-owned subsidiary of the Company, which is held directly as to approximately 35.98% and indirectly as to approximately 16.07% by Beijing Enterprises Investments Limited ("**BEIL**"). BEIL is held indirectly as to approximately 72.72% by Beijing Holdings Limited ("**BHL**"). Accordingly, the shares in which IFTL is shown to be interested are also the shares in which the Company, BEIL and BHL are interested.

(b) IHL is an indirect wholly-owned subsidiary of BHL. The shares in which IHL is shown to be interested are also interested by BHL.

(c) The 8,792,755 Shares are held by Sunbird Holdings Limited, a company beneficially owned by Mr. Ng Kong Fat, Brian and his brother.

(d) Both Mr. Ng Kong Fat, Brian and Mr. Cao Wei are directors of Beijing Development.

REASONS AND BENEFITS FOR THE PLACING

The Directors (including the independent non-executive Directors) and the directors of Beijing Development considered the Placing together with the subsequent Subscription as a means to raise additional working capital for Beijing Development such that Beijing Development will have available funds for use.

Beijing Development has not conducted any fund raising activities during the 12 months immediately preceding the date of the Placing and Subscription Agreement. The Placing and subsequent Subscription of Shares is a means of raising capital for the future business development of the Beijing Development Group and is beneficial to Beijing Development and its shareholders as it will broaden the capital and shareholder base of Beijing Development and thereby increasing the liquidity of the Shares. Assuming a full Placing and hence 98,000,000 Subscription Shares are fully subscribed, the net proceeds of the Placing based on the estimated expenses for the Placing will be approximately HK$105 million. The Beijing Development Group intends to use such net proceeds as its general working capital. As at the date of this circular, the Beijing Development Group has no intention to use the net proceeds raised for any specific purpose.

FINANCIAL EFFECTS OF THE PLACING

After the Placing, the Company's effective interests in Beijing Development will be diluted to 35.97% and, after the Subscription, the Company's effective interest in Beijing Development will be 46.57%. Beijing Development will cease to be a subsidiary of the Company and become an associated company of the Company.

Since the Company, after the Placing, will be subscribing for the same number of Subscription Shares in Beijing Development equivalent to the number of Shares placed pursuant to the completion of the Placing, the Directors confirm that the Placing will not have any material adverse effect on the working capital position of the Group or any material negative impact on the earnings and assets and liabilities of the Group.

IMPLICATIONS UNDER THE LISTING RULES

The Placing of the existing Shares constitutes a discloseable transaction under Chapter 14 of the Listing Rules on the part of the Company as each of the relevant percentage ratios exceeds 5% but is under 25%.

TAKEOVERS CODE IMPLICATIONS

Pursuant to Note 6 on dispensations from Rule 26 of the Takeovers Code, a waiver under such Note from the obligation to make a general offer under the Takeovers Code by IFTL (together with persons acting in concert with it, as defined under the Takeovers Code) will not be required after the Placing and the Subscription as IFTL has continuously held more than 50% of the voting rights of Beijing Development for more than 12 months immediately preceding the Placing and the Subscription. The Executive has indicated that no waiver is necessary for the present purpose.

INFORMATION RELATING TO THE GROUP AND BEIJING DEVELOPMENT

The Group is principally engaged in four major business sectors: infrastructure and utilities, consumer products, retail services and technology. The Beijing Development Group is principally engaged in the construction, operation and maintenance of information systems in Beijing, the PRC.

The net profits before and after taxation and extraordinary items of Beijing Development for the financial year ended 31 December 2004 are HK$31,720,000 and HK$28,919,000 respectively. The net losses before and after taxation and extraordinary items of Beijing Development for the financial year ended 31 December 2005 are HK$25,450,000 and HK$28,538,000 respectively.

The directors (including the independent non-executive directors) of the Company consider that the Placing and Subscription Agreement are entered into upon normal commercial terms following arm's length negotiations between Beijing Development, IFTL and the Placing Agent and that the terms of the Placing and Subscription Agreement are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
Yi Xi Qun
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement contained herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Directors' and supervisors' interests and short positions in the securities of the Company and its associated corporations

As at the LPD, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO), which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange were as follows:

(a) Interests in the Company or any of its associated corporation

Name of Director	Name of corporation	Number of ordinary shares held	Number of share options held	Percentage of the corporation's issued share capital (%)
Mr. Yi Xi Qun	the Company		650,000 *(i) (L)	0.1044%
Mr. Zhang Hong Hai	the Company		450,000 *(i) (L)	0.0723%
	Beijing Development [@]		4,000,000 *(iii) (L)	0.6757%
Mr. Li Fu Cheng	the Company		450,000 *(i) (L)	0.0723%
	Beijing Yanjing Brewery Company Limited [@]	38,898 *(L)		0.0035%

Name of Director	Name of corporation	Number of ordinary shares held	Number of share options held	Percentage of the corporation's issued share capital (%)
Mr. Bai Jin Rang	the Company		450.000 #(i) (L)	0.0723%
Mr. Liu Kai	the Company		300.000 #(i) (L)	0.0482%
Mr. Zheng Wan He	Beijing Wangfujing Department Store (Group) Co., Ltd. @	45.738 #(L)		0.0116%
Mr. Guo Pu Jin	the Company		300.000 #(i) (L)	0.0482%
Mr. Zhou Si	the Company		300.000 #(i) (L)	0.0482%
Mr. E Meng	the Company		300,000 #(i) (L)	0.0482%
	Beijing Development @		1.200.000 #(ii) (L)	0.2027%
	Beijing Development @		1.600.000 #(iii) (L)	0.2703%
Mr. Zhao Chang Shan	the Company		300.000 #(i) (L)	0.0482%
Mr. Lei Zhen Gang	the Company		300.000 #(i) (L)	0.0482%

@ *All these associated corporations are indirectly held subsidiaries of the Company*

All interests are directly beneficially owned by the Directors

(L) *Denotes a long position*

(i) These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The cash consideration paid by each grantee for the options was HK$1.00 per grant of options. The options can be exercised in two portions. The first portion representing 80% of the total number of options granted to a grantee is exercisable at any time after 19 January 2007. The second portion representing the remaining 20% of the total number of options granted to a grantee is exercisable after 19 January 2007 and upon the Company's full satisfaction of performance appraisal at the end of the grantee's contract with the Company.

(ii) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share. The options may be exercised in three equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. All of the options, if not otherwise exercised, will lapse on 17 January 2007.

(iii) These options were granted on 27 June 2006 at an exercise price of HK$1.00 per share. The closing price of Beijing Development's shares on the Stock Exchange on the trading day immediately prior to the date of the grant of the share options was HK$0.84. The options may be exercised at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 26 June 2011.

Save as disclosed above, as at the LPD, none of the Directors or chief executive of the Company had or was deemed to have any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which required, pursuant to section 352 of the SFO to be entered in the register referred to therein or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) Competing interests

Each of the Directors has confirmed that he/she and their respective associates (as defined under the Listing Rules) do not have any interests in a business apart from the Group's business, which competes or is likely to compete, either directly or indirectly with the Group's business.

(ii) Substantial shareholders and other persons

As at the LPD, so far as was known to the Directors or chief executive of the Company, the following persons (not being a Director or chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group, or in any options in respect of such capital:

Long positions:

	Number of ordinary shares held, capacity and nature of interest			Percentage of the Company's issued share capital
Name	Directly beneficially owned	Others	Total	(%)
Modern Orient Limited	100,050,000		100,050,000	16.07%
Beijing Enterprises Investments Limited ("BEIL")	223,950,000	100,050,000 [a]	324,000,000	52.05%
Beijing Holdings Limited ("BHL")	–	324,000,000 [b]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	64,744,500	40,737,480 [c]	105,481,980	16.94%
JPMorgan Chase & Co.	1,000	31,211,923 [d]	31,212,923	5.01%
Merrill Lynch & Co., Inc.	–	37,463,935 [e]	37,463,935	6.02%
T. Rowe Price Associates, Inc and its affiliates	–	37,838,000 [f]	37,838,000	6.08%

Notes:

(a) The interest disclosed includes the shares owned by Modern Orient Limited. Modern Orient Limited is held directly as to 100% by BEIL. Accordingly, BEIL is deemed to be interested in the shares owned by Modern Orient Limited.

(b) The interest disclosed includes the shares owned by BEIL and Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is held indirectly as to 72.72% by BHL. Accordingly, BHL is deemed to be interested in the shares owned by BEIL and Modern Orient Limited.

(c) The interest disclosed includes 5,434,000 shares held as an investment manager and 35,303,480 shares held as a person having a security interest in the shares.

(d) The interest disclosed includes 2,562,000 shares held as an investment manager and 28,649,923 shares held as a custodian corporation/approved lending agent.

(e) The interest disclosed includes 37,463,935 shares held by corporations controlled by Merrill Lynch & Co., Inc.

(f) The interest disclosed includes 37,838,000 shares held as an investment manager.

Short positions:

Name	Number of ordinary shares held, capacity and nature of interest: Beneficially owned	Others	Total	Percentage of the Company's issued share capital (%)
BEIL	60,000,000	–	60,000,000	9.64%
BHL	–	60,000,000 [a]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	341,000	25,136,275 [b]	25,477,275	4.09%

Notes:

(a) The interest disclosed includes the shares owned by BEIL. BHL, the holding company of BEIL, is deemed to be interested in the shares owned by BEIL.

(b) Person having a security interest in the shares.

Lending pool:

Name	Number of ordinary shares held	Percentage of the Company's issued share capital (%)
JPMorgan Chase & Co.	28,649,923	4.60%

Save as disclosed above, the Directors and the chief executive of the Company are not aware of any person (other than a Director, chief executive or any member of the Group) who, as at the LPD, had, or were deemed to have, interests or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. SERVICE CONTRACTS

Mr. Yi Xi Qun has a service contract with the Company for a term of five years commencing on 1 June 2003 with an unexpired periods of approximately 18 months as at the LPD. This service contract, which was entered into before 1 February 2004, is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules which has taken effect since 1 February 2004.

Each of Messrs. Liu Kai and E Meng has a service contract with the Company for a term of three years commencing on 16 January 2004 and 17 June 2005, respectively, with respective unexpired periods of approximately 1 month and 18 months as at the LPD.

Save as disclosed above, as at the LPD, no other Directors had any existing or proposed service contracts with any member of the Group excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the LPD, no member of the Group was a party to any legal proceedings or, claim which are of material importance. The Directors do not know of any legal proceedings or claims pending or threatened against the Company or any other member of the Group.

5. GENERAL

(a) The registered office of the Company is situated at Room 4301, 43rd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(c) The secretary and the qualified accountant of the Company is Mr. Tam Chun Fai who is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst Institute.

(d) The English text of this circular shall prevail over the Chinese text.

此乃要件 請即處理

閣下如對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之北京控股有限公司股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例於香港註冊成立之有限公司）

（網站：www.behl.com.hk）

（股份代號：392）

須予披露交易
配售北京發展（香港）有限公司現有股份

配售代理

招商證券（香港）有限公司

二零零六年十二月二十一日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「公佈」	指	本公司與北京發展於二零零六年十一月三十日發表之聯合公佈
「北京發展」	指	北京發展(香港)有限公司，於香港註冊成立之公司，其已發行股份於聯交所上市
「北京發展集團」	指	北京發展及其附屬公司
「董事會」	指	本公司董事會
「本公司」	指	北京控股有限公司，於香港註冊成立之公司，其已發行股份於聯交所上市
「關連人士」	指	上市規則就此詞彙賦予之涵義
「董事」	指	本公司董事
「執行理事」	指	證券及期貨事務監察委員會企業融資部執行理事或其任何代表
「IFTL」	指	Idata Finance Trading Limited，於英屬處女群島註冊成立之公司，為控股股東，緊接配售事項完成前擁有北京發展全部已發行股本約55.81%之權益
「最後實際可行日期」	指	二零零六年十二月十五日，為本通函付印前就確定其中所載若干資料而言之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「本集團」	指	本公司及其附屬公司

「香港」	指	中國香港特別行政區
「配售事項」	指	配售代理根據配售及認購協議代表IFTL配售配售股份
「配售代理」	指	招商證券（香港）有限公司，根據證券及期貨條例（香港法例第571章）獲准經營第1類（證券交易）、第2類（期貨合約交易）、第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（資產管理）業務之持牌法團
「配售及認購協議」	指	IFTL、北京發展及配售代理於二零零六年十一月三十日就配售事項及認購事項訂立之有條件配售及認購協議
「配售價」	指	配售價每股配售股份1.10港元
「配售股份」	指	配售代理根據配售及認購協議將予配售之最多合共98,000,000股股份
「中國」	指	中華人民共和國，就本通函而言不包括香港、中國澳門特別行政區及台灣
「最後一個交易日」	指	二零零六年十一月二十九日，即配售及認購協議訂立日期前股份之最後一個交易日
「股份」	指	北京發展股本中每股面值1.00港元之普通股
「股東」	指	股份持有人
「認購事項」	指	IFTL根據配售及認購協議補足認購認購股份

「認購股份」	指	IFTL根據配售及認購協議將予認購之最多合共98,000,000股股份，數目將與根據配售事項成功配售之配售股份數目相同
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「港元」	指	港元，香港現時之法定貨幣
「%」	指	百分比

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

（根據公司條例於香港註冊成立之有限公司）

（網站：www.behl.com.hk）

（股份代號：392）

執行董事：
衣錫群先生*（主席）*
張虹海先生*（副主席兼行政總裁）*
李福成先生*（副主席）*
白金榮先生*（副主席）*
劉　凱先生*（副總裁）*
鄭萬河先生
郭普金先生
周　思先生
鄂　萌先生*（副總裁）*
趙長山先生
雷振剛先生

獨立非執行董事：
劉漢銓先生
李東海博士
王憲章先生
武捷思先生
白德能先生

註冊辦事處：
香港
灣仔
港灣道18號
中環廣場
43樓4301室

敬啟者：

須予披露交易
配售北京發展（香港）有限公司現有股份

緒言

本公司於二零零六年十一月三十日公佈，本公司直接全資附屬公司IFTL已與北京發展及配售代理訂立配售及認購協議，據此，配售代理與IFTL協定按每股配售股份1.10港元之配售價，盡力配售最多合共98,000,000股現有股份予不少於六名承配人。

假設全面進行配售事項，配售股份佔北京發展現有已發行股本約19.84%。於配售事項完成後，本公司所持股份總數將佔北京發展全部已發行股本約35.97%。根據上市規則第14章，配售事項構成本公司之須予披露交易。本通函旨在向　閣下提供配售事項之進一步資料。

於二零零六年十一月三十日訂立之配售及認購協議

於二零零六年十一月三十日，本公司直接全資附屬公司IFTL與北京發展及配售代理訂立配售及認購協議。根據配售及認購協議，配售代理與IFTL協定按配售價盡力配售最多合共98,000,000股現有股份予不少於六名承配人。配售事項構成先舊後新配售事項機制之其中一部分，據此，IFTL將認購北京發展一定數目之認購股份，數目相等於根據配售事項完成時所配售之股份數目。配售事項詳情載列於下文。

賣方

IFTL現時持有275,675,000股股份或北京發展現有已發行股本約55.81%。IFTL全部已發行股本由本公司全資實益擁有。

IFTL之主要業務為投資控股。本公司則主要從事基建及公用事業、消費品、零售服務以及科技四項業務。

配售代理

招商證券（香港）有限公司已獲委任盡力配售配售股份，並將收取按配售事項所得收益總額2.5%作為配售佣金。配售佣金乃北京發展與配售代理按公平原則磋商後釐定。配售代理及其最終實益擁有人均為本集團及其關連人士之獨立第三方。

承配人

配售股份須配售予不少於六名獨立投資者。承配人及其最終實益擁有人須為北京發展集團及其關連人士之獨立第三方。就董事所深知，承配人及其最終實益擁有人亦須為IFTL、本公司及彼等各自關連人士之獨立第三方。承配人及其最終實益擁有人須獨立於其他承配人及其最終實益擁有人，且與彼等概無關連。承配人一概不會因配售事項而成為主要股東。

配售股份數目

配售股份數目須最多合共98,000,000股股份。配售股份佔北京發展現有已發行股本約19.84%。

配售價

每股配售股份之配售價1.10港元較：

(i) 最後一個交易日股份在聯交所所報之收市價每股1.26港元折讓約12.7%；及

(ii) 截至最後一個交易日止（包括當日）連續五個交易日股份在聯交所所報之平均收市價每股1.202港元折讓約8.5%。

配售價乃北京發展、IFTL及配售代理參照上文所示之收市價後按公平原則磋商釐定，董事會認為配售價屬公平合理。

權利

配售股份出售時將不附帶任何留置權、質押、償權負擔及其他第三方權利，惟將連同其於二零零六年十二月四日所附帶之全部權利一併出售，包括有權收取於二零零六年十二月四日以後所宣派、作出或支付之一切股息及分派。

完成配售事項

配售事項並無先決條件。配售事項已於二零零六年十二月四日完成。

配售事項完成後北京發展股權架構之變動

假設全部配售股份獲悉數售出，於配售事項後北京發展股權之變動如下：

股東	於本公佈發表日期及緊接配售事項及認購事項完成前之持股量	緊隨配售事項完成後惟認購事項完成前之持股量	緊隨配售事項及認購事項完成後之持股量
IFTL *(附註a)*	275,675,000股股份 (約55.81%)	177,675,000股股份 (約35.97%)	275,675,000股股份 (約46.57%)
Illumination Holdings Limited (「**IHL**」) *(附註b)*	49,325,613股股份 (約9.99%)	49,325,613股股份 (約9.99%)	49,325,613股股份 (約8.33%)
吳光發先生 *(附註c及d)*	8,792,755股股份 (約1.78%)	8,792,755股股份 (約1.78%)	8,792,755股股份 (約1.49%)
曹　瑋先生 *(附註d)*	8,000,000股股份 (約1.62%)	8,000,000股股份 (約1.62%)	8,000,000股股份 (約1.35%)
公眾股東：			
承配人	–	98,000,000股股份 (約19.84%)	98,000,000股股份 (約16.55%)
其他公眾股東	152,187,782股股份 (約30.81%)	152,187,782股股份 (約30.81%)	152,187,782股股份 (約25.71%)
總數	493,981,150股股份 (100%)	493,981,150股股份 (100%)	591,981,150股股份 (100%)

附註：

(a) IFTL乃本公司之直接全資附屬公司，而本公司由北京企業投資有限公司（「**北企投資**」）直接持有約35.98%，另間接持有約16.07%。北企投資由京泰實業（集團）有限公司（「**京泰集團**」）間接持有約72.72%。因此，上表所示IFTL擁有權益之股份亦為本公司、北企投資及京泰集團擁有權益之股份。

(b) IHL乃京泰集團之間接全資附屬公司。上表所示IHL擁有權益之股份亦為京泰集團擁有權益之股份。

(c) 該8,792,755股股份由吳光發先生及其兄弟實益擁有之公司Sunbird Holdings Limited持有。

(d) 吳光發先生及曹瑋先生均為北京發展董事。

進行配售事項之理由及裨益

董事（包括獨立非執行董事）及北京發展之董事認為，配售事項及隨後之認購事項乃北京發展籌集額外營運資金之途徑，以確保北京發展擁有充足資金可供運用。

北京發展於緊接配售及認購協議訂立日期前十二個月內並無進行任何集資活動。股份配售事項及隨後之股份認購事項乃北京發展集團籌集資金用作未來業務發展之途徑；此舉同時符合北京發展及其股東之利益，概因此舉可擴大北京發展之股本及擴闊股東基礎，從而增加股份之流通性。假設全面進行配售事項，即98,000,000股認購股份全面獲認購，根據配售事項之估計開支，配售事項之所得收益淨額將約為105,000,000港元。北京發展集團擬將該筆所得收益淨額撥作一般營運資金。於本通函發表日期，北京發展集團無意將所籌得之所得收益淨額撥作任何特定用途。

配售事項之財務影響

配售事項後，本公司於北京發展之實際權益將攤薄至35.97%，而於認購事項後，本公司於北京發展之實際權益將為46.57%。北京發展將不再屬本公司之附屬公司，並將成為本公司之聯營公司。

由於本公司將於配售事項後認購數目相等於根據配售事項完成時所配售之股份數目之北京發展認購股份，故董事確認，配售事項將不會對本集團之營運資金狀況造成重大不利影響或對本集團之收益及資產及負債造成任何重大負面影響。

上市規則之影響

由於各相關百分比比率超過5%但少於25%，配售現有股份構成上市規則第14章項下本公司之須予披露交易。

收購守則之影響

根據收購守則第26條豁免註釋6，由於緊接配售事項及認購事項前IFTL持續持有北京發展50%以上投票權超過十二個月，故毋須就IFTL（連同其一致行動人士（定義見收購守則））根據收購守則提出全面收購建議之責任申請該註釋項下之豁免。執行理事已表示毋須就此申請豁免。

有關本集團及北京發展

本集團主要從事基建及公用事業、消費品、零售服務以及科技四項主要業務。北京發展集團之主要業務為於中國北京建造、營運及保養信息系統。

截至二零零四年十二月三十一日止財政年度北京發展之除稅及計入非經常項目前後溢利淨額分別為31,720,000港元及28,919,000港元。截至二零零五年十二月三十一日止財政年度北京發展之除稅及計入非經常項目前後虧損淨額則分別為25,450,000港元及28,538,000港元。

本公司之董事（包括獨立非執行董事）認為配售及認購協議乃北京發展、IFTL及配售代理按公平原則磋商後根據一般商業條款訂立，而配售及認購協議之條款屬公平合理，亦符合本公司及其股東之整體利益。

其他資料

務請 閣下垂注本通函附錄所載列之其他資料。

此 致

列位股東 台照

承董事會命
主席
衣錫群
謹啟

二零零六年十二月二十一日

1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就其所深知及確信，本通函所載者並無遺漏任何其他事實，致使當中所載任何聲明產生誤導。

2. 權益披露

(i) 董事及監事於本公司及其相聯法團之証券之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中擁有根據證券及期貨條例第XV部第7及8分部須予知會本公司及聯交所之權益及淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益及淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司及其任何相聯法團之權益

董事姓名	法團名稱	持有之普通股數目	持有之購股權數目	佔法團已發行股本百分比 (%)
衣錫群先生	本公司		650,000 #(i) (L)	0.1044%
張虹海先生	本公司		450,000 #(i) (L)	0.0723%
	北京發展@		4,000,000 #(iii)(L)	0.6757%
李福成先生	本公司		450,000 #(i) (L)	0.0723%
	北京燕京啤酒股份有限公司@	38,898 #(L)		0.0035%

董事姓名	法團名稱	持有之普通股數目	持有之購股權數目	佔法團已發行股本百分比 (%)
白金榮先生	本公司		450,000 #(i) (L)	0.0723%
劉　凱先生	本公司		300,000 #(i) (L)	0.0482%
鄭萬河先生	北京王府井百貨(集團)股份有限公司@	45,738 #(L)		0.0116%
郭普金先生	本公司		300,000 #(i) (L)	0.0482%
周　思先生	本公司		300,000 #(i) (L)	0.0482%
鄂　萌先生	本公司		300,000 #(i) (L)	0.0482%
	北京發展@		1,200,000 #(ii) (L)	0.2027%
	北京發展@		1,600,000 #(iii) (L)	0.2703%
趙長山先生	本公司		300,000 #(i) (L)	0.0482%
雷振剛先生	本公司		300,000 #(i) (L)	0.0482%

@　所有此等相聯法團均為本公司之間接附屬公司

#　所有權益均由董事直接實益擁有

(L)　表示為好倉

(i) 此等購股權乃於二零零六年七月十九日授出，行使價為每股本公司股份12.55港元。各承授人就該等購股權所支付之現金代價為每份授出購股權1.00港元。該等購股權可分為兩部分行使。首部分（佔授予承授人購股權總數之80%）可於二零零七年一月十九日後任何時間內行使。第二部分（佔授予承授人購股權總數剩餘之20%）可於二零零七年一月十九日後，當承授人任職期滿、述職滿意時行使。

(ii) 此等購股權乃於二零零二年一月十八日授出，每股行使價為1.00港元。該等購股權可分為三個均等部分行使。首部分可於二零零二年一月十八日起任何時間內行使，而其他每個部分則可在其後每年之一月一日起行使。除已行使之購股權外，所有購股權將在二零零七年一月十七日失效。

(iii) 此等購股權乃於二零零六年六月二十七日授出，每股行使價為1.00港元。北京發展之股份於緊接該等購股權授出日期前於聯交所之收市價為0.84港元。該等購股權可於二零零六年六月二十七日起任何時間內行使，除已行使之購股權外，所有購股權將在二零一一年六月二十六日失效。

除上文所披露者外，於最後實際可行日期，董事或本公司主要行政人員於本公司或其任何相聯法團（按證券及期貨條例第XV部之涵義）之股份、相關股份及債券中，概無擁有或被視作擁有任何根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉（包括根據證券及期貨條例該等條文規定彼等被當作或被視為擁有之權益或淡倉）；或根據證券及期貨條例第352條須記錄於該條所指登記冊內之權益或淡倉；或根據上市規則上市公司董事進行證券交易之標準守則規定須知會本公司及聯交所之權益及淡倉。

(b) 競爭權益

各董事已確認，彼及彼等各自之聯繫人士（定義見上市規則）並無擁有任何足以或可能與本集團業務直接或間接構成競爭之業務權益（本集團之業務權益除外）。

(ii) 主要股東及其他人士

於最後實際可行日期，據董事或本公司主要行政人員所知，下列人士（非董事或本公司主要行政人員）於股份或本公司相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益：

好倉：

名稱	持有之普通股數目、身分及權益性質 直接實益擁有	其他	合計	佔本公司已發行股本百分比 (%)
Modern Orient Limited	100,050,000		100,050,000	16.07%
北京企業投資有限公司（「北企投資」）	223,950,000	100,050,000 [(a)]	324,000,000	52.05%
京泰實業（集團）有限公司（「京泰集團」）	–	324,000,000 [(b)]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	64,744,500	40,737,480 [(c)]	105,481,980	16.94%
JPMorgan Chase & Co.	1,000	31,211,923 [(d)]	31,212,923	5.01%
Merrill Lynch & Co., Inc.	–	37,463,935 [(e)]	37,463,935	6.02%
T. Rowe Price Associates, Inc 及其聯屬人士	–	37,838,000 [(f)]	37,838,000	6.08%

附註：

(a) 所披露之權益包括由Modern Orient Limited擁有之股份。Modern Orient Limited由北企投資直接持有100%權益，因此，北企投資被視為擁有Modern Orient Limited所擁有股份之權益。

(b) 所披露之權益包括由被視為擁有北企投資及Modern Orient Limited擁有之股份。Modern Orient Limited之控股公司北企投資乃由京泰集團間接持有72.72%權益，因此，京泰集團被視為擁有北企投資及Modern Orient Limited所擁有股份之權益。

(c) 所披露之權益包括5,434,000股作為投資經理所持有之股份及35,303,480股作為對股份持有保證權益之人士所持有之股份。

(d) 所披露之權益包括2,562,000股作為投資經理所持有之股份及28,649,923股作為保管人法團／核准借出代理人所持有之股份。

(e) 所披露之權益包括Merrill Lynch & Co., Inc.所控制之法團所持有之37,463,935股股份。

(f) 所披露之權益包括37,838,000股作為投資經理所持有之股份。

淡倉：

名稱	持有之普通股數目、身分及權益性質			佔本公司已發行股本百分比
	實益擁有	其他	合計	(%)
北企投資	60,000,000	–	60,000,000	9.64%
京泰集團	–	60,000,000 [(a)]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	341,000	25,136,275 [(b)]	25,477,275	4.09%

附註：

(a) 所披露之權益包括由北企投資擁有之股份。京泰集團（北企投資之控股公司）被視為擁有北企投資所擁有股份之權益。

(b) 對股份持有保證權益之人士。

可供借出之股份：

名稱	持有之普通股數目	佔本公司已發行股本百分比 (%)
JPMorgan Chase & Co.	28,649,923	4.60%

除上文所披露者外，據董事及本公司主要行政人員所知，於最後實際可行日期，概無任何人士（董事、主要行政人員或本集團任何成員公司除外）於股份及本公司相關股份中擁有或被視為擁有根據證券及期貨條例第XV部第2及3分部之條文規定須向本公司及聯交所披露之權益或淡倉，或於有權在本集團任何成員公司之股東大會上在任何情況下投票之任何類別股本或與該等股本有關之任何購股權中直接或間接擁有5%或以上之權益。

3. 服務合約

衣錫群先生與本公司訂有服務合約，為期五年，於二零零三年六月一日生效，於最後實際可行日期尚餘約18個月屆滿。上述服務合約於二零零四年二月一日前訂立，豁免遵守由二零零四年二月一日起生效之上市規則第13.68條須獲股東批准之規定。

劉凱先生及鄂萌先生各與本公司訂有服務合約，分別自二零零四年一月十六日及二零零五年六月十七日起計為期三年，於最後實際可行日期分別尚餘約1個月及18個月屆滿。

除上文所披露者外，於最後實際可行日期，其他董事與本集團任何成員公司概無訂立任何現有或擬訂立服務合約（不包括一年內屆滿或僱主無需支付賠償（法定賠償除外）而可予終止之合約）。

4. 訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何屬重大性質之法律程序或訴訟。董事並不知悉本公司或本集團任何其他成員公司正面臨或對其提出但尚未解決之任何法律程序或訴訟。

5. 一般事項

(a) 本公司之註冊辦事處地址為香港灣仔港灣道18號中環廣場43樓4301室。

(b) 本公司之股份過戶登記處為登捷時有限公司，地址為香港皇后大道東28號金鐘匯中心26樓。

(c) 本公司之秘書及合資會計師為譚振輝先生，為香港會計師公會之會員，亦為特許金融分析師公會(Chartered Financial Analyst Institute)之普通會員。

(d) 本通函之中英文版本如有歧義，概以英文版本為準。

(10)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Beijing Enterprises Holdings Limited**, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 392)

VERY SUBSTANTIAL ACQUISITION (INCLUDING THE ISSUE OF NEW SHARES) CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

Financial Adviser to the Company

CICC
中国国际金融(香港)有限公司
CHINA INTERNATIONAL CAPITAL CORPORATION (HONGKONG) LIMITED

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

CLSA
ASIA - PACIFIC MARKETS

CLSA Equity Capital Markets Limited

A letter from the Board is set out on pages 6 to 80 of this circular.

A letter from the Independent Board Committee is set out on pages 81 of this circular.

A letter from the Independent Financial Adviser is set out on pages 82 to 104 of this circular.

The Extraordinary Shareholders' Meeting of the Company will be held on 17 May 2007. A notice dated 30 April 2007 convening the Extraordinary Shareholders' Meeting is set out on pages 628 to 629 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the Extraordinary Shareholders' Meeting (or any adjournment thereof). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary Shareholders' Meeting (or at any adjourned meeting thereof) should you so wish.

30 April 2007

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

Acquisition	collectively all the transactions conducted by the Company pursuant to the Sale and Purchase Agreement for the acquisition of the entire issued share capital of the Target Company
Announcement	the announcement published by the Company dated 10 April 2007
associate	has the meaning ascribed thereto under the Listing Rules
Beijing Enterprises Group	*Beijing Enterprises Group Company Limited (北京控股集團有限公司), a limited liability company incorporated under the laws of the PRC
Beijing Holdings	Beijing Holdings Limited (京泰實業(集團)有限公司), a company incorporated in Hong Kong with limited liability and a substantial shareholder of the Company
Beijing Holdings (BVI)	Beijing Holdings (BVI) Limited, a limited liability company incorporated in the British Virgin Islands
BEIL	Beijing Enterprises Investments Limited, a company incorporated in the British Virgin Islands
Beiran Enterprises Ltd.	*Beijing Beiran Enterprises Company Limited (北京北燃實業有限公司), a limited liability company established under the laws of the PRC, which is the entity subsisting upon the division of Original Gas Group
Board	the board of Directors
Company	Beijing Enterprises Holdings Limited (北京控股有限公司), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 392)
Completion	the completion of the Acquisition
connected person	has the meaning ascribed thereto under the Listing Rules
connected transaction	has the meaning ascribed thereto under the Listing Rules

Consideration Shares	the 411,250,000 new Shares to be issued by the Company to the Vendor pursuant to the Sale and Purchase Agreement on Completion, which forms part of the consideration for the Acquisition
continuing connected transaction	has the meaning ascribed thereto under the Listing Rules
controlling shareholder	has the meaning ascribed thereto under the Listing Rules
Directors	the directors of the Company
Division	the division of Original Gas Group into two companies (namely, Gas Group and Beiran Enterprises Ltd.) as authorized by the relevant State authorities
Division Agreement	the agreement entered into between Gas Group and Beiran Enterprises Ltd. on 15 November 2006 pursuant to which the parties agreed to the division of, and succession by, the parties of the assets, liabilities, business and personnel of Original Gas Group before the Division and the division of the rights, obligations and responsibilities between the parties after the Division
Division Resolutions	the "Decision regarding the Division of Beijing Gas Group Company Limited" approved by Beijing Enterprises Group on 16 October 2006 and the "Supplemental Decision to the Decision regarding the Division of Beijing Gas Group Company Limited" approved by Beijing Enterprises Group, the shareholder of Original Gas Group, on 1 November 2006
Enlarged Group	the Group as enlarged upon completion of the Sale and Purchase Agreement (including the Target Company and its subsidiaries)
Extraordinary Shareholders' Meeting	the extraordinary shareholders' meeting of the Company to be held for the purpose of considering and approving the Acquisition and the issuance of the Consideration Shares
Gas Group	*Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司), a limited liability company established under the laws of the PRC
Group	the Company and its subsidiaries

Hong Kong	the Hong Kong Special Administrative Region of the PRC
Hong Kong Dollar or HK$	Hong Kong dollars, the lawful currency of Hong Kong
Hua You Company	*Beijing Hua You Natural Gas Company Limited (北京華油天然氣有限責任公司), a limited liability company established under the laws of the PRC which is an affiliated company of the Target Company
Implementation Plan	the "Concession Implementation Plan for the Operation of the Piped Natural Gas Business by Beijing Gas Group" drawn up the Beijing Municipal Administration Commission in February, 2006
Independent Board Committee	an independent committee of the Board comprising Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen
Independent Financial Adviser	CLSA Equity Capital Markets Limited, a corporation licensed to conduct type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
Independent Shareholders	Shareholders other than any connected person with a material interest in the relevant transaction(s) and each of their respective associate(s) (for the purpose of the Extraordinary Shareholders' Meeting, Independent Shareholders shall not include BEIL and its associates who will abstain from voting at the Extraordinary Shareholders' Meeting)
Independent Third Parties	person(s) who by themselves and together with their respective ultimate beneficial owner(s) who are, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, are independent of the Company and its connected persons
Latest Practicable Date	24 April 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular
Listing Rules	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Original Gas Group	the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), a limited liability company established under the laws of the PRC on 26 June 1999 as an entity wholly-owned by the State, which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division
People's Republic of China or PRC	the People's Republic of China
PetroChina	PetroChina Company Limited (中國石油天然氣股份有限公司), a company the shares of which are listed on the Main Board of the Stock Exchange and the New York Stock Exchange
Relevant Ratios	any of the five ratios (other than the profits ratio) as set out in Rule 14.07 of the Listing Rules
Renminbi or RMB	Renminbi, the lawful currency of the PRC
Sale and Purchase Agreement	the agreement in relation to the Acquisition between the Company, the Vendor, Beijing Enterprises Group, Beiran Enterprises Ltd. and Gas Group on 10 April 2007
Securities & Futures Ordinance or SFO	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
Share	ordinary shares of nominal value HK$0.10 each in the share capital of the Company
Shareholders	the shareholders of the Company
Stock Exchange	The Stock Exchange of Hong Kong Limited
substantial shareholder	has the meaning ascribed thereto under the Listing Rules
Target Company	Beijing Gas Group (BVI) Co., Ltd. (北京燃氣集團(BVI)有限公司), a limited liability company incorporated in the British Virgin Islands

Target Group	the Target Company and its subsidiaries, namely, Gas Group and Gas Group's own subsidiaries which are *Beijing Dingxin New Technology Co., Ltd. (北京市鼎新新技術有限責任公司), *Beijing Tiancai Gas Engineering Co., Ltd. (北京天彩燃氣工程有限公司), *Beijing Haohaida Gas Equipment Maintenance Co., Ltd. (北京昊海達燃氣設備維修有限公司), *Beijing Yongyishuke Anti-Corrosion Technology Co., Ltd. (北京永逸舒克防腐蝕技術有限公司), *Beijing Tianxing Gas Engineering Co., Ltd. (北京天興燃氣工程有限公司) and Gas Group's affiliated company which is *Hua You Company (華油公司)
"Transfers"	(a) the transfer of the entire issued share capital of Beijing Holdings held by certain individuals on behalf of the Beijing Municipal Government to Beijing Enterprises Group, and (b) the transfer of the entire interest in BEIL held by Beijing Holdings (BVI), representing approximately 72.72% of the entire issued share capital of BEIL, to the Vendor, both transfers to be completed at the same time as, or immediately after Completion
Vendor	Beijing Enterprises Group (BVI) Company Limited (北京控股集團(BVI)有限公司), a limited liability company incorporated in the British Virgin Islands

The English names of companies incorporated in the PRC as disclosed in this circular are the translations of their respective official Chinese names for identification purposes only.

Unless otherwise specified, the HK dollar amounts shown in this circular have been translated at an exchange rate of HK$1.00 = RMB0.98955 for reference purposes only.

* *for identification purposes only*

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 392)

Board:
Executive Directors:
Mr. Yi Xi Qun *(Chairman)*
Mr. Zhang Hong Hai *(Vice Chairman and CEO)*
Mr. Li Fu Cheng *(Vice Chairman)*
Mr. Bai Jin Rong *(Vice Chairman)*
Mr. Liu Kai *(Vice President)*
Mr. Guo Pu Jin
Mr. Zhou Si
Mr. E Meng *(Vice President)*
Mr. Zhao Chang Shan
Mr. Lei Zhen Gang

Independent Non-executive Directors:
Mr. Lau Hon Chuen, Ambrose
Dr. Lee Tung Hai, Leo
Mr. Wang Xian Zhang
Mr. Wu Jiesi
Mr. Robert A. Theleen

Company Secretary:
Mr. Tam Chun Fai CPA CFA

Registered Office:
Room 4301, 43/F., Central Plaza
18 Harbour Road
Wanchai
Hong Kong

30 April 2007

To the shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION
(INCLUDING THE ISSUE OF NEW SHARES)
CONNECTED TRANSACTIONS
AND
CONTINUING CONNECTED TRANSACTIONS

I. INTRODUCTION

Reference is made to the Announcement in respect of a very substantial acquisition (including the issue of new Shares) and a number of connected transactions and continuing connected transactions of the Company. The relevant parties have entered into further discussion leading to the transactions as described below.

Sale and Purchase Agreement

On 10 April 2007, the Company, the Vendor and other parties entered into the Sale and Purchase Agreement pursuant to which the Company agreed to purchase the entire issued share capital of the Target Company for a total consideration of HK$11,600,000,000, which is payable as to HK$4,000,100,000 in cash and as to the balance by way of issuance of the Consideration Shares. According to Rule 14.08 of the Listing Rules, the Acquisition constitutes a very substantial acquisition of the Company and is deemed by the Stock Exchange as a connected transaction of the Company. According to Rules 14.49 and 14A.18 of the Listing Rules, the Acquisition, including the issue and allotment of the Consideration Shares, is subject to the approval of the Independent Shareholders by way of poll and BEIL and its associate(s) will abstain from voting at the Extraordinary Shareholders' Meeting.

Connected transactions and continuing connected transactions

The Group has already entered into or will enter into several agreements with Beijing Enterprises Group and its associates. Beijing Enterprises Group will become a connected person of the Company upon Completion and thus such agreements will constitute connected transactions or continuing connected transactions (as the case may be) of the Company. As the annual aggregate amount for certain continuing connected transactions is expected to exceed 0.1% of the Relevant Ratio or HK$1 million in absolute terms but is expected to be less than 2.5% of the Relevant Ratio, such continuing connected transactions are subject to reporting and announcement requirements under Chapter 14A of the Listing Rules. Such transactions are disclosed in the Announcement so as to comply with the announcement requirement and set out in this circular for Shareholders' information.

Independent Shareholders' approval and the opinion of the Independent Financial Adviser

The Independent Board Committee, comprising Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen, has been formed and CLSA Equity Capital Markets Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition (including the issuance of the Consideration Shares).

This circular

The purpose of this circular is to provide you with (i) further information on the above transactions; (ii) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and (iv) a notice for convening the Extraordinary Shareholders' Meeting (to consider and, if thought fit, to approve the Acquisition and the issuance of the Consideration Shares).

II. SALE AND PURCHASE AGREEMENT

Date 10 April 2007

Parties

Purchaser: the Company

Vendor: the Vendor

Warrantors: (1) the Vendor, (2) Beijing Enterprises Group, (3) Beiran Enterprises Ltd. and (4) Gas Group

Guarantor: Beijing Enterprises Group

The Warrantors jointly and severally represent, warrant and undertake to and with the Company that the representations, warranties and undertakings made by the Warrantors pursuant to the Sale and Purchase Agreement (collectively, the "Warranties") are, at the time of execution of the Sale and Purchase Agreement, and will remain, at all times between the date of the Sale and Purchase Agreement and Completion, true and accurate and not misleading.

The Guarantor has given an unconditional and irrevocable guarantee to Gas Group for the purpose of securing the due and punctual performance and observance by the Vendor of all its respective obligations, commitments, undertakings, warranties, indemnities and covenants under or pursuant to the Sale and Purchase Agreement and has agreed to indemnify Gas Group against all losses, damages, costs and expenses (including legal costs and expenses) which the Company and Gas Group may suffer as a result of or in connection with any breach by the Vendor of any such obligation, commitment, undertaking, warranty, indemnity or covenant.

The Acquisition

Pursuant to the Sale and Purchase Agreement, the Vendor agrees to sell to the Company, and the Company agrees to purchase, the entire issued share capital of the Target Company. Upon Completion, the Target Company will become a wholly-owned subsidiary of the Company.

Consideration

The consideration of HK$11,600,000,000 for the Acquisition shall be paid by the Company as to HK$4,000,100,000 by way of cash and as to the balance of HK$7,599,900,000 by way of issuance of 411,250,000 Shares to the Vendor.

The cash consideration will be financed by the Company's internal resources and/or bank loans. Out of the cash consideration, HK$3,000,000,000 will be paid upon Completion and the balance of HK$1,000,100,000 will be paid before 30 June 2008 (or such other date as the parties to the Sale and Purchase Agreement may agree in writing).

Based on the current settlement plan, HK$2,000,000,000 of the first instalment of the cash consideration will be financed by a 5-year syndicated bank loan and the remaining balance of HK$1,000,000,000 will be settled through the Group's current accounts with the Vendor's affiliated companies as directed by the Vendor.

The consideration for the Acquisition has been determined after arms' length negotiation between the parties taking into consideration, *inter alias*:

- the prospects of the Target Group, including its competitiveness and its estimated profitability;
- the price-to-earnings ratio, price-to-book value ratio and enterprise value to EBITDA ratio of other piped natural gas companies;
- the synergistic effect expected to arise from the Acquisition; and
- the expected enhancement to the Company's position in the market and competitiveness upon Completion.

The Consideration Shares will be issued at HK$18.48 per Share. As at the Latest Practicable Date, the nominal value of the issued share capital of the Company was HK$62,250,000, divided into 622,500,000 Shares. As at the Latest Practicable Date, the Consideration Shares represented approximately 66.06% of the existing issued share capital of the Company. Upon Completion, the Consideration Shares will represent approximately 39.78% of the enlarged issued share capital of the Company. On 3 April 2007, being the last trading day of the Shares immediately prior to the date of the Announcement, the price of the Shares as quoted on the Stock Exchange was HK$19.80 (the "Closing Price"). The issue price of the Consideration Shares (i.e. HK$18.48 per Share) represents a discount of approximately 6.67% to the Closing Price, and represents a discount of approximately 6.59% and 5.05%, respectively, to the average closing price per Share for the five and ten trading days immediately prior to the date of the Announcement. The price of the Shares as quoted on the Stock Exchange as at the Latest Practicable Date was HK$20.45 (the "LPD Price") and the issue price of the Consideration Shares (i.e. HK$18.48 per Share) represents a discount of approximately 9.6% to the LPD Price. Based on the LPD Price, the total value of the Consideration Shares is HK$8.41 billion.

The Consideration Shares shall rank pari passu in all respects with the Shares in issue and existing at Completion. The Company will make an application to the Stock Exchange for the listing of, and permission to deal in, the Consideration Shares. There are no restrictions on the disposal of the Consideration Shares. The Vendor confirms that it does not have any intention to transfer, mortgage or pledge the Consideration Shares to any person (except a wholly-owned subsidiary of Beijing Enterprises Group) within 6 months from the day on which the Consideration Shares are allotted to the Vendor.

Conditions Precedent

Completion is subject to each of the following conditions being satisfied or waived (in the case of the conditions described in paragraphs 1, 2, 3, 5 and 6 below):

1. at Completion, and at all times between the date of the Sale and Purchase Agreement and Completion, all the Warranties are and have been true and accurate and not misleading;

2. the Company notifying the Vendor in writing that it is satisfied in reliance on the Warranties as to:

   2.1 the completion of the Division and the transfer by Beijing Enterprises Group of the entire share capital of Gas Group to the Vendor in accordance with the approval of the relevant State authorities ("Capital Transfer"); and

   2.2 the respective business permits, finance, assets, contracts, taxation and commercial status of each member of the Target Group;

3. the Vendors, Beijing Enterprises Group, Gas Group and Beiran Enterprises Ltd. having fully complied with all the covenants, agreements, obligations and conditions under the Sale and Purchase Agreement;

4. all necessary third party (including governmental or official authorities) consents being obtained and no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the shares in the Target Company or the operation of any member of the Target Group after Completion having been proposed, enacted or made by any governmental or official authority;

5. receipt by the Company of a legal opinion issued by a firm of qualified lawyers in the PRC in respect of the completion of the Division, Capital Transfer, the Sale and Purchase Agreement and all matters relating thereto regarding all material issues under PRC law to the satisfaction of the Company;

6. receipt by the Company of a legal opinion issued by a firm of qualified lawyers in the British Virgin Islands in respect of the Vendor and the Sale and Purchase Agreement and all matters relating thereto regarding all material issues under the laws of the British Virgin Islands to the satisfaction of the Company;

7. the passing of the necessary resolutions by the Independent Shareholders to approve the Sale and Purchase Agreement, the issue and allotment of the Consideration Shares to the Vendor and the other transactions contemplated thereunder, in accordance with the Listing Rules; and

8. approval for the issuance of the Consideration Shares being granted by the China Securities Regulatory Commission and approval for the listing of, and permission to deal in, the Consideration Shares being granted by the Stock Exchange.

Except for conditions 4, 7 and 8, all conditions may be waived by the Company. Completion shall take place on 30 June 2007 (or on such other date as the parties to the Sale and Purchase Agreement may agree in writing).

The Company shall publish an announcement regarding the status of the Acquisition at Completion.

Shareholders should note that the Acquisition will only become unconditional upon the fulfilment (or waiver, if applicable) of the conditions above, and the conditions may not be satisfied or waived (as the case may be). Therefore, Shareholders and the public should exercise caution when dealing in the securities of the Company.

III. SHAREHOLDING STRUCTURE OF THE COMPANY AND THE TARGET GROUP

The following is the simplified shareholding structure chart of the Company as at the Latest Practicable Date:


Beijing Municipal Government
(Note 1)
Beijing Holdings
(Note 1)
Beijing Holdings (BVI)
(Note 2)
Other institutions subordinated to the Beijing Municipal Government
72.72%
27.28%
BEIL
(Note 2)
Public Investors
52.05%
47.95%
The Company

The following is the simplified shareholding structure chart of the Target Group as at the Latest Practicable Date:


Beijing Municipal Government
Beijing Enterprises Group
100%
100%
Beiran Enterprises Ltd.
The Vendor
100%
Target Company
100%
Gas Group
Subsidiaries and affiliates of Gas Group
(Note 4)

The following is the simplified shareholding structure chart of the Company and the Target Group immediately after Completion:


Beijing Municipal Government
(Note 1) (Note 3)
Beijing Enterprises Group
(Note 3)
100%
100%
100%
Beiran Enterprises Ltd.
Vendor
(Note 2)
Beijing Holdings
(Note 1)
100%
Beijing Holdings (BVI) Limited
Other institutions subordinated to Beijing Municipal Government
72.72%
27.28%
BEIL
(Note 2) (Note 3)
Public Investors
39.78%
31.34%
28.88%
The Company
100%
Target Company
100%
Gas Group
Subsidiaries and affiliates of Gas Group
(Note 4)

Notes:

(1) The entire issued share capital of Beijing Holdings is held by certain individuals on behalf of the Beijing Municipal Government. To the knowledge of the Directors, the entire issued share capital of Beijing Holdings will be transferred to Beijing Enterprises Group at the same time as, or immediately after,

Completion (as part of the Transfers), as a result of which Beijing Holdings will become a wholly-owned subsidiary of Beijing Enterprises Group. Beijing Enterprises Group is a State-owned enterprise and its entire shareholding is in turn controlled by the Beijing Municipal Government.

(2) To the knowledge of the Directors, Beijing Holdings (BVI) will transfer its entire interest in BEIL, representing approximately 72.72% of the entire issued share capital of BEIL, to the Vendor at the same time as, or immediately after Completion (as part of the Transfers), as a result of which BEIL will become a subsidiary of the Vendor.

(3) The obligations on the part of Beijing Municipal Government and any entity under its control to make a general offer for the Shares as a result of the Acquisition and the Transfers pursuant to the "Codes on Takeovers and Mergers and Share Repurchases" have been waived by the Securities and Futures Commission of Hong Kong.

(4) As at the Latest Practicable Date, the subsidiaries and jointly-controlled entities of Gas Group comprise *Beijing Dingxin New Technology Co., Ltd. (北京市鼎新新技術有限責任公司) (a wholly-owned subsidiary of Gas Group), *Beijing Tiancai Gas Engineering Co., Ltd. (北京天彩燃氣工程有限公司) (92% equity interest owned by Gas Group), *Beijing Haohaida Gas Equipment Maintenance Co., Ltd., (北京昊海達燃氣設備維修有限公司) (75% equity interest owned by Gas Group), *Beijing Yongyishuke Anti-Corrosion Technology Co., Ltd. (北京永逸舒克防腐蝕技術有限公司) (80% equity interest owned by Gas Group), *Beijing Tianxing Gas Engineering Co., Ltd. (北京天興燃氣工程有限公司) (87.08% equity interest owned by Gas Group) and *Hua You Company (華油公司) (40% equity interest owned by Gas Group).

As at the Latest Practicable Date, approximately 52.05% of the issued share capital of the Company was held by subsidiaries of Beijing Holdings, which is controlled by the Beijing Municipal Government. To the knowledge of the Directors, the Transfers will be completed at the same time as, or immediately after, Completion. The Transfers are conditional upon Completion, but not vice-versa. As a result of the Transfers, Beijing Holdings and BEIL will become subsidiaries of Beijing Enterprises Group. As the Vendor is also a subsidiary of Beijing Enterprises Group, approximately 71.12% of the issued Shares will be controlled by Beijing Municipal Government through Beijing Enterprises Group and its subsidiaries immediately after Completion. Therefore, the Directors are of the opinion that completion of the Acquisition will not result in a change of control of the Company.

The following table sets out the shareholding structure of the Company (i) as at the Latest Practicable Date and (ii) immediately after Completion and the Transfers:

Shareholders	As at the Latest Practicable Date		Immediately after Completion and the Transfers	
	Number of Shares	%	*Number of Shares*	%
BEIL and its wholly-owned subsidiary (Modern Orient Limited)	324,000,000	52.05%	324,000,000	31.34%
The Vendor	Nil	Nil	411,250,000	39.78%
Public investors	298,500,000	47.95%	298,500,000	28.88%
Total	622,500,000	100.00%	1,033,750,000	100.00

IV. INFORMATION RELATED TO THE GROUP

The Group is principally engaged in public utilities, infrastructure projects, investment holding and investment management.

Please refer to the section headed "Management Discussion and Analysis" and Appendix I for financial information of the Group.

V. INFORMATION RELATED TO THE TARGET GROUP

Division and Capital Transfer

The supply of gas in Beijing began in August 1958 with the official establishment of Beijing Coal Gas and Heating Corporation. In 1974, Beijing Coal Gas and Heating Corporation was divided into Beijing Coal Gas Company, Beijing District Heating Company and Beijing Gas Appliances Factory. In 1987, Beijing Natural Gas Company and Beijing LPG Company were established and were under Beijing Municipal Public Utilities Bureau together with Beijing Coal Gas Company. In 1999, the Beijing Municipal Government as the sole contributor established Original Gas Group, which was responsible for the administration of 11 major entities subsequently transferred to it including Beijing Gas Company, Beijing Natural Gas Company, Beijing LPG Company that were under the original Beijing Municipal Public Utilities Bureau. At the end of 2001, Beijing Coke Chemical Factory was transferred to Original Gas Group. In July 2006, Original Gas Group completed the final phase of the project of conversion of coal gas into natural gas. Beijing became the first city in the PRC that had completed such type of conversion project, and the coal gas business of Original Gas Group also ceased to operate simultaneously in Beijing.

Pursuant to the approval of relevant government authorities of Beijing, Original Gas Group underwent restructuring by way of division with the divided entity continuing to exist, and was divided into Gas Group and Beiran Enterprises Ltd.. Gas Group and Beiran Enterprises Ltd. succeeded the assets, liabilities, businesses, personnel and related rights and obligations of Original Gas Group, out of which, the piped gas business operated by Original Gas Group as well as the assets, liabilities and personnel related to the piped gas business were succeeded by Gas Group. Other businesses of Original Gas Group as well as related assets, liabilities and personnel were succeeded by Beiran Enterprises Ltd.

Gas Group was established on 27 October 2006 upon the division of Original Gas Group pursuant to the injection and division plan approved by the relevant PRC government authorities. Its registered capital is RMB1,983,630,000. The term of operation is from 27 October 2006 to 19 March 2057. At the time of establishment, it was named "Beijing Gas Company Limited", with Beijing Enterprises Group as the sole registered owner. It was later renamed "Beijing Gas Group Company Limited". Gas Group principally engages in the business of supplying and sale of piped natural gas and related businesses in Beijing.

The Vendor is an oversea company established by Beijing Enterprises Group in November 2006 with the approval of the Ministry of Commerce of PRC and its principal business is the holding of the entire issued share capital of the Target Company. The Target Company is an oversea company established by the Vendor. in November 2006 with the approval of the Ministry of Commerce of PRC and its principal business is the holding of the entire equity interest in Gas Group. In March 2007, Beijing Enterprises Group transferred its entire shareholding in Gas Group to the Target Company. As at the Latest Practicable Date, the sole registered owner of Gas Group is the Target Company.

Beiran Enterprises Ltd. was the entity subsisting upon the division of Original Gas Group. The date of change in its registration is 27 October 2006. Its registered capital is RMB1,000,000,000. Beiran Enterprises Ltd. is a wholly-owned subsidiary of Beijing Enterprises Group. Its principal businesses are supplying and sale of compressed natural gas and LPG, manufacturing, processing and sale of gas equipment and tools, construction of gas pipelines, installation of equipment, planning and design of municipal gas and heating projects, engineering survey, technology services for gas and heating, production of coke, sale of raw chemical materials and property management.

Beijing Enterprises Group is a limited liability company wholly owned by the State and was incorporated in Beijing on 18 January 2005. Its entire equity interest is controlled by the Beijing Municipal Government and its principal businesses are investment holding and investment management.

Industry Overview on the Supply of Natural Gas

Energy consumption forecast in the PRC

Due to the energy structure of China, coal occupies a significant share in the primary energy consumption in the PRC, accounting for approximately 68.9% of the total consumption of primary energy in the PRC in 2005. Petroleum followed coal and accounted for approximately 21%, and natural gas accounted for approximately 2.9% in 2005, respectively. Consumption of coal in the PRC has resulted in the problems of acid rain and air pollution in certain regions in the PRC. It has created additional pressure on the economic development and environmental protection in the PRC. Furthermore, the crude oil reserves in the PRC are limited and China has to rely on imports. Due to the high degree of volatility of international oil prices, the exploration and development of alternative energy sources is an issue of the PRC government requiring for resolutions. As natural gas is clean, economical, safe, efficient and convenient, and the natural gas reserves in the PRC are relatively abundant, the development in the utilisation of natural gas bears significance in improving the energy structure of China and mitigating the pressure on the demand and supply of petroleum.

As of the end of 2005, China had completed the construction of 22,451 km of natural gas transmission pipelines, with a transportation capacity of 37.4 billion cubic metres per annum. The "West to East Gas Transmission" pipelines of approximately 4,200 km long officially commenced commercial operation on 30 December 2004, which enabled the transportation of natural gas from the rich reserves in the west to the central and eastern part of China which is more economically developed and more densely populated. Nos. 1 and 2 transmission pipelines of the Shaanxi-Beijing Gas Transmission Pipelines with a total length of approximately 1,700 km were completed in 1997 and 2005 respectively, of which the total transportation capacity is 15.3 billion cubic metres per annum. It effectively meets the demand for natural gas of northern China, particularly Beijing. In addition, the PRC government has also adopted a number of measures to encourage the use of natural gas so as to reduce pollution.

Development of the natural gas businesses in Beijing

Beijing is the capital of China. It is also one of the largest and most rapidly growing metropolitans in the PRC. The major energy source of Beijing is coal. The massive utilisation of coal has resulted in severe air pollution in Beijing. In order to improve the air quality in the urban area, Beijing Municipal Government has devoted efforts in introducing natural gas as an alternative energy source. From 1998 until now, Beijing Municipal Government has published numerous measures to reduce air pollution, which expressly endorse the active promotion of natural gas and other clean energy sources to accelerate the improvement of air quality.

With the acceleration of urbanisation in Beijing, urban renewal and the increase in new constructions (according to the statistical figures of Beijing Statistical Year Book published by Beijing Statistics Bureau, newly constructed gross floor area in Beijing increased from 23,580,000 sq. m. in 2000 to 46,790,000 sq. m. in 2005), as well as the growth in the population of Beijing (according to the statistical figures of Beijing Statistics Year Book, the population of Beijing grew from 13,636,000 in 2000 to 15,380,000 in 2005), the utilisation of natural gas also increased significantly. Set out below is a table of the annual purchase volume of natural gas, number of users and length of natural gas pipelines in Beijing between 1998 and 2005:

Item	1998	1999	2000	2001	2002	2003	2004	2005
Annual purchase volume (billion cubic metres per annum)	0.326	0.648	0.957	1.674	1.800	2.385	2.553	3.024
Number of ultimate end users (1,000)	820	1,050	1,350	1,720	1,930	2,300	2,590	3,060
Length of pipelines (km)	2,181	3,277	4,231	5,328	5,743	6,773	6,906	7,124

Source: China Urban Construction Statistics Yearbook published by the General Financial Division, Ministry of Construction, the PRC

With 2008 Olympics scheduled to be held in Beijing, Beijing is positioning itself as the Resident-Friendly City and is accelerating the implementation of the strategy of construction of new urban and rural areas. Hence, the Directors are of the opinion that the development of the gas market in Beijing will continue to be rapid. It is expected that by 2008, the proportion of clean energy in Beijing will increase substantially. Total consumption of natural gas will reach over five billion cubic metres per annum. By 2010, it is expected to reach over six billion cubic metres per annum. According to the Overall Urban Planning of Beijing (2004-2020), by 2020, the aggregate natural gas consumption will be approximately 11-12 billion cubic metres per annum. the urban areas will be supplied with piped gas, with major suburban towns enjoying priority in adopting the supply of piped gas.

Legal regulation of the urban piped gas industry

The Ministry of Construction of PRC published the "Management Methods on the Administration of City Gas" on 23 December 1997, which officially became effective on 1 January 1998. Such measures are applicable to the planning, construction and operation of a gas business in urban areas, the production and sales of equipment, and the application and safety management for gas consumption and operation. It provides that the design and construction of piped gas projects shall be undertaken by units with corresponding qualification certificates in design and construction, and shall comply with the relevant technology standards and specifications of the government. Entities supplying gas must satisfy qualification assessment and register with the Administration of Industry and Commerce before engaging in the activities.

The Ministry of Construction of the PRC published the "Management Methods on the Administration of Concession Granting for Public Utilities" on 19 March 2004, which was officially implemented on 1 May 2004. Such measures state that the granting of a concession in municipal and public utility businesses is by selection of investors or operators in municipal and utility businesses by the government pursuant to the law, and the investor or operator may operate a particular municipal and public utility products or provide a particular service within a certain timeframe and scope. The term of the concession is up to 30 years. The relevant authorities shall enter into a concession agreement with the company which has been granted the concession. Such measures also provide that the municipal administration authorities shall assist the concessionaire to compute the pricing and cost structure of the utility service, and provide advice to adjust the pricing and structure whenever necessary.

The Beijing Municipal Government published the "Measures for the Granting of Concessions to Operate Municipal Infrastructure in Beijing Municipal City" on 28 August 2003, which was officially implemented on 1 October 2003. Pursuant to such methods, the government may grant a concession to operate municipal infrastructure to an enterprise or any type of entity, which permits it to operate a particular municipal infrastructure within a certain period of time and scope. The implementing authorities shall enter into a concession agreement with the company which has been granted the concession. The Standing Committee of the People's Congress of Beijing published the "Regulations concerning Granting of Concessions to Operate Municipal Infrastructure in Beijing" on 1 December 2005, which was officially implemented on 1 March 2006 and at the same time repealed the "Management Methods on the Administration for the Granting of Concession of Infrastructure in Beijing Municipal City". Such regulations govern the granting of concessions to operate municipal infrastructure by the government. The term of the concession is up to 30 years. The regulations also provide that the implementing authorities shall supervise and analyse the status of implementation for the concessioned municipal infrastructure projects, and regularly conduct joint assessment of the status of implementation with professional institutions of the relevant authorities.

The Standing Committee of the People's Congress of Beijing published the "Regulations concerning the Administration of Gas in Beijing Municipal City" on 3 November 2006, which will be officially implemented on 1 May 2007. Such regulations are applicable to the planning, supply and usage of gas, the construction of gas facilities and other related administration activities in the administration districts in Beijing.

According to the relevant provisions such as the "Pricing Law of the PRC", the "Measures for the Hearing on the Government Pricing Setting of the PRC" and the "Regulations on Implementing the System of Hearing on Pricing of Beijing Municipal City", the price of natural gas, as an important public utility commodity, adopts government guidance price and/or government-set price. In addition, pursuant to the "Catalog for the Hearing of Pricing", the setting and adjustment of the price of gas consumed by residents of Beijing is decided upon the conduct of hearings organised by the pricing authorities in Beijing as to the necessity and feasibility in the determination and adjustment of pricing of gas consumed by residents. In accordance with the

"Notice on the Reform of Computation Mechanisms for the Wellhead Price of Natural Gas and the Appropriate Increase in the Wellhead Price of Natural Gas in the Near Term" published by the National Development and Reform Commission of PRC on 23 December 2005, the State will reform the setting of computation of the wellhead price of natural gas, and formulate a mechanism that may link the price of Natural Gas to that of alternative energy sources with a dynamic adjustment the price dynamically. Local governments at various levels and their pricing authorities shall adequately consider the demand and supply of natural gas in the market to reasonably arrange the selling price of natural gas.

Competitive Advantages of the Target Group

The Board considers that the competitive advantages of the Target Group are as follows:

- **Unparallel location advantage of capital:** As the capital of the PRC, Beijing ranks top in the PRC both in terms of the pace of economic development and the progress of urbanisation. Beijing will hold the 2008 Olympics and has initiated the mission to hold a "Green Olympics", which will dramatically speed up the process of urbanisation, marketisation and globalisation of Beijing. As a result, the city's modernisation will be gradually enhanced. The demand for clean energy, in particular natural gas, will increase substantially. These factors provide a favourable operating environment, broad user base and great potential for expansion of Gas Group. As the piped natural gas operator serving Beijing, the capital city of the PRC, the Target Group has an unparallel location advantage. Due to the utmost importance of "ensuring the safe and stable natural gas supply for Beijing", the Target Group is supported by resources and policies provided by the State energy administration authorities and upstream gas providers to achieve its business planning and expansion.

- **Leading position in the industry:** As at the end of 2005, among the city gas suppliers in the PRC, the Target Group ranked No. 1 in China in terms of the number of natural gas users, the volume in purchase and sales of natural gas and the length of the operating pipeline network system. The above demonstrates the key position of the Target Group in the industry, which could greatly facilitate the further expansion of its piped natural gas business in other cities and regions.

- **Broadly covering trunk pipeline network system:** The trunk pipeline network of the Target Group covers all urban districts of Beijing as well as suburban districts including Tongzhou, Daxing, Changping, Shunyi, Fangshan and Mentougou. In the near future, the trunk pipeline network will be extended to districts and counties including Huairou, Miyun and Pinggu. After years of development, it has formed the unique distribution network system in the PRC with five pressure levels ranging from high to low pressure levels, which is comprised of pipelines of 7,295 km, five citygates, four spherical gas-holder stations and over 10,000 pressure regulation facilities and related monitoring and control systems. As a result, the Target Group has established a distinct competitive advantage in Beijing urban and sub-urban areas.

- **Stable and adequate supply of gas:** At present, natural gas of adequate volume in Shaanxi, Hebei and Xinjiang is supplied to Beijing through long transmission pipelines. The Target Group has formed a strategic cooperation relationship with PetroChina by setting up a joint venture which owns Nos. 1 and 2 Shaanxi-Beijing Gas Transmission Pipelines and underground gas storage reservoirs, in order to further secure the natural gas supply.

- **Advanced operation management systems:** As the largest city gas supplier in the PRC in terms of scale, the Target Group has 50 years of history and an experienced and professional management team, with a number of experts and leading scholars in the gas industry. In respect of planning of pipeline networks, construction, construction management, gas distribution, contingency safety management, sales services and customers services, the Target Group has formed high-quality management systems. The state-of-the-art technology and the management experience in the industry that the Target Group possesses have served as the example for many city gas suppliers in the PRC in their development of their respective gas businesses.

- **Cutting-edge technology in the industry:** With an emphasis on investment in technology and the introduction and application of state-of-the-art technology, the Target Group has maintained a leading advantage with respect to technology in the industry. The Target Group has conducted more than one hundred technology development projects. Recently, five of them were awarded the Beijing Science and Technology Advance Award. It also has a state-of-the-art control and dispatch centre equipped with the internationally leading SCADA system, which can ensure the safe operation and stable supply under various complicated circumstances.

Business Strategies of the Target Group

The Target Group will endeavour to maintain its status as the "leading city clean energy operator" in the PRC in the future and intends to implement the following business strategies:

- **Further consolidate its leading position in Beijing:** Based on its existing advantages in pipeline network and gas sources, and following the city development plan of Beijing, the Target Group will improve its service standards and proactively develop its heating, commercial and industrial user base so as to increase its sales volume. Capitalizing on the advantages arising from the coverage of the existing trunk pipeline network, the Target Group will increase the usage of piped gas in rural areas to the level as in the urban areas. The marketing of gas supply in Beijing will also be strengthened. Efforts will be devoted to the integration of urban and rural piped gas supply.

- **Continuously improve operation efficiency and enhance investment return:** The Target Group intends to adopt state-of-the-art technology to protect the pipeline network from corrosion, so as to extend the lifetime of the pipeline network and reduce repairs expenses. The Target Group strictly implements the investment budget management system and efficiency evaluation process for strengthening control over capital expenditures as well as increasing the return on investment. At the same time, it plans to upgrade and integrate the existing information management system gradually, to establish a complete customer management information system, to unify its customer's consumption records and credit records and to improve the customer service standard and promote the capital efficiency.

- **Timely expand the market coverage:** The Target Group intends to seek opportunities for its business proactively in other cities in the PRC outside Beijing, so as to fully capitalise on the competitive advantages already possessed by the Target Group, in particular in those cities alongside Nos. 1 and 2 Shaanxi-Beijing Gas Transmission Pipelines. Gas Group has entered into an entrustment investment agreement with the Beijing Enterprises Group for participation in Tangshan Gas Group Company Limited ("Tangshan Gas"). The Gas Group may consider acquiring a certain shareholding interest in Tangshan Gas at any appropriate time.

- **Invest proactively in upstream and downstream entities so as to expand the scope of business:** Following the successful investment in Hua You Company, the Target Group will continue to participate in the construction of upstream transmission pipelines and underground storage reservoirs through Hua You Company, on the one hand, and will continue to identify opportunities to participate in upstream business including transmission pipeline projects within provinces outside Beijing, on the other hand. In addition, the Target Group will tap into the downstream market such as distributed energy supply and customer energy management through different means such as investment and participation.

The principal operating activities of Gas Group

Gas Group has assumed the piped gas business, which mainly involves the distribution and sales of natural gas previously operated by Original Gas Group. Gas Group has obtained the Beijing Gas Operation Permit granted by the Beijing gas administration authority, which enables it to engage in the supply and sale of piped natural gas.

Operation Concession

In the event that a gas supplier with a gas operation permit has obtained the corresponding operation concession, it shall operate the concessioned gas business in the concessioned area during the specified term, subject to compliance with the relevant operation conditions. Beijing Municipal Administration Commission proposed the Implementation Plan for Concessioned Gas Business in Beijing in February 2006. Such plan has been agreed in-principle by the Beijing Municipal Government. According to the plan, Gas Group has the exclusive right within the concession term and the concessioned area to construct gas pipelines, to supply natural gas to the users and to charge the users accordingly. The concessioned area is the area within the Sixth Ring Road in Beijing, the eastern extension area of Changping and the group of the Machihou and Nimtou of Changping. The concession period is 25 years, which will commence from the date the concession agreement is executed. Gas Group may apply for an extension of term from the Beijing Municipal Government at any time during the period of one year prior to the expiration of the term of the concession. The Implementation Plan also sets out in-principle the rights and obligations of the government and Gas Group.

Notwithstanding the relevant regulations that require the authorities of the Beijing Municipal Government to enter into a concession agreement with Gas Group, as at the Latest Practicable Date, both parties are still negotiating the relevant terms of the agreement. The agreement has not yet been entered into. However, pursuant to the opinion of the PRC legal advisers of the Company as to the PRC law:

- On the basis of the prevailing laws and regulations in the PRC and the documents already obtained from the government (including the Implementation Plan and the consent in-principle granted by the Beijing Municipal Government in respect of the same), Gas Group was established upon the Division and succeeded the piped gas business and related businesses under the integrated operation by Original Gas Group in the relevant districts in Beijing prior to the Division. The succession complies with the requirement for integrated operation of urban supply of piped gas. Although the concession agreement has not yet been entered into, there will not be any significant and material adverse effect to the business operation of Gas Group.

- The prevailing laws and regulations of the PRC do not prescribe a timeframe within which the concession agreement must be executed upon confirmation of the Implementation Plan by the government.

- The major provisions of the concession agreement are already provided in-principle in the Implementation Plan.

- Gas Group is negotiating with the authorities authorised by the Beijing Municipal Government on the relevant terms of the concession agreement. The Company's PRC legal advisers believe that there are no legal impediments to execution of the concession agreement.

Sales

The income of Gas Group is mainly derived from the sale of piped gas through the trunk pipeline network and the service lines to residential, heating and cooling, commercial and industrial users as well as heat-electricity co-generation across Beijing. For the three years ended 31 December 2006, the sales volume of natural gas by Gas Group amounted to 2.335 billion cubic metres, 2.826 billion cubic metres and 3.352 billion cubic metres, respectively. The sales income of natural gas accounted for 94.46%, 94.18% and 93.74%, respectively, of the total turnover of Gas Group.

Gas Group has a wide-spread and steady customer base, and does not rely on any single customer. For the year ended 31 December 2006, sales income from the top five customers of Gas Group accounted for approximately 9.3% of the total turnover of Gas Group in aggregate. The top five customers of Gas Group for the year ended 31 December 2006 are shown in the following table:

Top Five Customers of Gas Group in 2006

	Name of the entity	**Gas type**	**Sales income** *(RMB1,000)*
1	Beijing Jingfeng Gas Co-generation Plant	Natural gas	267,545
2	Beijing Luyuanda Clean Vehicle Fuel Technology Development Co., Ltd.	Natural gas	81,514
3	Beijing District Heating Group Limited	Natural gas	77,895
4	Beijing Shougang Tegang Company Limited	Natural gas	77,399
5	Shunyi Gas Company	Natural gas	53,483

The major customer group of Gas Group at present are heating and cooling users (i.e., the operators providing heating and cooling), but mainly heating users. For the three years ended 31 December 2006, the sales volume of natural gas to heating and cooling users by Gas Group amounted to 1.442 billion cubic metres, 1.815 billion cubic metres and 1.850 billion cubic metres, respectively, and accounted for approximately 62%, 64% and 55%, respectively, of the total sales volume of natural gas by Gas Group respectively. Gas Group will replace coal-fired boilers with gas-fired boilers under the guidance of the environmental protection policies of the government and seek new heating users; and devote more efforts to promote direct-fired absorption chilling users and CCHP (combined cooling-heating-power) users so as to increase sales of gas in summer, as well as expand sales volume of those users.

Residential users are the largest customer group of Gas Group in terms of number of users and demonstrate rapid growth momentum. For the three years ended 31 December 2006, the sales volume of natural gas amounted to 488 million cubic metres, 563 million cubic metres and 678 million cubic metres, respectively, and accounted for approximately 21%, 20% and 20%, respectively, of the total sales volume of Gas Group. In order to increase sales to this type of customers, Gas Group will enhance service standard continuously and improve coverage of pipeline network and hookup rate.

Commercial users include restaurants and hotels. It is the steadily growing quality user group of Gas Group. For each of three years ended 31 December 2006, the sales of natural gas to commercial users of Gas Group amounted to 286 million cubic metres, 297 million cubic metres and 308 million cubic metres, respectively, and accounted for approximately 12%, 11% and 9% respectively of the total sales volume in natural gas by Gas Group. With the development in the economy of Beijing as a whole, a substantial number of commercial users deploying other types of energy as fuel now has the ability to switch to natural gas. Hence, there will be greater room for the growth in gas consumption volume by commercial users.

For the three years ended 31 December 2006, the sales volume of natural gas to the industrial users of Gas Group amounted to 75 million cubic metres, 109 million cubic metres and 174 million cubic metres, respectively, and accounted for approximately 3%, 4% and 5%, respectively, of the total sales volume in natural gas by Gas Group. With stricter requirements on environmental protection being imposed by the government on enterprises, and the introduction of relevant regulations, more enterprises will select to switch from highly polluting fuel to clean energy. Natural gas as a clean energy source will become more widely accepted by enterprises. In addition, the continuing and sound development of the economy in Beijing will also accelerate the increase in total consumption of natural gas by enterprises. Based on the reasons above, gas consumption by industrial users will tend to grow.

Other users are mainly heat-electricity co-generation users. Jingfeng Gas Co-generation Plant, the first gas co-generation plant in Beijing, was completed in 2005 and has officially commenced operation. The operation of the plant will mitigate the pressure on electricity supply during the summer peak season in Beijing and reduce the pollution resulting from coal-burning in Beijing. Gas Group supplies natural gas to the plant. As the electricity consumption in Beijing increases year-by-year, whilst highly polluting generation means will be gradually phased out, Beijing Municipal Government plans to construct more natural gas powered electricity generation plants in the future. This will help the Target Group to increase its sales and efficiency and reduce its overall cost.

Selling price

Pursuant to the Circular on the Reform of Computation Mechanisms for the Wellhead Price of Natural Gas and the Appropriate Increase in the Wellhead Price of Natural Gas in the Near Term stipulated by the National Development and Reform Commission, Beijing Municipal Government will establish a price adjustment mechanism on natural gas. In order to deliver the message of energy shortage in China and to mitigate the impact of upstream price increase on local distribution companies, Gas Group has filed an application for the establishment of a price passthrough mechanism to the pricing administration authorities. The pricing administration authorities organised and held a pricing hearing on 22 December 2006, at which the price passthrough mechanism proposed by Gas Group was considered and approved, and it was determined that (1) the price passthrough mechanism will be adjusted once every three years; and (2) the selling prices of natural gas are to be adjusted at the same time and in the same direction as the rise or fall of the citygate prices, with the amount of adjustment substantially equivalent to the change in citygate price.

Pursuant to Jing Fa Gai No. 573 of 2007 issued by the Beijing Municipal Government regarding the notice of the adjustment of municipal natural gas prices, the municipal natural gas price has been upwardly adjusted as of 1 April 2007.

The prices of natural gas sold by Gas Group (taxes included) to various types of major users during the period from 2005 to the Latest Practicable Date are set out in the table below:

Types of users	**1 January 2005 to 31 August 2006** *(RMB per cubic metre)*	**1 September 2006 to Latest Practicable Date** *(RMB per cubic metre)*
Residential	1.90	1.90 (RMB2.05 after 1 April 2007)
Heating and cooling	1.70 to 1.80	1.85 to 1.95
Commercial	2.40	2.55
Industrial	1.80	1.95
Heat-electricity co-generation	1.40	1.55

Purchases

Gas Group purchases from PetroChina natural gas which comes from gas fields in Shaanxi, Xinjiang and Hebei, respectively. With the completion of the long distance transmission pipeline network project (including, but not limited to, the existing pipelines of PetroChina) throughout the country, main gas fields in the PRC owned by PetroChina basically will realise pooled operation, thus increasing the stability in the supply of gas to Beijing. This will also imply that the natural gas purchased by Gas Group will not be limited to the regions mentioned above. The contract for the purchase of natural gas entered into between Gas Group and PetroChina is renewed once every five years. It is supplemented by a natural gas supply volume confirmation entered into once a year to confirm the purchase volume of natural gas for the current year and the first quarter of the following year.

The price of purchase of natural gas by Gas Group is referred to as the "citygate price", which comprises the wellhead price and the transportation fee of gas from gas fields to Beijing. The wellhead price is paid to PetroChina, whilst the transportation fee is paid to Hua You Company (except Hua Bei oil field, of which the purchase cost of natural gas is directly paid to Hua Bei oil field). The National Development and Reform Commission of the PRC sets the citygate price for the year, which is the basis price for the purchase of natural gas by Gas Group. In recent years, the purchase price of Gas Group was the basis price. For each of the three years ended 31 December 2006, the price for the purchase of natural gas by Gas Group from Hua Bei oil field was RMB0.96 per cubic metre. The price for the purchase of natural gas by Gas Group from the Shaanxi – Beijing transmission pipelines system between 2004 and 31 July 2005 was RMB1.13 per cubic metre, and it was RMB1.28 per cubic metre thereafter until the Latest Practicable Date.

The demand and consumption of natural gas fluctuate from season to season and is affected by weather. Among various types of users of Gas Group, sales to heating and cooling users is more heavily affected by weather. Heating service in Beijing usually commences from November of the year and extends until March the next year. During this period, demand for natural gas increases significantly. Pursuant to the purchase contract, PetroChina must satisfy the monthly planned purchase volume. PetroChina usually adopts various means to regulate the gas volume during the peak seasons, so as to ensure it is not affected by any change in demand and can supply natural gas in accordance with the requirements of the contract.

Key performance indicators

Set out in the table below are the key operating figures of the natural gas distribution business for Gas Group between 2004 and 2006:

	As at 31 December,		
	2004	**2005**	**2006**
	(units)	*(units)*	*(units)*
Residential users	2,527,568	2,865,767	3,191,034
Commercial users	14,889	16,309	19,229
Industrial users	167	165	190
Heating and cooling users	3,941	4,417	5,089
Heat-electricity co-generation users	0	1	2

As at 31 December 2006, the combined owner's equity value of the Target Group attributable to the shareholder of the Target Group was approximately RMB9,016 million. For the years ended 31 December 2004, 2005 and 2006, the combined profit before tax of the Target Group was approximately RMB612 million, RMB707 million and RMB549 million, respectively. The combined profit for the year attributable to the shareholder of the Target Company for the years ended 31 December 2004, 2005 and 2006 was approximately RMB492 million, RMB564 million and RMB480 million, respectively, while turnover was approximately RMB4,258 million, RMB5,089 million and RMB6,010 million respectively, for the same three years. The above financial information is extracted from the accountant's report on the Target Company set out in Appendix II of this circular.

Processes and facilities for the distribution of gas

The natural gas sold by Gas Group was first transmitted by upstream supplier from the gas fields to the citygates of upstream where gas is purified, depressurised and metered and then flows to the citygates of Gas Group. After gas analysis, filtering, metering and odorizing, the natural gas is distributed to various types of users in Beijing through the distribution main and relevant facilities.

The main operating facilities of Gas Group include citygate stations, main distribution service lines, citygate station is the overall name for the pressure regulation stations, skids, spherical gas holder stations.

The gas distribution network operated by Gas Group currently includes the pipeline network invested and constructed by Original Gas Group ("Self-built Pipeline Network") and the pipeline network taken over from other parties ("Assigned Pipeline Network"). There is 7,295 km in length of pipelines in the pipeline network in total. The Company has been advised by its PRC legal advisers that, according to the relevant laws and regulations of the PRC, the supply of gas through pipelines is conducted on the basis of integrated operation on a geographical basis. Pursuant to this principle, together with the approval of the Beijing Municipal Government, Gas Group succeeded at nil consideration the integrated operation right of all gas pipelines (including the Self-built Pipeline Network and Assigned Pipeline Network) formerly operated by Original Gas Group within Beijing.

An Illustrative Diagram on the transmission and dispatch system for piped natural gas of Gas Group in Beijing



Most pipelines operated by Gas Group are mainly built with steel. The remaining pipelines are built with polyethylene. Moreover, in order to sustain safe supply of gas, Gas Group has been upgrading the old pipelines or the seriously corroded pipelines.

The gas supply facilities owned and operated by Gas Group are citygates, pressure regulation stations and storage stations. The functions of citygates include gas receipt analysis, pressure regulation, metering, filtering and odourisation. The functions of the pressure regulation stations mainly include filtering, pressure regulation and metering. The functions of the storage stations mainly include daily peak shaving and contingent supply of gas under emergency circumstances as well as the functions of the pressure regulation stations.

Auxiliary businesses of the Target Group

Subsidiaries

The auxiliary businesses not within the scope of, but related to, the piped gas operation of the Target Group are mainly provided by the subsidiaries of Gas Group. Those businesses include the installation and repair of gas appliances, the surveying and plotting of underground projects, gas technology consultation and development, installation, pipeline anti-corrosion, equipment installation, trial-run and repair, technical service and development, and engineering procurement construction.

Hua You Company

In order to fulfill the demand for natural gas from the economic and social development in Beijing, PetroChina and the Beijing Municipal Government established Beijing Natural Gas Transmission Company on 12 July 1991. Beijing Natural Gas Transmission Company was mainly engaged in the construction, operation and management of the Shaanxi-Beijing Gas Transmission Pipeline. PetroChina and the Beijing Municipal Government held 60% and 40% of equity interests in that company respectively. In May 2001, Beijing Natural Gas Transmission Company was transformed into Hua You Company. In March 2002, Original Gas Group obtained the 40% equity interest in Hua You Company previously held by the Beijing Municipal Government, and such equity interest was succeeded by Gas Group pursuant to the Division.

The natural gas transmission and dispatch facilities now owned by Hua You Company mainly include Nos. 1 and 2 Shaanxi-Beijing Gas Transmission Pipeline (with a designed maximum annual transmission capability of 15.3 billion cubic metres in total), 4 underground storage reservoirs (with a designed working volume of 2.357 billion cubic metres in total), and numerous gas supply stations, valve rooms, pressure compression stations and dispatch centres.

Hua You Company mainly transmits natural gas from the upstream gas field to Beijing, Tianjin and Hebei through the abovementioned transmission and dispatch facilities, and supplies gas to the above regions. Gas Group is the largest customer of Hua You Company. For each of the three years ended 31 December 2006, the total volume of gas transported by Hua You Company amounted to approximately 3.291 billion cubic metres, 4.032 billion cubic metres and 5.888 billion cubic metres, respectively. Upon the completion of the Shaanxi-Beijing Gas Transmission Pipeline, gas supply to Beijing will become more reliable with such system of double-lines and pooled operation of gas fields.

For the year ended 31 December 2006, the turnover of Hua You Company for the year was RMB2,560 million and the profit for the year was RMB428 million. As at 31 December 2006, the total assets of Hua You Company was RMB12,594 million and the net assets was RMB6,571 million. The investment of Gas Group in Hua You Company not only renders economic benefits for the Gas Group but also ensures a stable and steady supply of gas from a strategic perspective.

Competition

In order to ensure the safe supply of gas in Beijing and the reasonable allocation of resources and taking the leading role of the government in the allocation of incoming gas, the Beijing Municipal Administration Commission drew up the Implementation Plan for Granting Concession to Gas Group in accordance with the procedures and requirements as provided in the relevant regulations in February 2006. The Implementation Plan has obtained the consent in principle from the Beijing Municipal Government.

The Directors are of the opinion that, with the coverage of the pipeline network, the professional operation management experience, its reputation and status established in the market, Gas Group will occupy a leading position in future market development outside the concession area.

Apart from the above, Gas Group also faces competition from those suppliers of substitute energy, such as coal and electricity. Compared with coal, natural gas has the advantages of being cleaner, safer and more convenient. Taking into account environmental protection, the PRC government is planning to gradually increase the use of natural gas. In terms of costs, natural gas is more advantageous than electricity. Therefore, the Directors are of the opinion that the competition from other alternative energy sources will not pose serious threats to the businesses of Gas Group.

VI. CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

At the same time as or immediately after Completion, the Transfers will be completed, as a result of which Beijing Holdings will become a wholly-owned subsidiary of Beijing Enterprises Group and the Vendor will become the controlling shareholder of BEIL. As BEIL is a substantial shareholder of the Company, Beijing Enterprises Group will, by virtue of its shareholding interest in the Vendor and BEIL, become a substantial shareholder of the Company. Accordingly, Beijing Enterprises Group will become a connected person of the Company. The associates of Beijing Enterprises Group (including the Vendor, Beijing Holdings, Beiran Enterprises Ltd. and the enterprises controlled by Beiran Enterprises Ltd.) will also become connected persons of the Company.

As the Transfers will be conducted at the same time as or immediately after Completion, and the Vendor will become a connected person of the Company following the Transfers, the Acquisition is regarded as a connected transaction for the Company at Completion.

The Group has also entered into several agreements with Beijing Enterprises Group and its associates (except the Deed of Indemnity described as Category 1.2 below which will only be entered into upon Completion). Under Chapter 14A of the Listing Rules, the transactions under such agreements constitute connected transactions or continuing connected transactions (as the case may be) of the Company. The following are the summaries, historical figures (if any) and the projected future transaction figures of such transactions for the three years ending 31 December 2007, 2008 and 2009 (if applicable).

Connected Transactions

1. Indemnities

1.1 Under the Sale and Purchase Agreement, Beijing Enterprises Group has given an unconditional and irrevocable guarantee to Gas Group for the purpose of securing the due and punctual performance and observance by the Vendor of all its respective obligations, undertakings and indemnities under or pursuant to the Sale and Purchase Agreement and has agreed to indemnify Gas Group against all losses, damages, costs and expenses (including legal costs and expenses) which the Company and Gas Group may suffer as a result of or in connection with any breach by the Vendor of such obligations, commitment, undertakings, warranty, indemnity or covenant.

1.2 Upon Completion, Beijing Enterprises Group, the Vendor, Gas Group and the Target Company will execute a Deed of Indemnity ("Deed of Indemnity"). Pursuant to the Deed of Indemnity, the Vendor and Beijing Enterprises Group will warrant and undertake jointly and severally to Gas Group to indemnify members of Gas Group and to keep them indemnified against (including the following events):

- all losses suffered by members of the Target Group as a result of or in connection with any party's (except the Company's and Gas Group's) failure to fully perform and observe all clauses of the Sale and Purchase Agreement and the Division Agreement, or any inaccurate representations, warranties and undertakings given by the Vendor, Beijing Enterprises Group, Gas Group and/or Beiran Enterprises Ltd. under the Sale and Purchase Agreement on the date of the Deed of Indemnity or upon Completion;

- any compensation, indemnity or amount paid by members of the Target Group to any third party as a result of or in connection with any action taken, allowed or caused to be taken (except for those actions that are conducted in the ordinary and usual course of business on normal commercial terms) or not taken by the members of the Target Group prior to Completion;

- all costs and expenses (including legal costs and expenses) and all losses which the Target Group may suffer as a result of or in connection with any guarantee provided by the Target Group for any loans borrowed by Gas Group or its associates;

- all damages, costs and expenses payable to the Company by Gas Group (including legal costs and expenses) and/or all losses and liabilities incurred by Gas Group as a result of the execution of the Sale and Purchase Agreement and/or the giving of any warranty, representation and undertaking by Gas Group (whether or not such damages, costs, expenses, losses and liabilities have been determined by any competent courts, arbitration awards or settlement); and

- tax liabilities of members of the Target Group (including any tax liabilities arising from any revenue, profit or income earned, accumulated or collected, upon or prior to Completion, or any tax event that happened upon or prior to Completion).

Reasons for and the benefits of the transactions: the foregoing transactions are entered into for the benefit of and in the interest of the Target Group.

2. Non-competition undertakings

2.1 Under the Sale and Purchase Agreement, the Vendor and Beijing Holdings has each given the following non-completion undertakings to the Company (on behalf of itself or as trustee of members of the Target Group):

- for the period of three years after Completion, it will not, within any country or place in which any member of the Target Group has carried on business during the year preceding the date of the Sale and Purchase Agreement, either on its own account or in conjunction with or on behalf of any person, firm or company, carry on or be engaged, concerned or interested, directly or indirectly, in carrying on any business carried on by any member of the Target Group or in which any member of the Target Group is interested within such preceding year (other than as a holder of not more than 5 per cent of the issued shares or debentures of any company listed on a recognised stock exchange);

- for the period of three years after Completion, it will not either on its own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away or attempt to solicit or entice away from any member of the Target Group persons who were, at any time within the year preceding the date of the Sale and Purchase Agreement, a customer, identified prospective customer, representative, agent, or correspondent of any member of the Target Group or in the habit of dealing with any member of the Target Group;

- it will not at any time after the date of the Sale and Purchase Agreement make use of or disclose or divulge to any person (other than officers or employees of the members of the Target Company who are entitled to such knowledge) any information relating to any member of the Target Group, the identity of its customers and suppliers, its products, finance, contractual arrangements, business or methods of business and shall use its best endeavours to prevent the publication or disclosure of any such information; and

- it will not, at any time after the date of the Sale and Purchase Agreement, in relation to any trade, business or company, use a name or trade mark including "Beijing Gas" or its Chinese equivalent or any word or symbol confusingly similar thereto in such a way so as to be capable of or likely to be confused with the name or any trade mark of any member of the Target Group,

unless the Company agrees in writing

The Vendor and Beijing Enterprises Group shall each procure that all companies and businesses directly or indirectly owned or controlled by it shall be bound by and observe the provisions described above. The Vendor and Beijing Enterprises Group shall each procure that its respective subsidiaries, holding company and any other affiliated companies will observe the restrictions described above.

2.2 Under the Division Resolutions and the Division Agreement, Beijing Enterprises Group and Beiran Enterprises Ltd. each undertakes with Gas Group that so long as Beiran Enterprises Ltd. and Gas Group or Beijing Enterprises Group and Gas Group are recognised as connected persons, including being recognised as connected persons according to the laws of the PRC, or the laws or listing rules of the jurisdiction where Gas Group or its controlling shareholders are listed, then:

- Beijing Enterprises Group and Beiran Enterprises Ltd. will not, and will procure that all of their subsidiaries will not, within the same territory where Gas Group conducts piped gas business, engage or be involved in any business in any form that is the same as or similar to or in any way competes with the business of Gas Group;

- if Beijing Enterprises Group or Beiran Enterprises Ltd. or any of their subsidiaries is engaged in any business, within the same territory where Gas Group conducts piped gas business, which evolves into a business competing with the piped gas business of Gas Group, Beijing Enterprises Group and Beiran Enterprises Ltd. will terminate their involvement in, management or operation of, such competing business; and

- if Beijing Enterprises Group, Beiran Enterprises Ltd. or any of their subsidiaries obtains a business opportunity within the same territory where Gas Group conducts piped gas business to engage in any business that competes with the business of Gas Group, Beijing Enterprises Group and Beiran Enterprises Ltd. will not take up the opportunity, and will introduce the opportunity to Gas Group instead.

Reasons for and the benefits of the transactions: the foregoing transactions are entered into for the benefit of and in the interest of the Target Group.

3. Financial assistance

3.1 Gas Group succeeded the rights and obligations of Original Gas Group under three agreements entered into with the Beijing Finance Bureau under which State debts were on-lent to Original Gas Group as loans for the pipeline projects of Transporting ShanGanNing Natural Gas into Beijing, Southern, Western and Northern Part of the Fourth Ring Road and Service Line for Users. Beijing Enterprises Group has irrevocably undertaken to act as guarantor for such loans. Brief information of the three loans is as follows:

Loan no.	**No. 2002**	**No. 9820**	**No. 9914**
Loan amount	RMB200 million	RMB200 million	RMB50 million
Term of loan	15 years	15 years	15 years
Term commencing from	30 July 2000	29 September 1998	6 January 2000

3.2 Gas Group succeeded the rights and obligations of Original Gas Group under an agreement entered into between the Beijing Municipal Government and Beijing Natural Gas Company Limited under which an Asia Development Bank loan of US$70,000,000 (actual utilisation is US$67,890,904.59) was relended to Beijing Natural Gas Company for transporting ShanGanNing Natural Gas into Beijing, a component of the Environmental Improvement Project of Beijing. The loan is for a term of 25 years from 16 April 1996 to 15 November 2019. Beijing Enterprises Group has irrevocably undertaken to act as guarantor for the loan.

The above guarantees were provided by Beijing Enterprises Group for the benefit of Gas Group based on normal commercial terms. The Target Group did not provide any collateral to Beijing Enterprises Group for the guarantees. As at the Latest Practicable Date, the lender has not enforced the guarantees against Beijing Enterprises Group.

Reasons for and the benefits of the transactions: the foregoing transactions are entered into for the benefit of and in the interest of the Target Group, and the Target Group has not been required to provide any asset as collateral.

4. Arrangement for entrustment investment

Tangshan City Construction Investment Co., Ltd ("TCI") and Gas Group entered into the "Tangshan Gas Group Limited Joint Venture Agreement" ("Joint Venture Agreement") on 6 January 2007, pursuant to which TCI and Gas Group intend to jointly establish Tangshan Gas, with Gas Group investing RMB265,000,000, amounting to 49% of the registered capital of Tangshan Gas. As Tangshan Gas has not yet been established as at the Latest Practicable Date, Gas Group has not yet fulfilled its obligation to make capital contributions to the company.

The foregoing investment of Gas Group is in fact entrusted by Beijing Enterprises Group whereby Gas Group would hold the interest and exercise rights and obligations associated therewith on behalf of Beijing Enterprises Group. Beijing Enterprises Group and Gas Group entered into an Entrustment Investment Agreement ("Entrustment Investment Agreement") in respect of the entrustment arrangement on 2 February 2007, which stipulates that:

- the investment of RMB265,000,000 in Tangshan Gas to be contributed by Gas Group will in fact be owned by Beijing Enterprises Group, and that it has entrusted Gas Group to make the capital contribution;

- Gas Group agrees to act without remuneration as the agent of Beijing Enterprises Group in subscribing, holding and managing, in the name of Gas Group, the 49% interest in Tangshan Gas and all rights as a shareholder ("Entrustment Shareholding");

- the risk associated with the operation and the loss (if any) of Tangshan Gas shall be assumed by Tangshan Gas, and Beijing Enterprises Group (as the actual beneficial owner of the Entrustment Shareholding) and Gas Group (as the nominee shareholder of the Entrustment Shareholding) shall not be liable to assume the foregoing risk and loss (if any);

- Gas Group is not under any obligation or liability for the establishment of the Tangshan Gas. Where the value of the Entrustment Shareholding depreciates at any time, or the actual beneficial shareholder (Beijing Enterprises Group) of the Entrustment Shareholding suffers loss in any form, due to the business performance of Tangshan Gas, Beijing Enterprises Group shall assume all such losses in proportion to its shareholding in Tangshan Gas, and Gas Group need not assume any liability, unless the liability is caused by Gas Group's wilful default or gross negligence;

- where Gas Group is liable to compensate TCI, Tangshan Gas or any other third party as a result of Gas Group's performance of the entrusted affairs or the exercise of the entrusted authority under the Entrustment Investment Agreement, Beijing Enterprises Group shall indemnify Gas Group against all compensation so paid, unless such liability for compensation is caused by Gas Group's wilful default or gross negligence; and

- if Beijing Enterprises Group wishes to transfer the Entrustment Shareholding held by it to any third party, Gas Group has an absolute pre-emptive right in respect of the same. However the exercise of the pre-emptive right by Gas Group shall comply with the relevant laws and regulations and the provisions of the articles of association of Tangshan Gas.

TCI has confirmed in writing that it knows that Gas Group is entrusted by Beijing Enterprises Group to execute the Joint Venture Agreement on behalf of Beijing Enterprises Group, and all rights and obligations of Gas Group under the Joint Venture Agreement will be assumed by Beijing Enterprises Group.

The Company has been advised by PRC legal advisers that the abovementioned entrustment investment arrangements are not restricted nor prohibited under PRC law. The substance and form of the Joint Venture Agreement and the Entrustment Investment Agreement do not contravene any restrictive or prohibitive regulations under PRC law and are binding on the signing parties. The observance of the agreements is not subject to any limitation under law. The obligations of Gas Group under the agreements do not conflict with its obligations under other contracts and legal documents.

Reasons for and the benefits of the transaction: As there is insufficient information to show whether Tangshan Gas is suitable for the Company to invest in, the rights and obligations of Gas Group under the Joint Venture Agreement are currently assumed by Beijing Enterprises Group. Once the potential profitability of Tangshan Gas has been ascertained and various risk factors have been fully evaluated, the Company may consider acquiring the interests of Beijing Enterprises Group in Tangshan Gas at a fair price. In the event the Company decides to acquire the project, it will comply with the relevant provisions of the Listing Rules.

Considering the fact that the business of Tangshan Gas is conducted in Tangshan outside the operational territory of the Group and the Target Group, the Directors are of the opinion that Tangshan Gas will not be a competitor of the Group and the Target Group.

Continuing Connected Transactions

5. Engineering services

Prior to Division, the Target Group and Beijing Enterprises Group have always been providing engineering services to each other, and such engineering services will continue after Completion. To regulate such business relationship, the Company entered into the Engineering Services Framework Agreement with Beijing Enterprises Group on 10 April, 2007, pursuant to which:

- Beijing Enterprises Group and its associates may provide various engineering services to the Group, including but not limited to project planning, design and various evaluation and appraisal services, engineering survey and geological exploration services, construction, equipment installation, maintenance and examination services, gas pipeline conjoining engineering services, engineering supervision services, technical consultation services and other engineering services; and

- the Group may provide to Beijing Enterprises Group and its associates various engineering services, including but not limited to entrusted engineering construction services, engineering survey services, technical consultation services and other engineering services.

The transactions under the Engineering Services Framework Agreement will be conducted on normal commercial terms and conditions which shall not be less favourable than those offered by Independent Third Parties and priced in accordance with the following pricing principles:

(i) price prescribed by the PRC Government;

(ii) where there is no government-prescribed price but there is a government guidance price, at a price not higher than the guidance price set by the PRC Government;

(iii) where there is neither a government-prescribed price nor a government guidance price, the market price; and

(iv) where none of the above is applicable, the price will be agreed between the relevant parties based on the cost plus a margin of up to 10% of the cost.

The conditions precedent of the Engineering Services Framework Agreement are: (1) the Acquisition is approved by the Shareholders as required by the Listing Rules, (2) compliance with the Listing Rules' provisions on connected transactions and (3) if applicable, the agreement is approved by the Independent Shareholders as required by the Listing Rules. The term of the agreement will commence on the date the above condition precedents are satisfied, and will expire on 31 December 2009, but may be renewed upon agreement provided that the requirements of the Listing Rules in relation to connected transactions are complied with.

Both parties and their respective subsidiaries or associates have the option to retain Independent Third Parties for, or provide Independent Third Parties with, engineering services (subject to the circumstances). The schedule, location, specification, standard, manner, examination, pricing and payment of fees regarding the provision of engineering services under the Engineering Services Framework Agreement will be agreed separately by both parties or their subsidiaries or associates based on normal commercial terms and in accordance with the provisions of the agreement. The parties may enter into detailed engineering services provision agreements, subject to the provisions of the agreement and the relevant laws and regulations (including but not limited to the Listing Rules).

Historical transaction figures

The expenditure of the Target Group for retaining engineering services provided by Beijing Enterprises Group and its associates was approximately RMB113,423,000, RMB149,276,000 and RMB81,502,000, respectively, for the three years ended 31 December 2004, 2005 and 2006. For the corresponding period, the revenue of the

Target Group from providing engineering services to Beijing Enterprises Group and its associates was approximately RMB4,701,000, RMB3,304,000 and RMB7,179,000, respectively.

Forecast future transaction figures

Based on historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's expenditure for retaining engineering services provided by Beijing Enterprises Group and its associates will be approximately RMB170,880,000, RMB219,230,000 and RMB208,360,000, respectively, for the three years ending 31 December 2007, 2008 and 2009, and the future amounts of revenue from providing engineering services to Beijing Enterprises Group and its associates will be approximately RMB50,523,000, RMB22,173,000 and RMB7,885,000, respectively, for the corresponding period.

The foregoing transaction figures are determined after taking into consideration:

- the three year historical transaction figures as of 31 December 2006;
- the estimates for engineering services for 2007 as determined in the comprehensive plan of Gas Group for 2007;
- the estimated scale of engineering for the years of 2008 and 2009;
- the relevant development plan of Gas Group for the eleventh five-year period; and
- the increase in engineering costs arising from the adjustment of policies in the coming few years, surge of costs of raw materials and increase in personnel costs.

6. Comprehensive services

Prior to Division, the Target Group and Beijing Enterprises Group have been providing to each other certain non-engineering services, and provision of such services will continue after the Completion. To regulate such business relationship, the Company entered into the Comprehensive Services Framework Agreement with Beijing Enterprises Group on 10 April, 2007, pursuant to which:

- Beijing Enterprises Group and its associates may provide various services to the Group, including but not limited to training services and employee continuing education services, conference services, labour import/export services, lease of equipment services, property management services (office equipment and facilities maintenance services, heating services, lift maintenance services, planting services and cleaning services etc), wastewater disposal services, equipment calibration and inspection services and technology consultation services and other non-engineering services; and

- the Group may provide to Beijing Enterprises Group and its associates various services, including but not limited to inspection services before the hooking up, heating services, pipeline drawing archive inquiry services, technology consultation services and other non-engineering services.

The transactions under the Comprehensive Services Framework Agreement will be conducted on normal commercial terms and conditions which shall not be less favourable than those offered to Independent Third Parties and priced in accordance with the following pricing principles:

(i) price prescribed by the PRC Government;

(ii) where there is no government-prescribed price but there is a government guidance price, at a price not higher than the guidance price set by the PRC Government;

(iii) where there is neither a government-prescribed price nor a government guidance price, the market price; and

(iv) where none of the above is applicable, the price will be agreed between the relevant parties based on the cost plus a margin of up to 10% of the cost.

The conditions precedent of the Comprehensive Services Framework Agreement are: (1) the Acquisition is approved by the Shareholders as required by the Listing Rules, (2) compliance with the Listing Rules' provisions on connected transactions and (3) if applicable, the agreement is approved by the Independent Shareholders as required by the Listing Rules. The term of the agreement will commence on the date the above condition precedents are satisfied, and will expire on 31 December 2009, but may be renewed upon agreement provided that the requirements of the Listing Rules in relation to connected transactions are complied with.

Both parties and their respective subsidiaries or associates have the option to retain Independent Third Parties for, or provide Independent Third Parties with, comprehensive services (subject to the circumstances). The schedule, location, specification, standard, manner, examination, pricing and payment of fees regarding the provision of comprehensive services under the Comprehensive Services Framework Agreement will be agreed separately by both parties or their subsidiaries or associates based on normal commercial terms and in accordance with the provisions of the agreement. The parties may enter into detailed comprehensive services provision agreements, subject to the provisions of the agreement and the relevant laws and regulations (including but not limited to the Listing Rules).

Historical transaction figures

The expenditure of the Target Group for retaining services provided by Beijing Enterprises Group and its associates was approximately RMB8,794,000, RMB8,032,000 and RMB11,022,000, respectively, for the three years ended 31 December 2004, 2005 and 2006. For the corresponding period, the revenue of the Target Group from providing services to Beijing Enterprises Group and its associates was approximately RMB518,000, RMB390,000 and RMB621,000, respectively.

Forecast future transaction figures

Based on historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's expenditure for retaining services provided by Beijing Enterprises Group and its associates will be approximately RMB10,386,000, RMB10,392,000 and RMB10,403,000, respectively, for the three years ending 31 December 2007, 2008 and 2009, and the future amounts of revenue from providing services to Beijing Enterprises Group and its associates will be approximately RMB1,115,000, RMB1,103,000 and RMB1,103,000, respectively, for the corresponding period.

The foregoing transaction figures are determined after taking into consideration:

- the three year historical transaction figures as of 31 December 2006;
- the relevant aspects of services to be provided as auxiliary services to Gas Group in future;
- the relevant development plan of Gas Group for the eleventh five-year period; and
- the increase in costs and expenses arising from the adjustment of policies in the coming few years, and surge of costs of materials and personnel costs.

*7. **Sale and purchase of gas***

Prior to Division, the Target Group has been selling gas and gas products to Beijing Enterprises Group, and such sale of gas and gas products will continue after Completion. To regulate such business relationship, the Company entered into the Sale and Purchase of Gas Framework Agreement with Beijing Enterprises Group on 10 April 2007 pursuant to which the Group may sell to Beijing Enterprises Group and its associates natural gas.

The transactions under the Sale and Purchase of Gas Framework Agreement will be conducted on normal commercial terms and conditions which shall not be less favourable than those offered to Independent Third Parties and priced in accordance with the following pricing principles:

(i) price prescribed by the PRC Government;

(ii) where there is no government-prescribed price but there is a government guidance price, at a price not higher than the guidance price set by the PRC Government;

(iii) where there is neither a government-prescribed price nor a government guidance price, the market price; and

(iv) where none of the above is applicable, the price will be agreed between the relevant parties based on the cost plus a margin of up to 10% of the cost.

The conditions precedent of the Sale and Purchase of Gas Framework Agreement are: (1) the Acquisition is approved by the Shareholders as required by the Listing Rules, (2) compliance with the Listing Rules' provisions on connected transactions and (3) if applicable, the agreement is approved by the Independent Shareholders as required by the Listing Rules. The term of the agreement will commence on the date the above condition precedents are satisfied, and will expire on 31 December 2009, but may be renewed upon agreement provided that the requirements of the Listing Rules in relation to connected transactions are complied with.

Both parties and their respective subsidiaries or associates have the option to purchase from Independent Third Parties or sell to Independent Third Parties, goods (subject to the circumstances). The names of the goods, specification, standard, method of transportation, examination, pricing and payment of fees regarding the sale and purchase of gas and gas products under the Sale and Purchase of Gas Framework Agreement will be agreed separately by both parties or their subsidiaries or associates based on normal commercial terms and in accordance with the provisions of this agreement. The parties may enter into detailed agreements in respect of the sale and purchase of gas, subject to the provisions of the agreement and the relevant laws and regulations (including but not limited to the Listing Rules).

Historical transaction figures

The revenue of the Target Group from selling gas and gas products to Beijing Enterprises Group and its associates for the three years ended 31 December 2004, 2005 and 2006 was approximately RMB28,539,000, RMB80,793,000 and RMB91,100,000, respectively.

Forecast future transaction figures

Based on historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's revenue from selling gas and gas products to Beijing Enterprises Group and its associates for the three years ending 31 December 2007, 2008 and 2009 will be approximately RMB144,652,000, RMB222,977,000 and RMB222,992,000, respectively.

The foregoing transaction figures are determined after taking into consideration:

- the three year historical transaction figures as of 31 December 2006; and
- the development plan of Gas Group for the eleventh five-year period.

8. Sale and purchase of goods

Prior to the Division, the Target Group and Beijing Enterprises Group have been purchasing from each other and selling to each other, non-gas products, and such sale and purchase of non-gas products will continue after Completion. To regulate such business relationship, the Company entered into the Sale and Purchase of Goods Framework Agreement with Beijing Enterprises Group on 10 April, 2007, pursuant to which:

- Beijing Enterprises Group and its associates may sell various goods to the Group, including but not limited to pipes, gas valves, gas equipment, various instrument and metres and spare parts, pipe fittings, and other gas-related equipment; and
- the Group may sell to Beijing Enterprises Group and its associates various goods, including but not limited to pipes, gas valves, gas equipment, various instrument and metres, pipe fittings, polyethylene pipes and polyethylene pipe fittings and other gas related equipment.

The transactions under the Sale and Purchase of Goods Framework Agreement will be conducted on normal commercial terms and conditions which shall not be less favourable than those offered to Independent Third Parties and priced in accordance with the following pricing principles:

(i) price prescribed by the PRC Government;

(ii) where there is no government-prescribed price but there is a government guidance price, at a price not higher than the guidance price set by the PRC Government;

(iii) where there is neither a government-prescribed price nor a government guidance price, the market price; and

(iv) where none of the above is applicable, the price will be agreed between the relevant parties based on the cost plus a margin of up to 10% of the cost.

The conditions precedent of the Sale and Purchase of Goods Framework Agreement are: (1) the Acquisition is approved by the Shareholders as required by the Listing Rules, (2) compliance with the Listing Rules' provisions on connected transactions and (3) if applicable, the agreement is approved by the Independent Shareholders as required by the Listing Rules. The term of the agreement will commence on the date the above conditions precedent are satisfied, and will expire on 31 December 2009, but may be renewed upon agreement provided that the requirements of the Listing Rules in relation to connected transactions are complied with.

Both parties and their subsidiaries or associates have the option to purchase from Independent Third Parties or sell to Independent Third Parties, goods (subject to the circumstances). The names of the goods, specification, standard, method of transportation, examination, pricing and payment of fees under the Sale and Purchase of Goods Framework Agreement will be agreed separately by both parties or their subsidiaries or associates based on normal commercial terms and in accordance with the provisions of the Sale and Purchase of Goods Framework Agreement. The parties may enter into detailed sale and purchase of goods agreements, subject to the provisions of the Sale and Purchase of Goods Framework Agreement and the relevant laws and regulations (including but not limited to the Listing Rules).

Historical transaction figures

The expenditure of the Target Group on goods purchased from Beijing Enterprises Group and its associates was approximately RMB67,471,000, RMB90,931,000 and RMB124,865,000, respectively, for the three years ended 31 December 2004, 2005 and 2006. For the corresponding period, the revenue of the Target Group for selling goods to Beijing Enterprises Group and its associates was approximately RMB10,771,000, RMB12,378,000 and RMB47,162,000, respectively.

Forecast future transaction figures

Based on the historical transaction values, the projection of future transaction volumes and market prices, it is expected that the future amounts of the Group's expenditure for purchasing goods from Beijing Enterprises Group and its associates will be approximately RMB117,805,000, RMB85,170,000 and RMB76,830,000, respectively, for the three years ending 31 December 2007, 2008 and 2009, and the future amounts of revenue from selling goods to Beijing Enterprises Group and its associates will be approximately RMB32,360,000, RMB19,840,000 and RMB16,770,000, respectively, for the corresponding period.

The foregoing transactions figures are concluded after taking the following into consideration:

- the three year historical transaction figures as of 31 December 2006;

- the relevant development plan of Gas Group for the eleventh five-year period;
- the infrastructure, technology upgrade and future customer development plan of Gas Group;
- the change of raw materials and the surge of personnel costs for manufacturing in the future; and
- the operating costs and profit margin in the future.

9. ***Leases of properties***

9.1 Gas Group and its subsidiaries lease from Beiran Enterprises Ltd. certain buildings legally owned by Beiran Enterprises Ltd. Beiran Enterprises Ltd. and Gas Group entered into a Leasing Contract on 10 April 2007. There are eight buildings under the contract all of which are located in Beijing. The uses of such buildings are mainly offices and public utilities. The total floor area is 48,692.75 square metres. The term of the lease commences from 1 January 2007 and will expire on 31 December 2009. The contract provides that the rent should not be higher than the market rent for similar buildings at the time the contract is executed. The prevailing total rent under the Leasing Contract is RMB38,814,600 per annum. During the term of the contract, both parties may negotiate and adjust the rent of the buildings once every year. The rent to be adjusted shall be the market rent confirmed by an independent valuer recognised by both parties or shall not be higher than the market rent. If Gas Group and its subsidiaries terminate the use of certain buildings according to the provisions of the contract, the amount of total rent to be paid shall be reduced correspondingly according to the actual leasing term.

9.2 Beiran Enterprises Ltd. and its subsidiaries lease from Gas Group certain buildings legally owned by Gas Group. Gas Group and Beiran Enterprises Ltd. entered into a Leasing Contract on 10 April 2007. There are seven buildings under the contract all of which are located in Beijing. The uses of such buildings are mainly offices and public utilities. The total floor area is 5,171.37 square metres. The term of the lease commences from 1 January 2007 and will expire on 31 December 2009. The contract provides that the rent should not be higher than the market rent for similar buildings at the time the contract is executed. The prevailing total rent under Leasing Contract is RMB2,167,100 per annum. During the term of the contract, both parties can negotiate and adjust the rent of the buildings once every year. The rent to be adjusted shall be the market rent confirmed by the independent valuer recognised by both parties or not higher than the market rent. If Beiran Enterprises Ltd. and its subsidiaries terminate the use of certain buildings according to the provisions of the contract, the amount of total rent to be paid shall be reduced correspondingly according to the actual leasing time.

DTZ Debenham Tie Leung Limited, the independent valuer, confirms that the rents payable under the Leasing Contracts above reflect the present market rents in China and the terms of both contracts are fair and reasonable insofar as the Company is concerned.

Historical transaction figures

Gas Group and its subsidiaries have not paid any rent to Beiran Enterprises Ltd. for the leasing of relevant buildings while the rent receivable by Gas Group from Beiran Enterprises Ltd. and its subsidiaries for the leasing of relevant buildings were approximately RMB110,000, RMB198,000 and RMB202,000, respectively, for the three years ended 31 December 2004, 2005 and 2006.

Forecast future transaction figures

Based on the historical transaction values, the presently agreed amount of rental payments and the valuation of the future market rental value of similar properties, it is expected that the future amounts of rent payable by Gas Group and its subsidiaries to Beiran Enterprises Ltd. for the leasing of relevant buildings will be RMB38,814,600, RMB38,814,600 and RMB38,814,600, respectively, and the rent receivable by Gas Group from Beiran Enterprises Ltd. and its subsidiaries for the leasing of relevant buildings will be RMB2,167,100, RMB2,167,100 and RMB2,167,100, respectively, for the three years ending 31 December 2007, 2008 and 2009. As previous leasing arrangements were internal arrangements and did not involve the Company, the rental payments were relatively lower. As the market value of the rental payments has been taken into account in reaching the future amounts, the future amounts are high as compared to the historical transaction figures.

Reasons for and the benefits of the continuing connected transactions: prior to Completion, Beijing Enterprises Group, the Target Company, Beiran Enterprises Ltd. and their subsidiaries have been operated as one entity with many intercompany transactions. Following the Acquisition, the Target Company will become a subsidiary of the Company as a result of which the foregoing transactions under Categories 5 to 9 will constitute continuing connected transactions of the Company. Such continuing connected transactions will be conducted in the daily and normal course of business of the Enlarged Group, on fair and reasonable terms and in the interest of the Enlarged Group. Due to the long-term relationship between Beijing Enterprises Group and the Group, the Directors are of the opinion that it is for the benefit of the Enlarged Group to continue the conduct of such transactions, as such transactions will continue to facilitate the business operations of the Enlarged Group.

Conclusions

The Directors (including the independent non-executive Directors) are of the opinion that each of the forgoing connected transactions and continuing connected transactions have been or will be entered into, and will be carried out on normal commercial terms (or from the Company's perspective, the conditions of such transactions are not less favourable than those offered to or provided by Independent Third Parties (subject to circumstances)) which are fair and reasonable and in the interests of the Company and the Shareholders.

The transactions in Category 1 will technically constitute connected transactions of the Company upon Completion. The Directors (including the independent non-executive Directors) are of the view that such transactions are put in place for the benefit of the Company and the Independent Shareholders. There are no monetary limits on such indemnities and the Company is not in a position to give any estimate of the same before any claim is made by the Company against the Vendor, Beijing Enterprises Group or Beiran Enterprises Ltd. under the relevant agreement. Therefore, the transactions are exempted from independent Shareholders' approval requirements.

The transactions in Category 2 will technically constitute connected transactions of the Company upon Completion. The Directors (including the independent non-executive Directors) are of the view that such transactions are put in place for the benefit of the Company. Any claims that might arise would merely be performance of the non-competition commitment entered into before Completion. Therefore, such transactions are exempted from independent Shareholders' approval requirements.

The guarantees under Category 3 constitute financial assistance that is exempted under Rule14A.65(4) of the Listing Rules from reporting, announcement and independent Shareholders' approval requirements applicable to continuing connected transactions under Chapter 14A of the Listing Rules as they are on normal commercial terms and no security has been given by the Target Group or any member of the Group.

For the connected transaction under Category 4, as no remuneration will be received for the entrustment shareholding, it qualifies under Rule 14A.31 (2) of the Listing Rules as a de minimis transaction that is exempt from reporting, announcement and independent Shareholders' approval requirements.

For each type of continuing connected transactions under Categories 5 to 9, the Relevant Ratios calculated on the basis of projections for the years 2007 to 2009 measured against benchmarks for the year ended 31 December 2006, are less than 2.5%. Accordingly, these transactions qualify under Rule 14A.34 (1) of the Listing Rules and are, thus exempted from independent Shareholders' approval. However, if the Relevant Ratios of the actual aggregate amount for the years 2007 to 2009 measured against benchmarks of the same year is higher than 2.5%, then the Company will seek the approval of the independent Shareholders in compliance with the Listing Rules. Meanwhile, the Directors confirm that such transactions comply with Rule 14A.35(1) of the Listing Rules.

VII. MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) The Group

Overview

The Group is principally engaged in four major business sectors, namely infrastructure and public utilities, consumer products, retail services and technology:

- Infrastructure and public utilities sector includes the management and operation of Beijing Capital Airport Expressway Development Company Limited ("Airport Expressway"), the Shenzhen Shiguan Toll Road and the operation concession of a water treatment plant in Beijing and Weifang.

- Consumer products sector includes the manufacturing, distribution and sale of beer and wine, including its investments in the following three entities: Beijing Yanjing Brewery Company Limited (a company listed on the Shenzhen Stock Exchange, stock code: 000729) ("Yanjing Brewery"), Fujian Yanjing Huiquan Brewery Company Limited (a company listed on the Shanghai Stock Exchange, stock code: 600573) ("Huiquan Beer") and the winery operated by Beijing Shunxing Winery in Beijing. The consumer products sector in 2004 included the results of Beijing Sanyuan Food Co., Ltd. (a company listed on the Shanghai Stock Exchange, stock code: 600429) ("Sanyuan Food"), which was disposed in early 2005 and ceased to be consolidated in the results.

- Beijing Wangfujing Department Store (Group) Company Limited (a company listed on the Shanghai Stock Exchange, stock code: 600859) ("Wangfujing") is the representative of retail services sector. The Group decided to withdraw from retail business and completed the sale of its controlling interests in Wangfujing on 12 December 2006.

- Technology sector includes investments in the following companies: Beijing Development (Hong Kong) Limited (a company listed on the Main Board of the Stock Exchange, stock code: 154), which is currently engaged in Internet-related business service, information technology solutions for both hardware and software, the operation of multi-purpose electronic card payment system, Internet medical insurance and social security insurance business system, Xteam Software International Limited (a company listed on the Growth Enterprises Market ("GEM") of the Stock Exchange, stock code: 8178), which is currently engaged in the sale of computer software and the provision of related services; Biosino Bio-Technology and Science Incorporation (a company listed on GEM of the Stock Exchange, stock code: 8247), which is mainly engaged in the production, sale and distribution of in-vitro diagnostics reagents and pharmaceutical product in China; and Ever Source Science & Technology Development Company Limited, which is principally engaged in the construction and installation of geothermal energy system. Apart from the information disclosed above, the Group also participates in various other innovative technology businesses.

The table below sets out the breakdown of turnover in terms of principal business activities for the three years ended 31 December 2006 of the Group:

	Year ended 31 December		
	2004	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*
Infrastructure and Public Utilities	925,937	984,078	1,049,238
Consumer Products	4,436,273	4,625,164	5,552,710
Retail Services	3,021,404	4,510,210	6,049,966
Technology	667,092	357,705	289,787
Others	614,934	523,456	628,290
Total	9,665,640	11,000,613	13,569,991

Infrastructure and Public Utilities

The traffic volume of Airport Expressway broke historical records and reached 50.96 million vehicles in 2006. Average daily traffic flow was 140,000 vehicles for the year, exceeding the original designed capacity of 135,000 vehicles. Net profit attributable to the Group for the year ended 31 December 2006 amounted to HK$208 million. The traffic volume in 2004 and 2005 also grew rapidly. If Airport Expressway does not implement expansion and increase the number of e-lanes, the growth in traffic volume will be constrained.

The traffic volume of Shenzhen Shiguan Toll Road reached 9,800,000 vehicles in 2006, which was reduced by 2.6% as compared with 2005. This was attributable to the diversion of traffic due to the ongoing expansion and completion of road networks in Baoan District of Shenzhen. The net profit attributable to the Group for the year ended 31 December 2006 declined by 8.4% from the previous year to HK$19.09 million.

The net profit from the water treatment concession attributable to the Group for the year ended 31 December 2006 was approximately HK$132 million, an increase of 2.85% from 2005. The cash return generated by this water treatment concession remained the major source of cash income for the Group.

Consumer Products

The sales volume of Yanjing Brewery increased from 2,880,000 tonnes in 2004 to 3,570,000 tonnes in 2006. The revenue also increased from HK$3.5 billion in 2004 to HK$4.6 billion in 2005, which then increased to HK$5.5 billion in 2006. The market share of Yanjing Brewery is currently estimated to be approximately 85% in Beijing and approximately 12% in the PRC. In 2006, the net profit (excluding net loss from share reform and exercise of convertible bonds) attributable to the Group decreased by 22.9% from that in 2005 to HK$103 million, which was mainly attributable to the dilution of equity interests in the share reform plan. Yanjing Brewery successfully tapped into the high end beer market, with gross profit margin remained steady. This was mainly attributable to the implementation of effective cost control measures. The share reform plan of Yanjing Beer and its subsidiary, Huiquan Beer, as well as the exercise of the convertible bonds of Yanjing in full resulted in net exceptional loss of HK$258 million in total in 2006. Sanyuan Food recorded a net loss of HK$121 million in 2004. The Group recorded an exceptional gain of HK$80 million upon the completion with the disposal of the equity interests in Sanyuan Food in early 2005.

Retail Services

The revenue of Wangfujing surged from HK$3.26 billion in 2004 to HK$4.74 billion in 2005, which was mainly attributable to the acquisition and the opening of new stores in Beijing and other provinces in the PRC. Although there was positive increase in the revenue, the profit attributable to the Group in 2005 was only HK$20.44 million, which increased substantially from a relatively low base in 2004, as a result of operating loss arising from the failure to achieve economies of scale for certain new stores. At the same time, operating profit derived from department store business was largely offset by the interest expenses and preliminary expenses in the opening of new stores. Revenue of Wangfujing in 2006 continued to increase substantially to HK$6.32 billion and net profit attributable to the Group was HK$97 million prior to its disposal.

On 31 March 2006, the Group entered into a conditional sale and purchase agreement, pursuant to which it agreed to dispose of its entire controlling interests of 50.13% in Wangfujing. The transaction was completed on 12 December 2006. The Group recorded an exceptional gain of HK$142 million from the disposal. At the same time the Group completely exited from the retail industry.

As a result of a change in its operating strategies, the Group completely exited from the tourism industry. The Group disposed of Jianguo Hotel in 2004 and Badaling Tourism Development Ltd. ("Badaling Tourism") in 2005, respectively. Only Longqingxia tourism site was left behind in this sector.

Technology

Beijing Development (Hong Kong) Limited remained the Group's IT platform application service provider. Also, it will further strengthen its technology business alongside the flagship Beijing Public Transport Smart Card project which serves as the major electronic payment and settlement platform for infrastructure and utilities services in Beijing. Its consolidated revenue was HK$585 million in 2006, which increased 10% from that in 2005. The revenue almost remained unchanged in 2005 as compared with 2004. The Group shared a net profit of HK$6.74 million in 2006, which was turnaround from the loss making position.

Ever Source Science & Technology Development Company Limited ("ESTD") engages in the development and use of energy (heat) of the earth's surface. After five years' practice, its development and use of surface energy (heat) is applied to buildings located in different geological conditions. At present, the specification of its products for surface heat gathering are standardised and subject to proprietary intellectual property rights protection. Since 2005, ESTD has been establishing regional energy service companies as franchised operations to promote the use of surface energy (heat) as a first alternative strategic energy resource for heating. Formerly an engineering contractor, ESTD is in the process of transformation into a product supplier and a technology service supplier. The business turnover of ESTD has undergone a significant fall as a result of operation mode adjustments. In 2005, a net loss of approximately HK$30 million of ESTD was attributed to the Group. In early 2006, the business of ESTD was changed to profit subcontracting. The Group ceased to share its operating profit.

Comparison between the years of 2006 and 2005

Revenue

The revenue from the continuing operations of the Group in 2006 was approximately HK$7,247 million, which increased by 15.7% from HK$6,263 million in 2005. The main reasons for the increase were the strong growth recorded in the sale from the breweries of Yanjing Brewery outside Beijing and the breweries newly opened in Hebei and Shenyang.

Cost of sales

The cost of sales from the continuing operations of the Group in 2006 were approximately HK$4,815 million, which increased by HK$643 million from HK$4,172 million in 2005, representing an increase of 15.4%. The cost of sales of the Group's continuing operations mainly comprised the raw materials and direct costs for the production of beer. Growth in operating costs was in line with increase in revenue.

Gross profit

The gross profit from the Group's continuing operations in 2006 was HK$2,431 million, which increased by HK$340 million from HK$2,091 million in 2005. The overall gross profit margin was 33.6%, which improved slightly from the gross profit margin of 33.4% in 2005 mainly due to stringent cost control measure.

Selling and distribution costs

The selling and distribution costs attributable to continuing operations of the Group in 2006 was approximately HK$835 million, which increased by HK$182 million from HK$653 million in 2005. The main reasons were the opening of breweries in Hebei and Shenyang and the great scale expansion in production capabilities of certain breweries outside Beijing.

Administrative expenses

The administrative expenses attributable to continuing operations of the Group in 2006 were HK$858 million, which increased by HK$146 million from HK$712 million in 2005. The main reasons for the increase were similar to that for selling and distribution costs.

Finance costs

The finance costs attributable to continuing operations of the Group in 2006 was HK$104 million, which decreased by 21% from HK$131 million in 2005. The main reason was all syndicated loans were repaid in full in early 2006.

Share of profits and losses of jointly-controlled entities and associates

Share of profits from associates attributable to continuing operations of the Group increased substantially by HK$41 million in 2006, mainly due to exceptional profit from disposal of land. Share of profits from jointly-controlled entities turnaround from loss to profit to HK$0.7 million in 2006.

Tax

Tax expenditure attributable to continuing operations of the Group increased from HK$137 million in 2005 to HK$170 million in 2006, an increase of 24.1%. Excluding those non-taxable exceptional items, the effective income tax rate of the group slightly fell from 22.4% for the year of 2005 to 21.5% for the year of 2006.

Net exceptional loss

Yanjing Brewery and Huiquan Beer, both of which are subsidiaries of the Group, completed their share reform plans during the year. The Group directly and indirectly contributed share compensation to the holders of A Shares for both subsidiaries above, which resulted in a lump sum loss of HK$486 million. In the meantime, the convertible bonds of Yanjing were exercised in full. The Group recorded an exceptional gain of HK$141 million. The loss attributable to the Group amounted to HK$258 million in total. In addition, the Group completed the disposal of equity interests in Wangfujing at the end of the year and recorded an exceptional gain of HK$142 million. Save as those discussed above, the Group made one-off provision to certain assets and goodwill of HK$173 million in total. In conclusion of the above, the Group shared HK$289 million of total net exceptional loss in 2006.

Profit for the year

Based on the above factors, net profit of the Group significantly decreased from HK$715 million in 2005 to HK$608 million in 2006, a decrease of 14.9% or HK$107 million.

Comparison between the years of 2005 and 2004

Revenue

The revenue of the Group in 2005 was approximately HK$11,001 million, which increased by 13.8% from HK$9,666 million in 2004. The main reasons for the increase were the merger of Shuang An Department Store and Dong An Department Store with Wangfujing, the opening of new stores of Wangfujing and the expansion of business by Yanjing Brewery in other regions.

Cost of sales

The cost of sales of the Group in 2005 were approximately HK$8,025 million, which increased by HK$1,019 million from HK$7,006 million in 2004, an increase of 15%. The cost of sales of the Group were mainly comprised of the costs of sales for Wangfujing, as well as raw materials and various direct production costs of Yanjing Brewery. Growth in operating costs was in line with the growth in turnover.

Gross profit

Overall gross profit margin remained at 27% mainly due to the steady product price and material costs.

Net exceptional gain

In 2005, the Group completed the sale of equity interest in Sanyuan Food and Badaling Tourism and several other smaller projects and altogether derived gross exceptional gain of approximately HK$217 million. The Group also took the chance to make provision for the diminution in value of goodwill attributing to certain non performing assets and diminution in value of some other investment projects. The net exceptional gain attributable to the Group was approximately HK$128 million.

Selling and distribution costs

The selling and distribution costs of the Group in 2005 was approximately HK$1,166 million, which increased by HK$331 million from HK$835 million in 2004. The main reason was the consolidation of results of Shuang An and Dong An department stores as well as Huiquan Beer.

Administrative expenses

The administrative expenses of the Group in 2005 were HK$1,037 million, which decreased by HK$58 million from HK$1,095 million in 2004. The main reasons for the decrease were the improvement in the management of Yanjing Brewery and Wangfujing.

Finance costs

The finance costs of the Group in 2005 was HK$156 million, which increased by 13% from HK$138 million in 2004. The main reasons were the increase in bank borrowings for Yanjing Brewery and the rise of interest rate for the syndicated loan of headquarter.

Share of profits and losses of jointly-controlled entities and associates

The share of loss of jointly controlled entities by the Group in 2005 was HK$27 million and decreased by HK$83 million, which was mainly due to one off profit of HK$38 million from the disposal of Jianguo Hotel recorded in 2004 and the amortisation of certain investment provisions for Longqingxia of HK$21 million in 2005. The share of profits of associates in 2005 reduced by approximately HK$29 million from that in 2004 to HK$22 million. It was mainly attributable to the exceptional gain of approximately HK$22 million from the disposal of 20% of equity interests in Siemens Network in 2004.

Tax

Tax expenditure of the Group decreased from HK$229 million in 2004 to HK$175 million in 2005, a decrease of 24%. The effective income tax rate of the Group fell from 26% for the year of 2004 to approximately 20% for the year of 2005. The main reason was the effective tax rate of Yanjing Brewery, which decreased from 26% to 15%.

Profit for the year

Based on the factors above, the net profit of the Group increased from HK$665 million in 2004 to HK$715 million in 2005, an increase of 7.5% or HK$50 million.

Liquidity and financial resources

As of to date, the working capital of the Group is mainly derived from the cash generated from the Group's brewery, toll road and water concession operation, as well as bank borrowings.

As at 31 December 2004, 2005 and 2006, the net current assets of the Group were HK$3,182 million, HK$1,584 million and HK$2,909 million respectively. Liquidity mainly comprised cash, trade and bills receivables, inventory and other receivables. The proportion of bad debts for the trade and bills receivables and the inventory elimination rate of the Group in the past were extremely low. Current liabilities were mainly comprised of trade and bills payables for purchases, other payables and short term loans. Most of the Group's accounts receivables, other receivables, trade and bills payables and other payables are mostly settled in Renminbi. As Renminbi steadily appreciates against HK dollar, the Group recorded gain in foreign exchange in translating the net assets of its fellow operating subsidiaries.

Cash and cash flow

The Group's existing breweries, toll roads and water concession operation generate substantial cash flow every year. The disposal of non-core assets by the Group in the past three years also obtained cash flow of more than HK$1 billion.

The Group principally applies cash to invest in the purchase of additional manufacturing devices and equipment for brewery operation, the repayment of debts, and the allocation to working capital and usual recurrent expenses. With respect to the consolidated cash flow statement, the Company had cash and cash equivalents of HK$2,708 million as at 31 December 2006.

The Group's businesses have strong backgrounds and sound condition to support. The credit facilities granted by the corresponding bank for liquidity exceeded HK$500 million, which can support any contingent requirement in operation at any time.

Between the year of 2004 and 2006, the Group utilised HK$3,945 million for investment in additional manufacturing device and equipment. Between the years of 2004 and 2006, the Group repaid net bank and other borrowings of HK$1,371 million in total.

Capital expenditure and/or contingent liabilities

As at 31 December 2004, 2005 and 2006, the committed capital expenditure of the Group was HK$494 million, HK$232 million and HK$213 million, respectively. The Group had contingent liabilities of HK$30 million, HK$61 million and HK$418 million, respectively, at the same dates.

Indebtedness

In calculating the indebtedness of the Group, the Group had consolidated interest-bearing borrowings as at 31 December 2004, 2005 and 2006 as follows:

	At 31 December		
	2004	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*
Bank overdrafts, unsecured	–	8,068	–
Bank loans, secured	651,869	543,456	112,061
Bank loans, unsecured	2,712,495	2,005,902	1,621,484
Other loans	440,407	321,017	167,403
Convertible bonds	587,424	548,785	464
Total	4,392,195	3,427,228	1,901,412

For the years ended 31 December 2004, 2005 and 2006, the average effective interest rate of the interest bearing borrowings above ranged approximately between 4.5% to 6%.

The information on the maturity of the interest-bearing borrowings of the Group as at 31 December 2004, 2005 and 2006 is as follows:

	At 31 December		
	2004	**2005**	**2006**
	HK$'000	*HK$'000*	*HK$'000*
Within one year	2,099,637	2,505,132	1,333,950
In the second year	1,444,300	587,782	396,258
In the third to fifth years, inclusive	686,167	248,100	68,381
Beyond five years	162,091	86,214	102,823
Total	4,392,195	3,427,228	1,901,412

In order to calculate the indebtedness of the Group, the gearing ratio of the Group for the year ended 31 December 2004 was 1%, while the gearing ratio for the years ended 31 December 2005 and 2006 was not applicable as the Group had net cash as at the end of the respective years. The gearing ratio is calculated by dividing the total interest-bearing borrowings (net off cash balances) by total assets.

As at 31 December 2006, the outstanding balance for the loans of the Group included loans in Renminbi of HK$1,660 million in equivalent value.

As at 31 December 2004, 2005 and 2006, assets with a book value of HK$551 million, HK$288 million and HK$138 million were pledged to the banks as the security for certain loans.

In addition, the convertible bonds of Yanjing Brewery of HK$548 million were exercised in May 2006, which simultaneously diluted the shareholding of the Group and increased the interests of the minority shareholders.

Significant investment and financing plans in future

The Company entered into a conditional sale and purchase agreement with Beijing Enterprises Group and proposed to acquire the piped gas business in Beijing. The initial consideration for the acquisition was HK$11,600 million. Approximately HK$7,600 million of the consideration for the acquisition will be settled by the issue of new shares to Beijing Enterprises Group, with the balance of approximately HK$4,000 million to be paid in cash. The Company will apply approximately HK$2 billion from internal resources to settle the cash consideration in part, with the remaining HK$2,000 million to be financed from raising syndicated bank loans. The directors estimate the syndicated loans will carry interest rate of approximately 4.5% based on prevailing market condition representing a per annum interest expense of approximately HK$90 million.

Interest rate and foreign currency risks management objectives and policies

The Group's principal financial instruments include bank loans, convertible bonds, cash and short term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various financial instruments such as trade and bills receivables and trade and bills payables, which arise directly from its operations.

The main risks arising from the Group's financial instruments are the fair value and cash flow interest rate risks and the foreign currency risk. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to these risks. Generally the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The directors review and agree policies for managing each of these risks and they are summarised as follows:

(i) *Fair value and cash flow interest rate risks*

Fair value interest rate risk is the risk that the value of a financial instrument fluctuates due to changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument fluctuate due to changes in market interest rates. The Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations. No hedging measure is implemented as outstanding balance remains insignificant.

Bank loans, convertible bonds, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are charged to the income statement as incurred.

(ii) *Foreign currency risk*

Foreign currency risk is the risk that the value of a financial instrument fluctuates due to changes in foreign exchange rates. As a result of significant investment operations in the PRC, the Group's balance sheet can be affected significantly by fluctuations in the RMB/HK$ exchange rate.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

Employees

As at 31 December 2006, the principal businesses of the Group had approximately 28,600 employees. The Group ensures that the level of remuneration for its employees is competitive in the market. The Group has adopted employee share options incentive plan, and granted share options to the key senior management staff. All staff in the Group are entitled to statutory required pension plans i.e. MPF in Hong Kong and Social Welfare Fund in the PRC. Please refer to the notes to financial statements of the Group in Section B of Appendix I for details.

(2) Target Group

Condensed Combined Results of the Target Group

	Year ended 31 December,		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Revenue	4,257,893	5,089,443	6,010,181
Cost of sales	(3,433,744)	(4,143,564)	(5,212,864)
Gross profit	824,149	945,879	797,317
Other income and gains, net	110,356	158,043	46,620
Selling and distribution costs	(46,385)	(56,784)	(73,681)
Administrative expenses	(183,837)	(219,257)	(306,870)
Other operating expenses, net	(26,764)	(90,216)	(44,491)
PROFIT FROM OPERATING ACTIVITIES	677,519	737,665	418,895
Finance costs	(65,858)	(43,429)	(40,845)
Share of profit of a jointly-controlled entity	–	13,255	171,244
PROFIT BEFORE TAX	611,661	707,491	549,294
Tax	(119,566)	(143,113)	(66,334)
PROFIT FOR THE YEAR	492,095	564,378	482,960
Attributable to:			
Shareholder of the Target Company	492,095	564,160	480,207
Minority interests	–	218	2,753
	492,095	564,378	482,960

Overview

The core business of the Target Group is the provision of piped natural gas for the supply and sale to residential users, industrial users, commercial users, heating and cooling users and co-generation users. Following the increasing demand for clean energy in the course of development in Beijing, and natural gas had been replacing coal gas to become a major gas source, the natural gas business of the Target Group has been growing rapidly. The contribution of coal gas business to the Target Group had been declining, and the operation of coal gas business was ceased completely in Beijing in July 2006.

	For the year ended 31 December		
Business category	**Sales volume in 2004 (Thousand cubic metres)**	**Sales volume in 2005 (Thousand cubic metres)**	**Sales volume in 2006 (Thousand cubic metres)**
Natural gas	2,334,905	2,825,759	3,351,996
Coal gas	176,856	167,641	97,634

With the expansion in the scale of municipal construction in Beijing, the length of gas pipeline network increased simultaneously from approximately 6,756 km in 2004 to approximately 7,300 km in 2006.

Substantial investment held by the Target Group

Investment in Hua You Company

The Target Group started to hold the equity interests of Hua You Company in March 2002. Ever since then until 30 June 2005, the Target Group did not assign any person to become a director of Hua You Company, and had not participated in the decision of its usual course of business. Thus, prior to 30 June 2005, the interests of the Target Group in Hua You Company was accounted for using cost method. For the year of 2004 and between 1 January 2005 and 30 June 2005, the investment income received by the Target Group from Hua You Company were RMB93 million and RMB113 million. Since July 2005, the Target Group began to assign officers to become directors of Hua You Company, representing 40% of the composition of the board of directors of Hua You Company. Neither the Target Group nor PetroChina Company Limited, which is another investor in Hua You Company, has unilateral control over the board of directors of Hua You Company. Therefore, since July 2005, Hua You Company was classified as a jointly-controlled entity of the Target Group and accounted for according to the equity method. Between 1 July 2005 and 31 December 2005 and the year of 2006, the Target Group's share of profit of the jointly-controlled entity attributable to Hua You Company were RMB13 million and RMB171 million, respectively.

Other significant investments

The Target Group acquired the controlling interests in Beijing Haohaida Gas Equipment Maintenance Co., Ltd., Beijing Tiancai Gas Engineering Co., Ltd., Beijing Yongyishuke Anti-Corrosion Technology Co., Ltd. and Beijing Tianxing Gas Engineering Co., Ltd. in 2005. These investments will effectively promote the business development of the Target Group.

Basis of presentation for the combined financial information

As the Beijing SASAC and the Beijing Municipal Government ultimately controlled the relevant businesses of the Target Group before the Reorganisation (as defined in Appendix II) and continues to have ultimate control over the Target Group after the Reorganisation, the Reorganisation has been accounted for as a reorganisation of entities under common control in a manner similar to pooling-of-interests. As a result, the Combined Financial Information of the Target Group set out in Appendix II of this circular has been prepared on the basis as if the relevant businesses had been transferred to the Target Group at the beginning of the Relevant Periods (being the three years ended 31 December 2006) or when such businesses were acquired by Original Gas Group, whichever is later, and all assets and liabilities of the Target Group have been stated at historical carrying amounts.

The Combined Financial Information set out in Appendix II of this circular has been prepared under the going concern concept, notwithstanding that the Target Group had net current liabilities of approximately RMB1,432 million as at 31 December 2006. The current liabilities consisted of RMB1,237 million of non refundable advance sales receipt which will be recognised as sales later on. If taking out the advance sales receipt, the actual net current liabilities would have been approximately RMB195 million. The directors of the Company and the Target Company consider that, based on the Target Group's profit forecast, cash flow projection and unutilised banking facilities of RMB2,343 million (consist of RMB1,343 million contracted amount and RMB1,000 million authorised by relevant banks but without contracts signed) and on the assumption that such facilities will continue to be available from the Target Group's principal bankers, the Target Group will have sufficient funds available to enable it to operate as a going concern. Accordingly, the Combined Financial Information have been prepared on a going concern basis which assumes the realisation of assets and satisfaction of obligations in the usual course of business. The Directors consider that adopting this basis is in the interests of the Company and the Shareholders as a whole.

In addition, the useful life for the depreciation of pipeline network assets in the gas industry is usually between 20 to 25 years. Prior to 1 January 2005, the management of the Target Group considered with prudence and selected 20 year as the useful life for the depreciation of pipeline network assets of the Target Group. Since 2000, the Target Group extended the useful life of the pipeline network through the gradual adoption of various measures, such as new anti-corrosive technologies, enhancement in the management of construction and operation, and the promotion of polyethylene pipelines. Therefore, since 1 January 2005, the Target Group revised the useful life of the pipeline network from 20 years to 25 years. Such change will affect the depreciation charged on the property, plant and machinery by the Target Group every year.

Please refer to note 3 in section I of the Accountant's Report on the Target Group as set out in Appendix II for the details on the basis of presentation.

Comparison between the years of 2006 and 2005

Revenue

The turnover of the Target Group in 2006 was approximately RMB6,010 million, which increased significantly by 18.1% from RMB5,089 million in 2005. Such increase in revenue was mainly attributable to the revenue from the piped gas business of the Target Group. Such revenue in 2006 increased by RMB771 million from that in 2005.

The growth in the turnover of the Target Group was mainly attributable to the increase in natural gas users, which resulted in the growth of natural gas business. Total number of natural gas users increased from approximately 2.89 million in 2005 to approximately 3.22 million in 2006. Sales of natural gas in 2006 was approximately 3,352 million cubic metres, which increased by 18.6% from approximately 2,826 million cubic metres in 2005.

Cost of sales

The cost of sales of the Target Group in 2006 was approximately RMB5,213 million, which increased from RMB4,144 million in 2005 by RMB1,069 million, representing an increase of 25.8%. The cost of sales of the Target Group are mainly costs of purchase from external gas source, direct and indirect wages and benefits, depreciation, overhaul fees and other costs. The main reason for the increase in cost of sales was the growth in sales of natural gas and the surge of upstream price in August 2005, which resulted in the increase in the total costs of purchase from external gas source by RMB842 million. The balance of the increase in costs was mainly from depreciation charges, surge in direct and indirect staff cost and the increase of costs from the operating results of the subsidiaries acquired in 2005.

Gross profit

The gross profit of the Target Group in 2006 was RMB797 million, which decreased by RMB149 million from RMB946 million in 2005. The overall gross profit margin in 2006 was 13.3%, which was decreased from the gross profit margin of 18.6% in 2005. The main reason for the decrease in the gross profit of the Target Group in 2006 was the increase in the costs of purchase for natural gas through No. 1 and No. 2 lines of Shaanxi-Beijing Gas Transmission Line by the

Target Group from RMB1.13 per cubic metre to RMB1.28 per cubic metre (including value-added tax) since 1 August 2005. However, the selling price for the non-residential users of the Target Group was only revised upward on 1 September 2006. The selling price to residential users has already been implemented since 1 April 2007. The selling price failed to timely adjust with the change in the purchase price was the main reason for the decrease in gross profit and profit margin of the Target Group in 2006. This factor led to a decrease in the gross profit of 2006 by approximately RMB340 million. In addition, the sales volume of co-generation users, for which the selling price was relatively lower, increased faster in 2006, which also resulted in the fall of overall profit margin in 2006.

Other income and gains, net

Other income and gains of the Target Group in 2006 was RMB47 million, which decreased by RMB111 million from RMB158 million in 2005. It was mainly resulted from the inclusion of investment income in Hua You Company of RMB113 million accounted for in accordance with the cost method in other income and gains for 2005. As the Target Group accounted for its equity interests in Hua You Company using the equity method since the second half of 2005, other income and gains in 2006 did not include the dividend income received from Hua You Company.

Selling and distribution costs

The selling and distribution costs of the Target Group in 2006 was approximately RMB74 million, which increased significantly by RMB17 million from RMB57 million in 2005. Of which, the main reasons were the employee wages and relevant expenses (including labour insurance and housing fund) of the customer services employees increased by approximately RMB13 million from 2005, and other items such as depreciation charges and repair expenses increased with the increase in plant, property and equipment and the scale of sale by approximately RMB4 million.

Administrative expenses

The administrative expenses of the Target Group in 2006 were RMB307 million, which increased by RMB88 million from RMB219 million in 2005. The main reasons in the increase were:

- 2006 included the full year result of the four subsidiaries acquired in 2005, which resulted in the increase of administrative expenses by RMB22 million.

- The increase in employee wages and relevant expenses: as the Target Group has achieved the pre-set operating indicators for the year, employee wages were increased pursuant to the prevailing performance appraisal policies of the Target Group. This factor increased administrative expenses by approximately RMB36 million.

- Increase in depreciation charges: As there was increase in property, plant and equipment in 2006 by the Target Group, depreciation charges increased by approximately RMB9 million.

- Increase in other administrative expenses: Following the continuous expansion of the scale of business with the Target Group, other administrative expenses increased by approximately RMB21 million.

Other operating expenses, net

Other operating expenses of the Target Group were mainly comprised of provision loss of bad debts in trade receivables and impairment and loss on disposals of property, plant and equipment. Other operating expenses decreased significantly by RMB46 million, which was mainly attributable to the decrease in loss on disposal of items of property, plant and equipment and impairment of trade receivables of approximately RMB33 million and RMB10 million, respectively, from those in 2005.

Finance costs

Finance costs in 2006 decreased from approximately RMB43 million in 2005 by approximately RMB2 million to approximately RMB41 million. The main reason was the decrease in the balance of long term loans for the Target Group in 2006.

Share of profit of a jointly-controlled entity

The share of profit in Hua You Company by the Target Group in 2006 was approximately RMB171 million, which increased by RMB158 million from RMB13 million in 2005. It was attributable to:

(i) the Target Group accounted for its interests in Hua You Company according to the equity method since July 2005. Therefore, the share of profit of Hua You Company by the Target Group in 2005 was only the contribution from the results of Hua You Company for the second half of 2005; and

(ii) As the No. 2 Shaanxi-Beijing Gas Transmission Pipeline of Hua You Company completed and commenced operation in the second half of 2005, depreciation charges increased and the capitalisation of interest expenses ceased. On the other hand, as the natural gas transmission volume and the corresponding increase in income had not yet achieved the expected level, the results of Hua You Company for the second half of 2005 was not satisfactory. With the increase in gas transmission volume and income gradually achieving the expected level in 2006, the results of Hua You Company also improved accordingly.

Tax

Tax expenditure of the Target Group in 2006 decreased from approximately RMB143 million in 2005 by approximately RMB77 million to approximately RMB66 million. The main reason was the fall of operating profit of the Target Group in 2006.

Profit for the year

Based on the factors above, the profit for the year of the Target Group decreased from RMB564 million in 2005 to RMB483 million in 2006, representing a decrease of 14.4% or RMB81 million.

Cash flow and financial condition

The cash and cash equivalents balance of the Target Group increased from RMB639 million as at 31 December 2005 to RMB644 million as at 31 December 2006. There is no significant change in the balance of cash and cash equivalents between these two years. As at 31 December 2006, the net cash of the Target Group, after deducting bank and other loans was RMB(183) million.

The non-current assets of the Target Group increased by RMB721 million. It was mainly attributable to the increase in the interests in Hua You Company by the Target Group and the land (prepaid land premiums) of approximately RMB423 million injected by Beijing Enterprises Group to the Target Group as capital contribution. Current assets increased by approximately RMB121 million, which was mainly attributable to the receipt of cash from IC card users for recharge that resulted in the increase of monetary funds.

The non-current liabilities of the Target Group decreased by approximately RMB630 million. This was mainly attributable to the substantial decrease in government grants received by the Target Group in 2006 and the completion of infrastructure funded by the government successively. This had resulted in the corresponding government grants being transferred to the capital of the Gas Group, a subsidiary of the Target Company. The current liabilities increased by approximately RMB682 million, which was mainly attributable to the substantial increase in advanced receipts in cash from IC card users for recharge.

Comparison between the years of 2005 and 2004

Revenue

The turnover of the Target Group in 2005 was approximately RMB5,089 million, which increased significantly by 19.5% from RMB4,258 million in 2004. Such increase was mainly attributable to the revenue from the piped gas business of the Target Group. Such revenue in 2005 increased by RMB817 million from that in 2004.

The growth in turnover of the Target Group from piped gas business was mainly attributable to the increase in natural gas users, which resulted in the growth of natural gas business. Total number of natural gas users increased from approximately 2.55 million in 2004 to approximately 2.89 million in 2005. Sales of natural gas in 2005 was approximately 2,826 million cubic metres, which increased by 21.0% from approximately 2,335 million cubic metres in 2004.

Cost of sales

The cost of sales of the Target Group in 2005 was approximately RMB4,144 million, which increased from RMB3,434 million in 2005 by RMB710 million, representing an increase of 20.7%. The main reason for the growth in cost of sales was the increase in the costs of purchase from external gas source by RMB676 million in 2005. A reason for the increase in cost of purchase from external gas source was the additional cost from the growth in sales. On the other hand, the increase in price of external gas source in August 2005 also resulted in the increase in costs of purchase from external gas source. In August 2005, the purchase price of natural gas from Changqing Oil Field by the Target Group via No.1 and No.2 Shaanxi-Beijing increased from RMB1.13 per cubic metre to RMB1.28 per cubic metre (including value-added tax).

Gross profit

The gross profit of the Target Group in 2005 was RMB946 million, which increased by RMB122 million from RMB824 million in 2004. The overall gross profit margin was 18.6%, which was decreased from the gross profit margin of 19.4% in 2004. The main reason for the decrease in profit margin was the purchase price of natural gas by the Target Group increased after 1 August 2005 and the downstream price was not readjusted in 2005. This factor led to a decrease in the gross profit of 2005 by RMB160 million. Despite the fall in gross profit margin, with the increase in the sales volume of natural gas, overall gross profit still increased as compared with 2004.

Other income and gains, net

Other income and gains of the Target Group in 2005 was RMB158 million, which increased by RMB48 million or 43.2% from RMB110 million in 2004. It was mainly attributable to:

- Increase in cash dividend received from Hua You Company: the cash dividend received from Hua You Company by the Target Group in 2005 was RMB113 million, which increased by RMB20 million from that in 2004.

- Increase in foreign exchange gains: The Target Group has long term loans from the governments of Canada, Australia and France. As Renminbi appreciates, the gain from foreign exchange by the Target Group in 2005 was RMB16 million.

Selling and distribution costs

The selling and distribution costs of the Target Group in 2005 was approximately RMB57 million, which increased significantly by RMB11 million from RMB46 million in 2004. Of which, the main reason was the employee wages in 2005 increased by RMB6 million from that in 2004. The increase in wages for customer services employees was resulted from the achievement of operation indicators exceeding the pre-set level for the year, for which the salary of the customer services staff was increased according to the performance appraisal policy of the Target Group. In addition, the growth in sales volume contributed to the increase in other relevant selling and distribution costs by RMB5 million.

Administrative expenses

The administrative expenses of the Target Group in 2005 were RMB219 million, which increased by RMB35 million from RMB184 million in 2004. The main reason in the increase was the increase in employee wages and relevant expenses in insurance and benefits.

Other operating expenses, net

Other operating expenses of the Target Group increased from RMB27 million in 2004 to RMB90 million in 2005 by RMB63 million, which was mainly attributable to increase in loss on disposal of items of property, plant and equipment and impairment of trade receivables of approximately RMB32 million and RMB26 million, respectively, when compared to those in 2004.

Finance costs

Finance costs in 2005 decreased from approximately RMB66 million in 2004 by approximately RMB23 million to approximately RMB43 million. The main reason was the decrease in the balance of long term and short term loans.

Share of profit of a jointly-controlled entity

Share of profit of Hua You Company by the Target Group in 2005 amounted to RMB13 million, as compared to nil in 2004. The main reason was that profit of Hua You Company was accounted for using equity method since July 2005, while the profit prior to July 2005 including that of 2004 was accounted for using cost method.

Tax

Tax expenditure of the Target Group in 2005 increased from approximately RMB120 million in 2004 by approximately RMB23 million to approximately RMB143 million. The main reason was the increase in operating profit in 2005.

Profit for the year

Based on the factors above, the profit for the year of the Target Group in 2005 increased from RMB492 million in 2004 to RMB564 million in 2005, representing an increase of 14.7% or RMB72 million.

Cash flow and financial condition

The cash and cash equivalents balances of the Target Group decreased from RMB1,204 million as at 31 December 2004 to RMB639 million as at 31 December 2005. The decrease in balances of cash and cash equivalents was mainly due to further investment in Hua You Company during 2005 which was set-off by net cash inflow from operating activities. As at 31 December 2005, the net cash of the Target Group after deducting bank and other loans was RMB(97) million.

The non-current assets of the Target Group increased by RMB1,811 million in 2005. It was mainly attributable to the facilities such as gas transmission pipelines constructed by the Target Group being transferred to property, plant and equipment, and increase of investment in Hua You Company. Current assets decreased by approximately RMB201 million, which was mainly due to the repayment of certain bank loans in 2005, increase of equity investment in Hua You Company and increase in investment of property, plant and machinery that decreased cash and cash equivalents.

The non-current liabilities of the Target Group decreased by approximately RMB3,941 million in 2005. This was mainly attributable to the substantial decrease in government grants due to the substantial increase in government grants recognised as additional capital contribution. The current liabilities increased by approximately RMB1,353 million, which was mainly attributable to the wide application of IC cards since 2005, which resulted in the substantial increase in advance receipts in cash from IC card users for recharge, as well as the dividend payable to Beijing Enterprises Group.

Employees

As at 31 December 2006, the Target Group had 4,561 employees. The Target Group implements proactive and effective remuneration system, which adjusts the remuneration of the employees. The Target Group currently does not have bonus and share option plan. The Target Group provides a lot of job training to its employees, including State-mandatory training, safety training, production technology training and management training.

Liquidity and capital resources

The Target Group mainly obtains cash resources from the sales of natural gas and coal gas, and the proceeds from the provision of engineering consultation service and other services, prepayment received from users, capital contribution from shareholders, short term and long term bank loans. In 2004 and 2005, the Target Group's net outflow of cash and cash equivalents amounted to RMB1 million and RMB565 million, respectively, and the Target Group's net cash inflow of cash and cash equivalents in 2006 amounted to RMB5 million.

As at 31 December 2006, the current assets include cash and cash equivalents of approximately RMB644 million (excluding approximately RMB104 million of restricted cash and pledged deposit), trade receivables of approximately RMB603 million, inventories of approximately RMB39 million and prepayments, deposits and other receivables of approximately RMB489 million. The liabilities of the Target Group include bank and other borrowings, trade and bills payable for the purchase of gas, gas transmission and engineering works. As at 31 December 2006, the Target Group had current liabilities of approximately RMB3,319 million, which mainly include trade and bills payables of approximately RMB500 million, taxes payable of approximately RMB245 million, short-term portion of bank and other borrowings of approximately RMB193 million, advance payments and other current liabilities of approximately RMB2,381 million.

Working Capital

As at 31 December 2006, the Target Group had outstanding banks and other loans of RMB827 million. The temporary shortfall in working capital as at 31 December 2006 was mainly due to advance receipt of gas fee amounting to approximately RMB1,237 million and certain payable of RMB471 million related to capital expenditure. The management of the Target Group consider that, taking into account the proceeds from the cash flow generated internally and bank credit facilities of RMB2,343 million (consist of RMB1,343 million contracted amount and RMB1,000 million authorised by relevant banks but without contracts signed), not yet drawn, the Target Group has adequate working capital to satisfy its requirements at present.

Plans of substantial investment and acquisition of capital assets by the Target Group in future

The substantial investments of the Target Group in the coming two years are mainly focused in the construction of natural gas project at Sixth Ring Road, provision of gas in sub-urban counties and the improvement projects of pipeline network in the urban area. It is expected that the scale of investment will be approximately RMB800-1,000 million per annum. Such investment will be funded from internal resources or bank loans.

Indebtedness

The Company has long term loans from the governments of Canada, Australia and France. According to the provisions of the loan agreements, the loans from the above three countries shall be repaid in principal with interest according to the currency of the sovereign lender within the agreed term.

The bank loans of the Target Group are denominated in Renminbi, US dollar and euro. For the years ended 31 December 2004, 2005 and 2006, the bank loans of the Target Group denominated in US dollar were equivalent to approximately RMB527 million, RMB495 million and RMB459 million. The bank loans of the Target Group denominated in Euro were equivalent to approximately RMB17 million, RMB14 million and RMB14 million.

Lending Banks	Denomination	Interest rate	At 31 December 2004	2005	2006
			RMB'000	*RMB'000*	*RMB'000*
BNP Paribas/Société Generale	Euro	2% & 9.2%	17,354	13,955	14,098
Business Development Bank of Canada	US dollar	8.1% & 8.0%	14,115	13,763	13,318
Australian Export Finance and Insurance Corporation	US dollar	0%	9,932	6,456	1,562
Asian Development Bank	US dollar	Floating	502,984	475,208	443,622
Government Bonds issued by the PRC government	Renminbi	2.28%-2.55%	410,000	227,270	204,540
Other bank loans	Renminbi	4.779% & 5.022%	200,000	–	150,000
Total			1,154,385	736,652	827,140

The long term loan of the Target Group was mainly applied in the construction of infrastructure, for example, construction of pipelines to Beijing, technology upgrade of pipeline network, and establishment of computer monitoring system.

The information on the maturity of the interest-bearing loans of the Target Group for 31 December 2004, 2005 and 2006 is as follows:

	At 31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Bank loans			
Within one year	206,721	5,242	152,423
In the second year	4,229	2,395	1,389
In the third to fifth years, inclusive	6,543	4,299	4,166
Beyond five year	23,908	22,238	21,000
Sub-total	241,401	34,174	178,978
Other loans			
Within one year	56,423	39,400	40,514
In the second year	39,835	41,109	42,337
In the third to fifth years, inclusive	130,759	135,424	139,914
Beyond five years	685,967	486,545	425,397
Sub-total	912,984	702,478	648,162
Total bank and other loans	1,154,385	736,652	827,140

The gearing ratio of the Target Group as at 31 December 2004, 2005 and 2006 was 10.8%, 6.0% and 6.3% respectively. The gearing ratio is calculated by dividing the total bank and other loans by total assets.

Contingent liabilities

As at the date below, the Target Group had the following material contingent liabilities:

	At 31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Provision of guarantee to the banks for the receipt of bank credit by Beijing Coke Chemical Factory	193,443	505,096	479,220

Apart from the above, the Target Group did not have any other material contingencies as at the dates shown above. In addition, the procedures for the release of guarantee provided to the banks for the receipt of bank credit by Beijing Coke Chemical Factory are being processed, with certain of which have been completed. The rest is expected to be completed by the end of May 2007.

Pledge of assets

As at 31 December 2004, 31 December 2005 and 31 December 2006, the Target Group pledged a deposit of RMB6.5 million to CITIC Industrial Bank, so as to obtain the guarantee by CITIC Industrial Bank for the refinancing of the Australian loan.

Capital commitments

The capital commitments of the Target Group include land and buildings, pipelines, plant and machinery and long term investments that are (1) authorised but not contracted and (2) contracted but not provided. The table below set out the total capital commitment of the Target Group as at 31 December 2004, 2005 and 2006:

	At 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Authorised, but not contracted for:			
Capital contribution to the jointly-controlled entity	–	1,200,000	761,920
Contracted, but not provided for:			
Land and buildings	3,038	2,712	989
Gas pipelines	33,949	208,288	175,723
Plant and machinery	227	1,523	–
Intangible assets	2,450	1,290	1,290
	39,664	213,813	178,002
	39,664	1,413,813	939,922

Of which the long term investment "authorised but not contracted" was already approved by the board of directors of the Target Group. But it is still pending the execution of contractual commitment to the investment arrangement in Hua You Company.

Financial risk factors

The operating activities of the Target Group are exposed to various types of financial risks: market risks (including exchange risk, cash flow risk, fair value interest rate risk and pricing risk), credit risks and liquidity risks.

Market risk

Exchange risk

The Target Group operates in Mainland China with Renminbi being its functional currency. Since future business transactions will also be settled in Renminbi, the Target Group's exposure to operational exchange risk is minimal.

The Target Group has long-term loans from the governments of Canada, Australia and France. According to the terms of the loan agreements, the loans and the related interests shall be repaid in the foreign currencies as agreed between the Target Group and the respective lenders. Owing to the appreciation in Renminbi, exchange gains were resulted from the translation of the Target Group's loans from foreign governments at the end of each of the Relevant Periods. Therefore, the Target Group's current exposure to exchange risk is minimal.

Cash flow risk and fair value interest rate risk

Almost all of the Target Group's income and operating cash flows are not affected by the changes in market interest rates. Moreover, apart from the bank deposits, cash and cash equivalents, the Target Group does not have any major interest-bearing assets. Therefore, the risk in respect of changes in market interest rates mainly arises from its long term borrowings.

The Target Group enters into borrowing obligations with an aim to support the corporate development, which are mainly utilised on capital expenditure. The borrowings that bear interests at floating interest rate expose the Target Group to cash flow interest rate risk, whilst the borrowings that bear interests at fixed interest rate expose the Target Group to the fair value interest rate risk.

The cash flow interest rate risk of the Target Group arises from a long-term borrowing that bears interest on a floating rate basis. The Target Group's loan from ADB bears interest at floating interest rate, which changes according to the international financial market. ADB usually adjusts the interest rate once every six months.

The Target Group's other long-term loans from foreign governments bear interests at relatively low fixed interest rates. The loan from the French government bears interests at a rate of 2% per annum, whilst the loans from the Canadian government and the Australian governments are interest-free. The Australian government loan will mature on 15 June 2007. As the interest rates of the foreign government loans are considerably lower than the market interest rate, the Target Group is not exposed to fair value interest rate risk. The management has yet to consider any measures to contain the loss arising from fair value interest rate risk.

Pricing risk

The Target Group holds certain equity interests in Hua You Company on a long-term basis, with an aim to achieve investment income. As the Target Group does not hold any other equity securities, its exposure to pricing risk is minimal.

Credit risk

There are no significant concentrations of credit risk within the Target Group. The Target Group does not excessively rely on individual customers. During the relevant period, there is no single customer that accounted for more than 2% in the total sales income of the Target Group.

In addition, as at the end of each year, the Target Group assess the recoverability of each individual accounts receivables so as to ensure that sufficient provision on impairment has been made for the amounts that are unable to be recovered. As such, the management considers the Target Group has a relatively low credit risk.

Liquidity risk

Management of the Target Group maintains prudent strategy to liquidity risk, which allows the preservation of sufficient cash and credit commitment to provide funds. The Target Group aims to maintain credit commitment at a certain level, so as to maintain the flexibility of funding.

VIII. FINANCIAL EFFECTS OF THE ACQUISITION ON THE GROUP

Net Assets

As at 31 December 2006, the consolidated net assets of the Group attributable to the Shareholders was approximately HK$8.9 billion. As set out in the section headed "Unaudited Pro-forma Financial Information of the Enlarged Group" in Appendix III of this circular, assuming 31 December 2006 is the date of Completion, the unaudited pro-forma combined net assets of the Enlarged Group attributable to the Shareholders will be increased by approximately HK$7.6 billion to approximately HK$16.5 billion.

Net Tangible Assets

As at 31 December 2006, the consolidated net tangible assets of the Group attributable to the Shareholders was approximately HK$7.3 billion. As set out in Appendix III of this circular, assuming 31 December 2006 is the date of Completion, the unaudited pro-forma combined net tangible assets of the Enlarged Group attributable to the Shareholders will be increased by approximately HK$4.6 billion to approximately HK$12.0 billion.

Profits

For the year ended 31 December 2006, the consolidated profit before taxation of the Group from continuing operations was approximately HK$424 million. As set out in Appendix III of this circular, assuming 1 January 2006 is the date of Completion, the unaudited pro-forma combined profit before taxation of the Enlarged Group from continuing operations for the year ended 31 December 2006 will be approximately HK$860 million.

For the year ended 31 December 2006, the consolidated net profit of the Group attributable to the Shareholders was approximately HK$339 million. As set out in Appendix III of this circular, assuming 1 January 2006 is the date of Completion, the unaudited pro-forma combined net profit of the Enlarged Group attributable to the Shareholders for the year ended 31 December 2006 will be approximately HK$642 million.

Gearing Ratio

As at 31 December 2006, the gearing ratio of the Group (as calculated from the total interest-bearing borrowings (net off cash balances) as at the end of the period divided by total assets) was not applicable as the Group had net cash at that date. Upon Completion, as set out in Appendix III of this circular, the gearing ratio of the Enlarged Group, on a pro-forma basis, will be increased to approximately 4.3%.

Working Capital

As at 31 December 2006, the consolidated net current assets of the Group was approximately HK$2.9 billion. As set out in Appendix III of this circular, assuming 31 December 2006 is the date of Completion, the unaudited pro-forma combined net current assets of the Enlarged Group will be decreased by approximately HK$2.5 billion to approximately HK$0.4 billion. When adding back non-refundable sales receipts of RMB1,237 million, the working capital of the Enlarged Group will increase to HK$1.6 billion. Given the unutilised banking facilities of approximately RMB2.834 billion available to the Enlarged Group, the Directors are satisfied that the Enlarged Group has adequate working capital to satisfy its needs prevailing for at least twelve months from the date of this circular.

Indebtedness

As at 31 December 2006, the outstanding loans of the Group was approximately HK$1,901 million. Upon Completion and draw-down of the syndicated loans, the total outstanding loans of the Enlarged Group will be approximately HK$4,728 million. The gearing ratio (borrowings net of cash balance divided by total assets) is expected to be 4.3%. The HK$2 billion syndicated loan will carry interest expenses of approximately HK$45 million in the second half of 2007.

Profit Forecast of the Target Group

The Company believes that with the basis and assumptions as set out in Appendix IV and in the absence of unforeseen circumstances and in accordance with the Hong Kong Financial Reporting Standards, the forecast combined profit attributable to the shareholders of the Target Company for the year ending 31 December 2007 will not be less than RMB780 million (equivalent to approximately HK$788 million).

IX. REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company's vision is to become a comprehensive municipal infrastructure and utilities company. The Acquisition is a major strategic move to achieve this objective. Through the Acquisition, the positioning of the Company in the market will be further enhanced and the segmentation of its principal operating activities will be more distinct. Its utilities business will be noticeably strengthened. There will be a new driving force for growth, so that the Company may benefit more from the rapid development in Beijing. This will in turn improve its financial performance and enhance Shareholders' value.

- **Strengthen focus on infrastructure and utilities business**

  Prior to Completion, the Group is principally engaged in infrastructure and utilities, consumer products and technology industries. Through the Acquisition, the piped gas business and the assets and personnel related to the piped gas business of Gas Group, which is the largest city gas provider in the PRC at present, will become part of the Group. Thus, infrastructure and utilities business will become predominant in the operating activities of the Company.

  After Completion, the Group will engage in a number of municipal infrastructure and utilities projects such as gas supply, water treatment and expressways. The Acquisition will further enhance the Group's positioning and widen the influence of the Group in the municipal infrastructure and utilities market as a whole. The Acquisition will also allow the Group to absorb a professional team of management, which will strengthen the capabilities of the Group in the management of municipal utilities business and will facilitate its expansion to the utilities business in other cities.

- **Add new driving force for growth**

  In recent years, the business of the Target Group has grown rapidly. Its total turnover increased from approximately RMB4,258 million in 2004 to approximately RMB6,010 million in 2006. The turnover increase rate amounted to 18.8% on average per annum. Due to the opportunities arising from the 2008 Olympics, there will be continuous development of municipal construction in Beijing for the coming few years. At the same time, in order to improve the quality of the environment in the capital, substantially reduce air pollution and provide strong assurance for the success of the 2008 Olympics, the Beijing Municipal Government has devoted much efforts to promote the use of clean energy. This has created favourable conditions for the development of the Gas

Group's business. The Directors believe that the gas business in Beijing will maintain a steady growth rate. The Acquisition will allow the Company to benefit from the rapid development of Beijing, from which a new driving force for growth will be derived.

Moreover, city gas industry in the PRC is in the stage of rapid growth. Through the Acquisition and given the rich experience of Gas Group in the management of city gas business and its considerable influence in the industry, the Company will have the opportunity to tap into piped gas market in other cities and further its growth in gas businesses.

- **Boost financial performance and enhance funding capability**

  The Board believes that the business of Gas Group has good profitability and prospects for growth. The Board also believes that the Acquisition will enhance the growth in profit and income of the Company which will in turn increase the level of earnings per Share, enhance Shareholders' value and bring greater return to Shareholders. The business of Gas Group has sound cash flows and relatively low gearing ratios. This will also improve the credit ratings of the Company, reduce its finance costs and consolidate the funding capability of the Company.

The Directors believe the terms of the Acquisition (including the issuance of the Consideration Shares) as set out in this circular are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

X. FUTURE PLANS OF THE GROUP

The Group strives to become a leading infrastructure and utilities company in the PRC.

Through the Acquisition, the Group will treat gas business as one of its core business, and continue to develop its existing businesses.

On the principles of maximizing its Shareholders' benefits and specifically developing its principal operating activities, the Group has adopted new strategies for its existing businesses. Through further realignment of strategies, the Group will become principally engaged in infrastructure and utilities businesses. More specifically, the Group will:

- continuously stabilise the level of income from the expressway industry and further strengthening its position in it. The high level of income and the steady cash flow generated from the airport expressway of Beijing will continue to support the performance result of the Group. At the same time, the Group will carefully select more quality projects in its attempt to expand the expressway business. In terms of operation, the Group will capitalise on the investment and financing capabilities and management experiences of Capital Airport Expressway Corporation. While strengthening its position as a principal player in the utilities segment, the Group will endeavour to effectively reduce risks;

- proactively improve the position of the Group in the water treatment industry, so as to define the nature of the Group's business as an utilities company. Currently, the Group has the concession in Beijing No. 9 Water Treatment Plant Phase I, and is in the process of developing another water treatment plant project. Thus, the positioning of the Group in the water treatment industry will be enhanced; and

- provide further support to develop Yanjing Brewery. It is expected that as long as Yanjing Brewery's pace of growth is in line with the natural growth of the beer market in the PRC, Yanjing Brewery will become one of the top eight breweries of the world by 2010 in terms of the production and sales.

The Group is confident that, through optimisation of its current portfolio, it will gradually establish a business that is principally engaged in gas, water and road. By its scientific management skills, the Group will gradually become an integrated energy and related services provider. At the same time, the Group will proactively identify opportunities of acquisitions related to the principal activities of the Group with potential in growth. The Group will also fully make use of its distinct advantages in the utility businesses, so as to create value for the Shareholders.

XI. MAJOR RISK FACTORS OF THE ACQUISITION

The review by the government of the adjustment mechanism for the selling prices of piped gas

Although the relevant price administration authorities in Beijing has approved the natural gas price passthrough mechanism filed by Gas Group and the mechanism has already been established, the relevant government authorities will examine the costs of Gas Group once every three years, and adjust the relevant factors of the mechanism accordingly. Under the existing mechanism, Gas Group can maintain a steady and reasonable gross profit margin. However, the adjustments of the relevant factors in the mechanism three years later will still be subject to the approval of the government. The conditions for adjustments would create an uncertainty to Gas Group. This may cause adverse effects on the operating results and financial conditions of Gas Group.

The challenges arising from competition of alternative energy sources

The development of Gas Group in the future is dependent upon the popularity of natural gas. Natural gas may face challenges from other forms of energy. Major alternative forms of energy for natural gas are coal, electricity, petroleum, LPG and atomic energy. When selecting the fuel, the ultimate users will consider certain factors such as the selling price, reliability, convenience, safety and connection fee. In most of the places where Gas Group has established its business, users may select other forms of energy. Moreover, there are still certain areas in Beijing where piped gas service is not accessible. This situation will also affect the operating results or prospects of future growth of Gas Group.

Details of the concession agreement have not yet been finalised

As the concession agreement has not yet been executed, the details of the concession agreement have not yet been finalised. For example, the Implementation Plan provides that the Beijing Municipal Government may impose a certain concession fee on Gas Group. Details such as the amount of, and the calculation method and specific payment methods for such concession fee are not specified in the Implementation Plan. Therefore, Gas Group still cannot determine the effect of such fee on its profit and cash flow positions. However, the Directors estimated that if the government were to collect a concession fee, the level would not have any material adverse effect on the costs and the operation result of Gas Group.

XII. EXTRAORDINARY SHAREHOLDERS' MEETING

The Extraordinary Shareholders' Meeting will be convened by the Company, at which ordinary resolutions will be proposed to the Independent Shareholders to consider and, if thought fit, to approve the Sale and Purchase Agreement and the issuance of the Consideration Shares as set out in this circular. This circular has been sent to the Shareholders in accordance with the Listing Rules, and contains information in relation to the Acquisition, the recommendation from the Independent Board Committee to the Independent Shareholders, the recommendation from the Independent Financial Adviser to the Independent Board Committee and together with the notice of the Extraordinary Shareholders' Meeting.

The voting in respect of the approval of the resolutions will be conducted by way of poll.

BEIL, whose interest is not in line with that of other Shareholders, has a material interest in the Acquisition and the connected transactions and continuing connected transactions as set out in this circular. Therefore, BEIL (and its associate(s)) will abstain from voting on resolutions approving the transactions.

A form of proxy for use at the Extraordinary Shareholders' Meeting is enclosed with this circular. Whether or not you intend to attend the Extraordinary Shareholders' Meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company's share registrar, Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such meeting (or any adjournment thereof). Completion and return of the form of proxy will not preclude you from attending and voting in person at the Extraordinary Shareholders' Meeting (or any adjourned meeting thereof) should you wish to do so.

An announcement will be made by the Company following the conclusion of the Extraordinary Shareholders' Meeting to inform you of the results of the Extraordinary Shareholders' Meeting.

XIII. RECOMMENDATION

The Directors believe the terms of the Acquisition (including the issuance of the Consideration Shares) as set out in this circular are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Although the Target Group had net current liabilities of approximately RMB1,432 million as at 31 December 2006, RMB1,237 million out of the current liabilities referred to non-refundable advance sales receipt which will be recognised as sales later on. Disregarding such advance sales receipt, the net current liabilities of the Target Group would be significantly reduced to approximately RMB195 million. The Directors consider that, based on the Target Group's profit forecast, cash flow projection and unutilised banking facilities of RMB2,343 million and on the assumption that such facilities will continue to be available from the Target Group's principal bankers, the Target Group will have sufficient funds available to enable it to operate as a going concern. Accordingly, the Directors recommend the Shareholders eligible to vote in favour of the relevant resolutions set out in the notice of the Extraordinary Shareholders' Meeting contained in this circular.

XIV. ADDITIONAL INFORMATION

A letter from the Independent Board Committee providing its advice and recommendation regarding the Acquisition (including the issuance of the Consideration Shares) as set out in this circular is set out on page 81 of this circular. A letter from the Independent Financial Adviser providing its advice regarding the Acquisition (including the issuance of the Consideration Shares) is set out on page 82 to 104 of this circular.

Your attention is also drawn to the information set out in the appendices to this circular.

Yours faithfully,
On behalf of the Board
Beijing Enterprises Holdings Limited
Yi Xi Qun
Chairman

30 April 2007

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 392)

30 April 2007

To the shareholders

Dear Sir or Madam,

VERY SUBSTANTIAL ACQUISITION (INCLUDING THE ISSUE OF NEW SHARES) CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the terms of the Acquisition (including the issuance of the Consideration Shares) are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We refer to the circular to the Shareholders dated 30 April 2007 ("the Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

CLSA Equity Capital Markets Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition (including the issuance of the Consideration Shares) .

Having considered the terms and conditions of the Acquisition (including the issuance of the Consideration Shares) and the opinion and advice of the Independent Financial Adviser in relation thereto as set out on pages 82 to 104 of the Circular, we are of the opinion that the terms of the Acquisition (including the issuance of the Consideration Shares) are fair and reasonable so far as the Independent shareholders are concerned and in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolutions to be proposed at the Extraordinary Shareholders' Meeting to approve the Acquisition (including the issuance of the Consideration Shares) and all other matters relevant thereto as set out in the notice of the Extraordinary Shareholders' Meeting.

Yours faithfully,
On behalf of the Independent Board Committee
Lee Tung Hai, Leo
Independent Non-Executive Director

CLSA
ASIA - PACIFIC MARKETS

To the Independent Board Committee
and the Independent Shareholders

30 April 2007

Dear Sirs,

Very Substantial Acquisition (including the Issue of New Shares)
Connected Transactions
And Continuing Connected Transactions

We refer to our engagement pursuant to which CLSA Equity Capital Markets Limited ("**CLSA**") has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms and conditions of the Acquisition, details of which are contained in the circular dated 30 April 2007 (the "**Circular**") issued by the Company to its Shareholders, are on normal commercial terms, in the ordinary and usual course of the business of the Company and are fair and reasonable and in the interests of the Company and the shareholders as a whole.

This letter has been prepared for inclusion in the Circular issued by the Company to its shareholders. Capitalized terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 10 April 2007, the Company, the Vendor and certain other parties entered into the Sale and Purchase Agreement, pursuant to which the Vendor agreed to sell and the Company agreed to purchase the entire issued share capital of the Target Company. According to Rule 14.08 of the Listing Rules, the Acquisition constitutes a very substantial acquisition of the Company and is deemed by the Stock Exchange to be a connected transaction of the Company. According to Rules 14.49 and 14A.18 of the Listing Rules, the Acquisition, including the issue and allotment of Consideration Shares, is subject to the approval of the Independent Shareholders at the Extraordinary General Meeting.

The Group has entered into or will enter into several agreements with Beijing Enterprises Group and its associate. As Beijing Enterprises Group will become a connected person of the Company upon Completion, such agreements will constitute connected transactions or continuing connected transactions (as the case may be) of the Company. As the Directors advised that the connected transactions (other than the Acquisition) and the continuing connected transactions (together the "**Exempted Connected Transactions**") will be exempted from the Independent Shareholders' approval requirements under the Listing Rules, we do not express an opinion on the Exempted Connected Transactions for the purpose of this letter.

In formulating our opinion with regard to the Acquisition, we have relied on the information, opinions and facts supplied, and representations made to us by the Directors and representatives of the Company (including those contained or referred to in the Circular). We have assumed that all such information, opinions, facts and representations, which have been provided to us by the Directors and representatives of the Company, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Acquisition to justify our recommendation, relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. It is not within our terms of reference to comment on the commercial feasibility of the Acquisition, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms and conditions of the Acquisition. Our opinion with regard to the terms and conditions thereof has been formed on the assumption that all obligations to be performed by each of the parties to the Acquisition will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and its representatives. We have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by the Company, its Directors and its representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of the Company. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information publicly available to us, as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to completion of the Acquisition that, if known to us at the time we rendered our opinion, would have altered our opinion.

In addition, our opinion is also subject to the following qualifications:

a) We are instructed to act as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition. As such, the scope of our review, and consequently, our opinion does not include any statement or opinion as to the merits or otherwise of the Acquisition;

b) We do not express any opinion or statement as to whether any similar terms or transactions akin to the terms proposed for the Acquisition are or might be available from any independent third parties, nor as to whether any independent third parties might offer to enter into similar transactions;

c) It is not possible to confirm whether or not the Acquisition is in the interests of each individual Independent Shareholder and each Independent Shareholder should consider his/her/its vote on the merits or otherwise of the Acquisition in light of his/her/its own circumstances and from his/her/its own point of view having regard to all the circumstances (and not only the financial perspectives offered in this letter) as well as his/her/its own investment objectives;

d) In preparing this letter and in giving any opinion or advice, we have only had regard to the Acquisition and necessarily circumstances thereof in connection with the Acquisition only, and not in connection with any other business plan, strategy or transaction, past or present, with regard to the Company or the Group as a whole, which falls beyond the scope of our opinion in connection with the Acquisition;

e) We express no opinion as to whether the Acquisition will be completed nor whether it will be successful;

f) Nothing contained in this letter should be construed as us expressing any view as to the trading price or market trends of any securities of the Company at any particular time;

g) Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any securities of the Company; and

h) We were not requested to and did not provide advice concerning the structure, the specific amount of consideration, the timing, pricing, size, feasibility, or any other aspects of the Acquisition.

This letter is for the information of the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Acquisition and, except for its inclusion in the Circular and for references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CLSA is licensed by the Hong Kong Securities and Futures Commission to undertake Types 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) for our own account and the accounts of customers. CLSA will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion, we have taken into consideration, among others, each of the following principal factors and reasons set out below. Our conclusions are based on the results of all analyses taken as a whole.

1. The Sale and Purchase Agreement

On 10 April 2007, the Company, the Vendor and certain other parties entered into a Sale and Purchase Agreement, pursuant to which the Company agreed to purchase the entire issued share capital of the Target Company for a total consideration of HK$11,600,000,000 (the "**Consideration**"), which is payable as to HK$4,000,100,000 in cash and as to the remaining balance of HK$7,599,900,000, by way of issuance of 411,250,000 Consideration Shares at HK$18.48 per Share. As at the Latest Practicable Date, the Company had a total number of 622,500,000 Shares outstanding, and the Consideration Shares represent approximately 66.06% of the Company's existing share capital and 39.78% of the Company's enlarged share capital immediately following Completion.

The cash component of the Consideration will be paid in two installments with the first installment of HK$3,000,000,000 being payable upon Completion and the second installment of HK$1,000,100,000 being payable before 30 June 2008 (or such later date as the parties to the Sale and Purchase Agreement may agree in writing). Upon Completion, the Consideration Shares will be issued to the Vendor and the relevant share certificates will be delivered.

Under the Sale and Purchase Agreement, each of the Vendor and Beijing Holdings has also given certain non-competition undertakings to the Company (on behalf of itself or as the trustee of the members of the Target Group). Please refer to the section entitled "Connected transactions - non-competition undertakings" in the Letter from the Board for further details.

We are advised by the Directors that the Sale and Purchase Agreement was negotiated and entered into on an arm's length basis between the parties thereto and the Directors believe that the terms and conditions of the Sale and Purchase Agreement are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

As disclosed in the Letter from the Board, Completion of the Acquisition is subject to following conditions being satisfied or waived (in the case of conditions described in paragraphs (1), (2), (3), (5) and (6) below):

(1) at Completion, and at all times between the date of the Sale and Purchase Agreement and Completion, all the Warranties are and have been true and accurate and not misleading;

(2) the Company notifying the Vendor in writing that it is satisfied in reliance on the Warranties as to:

- the completion of the Division and the transfer by Beijing Enterprises Group of the entire share capital of Gas Group to the Vendor in accordance with the approval of the relevant State authorities ("**Capital Transfer**"); and

- the respective business permits, finance, assets, contracts, taxation and commercial status of each member of the Target Group;

(3) the Vendors, Beijing Enterprises Group, Gas Group and Beiran Enterprises Ltd. having fully complied with all the covenants, agreements, obligations and conditions under the Sale and Purchase Agreement;

(4) all necessary third party (including government or official authorities) consents being obtained and no statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the shares in the Target Company or the operation of any member of the Target Group after Completion having been proposed, enacted or made by any governmental or official authority;

(5) receipt by the Company of a legal opinion issued by a firm of qualified lawyers in the PRC in respect of the completion of the Division, Capital Transfer, the Sale and Purchase Agreement and all matters relating thereto regarding all material issues under PRC law to the satisfaction of the Company;

(6) receipt by the Company of a legal opinion issued by a firm of qualified lawyers in the British Virgin Islands in respect of the Vendor and the Sale and Purchase Agreement and all matters relating thereto regarding all material issues under the laws of the British Virgin Islands to the satisfaction of the Company;

(7) the passing of the necessary resolutions by the Independent Shareholders to approve the Sale and Purchase Agreement, the issue and allotment of the Consideration Shares to the Vendor and the other transactions contemplated thereunder, in accordance with the Listing Rules; and

(8) approval for the issuance of the Consideration Shares being granted by the China Securities Regulatory Commission and approval for the listing of, and permission to deal in, the Consideration Shares being granted by the Stock Exchange.

Except for conditions (4), (7) and (8), all conditions may be waived by the Company. Completion shall take place on 30 June 2007 or such later date as the parties to the Sale and Purchase Agreement may agree in writing.

Shareholders should note that the Acquisition will only become unconditional upon the fulfillment (or waiver, if applicable) of the above conditions, which may not be satisfied or waived (as the case may be). Therefore, Shareholders and the public should exercise caution when dealing in the securities of the Company.

2. Business of the Target Group

The Target Company is an investment holding company that holds the entire equity interest of the Gas Group. The Gas Group was established on 27 October 2006 upon the division of the Original Gas Group pursuant to the injection and division plan approved by relevant PRC government authorities. Pursuant to the Division, the piped gas business operated by the Original Gas Group as well as the assets, liabilities and personnel related to the piped gas business were succeeded by the Gas Group; while other businesses of the Original Gas Group as well as related assets, liabilities and personnel were succeeded by Beiran Enterprises Ltd.

The Gas Group currently operates an extensive gas distribution network with a total length of 7,295 km, including (i) the pipeline network invested and constructed by the Original Gas Group and allocated to the Gas Group pursuant to the Division; and (ii) the pipeline network taken over by the Original Gas Group from other parties (the "**Assigned Pipeline Network**") and allocated to Beiran Enterprises Ltd. pursuant to the Division. Also pursuant to approvals granted by the Beijing Municipal Government and in accordance with relevant laws and regulations of the PRC, the Gas Group succeeded the integrated operation rights of all gas pipelines formerly operated by Original Gas Group and can continue to use and operate the Assigned Pipeline Network owned by Beiran Enterprises Ltd. at nil consideration.

The Gas Group is principally engaged in the distribution and sale of pipeline natural gas to residential, heating and cooling, commercial and industrial users, and heat-electricity co-generation users across Beijing. Pursuant to the Implementation Plan for Concessioned Gas Businesses in Beijing (北京管道天然氣特許經營項目實施方案) that was proposed by the Beijing Municipal Administration Commission in February 2006 and subsequently agreed to in-principle by the Beijing Municipal Government, the Gas Group obtained the exclusive right within the concession term and the concession area to construct gas pipelines, to supply natural gas to users, and to charge users accordingly. As disclosed in the Letter from the Board, the concession area of the Gas Group is the area within the Sixth Ring Road in Beijing, the eastern extension area of Changping and the group of Changping and the Machihou Nimtou group of Changping. The concession term is 25 years, which will commence from the date of the concession agreement, which is to be executed between the Gas Group and relevant authorities of the Beijing Municipal Government. The Gas Group may also apply for an extension of the term from the Beijing Municipal Government at any time during the period of one year prior to the expiration of the term of the concession.

We note that under prevailing PRC law and regulations, after being designated as the concessionaire to operate a pipeline natural gas business in the concession area in Beijing, the Gas Group shall also enter into a concession agreement with the relevant authorities of the Beijing Municipal Government. As at the Latest Practicable Date, the Gas Group was still negotiating the relevant terms of the concession agreement with the relevant authorities of the Beijing Municipal Government and the Directors have advised that they are not in a position to estimate when the concession agreement will be executed or to what extent certain provisions of the concession agreement (such as the relevant concession fees payable to the Beijing Municipal Government), once finalized, will affect the Target Company's financial position or results of operation. However, the Directors believe that the terms of the final concession agreement will not have any material adverse effect on the Target Company's financial performance or operations. We are also advised by Haiwen & Partners, the Company's PRC legal advisors, that there is no legal impediment to the execution of the concession agreement.

We also note that the pricing administration authorities organized and held a pricing hearing on 22 December 2006, at which the price pass-through mechanism proposed by the Gas Group was considered and approved, and it was determined that (1) the price pass-through mechanism will be adjusted once every three years; and (2) the selling prices of natural gas are to be adjusted at the same time and in the same direction as the rise or fall of the citygate prices, with the amount of adjustment substantially equivalent to the change in citygate price. The Directors are of the view that the recently adopted mechanism will mitigate the impact of upstream price increases on the Target Company's operations and financial performance. Whilst relevant factors of the price pass-through mechanism will be adjusted every three years subsequent to the examination of Gas Group's costs by the relevant government authorities which therefore subjects the Gas Group to future uncertainty as to the selling price of natural gas, considering the Gas Group's strategy and on-going efforts to improve its operating efficiency, the Directors are confident that the Gas Group will be able to achieve steady and reasonable profit margins going forward.

The Gas Group also holds a 40% equity interest in Hua You Company, which owns and operates natural gas transmission and dispatch facilities including Nos. 1 and 2 Shaanxi-Beijing Gas Transmission Pipeline (which have an aggregate designed maximum annual transmission capability of 15.3 billion cubic metres) and 4 underground storage reservoirs (which have an aggregate designed working volume of 2.357 billion cubic metres), and numerous gas supply stations, valve rooms, pressure compression stations and dispatch centres. Hua You Company mainly transmits natural gas from the upstream gas field and supplies gas to Beijing, Tianjin and Hebei Province. The Gas Group is the largest customer of Hua You Company. The Directors believe that the equity investment in Hua You Company not only brings the Gas Group attractive economic benefits but also ensures a stable and steady supply of gas from a strategic perspective.

We also note that the Gas Group is entrusted by Beijing Enterprises Group to hold a 49% equity interest in Tangshan Gas Group Limited ("Tangshan Gas"), which is yet to be established as at the Latest Practicable Date, pursuant to an entrustment investment agreement entered into between Beijing Enterprises Group and the Gas Group on 2 February 2007. The Gas Group will hold the 49% equity interest in Tangshan Gas and will exercise any rights and obligations associated therewith on behalf of Beijing Enterprises Group, and will not assume any liability or risk associated with the operation of and any loss that may be incurred by Tangshan Gas. In relation to such entrustment investment arrangement, we further note that:

- the Directors are of the opinion that Tangshan Gas will not be a competitor of the Group or the Target Group as the business of Tangshan Gas is conducted outside the operational territory of the Group and the Target Group;

- under the entrustment investment arrangement, the Gas Group has a pre-emptive right to acquire the 49% equity interest in Tangshan Gas if Beijing Enterprises Group wishes to transfer its entrustment interest in Tangshan Gas to any third party; and

- the Directors confirm that the Gas Group may seek to acquire the 49% interest in Tangshan Gas in the future once the potential profitability of Tangshan Gas and various risk factors can be fully evaluated, subject to compliance with the Listing Rules.

The Directors believe that the Target Company enjoys the following competitive advantages:

- a unique geographic advantage as the operations of the Target Group are strategically based in the capital city of the PRC and are expected to benefit from the significant economic development and urbanization trend of Beijing, the 2008 Olympics to be hosted by Beijing and the policy support by the PRC government to ensure the safe and stable supply of natural gas in Beijing;

- the leading position in the industry as the Target Company was ranked No. 1 as at the end of 2005 in China in terms of number of natural gas users, volume of purchases and sales of natural gas and length of its operating pipeline network system. The Directors believe that by leveraging this leading position, the Target Company is advantageously positioned to further expand its pipeline natural gas business to other PRC cities and regions;

- an extensive trunk pipeline network system which provides comprehensive coverage of all urban districts of Beijing as well as many sub-urban districts;

- stable and adequate supply of natural gas secured by the Target Company's investment in Hua You Company which owns Nos. 1 and 2 Shaanxi-Beijing Gas Transmission Pipelines and underground gas storage reservoirs;
- advanced operation management systems; and
- cutting edge technology in the industry.

Please refer to the Letter from the Board for further information relating to the businesses and operations of the Target Group.

3. Reason and Benefits of the Acquisition

We are advised by the Directors that the Company adopts a business development strategy focused on investing and operating infrastructure and public utilities with the aim of becoming a comprehensive municipal infrastructure and utilities company. We also understand that the Company has been seeking to streamline its business and to develop its infrastructure and utilities businesses into the major components of its asset portfolio. The Directors are of the view that the Acquisition represents a major strategic move towards implementing the Company's development strategy.

The Directors further believe that through the Acquisition, the positioning of the Company in the market will be further enhanced and the segmentation of the Group's principal operating activities will be more distinct. The Directors believe that the Acquisition will be a new driving force for the Company's growth and in turn to improve its financial performance and enhance Shareholder value.

We note that the Directors expect the Acquisition to:

- *strengthen the Group's focus on infrastructure and utilities businesses:* upon Completion, the infrastructure and utilities businesses will become predominant in the Group's operating activities. The Group will be engaged in a range of municipal infrastructure and utilities projects such as gas supply, water treatment and expressways, thus further enhancing the Group's positioning and extending its influence in the municipal infrastructure and utilities market as a whole. The Acquisition will also allow the Group to obtain a professional management team to further strengthen its management capabilities in relation to the municipal utilities business and to facilitate its expansion in the utilities businesses in other cities;
- *provide new driving force for the Group's growth:* the Target Group has achieved significant growth in recent years. Taking advantage of the opportunities arising from the 2008 Olympics and the expected continuous development of municipal construction projects in Beijing over the coming few years, and in light of the Beijing Municipal Government's effort to improve the quality of the environment in Beijing and to reduce air pollution by promoting the use of clean energy sources such as natural gas, the Directors expect that the gas business in Beijing will maintain a steady

growth rate. Based on the above and considering that the municipal gas industry in PRC is in a stage of rapid growth, the Directors are of the opinion that the Acquisition will allow the Group to benefit from the rapid development of Beijing and provide a new driving force for the Group's growth, including the opportunity to expand into the piped gas market in other cities to further develop its gas businesses; and

- *improve the Group's financial performance and enhance funding capability:* the Directors believe that the Gas Group has good profitability and growth prospects, and the Acquisition will enhance the Company's financial performance. The Directors expect the Acquisition to enhance the growth in profit and income of the Company which will in turn increase the level of the Company's earnings per Share, enhance Shareholder value and bring greater returns to Shareholders. In addition, as the business of the Gas Group generates sound cash flows and has relatively low gearing ratios, the Directors expect the Acquisition will also improve the credit rating of the Company, reduce its finance costs and consolidate the funding capability of the Company.

Please also refer to the Letter from the Board contained in the Circular for further details.

4. Consideration and Valuation

a) Basis of Consideration

As disclosed in the Letter from the Board contained in the Circular, the Consideration was arrived at after arm's length negotiations between the parties taking into consideration the following factors:

- the prospects of the Target Company, including its competitiveness and its estimated profitability;
- the price-to-earnings ratio ("**P/E**"), price-to-book ratio ("**P/B**") and enterprise value over earnings before interest, tax, depreciation and amortization ("**EV/EBITDA**") of other piped natural gas companies;
- synergies expected to arise from the Acquisition; and
- the expected enhancement to the Company's position in the market and competitiveness.

The Directors further confirmed that they believe the Consideration is fair and reasonable and in the best interests of the Shareholders as a whole.

b) Comparable Companies analysis

In formulating our opinion, we have identified from publicly available sources[1] all piped natural gas companies that are listed on the Stock Exchange ("**Comparable Companies**") and have reviewed the key multiples of the Comparable Companies. The following is a summary of the Comparable Companies:

Name	Market Capitalisation [1]	P/E [2] 2006	P/E 2007	EV/ EBITDA [2] 2006	P/B [2] 2006
	(HK$M)	*(times)*	*(times)*	*(times)*	*(times)*
Hong Kong & China Gas Co	102,352.8	17.5	19.7	17.3	4.8
Xinao Gas Holdings Ltd	8,093.6	21.0	17.0	11.2	2.1
Panva Gas Holdings Ltd	7,260.0	N/M[3]	17.9	N/A[4]	3.6
China Gas Holdings Ltd	5,162.3	24.4	17.4	N/A	N/A
Chinese People Gas Holdings Co Ltd	1,948.0	N/A	N/A	N/A	N/A
Zhengzhou Gas Co Ltd	1,401.7	12.9	12.0	7.5	2.4
Tianjin Tianlian Public Utilities Co Ltd	1,373.1	49.3	N/A	25.8	6.3
Zhongyu Gas Holdings Ltd	1,113.1	140.0	N/A	74.7	5.8
	High	**140.0**	**19.7**	**74.7**	**6.3**
	Low	**12.9**	**12.0**	**7.5**	**2.1**
	Average	**44.2**	**16.8**	**27.3**	**4.2**
	Median	**22.7**	**17.4**	**17.3**	**4.2**
Target Group	**11,600.0**	**23.7**	**14.7**	**13.7**	**1.3**

N/A: Not available as the audited financial results had not been published as at the Latest Practicable Date.

Note:

1. Calculated based on the closing share price on the Latest Practicable Date (Source: Bloomberg). For Target Group, being the Consideration.

2. Calculated based on the closing share price on the Latest Practicable Date (Source: Bloomberg), latest audited financial information of respective companies for 2006 and Bloomberg earnings estimates for 2007. For Target Group, calculated based on the Consideration, audited financial information for the Target Group for the year ended 31 December 2006 and profit forecast for the Target Group for the year ending 31 December 2007 using an exchange rate of 1 RMB = HK$1.01.

3. Not meaningful as the Company incurred a loss for the year ended 31 December 2006.

4. N/A means information is not available.

[1] Source: Stock Exchange website

[2] Source: Stock Exchange website

As shown in the table above, the P/E and EV/EBITDA represented by the Consideration are lower than the average and median of those of the Comparable Companies, and are within the range of those of the Comparable Companies; while the P/B represented by the Consideration is lower than those of the Comparable Companies.

c) Comparable transactions analysis

We have identified from publicly available sources[2] all completed acquisitions of piped natural gas assets/businesses by companies listed on the Stock Exchange between 1 January 2003 to 10 April 2007, being the date of the Announcement ("**Hong Kong Precedent Acquisitions**"), and have reviewed the key multiples of the Hong Kong Precedent Acquisitions. The following is a summary of the Hong Kong Precedent Acquisitions:

Acquirer Name	**Date of Announcement**	**% interest acquired**	**Consideration paid** *(HK$ million)*	**Implied P/E [3]** *(times)*	**Implied P/B [3]** *(times)*
Wah Sang Gas Holdings Limited	12 August 2003	89.9%	70.0	19.1	1.4
MRC Holdings Limited	26 November 2003	97.0%	10.2	3.8	N/A
Zhengzhou Gas Company Limited	31 March 2004	NA[2]	18.5	N/A	1.0
China Gas Holdings Limited	24 May 2004	30.0%	20.6	N/A	0.9
China Gas Holdings Limited	23 August 2004	25.0%	63.2	N/A	2.5
Sino Gas Group Limited	1 February 2006	50.0%	31.9	N/A	4.3
Tianjin Tianlian Public Utilities Company Limited	26 September 2006	NA[2]	6.9	N/A	1.0
Panva Gas Holdings Limited	4 December 2006	100.0%	3,230.8	146.9	4.0
Panva Gas Holdings Limited	23 December 2006	51.0%	66.5	N/A	1.0
			High	**146.9**	**4.3**
			Low	**3.8**	**0.9**
			Average	**56.6**	**2.0**
			Median	**19.1**	**1.2**
The Company	10 April 2007	100.0%	11,600.0	14.7	1.3

N/A: Information not available

Note:

1. Source: Circulars and announcements of the respective companies.

2. Not applicable as the acquisitions were structured as acquisitions of assets.

3. Calculated based on the respective acquisition price (for Target Group, the Consideration) and the latest financial statements of the acquired company/assets available at the time of the respective acquisition (for Target Group, the profit forecast for the year ending 31 December 2007 and the net asset value as at 31 December 2006).

As shown in the table above, the P/E represented by the Consideration is below the average and median of those of the Hong Kong Precedent Acquisitions and is within the range of those of the Hong Kong Precedent Acquisitions; while the P/B represented by the Consideration is below the average of those of the Hong Kong Precedent Acquisitions and is within the range of those of the Hong Kong Precedent Acquisitions.

As (i) the transaction values of the Hong Kong Precedent Acquisitions are significantly lower than the Consideration; and (ii) the operating scale of the target companies/assets of the Hong Kong Precedent Acquisitions are significantly smaller than that of the Target Group, we have further identified from publicly available sources[3] all completed acquisitions of piped natural gas assets/businesses by companies listed overseas involving a consideration of over US$500 million between 1 January 2005 and 10 April 2007 (being the date of the Announcement) for which financial information on the target assets/businesses is available ("**Overseas Precedent Acquisitions**"), and have reviewed the key multiples of the Overseas Precedent Acquisitions. The following is a summary of the Overseas Precedent Acquisitions:

Acquirer Name	Target Name	Country	Date of Announcement	% interest acquired	Consideration paid	Implied P/E	Implied EV/ EBITDA	Implied P/B
					(US$ million)	*(times)*	*(times)*	*(times)*
Kinder Morgan, Inc.	Terasen Inc.	US	1 August 2005	100%	5,527.8	44.1	18.0	4.6
PG Energy Inc.	UGI Corporation	US	17 January 2006	100%	580.0	N/A	11.1	1.1
					Average	44.1	14.6	2.8
The Company	Target Group		10 April 2007	100%	1,484.0	14.7	13.7	1.3

Note:

1. Source: Circulars and press releases of the respective companies.

2. Calculated based on the respective acquisition price (for Target Group, the Consideration using an exchange rate of US$1.00 = HK$7.8168) and the latest financial statements of the target available at the time of the respective acquisition (for Target Group, the audited financial statements for the year ended 31 December 2006 and profit forecast for the year ending 31 December 2007).

[3] Source: Bloomberg

As shown in the table above, the implied P/E, EV/EBITDA and P/B represented by the Consideration are below the average of those of the Overseas Precedent Acquisitions and are within the range of those of the Overseas Precedent Acquisitions.

5. Potential financial impact of the Acquisition

We have considered the potential financial effects of the Acquisition on the Company based on the financial information of the Group as set out in Appendix I to the Circular and the unaudited pro forma financial information of the Enlarged Group as set out in Appendix III to the Circular. The unaudited pro forma financial information of the Enlarged Group is prepared by the Directors to illustrate how the Acquisition might have affected the results of operations, financial position and cash follows of the Company had the Acquisition been completed on 1 January 2006.

a) Net assets and net tangible assets

Based on the unaudited pro forma balance sheet of the Enlarged Group as set out in Appendix III to the Circular, had the Acquisition been completed on 1 January 2006, the unaudited pro forma adjusted net assets of the Enlarged Group attributable to the Shareholders would be approximately HK$16,470.6 million as at 31 December 2006, representing an increase of approximately HK$7,599.9 million compared to the net asset value of approximately HK$8,870.7 million as reported by the Company (without taking into consideration of the Acquisition) as at the same date. Meanwhile, the unaudited pro forma adjusted net tangible assets of the Enlarged Group attributable to the Shareholders would be approximately HK$11,991.5 million as at 31 December 2006, representing an increase of approximately HK$4,649.3 million compared to approximately HK$7,341.9 million as reported by the Company (without taking into consideration of the Acquisition) as at the same date. We note from the above that the Acquisition is expected to have a positive impact on the net assets and net tangible assets of the Company.

As a result of the Acquisition, the Enlarged Group will record a positive goodwill of approximately HK$2,936.8 million, which represents the excess of the cost of Acquisition of approximately HK$11,647.8 million (including the fair value of the Consideration of approximately HK$11,555.0 million and the estimated expenses of direct legal and professional costs related to the Acquisition of approximately HK$92.8 million) over the fair values of identifiable assets, liabilities and contingent liabilities of the Target Group of approximately HK$8,711.0 million as at 31 December 2006.

b) Profits

Based on the unaudited pro forma income statement of the Enlarged Group for the year ended 31 December 2006 as set out in Appendix III to the Circular, we note that, had the Acquisition been completed on 1 January 2006:

- the unaudited pro-forma combined profit before taxation of the Enlarged Group from continuing operation for the year ended 31 December 2006 would be approximately HK$859.6 million, or approximately HK$435.4 million higher than the consolidated profit before taxation of the Group from continuing operation for the same period, being approximately HK$424.2 million as reported by the Company in its audited financial statements; and

- the unaudited pro-forma net profit generated from the Enlarged Group for the year ended 31 December 2006 would be approximately HK$641.7 million, or approximately HK$303.0 million higher than the consolidated net profit of HK$338.7 million reported by the Company in its audited financial statements for the same period.

We are advised by the Directors that they believe the Acquisition will enhance the growth in profit and income of the Company which will in turn increase the level of earnings per Share, enhance Shareholder value and bring greater returns to Shareholders. As such, the Acquisition is expected to have a positive impact on the profit of the Company.

c) Indebtness and gearing

Based on the unaudited pro forma balance sheet of the Enlarged Group as at 31 December 2006 as set out in Appendix III to the Circular, had the Acquisition been completed on 1 January 2006:

- the total debt (being the total interest bearing borrowings) of the Enlarged Group would be approximately HK$4,728.6 million as at 31 December 2006, representing an increase of approximately HK$2,827.1 million compared to the total debt of approximately HK$1,901.4 million reported by the Company as at the same date;

- the gross gearing ratio (being the total debt divided by total assets) of the Enlarged Group would be approximately 14.7% as at 31 December 2006, increased from that of approximately 11.0% of the Company as at the same date;

- the Enlarged Group would have a net debt of approximately HK$1,376.1 million as at 31 December 2006, compared to a net cash position of approximately HK$807.0 million reported by the Company as at the same date.

Based on the above, we note that the Acquisition would be expected to increase the gearing of the Enlarged Group. We have reviewed the gearing ratios of a number of Hong Kong listed conglomerate companies which have a focus on infrastructure and/or utilities investments, such as Shun Tak Holdings Limited, CITIC Pacific Limited, Guangdong Investment Limited and NWS Holdings Limited ("**Hong Kong Infrastructure Conglomerates**"). Based on the latest balance sheets of those Hong Kong Infrastructure Conglomerates that are publicly available as at the Latest Practicable Date and the unaudited pro forma balance sheet of the Enlarged Group as at 31 December 2006, we note that, had the Acquisition been completed on 1 January 2006 the gearing ratios of the Enlarged Group (as extracted from the unaudited pro forma financial information on the Enlarged Group as set out in Appendix III to the Circular) would have be in line with those of the Hong Kong Infrastructure Conglomerates.

d) Working capital

Based on the unaudited pro forma balance sheet of the Enlarged Group as at 31 December 2006 as set out in Appendix III to the Circular, had the Acquisition been completed on 1 January 2006, the net current asset of the Enlarged Group would be approximately HK$384.4 million, representing a decrease of approximately HK$2,525.1 million compared to the net current asset of the Group of approximately HK$2,909.5 million as at the same date. We note that the significant decrease in the Enlarged Group's net current assets (a decrease of approximately HK$2,525.1million or by approximately 86.8%) would have been mainly attributable to the net current liability position of the Target Company: based on the Accountant's Report of the Target Company included as Appendix II to the Circular, we note that the Target Company has a net current liability of approximately RMB1,432.3 million.

We note that the net current liability of the Target Group was mainly attributable to advance receipt of gas fees (of approximately RMB1,237 million as at 31 December 2006) which are not refundable and certain payables related to capital expenditures (of approximately RMB471 million as at 31 December 2006). We understand from the Directors that the management of the Target Group considers that, taking into account the proceeds from internally generated cash flow and the bank credit facilities of RMB2,343 million not yet drawn by the Gas Group, the Target Group has adequate working capital to satisfy its requirements at present.

Also based on the Accountants' Report of the Target Company included as Appendix II to the Circular, we note the Target Company generates significant and increasing cash flows from its operating activities, being RMB944.7 million, RMB1,341.6 million and RMB1,546.3 million respectively for each of three years ended 31 December 2006. Except for 2005, for which year we are advised by the Directors that the Target Company started to increase its capital expenditure on infrastructure development (e.g. capital expenditure in relation to the purchase of property, plant and equipment increased from approximately RMB723.4 million in 2004 by 48.8% to approximately RMB1,076.7 million in 2005), the Target

Company's operating cash flows had been sufficient to finance its investment activities for the past three years. We are of the opinion that, based on the above, the Directors' view that the Target Group's ability to generate sufficient cash flows ensures that the Acquisition will not result in undue liquidity risks for the Enlarged Group is reasonably held.

The Directors have also confirm their view that, after taking into account the internal resources, the necessary banking facilities in place and other sources of financing available to the Enlarged Group, the Enlarged Group has adequate working capital to satisfy its prevailing needs for at least twelve months from the date of the Circular.

6. Funding of the Acquisition

The Consideration of HK$11,600,000,000 will be payable by a combination of cash and the issuance of the Consideration Shares.

a) Cash consideration

The cash consideration of HK$4,000,100,000 (representing approximately 34.5% of the Consideration) will be payable in two installments, with the first installment of HK$3,000,000,000 being payable upon Completion and the second installment of HK$1,000,100,000 being payable on 30 June 2008 (or such other date as the parties to the Sale and Purchase Agreement may agree in writing). We are advised by the Directors that HK$2,000.0 million of the first installment of the cash consideration will be financed by a 5-year syndicated bank loan and the remaining balance of HK$1,000.0 million will be settled through the Group's current accounts with its holding companies and group companies of Beijing Enterprises Group.

b) Consideration Shares

The balance of the Consideration, being HK$7,599,900,000 which represents approximately 65.5% of the Consideration, will be payable upon Completion by the issuance of 411,250,000 Consideration Shares at HK$18.48 per Share to the Vendor. We are advised by the Directors that the Vendor has confirmed that it does not have any intention to transfer, mortgage or pledge the Consideration Shares to any person (except any wholly-owned subsidiary of Beijing Enterprises Group) within six months from the day on which the Consideration Shares are allotted to the Vendor (both days inclusive).

We have identified from publicly available sources[4] all placements of new shares involving fund raisings of more than HK$500 million conducted by companies listed on the Main Board of the Stock Exchange between 1 January 2007 to 10 April 2007, being the date of the Announcement ("**Hong Kong**

[4] *Source:* Stock Exchange website

Placements"), and have reviewed the discounts/premia represented by the placing prices of the Hong Kong Placements. The following is a summary of the Hong Kong Placements:

Company	Date of Placement	Fund Raised *(HK$m)*	Placing Price *(HK$)*	Premium/Discount to Last Full Trading Day Price *(%)*	Last 5 Trading Days Price *(%)*	Last 10 Trading Days Price *(%)*	Last 30 Trading Days Price *(%)*	Last 90 Trading Days Price *(%)*
HKC (Holdings) Limited	11 January 2007	582.0	1.33	-11.3%	-8.7%	-7.1%	-6.4%	15.8%
Star Cruises Limited	22 January 2007	584.0	2.29	-9.5%	-9.5%	-4.9%	10.4%	35.9%
Lee & Man Paper Manufacturing Limited	25 January 2007	1,480.0	18.50	-5.2%	-6.1%	-4.7%	-2.2%	6.4%
CITIC Resources Holdings Limited	9 February 2007	1,722.0	2.46	-5.0%	2.9%	2.9%	5.2%	26.6%
HKC (Holdings) Limited	12 February 2007	1,000.0	1.37	-5.5%	-4.5%	-5.2%	-5.1%	8.3%
Harbin Power Equipment Company Limited	13 February 2007	1,125.9	10.00	-4.8%	1.3%	7.8%	13.9%	27.3%
Geely Automobile Holdings Limited	15 February 2007	636.0	1.06	10.4%	8.8%	14.5%	20.9%	20.5%
Road King Infrastructure Limited	22 February 2007	549.0	12.20	-3.9%	-3.6%	-4.8%	-4.1%	2.0%
			High	10.4%	8.8%	14.5%	20.9%	35.9%
			Low	-11.3%	-9.5%	-7.1%	-6.4%	2.0%
			Average	-4.4%	-2.4%	-0.2%	4.1%	17.9%
			Median	-5.1%	-4.0%	-4.7%	1.5%	18.2%
The Company[(note)]		7,599.9	18.48	-6.7%	-6.6%	-5.0%	-2.0%	5.3%

Source: Stock Exchange website, Bloomberg

Note: refers to the Consideration Shares to be issued upon Completion pursuant to the Acquisition.

As shown in the table above, the issue price of HK$18.48 per Consideration Share represents:

(a) a discount of approximately 6.7% to the closing price of HK$19.80 per Share as quoted on the Stock Exchange on 3 April 2007, being the last full trading day immediately prior to the date of the Announcement (the "**Last Trading Date**"). Such discount is larger than the average and median discounts of the Hong Kong Placements, but is within the last trading date discount/premium range of the Hong Kong Placements;

(b) a discount of approximately 6.6% to the average closing price of approximately HK$19.78 per Share as quoted on the Stock Exchange for the last five trading days up to and including the Last Trading Date. Such discount is larger than the average and median 5-day discounts of the Hong Kong Placements, but is within the 5-day discount/premium range of the Hong Kong Placements;

(c) a discount of approximately 5.0% to the average closing price of approximately HK$19.46 per Share as quoted on the Stock Exchange for the last ten trading days up to and including the Last Trading Date. Such discount is larger than the average and median discounts of the Hong Kong Placements, but is within the 10-day discount/premium range of the Hong Kong Placements;

(d) a discount of approximately 2.0% to the average closing price of approximately HK$18.85 per Share as quoted on the Stock Exchange for the last 30 trading days up to and including the Last Trading Date. Such discount is within the 30-day discount/premium range of the Hong Kong Placements, while the average and median 30-day premiums of the Hong Kong Placements represent premiums of 4.1% and 1.5% respectively;

(e) a premium of approximately 5.3% to the average closing price of approximately HK$17.56 per Share as quoted on the Stock Exchange for the last 90 trading days up to and including the Last Trading Date. Such premium is smaller than the average and median 90-day premiums of the Hong Kong Placements, but is within the 90-day premium range of the Hong Kong Placements; and

(f) a discount of approximately 9.6% to the closing price of HK$20.45 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

Based on the above, we are of the opinion that the pricing of the Consideration Shares is in line with the discounts/premia of the Hong Kong Placements, which we believe are relevant for comparison purposes.

The following graph sets forth the historical daily closing market prices and the daily trading volume of the Shares for the period from 1 January 2006 up to the Latest Practicable Date.



Daily Trading Volume
Daily Closing Price (RHS)
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Shares
24
22
20
18
16
14
12
10
HK$
Issue Price per Consideration Share: HK$18.48
1/3/2006
2/3/2006
3/3/2006
4/3/2006
5/3/2006
6/3/2006
7/3/2006
8/3/2006
9/3/2006
10/3/2006
11/3/2006
12/3/2006
1/3/2007
2/3/2007
3/3/2007
4/3/2007

We note that the issue price of HK$18.48 per Consideration Share is higher than the daily closing price of the Shares in 2006 and in the first month of 2007. We further note that the Share price increased by 10.9% to HK$21.95 per Share on 11 April 2007 (being the first date of resumption of trading in the Shares following the publication of the Announcement), compared to the closing price of the Shares of HK$19.80 on the Last Trading Date. As at the Latest Practicable Date, the closing price of the Shares was HK$20.45, representing an increase of 3.3% compared to the closing price of the Shares of HK$19.80 on the Last Trading Date.

As at the Latest Practicable Date, the Company had a total number of 622,500,000 Shares outstanding, and the Consideration Shares represent approximately 66.06% of the Company's existing share capital and 39.78% of the Company's enlarged share capital immediately following the Completion. Immediately after the Completion and the Transfer, the Independent Shareholders' equity interest in the Company will be diluted from approximately 47.95% to 28.88% as a result of the Acquisition. As the Consideration Shares will all be issued to the Vendor, there will be no change in the number of Shares held by the public, and therefore no change in the size of the public float of the Company. In addition, we note that while the Acquisition will result in a significant dilution (of approximately 60.3% compared to prior to the Acquisition) to the total shareholding of Independent Shareholders, Independent Shareholders would still be in a position to block special resolutions which, under the Company's articles of association, require the affirmative votes of at least 75% of all shares entitled to vote on a given special resolution. Based on the above, and considering the Directors' belief that the Acquisition is expected to enhance the Company's profit growth, increase the level of the Company's earnings per Share and subsequently to increase Shareholder value, we are of the view that the dilution to the equity interests of the Independent Shareholders that will result from the Acquisition is acceptable.

As at the Latest Practicable Date, approximately 52.05% of the Company's issued share capital was held by subsidiaries of Beijing Holdings, which is controlled by the Beijing Municipal Government. As a result of the Transfers, Beijing Holdings and BEIL will become subsidiaries of Beijing Enterprises Group. As the Vendor is also a subsidiary of Beijing Enterprises Group, approximately 71.12% of the issued Shares will be controlled by Beijing Municipal Government through Beijing Enterprises Group and its subsidiaries immediately after Completion. Therefore, the completion of the Acquisition will not result in a change of control of the Company. Please refer to the section entitled "Shareholding Structure of the Company and the Target Group" of the Letter from the Board for further details.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

(i) the representation made by the Directors that the Sale and Purchase Agreement was negotiated and entered into on an arm's length basis between the parties thereto;

(ii) the Directors' view that the Acquisition is consistent with the Company's strategy;

(iii) the Directors' view that the Acquisition will strengthen the Company's focus on infrastructure and utilities businesses, provide a new driving force for the Company's growth, and improve the Company's financial performance and enhance its funding capability;

(iv) the Directors' representation that the Consideration was determined after taking into consideration the prospects of the Target Company and the P/E, P/B and EV/EBITDA of other piped natural gas companies, the synergies expected to arise from the Acquisition, and the expected enhancement to the Company's position in the market and competitiveness;

(v) the P/E, EV/EBITDA and P/B represented by the Consideration are lower than the average and median of those of the Comparable Companies;

(vi) the P/E and P/B represented by the Consideration are lower than the average and median of those of the Hong Kong Precedent Acquisitions;

(vii) the P/E, EV/EBITDA and P/B represented by the Consideration are lower than the average and median of the Overseas Precedent Acquisitions;

(viii) the unaudited pro forma net assets and net tangible assets of the Enlarged Group as at 31 December 2006 are higher than the audited net assets and net tangible assets of the Company as at 31 December 2006;

(ix) the unaudited pro forma profit before taxation and net profit for the Enlarged Group for the year ended 31 December 2006 are higher than the audited profit before taxation and net profit of the Company for the year ended 31 December 2006;

(x) the fact that the Directors are satisfied that the Enlarged Group has adequate working capital to satisfy its prevailing needs for at least twelve months from the date of the circular;

(xi) the fact that the Consideration will be payable by a combination of cash and the Consideration Shares, and the cash component of the Consideration will be satisfied as to HK$2,000.0 million by a syndicated bank loan and as to the remaining HK$1,000.0 million by offsetting the Group's current accounts with its holding companies and group companies of Beijing Enterprises Group; and

(xii) the Consideration Shares are to be issued to the Vendor upon Completion at HK$18.48 per Share, which represents a discount of 6.7% to the closing price per Share on the Last Trading Date, a discount of 6.6% to the 5-day average closing price up to the Last Trading Date, a discount of 5.0% to the 10-day average closing price up to the Last Trading Date, a discount of 2.0% to the 30-day average closing price up to the Last Trading Date, and a premium of 5.3% to the 90-day average closing price up to the Last Trading Date. Such discounts and premia are within the range of those of the Hong Kong Placements.

RECOMMENDATION

Having considered all the above principal factors and reasons, we consider as the date hereof that:

a) the terms of the Acquisition are on normal commercial terms;

b) the Acquisition is entered into in the ordinary and usual course of the business of the Company; and

c) the terms of the Acquisition are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Accordingly, we would advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the Acquisition at the Extraordinary General Meeting to be convened on 17 May 2007, at 3 p.m..

This letter is provided to the Independent Board Committee and the Independent Shareholders of the Company in connection with and for the purposes of their evaluation of the Acquisition. In the event of inconsistency, the English text of this letter shall prevail over the Chinese text. This letter may not be disclosed, referred to, or communicated (in whole or part) to any third party for any purpose whatsoever except with our prior written approval. This letter may be reproduced in full in the Circular but may not otherwise be disclosed publicly in any manner without our prior written approval.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Robert Reid
Managing Director

A. SUMMARY OF RESULTS OF THE GROUP

The following is a summary of the consolidated results of the Group for the three years ended 31 December 2006 as extracted from the published audited financial statements of the Group, and as restated and reclassified as appropriate:

	Year ended 31 December		
	2006	2005	2004
	HK$'000	*HK$'000*	*HK$'000*
		(Restated)	*(Restated)*
		(Note)	*(Note)*
CONTINUING OPERATIONS:			
REVENUE	7,246,920	6,263,153	5,496,985
Cost of sales	(4,815,447)	(4,172,152)	(3,546,127)
Gross profit	2,431,473	2,091,001	1,950,858
Gain on deemed disposal of interests in subsidiaries	146,957	14,498	20,715
Other income and gains, net	294,430	305,982	313,819
Selling and distribution costs	(834,775)	(652,723)	(517,747)
Administrative expenses	(858,241)	(712,488)	(638,297)
Dilution losses on share reforms of subsidiaries	(485,827)	–	–
Other operating expenses, net	(231,440)	(193,923)	(142,289)
PROFIT FROM OPERATING ACTIVITIES	462,577	852,347	987,059
Finance costs	(103,711)	(131,105)	(100,485)
Share of profits and losses of:			
Jointly-controlled entities	688	(12,712)	50,068
Associates	64,644	24,095	54,012
PROFIT BEFORE TAX	424,198	732,625	990,654
Tax	(169,823)	(136,877)	(204,965)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	254,375	595,748	785,689
DISCONTINUED OPERATIONS:			
Profit/(loss) for the year from discontinued operations	353,875	119,061	(120,929)
PROFIT FOR THE YEAR	608,250	714,809	664,760
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations	100,216	469,999	571,815
Discontinued operations	238,452	100,423	(68,627)
	338,668	570,422	503,188
Minority interests	269,582	144,387	161,572
	608,250	714,809	664,760

Note: Owing to the discontinuance of the Group's retail operation and property construction and development operation in 2006, certain amounts of the consolidated results for the years ended 31 December 2004 and 2005 have been restated to conform to the presentation for the year ended 31 December 2006.

(B) AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2006

Set out below are the audited financial statements of the Group for the year ended 31 December 2006, as extracted from the annual report of the Company for the year ended 31 December 2006:

"CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2006

	Notes	**2006** *HK$'000*	**2005** *HK$'000* (Restated)
CONTINUING OPERATIONS:			
REVENUE	*4*	7,246,920	6,263,153
Cost of sales		(4,815,447)	(4,172,152)
Gross profit		2,431,473	2,091,001
Gain on deemed disposal of interests in subsidiaries	*5*	146,957	14,498
Other income and gains, net	*4*	294,430	305,982
Selling and distribution costs		(834,775)	(652,723)
Administrative expenses		(858,241)	(712,488)
Dilution losses on share reforms of subsidiaries	*6*	(485,827)	–
Other operating expenses, net		(231,440)	(193,923)
PROFIT FROM OPERATING ACTIVITIES	*7*	462,577	852,347
Finance costs	*8*	(103,711)	(131,105)
Share of profits and losses of:			
Jointly-controlled entities	*22(a)*	688	(12,712)
Associates	*23(a)*	64,644	24,095
PROFIT BEFORE TAX		424,198	732,625
Tax	*11*	(169,823)	(136,877)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		254,375	595,748
DISCONTINUED OPERATIONS:			
Profit for the year from discontinued operations	*7, 12*	353,875	119,061
PROFIT FOR THE YEAR		608,250	714,809

CONSOLIDATED INCOME STATEMENT (continued)

Year ended 31 December 2006

	Notes	2006 *HK$'000*	2005 *HK$'000* (Restated)
ATTRIBUTABLE TO:			
Shareholders of the Company:			
Continuing operations		100,216	469,999
Discontinued operations	*12*	238,452	100,423
	13	338,668	570,422
Minority interests		269,582	144,387
		608,250	714,809
DIVIDENDS	*14*		
Interim		62,250	62,250
Proposed final		124,500	124,500
		186,750	186,750
EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY	*15*		
Basic			
– For profit for the year		HK$0.54	HK$0.92
– For profit from continuing operations		HK$0.16	HK$0.76
Diluted			
– For profit for the year		HK$0.54	HK$0.90
– For profit from continuing operations		HK$0.16	HK$0.74

CONSOLIDATED BALANCE SHEET

31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	16	7,681,882	8,037,017
Investment properties	17	272,904	446,820
Prepaid land premiums	18	302,757	377,320
Goodwill	19	44,177	275,777
Other intangible assets	20	1,450,584	1,517,866
Interests in jointly-controlled entities	22	1,921	182,918
Interests in associates	23	519,854	248,849
Trade and bills receivables	29	–	33,202
Prepayments, deposits and other receivables	30	130,008	313,782
Pledged deposits	24	2,200	34,684
Available-for-sale investments	25	352,914	510,037
Deferred tax assets	41	663	67,772
Total non-current assets		10,759,864	12,046,044
Current assets:			
Prepaid land premiums	18	8,086	12,684
Properties under development		–	322,301
Properties held for sale	26	–	39,406
Inventories	27	1,648,707	1,574,923
Amounts due from customers for contract work	28	–	25,238
Trade and bills receivables	29	458,313	928,709
Prepayments, deposits and other receivables	30	1,644,518	1,055,066
Financial assets at fair value through profit or loss	32	9,706	45,551
Taxes recoverable		27,258	37,415
Pledged deposits	24	59,305	15,557
Cash and cash equivalents	33	2,708,395	3,508,055
		6,564,288	7,564,905
Non-current assets classified as held for sale	34	–	19,319
Total current assets		6,564,288	7,584,224
TOTAL ASSETS		17,324,152	19,630,268

CONSOLIDATED BALANCE SHEET (continued)

31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
EQUITY AND LIABILITIES			
Equity attributable to shareholders of the Company:			
Issued capital	35	62,250	62,250
Reserves	37(a)	8,683,955	8,256,191
Proposed final dividend	14	124,500	124,500
		8,870,705	8,442,941
Minority interests		4,189,100	4,064,052
TOTAL EQUITY		13,059,805	12,506,993
Non-current liabilities:			
Bank and other borrowings	38	566,998	373,311
Convertible bonds	39	464	548,785
Other long term liabilities	40	21,570	32,682
Deferred tax liabilities	41	20,512	168,527
Total non-current liabilities		609,544	1,123,305
Current liabilities:			
Trade and bills payables	42	733,615	1,165,555
Amounts due to customers for contract work	28	–	48,580
Other payables and accruals	43	1,036,140	1,839,417
Taxes payable	44	551,098	395,132
Bank and other borrowings	38	1,333,950	2,505,132
		3,654,803	5,953,816
Liabilities directly associated with non-current assets classified as held for sale	34	–	46,154
Total current liabilities		3,654,803	5,999,970
TOTAL LIABILITIES		4,264,347	7,123,275
TOTAL EQUITY AND LIABILITIES		17,324,152	19,630,268

Yi Xi Qun
Director

Zhang Hong Hai
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2006

		Attributable to shareholders of the Company												
	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 37(a)(iii))	Share option reserve HK$'000	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 37(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2005		62,250	4,839,497	(210,685)	-	-	-	32,287	620,601	2,412,648	124,500	7,881,098	3,720,099	11,601,197
Exchange realignment		-	-	-	-	-	-	141,984	-	-	-	141,984	72,145	214,129
Fair value gain on revaluation of building upon transfer to investment properties		-	-	-	-	12,332	-	-	-	-	-	12,332	380	12,712
Gain on minority interests on deemed capital contribution		-	-	33,589	-	-	-	-	-	-	-	33,589	(33,589)	-
Total income and expense for the year recognised directly in equity		-	-	33,589	-	12,332	-	141,984	-	-	-	187,905	38,936	226,841
Profit for the year		-	-	-	-	-	-	-	-	570,422	-	570,422	144,387	714,809
Total income and expense for the year		-	-	33,589	-	12,332	-	141,984	-	570,422	-	758,327	183,323	941,650
Capital contributions from minority shareholders		-	-	-	-	-	-	-	-	-	-	-	69,996	69,996
Deemed capital contributions in respect of an interest-free loan from a minority shareholder		-	-	-	-	-	-	-	-	-	-	-	82,767	82,767
Acquisition of interests in subsidiaries		-	-	-	-	-	-	-	-	-	-	-	457,884	457,884
Acquisition of minority interests		-	-	-	-	-	-	-	-	-	-	-	(2,490)	(2,490)
Disposal of interests in subsidiaries		-	-	(136,328)	-	-	-	(4,932)	(21,458)	157,786	-	(4,932)	(361,386)	(366,318)
Deemed disposal of interest in a subsidiary		-	-	15,980	-	-	-	-	(1,667)	(14,313)	-	-	(14,498)	(14,498)
Disposal of interests in jointly-controlled entities		-	-	(2,277)	-	-	-	(5,434)	(6,579)	9,488	-	(4,802)	-	(4,802)
Goodwill released upon disposal of interest in a subsidiary		-	-	79,457	-	-	-	-	-	(79,457)	-	-	-	-
Goodwill released upon disposal of an interest in a jointly-controlled entity		-	-	118,431	-	-	-	-	-	(118,431)	-	-	-	-
Final 2004 dividend declared		-	-	-	-	-	-	-	-	-	(124,500)	(124,500)	-	(124,500)
Interim 2005 dividend	14	-	-	-	-	-	-	-	-	(62,250)	-	(62,250)	-	(62,250)
Proposed final 2005 dividend	14	-	-	-	-	-	-	-	-	(124,500)	124,500	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	-	-	(71,643)	(71,643)
Transfer to reserves		-	-	17,099	-	-	-	(20)	121,360	(138,439)	-	-	-	-
At 31 December 2005		62,250	4,839,497*	(84,734)*	-*	12,332*	-*	163,885*	712,257*	2,612,954*	124,500	8,442,941	4,064,052	12,506,993

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

Year ended 31 December 2006

		Attributable to shareholders of the Company												
	Notes	Issued capital HK$'000	Share premium account HK$'000	Capital reserve HK$'000 (note 37(a)(iii))	Share option reserve HK$'000	Property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	PRC reserve funds HK$'000 (note 37(a)(ii))	Retained profits HK$'000	Proposed final dividend HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006		62,250	4,839,497	(84,734)	–	12,332	–	163,885	712,257	2,612,954	124,500	8,442,941	4,064,052	12,506,993
Exchange realignment		–	–	–	–	–	–	317,580	–	–	–	317,580	180,561	498,141
Changes in fair value of available-for-sale investments		–	–	–	–	–	313,491	–	–	–	–	313,491	312,240	625,731
Deferred tax debited to equity	41	–	–	–	–	–	(103,452)	–	–	–	–	(103,452)	(103,039)	(206,491)
Total income and expense for the year recognised directly in equity		–	–	–	–	–	210,039	317,580	–	–	–	527,619	389,762	917,381
Profit for the year		–	–	–	–	–	–	–	–	338,668	–	338,668	269,582	608,250
Total income and expense for the year		–	–	–	–	–	210,039	317,580	–	338,668	–	866,287	659,344	1,525,631
Capital contributions from minority shareholders		–	–	3,327	–	–	–	–	–	–	–	3,327	890,846	894,173
Disposal of interests in subsidiaries		–	–	333,233	–	(1,371)	(210,039)	(61,651)	(44,857)	(287,005)	–	(271,690)	(1,151,289)	(1,422,979)
Deemed disposal of interests in subsidiaries		–	–	156,080	–	(2,853)	–	(822)	(28,957)	(127,596)	–	(4,148)	(142,809)	(146,957)
Deconsolidation of subsidiaries		–	–	(27)	–	–	–	(1,809)	(4,089)	5,925	–	–	(454,807)	(454,807)
Share reform of subsidiaries	6	–	–	(200,323)	–	–	–	–	(47,853)	248,176	–	–	485,827	485,827
Share reform expenses		–	–	(3,451)	–	–	–	–	–	–	–	(3,451)	–	(3,451)
Issue of share options	36	–	–	–	21,279	–	–	–	–	–	–	21,279	–	21,279
Issue of share options by a subsidiary	36	–	–	2,910	–	–	–	–	–	–	–	2,910	2,304	5,214
Final 2005 dividend declared		–	–	–	–	–	–	–	–	–	(124,500)	(124,500)	–	(124,500)
Interim 2006 dividend	14	–	–	–	–	–	–	–	–	(62,250)	–	(62,250)	–	(62,250)
Proposed final 2006 dividend	14	–	–	–	–	–	–	–	–	(124,500)	124,500	–	–	–
Dividends paid to minority shareholders		–	–	–	–	–	–	–	–	–	–	–	(164,368)	(164,368)
Transfer to reserves		–	–	8,231	–	(515)	–	–	117,685	(125,401)	–	–	–	–
At 31 December 2006		62,250	4,839,497*	215,246*	21,279*	7,593*	–*	417,183*	704,186*	2,478,971*	124,500	8,870,705	4,189,100	13,059,805

* These reserve accounts comprise the consolidated reserves of HK$8,683,955,000 (2005: HK$8,256,191,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax:			
From continuing operations		424,198	732,625
From discontinued operations	12(a)	701,851	157,270
Adjustments for:			
Finance costs	8	114,893	156,220
Fair value gains on investment properties, net	4	(4,580)	(13,635)
Excess over the cost of acquisition of subsidiaries and minority interests	4	(889)	(3,677)
Share of profits and losses of jointly-controlled entities and associates		(58,672)	5,099
Depreciation	7	705,779	594,861
Amortisation of operating concessions	7	106,415	102,605
Amortisation of management information systems	7	2,000	1,887
Amortisation of licences	7	449	1,491
Amortisation of deferred development costs	7	670	–
Impairment of items of property, plant and equipment	7	1,916	3,780
Impairment of goodwill	7	44,625	59,658
Impairment of licences	7	–	12,000
Impairment of deferred development costs	7	–	5,870
Impairment of available-for-sale investments	7	90,770	1,083
Impairment of an amount due from an associate	7	5,500	4,500
Impairment of trade and bills receivables	7	15,838	48,398
Impairment of other receivables	7	94,226	22,445
Provision/(write-back of provision) against inventories, net	7	3,459	(8,377)
Interest income	4	(82,177)	(73,165)
Investment income	4	(1,436)	(3,271)
(Gain)/loss on disposal of items of property, plant and equipment, net	7	(111,341)	5,556
Gain on disposal of investment properties	4	(3,189)	(2,466)
Gain on disposal of interests in subsidiaries, net	4	(141,469)	(81,097)
Gain on deemed disposal of interests in subsidiaries		(146,957)	(14,498)
Dilution losses on share reforms of subsidiaries		485,827	–
Gain on disposal of interests in jointly-controlled entities	4	–	(120,273)
Loss on deemed disposal of an interest in a jointly-controlled entity	7	–	316
Loss on deemed disposal of an interest in an associate	7	499	927
Gain on disposal of available-for-sale investments	4	(47,676)	(1,514)
Gain on disposal of financial assets at fair value through profit or loss, net	4	(2,563)	(2,074)
Fair value (gains)/losses on financial assets at fair value through profit or loss, net	7	(8,919)	4,132
Employee share option benefits		26,493	–
Operating profit before working capital changes		2,215,540	1,596,676

CONSOLIDATED CASH FLOW STATEMENT (continued)

Year ended 31 December 2006

	2006 *HK$'000*	2005 *HK$'000*
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating profit before working capital changes	2,215,540	1,596,676
(Increase)/decrease in prepaid land premiums	(22,986)	64,049
(Increase)/decrease in properties under development	322,301	(190,269)
(Increase)/decrease in properties held for sale	(239,497)	23,584
Increase in inventories	(336,792)	(211,671)
Increase in amounts due from customers for contract work	(5,133)	(8,323)
(Increase)/decrease in trade and bills receivables	76,322	(143,136)
Increase in prepayments, deposits and other receivables	(676,865)	(88,085)
Purchases of financial assets at fair value through profit or loss	(38,140)	(6,871)
Proceeds from disposal of financial assets at fair value through profit or loss	74,545	9,464
(Increase)/decrease in taxes recoverable	2,228	(17,355)
Increase in trade and bills payables	555,282	340,926
Increase/(decrease) in amounts due to customers for contract work	1,924	(3,190)
Increase in other payables and accruals	524,490	379,659
Increase in other taxes payable	29,791	49,008
Increase in other long term liabilities	7,147	24,216
Exchange adjustments	3,751	10,981
Cash generated from operations	2,493,908	1,829,663
Dividends received from jointly-controlled entities and associates	2,761	25,405
Hong Kong profits tax paid	(4,605)	(590)
Mainland China income tax paid	(236,538)	(201,078)
Overseas income tax paid	(1,490)	(1,097)
Net cash inflow from operating activities	2,254,036	1,652,303

CONSOLIDATED CASH FLOW STATEMENT (continued)

Year ended 31 December 2006

	Notes	**2006** *HK$'000*	**2005** *HK$'000*
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment	*16*	(1,520,316)	(1,366,308)
Proceeds from disposal of items of property, plant and equipment		248,384	52,895
Proceeds from disposal of investment properties		5,974	3,474
Purchases of other intangible assets	*20*	(1,639)	(2,668)
Share reform expenses		(3,451)	–
Acquisition of subsidiaries	*45*	(231,571)	(77,326)
Acquisition of minority interests		–	(1,874)
Disposal of subsidiaries	*46(a)*	(189,126)	80,675
Deconsolidation of subsidiaries	*46(b)*	(343,086)	–
Acquisition of and increase in investments in jointly-controlled entities and associates		(60,902)	(47,369)
Proceeds from disposal of interests in jointly-controlled entities and associates		1,462	392,277
Deposit paid for acquisition of interests in companies		–	(36,743)
Net (increase)/decrease in amounts due from/to and loans to jointly-controlled entities and associates		(49,657)	18,880
Purchases of available-for-sale investments		(350,682)	(133,891)
Proceeds from disposal of available-for-sale investments		134,013	1,814
Decrease in time deposits with maturity of more than three months when acquired		88,768	677,737
(Increase)/decrease in pledged deposits		(49,962)	3,670
Interest received		45,836	58,132
Investment income received		1,436	3,271
Net cash outflow from investing activities		(2,274,519)	(373,354)

CONSOLIDATED CASH FLOW STATEMENT (continued)

Year ended 31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
CASH FLOWS FROM FINANCING ACTIVITIES			
Capital contributions from minority shareholders		336,073	19,917
New loans		3,038,791	2,500,426
Repayment of loans		(3,710,875)	(3,536,684)
Interest paid	8	(108,892)	(150,915)
Dividends paid		(186,750)	(186,750)
Dividends paid to minority shareholders		(164,368)	(71,643)
Net cash outflow from financing activities		(796,021)	(1,425,649)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(816,504)	(146,700)
Cash and cash equivalents at beginning of year		3,417,574	3,507,843
Effect of foreign exchange rate changes, net		105,612	56,431
CASH AND CASH EQUIVALENTS AT END OF YEAR		2,706,682	3,417,574
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	33	2,597,596	2,917,382
Cash equivalents	33	50,225	59,326
Time deposits	33	122,079	581,588
		2,769,900	3,558,296
Less: Pledged deposits	24	(61,505)	(50,241)
Time deposits with maturity of more than three months when acquired		(1,713)	(90,481)
		2,706,682	3,417,574

BALANCE SHEET

31 December 2006

	Notes	2006 HK$'000	2005 HK$'000
ASSETS			
Non-current assets:			
Property, plant and equipment	16	40,153	41,994
Investment properties	17	134,000	134,000
Interests in subsidiaries	21	4,838,397	5,059,879
Interests in jointly-controlled entities	22	338	(13,616)
Interests in associates	23	46,168	46,168
Prepayments, deposits and other receivables	30	67,558	139,944
Available-for-sale investments	25	132,747	141,437
Total non-current assets		5,259,361	5,549,806
Current assets:			
Trade and bills receivables	29	2,982	4,844
Prepayments, deposits and other receivables	30	443,451	236,080
Financial assets at fair value through profit or loss	32	9,706	34,629
Cash and cash equivalents	33	152,632	192,507
Total current assets		608,771	468,060
TOTAL ASSETS		5,868,132	6,017,866
EQUITY AND LIABILITIES			
Equity:			
Issued capital	35	62,250	62,250
Reserves	37(b)	5,355,941	5,059,078
Proposed final dividend	14	124,500	124,500
TOTAL EQUITY		5,542,691	5,245,828
Current liabilities:			
Bank and other borrowings	38	243,600	664,775
Other payables and accruals	43	73,569	97,617
Taxes payable	44	8,272	9,646
Total current liabilities		325,441	772,038
TOTAL LIABILITIES		325,441	772,038
TOTAL EQUITY AND LIABILITIES		5,868,132	6,017,866

Yi Xi Qun
Director

Zhang Hong Hai
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2006

1. CORPORATE INFORMATION

Beijing Enterprises Holdings Limited (the "Company") is a limited liability company incorporated in Hong Kong.

During the year, the Company and its subsidiaries (collectively the "Group") were involved in the following principal activities:

- production, distribution and sale of consumer products, including beer and wine in Beijing and other provinces in the People's Republic of China (the "PRC")
- investment in transportation infrastructure, including the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC
- operation of water purification and treatment plants in Beijing and another city in the PRC
- the provision of retail services in Beijing and certain other cities in the PRC (discontinued during the year – note 12)
- property construction and development (discontinued during the year – note 12)
- the provision of telecommunications and information technology ("IT") related services
- the provision of tourism services in Longqingxia, a scenic area in Beijing
- restaurant operations in the PRC, Thailand, Indonesia, Singapore and Malaysia

As at 31 December 2006 and the date of approval of these financial statements, the immediate holding company of the Company is Beijing Enterprises Investments Limited, which is incorporated in the British Virgin Islands, and in the opinion of the directors, the ultimate holding company is Beijing Holdings Limited ("BHL"), which is incorporated in Hong Kong.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for (i) investment properties and certain financial assets which have been measured at fair value; and (ii) non-current assets held for sale, which are stated at the lower of carrying amount and fair value less costs to sell, as further explained in note 2.4 to the financial statements. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2006. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.1 BASIS OF PREPARATION (continued)

Basis of consolidation (continued)

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. For the acquisition of minority interests, the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill or in the income statement as an excess over cost of acquisition, where appropriate.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for, in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretation has had no material effect on these financial statements.

- HKAS 21 Amendment — "Net Investment in a Foreign Operation"
- HKAS 27 Amendment — "Consolidated and Separate Financial Statements: Amendments as a consequence of the Companies (Amendment) Ordinance 2005"
- HKAS 39 & HKFRS 4 Amendments — "Financial Guarantee Contracts"
- HKAS 39 Amendment — "Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- HKAS 39 Amendment — "The Fair Value Option"
- HK(IFRIC)-Int 4 — "Determining whether an Arrangement contains a Lease"

The principal changes in accounting policies are as follows:

(a) HKAS 21 *"The Effects of Changes in Foreign Exchange Rates"*

Upon the adoption of the HKAS 21 Amendment regarding a net investment in a foreign operation, all exchange differences arising from a monetary item that forms part of the Group's net investment in a foreign operation are recognised in a separate component of equity in the consolidated financial statements irrespective of the currency in which the monetary item is denominated. This change has had no material impact on these financial statements as at 31 December 2006 or 31 December 2005.

(b) HKAS27 *"Consolidated and Separate Financial Statements"*

The adoption of the revised HKAS 27 has resulted in a change in accounting policy relating to the definition of a subsidiary for the consolidated financial statements as described in note 2.4 "Summary of significant accounting policies" below. The adoption of this amendment has had no other effect on these financial statements.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (continued)

(c) HKAS 39 *"Financial Instruments: Recognition and Measurement"*

(i) Amendment for financial guarantee contracts

This amendment has revised the scope of HKAS 39 to require financial guarantee contracts issued that are not considered insurance contracts, to be recognised initially at fair value and to be remeasured at the higher of the amount determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue". The adoption of this amendment has had no material impact on these financial statements.

(ii) Amendment for the fair value option

This amendment has changed the definition of a financial instrument classified as fair value through profit or loss and has restricted the use of the option to designate any financial asset or any financial liability to be measured at fair value through the income statement. The Group had not previously used this option, and hence the amendment has had no effect on these financial statements.

(iii) Amendment for cash flow hedge accounting of forecast intragroup transactions

This amendment has revised HKAS 39 to permit the foreign currency risk of a highly probable intragroup forecast transaction to qualify as a hedged item in a cash flow hedge, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and that the foreign currency risk will affect the consolidated income statement. As the Group currently has no such transactions, the amendment has had no effect on these financial statements.

(d) HK(IFRIC)-Int 4 *"Determining whether an Arrangement contains a Lease"*

The Group has adopted this interpretation as of 1 January 2006, which provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied. This interpretation has had no material impact on these financial statements.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

- HKAS 1 Amendment — "Capital Disclosures"
- HKFRS 7 — "Financial Instruments: Disclosures"
- HKFRS 8 — "Operating Segments"
- HK(IFRIC)-Int 7 — "Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*"
- HK(IFRIC)-Int 8 — "Scope of HKFRS 2"
- HK(IFRIC)-Int 9 — "Reassessment of Embedded Derivatives"
- HK(IFRIC)-Int 10 — "Interim Financial Reporting and Impairment"
- HK(IFRIC)-Int 11 — "HKFRS 2 – Group and Treasury Share Transactions"
- HK(IFRIC)-Int 12 — "Service Concession Arrangements"

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (continued)

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Group, the products and services provided by the segments, the geographical areas in which the Group operates, and revenues from the Group's major customers. This standard will supersede HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment, HKFRS 7, HKFRS 8 and HK(IFRIC)-Int 12 may result in new or amended disclosures and reclassification of certain assets, these new and revised HKFRSs are unlikely to have a significant impact on the Group's results of operations and financial position.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's financial and operating policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any accumulated impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Joint ventures (continued)

A joint venture is treated as:

(a) a subsidiary, if the Group/Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Group/ Company has a contractual right to exercise a dominant influence with respect to the joint venture's financial and operating policies;

(b) a jointly-controlled entity, if the Group/Company does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group/Company does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group/Company holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the jointly-controlled entities is determined based on the agreed profit sharing ratio. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Where the profit sharing ratio is different to the Group's equity interest, the share of post-acquisition results of the associates is determined based on the agreed profit sharing ratio. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any accumulated impairment losses. Goodwill arising on the acquisition of associates, which was not previously eliminated against the consolidated capital reserve, is included as part of the Group's interests in associates. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Associates (continued)

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any accumulated impairment losses.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is a jointly-controlled entity;

(c) the party is an associate;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

Goodwill

Goodwill arising on the acquisition of subsidiaries, jointly-controlled entities and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of jointly-controlled entities and associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

Goodwill on acquisitions for which the agreement date is on or after 1 January 2004 (continued)

- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill previously eliminated against the consolidated capital reserve

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserve in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserve and is not recognised in the consolidated income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Excess over the cost of business combinations

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, jointly-controlled entities and associates, after reassessment, is recognised immediately in the consolidated income statement.

The excess for jointly-controlled entities and associates is included in the Group's share of the jointly-controlled entities' and associates' profits or losses in the period in which the investments are acquired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than investment properties, goodwill, deferred tax assets, financial assets, properties under development, properties held for sale, inventories, amounts due from customers for contract work and non-current assets classified as held for sale), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets other than goodwill (continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of a non-financial asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any accumulated impairment losses. When an item of property, plant and equipment is classified as held for sale, it is not depreciated and is accounted for in accordance with HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", as further explained in the accounting policy for "Non-current assets held for sale".

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation of the expressway and related structures is calculated on the unit of usage basis whereby the annual depreciation amount is determined based on the actual traffic volume for the year to the projected total traffic volume of the expressway over the remaining unexpired lease terms.

Depreciation of other property, plant and equipment is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its estimated residual value over its estimated useful life. The estimated useful lives of different categories of property, plant and equipment are as follows:

Buildings	10 to 50 years
Leasehold improvements	Over the lease terms or 5 to 10 years, whichever is shorter
Plant and machinery	5 to 20 years
Furniture, fixtures and office equipment	5 to 10 years
Motor vehicles	5 to 10 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment and depreciation (continued)

Construction in progress represents buildings, structures, plant and machinery and other property, plant and equipment under construction or installation and is stated at cost less any accumulated impairment losses, and is not depreciated. Cost comprises direct costs of construction, installation and testing as well as capitalised borrowing costs on related borrowed funds during the period of construction or installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the period in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the period of the retirement or disposal.

When a property occupied by the Group as an owner-occupied property becomes an investment property, any difference between the carrying amount and the fair value of the property at the date of change in use is accounted for as follows:

(a) any resulting decrease in the carrying amount of the property is recognised in the income statement in the period the change in use took place.

(b) any resulting increase in the carrying amount is credited to the income statement, to the extent the increase reverses a previous impairment loss for that property, or restores the carrying amount of the property to an amount that would have been determined (net of any depreciation) had no impairment loss been recognised for the property in prior years; and any remaining part of the increase in the carrying amount is credited directly to equity in the property revaluation reserve. On subsequent disposal of the property, the relevant portion of the property revaluation reserve realised is transferred to retained profits as a movement in reserves.

When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at the completion date and its previous carrying amount is recognised in the income statement.

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition, subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable.

Non-current assets (other than investment properties, deferred tax assets and financial assets) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land premiums under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the buildings as a finance lease in property, plant and equipment.

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

An intangible asset is derecognised on disposal or no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the period the intangible asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant intangible asset.

Operating concessions

Operating concessions represent the rights to operate a water treatment plant and a toll road, and to sell entrance tickets in a scenic area, and are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the respective periods of the operating concessions granted to the Group of 20 to 40 years.

Management information systems

Management information systems are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 10 years.

Licences

Licences are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over their estimated useful lives of 5 to 10 years.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets (other than goodwill) (continued)

Research and development costs

All research costs are charged to the income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset arising from the projects so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Deferred development costs are stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided on the straight-line basis over the commercial lives of the underlying products, subject to a maximum of 20 years, commencing from the date when the products are put into commercial production.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables or available-for-sale investments, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale investments are measured at fair value, with gains or losses recognised as movements in the investment revaluation reserve, until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in the investment revaluation reserve is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for those investments or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any accumulated impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets (continued)

Assets carried at amortised cost (continued)

In relation to trade and bill receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Available-for-sale investments carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are recognised in the income statement and are not reversed.

Available-for-sale investments carried at fair value

If an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from the investment revaluation reserve to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to customers for contract work, other payables and accruals, bank and other borrowings and other long term liabilities are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue".

Convertible bonds

The component of convertible bonds that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of convertible bonds, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond; and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in shareholders' equity, net of transaction costs. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible bonds based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in income statement.

Properties under development

Properties under development represent properties under construction for future sale and are stated at cost less any accumulated impairment losses. Cost comprises the prepaid land premiums for land together with any other direct costs attributable to the development of the properties, borrowing costs and professional fees capitalised during the development period.

Properties under development which are expected to be completed within 12 months from the balance sheet date are classified as current assets.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost includes all development expenditure, applicable borrowing costs and other direct costs attributable to such properties. Net realisable value is determined by reference to prevailing market prices on an individual property basis.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised on the percentage-of-completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Revenue from cost plus construction contracts is recognised on the percentage-of-completion method, by reference to the recoverable costs incurred during the period plus the related fee earned, measured by the proportion of costs incurred to date to the estimate total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customers for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customers for contract work.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Provisions (continued)

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax (continued)

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments or is deducted from the carrying amount of the asset and released to the income statement by way of a reduced depreciation/amortisation charge.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) toll revenue, rental and hotel income, on an accrual basis;

(c) from the sale of completed properties, upon execution of the sales agreements;

(d) from construction contracts, on the percentage-of-completion basis, as further explained in the accounting policy for "Construction contracts" above;

(e) from the rendering of services, when the services have been rendered;

(f) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(g) from the trading of listed or unlisted investments, on the trade dates; and

(h) other investment income, when the right to receive payment has been established.

Employee benefits

Share-based payment transactions

The Company, Beijing Development (Hong Kong) Limited ("Beijing Development") and Xteam Software International Limited ("Xteam"), each operates a share option scheme for the granting of non-transferable options, for the purpose of providing incentives and rewards, to eligible participants who contribute to the success of the operations of the Group, the Beijing Development group and the Xteam group, respectively. Employees (including directors) of the respective groups receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Share-based payment transactions (continued)

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair values of the share options granted by the Company and Beijing Development during the year are determined by external valuers using the binomial lattice model and the Black-Scholes-Merton option pricing model, respectively, further details of which are given in note 36 to the financial statements. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company, Beijing Development and Xteam ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options, if any, reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 "Share-based Payment" in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested on or before 31 December 2003 and to those granted on or after 1 January 2004.

Upon the exercise of share options, the resulting shares issued are recorded by the Company, Beijing Development or Xteam as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company, Beijing Development or Xteam in the respective share premium accounts. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits (continued)

Pension costs

The Group has joined a number of defined contribution pension schemes organised by certain PRC provincial or municipal governments for certain of its employees, the assets of which are held separately from those of the Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the income statement as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

For those employees that have not yet joined a pension scheme, the Group has accrued for the estimated future pension costs based on a percentage of their salaries. The related assets for the purpose of discharging such liabilities are not separately held from those of the Group.

The Group also operates a defined contribution Mandatory Provident Fund retirement benefits scheme in Hong Kong (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in the exchange fluctuation reserve relating to that particular foreign operation is recognised in the income statement.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and articles of association grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the Group's accounting policies, management has made judgements and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date. The major judgements and estimations that have the most significant effect on the amounts recognised in the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are set out below:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill in aggregate carried as an asset in the consolidated balance sheet as at 31 December 2006 was HK$78,172,000 (2005: HK$275,777,000), details of which are set out in notes 19 and 23 to the financial statements.

Useful lives and residual values of property, plant and equipment

The Group's management determines the residual values, useful lives and related depreciation charges for the Group's property, plant and equipment. This estimate is based on the historical experience of the actual residual values and useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where residual values or useful lives are less than previously estimated, or it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. Actual economic lives may differ from estimated useful lives. Periodic review could result in a change in depreciable lives therefore depreciation in the future periods.

Impairment of property, plant and equipment and intangible assets (other than goodwill)

The carrying amounts of items of property, plant and equipment and intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable in accordance with the accounting policy as disclosed in note 2.4 to the financial statements. The recoverable amount is calculated as the higher of its fair value less costs to sell and value in use, and such calculations involve the use of estimates. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Group's results of operations or financial position.

Impairment of available-for-sale investments

The Group follows the guidance of HKAS 39 in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost; and the financial health of and the near term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operating and financing cash flows.

Current tax and deferred tax

The Group is subject to income taxes in Hong Kong, Mainland China and overseas. The Group carefully evaluates tax implications of its transactions in accordance with prevailing tax regulations and makes tax provision accordingly. However, judgement is required in determining the Group's provision for income taxes as there are many transactions and calculations of which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provision in the periods in which such determination is made.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Current tax and deferred tax (continued)

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. Where the expectations are different from the original estimates, such differences will impact on the recognition of deferred tax assets and tax in the periods in which such estimates have been changed.

Provision for impairment of trade and bills receivables

The Group's management determines the provision for impairment of trade and bills receivables. This estimate is based on the credit history of the customers and the current market condition and the provision is applied to receivables where events or changes in circumstances indicate that the balances may not be collectible. Management reassesses the adequacy of provision on a regular basis. The identification of impairment of receivables requires the use of judgements and estimates. Where the expectations are different from the original estimates, such differences will impact on the carrying values of receivables and the impairment of receivables recognised in the periods in which such estimates have been changed.

Provision against obsolete and slow-moving inventories

Management reviews the condition of inventories of the Group and makes provision against obsolete and slow-moving inventory items which are identified as no longer suitable for sale or use. Management estimates the net realisable value for such inventories based primarily on the latest invoice prices and current market conditions. The Group carries out an inventory review at each balance sheet date and makes provision against obsolete and slow-moving items. Management reassesses the estimation on each balance sheet date.

The identification of obsolete and slow-moving inventory items requires the use of judgements and estimates. Where the expectation is different from the original estimate, such difference will impact on the carrying values of inventories and the write-down of inventories recognised in the periods in which such estimates have been changed.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Particulars of the business segments are summarised as follows:

(a) the brewery operation segment produces, distributes and sells brewery products;

(b) the retail operation segment operates department stores in Beijing and certain other cities in the PRC (discontinued during the year ended 31 December 2006 – note 12);

(c) the expressway and toll road operations segment engages in the operation of the Capital Airport Expressway, which connects the Capital Airport and the city centre of Beijing, and the Shenzhen Shiguan Road and Bridge, which is located at Shenzhen Municipality, the PRC;

(d) the water treatment operation segment operates water treatment plants in Beijing and another city in the PRC and sells purified water; and

(e) the corporate and others segment mainly comprises the construction of broadband infrastructure, sale of software, the provision of Internet services and IT technical support and consultation services, the construction of geothermal energy systems and provision of related installation services, tourism operation, production, distribution and sale of wine, restaurant operation, property construction and development (discontinued during the year ended 31 December 2006 – note 12), property investments and corporate income and expense items.

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

3. SEGMENT INFORMATION (continued)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2006 and 2005:

Group

Year ended 31 December 2006

	Continuing operations					Discontinued operations				
	Brewery operation *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operation *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Retail operation *HK$'000*	Others *HK$'000*	Total *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment revenue:										
Sales to external customers	5,476,877	530,542	518,696	720,805	7,246,920	6,049,966	273,105	6,323,071	–	13,569,991
Intersegment sales	–	–	–	–	–	–	–	–	–	–
Other income and gains, net	114,128	2,457	2,108	45,321	164,014	261,713	6,151	267,864	–	431,878
Total	5,591,005	532,999	520,804	766,126	7,410,934	6,311,679	279,256	6,590,935	–	14,001,869
Segment results	444,365	282,534	169,468	(194,355)	702,012	455,016	(83,981)	371,035		1,073,047
Unallocated income and gains, net					277,373			348,658		626,031
Unallocated expenses					(516,808)			–		(516,808)
Profit from operating activities					462,577			719,693		1,182,270
Finance costs					(103,711)			(11,182)		(114,893)
Share of profits and losses of:										
Jointly-controlled entities	–	–	–	688	688	(5,647)	–	(5,647)		(4,959)
Associates	(3,966)	–	–	68,610	64,644	129	(1,142)	(1,013)		63,631
Profit before tax					424,198			701,851		1,126,049
Tax					(169,823)			(347,976)		(517,799)
Profit for the year					254,375			353,875		608,250

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

3. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

Year ended 31 December 2006 (continued)

	Continuing operations					Discontinued operations				
	Brewery operation *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operation *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Retail operation *HK$'000*	Others *HK$'000*	Total *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment assets	8,603,878	1,832,279	1,336,329	7,062,709	18,835,195	–	–	–	(5,153,985)	13,681,210
Share of net assets of:										
Jointly-controlled entities	–	–	–	5,591	5,591	–	–	–	–	5,591
Associates	10,781	3,214	–	468,911	482,906	–	–	–	–	482,906
	8,614,659	1,835,493	1,336,329	7,537,211	19,323,692	–	–	–	(5,153,985)	14,169,707
Unallocated assets					3,160,441			–	–	3,160,441
Total assets					22,484,133			–	(5,153,985)	17,330,148
Segment liabilities	2,212,125	352,577	463,382	4,119,828	7,147,912	–	–	–	(5,153,985)	1,993,927
Unallocated liabilities					2,276,416			–	–	2,276,416
Total liabilities					9,424,328			–	(5,153,985)	4,270,343
Other segment information:										
Depreciation	529,681	45,864	87	30,820	606,452	85,656	13,671	99,327	–	705,779
Amortisation of other intangible assets	–	31,768	73,099	4,667	109,534	–	–	–	–	109,534
Impairment losses on:										
Segment assets	10,780	–	–	144,742	155,522	6,584	–	6,584	–	162,106
Unallocated assets										90,770
Capital expenditures	1,069,336	157,464	12,587	33,096	1,272,483	249,472	–	249,472	–	1,521,955

NOTES TO FINANCIAL STATEMENTS (continued)
31 December 2006

3. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

Year ended 31 December 2005 (Restated)

	Continuing operations					Discontinued operations				
	Brewery operation *HK$'000*	Expressway and toll road operations *HK$'000*	Water treatment operation *HK$'000*	Corporate and others *HK$'000*	Total *HK$'000*	Retail operation *HK$'000*	Others *HK$'000*	Total *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
Segment revenue:										
Sales to external customers	4,556,142	477,440	506,638	722,933	6,263,153	4,510,210	227,250	4,737,460	–	11,000,613
Intersegment sales	–	–	–	–	–	–	–	–	–	–
Other income and gains, net	74,424	3,742	–	40,210	118,376	110,474	9,700	120,174	–	238,550
Total	4,630,566	481,182	506,638	763,143	6,381,529	4,620,684	236,950	4,857,634	–	11,239,163
Segment results	387,883	290,577	166,595	(182,992)	662,063	134,738	(21,385)	113,353		775,416
Unallocated income and gains, net					202,104			93,788		295,892
Unallocated expenses					(11,820)			(8,274)		(20,094)
Profit from operating activities					852,347			198,867		1,051,214
Finance costs					(131,105)			(25,115)		(156,220)
Share of profits and losses of:										
Jointly-controlled entities	–	–	–	(12,712)	(12,712)	(14,180)	–	(14,180)		(26,892)
Associates	(2,391)	(410)	–	26,896	24,095	(813)	(1,489)	(2,302)		21,793
Profit before tax					732,625			157,270		889,895
Tax					(136,877)			(38,209)		(175,086)
Profit for the year					595,748			119,061		714,809

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

3. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

Group

Year ended 31 December 2005 (Restated) (continued)

	Continuing operations					Discontinued operations				
	Brewery operation HK$'000	Expressway and toll road operations HK$'000	Water treatment operation HK$'000	Corporate and others HK$'000	Total HK$'000	Retail operation HK$'000	Others HK$'000	Total HK$'000	Eliminations HK$'000	Consolidated HK$'000
Segment assets	7,458,097	1,709,479	1,238,023	6,781,667	17,187,266	1,474,409	778,009	2,252,418	(4,434,091)	15,005,593
Share of net assets of:										
Jointly-controlled entities	–	–	–	58,330	58,330	138,098	–	138,098	–	196,428
Associates	11,395	3,090	–	190,456	204,941	25,188	23,077	48,265	–	253,206
	7,469,492	1,712,569	1,238,023	7,030,453	17,450,537	1,637,695	801,086	2,438,781	(4,434,091)	15,455,227
Unallocated assets					2,862,979			1,356,092	–	4,219,071
Total assets					20,313,516			3,794,873	(4,434,091)	19,674,298
Segment liabilities	1,777,389	465,648	458,244	3,562,754	6,264,035	622,744	943,481	1,566,225	(4,434,091)	3,396,169
Unallocated liabilities					3,131,996			639,140	–	3,771,136
Total liabilities					9,396,031			2,205,365	(4,434,091)	7,167,305
Other segment information:										
Depreciation	429,420	50,510	86	23,302	503,318	57,923	33,620	91,543	–	594,861
Amortisation of other intangible assets	–	31,346	71,259	3,378	105,983	–	–	–	–	105,983
Impairment losses on:										
Segment assets	–	–	–	81,308	81,308	–	–	–	–	81,308
Unallocated assets										1,083
Capital expenditures	1,056,158	9,751	6,304	147,772	1,219,985	149,295	–	149,295	–	1,369,280

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

3. SEGMENT INFORMATION (continued)

(b) Geographical segments

The following table presents revenue, and certain asset and expenditure information for the Group's geographical segments:

Group

	Hong Kong		Mainland China		Overseas		Eliminations		Consolidated	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	3,366	13,008	13,336,583	10,799,561	230,042	138,044	-	-	13,569,991	11,000,613
Intersegment sales	1,237	4,642	-	-	32,422	40,381	(33,659)	(45,023)	-	-
Other income and gains, net	25,111	1,445	405,666	236,390	1,101	715	-	-	431,878	238,550
Total	29,714	19,095	13,742,249	11,035,951	263,565	229,140	(33,659)	(45,023)	14,001,869	11,239,163
Other segment information:										
Segment assets	5,467,225	4,861,816	13,367,970	14,514,771	-	63,097	(5,153,985)	(4,434,091)	13,681,210	15,005,593
Share of net assets of:										
Jointly-controlled entities	-	-	5,591	196,428	-	-	-	-	5,591	196,428
Associates	216,522	-	266,384	253,206	-	-	-	-	482,906	253,206
	5,683,747	4,861,816	13,639,945	14,964,405	-	63,097	(5,153,985)	(4,434,091)	14,169,707	15,455,227
Unallocated assets									3,160,441	4,219,071
Total assets									17,330,148	19,674,298
Capital expenditures	1,031	1,972	1,506,886	1,366,037	14,038	1,271	-	-	1,521,955	1,369,280

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

4. REVENUE, OTHER INCOME AND GAINS, NET

Revenue, which is also the Group's turnover, represents: (1) the aggregate of the invoiced value of goods sold, net of value-added tax, consumption tax and government surcharges, and after allowances for returns and trade discounts; (2) the aggregate of revenue from toll revenue and the value of services rendered, net of business and consumption taxes and government surcharges; (3) an appropriate proportion of contract revenue of construction contracts, net of value-added tax, business tax and government surcharges; and (4) rental income.

An analysis of the Group's revenue, other income and gains, net, is as follows:

	2006	2005
	HK$'000	*HK$'000*
		(Restated)
Revenue		
Brewery operation	5,476,877	4,556,142
Expressway and toll road operations	530,542	477,440
Water treatment operation	518,696	506,638
Corporate and others	720,805	722,933
Attributable to continuing operations reported in the consolidated income statement	7,246,920	6,263,153
Attributable to discontinued operations – note 12(a)	6,323,071	4,737,460
	13,569,991	11,000,613
Other income		
Bank interest income	45,836	58,132
Imputed interest income on interest-free other receivables	36,341	15,033
Compensation income	3,489	23,582
Rental income	61,224	44,633
Service income	21,162	15,866
Investment income, unlisted	1,436	3,271
Entrusted operating arrangement fee – note 46(b)(i)	12,516	–
Government grants*	81,023	63,438
Sale of raw materials	1,499	2,995
Indemnification from related companies recognised as income#	193,551	2,700
Others	103,570	58,321
	561,647	287,971

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

4. REVENUE, OTHER INCOME AND GAINS, NET (continued)

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Gains, net		
Fair value gains on investment properties, net – note 17	4,580	13,635
Excess over the costs of acquisition of subsidiaries and minority interests	889	3,677
Gain on disposal of items of property, plant and equipment, net	111,341	–
Gain on disposal of investment properties	3,189	2,466
Gain on disposal of interests in subsidiaries, net †	141,469	81,097
Gain on disposal of interests in jointly-controlled entities Ω	–	120,273
Gain on disposal of available-for-sale investments stated at cost	47,676	1,514
Gain on disposal of financial assets at fair value through profit or loss, net	2,563	2,074
Fair value gains on financial assets at fair value through profit or loss	8,919	–
Foreign exchange differences, net	28,679	7,237
	349,305	231,973
Other income and gains, net	910,952	519,944
Attributable to:		
Continuing operations reported in the consolidated income statement	294,430	305,982
Discontinued operations – note 12(a)	616,522	213,962
	910,952	519,944

* The government grants represented government subsidies, corporate income tax and turnover tax refunds. Turnover tax includes value-added tax, city construction tax and education surcharge. The government grants are unconditional, except for certain grants which must be utilised for the development of the Company's subsidiaries.

The indemnification from related companies recognised as income during the year ended 31 December 2006 represented the indemnification given by 北京控股集團有限公司 (Beijing Enterprises Group Company Limited) ("Beijing Enterprises Group", a state-owned enterprise established by The State-owned Assets Supervision and Administration Commission (the "SASAC") of the People's Government of Beijing Municipality in January 2005) to the Group for the tax liability incurred by 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) ("Jing Lian Fa") on the disposal of its 49.52% equity interest in Beijing Wangfujing Department Store (Group) Co., Ltd. ("Wangfujing"). Further details of the disposal are set out in note 12 to the financial statements.

† The net gain on disposal of interests in subsidiaries recognised during the year ended 31 December 2006 was attributable to the disposal of the Group's entire 50.1% equity interests in Wangfujing, and the amount recognised during the year ended 31 December 2005 was mainly attributable to the disposal of all of the Group's equity interests in Beijing Enterprises (Dairy) Limited ("BE Dairy"), which held a 55% equity interest in Beijing Sanyuan Foods Co., Ltd. ("Sanyuan Foods"), and Beijing Western-Style Food Co., Ltd. during that year. Further details of the disposal of subsidiaries are set out in note 46(a) to the financial statements.

Ω The gain on disposal of interests in jointly-controlled entities recognised during the year ended 31 December 2005 arose from the disposal of all of the Group's equity interest in 北京秦昌玻璃有限公司 (Beijing Qin Chang Glass Company Limited) and Beijing Enterprises (Tourism) Limited ("BE Tourism"), which held a 75% equity interest in Beijing Badaling Tourism Co., Ltd. ("Badaling Tourism") during that year.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

5. GAINS ON DEEMED DISPOSAL OF INTERESTS IN SUBSIDIARIES

The gains on deemed disposal of interests in subsidiaries recognised during the year included the following:

(i) a gain of HK$141,341,000 (2005: HK$14,498,000) arising from the dilution of the Group's effective equity interest in Beijing Yanjing Brewery Company Limited ("Yanjing Brewery"), an indirectly held subsidiary of the Company, from 54.46% (2005: 54.86%) to 50.47% (2005: 54.46%) upon the exercise of convertible bonds of Yanjing Brewery by certain bondholders in exchange for ordinary shares of Yanjing Brewery. Further details of the Group's convertible bonds are set out in note 39 to the financial statements; and

(ii) a gain of HK$5,616,000 arising from the dilution of the Group's effective equity interest in Beijing Development, a then indirectly held subsidiary of the Company, from 55.81% to 46.57% upon the issuance of new shares by Beijing Development in December 2006. Beijing Development ceased to be a subsidiary and became an associate of the Group thereafter.

6. DILUTION LOSSES ON SHARE REFORMS OF SUBSIDIARIES

The dilution losses on share reforms of subsidiaries recognised during the year ended 31 December 2006 comprised the following:

(i) a loss of approximately HK$436,881,000 arising from the dilution of interests in Yanjing Brewery, an indirectly held subsidiary of the Company with its shares listed on the Shenzhen Stock Exchange, as a result of the execution of a share reform plan by Yanjing Brewery in May 2006 under the requirements of the relevant PRC government authorities. Pursuant to the share reform plan of Yanjing Brewery, the Group was required to grant a certain portion of its shares in Yanjing Brewery to other shareholders who held the tradable shares in Yanjing Brewery for nil consideration to convert the non-tradable shares in Yanjing Brewery held by the Group into tradable shares. Accordingly, the equity interest in Yanjing Brewery held by its immediate holding company (owned as to 80% by the Company indirectly) was diluted from 63.09% to 54.10% and the loss resulted was accounted for as a dilution loss in the consolidated income statement for the year ended 31 December 2006; and

(ii) a loss of approximately HK$48,946,000 arising from the dilution of interests in Fujian Yanjing Huiquan Brewery Co., Ltd. ("Yanjing Huiquan"), a directly held subsidiary of Yanjing Brewery with its shares listed on the Shanghai Stock Exchange, as a result of the execution of a share reform plan of Yanjing Huiquan in July 2006 under the requirements of the relevant PRC government authorities. Pursuant to the share reform plan of Yanjing Huiquan, Yanjing Brewery was required to grant a certain portion of its shares in Yanjing Huiquan to the other shareholders who held the tradable shares in Yanjing Huiquan for nil consideration to convert the non-tradable shares in Yanjing Huiquan held by Yanjing Brewery into tradable shares. Accordingly, the effective interest in Yanjing Huiquan held by Yanjing Brewery was diluted from 52.37% to 48.67% and the loss resulted was accounted for as a dilution loss in the consolidated income statement for the year ended 31 December 2006.

In addition, pursuant to the share reform plan, Yanjing Huiquan agreed to grant one additional share to shareholders of tradable shares for every 10 tradable shares held by each of them on the condition that (i) the growth rate of the audited profit for the year attributable to shareholders of Yanjing Huiquan for each of the year ended 31 December 2006 and years ending 31 December 2007 and 2008 is below 25%; or (ii) the audit opinion to be included in the auditors' report of Yanjing Huiquan for each of these years is a modified or qualified opinion.

Since the audited financial statements of Yanjing Huiquan are yet to be issued at the date of approval of these financial statements, in the opinion of the directors, the potential financial impact in respect of the above-mentioned arrangement cannot be reasonably estimated at this stage.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

7. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities (including those attributable to discontinued operations) is arrived at after charging/(crediting):

	Notes	2006 *HK$'000*	2005 *HK$'000*
Cost of inventories sold		9,632,535	7,499,733
Cost of properties sold		26,912	29,154
Cost of services provided		232,712	496,482
Depreciation	*16*	705,779	594,861
Amortisation of operating concessions*	*20*	106,415	102,605
Amortisation of management information systems*	*20*	2,000	1,887
Amortisation of licences*	*20*	449	1,491
Amortisation of deferred development costs*	*20*	670	–
Research and development expenditure:			
Current year expenditure		10,656	12,930
Less: Capitalised in deferred development costs	*20*	(1,639)	(2,197)
		9,017	10,733
Impairment arising during the year**	*20*	–	5,870
		9,017	16,603
Impairment of items of property, plant and equipment**	*16*	1,916	3,780
Impairment of goodwill**	*19(b)*	44,625	59,658
Impairment of licences**	*20*	–	12,000
Impairment of available-for-sale investments**		90,770	1,083
(Gain)/loss on disposal of items of property, plant and equipment, net		(111,341)	5,556
Loss on deemed disposal of an interest in a jointly-controlled entity		–	316
Loss on deemed disposal of interest in an associate		499	927
Minimum lease payments under operating leases of land and buildings		216,485	175,282
Amortisation of prepaid land premiums	*18*	13,928	12,028
Auditors' remuneration		8,950	7,700
Employee benefits expense (excluding directors' remuneration – *note 9*):			
Salaries, allowances and benefits in kind		1,121,828	893,723
Employee share option benefits		11,861	–
Net pension scheme contributions		110,272	83,063
		1,243,961	976,786
Provision/(write-back of provision) against inventories, net		3,459	(8,377)
Impairment of an amount due from an associate		5,500	4,500
Impairment of trade and bills receivables		15,838	48,398
Impairment of other receivables due from:			
Related parties		60,517	–
Others		33,709	22,445
		94,226	22,445
Fair value (gains)/losses on financial assets at fair value through profit or loss, net		(8,919)	4,132
Net rental income		(55,092)	(40,382)

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

7. PROFIT FROM OPERATING ACTIVITIES (continued)

* The amortisations of operating concessions, management information systems, licences and deferred development costs for the year are included in "Cost of sales" on the face of the consolidated income statement.

** The impairments of deferred development costs, property, plant and equipment, goodwill, licences and available-for-sale investments for the year are included in "Other operating expenses, net" on the face of the consolidated income statement.

8. FINANCE COSTS

Group

	2006 *HK$'000*	**2005** *HK$'000*
Interest on bank loans, overdrafts and other loans wholly repayable within five years	104,028	140,185
Interest on convertible bonds	1,270	6,755
Interest on other loans	3,594	3,975
Imputed interest for an interest-free other loan from a minority shareholder	6,001	5,609
Total finance costs	114,893	156,524
Less: Interest capitalised in construction in progress	–	(304)
	114,893	156,220
Attributable to:		
Continuing operations reported in the consolidated income statement	103,711	131,105
Discontinued operations – note 12(a)	11,182	25,115
	114,893	156,220

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

9. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Section 161 of the Hong Kong Companies Ordinance, is as follows:

Group

	2006 *HK$'000*	2005 *HK$'000*
Fees:		
Executive directors	1,050	560
Independent non-executive directors	560	550
	1,610	1,110
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	8,621	6,087
Employee share option benefits	14,632	–
Pension scheme contributions	446	335
	23,699	6,422
	25,309	7,532

During the year, certain directors were granted share options, in respect of their services to the Group, under the share option schemes of the Company and Beijing Development, further details of which are set out in note 36 to the financial statements. The fair values of such options, which have been recognised in the respective companies' income statements over the relevant vesting periods, were determined as at the respective dates of grant and the amounts included in the financial statements for the current year are included in the above directors' remuneration disclosures.

(a) Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	2006 *HK$'000*	2005 *HK$'000*
Mr. Lau Hon Chuen, Ambrose	100	100
Dr. Lee Tung Hai, Leo	120	120
Mr. Wang Xian Zhang	120	120
Mr. Wu Jiesi	120	110
Mr. Robert A. Theleen	100	100
	560	550

There were no other emoluments payable to the independent non-executive directors during the year (2005: Nil).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

9. DIRECTORS' REMUNERATION (continued)

(b) Executive directors

	Fees *HK$'000*	Salaries, allowances and benefits in kind *HK$'000*	Employee share option benefits *HK$'000*	Pension scheme contributions *HK$'000*	Total remuneration *HK$'000*
Year ended 31 December 2006					
Mr. Yi Xi Qun	–	2,580	2,344	129	5,053
Mr. Zhang Hong Hai	–	1,947	2,285	117	4,349
Mr. Li Fu Cheng	300	–	1,623	–	1,923
Mr. Bai Jin Rong	–	832	1,623	–	2,455
Mr. Guo Ying Ming	–	–	–	–	–
Mr. Liu Kai	–	1,631	1,082	100	2,813
Mr. Zheng Wan He	300	–	–	–	300
Mr. Guo Pu Jin	150	–	1,082	–	1,232
Mr. Zhou Si	100	–	1,082	–	1,182
Mr. E Meng	–	1,631	1,347	100	3,078
Mr. Zhao Chang Shan	100	–	1,082	–	1,182
Mr. Lei Zhen Gang	100	–	1,082	–	1,182
	1,050	8,621	14,632	446	24,749

	Fees *HK$'000*	Salaries, allowances and benefits in kind *HK$'000*	Employee share option benefits *HK$'000*	Pension scheme contributions *HK$'000*	Total remuneration *HK$'000*
Year ended 31 December 2005					
Mr. Yi Xi Qun	–	2,341	–	97	2,438
Mr. Zhang Hong Hai	–	1,623	–	88	1,711
Mr. Li Fu Cheng	80	–	–	–	80
Mr. Bai Jin Rong	80	–	–	–	80
Mr. Guo Ying Ming	80	–	–	–	80
Mr. Liu Kai	–	1,359	–	75	1,434
Mr. Zheng Wan He	80	–	–	–	80
Mr. Li Man	80	–	–	–	80
Mr. Guo Pu Jin	80	–	–	–	80
Mr. Zhou Si	80	–	–	–	80
Mr. E Meng	–	764	–	75	839
	560	6,087	–	335	6,982

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

10. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included four (2005: four) directors. Details of the remuneration of the five highest paid employees for the year are set out below:

	2006 *HK$'000*	2005 *HK$'000*
Salaries, allowances and benefits in kind	9,280	7,387
Employee share option benefits	8,140	–
Pension scheme contributions	546	347
	17,966	7,734

The number of the five highest paid employees whose remuneration fell within the following bands is as follows:

	2006 *Number of employees*	2005 *Number of employees*
Nil – HK$1,000,000	–	1
HK$1,000,001 – HK$1,500,000	–	2
HK$1,500,001 – HK$2,000,000	–	1
HK$2,000,001 – HK$2,500,000	–	1
HK$2,500,001 – HK$3,000,000	2	–
HK$3,000,001 – HK$3,500,000	1	–
HK$4,000,001 – HK$4,500,000	1	–
HK$5,000,001 – HK$5,500,000	1	–
	5	5

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

11. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. The income tax provision in respect of operations in Mainland China and overseas is calculated at the applicable tax rates on the estimated assessable profits for the year based on existing legislation, interpretations and practices in respect thereof. In accordance with the relevant tax rules and regulations in Mainland China, certain of the Company's subsidiaries enjoy income tax exemptions and reductions.

Group

	2006 *HK$'000*	**2005** *HK$'000*
Current – PRC:		
Hong Kong	95	165
Mainland China	494,830	200,060
Underprovision/(overprovision) in prior years	130	(23,765)
Current – Overseas:		
Charge for the year	1,486	1,097
Underprovision in prior years	4	–
Deferred – note 41	21,254	(2,471)
Total tax charge for the year	517,799	175,086
Attributable to:		
Continuing operations reported in the consolidated income statement, as restated	169,823	136,877
Discontinued operations, as restated – note 12(a)	347,976	38,209
	517,799	175,086

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

11. TAX (continued)

A reconciliation of the tax expense applicable to profit before tax (including those attributable to discontinued operations) using the statutory rates for the countries/jurisdictions in which the Company and the majority of its subsidiaries are domiciled to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e., the statutory tax rates) to the effective tax rates, are as follows:

Group – 2006

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Profit before tax	70,094		1,045,003		10,952		1,126,049	
Tax at the statutory tax rate	12,267	17.5	344,851	33.0	3,286	30.0	360,404	32.0
Lower tax rate for specific provinces or local authority	–	–	(187,172)	(17.9)	(1,440)	(13.1)	(188,612)	(16.7)
Adjustments in respect of current tax of previous periods	–	–	130	–	4	–	134	–
Profits and losses attributable to jointly-controlled entities and associates	9	–	(23,299)	(2.2)	25	0.2	(23,265)	(2.1)
Income not subject to tax	(71,835)	(102.5)	(72,272)	(6.9)	(492)	(4.5)	(144,599)	(12.8)
Expenses not deductible for tax	48,035	68.5	202,368	19.4	254	2.3	250,657	22.3
Tax losses not recognised as deferred tax assets	11,767	16.8	89,489	8.5	6	0.1	101,262	9.0
Tax losses utilised from previous periods	(148)	(0.2)	(914)	(0.1)	(153)	(1.4)	(1,215)	(0.1)
Others	–	–	163,033	15.6	–	–	163,033	14.4
Tax charge at the Group's effective rate	95	0.1	516,214	49.4	1,490	13.6	517,799	46.0

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

11. TAX (continued)

Group – 2005

	Hong Kong		Mainland China		Overseas		Total	
	HK$'000	%	*HK$'000*	%	*HK$'000*	%	*HK$'000*	%
Profit before tax	78,289		801,937		9,669		889,895	
Tax at the statutory tax rate	13,701	17.5	264,639	33.0	2,901	30.0	281,241	31.6
Lower tax rate for specific provinces or local authority	–	–	(159,062)	(19.8)	(2,009)	(20.8)	(161,071)	(18.1)
Adjustments in respect of current tax of previous periods	425	0.5	(24,190)	(3.0)	–	–	(23,765)	(2.7)
Profits and losses attributable to jointly-controlled entities and associates	58	0.1	1,484	0.2	–	–	1,542	0.2
Income not subject to tax	(40,652)	(51.9)	(48,478)	(6.1)	(150)	(1.6)	(89,280)	(10.0)
Expenses not deductible for tax	19,480	24.9	55,762	6.9	1,405	14.5	76,647	8.6
Tax losses not recognised as deferred tax assets	7,578	9.7	86,492	10.8	36	0.4	94,106	10.6
Tax losses utilised from previous periods	–	–	(3,248)	(0.4)	(1,086)	(11.2)	(4,334)	(0.5)
Tax charge at the Group's effective rate	590	0.8	173,399	21.6	1,097	11.3	175,086	19.7

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

12. DISCONTINUED OPERATIONS

The Group's discontinued operations in the years ended 31 December 2006 and 2005 included the following:

(i) The retail and property construction and development operations operated by Wangfujing.

Pursuant to a share transfer agreement and two supplementary agreements (collectively the "Wangfujing Disposal Agreements") thereto dated 31 March 2006, 1 June 2006 and 2 July 2006, respectively, entered into between two wholly-owned subsidiaries of the Company, namely Jing Lian Fa and Beijing Enterprises Holdings Investment Management Co., Ltd. ("Investment Management"), Beijing Enterprises Group and 北京北控商業投資有限責任公司 (Beijing Beikong Commercial Investment Limited Company) ("Beikong Commercial", a subsidiary of Beijing Enterprises Group), Jing Lian Fa and Investment Management sold their respective entire 49.52% and 0.61% equity interests in Wangfujing to Beikong Commercial for cash considerations of RMB978,000,000 and RMB22,000,000, respectively, during the year ended 31 December 2006.

The cash considerations of RMB1,000,000,000 in aggregate were originally to be settled in three instalments, which were due for settlement in 2006, 2007 and 2008 in accordance with the Wangfujing Disposal Agreements. However, the amounts were fully settled during the year ended 31 December 2006.

Approvals from the shareholders of the Company, the SASAC of the State Council and the China Securities Regulatory Commission regarding the transactions were obtained on 29 June 2006, 4 September 2006 and 16 October 2006, respectively. The share transfers were completed on 12 December 2006 and the Group no longer holds any interest in Wangfujing since then.

The Group's retail operation, being a major separate business segment of the Group, and the Group's property construction and development operation were solely undertaken by Wangfujing. Accordingly, the retail and property construction and development operations of the Group were discontinued upon the completion of the disposal transactions.

Pursuant to an undertaking letter dated 18 December 2006 given by Beijing Enterprises Group to the Company, Beijing Enterprises Group has undertaken to indemnify the Group for an amount equivalent to the tax liability of Jing Lian Fa arising from the disposal of its equity interest in Wangfujing. The indemnification, which would be executed if the relevant tax payment is required to be made by Jing Lian Fa, was recognised by the Group in the current year in an amount of HK$193,551,000 to match with the corresponding corporate income tax charge accrued by the Group in connection with the disposal of Wangfujing.

(ii) The dairy operations operated by Sanyuan Foods. The Group's equity interest in Sanyuan Foods was disposed of in January 2005 (note 4).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

12. DISCONTINUED OPERATIONS (continued)

(a) The results of the discontinued operations dealt with in the consolidated financial statements for the years ended 31 December 2006 and 2005 are summarised as follows:

Group

	2006			2005		
	Retail and other operations *HK$'000*	**Dairy operation** *HK$'000*	**Total** *HK$'000*	**Retail and other operations** *HK$'000*	**Dairy operation** *HK$'000*	**Total** *HK$'000* (Restated)
Revenue	6,323,071	–	6,323,071	4,737,460	–	4,737,460
Other income and gains, net	475,053	–	475,053	133,975	–	133,975
Cost of sales and operating expenses	(6,219,900)	–	(6,219,900)	(4,752,555)	–	(4,752,555)
Profit from operating activities (note 7)	578,224	–	578,224	118,880	–	118,880
Finance costs	(11,182)	–	(11,182)	(25,115)	–	(25,115)
Share of profits and losses of:						
Jointly-controlled entities	(5,647)	–	(5,647)	(14,180)	–	(14,180)
Associates	(1,013)	–	(1,013)	(2,302)	–	(2,302)
Profit before tax of the discontinued operations	560,382	–	560,382	77,283	–	77,283
Gain on disposal of the discontinued operations	141,469	–	141,469	–	79,987	79,987
Profit before tax from the discontinued operations	701,851	–	701,851	77,283	79,987	157,270
Tax:						
Related to profit before tax of the discontinued operations	(154,425)	–	(154,425)	(38,209)	–	(38,209)
Related to gain on disposal of the discontinued operations	(193,551)	–	(193,551)	–	–	–
	(347,976)	–	(347,976)	(38,209)	–	(38,209)
Profit for the year from the discontinued operations	353,875	–	353,875	39,074	79,987	119,061

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

12. DISCONTINUED OPERATIONS (continued)

(b) The net cash flows of the discontinued operations dealt with in the consolidated financial statements for the years ended 31 December 2006 and 2005 are as follows:

Group

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Net cash inflow from operating activities	1,073,313	422,519
Net cash outflow from investing activities	(585,578)	(180,850)
Net cash outflow from financing activities	(413,103)	(147,649)
Net cash inflow attributable to the discontinued operations	79,632	94,020

(c) Earnings per share from the discontinued operations

	2006	2005 (Restated)
Basic and diluted from the discontinued operations	HK$0.38	HK$0.16

The calculation of basic and diluted earnings per share amounts from the discontinued operations is based on:

	2006	2005 (Restated)
Profit for the year attributable to shareholders of the Company from the discontinued operations	HK$238,452,000	HK$100,423,000
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation *(note 15)*	622,500,000	622,500,000
Weighted average number of ordinary shares in issue during the year used in the diluted earnings per share calculation *(note 15)*	625,204,167	622,500,000

13. PROFIT FOR THE YEAR ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to shareholders of the Company for the year ended 31 December 2006 includes a profit of HK$462,334,000 (2005: a loss of HK$111,190,000) which has been dealt with in the financial statements of the Company (note 37(b)).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

14. DIVIDENDS

	2006	2005
	HK$'000	*HK$'000*
Interim – HK$0.10 (2005: HK$0.10) per ordinary share	62,250	62,250
Proposed final – HK$0.20 (2005: HK$0.20) per ordinary share	124,500	124,500
	186,750	186,750

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

15. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amounts is based on the profit for the year attributable to shareholders of the Company, adjusted to reflect the effect of the convertible bonds issued by Yanjing Brewery, where applicable (see below), on the profit for the year attributable to shareholders of the Company assuming the exercise or conversion of all outstanding convertible bonds issued by Yanjing Brewery and the weighted average number of ordinary shares assumed to have been issued at nil consideration on the deemed exercise of all share options of the Company into ordinary shares. The exercise of the outstanding share options of each of Beijing Development and Xteam, both being subsidiaries of the Company before Beijing Development became an associate of the Company as detailed in notes 5 and 46(b)(ii) to the financial statements, during the year ended 31 December 2006 did not have a diluting effect or had an anti-dilutive effect on the Group's basic earnings per share for the year. The exercise of the outstanding share options of the Company, Beijing Development and Xteam during the year ended 31 December 2005 did not have a diluting effect on the Group's basic earnings per share for that year.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

15. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY (continued)

The calculation of the basic and diluted earnings per share amounts is based on the following data:

	2006 *HK$'000*	2005 *HK$'000* (Restated)
Earnings:		
Profit for the year attributable to shareholders of the Company, used in the basic earnings per share calculation		
From continuing operations	100,216	469,999
From discontinued operations – note 12(c)	238,452	100,423
	338,668	570,422
Interest expense for the year relating to the liability component of the convertible bonds of Yanjing Brewery, net of current tax	–	4,526
Decrease in profit for the year of Yanjing Brewery attributable to the Group, as a result of the dilution of interest in Yanjing Brewery assuming the exercise of all the outstanding convertible bonds issued by Yanjing Brewery	–	(12,466)
Profit for the year attributable to shareholders of the Company, used in the diluted earnings per share calculation	338,668	562,482
Attributable to:		
Continuing operations	100,216	462,059
Discontinued operations – note 12(c)	238,452	100,423
	338,668	562,482
Number of ordinary shares:		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	622,500,000	622,500,000
Effect of dilution of share options – weighted average number of ordinary shares	2,704,167	–
Weighted average number of ordinary shares used in in the diluted earnings per share calculation	625,204,167	622,500,000

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

16. PROPERTY, PLANT AND EQUIPMENT

Group

	Notes	Expressway and related structures HK$'000 (note (a))	Buildings HK$'000 (notes (a), (b) and (c))	Leasehold improvements HK$'000	Plant and machinery HK$'000 (note (b))	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
Year ended 31 December 2006									
At 31 December 2005 and 1 January 2006:									
Cost		1,230,672	3,972,136	442,285	5,070,147	481,682	267,352	447,588	11,911,862
Accumulated depreciation and impairment		(204,423)	(778,587)	(273,703)	(2,228,280)	(256,995)	(132,857)	-	(3,874,845)
Net carrying amount		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	8,037,017
Net carrying amount:									
At 1 January 2006		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	8,037,017
Acquisition of subsidiaries	45	-	69,959	-	12,930	2,796	1,699	65	87,449
Additions		-	90,863	52,135	151,026	59,699	19,767	1,146,826	1,520,316
Transfer from construction in progress		128,496	278,673	30,299	357,008	11,365	4,603	(810,444)	-
Transfer to investment properties	17	-	(11,750)	-	-	-	-	-	(11,750)
Transfer from non-current assets held for sale	34	-	15,430	-	-	-	-	-	15,430
Depreciation provided for the year		(35,562)	(123,134)	(48,845)	(414,662)	(57,260)	(26,316)	-	(705,779)
Impairment during the year recognised in the income statement		-	(1,916)	-	-	-	-	-	(1,916)
Disposals		(28,899)	(24,501)	(882)	(3,286)	(5,765)	(4,846)	(69,128)	(137,307)
Disposal of subsidiaries	46(a)	-	(722,309)	(196,577)	(56,507)	(50,226)	(13,448)	(330,196)	(1,369,263)
Deconsolidation of subsidiaries	46(b)	-	(51,098)	(11,950)	(101)	(19,761)	(4,644)	-	(87,554)
Reclassifications		-	1,142	4,749	21,069	(31,478)	4,518	-	-
Exchange realignment		42,715	130,194	7,426	116,893	8,210	5,210	24,591	335,239
At 31 December 2006		1,132,999	2,845,102	4,937	3,026,237	142,267	121,038	409,302	7,681,882
At 31 December 2006:									
Cost		1,374,786	3,510,552	13,852	5,627,655	302,912	247,615	409,302	11,486,674
Accumulated depreciation and impairment		(241,787)	(665,450)	(8,915)	(2,601,418)	(160,645)	(126,577)	-	(3,804,792)
Net carrying amount		1,132,999	2,845,102	4,937	3,026,237	142,267	121,038	409,302	7,681,882

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	Notes	Expressway and related structures *HK$'000* *(note (a))*	Buildings *HK$'000* *(notes (a), (b) and (c))*	Leasehold improvements *HK$'000*	Plant and machinery *HK$'000* *(note (b))*	Furniture, fixtures and office equipment *HK$'000*	Motor vehicles *HK$'000*	Construction in progress *HK$'000*	Total *HK$'000*
Year ended 31 December 2005									
At 1 January 2005:									
Cost		1,205,746	2,963,825	413,991	3,986,313	373,732	243,089	540,049	9,726,745
Accumulated depreciation and impairment		(167,671)	(685,981)	(306,648)	(1,906,982)	(201,795)	(119,097)	–	(3,388,174)
Net carrying amount		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	6,338,571
Net carrying amount:									
At 1 January 2005		1,038,075	2,277,844	107,343	2,079,331	171,937	123,992	540,049	6,338,571
Acquisition of subsidiaries	45	–	377,047	1,705	445,436	8,089	8,572	109,135	949,984
Additions		–	48,822	56,316	197,093	61,282	29,164	973,935	1,366,612
Transfer from construction in progress		–	625,748	49,177	458,739	32,829	3,737	(1,170,230)	–
Transfer to investment properties	17	–	(88,073)	–	–	–	–	–	(88,073)
Transfer to non-current assets held for sale	34	–	(15,222)	–	–	–	–	–	(15,222)
Depreciation provided for the year		(32,890)	(95,525)	(39,103)	(342,117)	(58,911)	(26,315)	–	(594,861)
Impairment during the year recognised in the income statement		–	(3,780)	–	–	–	–	–	(3,780)
Fair value gain on revaluation upon transfer to investment properties		–	12,712	–	–	–	–	–	12,712
Disposals		–	(11,303)	(9,433)	(7,070)	(9,756)	(5,590)	(15,299)	(58,451)
Disposal of subsidiaries	46(a)	–	(11,755)	–	(4,422)	(402)	(1,652)	–	(18,231)
Reclassifications		–	20,226	–	(36,403)	16,131	46	–	–
Exchange realignment		21,064	56,808	2,577	51,280	3,488	2,541	9,998	147,756
At 31 December 2005		1,026,249	3,193,549	168,582	2,841,867	224,687	134,495	447,588	8,037,017

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	Buildings HK$'000 (notes (a) and (c))	Leasehold improvements HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
Year ended 31 December 2006					
At 31 December 2005 and 1 January 2006:					
Cost	43,611	5,038	5,747	2,056	56,452
Accumulated depreciation	(5,220)	(3,038)	(4,888)	(1,312)	(14,458)
Net carrying amount	38,391	2,000	859	744	41,994
Net carrying amount:					
At 1 January 2006	38,391	2,000	859	744	41,994
Additions	–	158	115	–	273
Depreciation provided for the year	(991)	(419)	(266)	(262)	(1,938)
Disposals	–	–	(176)	–	(176)
At 31 December 2006	37,400	1,739	532	482	40,153
At 31 December 2006:					
Cost	43,611	5,196	5,577	2,056	56,440
Accumulated depreciation	(6,211)	(3,457)	(5,045)	(1,574)	(16,287)
Net carrying amount	37,400	1,739	532	482	40,153
Year ended 31 December 2005					
At 1 January 2005:					
Cost	42,319	10,008	5,354	2,056	59,737
Accumulated depreciation	(4,248)	(9,206)	(4,565)	(1,050)	(19,069)
Net carrying amount	38,071	802	789	1,006	40,668
Net carrying amount:					
At 1 January 2005	38,071	802	789	1,006	40,668
Additions	1,292	1,961	393	–	3,646
Depreciation provided for the year	(972)	(148)	(323)	(262)	(1,705)
Disposals	–	(615)	–	–	(615)
At 31 December 2005	38,391	2,000	859	744	41,994

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Notes:

(a) The expressway and related structures, and buildings included above as at 31 December 2006 are held under the following lease terms:

Group

	Hong Kong	Elsewhere	Total
	HK$'000	*HK$'000*	*HK$'000*
Cost:			
Long term leases	45,734	–	45,734
Medium term leases	–	4,839,604	4,839,604
	45,734	4,839,604	4,885,338

The Company's buildings are all situated in Mainland China and are held under medium term leases.

(b) Certain of the above buildings, plant and machinery of the Group with an aggregate net carrying amount at the balance sheet date of HK$133,806,000 (2005: HK$275,857,000) were pledged to secure certain bank and other loans granted to the Group (note 38(d)).

(c) Certain buildings of the Group and the Company were reclassified from investment properties during the year ended 31 December 2000 at the then aggregate carrying amount of HK$41,000,000, as valued on 31 December 1999 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on the open market value basis. Had the carrying values of these buildings been carried at historical cost less accumulated depreciation, their net carrying amounts would have been HK$33,456,000 (2005: HK$34,380,000).

17. INVESTMENT PROPERTIES

		Group		Company	
	Notes	2006	2005	2006	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Carrying amount at 1 January		446,820	342,722	134,000	134,000
Transfer from buildings	*16*	11,750	83,073	–	–
Disposals		(2,785)	(1,008)	–	–
Disposal of subsidiaries	*46(a)*	(148,640)	–	–	–
Deconsolidation of subsidiaries	*46(b)*	(48,390)	–	–	–
Fair value gains on revaluation, net		4,580	13,635	–	–
Exchange realignment		9,569	3,398	–	–
Carrying amount at 31 December		272,904	446,820	134,000	134,000

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

17. INVESTMENT PROPERTIES (continued)

Notes:

(a) The investment properties of the Group as at 31 December 2006 are held under the following lease terms:

Group

	Hong Kong	Elsewhere	Total
	HK$'000	*HK$'000*	*HK$'000*
Long term leases	52,740	–	52,740
Medium term leases	9,100	211,064	220,164
	61,840	211,064	272,904

The Company's investment properties are all situated in Mainland China and are held under medium term leases.

(b) The investment properties are leased to third parties under operating leases, further summary details of which are included in note 51(a) to the financial statements. The gross rental income received and receivable by the Group and the Company and the related expenses in respect of these investment properties are summarised as follows:

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Gross rental income	30,790	25,954	4,391	6,353
Direct expenses	(5,929)	(4,534)	(1,031)	(582)
Net rental income	24,861	21,420	3,360	5,771

(c) At 31 December 2006, the investment properties were revalued by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on an open market value basis using the Direct Comparison Approach or the Investment Approach.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

18. PREPAID LAND PREMIUMS

Group

	Notes	**2006** *HK$'000*	**2005** *HK$'000*
Carrying amount at 1 January		390,004	438,369
Acquisition of subsidiaries	*45*	169,949	19,781
Additions		38,071	9,569
Transfer from/(to) non-current assets held for sale	*34*	4,153	(4,097)
Amortisation provided for the year		(13,928)	(12,028)
Disposals		(1,157)	(68,825)
Disposal of subsidiaries	*46(a)*	(281,597)	–
Deconsolidation of subsidiaries	*46(b)*	(14,675)	–
Exchange realignment		20,023	7,235
Carrying amount at 31 December		310,843	390,004
Portion classified as current assets		(8,086)	(12,684)
Non-current portion		302,757	377,320

All leasehold land of the Group as at 31 December 2006 are held under medium term leases.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

19. GOODWILL

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising on the acquisition of subsidiaries and minority interests, is as follows:

Group

	Notes	**2006** *HK$'000*	**2005** *HK$'000*
At 1 January:			
Cost		335,435	330,198
Accumulated impairment		(59,658)	–
Net carrying amount		275,777	330,198
Net carrying amount:			
At 1 January		275,777	330,198
Acquisition of subsidiaries	45	–	8,916
Acquisition of minority interests		3,168	3,061
Reclassification to interests in associates as a result of a subsidiary becoming an associate during the year	23(c)	(33,995)	–
Impairment during the year recognised in the income statement		(44,625)	(59,658)
Partial disposal of subsidiaries		–	(7,764)
Disposal of subsidiaries	46(a)	(35,901)	–
Deconsolidation of subsidiaries	46(b)	(123,019)	–
Exchange realignment		2,772	1,024
At 31 December		44,177	275,777
At 31 December:			
Cost		44,177	335,435
Accumulated impairment		–	(59,658)
Net carrying amount		44,177	275,777

Notes:

(a) As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of acquisitions of subsidiaries before 1 January 2001 to remain eliminated against the consolidated capital reserve.

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of subsidiaries prior to 1 January 2001, was HK$26,062,000 as at 31 December 2006 (2005: HK$345,104,000). The amount of goodwill is stated at cost.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

19. GOODWILL (continued)

Notes:(continued)

(b) Impairment testing of goodwill

The carrying amount of the goodwill acquired through acquisitions has been allocated to the relevant business units of the following individual business operations of the Group for impairment testing, which is summarised as follows:

Group

	Notes	**2006** *HK$'000*	**2005** *HK$'000*
Retail operation	*(i)*	–	34,520
Expressway and toll road operations	*(ii)*	21,687	21,687
Telecommunications and IT related services and products operation	*(iii)*	–	132,230
Geothermal energy systems operation	*(iv)*	–	44,625
Others		22,490	42,715
		44,177	275,777

Notes:

(i) The goodwill that has been allocated to the retail operation of the Group in the prior year was derecognised during the year upon the disposal of Wangfujing, details of which are set out in note 12 to the financial statements.

(ii) The recoverable amount of the relevant business unit in the expressway and toll road operations has been determined based on a value-in-use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a period of approximately 15 years, which represents the remaining period of the operating right of the relevant business unit. The discount rate applied to cash flow projections is 13.5%, which is the average discount rate for the toll road industry in Mainland China.

(iii) The goodwill that has been allocated to the telecommunications and IT related services and products operation of the Group in the prior year comprised goodwill of HK$33,995,000 arising on the acquisition of Beijing Development by the Group in prior years and goodwill of HK$98,235,000 in aggregate arising on the acquisition of subsidiaries by the Beijing Development group itself. The goodwill was reallocated to interests in associates upon the dilution of the Group's equity interest in Beijing Development as a result of the issuance of new shares by Beijing Development in December 2006, further details of which are set out in note 46(b)(ii) to the financial statements.

(iv) The recoverable amount of the geothermal energy systems operation has been determined by reference to a business valuation performed by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, on a value-in-use calculation using cash flow projections which are based on financial budgets approved by management covering a period of 5 years. The discount rate applied to the cash flow projections is 25%, which is determined by reference to the average discount rates for the relevant industries and the business risks of the relevant business units.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

19. GOODWILL (continued)

Notes:(continued)

(b) Impairment testing of goodwill (continued)

During the year ended 31 December 2006, an impairment loss of HK$44,625,000 (2005: HK$59,658,000) has been recognised in the income statement for the goodwill attributable to the Group's geothermal energy systems operation as the senior management of the Group believes that the recoverable amount of the relevant business unit is less than the carrying amount with reference to the business valuation.

Based on the impairment testing of goodwill, in the opinion of the directors, no further impairment provision is considered necessary for the remaining balance of the Group's goodwill.

Key assumptions used in value-in-use calculations

The following describes each key assumption adopted by management in the preparation of the cash flow projections for the purpose of impairment testing of goodwill:

- Budgeted turnover

  The budgeted turnover is based on the following assumptions:

  - in respect of the relevant business unit in the expressway and toll road operations segment, based on the traffic and toll revenue forecast; and

  - in respect of the business units in other business segments, with reference to (i) the expected growth rate of the market in which the assessed entity operates and (ii) the expected market share of the assessed entity.

- Budgeted gross margins

  The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements.

- Business environment

  There have been no major changes in the existing political, legal and economic conditions in the PRC and other locations in which the assessed entity carried on its business.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

20. OTHER INTANGIBLE ASSETS

Group

	Operating concessions HK$'000 (note)	Management Information systems HK$'000	Licences HK$'000	Deferred development costs* HK$'000	Total HK$'000
Year ended 31 December 2006					
At 31 December 2005 and 1 January 2006:					
Cost	2,126,925	19,231	22,681	–	2,168,837
Accumulated amortisation and impairment	(627,231)	(8,012)	(15,728)	–	(650,971)
Net carrying amount	1,499,694	11,219	6,953	–	1,517,866
Net carrying amount:					
At 1 January 2006	1,499,694	11,219	6,953	–	1,517,866
Additions	–	–	–	1,639	1,639
Amortisation provided for the year	(106,415)	(2,000)	(449)	(670)	(109,534)
Deconsolidation of subsidiaries – note 46(b)	–	(9,667)	(6,565)	(955)	(17,187)
Exchange realignment	57,305	448	61	(14)	57,800
At 31 December 2006	1,450,584	–	–	–	1,450,584
At 31 December 2006:					
Cost	2,212,001	–	–	–	2,212,001
Accumulated amortisation	(761,417)	–	–	–	(761,417)
Net carrying amount	1,450,584	–	–	–	1,450,584
Year ended 31 December 2005					
At 1 January 2005:					
Cost	2,027,321	18,868	21,994	16,936	2,085,119
Accumulated amortisation and impairment	(503,268)	(5,974)	(2,170)	(13,294)	(524,706)
Net carrying amount	1,524,053	12,894	19,824	3,642	1,560,413
Net carrying amount:					
At 1 January 2005	1,524,053	12,894	19,824	3,642	1,560,413
Acquisition of a subsidiary – note 45	47,596	–	–	–	47,596
Additions	–	–	471	2,197	2,668
Amortisation provided for the year	(102,605)	(1,887)	(1,491)	–	(105,983)
Impairment during the year recognised in the income statement	–	–	(12,000)	(5,870)	(17,870)
Exchange realignment	30,650	212	149	31	31,042
At 31 December 2005	1,499,694	11,219	6,953	–	1,517,866

* *Internally generated*

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

20. OTHER INTANGIBLE ASSETS (continued)

Note: Operating concessions

(i) Pursuant to a concession agreement dated 13 July 1998 entered into between the Company and 北京市自來水公司 (Beijing Municipal Water Company) ("Beijing Water"), the Company acquired at a consideration of RMB1.5 billion an operating right from Beijing Water to operate a water purification and treatment plant, No. 9 Phase I, in Beijing and sell purified water, for a period of 20 years commencing on 24 November 1998. Beijing Water has guaranteed the Company a net cash inflow of RMB210 million from the water purification and treatment business for each of the years in the concession period. The concession right so granted was subsequently transferred by the Company to Beijing Bei Kong Water Production Co., Ltd., a wholly-owned subsidiary set up by the Company for the purpose of holding this concession right and engaging in the water purification and treatment operation.

As at 31 December 2006, the remaining amortisation period of this operating concession is approximately 12 years.

(ii) Pursuant to a co-operative joint venture agreement dated 18 July 2001 entered into between Hong Kong Zhong Ji Facility Investment Co., Ltd., a 96.5% indirectly owned subsidiary of the Company, and 深圳市石觀公路有限公司 (Shenzhen Municipal Shiguan Road Company Limited) ("Shiguan Road Limited") for the establishment of Shenzhen Guanshun Road & Bridge Co., Ltd. ("Shenzhen Guanshun"), a 53.08% indirectly owned subsidiary of the Company, and as approved by the relevant government authorities, Shiguan Road Limited transferred to Shenzhen Guanshun for a total consideration of RMB652 million an operating right to operate the Shenzhen Shiguan Road and Bridge, which is located in Shenzhen Municipality, the PRC, for a period of 20 years commencing on 12 April 2002.

As at 31 December 2006, the remaining amortisation period of this operating concession is approximately 15 years and 4 months.

(iii) Pursuant to a concession agreement dated 17 June 1998 entered into between Beijing Long Qing Xia Tourism Development Co., Ltd. ("LQX Tourism"), a 75% indirectly owned subsidiary of the Company, and 延慶龍慶峽管理處 (Yanqing Longqingxia Management Office) ("LQX Management"), LQX Tourism acquired at a consideration of RMB60 million an operating right from LQX Management to sell entrance tickets and provide tourism services in Longqingxia, a scenic area in Beijing, for a period of 40 years commencing on 19 August 1998. An additional concession fee is payable as determined by reference to the turnover of LQX Tourism for an accounting year based on the following progressive rates:

Turnover	Concession fee rate
The portion exceeding RMB35 million but less than RMB70 million, inclusive	20%
The portion exceeding RMB70 million but less than RMB100 million, inclusive	30%
The portion exceeding RMB100 million	40%

As at 31 December 2006, the remaining amortisation period of this operating concession was approximately 31 years and 7 months.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

21. INTERESTS IN SUBSIDIARIES

Company

	2006 HK$'000	2005 HK$'000
Unlisted shares or investments, at cost	4,150,940	3,711,852
Due from subsidiaries	2,164,148	2,480,986
Loans to a subsidiary	–	50,000
Due to subsidiaries	(1,035,517)	(741,785)
	5,279,571	5,501,053
Impairment	(441,174)	(441,174)
	4,838,397	5,059,879

The amounts due from/to subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The loans to a subsidiary as at 31 December 2005 comprised two loans of HK$12 million and HK$38 million, respectively, which were unsecured, bore interest at a rate of 4% per annum and were fully repaid during the year. The carrying amounts of these balances approximate to their fair values.

Particulars of the principal subsidiaries are as follows:

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Percentage of attributable equity interest held by Group	Principal activities
Beijing Yanjing Brewery Company Limited *	PRC/Mainland China	RMB1,100,220,886	–	43.28†	Production and sale of beer
Fujian Yanjing Huiquan Brewery Co., Ltd. #	PRC/Mainland China	RMB250,000,000	–	21.06†	Production and sale of beer
燕京啤酒(包頭雪鹿)股份有限公司 (Baotou Yanjing Brewery Company Limited)	PRC/Mainland China	RMB221,336,340	–	35.16†	Production and sale of beer
燕京啤酒(桂林漓泉)股份有限公司 (Yanjing Brewery (Guilin Liquan) Company Limited)	PRC/Mainland China	RMB197,139,900	–	33.04†	Production and sale of beer
燕京啤酒(桂林玉林)股份有限公司 (Yanjing Brewery (Guilin Yulin) Company Limited)	PRC/Mainland China	RMB200,000,000	–	33.45†	Production and sale of beer
燕京啤酒(赤峰)有限責任公司 (Yanjing Brewery (Chifeng) Company Limited)	PRC/Mainland China	RMB183,070,200	–	35.46†	Production and sale of beer
燕京啤酒(赤峰中京)有限責任公司 (Yanjing Brewery (Chifeng Zhongjing) Company Limited)	PRC/Mainland China	RMB39,100,000	–	31.55†	Production and sale of beer

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

21. INTERESTS IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
燕京啤酒(赤峰寶山)有限責任公司 (Yanjing Brewery (Chifeng Baoshan) Company Limited) δ	PRC/Mainland China	RMB23,000,000	–	31.91†	Production and sale of beer
燕京啤酒(新疆)有限責任公司 (Yanjing Brewery (Xinjiang) Company Limited) δ	PRC/Mainland China	RMB150,000,000	–	43.28†	Production and sale of beer
燕京啤酒(沈陽)有限責任公司 (Yanjing Brewery (Shenyang) Company Limited) δ	PRC/Mainland China	RMB100,000,000	–	65.97	Production and sale of beer
燕京啤酒(贛州)有限責任公司 (Yanjing Brewery (Ganzhou) Company Limited)	PRC/Mainland China	RMB86,880,000	–	41.50†	Production and sale of beer
燕京啤酒(衡陽)有限公司 (Yanjing Brewery (Hengyang) Company Limited)	PRC/Mainland China	RMB180,660,000	–	40.57†	Production and sale of beer
湖南燕京啤酒有限公司 (Hunan Yanjing Brewery Company Limited)	PRC/Mainland China	RMB95,000,000	–	40.09†	Production and sale of beer
江西燕京啤酒有限責任公司 (Jiangxi Yanjing Brewery Company Limited)	PRC/Mainland China	RMB129,511,385	–	32.86†	Production and sale of beer
燕京啤酒(萊州)有限公司 (Yanjing Brewery (Laizhou) Company Limited)	PRC/Mainland China	RMB187,053,800	–	69	Production and sale of beer
燕京啤酒(山東無名)股份有限公司 (Yanjing Brewery (Shandong Wuming) Company Limited)	PRC/Mainland China	RMB83,499,643	–	24.12†	Production and sale of beer
燕京啤酒(襄樊)有限公司 (Yanjing Brewery (Xiangfan) Company Limited)	PRC/Mainland China	RMB170,700,000	–	42.27†	Production and sale of beer
福建燕京啤酒有限公司 (Fujian Yanjing Brewery Company Limited)	PRC/Mainland China	RMB140,000,000	–	41.73†	Production and sale of beer
燕京啤酒(浙江仙都)有限公司 (Yanjing Brewery (Zhejiang Xiandu) Company Limited)	PRC/Mainland China	RMB133,350,000	–	32.46†	Production and sale of beer
燕京啤酒(長沙)有限公司 (Yanjing Brewery (Changsha) Company Limited)	PRC/Mainland China	RMB50,000,000	–	41.12†	Production and sale of beer

NOTES TO FINANCIAL STATEMENTS (continued)
31 December 2006

21. INTERESTS IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
燕京啤酒(仙桃)有限公司 (Yanjing Brewery (Xiantao) Company Limited)	PRC/Mainland China	RMB182,353,000	–	43.13†	Production and sale of beer
廣東燕京啤酒有限公司 (Guangdong Yanjing Brewery Company Limited)	PRC/Mainland China	RMB100,000,000	–	57.46	Production and sale of beer
燕京啤酒(曲阜三孔)有限責任公司 (Yanjing Brewery (Qufu Sankong) Co., Ltd.)	PRC/Mainland China	RMB230,769,230	–	55.55	Production and sale of beer
燕京惠泉啤酒(撫州)有限公司 (Yanjing Huiquan Brewery (Fuzhou) Co., Ltd.)	PRC/Mainland China	RMB130,000,000	–	21.02†	Production and sale of beer
福建惠泉啤酒福鼎有限公司 (Fujian Huiquan Brewery Fuding Co., Ltd.)	PRC/Mainland China	RMB80,000,000	–	17.90†	Production and sale of beer
北京燕京飲料有限公司 (Beijing Yanjing Beverage Company Limited)	PRC/Mainland China	US$20,000,000	–	32.46†	Production and sale of beverages
Beijing Capital Expressway Development Co., Ltd.	PRC/Mainland China	US$64,053,700	–	96	Operations of an expressway
Shenzhen Guanshun Road & Bridge Co., Ltd.	PRC/Mainland China	RMB217,500,000	–	53.08	Operations of a toll road
Beijing Long Qing Xia Tourism Development Co., Ltd.	PRC/Mainland China	RMB120,000,000	–	75	Operations of tourism businesses
Beijing Bei Kong Water Production Co., Ltd. ¤	PRC/Mainland China	US$1,000,000	100	100	Operations of a water treatment plant
北京北控水務有限公司 (Beijing Beikong Waterworks Co., Ltd.)	PRC/Mainland China	RMB100,000,000	–	99.9	Investment holding
Beijing Enterprises Holdings High-Tech Development Co., Ltd., ("High-Tech")	PRC/Mainland China	US$30,000,000	97.99	97.99	Investment holding
Beijing Enterprises Holdings Investment Management Co., Ltd.	PRC/Mainland China	HK$61,100,000	100	100	Provision of management and consultancy services
北京豐收葡萄酒有限公司 (Beijing Feng Shou Winery Co., Ltd.)	PRC/Mainland China	US$2,700,000	51	51	Production and sale of wine

NOTES TO FINANCIAL STATEMENTS (continued)
31 December 2006

21. INTERESTS IN SUBSIDIARIES (continued)

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of attributable equity interest held by Company	Group	Principal activities
北京順興葡萄酒有限公司 (Beijing Shun Xing Winery Co., Ltd.)	PRC/Mainland China	RMB11,880,000	51	51	Production and sale of wine
Beijing Enterprises (Properties) Limited	British Virgin Islands/Hong Kong	US$160	100	100	Property investment
Helken Industries Limited	Hong Kong	HK$2	100	100	Property investment
北京燕京中發生物技術有限公司 (Beijing Yanjing Zhong Fa Biochemical Technology Company Limited)	PRC/Mainland China	RMB40,000,000	–	34.62†	Production and sale of biochemical products

† These entities are accounted for as subsidiaries by virtue of the Company's control over the entities.

* Shares of Yanjing Brewery are listed on the Shenzhen Stock Exchange.

Shares of Yanjing Huiquan are listed on the Shanghai Stock Exchange. The equity interest in Yanjing Huiquan held by Yanjing Brewery was diluted from 52.37% to 48.67% upon the completion of the share reform plan of Yanjing Huiquan in July 2006 as detailed in note 5 to the financial statements. Nevertheless, Yanjing Huiquan continues to be treated as a subsidiary of the Group as Yanjing Brewery has the power to control over more than half of the voting rights of Yanjing Huiquan by virtue of an agreement with an independent shareholder of Yanjing Huiquan.

Ω This entity is registered as a wholly-foreign-owned enterprise under the PRC Law.

δ Acquired/incorporated during the year.

The principal subsidiaries disposed of by the Group during the year included Wangfujing and its subsidiaries, further details of the disposal transactions are included in notes 12 and 46(a) to the financial statements.

Certain subsidiaries of the Group have been deconsolidated during the year, further details of which are included in notes 5 and 46(b) to the financial statements.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

22. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Notes	Group 2006 HK$'000	Group 2005 HK$'000	Company 2006 HK$'000	Company 2005 HK$'000
Share of net assets	(a)	5,591	196,428	–	–
Due from jointly-controlled entities	(b)	500	21,564	338	516
Due to jointly-controlled entities	(b)	(4,170)	(35,074)	–	(14,132)
		1,921	182,918	338	(13,616)

Notes:

(a) The following tables illustrate the summarised financial information of the Group's jointly-controlled entities:

	2006 HK$'000	2005 HK$'000
Share of the jointly-controlled entities' assets and liabilities		
Non-current assets	142	196,449
Current assets	5,912	137,471
Non-current liabilities	–	(97,560)
Current liabilities	(463)	(47,117)
Losses in excess of investment costs not absorbed by the Group	–	7,185
Net assets	5,591	196,428
Share of the jointly-controlled entities' results		
Turnover	203,716	166,432
Other revenue	3,910	10,350
Total revenue	207,626	176,782
Total expenses	(211,959)	(199,551)
Loss before tax	(4,333)	(22,769)
Tax	(626)	(6,317)
Minority interests	–	2,194
Loss for the year	(4,959)	(26,892)
Attributable to:		
Continuing operations reported in the consolidated income statement	688	(12,712)
Discontinued operations – *note 12(a)*	(5,647)	(14,180)
	(4,959)	(26,892)

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

22. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

Notes: (continued)

(b) The amounts due from/to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(c) The principal jointly-controlled entities disposed of by the Group during the year included 北京王府井百貨商業物業管理有限公司 (Beijing Wang Fu Jing Retail Management Company Limited) and Beijing Wang Fu Jing Yokado Commercial Co., Ltd., which ceased to be jointly-controlled entities of the Group upon the disposal of the Group's equity interests in Wangfujing during the year, further details of which are included in note 12 to the financial statements.

Certain entities, including 北京教育信息網服務中心有限公司 (Beijing Education Information Network Service Centre Co., Ltd.) and 北京市政交通一卡通有限公司 (Beijing Municipal Administration & Communications Card Co., Ltd.), ceased to be jointly-controlled entities of the Group upon the deconsolidation of Beijing Development and its subsidiaries during the year, further details of which are included in notes 5 and 46(b)(ii) to the financial statements.

Particulars of the jointly-controlled entities of the Group as at 31 December 2006 are not presented in these financial statements as, in the opinion of the directors, these jointly-controlled entities do not principally affect the results of the Group for the year or form a substantial portion of the net assets of the Group. To give details of these jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

23. INTERESTS IN ASSOCIATES

		Group		Company	
	Notes	2006	2005	2006	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost		–	–	46,168	46,168
Share of net assets	*(a)*	482,906	253,206	–	–
Due from associates	*(b)*	4,779	9,573	–	–
Due to associates	*(b)*	(1,826)	(8,956)	–	–
Goodwill on acquisition	*(c)*	33,995	–	–	–
		519,854	253,823	46,168	46,168
Impairment for amounts due from associates		–	(4,974)	–	–
		519,854	248,849	46,168	46,168

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

23. INTERESTS IN ASSOCIATES (continued)

Notes:

(a) The following tables illustrate the summarised financial information of the Group's associates:

	2006	2005
	HK$'000	*HK$'000*
Share of the associates' assets and liabilities		
Property, plant and equipment	158,267	181,888
Other non-current assets	207,005	73,546
Current assets	469,928	194,290
Non-current liabilities	(49,418)	(60,083)
Current liabilities	(251,443)	(132,884)
Minority interests	(51,433)	(3,551)
Net assets	482,906	253,206
Share of the associates' results		
Turnover	186,820	186,803
Other revenue	57,446	4,355
Total revenue	244,266	191,158
Total expenses	(180,391)	(168,162)
Profit before tax	63,875	22,996
Tax	(244)	(1,203)
Profit for the year	63,631	21,793
Attributable to:		
Continuing operations reported in the consolidated income statement	64,644	24,095
Discontinued operations – *note 12(a)*	(1,013)	(2,302)
	63,631	21,793

(b) The amounts due from/to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances approximate to their fair values.

(c) The goodwill on acquisition included in the interests in associates of the Group as at 31 December 2006 represented the goodwill arising on the acquisition of Beijing Development by the Group in prior years and was reclassified from goodwill of the Group during the year when Beijing Development became an associate of the Group in December 2006, further details of which are set out in note 19(b)(iii) to the financial statements.

As detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of the acquisitions of associates before 1 January 2001 to remain eliminated against the consolidated capital reserve.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

23. INTERESTS IN ASSOCIATES (continued)

Notes: (continued)

The amount of goodwill remaining in the consolidated capital reserve, arising on the acquisition of associates prior to 1 January 2001, was HK$74,236,000 as at 31 December 2006 (2005: HK$150,402,000). The amount of goodwill is stated at cost.

(d) Particulars of the principal associates are as follows:

Company name	Place of incorporation/ registration and operations	Nominal value of issued and paid-up capital/ registered capital	Percentage of: Ownership interest attributable to the Group	Percentage of: Voting power	Percentage of: Profit sharing	Principal activities
Beijing Development (Hong Kong) Limited Ω	Hong Kong	HK$591,981,150	46.57	46.57	46.57	Investment holding
Beijing Peking University WBL Biotech Co., Ltd. †	PRC/Mainland China	RMB80,000,000	26.01	22.2	26.55	Production and sale of healthcare products
Biosino Bio-Technology and Science Incorporation ("BioSino") π	PRC/Mainland China	RMB100,017,528	24.01	24.5	24.5	Production and sale of magnet diagnostic and pharmaceutical products
北京機電院高技術股份有限公司 (BMEI Co., Ltd.)*	PRC/Mainland China	RMB135,872,209	38.27	38.27	38.27	Production and sale of mechanical and electrical equipment

Ω The interest in Beijng Development is indirectly held by the Company. Shares of Beijing Development are listed on the Main Board of the Stock Exchange. The fair value of the shares of Beijing Development held by the Group as at 31 December 2006, based on its then published price quotation, amounted to approximately HK$275,686,000.

† The interest in this associate is indirectly held by the Company.

π The interest in BioSino is indirectly held by the Company. H shares of BioSino are listed on The Growth Enterprise Market of the Stock Exchange. All of the shares of BioSino held by the Group are legal person shares and cannot be traded on any stock exchange. The directors do not consider it appropriate to disclose a value of the Group's investment in BioSino based on the published price quotation of BioSino's listed H shares as such information would be misleading.

* 23.44% and 14.83% equity interests of this associate are directly held by the Company and indirectly held by a wholly-owned subsidiary, respectively.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

24. PLEDGED DEPOSITS

Group

	2006 *HK$'000*	2005 *HK$'000*
Pledged deposits – *note 33*	61,505	50,241
Portion classified as current assets	(59,305)	(15,557)
Non-current portion	2,200	34,684

(a) Short term pledged bank balances of HK$4,377,000 as at 31 December 2005 were pledged to banks to secure certain short term bank loans (note 38(d)).

(b) Short term pledged bank balances of HK$9,430,000 and long term pledged bank balances of HK$8,135,000 as at 31 December 2005 were pledged to banks as security for mortgage loans granted to certain purchasers of the Group's properties held for sale.

(c) Short term pledged bank balances of HK$57,982,000 (2005: HK$1,750,000) and long term pledged bank balances of HK$2,200,000 (2005: HK$26,549,000) were pledged to secure certain trade finance facilities granted to the Group (note 42).

(d) Short term pledged bank balances of HK$1,323,000 (2005: Nil) were pledged to secure certain construction contracts of the Group.

25. AVAILABLE-FOR-SALE INVESTMENTS

	Group		Company	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Listed equity investments in Hong Kong, at fair value	250	250	250	250
Unlisted equity investments, at cost	443,434	532,758	141,187	141,187
	443,684	533,008	141,437	141,437
Impairment	(90,770)	(22,971)	(8,690)	–
	352,914	510,037	132,747	141,437

Notes:

(a) During the year, the gross gain of the Group's available-for-sale investments recognised directly in the investment revaluation reserve amounted to HK$625,731,000 (2005: Nil) and the entire amount (2005: Nil) was removed from the investment revaluation reserve and recognised in the income statement for the year as part of the gain on disposal of interests in subsidiaries upon the disposal of Wangfujing during the year.

(b) Certain unlisted equity investments of the Group and the Company are not stated at fair value but at cost, because they do not have a quoted market price in an active market, the range of reasonable fair value estimates is significant for these investments and the probabilities of the various estimates cannot be reasonably assessed.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

25. AVAILABLE-FOR-SALE INVESTMENTS (continued)

Notes: (continued)

(b) (continued)

During the year, gain on disposal of available-for-sale investments stated at cost less any accumulated impairment losses recognised in the income statement amounted to HK$47,676,000 (2005: HK$1,514,000). The carrying amounts of these investments amounted to HK$86,337,000 (2005: HK$300,000) at the time of disposal.

26. PROPERTIES HELD FOR SALE

The carrying amount of the Group's properties held for sale that are carried at net realisable value as at 31 December 2005 was HK$28,713,000.

27. INVENTORIES

Group

	2006 *HK$'000*	2005 *HK$'000*
Raw materials	1,411,423	1,181,061
Work in progress	119,348	112,234
Finished goods	117,936	180,007
Trading stocks	–	101,621
	1,648,707	1,574,923

28. AMOUNTS DUE FROM/TO CUSTOMERS FOR CONTRACT WORK

Group

	2006 *HK$'000*	2005 *HK$'000*
Amounts due from customers for contract work	–	25,238
Amounts due to customers for contract work	–	(48,580)
	–	(23,342)
Contract costs incurred plus recognised profits less recognised losses to date	–	67,695
Less: Progress billings received and receivable	–	(91,037)
	–	(23,342)

29. TRADE AND BILLS RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. Certain customers are allowed to settle the construction contract sum by three annual instalments. Aged analyses of trade and bills receivables are prepared and closely monitored in order to minimise any credit risk associated with the receivables.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

29. TRADE AND BILLS RECEIVABLES (continued)

An aged analysis of the trade and bills receivables as at the balance sheet date, based on the invoice date and net of impairment, is as follows:

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	439,738	769,933	2,982	4,844
One to two years	8,485	112,168	–	–
Two to three years	5,139	66,728	–	–
Over three years	4,951	13,082	–	–
	458,313	961,911	2,982	4,844
Portion classified as current assets	(458,313)	(928,709)	(2,982)	(4,844)
Non-current portion	–	33,202	–	–

30. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

		Group		Company	
	Note	2006	2005	2006	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Prepayments		12,181	46,812	476	1,632
Deposits and other debtors		397,830	592,822	1,064	3,286
Due from holding companies	*31*	411,763	435,383	404,761	219,220
Due from fellow subsidiaries	*31*	26,010	29,108	26,010	29,108
Due from related companies	*31*	926,742	264,723	78,698	122,778
		1,774,526	1,368,848	511,009	376,024
Portion classified as current assets		(1,644,518)	(1,055,066)	(443,451)	(236,080)
Non-current portion		130,008	313,782	67,558	139,944

The Group's deposits and other debtors as at 31 December 2006 included the following:

(i) an aggregate amount of HK$101,472,000 (2005: HK$90,346,000) paid in advance to related companies arising from purchases of raw materials in the ordinary course of business of the Group. The balances with the related companies are unsecured and interest-free; and

(ii) the amortised cost of a loan advanced to 北京市八達嶺旅游總公司 (Beijing Badaling Tourism Corporation) ("Badaling Tourism Corporation"), a company which previously had a beneficial interest in a fellow subsidiary of the Company at the date of advance, by the Group in March 2006. The amount, with an original principal of RMB64,000,000, is secured by a 75% equity interest in Badaling Tourism a then fellow subsidiary of the Company which became a subsidiary of Badaling Tourism Corporation subsequent to the balance sheet date, bears interest at a rate of 3.5% per annum and is repayable in 16 equal quarterly instalments with the last instalment being due for repayment in 2010.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

30. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (continued)

As at 31 December 2006, the outstanding loan to Badaling Tourism Corporation amounted to RMB52,670,000 with a corresponding amortised cost of HK$49,583,000, comprising the current and non-current portions of HK$16,266,000 and HK$33,317,000, respectively. Interest income of RMB1,773,000 (approximately HK$1,728,000) was recognised in the consolidated income statement during the year ended 31 December 2006.

31. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/RELATED COMPANIES

The amounts due from/to holding companies/fellow subsidiaries/related companies are unsecured, interest-free and have no fixed terms of repayment, except for the following:

			At amortised cost			
	Notes	Total at cost *HK$'000*	Overdue *HK$'000*	Due within one year *HK$'000*	Due after one year *HK$'000*	Total *HK$'000*
At 31 December 2006						
Holding companies						
BHL	*(i)*	213,654	71,218	70,935	67,557	209,710
Beijing Holdings (BVI) Limited	*(i)*	165,785	31,050	128,352	–	159,402
		379,439	102,268	199,287	67,557	369,112
Fellow subsidiary						
Canfort Investment Limited	*(i)*	26,733	11,457	14,552	–	26,009
Related company						
Jason New Resources Holdings Limited ("Jason New")	*(ii)*	78,810	15,378	30,588	29,133	75,099
Less: Impairment		(44,509)	(15,378)	(29,131)	–	(44,509)
		34,301	–	1,457	29,133	30,590
At 31 December 2005						
Holding companies						
BHL	*(i)*	205,128	–	68,104	126,619	194,723
Beijing Holdings (BVI) Limited	*(i)*	226,716	–	92,562	117,539	210,101
		431,844	–	160,666	244,158	404,824
Fellow subsidiary						
Canfort Investment Limited	*(i)*	25,705	–	10,495	13,326	23,821
Related company						
北京三元集團有限責任公司 ("San Yuan Group")	*(iii)*	106,991	40,580	60,419	–	100,999

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

31. DUE FROM/TO HOLDING COMPANIES/FELLOW SUBSIDIARIES/RELATED COMPANIES (continued)

Notes:

(i) The amounts due from the holding companies and the fellow subsidiary represented the outstanding cash considerations in respect of their acquisitions of the Group's equity interests in certain subsidiaries and jointly-controlled entities during the year ended 31 December 2005. The considerations were repayable in a number of instalments in accordance with the relevant sale and purchase agreements. The overdue instalments as at 31 December 2006 remained unsettled as at the date of approval of these financial statements. Despite this, in the opinion of the directors, no impairment loss on these amounts is foreseen.

(ii) The amount due from Jason New represented the outstanding cash consideration in respect of its acquisition of the Group's 36.78% equity interest in Beijing Enterprises Ever Source Limited ("BEES"), a company which was deconsolidated as a result of an entrusted operating arrangement entered into between the Group and a related party during the year. The total consideration is repayable in six instalments. Further details of the transaction are set out in note 46(b)(i) to the financial statements.

(iii) The amount due from San Yuan Group, a related company, represented the outstanding cash consideration in respect of its acquisition of the Group's equity interest in BE Dairy during the year ended 31 December 2005. The amount due was repayable in three instalments. San Yuan Group ceased to be a related company of the Group during the year ended December 2006.

The balances with related companies of the Group included in deposits and other debtors and trade and bills payables are disclosed in notes 30 and 42 to the financial statements, respectively.

32. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Listed equity investments in Hong Kong	7,017	16,682	7,017	5,760
Unlisted fund	2,689	28,869	2,689	28,869
	9,706	45,551	9,706	34,629

33. CASH AND CASH EQUIVALENTS

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Cash and bank balances	2,597,596	2,917,382	8,813	24,685
Cash equivalents	50,225	59,326	50,225	59,326
Time deposits	122,079	581,588	93,594	108,496
	2,769,900	3,558,296	152,632	192,507
Less: Pledged deposits – *note 24*	(61,505)	(50,241)	–	–
Cash and cash equivalents	2,708,395	3,508,055	152,632	192,507

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

33. CASH AND CASH EQUIVALENTS (continued)

At the balance sheet date, the cash and bank balances and time deposits of the Group denominated in RMB amounted to HK$2,543,520,000 (2005: HK$2,745,914,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

34. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE AND DIRECTLY ASSOCIATED LIABILITIES

The non-current assets classified as held for sale as at 31 December 2005 were a building and a prepaid land premium of the Group in Mainland China with translated net carrying amounts of HK$15,222,000 (note 16) and HK$4,097,000 (note 18) at that date, respectively, that were originally to be sold by the Group to a third party for a total cash consideration of approximately HK$76,923,000 pursuant to a sale and purchase agreement entered into between the two parties. A deposit of approximately HK$46,154,000 had been received from the third party as at 31 December 2005.

The sales transaction was subsequently cancelled as mutually agreed between the two parties during the year ended 31 December 2006. As a result, the building and the prepaid land premium were reclassified to property, plant and equipment, and prepaid land premium, respectively, at their then respective translated net carrying amounts of approximately HK$15,430,000 (note 16) and HK$4,153,000 (note 18), and the deposit received was refunded to the third party during the year.

35. SHARE CAPITAL

Shares

	Company	
	2006	**2005**
	HK$'000	*HK$'000*
Authorised:		
2,000,000,000 ordinary shares of HK$0.10 each	200,000	200,000
Issued and fully paid:		
622,500,000 ordinary shares of HK$0.10 each	62,250	62,250

Share options

Details of the Company's share option scheme and the share options issued under the scheme are included in note 36 to the financial statements.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES

The Company

The Company operates a share option scheme (the "Scheme") which became effective on 17 October 2005 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The purpose of the Scheme is to attract and retain the best quality personnel of the Group for the development of the Group's operations; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Company by aligning the interests of option holders to those of shareholders. The directors of the Company may, at their discretion, invite employees (including executive directors) and non-executive directors of the Company and any of its subsidiaries, to take up options to subscribe for ordinary shares of the Company at HK$1 per grant of options.

The maximum number of unexercised share options currently permitted to be granted under the Scheme is an amount equivalent, upon their exercise, to 30% of the total number of ordinary shares of the Company in issue at any time. The total number of ordinary shares of the Company issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to any one person must not exceed 1% of the total number of ordinary shares of the Company in issue.

An option granted under the Scheme is personal to the grantee and shall not be assignable or transferable.

The period during which an option granted under the Scheme may be exercised will be determined by the directors at their discretion, save that no option may be exercised later than 10 years after the grant date. No option may be granted more than 10 years after the date of approval of the Scheme.

The exercise price of the share options is determinable by the directors, but may not be less than the highest of (i) the closing price of the Company's ordinary shares on the Stock Exchange on the date of grant, which must be a trading day; (ii) the average closing price of the Company's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of grant of the option; and (iii) the nominal value of an ordinary share of the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES (continued)

The Company (continued)

The following set out the movements in the share options granted under the Scheme during the year ended 31 December 2006:

	Number of share options		
Name or category of participant	**At 1 January 2006**	**Granted during the year** *(note)*	**At 31 December 2006**
Directors:			
Mr. Yi Xi Qun	–	650,000	650,000
Mr. Zhang Hong Hai	–	450,000	450,000
Mr. Li Fu Cheng	–	450,000	450,000
Mr. Bai Jin Rong	–	450,000	450,000
Mr. Liu Kai	–	300,000	300,000
Mr. Guo Pu Jin	–	300,000	300,000
Mr. Zhou Si	–	300,000	300,000
Mr. E Meng	–	300,000	300,000
Mr. Zhao Chang Shan	–	300,000	300,000
Mr. Lei Zhen Gang	–	300,000	300,000
	–	3,800,000	3,800,000
Other employees:			
In aggregate	–	2,100,000	2,100,000
	–	5,900,000	5,900,000

Note: These options were granted on 19 July 2006 at an exercise price of HK$12.55 per share of the Company. The exercise price was determined based on the average closing price on the previous five trading days before the date of grant. The cash consideration paid by each director and employee for the options granted was HK$1 per grant of options. The options may be exercised in two portions, with the first portion (representing 80% of the total options granted for each grantee) being vested on 19 January 2007 and exercisable at any time from that date; and the second portion (representing the remaining 20% of the total options granted for each grantee) being vested and exercisable upon the Company's full satisfaction of performance appraisal at the end of the grantee's contracts with the Company, save that such date shall not be later than 18 July 2011. All the options, if not otherwise exercised, will lapse on 18 July 2011.

Each grant of the share options to executive directors has complied with the requirements of Rule 17.04 of the Listing Rules and was approved by the independent non-executive directors of the Company to whom share options have not been granted.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES (continued)

The Company (continued)

The estimated fair value of the share options granted during the year was HK$23,600,000, of which the Group recognised in the income statement employees share option benefits of HK$21,279,000 during the year ended 31 December 2006. The fair value of the options granted was estimated as at the date of grant using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2006:

- Share price as at the grant date of HK$12.35 per share, which was the closing price of the Company's shares on the Stock Exchange at 19 July 2006;
- Risk-free rate of 4.45% per annum, which was the yield of the 5-year Hong Kong Monetary Authority Exchange Fund Note in July 2006;
- Expected annualised share price volatility of 38.08%, of which reference was made to the volatility of the historical share price of the Company from 19 July 2005 to 18 July 2006;
- Dividend yield of 2.44%;
- Expected life of the options of 5 years; and
- The factor regarding the second portion of the options which is associated with the Company's full satisfaction of performance appraisal at the end of the grantees' contracts with the Company has not been quantified and considered in this valuation.

The expected volatility reflects the assumption that the volatility for 12 months is indicative of future trends, which may not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

No share options were exercised during the year and up to the date of approval of these financial statements. At 31 December 2006, the Company had 5,900,000 share options outstanding under the Scheme, which represented approximately 0.9% of the Company's shares in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 5,900,000 additional ordinary shares of the Company and additional share capital of HK$590,000 and share premium of HK$73,455,000 (before any issue expenses).

Beijing Development

Beijing Development, previously a subsidiary of the Company whose shares are listed on the Main Board of the Stock Exchange and became an associate of the Company in December 2006 as detailed in notes 5 and 46(b)(ii) to the financial statements, operates a share option scheme (the "BDHK Scheme") to give executives and key employees of the Beijing Development group an interest in preserving and maximising its shareholders' value in the longer term, to enable Beijing Development and its relevant subsidiaries to attract and retain individuals with experience and ability and to reward individuals for future performance. Eligible participants of the BDHK Scheme include the executive directors and employees of Beijing Development or any of its subsidiaries. The BDHK Scheme became effective on 18 June 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES (continued)

Beijing Development (continued)

The maximum number of unexercised share options currently permitted to be granted under the BDHK Scheme is an amount equivalent, upon their exercise, to 10% of the shares of Beijing Development in issue at any time. The maximum number of shares issuable under share options to each eligible participant in the BDHK Scheme is limited to 25% of the aggregate number of shares for the time being issued and issuable under the BDHK Scheme.

The offer of a grant of share options may be accepted within 28 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Beijing Development, and commences after a certain vesting period and ends on a date which is not later than five years from the date on which the offer of the share options is accepted or on the expiry date of the BDHK Scheme, whichever is earlier.

The exercise price of the share options is determinable by the directors of Beijing Development, but may not be less than the highest of (i) the closing price of Beijing Development's ordinary shares on the Stock Exchange on the date of the offer of the share options; (ii) the average closing price of Beijing Development's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of the offer; and (iii) the nominal value of an ordinary share of Beijing Development. The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in Beijing Development's share capital.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following sets out the movements in the share options granted under the BDHK Scheme during the year ended 31 December 2006:

		Number of share options			
Name or category of participant	*Notes*	**At 1 January 2006**	**Granted during the year**	**Lapsed/ forfeited during the year**	**At 31 December 2006**
Directors of the Company:					
Mr. Zhang Hong Hai	*(c)*	–	4,000,000	–	4,000,000
Mr. E Meng	*(a)*	1,600,000	–	(1,600,000)	–
	(b)	1,200,000	–	–	1,200,000
	(c)	–	1,600,000	–	1,600,000
		2,800,000	1,600,000	(1,600,000)	2,800,000
Other employees:					
In aggregate	*(a)*	6,360,000	–	(6,360,000)	–
	(b)	18,900,000	–	(6,300,000)	12,600,000
	(c)	–	25,900,000	(100,000)	25,800,000
		25,260,000	25,900,000	(12,760,000)	38,400,000
		28,060,000	31,500,000	(14,360,000)	45,200,000

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES (continued)

Beijing Development (continued)

Notes:

(a) These options were granted on 19 June 2001 at an exercise price of HK$1.13 per share and all of them lapsed on 26 June 2006.

(b) These options were granted on 18 January 2002 at an exercise price of HK$1.00 per share. The options may be exercised in three equal portions. The first portion is exercisable at any time commencing on 18 January 2002, and each further portion becomes exercisable on 1 January in each of the following years. Owing to the resignation of certain employees of Beijing Development during the year, the 6,300,000 share options granted to them were forfeited accordingly. All of the remaining options were subsequently exercised on 9 January 2007.

(c) These options were granted and vested on 27 June 2006 at an exercise price of HK$1.00 per share. The closing price of Beijing Development's shares on the Stock Exchange on the trading day immediately prior to the date of the grant of the share options was HK$0.84 per share. The options may be exercised at any time commencing on 27 June 2006 and, if not otherwise exercised, will lapse on 16 June 2011.

The estimated fair value of the 31,500,000 share options granted during the year was HK$5,214,000 which was fully recognised in the income statement of the Group as employee share option benefits during the year ended 31 December 2006. The fair value of the options as at the date of grant was estimated using the Black-Scholes-Merton option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the year ended 31 December 2006:

- Weighted average share price of HK$0.753 per share, which was the closing price of Beijing Development at 27 June 2006;
- Risk-free rate of 4.68% to 4.71%, of which reference was made to the Hong Kong Monetary Authority Exchange Fund Notes with maturity similar to the expected life of the options;
- Expected volatility of 48.27% to 48.44%, of which reference was made to the volatility of Beijing Development's shares in periods of 24 to 30 months periods before the grant date of the options;
- Nil dividend yield; and
- Expected life of the options of 24 to 30 months.

The expected life of the options is based on the historical data over the past three years and is not necessarily indicative of the exercise patterns that may occur. The expected volatility reflects the assumption that the volatility for 24 to 30 months is indicative of future trends, which may also not necessarily be the actual outcome.

No other feature of the options granted was incorporated into the measurement of fair value.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES (continued)

Beijing Development (continued)

Notes: (continued)

No share options were exercised during the year. At 31 December 2006, Beijing Development had 45,200,000 share options outstanding under the BDHK Scheme, which represented approximately 7.6% of Beijing Development's shares in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of Beijing Development, result in the issue of 45,200,000 additional ordinary shares of Beijing Development and additional share capital of HK$45,200,000. At the date of approval of these financial statements, 36,800,000 share options outstanding at 31 December 2006 were exercised, which increased the share capital of Beijing Development by HK$36,800,000.

Xteam

(a) Pre-IPO share option scheme

Xteam, which ceased to be a subsidiary of the Company when its holding company, Beijing Development, became an associate of the Company in December 2006 as further detailed in note 5 to the financial statements and whose shares are listed on The Growth Enterprise Market of the Stock Exchange, adopted a Pre-IPO share option scheme (the "Xteam Pre-IPO Scheme") on 30 May 2001. The Xteam Pre-IPO Scheme was terminated on 11 December 2001 and no further options can be granted under the Xteam Pre-IPO Scheme. However, all options granted prior to the termination of the Xteam Pre-IPO Scheme will remain in full force and effect.

The following sets out the movements in the share options granted under the Xteam Pre-IPO Scheme during the year ended 31 December 2006:

	Number of share options		
Category of participant	At 1 January 2006	Forfeited during the year	At 31 December 2006
Other employees:			
In aggregate *(note)*	50,000,000	(50,000,000)	–

Note: These options were granted on 14 November 2001 at an exercise price of HK$0.266 per share of Xteam. The options are exercisable at any time commencing on 11 June 2002 and, if not otherwise exercised, will lapse on 13 November 2011. Owing to the resignation of certain employees of Xteam during the year, the 50,000,000 options granted to them were forfeited accordingly.

At 31 December 2006, Xteam did not have any share options outstanding under the Pre-IPO Share Option Scheme.

(b) Share option scheme

On 21 November 2001, Xteam adopted a share option scheme (the "Xteam Scheme") for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Xteam group's operations. Eligible participants of the Xteam Scheme include the Xteam's executive and non-executive directors, full-time employees, advisers and consultants of the Xteam group. The Xteam Scheme became effective on 21 November 2001 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

36. SHARE OPTION SCHEMES (continued)

Xteam (continued)

(b) Share option scheme (continued)

The maximum number of shares which may be issued upon exercise of all options granted and yet to be granted under the Xteam Scheme is currently limited to 30% of the shares of Xteam in issue at any time. The total number of shares issued and to be issued upon exercise of the options granted and to be granted to each eligible participant in the Xteam Scheme in any 12-month period up to the date of the grant is limited to 1% of the aggregate number of issued share capital of Xteam from time to time.

The offer of a grant of share options may be accepted within 21 days from the date of the offer, upon payment of a nominal consideration of HK$1 in total by the grantee. The exercise period of the share options granted is determinable by the directors of Xteam at their discretion, and commences on the date upon which the options are deemed to be granted and accepted.

The exercise price of share options is determinable by the directors, but may not be less than the higher of (i) the closing price of Xteam's ordinary shares on the Stock Exchange on the date of the offer of the share options; and (ii) the average closing price of Xteam's ordinary shares on the Stock Exchange on the five trading days immediately preceding the date of offer.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

The following sets out the movements in the share options granted under the Xteam Scheme during the year ended 31 December 2006:

	Number of share options		
Category of participant	**At 1 January 2006**	**Forfeited during the year**	**At 31 December 2006**
Other employees:			
In aggregate *(note)*	13,500,000	(4,700,000)	8,800,000
Advisers and consultants:			
In aggregate *(note)*	33,000,000	–	33,000,000
	46,500,000	(4,700,000)	41,800,000

Note: These options were granted on 19 December 2003 at an exercise price of HK$0.14 per share of Xteam. The options are exercisable at any time commencing on 19 December 2003 and, if not otherwise exercised, will lapse on 18 December 2013. Owing to the resignation of certain employees of Xteam during the year, the 4,700,000 share options granted to them were forfeited accordingly. No portion of the remaining share options was exercised during the year.

At 31 December 2006, Xteam had 41,800,000 share options outstanding under the Xteam Scheme, which represented approximately 1.1% of Xteam's shares in issue at that date. The exercise in full of the remaining share options would, under the present capital structure of Xteam, result in the issue of 41,800,000 additional ordinary shares of Xteam and additional share capital of HK$418,000 and share premium of HK$5,434,000 (before issue expenses).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

37. RESERVES

(a) Group

(i) The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 34 to 35 of the financial statements.

(ii) PRC reserve funds are reserves set aside in accordance with the PRC Companies Law or the Law of the PRC on Joint Ventures Using Chinese and Foreign Investment as applicable to the Group's PRC subsidiaries, jointly-controlled entities and associates. None of the Group's PRC reserve funds as of 31 December 2006 was distributable in the form of cash dividends.

(iii) Certain amounts of goodwill arising on the acquisition of subsidiaries and associates in prior years remain eliminated against the consolidated capital reserve as further explained in notes 19 and 23(c) the financial statements, respectively.

(b) Company

	Notes	**Share premium account** *HK$'000*	**Share option reserve** *HK$'000*	**Retained profits** *HK$'000*	**Total** *HK$'000*
At 1 January 2005		4,839,497	–	517,521	5,357,018
Total income and expenses for the year – Loss for the year	*13*	–	–	(111,190)	(111,190)
Interim 2005 dividend	*14*	–	–	(62,250)	(62,250)
Proposed final 2005 dividend	*14*	–	–	(124,500)	(124,500)
At 31 December 2005 and 1 January 2006		4,839,497	–	219,581	5,059,078
Total income and expenses for the year – Profit for the year	*13*	–	–	462,334	462,334
Interim 2006 dividend	*14*	–	–	(62,250)	(62,250)
Proposed final 2006 dividend	*14*	–	–	(124,500)	(124,500)
Share options granted	*36*	–	21,279	–	21,279
At 31 December 2006		4,839,497	21,279	495,165	5,355,941

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

38. BANK AND OTHER BORROWINGS

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank overdrafts, unsecured	–	8,068	–	–
Bank loans:				
Secured	112,061	543,456	–	–
Unsecured	1,621,484	2,005,902	243,600	664,775
	1,733,545	2,549,358	243,600	664,775
Other loans, unsecured	167,403	321,017	–	–
Total bank and other borrowings	1,900,948	2,878,443	243,600	664,775
Bank overdrafts repayable on demand	–	8,068	–	–
Bank loans repayable:				
Within one year	1,297,038	2,335,132	243,600	664,775
In the second year	360,838	1,420	–	–
In the third to fifth years, inclusive	62,513	196,746	–	–
Beyond five years	13,156	16,060	–	–
	1,733,545	2,549,358	243,600	664,775
Other loans repayable:				
Within one year	36,912	161,932	–	–
In the second year	34,956	37,577	–	–
In the third to fifth years, inclusive	5,868	51,354	–	–
Beyond five years	89,667	70,154	–	–
	167,403	321,017	–	–
Total bank and other borrowings	1,900,948	2,878,443	243,600	664,775
Portion classified as current liabilities	(1,333,950)	(2,505,132)	(243,600)	(664,775)
Non-current portion	566,998	373,311	–	–

Notes:

(a) The bank loans of the Group and the Company as at 31 December 2005 included a loan of US$70 million in relation to a five-year US$180 million syndicated loan facility obtained by the Company in 2001. The syndicated loan bore interest at LIBOR+0.6% and was fully repaid in 2006.

(b) The other loans of the Group include amortised cost of interest-free loans of HK$101,403,000 (2005: HK$99,384,000) granted from related companies. The remaining other loans of HK$66,000,000 (2005: HK$221,633,000) bear interest at a rate of 6% (2005: 5% to 9%) per annum.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

38. BANK AND OTHER BORROWINGS (continued)

Notes: (continued)

(c) HK$185,000,000 (2005: HK$188,873,000) of the Group's unsecured bank loans at the balance sheet date were guaranteed by the joint venture partners of certain of the Group's PRC subsidiaries or their associates and a jointly-controlled entity.

(d) Certain of the Group's bank loans are secured by mortgages over the Group's buildings and plant and machinery with an aggregate net carrying amount at the balance sheet date of HK$133,806,000 (2005: HK$275,857,000) (note 16(b)).

In addition, certain of the Group's secured bank loans as at 31 December 2005 were secured by mortgages over certain of the Group's bank balances at that date of HK$4,377,000 in aggregate (note 24(a)).

39. CONVERTIBLE BONDS

On 16 October 2002, Yanjing Brewery, a subsidiary held indirectly as to 43.28% by the Company as at 31 December 2006 (2005: 54.46%), issued at face value five year 1.2% convertible bonds (the "Convertible Bonds") in an aggregate principal amount of RMB700,000,000 with a face value of RMB100 each.

The Convertible Bonds are convertible, at the option of the bondholders, into fully-paid ordinary shares of Yanjing Brewery at an original conversion price of RMB10.59 per share, which was adjusted to RMB7.06 per share as a result of a bonus issue made by Yanjing Brewery during the year ended 31 December 2005 and is subject to further adjustments in certain events. The conversion period for the Convertible Bonds is from 16 October 2003 to 16 October 2007 (the "Conversion Period"), both dates inclusive. Unless previously redeemed, converted or purchased and cancelled, the Convertible Bonds are redeemable at face value at the end of the Conversion Period, together with any accrued interest.

Yanjing Brewery has the right to redeem the Convertible Bonds, in whole or in part, during the Conversion Period, at a redemption price of RMB102 each, subject to adjustments in certain events, when the closing price of the ordinary shares of Yanjing Brewery is higher than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days. On the other hand, the bondholders have the right to have Yanjing Brewery redeem the Convertible Bonds at the redemption price, subject to adjustments in certain events, when the closing price of ordinary shares of Yanjing Brewery is lower than the then conversion price of the Convertible Bonds by more than 30% for 20 consecutive days.

The Convertible Bonds are guaranteed by the Company, which was approved by the shareholders of the Company in an extraordinary general meeting held on 11 April 2002. 北京燕京啤酒集團公司 (Beijing Yanjing Beer Group Company) ("Yanjing Beer Group"), which has beneficial interests in Yanjing Brewery, has undertaken to counter-indemnify the Company in respect of any contingencies arising from the portion of the guarantee exceeding the Company's effective proportional equity interest of 43.28% in Yanjing Brewery.

The fair value of the liability component of the Convertible Bonds was estimated at the issuance date using an equivalent market interest rate for a similar bond without a conversion option. The equity component of the Convertible Bonds is not material to the Group and accordingly, the whole amount of the Convertible Bonds is accounted for as a financial liability of the Group.

During the year ended 31 December 2006, 5,702,748 units (2005: 465,132 units and 63,020 units) of the Convertible Bonds issued by Yanjing Brewery with an aggregate principal amount of approximately HK$569,863,000 (2005: HK$50,079,000) were exercised by certain bondholders in exchange for ordinary shares of Yanjing Brewery at the conversion price of RMB7.06 per share (2005: respective conversion prices of RMB10.59 and RMB7.06 per share, (as adjusted to take into account the bonus issue made by Yanjing Brewery during the year ended 31 December 2005) and as a result of which, the Company's effective equity interest in Yanjing Brewery was diluted to 50.47% (2005: 54.46%) and a gain on deemed disposal of HK$141,341,000 (2005: HK$14,498,000) had been recognised in the consolidated income statement for the year (note 5).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

40. OTHER LONG TERM LIABILITIES

Group

	2006	2005
	HK$'000	*HK$'000*
Deferred income *(note)*	–	15,559
Others	21,570	17,123
	21,570	32,682

Note: The Group received certain incentives from landlords of certain department stores' operating lease arrangements. Such incentives were included in deferred income in the balance sheet, and would be released and recognised in the income statement as a reduction in rental expenses on the straight-line basis over the relevant lease terms.

41. DEFERRED TAX

Net deferred tax assets/(liabilities) recognised in the consolidated balance sheet:

Group

	2006	2005
	HK$'000	*HK$'000*
Deferred tax assets	663	67,772
Deferred tax liabilities	(20,512)	(168,527)
	(19,849)	(100,755)

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

41. DEFERRED TAX (continued)

The components of deferred tax assets and liabilities and the movements during the year are as follows:

Group

	Revaluation of properties *HK$'000*	Fair value adjustments arising on acquisition of subsidiaries *HK$'000*	Differences in depreciation allowances and related depreciation *HK$'000*	Changes in fair value of available-for-sale investments *HK$'000*	Impairment and general provision *HK$'000*	Total *HK$'000*
Net deferred tax assets/(liabilities) at 1 January 2005	(3,302)	(134,956)	3,353	–	33,917	(100,988)
Arising on acquisition of a subsidiary – *note 45*	–	–	(382)	–	–	(382)
Deferred tax credited/(charged) to income statement during the year – *note 11*	–	–	(2,469)	–	4,940	2,471
Exchange realignment	(68)	(2,790)	41	–	961	(1,856)
Net deferred tax assets/(liabilities) at 31 December 2005 and 1 January 2006	(3,370)	(137,746)	543	–	39,818	(100,755)
Arising on acquisition of a subsidiary – *note 45*	–	(50)	–	–	–	(50)
Deferred tax credited/(charged) to income statement during the year – *note 11*	–	(1,244)	3,137	–	(23,147)	(21,254)
Deferred tax debited to equity during the year	–	–	–	(206,491)	–	(206,491)
Disposal of subsidiaries – *note 46(a)*	3,505	143,371	(23,084)	211,860	(10,601)	325,051
Deconsolidation of subsidiaries – *note 46(b)*	–	–	–	–	(6,178)	(6,178)
Exchange realignment	(135)	(5,543)	104	(5,369)	771	(10,172)
Net deferred tax assets/(liabilities) at 31 December 2006	–	(1,212)	(19,300)	–	663	(19,849)

At 31 December 2006, deferred tax assets have not been recognised in respect of unused tax losses of HK$572,885,000 as they have arisen in the Company and certain subsidiaries that have been loss-making for some time and it is not probable that taxable profits will be available against which such tax losses can be utilised.

At 31 December 2006, there was no significant unrecognised deferred tax liability (2005: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or joint ventures as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

42. TRADE AND BILLS PAYABLES

An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

Group

	2006	2005
	HK$'000	*HK$'000*
Within one year	709,773	1,120,017
One to two years	15,451	25,677
Two to three years	1,948	7,313
Over three years	6,443	12,548
	733,615	1,165,555

Included in the Group's trade and bills payables at the balance sheet date are amounts of HK$240,986,000 (2005: HK$195,132,000) due to related companies arising from transactions carried out in the ordinary course of business of the Group. The balances are unsecured, interest-free and are repayable within credit periods similar to those offered by the related companies to their major customers.

Certain of the Group's bills payables at the balance sheet date are secured by mortgages over certain of the Group's bank balances with an aggregate amount of HK$60,182,000 (2005: HK$28,299,000) (note 24(c)).

43. OTHER PAYABLES AND ACCRUALS

		Group		Company	
	Note	2006	2005	2006	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Accruals		210,190	295,874	46,715	47,081
Other liabilities		791,426	1,257,348	16,187	42,013
Due to a fellow subsidiary	*31*	9,968	8,523	9,968	8,523
Due to related companies	*31*	24,556	277,672	699	–
		1,036,140	1,839,417	73,569	97,617

44. TAXES PAYABLE

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Income/profits tax	354,492	170,427	–	–
Consumption tax	101,708	77,370	–	–
Value-added tax	63,425	96,580	–	–
Business tax	1,897	9,385	–	–
Others	29,576	41,370	8,272	9,646
	551,098	395,132	8,272	9,646

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

45. BUSINESS COMBINATIONS

The fair value of the identifiable assets, liabilities of the subsidiaries acquired during the year as at their respective dates of acquisition, which have no significant differences from their respective carrying amounts, is as follows:

	Notes	2006 HK$'000 (note (a))	2005 HK$'000 (note (b))
Net assets acquired:			
Property, plant and equipment	*16*	87,449	949,984
Prepaid land premiums	*18*	169,949	19,781
Operating concession	*20*	–	47,596
Non-current prepayment, deposits and other receivables		–	1,433
Available-for-sale investments		–	4,375
Inventories		9,612	118,347
Trade and bills receivables		5,673	15,200
Prepayments, deposits and other receivables		221,634	32,840
Cash and bank balances		70,696	76,916
Trade and bills payables		(48,356)	(59,836)
Other payables and accruals		(193,270)	(74,745)
Taxes payable		(1,577)	(3,143)
Bank and other borrowings		(19,493)	(149,237)
Deferred tax liabilities	*41*	(50)	(382)
Minority interests		–	(457,884)
		302,267	521,245
Goodwill arising on acquisition	*19*	–	8,916
		302,267	530,161
Satisfied by:			
Cash		302,267	128,862
Costs associated with the acquisition		–	425
Reclassification to interests in subsidiaries from interests in jointly-controlled entities		–	65,107
Reclassification to interests in subsidiaries from interests in associates		–	326,152
Promissory note		–	9,615
		302,267	530,161
Profit for the year since acquisition		3,149	9,783*

* The amounts disclosed above only included the profit for the year attributable to the additional interest of relevant companies acquired by the Group during the year ended 31 December 2005.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

45. BUSINESS COMBINATIONS (continued)

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries is as follows:

	2006	2005
	HK$'000	*HK$'000*
Cash and bank balances acquired	70,696	76,916
Cash paid for costs associated with the acquisitions and cash consideration paid for acquisitions in the current year	(302,267)	(129,287)
Cash consideration paid for acquisitions in the previous year	–	(86,670)
Investment deposit paid at beginning of year	–	61,715
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	(231,571)	(77,326)

Notes:

(a) Pursuant to an equity transfer agreement dated 28 August 2006 entered into between Wangfujing and 北京王府井東安集團有限責任公司 (Beijing Wangfujing Dongan Group Co., Ltd.) ("Dongan Group", a related company in which the legal representative is a director of the Company), Wangfujing acquired a 100% equity interest in 北京長安商場有限責任公司 (Changan Department Store Company Limited)("Chang An", a company operating a department store in Beijing, the PRC) from Dongan Group for a cash consideration of RMB310,128,000 (approximately HK$302,267,000). The acquisition was completed on 18 October 2006. Chang An ceased to be a subsidiary of the Group upon the disposal of Wangfujing by the Group during the year as detailed in note 12 to the financial statements.

(b) Business combinations in the year ended 31 December 2005 mainly included:

(i) the acquisition of an additional 14.2244% equity interest in Yanjing Huiquan by Yanjing Brewery, a then associate of the Group before the acquisition, on 25 March 2005. Upon completion of the acquisition, Yanjing Brewery had a 52.3724% equity interest in Yanjing Huiquan and Yanjing Huiquan became a subsidiary of the Group;

(ii) the acquisition of a 75% equity interest in LQX Tourism;

(iii) the acquisition of a 51% equity interest in 北京博大電信通網絡技術有限公司 by Beijing Development on 1 January 2005; and

(iv) the acquisition of a 51% equity interest in Asren Holdings Limited ("Asren") by Xteam on 7 December 2005, details of which are set out in note 47 to the financial statements.

Had the above business combinations taken place at the beginning of the year, the Group's profit for the year, profit from continuing operations and profit from discontinued operations for the year ended 31 December 2006 would have been HK$338,668,000 (2005: HK$714,196,000), HK$100,216,000 (2005: HK$613,773,000, as restated) and HK$238,452,000 (2005: HK$100,423,000, as restated), respectively, and the Group's revenue (comprising turnover, other income and gains, net), revenue from continuing operations and revenue from discontinued operations for the year would have been HK$14,992,873,000 (2005: HK$11,603,641,000), HK$7,541,350,000 (2005: HK$6,732,206,000) and HK$7,451,523,000 (2005: HK$4,871,435,000), respectively.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES

(a) Disposal of subsidiaries

	Notes	2006 HK$'000	2005 HK$'000
Net assets disposed of:			
Property, plant and equipment	16	1,369,263	18,231
Investment properties	17	148,640	–
Prepaid land premiums	18	281,597	–
Goodwill	19	35,901	–
Interests in jointly-controlled entities		152,311	–
Interests in associates		123,213	–
Pledged deposits		16,602	–
Available-for-sale investments		1,070,578	15
Deferred tax assets		30,815	–
Properties held for sale		278,903	–
Inventories		157,236	3,441
Trade and bills receivables		60,488	7,371
Prepayments, deposits and other receivables		165,232	29,468
Tax recoverable		7,929	107
Cash and bank balances		1,261,864	24,751
Trade and bills payables		(889,074)	(989)
Other payables and accruals		(1,275,198)	(32,053)
Taxes payable		(197,168)	(180)
Bank and other borrowings		(143,497)	–
Other long term liabilities		(18,259)	–
Deferred tax liabilities		(355,866)	–
Minority interests		(1,151,289)	(6,287)
Assets of a disposal group held for sale		–	1,304,733
Liabilities directly associated with assets of a disposal group held for sale		–	(493,795)
Assets and liabilities of a disposal group attributable to minority interests		–	(355,099)
		1,130,221	499,714
Exchange fluctuation reserve realised		(61,651)	(4,932)
Investment revaluation reserve realised		(210,039)	–
Gain on disposal of interests in subsidiaries, net	4	141,469	81,097
		1,000,000	575,879
Satisfied by cash consideration, at fair value		1,000,000	547,976
Reclassification to available-for-sale investments from interests in subsidiaries		–	27,903
		1,000,000	575,879

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES (continued)

(a) Disposal of subsidiaries (continued)

An analysis of the net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Cash and bank balances disposed of	(1,261,864)	(24,751)
Cash and cash equivalents attributable to the discontinued operations	–	(134,597)
Cash consideration, at fair value	1,000,000	547,976
Amortised cost of outstanding cash consideration:		
At beginning of year	319,543	–
Increase in fair value of cash consideration arising from the passage of time	9,587	11,590
Impairment	(32,360)	–
Exchange realignment	11,687	–
At end of year	(235,719)	(319,543)
Net inflow/(outflow) of cash and cash equivalents in respect of the disposal of subsidiaries	(189,126)	80,675

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES (continued)

(b) Deconsolidation of subsidiaries

	Notes	2006 *HK$'000*	2005 *HK$'000*
Net assets deconsolidated:			
Property, plant and equipment	*16*	87,554	–
Investment properties	*17*	48,390	–
Prepaid land premiums	*18*	14,675	–
Goodwill	*19*	123,019	–
Other intangible assets	*20*	17,187	–
Interests in jointly-controlled entities		58,318	–
Interests in associates		6,827	–
Available-for-sale investments		1,160	–
Deferred tax assets		6,178	–
Inventories		111,925	–
Amounts due from customers for contract work		30,371	–
Trade and bills receivables		356,623	–
Prepayments, deposits and other receivables		196,966	–
Financial assets at fair value through profit or loss		10,922	–
Pledged deposits		22,096	–
Cash and bank balances		343,086	–
Trade and bills payables		(146,504)	–
Amounts due to customers for contract work		(50,504)	–
Other payables and accruals		(223,732)	–
Taxes payable		(6,408)	–
Bank and other borrowings		(254,026)	–
Minority interests		(454,807)	–
		299,316	–
Reclassification to available-for-sale investments from interests in subsidiaries – *note 46(b)(i)*		82,794	–
Reclassification to interests in associates from interests in subsidiaries – *note 46(b)(ii)*		216,522	–
		299,316	–

An analysis of the net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries is as follows:

	2006 *HK$'000*	2005 *HK$'000*
Cash and bank balances deconsolidated and net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries	(343,086)	–

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

46. DISPOSAL AND DECONSOLIDATION OF SUBSIDIARIES (continued)

(b) Deconsolidation of subsidiaries (continued)

The subsidiaries which were deconsolidated during the year ended 31 December 2006 comprised BEES and its subsidiaries (the "Eversource Group") and Beijing Development and its subsidiaries. The reasons giving rise to the deconsolidation of these subsidiaries are set out as follows:

(i) On 19 October 2006, Beijing Enterprises Treasury Company Limited ("BJ Treasury"), a wholly-owned subsidiary of the Company and the immediate holding company of BEES, and Mr. Xu Shengheng ("Mr. Xu"), a director and substantial shareholder of BEES, entered into an entrusted operating agreement (the "Entrusted Operating Agreement"), pursuant to which, Mr. Xu was granted by BJ Treasury a right to operate and manage the geothermal energy system business undertaken by the Eversource Group for a period of three years from 1 January 2006 to 31 December 2008 (the "Entrusted Period"). During the Entrusted Period, the Group subordinated all its power over operating and financial policies and its entitlement to dividends, if any, of the Eversource Group to Mr. Xu whereas Mr. Xu shall be solely responsible for all profits and losses of the Eversource Group and pay a fixed fee of RMB12,516,000 (approximately HK$12,516,000) per annum to the Group. The Group lost its control over the Eversource Group upon the commencement of the entrusted operating arrangement on 1 January 2006 as it no longer has the power to govern the daily operating and financial policies of the Eversource Group from that date onwards. Accordingly, the Group deconsolidated the Eversource Group effective from 1 January 2006 and its then carrying amount of HK$82,794,000 was reclassified as an available-for-sale investment of the Group.

(ii) As detailed in note 5 to the financial statements, the Group's equity interest in Beijing Development was diluted from 55.81% to 46.57% and Beijing Development ceased to be a subsidiary of the Company and became an associate of the Company upon the completion of the issuance of new shares by Beijing Development in December 2006, at which time the Group deconsolidated Beijing Development and its subsidiaries.

47. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transactions

Apart from the transactions detailed in notes 5, 6, 39 and 46 to the financial statements, the Group had no major non-cash transactions of investing and financing activities during the year ended 31 December 2006.

In respect of the cash flows for the year ended 31 December 2005, on 7 December 2005, a wholly owned-subsidiary of Xteam acquired a 51% equity interest in Asren from independent third parties. The purchase consideration for the acquisition of Asren was in the form of 84,134,616 new shares of Xteam at the market price of HK$0.058 per share of Xteam on 7 December 2005 and a promissory note amounting to HK$9,615,000 issued by the wholly-owned subsidiary to Xteam to Asren. Apart from the foregoing and save as disclosed in note 5 and 39 to the financial statements, the Group had no major non-cash transactions of investing and financing activities during the year ended 31 December 2005.

48. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise bank loans, convertible bonds, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade and bills receivables and trade and bills payables, which arise directly from its operations.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

48. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The main risks arising from the Group's financial instruments are fair value and cash flow interest rate risks, foreign currency risk, commodity price risk, credit risk and liquidity risk. The Group does not have any written risk management policies and guidelines. However, the board of directors meets periodically to analyse and formulate measures to manage the Group's exposure to these risks. Generally, the Group introduces conservative strategies on its risk management. As the Group's exposure to these risks is kept to a minimum, the Group has not used any derivatives and other instruments for hedging purposes. The Group does not hold or issue derivative financial instruments for trading purposes. The directors review and agree policies for managing each of these risks and they are summarised as follows:

(i) Fair value and cash flow interest rate risks

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to both fair value and cash flow interest rate risks. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's long term debt obligations.

Bank loans, convertible bonds, cash and short term deposits are stated at amortised cost and not revalued on a periodic basis. Floating rate interest income and expenses are credited/charged to the income statement as earned/incurred.

(ii) Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. As a result of its significant investment operations in Mainland China, the PRC, the Group's balance sheet can be affected significantly by movements in the RMB/HK$ exchange rate.

The Group has minimal transactional currency exposure which arises from sales or purchases by an operating unit in currencies other than the unit's measurement currency.

(iii) Commodity price risk

The Group's exposure to commodity price risk is minimal.

(iv) Credit risk

The Group is predominately engaged in cash income businesses like the operations of toll roads, water treatment, brewery sales and retail. Accordingly, the Group has very high debtor turnover rate and low credit risk.

There are no significant concentrations of credit risk within the Group.

(v) Liquidity risk

The Group's objective is to maintain a balance between the continuity of funding and the flexibility through the use of bank overdrafts, bank loans and convertible bonds. In addition, banking facilities have been put in place for contingency purposes.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

49. FINANCIAL INSTRUMENTS

Fair values

The following table sets out a comparison by category of carrying amounts and fair values of the Group's financial instruments that are carried in the financial statements at other than fair values. The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

	Carrying amount		Fair value	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Financial assets:				
Non-current trade and bills receivables	–	33,202	–	32,965
Non-current prepayments, deposits and other receivables	130,008	313,782	130,008	313,642
Non-current pledged deposits	2,200	34,684	2,151	33,542
Financial liabilities:				
Non-current bank and other borrowings:				
Floating rate borrowings	220,000	–	220,000	–
Fixed rate borrowings	249,507	279,773	245,964	278,456
Interest-free borrowings *(note (ii))*	97,491	93,538	94,674	93,538
Convertible bonds	464	548,785	464	568,706

(i) The carrying amounts of financial assets and liabilities which are due to be received or settled within one year are reasonable approximation of their respective fair values, and accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 25(b) to the financial statements, certain available-for-sale investments of the Group are not stated at fair value but at cost less any accumulated impairment losses because fair values of which cannot be reasonably assessed and therefore, no disclosure of the fair values of these financial instruments is made.

(ii) The balance represented the non-current portion of an interest-free loan of HK$101,403,000 (2005: HK$99,384,000) obtained by the Group from a joint venture partner of a subsidiary and is repayable within 19 years (2005: 20 years).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

49. FINANCIAL INSTRUMENTS (continued)

Interest rate risk

The following tables set out the carrying amounts, by maturity, of the Group's financial instruments as at the balance sheet date that are exposed to interest rate risk:

At 31 December 2006

	Within 1 year *HK$'000*	More than 1 year but less than 2 years *HK$'000*	More than 2 years but less than 3 years *HK$'000*	More than 3 years but less than 4 years *HK$'000*	More than 4 years but less than 5 years *HK$'000*	More than 5 years *HK$'000*	Total *HK$'000*	Effective interest rate *%*
Floating rate:								
Pledged deposits	38,636	2,200	–	–	–	–	40,836	0.72
Cash and cash equivalents	2,606,985	–	–	–	–	–	2,606,985	0.81
Bank and other borrowings	–	(210,000)	(10,000)	–	–	–	(220,000)	5.23
Fixed rate:								
Pledged deposits	20,669	–	–	–	–	–	20,669	1.71
Cash and cash equivalents	101,410	–	–	–	–	–	101,410	2.59
Bank and other borrowings	(1,330,038)	(183,838)	(50,837)	(838)	(838)	(13,156)	(1,579,545)	5.16
Convertible bonds	–	(464)	–	–	–	–	(464)	1.20

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

49. FINANCIAL INSTRUMENTS (continued)

Interest rate risk (continued)

At 31 December 2005

	Within 1 year HK$'000	More than 1 year but less than 2 years HK$'000	More than 2 years but less than 3 years HK$'000	More than 3 years but less than 4 years HK$'000	More than 4 years but less than 5 years HK$'000	More than 5 years HK$'000	Total HK$'000	Effective interest rate %
Floating rate:								
Pledged deposits	15,557	34,684	–	–	–	–	50,241	0.92
Cash and cash equivalents	2,926,467	–	–	–	–	–	2,926,467	0.97
Bank and other borrowings	(672,843)	–	–	–	–	–	(672,843)	4.95
Fixed rate:								
Cash and cash equivalents	581,588	–	–	–	–	–	581,588	1.36
Bank and other borrowings	(1,826,443)	(33,151)	(227,572)	(1,479)	(1,511)	(16,060)	(2,106,216)	5.05
Convertible bonds	–	(548,785)	–	–	–	–	(548,785)	1.20

50. CONTINGENT LIABILITIES

At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group 2006 HK$'000	Group 2005 HK$'000	Company 2006 HK$'000	Company 2005 HK$'000
Guarantees given in respect of mortgage loans granted by banks to the Group's purchasers of properties held for sale	–	17,567	–	–
Guarantee given for banking facilities granted to a jointly-controlled entity	–	43,846	–	43,846
Guarantee given for banking facilities granted to a company which has been deconsolidated	200,000	–	–	–
Guarantee given for banking facilities granted to a related company	150,000	–	–	–
Guarantee given in respect of a specific performance of an infrastructure project to be undertaken by a jointly-controlled entity	68,456	–	68,456	–
Guarantee given for the Convertible Bonds issued by Yanjing Brewery – *note 39*	–	–	464	548,785
	418,456	61,413	68,920	592,631

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

50. CONTINGENT LIABILITIES (continued)

At 31 December 2006, the above banking facilities granted to a company that has been deconsolidated and a related company subject to guarantees given to certain banks by the Group were utilised to the extent of approximately HK$155,000,000.

At 31 December 2005, the banking facilities granted to a jointly-controlled entity subject to a guarantee given to a bank by the Group were utilised to the extent of approximately HK$32,885,000.

51. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (note 17 to the financial statements) and certain portions of its buildings under operating lease arrangements, with leases negotiated for original terms ranging from 1 to 24 years. The terms of the leases generally require the tenants to pay security deposits.

At 31 December 2006, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

Group

	2006 *HK$'000*	2005 *HK$'000*
Within one year	796	27,683
In the second to fifth years, inclusive	2,695	67,868
After five years	11,660	35,491
	15,151	131,042

(b) As lessee

The Group leases certain of its office properties, department store premises, restaurant premises and staff quarters under operating lease arrangements, with leases negotiated with original terms ranging from 1 to 50 years.

At 31 December 2006, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2006 *HK$'000*	2005 *HK$'000*	2006 *HK$'000*	2005 *HK$'000*
Within one year	70,927	185,789	2,912	2,912
In the second to fifth years, inclusive	107,278	644,481	971	3,883
After five years	641,448	2,300,509	–	–
	819,653	3,130,779	3,883	6,795

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

51. OPERATING LEASE ARRANGEMENTS (continued)

(b) As lessee (continued)

Significant decrease in the amounts of future minimum lease receivables and payments of the Group as at 31 December 2006 was attributable to the disposal of equity interest in Wangfujing by the Group during the year, which had significant operating lease arrangements as lessor and lessee in respect of its retail operation.

52. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments at the balance sheet date:

	Group		Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Buildings:				
Contracted, but not provided for	139,836	56,413	–	–
Plant and machinery:				
Contracted, but not provided for	73,303	91,608	–	–
Purchases of available-for-sale investments:				
Contracted, but not provided for	–	83,582	–	51,435
Total capital commitments	213,139	231,603	–	51,435

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

53. RELATED PARTY DISCLOSURES

(a) In addition to the transactions detailed elsewhere in these financial statements, the Group entered into the following material transactions with related parties during the year:

Name of related party	Nature of transaction	Notes	2006 *HK$'000*	2005 *HK$'000*
The ultimate holding company and its associates				
BHL and its associates	Rental income	*(i)*	–	1,115
	Rental and related expenses	*(i)*	–	1,340
Joint venture partners of subsidiaries and their associates				
Yanjing Beer Group and its associates	Purchase of bottle labels	*(ii)*	49,406	61,072
	Purchase of bottle caps	*(ii)*	42,825	54,778
	Import of raw materials	*(iii)*	365,115	367,472
	Sale of beer	*(iv)*	8,171	9,299
	Canning service fees paid	*(v)*	18,277	20,211
	Comprehensive support service fees paid	*(vi)*	15,151	14,770
	Land rent expenses	*(vii)*	1,700	1,657
	Trademark licensing fees paid	*(viii)*	23,788	16,996
	Less: Refund for advertising subsidies	*(viii)*	(3,958)	(2,986)
Other related parties				
Dongan Group	Compensation income	*(ix)*	–	24,703
China Communications Construction Company Limited and its associates	Construction costs, maintenance service costs and dismantling costs for an expressway	*(x)*	91,019	–

In the opinion of the directors, the above transactions were entered into by the Group in the normal course of business.

Notes:

(i) The rentals were determined by reference to the prevailing open market rentals at the time when the lease agreements were entered into.

(ii) The purchase prices for bottle labels and bottle caps were determined by reference to the agreed prices for the preceding year and an annual adjustment determined by reference to the price index in Beijing in the preceding year.

(iii) The import of certain raw materials for the Group's brewery operations were procured by Yanjing Beer Group from overseas suppliers on behalf of Yanjing Brewery and its subsidiaries as the Group's brewery operations do not have the licence to import commodities from overseas suppliers. The purchase prices for the raw materials were charged at rates equal to the costs incurred by Yanjing Beer Group.

(iv) The selling price of the beer was determined by reference to the then prevailing market rates.

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

53. RELATED PARTY DISCLOSURES (continued)

Notes: (continued)

(v) The canning service fees were charged at a rate equal to the costs of the canning services incurred by Yanjing Beer Group plus a mutually agreed profit margin.

(vi) The comprehensive support service fees paid included the following:

- fees for security and canteen services which were determined based on the annual cost of labour, depreciation and maintenance for the preceding year and an annual adjustment by reference to the price index in Beijing; and

- rental expenses, related to the premises occupied and used by Yanjing Brewery as its office, canteen and staff dormitories, were determined by reference to the prevailing market rentals at the time when the relevant agreements were entered into.

(vii) The land rent expenses were charged at a mutually agreed amount of RMB1,744,000 (2005: RMB1,744,000) per annum.

(viii) The trademark licensing fees paid were for the use of the "Yanjing" trademark and were determined based on 1% of the annual sales of beer and mineral water products made by Yanjing Brewery and RMB0.008 per bottle of beer sold by the subsidiaries of Yanjing Brewery. Yanjing Beer Group would refund 20% of the trademark licensing fees received from Yanjing Brewery to be used by Yanjing Brewery to develop and promote the "Yanjing" trademark.

(ix) The Compensation income was based on the loss suffered by the Group as a result of the reduction in the operating size of a department store at the request of Dongan Group, a related company in which the legal representative is a director of the Company.

(x) The construction costs, maintenance service costs and dismantling costs for an expressway were determined by reference to the then prevailing market rates.

(b) Other transactions with related parties

(i) On 28 June 2006, BJ Treasury, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Jason New, a company wholly-owned by Mr. Xu and a substantial shareholder of BEES, a company which was deconsolidated effective from 1 January 2006 as a result of the entering of the Entrusted Operating Agreement as detailed in note 46(b)(i), to dispose of a 36.78% equity interest in BEES for a cash consideration of HK$99,290,000. The cash consideration is to be settled in six instalments, with the first instalment of HK$20,000,000, and the remaining five instalments of RMB15,858,000 each being due on 28 June 2006, 30 December 2006, 30 June 2007, 30 December 2007, 30 June 2008 and 30 December 2008, respectively.

(ii) On 28 June 2006, Beijing Enterprises Ever Source Technology Limited ("BEEST"), a wholly-owned subsidiary of BEES, entered into an equity transfer agreement with China Major Holdings Limited, a company benefically owned by Mr. Xu and his spouse, to acquire a 49% equity interest in 北京永源熱泵有限責任公司 (Beijing Ever Source Hot Pumps Co., Ltd.) ("BEHP") for a cash consideration of RMB15,000,000 (approximately HK$14,423,000). Upon the completion of the transaction, BEHP became a subsidiary of BEES. BEEST and BEHP, being subsidiaries of BEES, were deconsolidated effective from 1 January 2006 as a result of the entering of the Entrusted Operating Agreement as detailed in note 46(b)(i).

NOTES TO FINANCIAL STATEMENTS (continued)

31 December 2006

53. RELATED PARTY DISCLOSURES (continued)

(c) Outstanding balances with related parties

(i) Details of the Group's balances with related parties included in deposits and other debtors and trade and bills payables are disclosed in notes 30 and 42 to the financial statements, respectively.

(ii) Details of the balances with jointly-controlled entities, associates, holding companies, fellow subsidiaries and related companies are disclosed in notes 22, 23 and 31 to the financial statements, respectively.

(iii) Details of the guarantees given by related parties in respect of the Group's bank and other borrowings and the Convertible Bonds issued by Yanjing Brewery are disclosed in notes 38 and 39 to the financial statements.

(iv) Details of the guarantees given by the Group for banking facilities granted to a related company and a jointly-controlled entity are disclosed in note 50 to the financial statements.

(d) Compensation of key management personnel of the Group

	2006 *HK$'000*	2005 *HK$'000*
Short term employee benefits	12,529	7,484
Post-employment benefits	570	347
Share-based payments	16,796	-
Total compensation paid to key management personnel	29,895	7,831

Further details of directors' emoluments are included in note 9 to the financial statements.

54. EVENT AFTER THE BALANCE SHEET DATE

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

55. COMPARATIVE AMOUNTS

Owing to the disposal of the Group's interests in Wangfujing during the year, the Group's retail operations and property construction and development operations were discontinued. Accordingly, certain comparative amounts for the consolidated income statement have been restated to conform to the current year's presentation. In addition, certain comparative amounts have been reclassified to conform to the current year's presentation.

56. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 3 April 2007."

The following is the text of a report in respect of the Target Company, prepared for the purpose of incorporation in this circular, received from the independent reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong. As described in the section headed "Documents Available for Inspection" in Appendix VI, a copy of the accountants' report for the Target Company is available for inspection.

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

30 April 2007

The Directors
Beijing Enterprises Holdings Limited

Dear Sirs,

We set out below our report on the combined financial information (the "Combined Financial Information") of Beijing Gas Group (BVI) Co., Ltd. (the "Target Company") and its subsidiaries (hereinafter collectively referred to as the "Target Group") for each of the three years ended 31 December 2006 (the "Relevant Periods"), prepared on the basis set out in note 3 of Section I below, for inclusion in the shareholders' circular of Beijing Enterprises Holdings Limited (the "Company") dated 30 April 2007 (the "Circular") in relation to the proposed acquisition of the entire issued share capital of the Target Company by the Company.

As part of the reorganisation plan (the "Reorganisation") of the Target Group as described in note 2 of Section I below, the Target Company was incorporated in the British Virgin Islands with limited liability on 24 November 2006 for the purpose of acting as a holding company of the Target Group. The Target Company has not carried out any business since the date of its incorporation save for assuming the ownership of the entire equity interest in 北京市燃氣集團有限責任公司 ("Gas Group", formerly known as "北京燃氣有限公司" upon incorporation and renamed as its current name on 10 November 2006) at nil consideration on 20 March 2007 from its ultimate holding company, 北京控股集團有限公司 ("Beijing Enterprises Group", a state-owned enterprise incorporated in the People's Republic of China (the "PRC") on 18 January 2005 under the Company Law of the PRC) pursuant to the Reorganisation. Thereafter, the Target Company became the holding company of the Target Group.

Gas Group was incorporated under the Company Law of the PRC with limited liability on 27 October 2006 as a wholly-owned subsidiary of Beijing Enterprises Group pursuant to the Reorganisation to assume the ownership and control of the core businesses and related operating assets and liabilities and equity interests in certain entities previously owned by 北京北燃實業有限公司 ("Original Gas Group", formerly known as "北京市燃氣集團有限責任公司" and renamed as its current name on 10 November 2006). Gas Group became a wholly-foreign-owned enterprise under PRC Law on 20 March 2007 following the completion of the transfer of its entire equity interest to the Target Company by Beijing

Enterprises Group on the same date. Original Gas Group is a state-owned enterprise previously under the direct ownership and supervision of The State-owned Assets Supervision and Administration Commission (the "Beijing SASAC") of the People's Government of Beijing Municipality (the "Beijing Municipal Government") and became a wholly-owned subsidiary of Beijing Enterprises Group on 17 May 2005 as part of the Reorganisation.

The principal activity of the Target Company is investment holding. Details of the principal activities of other companies comprising the Target Group and the jointly-controlled entity of the Target Group are set out in note 1 of Section I below.

All companies now comprising the Target Group and the jointly-controlled entity of the Target Group have adopted 31 December as their financial year end date for statutory reporting and/or management reporting purposes. As at the date of this report, no audited financial statements have been prepared for the Target Company, Gas Group and the jointly-controlled entity since their respective dates of incorporation. Other than management accounts of the Target Company, which were prepared in accordance with accounting principles generally accepted in Hong Kong, financial statements and/or management accounts of all other companies comprising the Target Group and the jointly-controlled entity were prepared in accordance with the relevant accounting principles and financial regulations applicable to the enterprises incorporated in Mainland China (the "PRC GAAP") and were not audited by us.

For the purpose of this report, the directors of the Target Company have prepared the Combined Financial Information for each of the Relevant Periods in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), based on the management accounts or, where appropriate, audited statutory financial statements of the entities now comprising the Target Group and Original Gas Group on the basis set out in note 3 of Section I below, after making such adjustments as are appropriate. We have undertaken an independent audit of the Combined Financial Information for the Relevant Periods in accordance with Hong Kong Standards on Auditing issued by the HKICPA, and have carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The directors of the Target Company are responsible for the preparation of the Combined Financial Information in order to give a true and fair view. The directors of the companies comprising the Target Group, Original Gas Group and the jointly-controlled entity are also responsible for the preparation of the companies' respective financial statements or, where financial statements are not prepared, management accounts, in order to give a true and fair view. In preparing the Combined Financial Information, financial statements and management accounts that give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our examination, on the Combined Financial Information and to report our opinion thereon.

In our opinion, the Combined Financial Information gives, for the purpose of this report, a true and fair view, on the basis as set out in note 3 of Section I to the Combined Financial Information, of the combined results and cash flows of the Target Group for each of the Relevant Periods, and of the combined balance sheets of the Target Group as at 31 December 2004, 2005 and 2006 and the balance sheet of the Target Company as at 31 December 2006.

I. COMBINED FINANCIAL INFORMATION

Combined Results of the Target Group

		Year ended 31 December		
	Notes	**2004**	**2005**	**2006**
		RMB'000	*RMB'000*	*RMB'000*
REVENUE	*7*	4,257,893	5,089,443	6,010,181
Cost of sales		(3,433,744)	(4,143,564)	(5,212,864)
Gross profit		824,149	945,879	797,317
Other income and gains, net	*7*	110,356	158,043	46,620
Selling and distribution costs		(46,385)	(56,784)	(73,681)
Administrative expenses		(183,837)	(219,257)	(306,870)
Other operating expenses, net		(26,764)	(90,216)	(44,491)
PROFIT FROM OPERATING ACTIVITIES	*8*	677,519	737,665	418,895
Finance costs	*9*	(65,858)	(43,429)	(40,845)
Share of profit of a jointly-controlled entity	*17(a)*	–	13,255	171,244
PROFIT BEFORE TAX		611,661	707,491	549,294
Tax	*11*	(119,566)	(143,113)	(66,334)
PROFIT FOR THE YEAR		492,095	564,378	482,960
ATTRIBUTABLE TO:				
Shareholder of the Target Company		492,095	564,160	480,207
Minority interests		–	218	2,753
		492,095	564,378	482,960
Dividends	*12*	–	570,669	405,276

I. COMBINED FINANCIAL INFORMATION (continued)

Combined Balance Sheets of the Target Group and Balance Sheet of the Target Company

		Target Group			Target Company
			31 December		31 December
	Notes	2004	2005	2006	2006
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS					
Non-current assets:					
Property, plant and equipment	*13*	7,112,665	7,813,205	7,938,014	–
Prepaid land premiums	*14*	17,779	18,545	412,925	–
Goodwill	*15*	–	3,421	3,421	–
Other intangible assets	*16*	680	6,835	10,135	–
Interest in a jointly-controlled entity	*17*	–	2,140,508	2,628,275	–
Available-for-sale investment	*18*	795,530	–	–	–
Prepayments, deposits and other receivables	*23(b)*	121,040	–	–	–
Restricted cash and pledged deposit	*25*	561,022	419,210	118,051	–
Deferred tax assets	*19*	160,658	178,589	190,557	–
Total non-current assets		8,769,374	10,580,313	11,301,378	–
Current assets:					
Prepaid land premiums	*14*	–	–	8,456	–
Inventories	*20*	24,009	25,786	39,041	–
Amounts due from customers for contract work	*21*	–	1,236	35	–
Trade receivables	*22*	677,459	755,672	602,776	–
Prepayments, deposits and other receivables	*23*	37,586	320,005	488,664	–
Restricted cash and pledged deposit	*25*	23,585	23,726	103,677	–
Cash and cash equivalents	*26*	1,204,155	639,299	644,080	–
Total current assets		1,966,794	1,765,724	1,886,729	–
TOTAL ASSETS		10,736,168	12,346,037	13,188,107	–

I. COMBINED FINANCIAL INFORMATION (continued)

Combined Balance Sheets of the Target Group and Balance Sheet of the Target Company (continued)

	Notes	Target Group 31 December 2004 RMB'000	Target Group 31 December 2005 RMB'000	Target Group 31 December 2006 RMB'000	Target Company 31 December 2006 RMB'000
EQUITY AND LIABILITIES					
Equity:					
Owner's equity	27	4,036,805	8,227,939	9,016,258	–
Minority interests		–	6,520	8,712	–
TOTAL EQUITY		4,036,805	8,234,459	9,024,970	–
Non-current liabilities:					
Bank and other borrowings, unsecured	28	891,241	692,010	634,203	–
Defined benefits plans	29(b)	262,200	268,241	188,660	–
Government grants	30	4,240,846	494,788	3,194	–
Deferred income	31	20,944	19,495	18,045	–
Total non-current liabilities		5,415,231	1,474,534	844,102	–
Current liabilities:					
Trade and bills payables	32	107,596	503,664	499,649	–
Amounts due to customers for contract work	21	–	25,459	18,516	–
Other payables and accruals	33	720,552	1,868,582	2,362,881	–
Taxes payable	34	192,840	194,697	245,052	–
Bank and other borrowings, unsecured	28	263,144	44,642	192,937	–
Total current liabilities		1,284,132	2,637,044	3,319,035	–
TOTAL LIABILITIES		6,699,363	4,111,578	4,163,137	–
TOTAL EQUITY AND LIABILITIES		10,736,168	12,346,037	13,188,107	–

I. COMBINED FINANCIAL INFORMATION (continued)

Combined Statements of Changes in Equity of the Target Group

	Notes	**Owner's equity** *RMB'000*	**Minority interests** *RMB'000*	**Total equity** *RMB'000*
At 1 January 2004		3,058,556	–	3,058,556
Contributions from the equity owner	*30*	480,074	–	480,074
Total income and expense for the year – Profit for the year		492,095	–	492,095
Net contributions from Beijing Enterprises Group[Ω]		6,080	–	6,080
At 31 December 2004 and 1 January 2005		4,036,805	–	4,036,805
Contributions from the equity owner	*30*	3,901,655	–	3,901,655
Total income and expense for the year – Profit for the year		564,160	218	564,378
Share of post-acquisition reserves of an investee at the date it became a jointly-controlled entity	*18*	410,683	–	410,683
Acquisition of subsidiaries		–	6,302	6,302
Dividends declared for 2004		(570,669)	–	(570,669)
Net distributions to Beijing Enterprises Group[Ω]		(114,695)	–	(114,695)
At 31 December 2005 and 1 January 2006		8,227,939	6,520	8,234,459
Contributions from the equity owner	*14(b),30, 36(c)(iii)*	1,211,157	–	1,211,157
Share of deemed capital contributions from an equity owner of a jointly-controlled entity in respect of certain loans granted to it at below-market interest rates		4,127	–	4,127
Total income and expense for the year – Profit for the year		480,207	2,753	482,960
Dividends declared for 2005		(405,276)	–	(405,276)
Dividends paid to minority shareholders		–	(561)	(561)
Net distributions to Beijing Enterprises Group[Ω]		(501,896)	–	(501,896)
At 31 December 2006		9,016,258	8,712	9,024,970

[Ω] These represent the net cash inflow from or outflow to the Retained Businesses (as defined below in note 2(b) of this section), which are retained by Original Gas Group in connection with the Reorganisation as described in note 2 of this section.

I. COMBINED FINANCIAL INFORMATION (continued)

Combined Cash Flow Statements of the Target Group

	Notes	Year ended 31 December 2004 RMB'000	2005 RMB'000	2006 RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before tax		611,661	707,491	549,294
Adjustments for:				
Bank interest income	7	(10,571)	(15,658)	(8,629)
Dividend income from an available-for-sale investment	7	(92,830)	(113,320)	–
Deferred income recognised	7	(1,449)	(1,449)	(1,450)
Excess over the cost of business combinations	7	–	(5,356)	–
Depreciation	8	400,356	395,541	429,311
Impairment of items of property, plant and equipment	8	338	1,522	–
(Gain)/loss on disposal of items of property, plant and equipment, net	8	(1,752)	30,523	(2,542)
Amortisation of other intangible assets	8	116	132	1,327
Provision against inventories, net	8	–	6,037	–
Net impairment of trade receivables	8	25,213	51,106	41,370
Impairment of other receivables	8	–	–	35
Finance costs	9	65,858	43,429	40,845
Share of profit of a jointly-controlled entity	17(a)	–	(13,255)	(171,244)
Operating profit before working capital changes		996,940	1,086,743	878,317
(Increase)/decrease in prepaid land premiums		–	(766)	1,409
(Increase)/decrease in inventories		8,594	(3,053)	(13,255)
(Increase)/decrease in amounts due from customers for contract work		–	(1,236)	1,201
(Increase)/decrease in trade receivables		(225,601)	(128,297)	111,526
(Increase)/decrease in prepayments, deposits and other receivables		6,881	(256,076)	(176,845)
Decrease in tax recoverable		–	2,522	–
Increase/(decrease) in trade and bills payables		76,030	384,803	(4,015)
Increase/(decrease) in amounts due to customers for contract work		–	25,459	(6,943)
Increase in other payables and accruals		135,552	389,926	801,491
Increase/(decrease) in other taxes payable		3,595	(7,996)	(20,648)
Increase in defined benefits plans		10,260	6,345	14,916
Cash generated from operations		1,012,251	1,498,374	1,587,154
Mainland China income tax paid		(67,509)	(156,797)	(40,849)
Net cash inflow from operating activities		944,742	1,341,577	1,546,305

1. COMBINED FINANCIAL INFORMATION (continued)

Combined Cash Flow Statements of the Target Group (continued)

	Notes	Year ended 31 December 2004	2005	2006
		RMB'000	*RMB'000*	*RMB'000*
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of items of property, plant and equipment		(723,436)	(1,076,729)	(1,179,693)
Proceeds from disposal of items of property, plant and equipment		53,269	21,258	6,683
Purchases of other intangible assets		–	(6,287)	(4,627)
Acquisition of businesses and subsidiaries	*35*	–	185,453	–
Investment in a jointly-controlled entity		–	–	(438,080)
Investment in an available-for-sale investment		(89,040)	(800,000)	–
(Increase)/decrease in restricted cash and pledged deposit		(48,862)	141,671	221,208
Interest received		10,571	15,658	8,629
Dividend received from a jointly-controlled entity		–	–	125,684
Dividend income from an available-for-sale investment		92,830	113,320	–
Net cash outflow from investing activities		(704,668)	(1,405,656)	(1,260,196)
CASH FLOWS FROM FINANCING ACTIVITIES				
Government grants received	*30, 36(b)(i)*	354,403	22,556	710
Government grants utilised	*30*	(10,595)	(26,959)	(3,937)
Net contributions from/(distributions to) Beijing Enterprises Group		6,080	(114,695)	(191,072)
New bank loan		–	–	150,000
Repayment of bank and other loans		(489,464)	(257,733)	(59,512)
Interest paid		(101,544)	(59,400)	(40,845)
Dividends paid		–	(64,546)	(136,111)
Dividends paid to minority shareholders		–	–	(561)
Net cash outflow from financing activities		(241,120)	(500,777)	(281,328)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(1,046)	(564,856)	4,781
Cash and cash equivalents at beginning of year		1,205,201	1,204,155	639,299
CASH AND CASH EQUIVALENTS AT END OF YEAR		1,204,155	639,299	644,080
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Cash and bank balances	*26*	1,204,155	639,299	644,080

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information

1. CORPORATE INFORMATION

The Target Company is a limited liability company incorporated in the British Virgin Islands as part of the Reorganisation for the purpose of acting as a holding company of the Target Group. The registered office of the Target Company is located at Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

During the Relevant Periods, the Target Group was involved in the following principal activities:

- the distribution and sale of piped natural gas in Beijing, the PRC
- the distribution and sale of piped coal gas in Beijing, the PRC (discontinued since July 2006)
- the provision of gas technology consultation and development services and surveying and plotting of underground construction projects
- the construction and installation of gas pipelines and related equipment, and the provision of repair and maintenance services

As at the date of this report, the immediate holding company of the Target Company is Beijing Enterprises Group (BVI) Company Limited, which is a wholly-owned subsidiary of Beijing Enterprises Group incorporated in the British Virgin Islands, and in the opinion of the directors of the Target Company, the ultimate holding company is Beijing Enterprises Group, which is a state-owned enterprise incorporated in the PRC and is wholly owned by the Beijing SASAC.

Particulars of the companies comprising the Target Group and its jointly-controlled entity, which all have characteristics substantially similar to those of a private company incorporated in Hong Kong, are as follows:

Company name	Place and date of incorporation/ registration and operations	Paid-up capital as at the date of this report	Percentage of equity interest attributable to the Target Group as at 31 December 2004	2005	2006	Date of this report	Principal activities
The Target Company:							
Beijing Gas Group (BVI) Co., Ltd. *(note (i))*	British Virgins Islands 24 November 2006	US$1	N/A	N/A	N/A	N/A	Investment holding
Subsidiaries:							
北京市燃氣集團有限責任公司 *(note (i))*	Mainland China, the PRC 27 October 2006	RMB1,983.63 million	N/A	N/A	100	100	Distribution and sale of piped gas
北京市鼎新新技術有限責任公司 ("Ding Xin") *(note (ii))*	Mainland China, the PRC 1 April 1994	RMB10 million	100	100	100	100	Provision of gas technology consultation and development services and surveying and plotting of underground construction projects
北京永逸舒克防腐蝕技術有限公司 ("Yong Yi")# *(note (iii))*	Mainland China, the PRC 21 June 2000	RMB5 million	–	80	60	80	Construction and installation of gas pipelines and related equipment
北京昊海達燃氣設備維修有限公司 ("Hao Hai Da")# *(note (iii))*	Mainland China, the PRC 17 April 2000	RMB1.6 million	–	75	75	75	Construction and installation of gas pipelines and related equipment
北京天興燃氣工程有限責任公司 ("Tian Xing")# *(note (iii))*	Mainland China, the PRC 10 April 2002	RMB15,479,200	–	87.08	87.08	87.08	Construction and installation of gas pipelines and related equipment, and provision of repair and maintenance services

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

1. CORPORATE INFORMATION (continued)

Company name	Place and date of incorporation/ registration and operations	Paid-up capital as at the date of this report	Percentage of equity interest attributable to the Target Group as at 31 December 2004	2005	2006	Date of this report	Principal activities
Subsidiaries: (continued)							
北京天彩燃氣工程有限責任公司 ("Tian Cai")# *(note (iii))*	Mainland China, the PRC 25 March 1995	RMB5 million	–	92	92	92	Construction and installation of gas pipelines and related equipment
The jointly-controlled entity:							
北京華油天然氣有限責任公司 ("Hua You Company") *(note (i))*	Mainland China, the PRC 14 December 1991	RMB5,386.625 million	note (iv)	40	40	40	Provision of natural gas transmission services

Acquired during the year ended 31 December 2005

Notes:

(i) No audited statutory financial statements have been issued for these companies since their respective dates of incorporation.

(ii) The audited financial statements of Ding Xin were audited by 北京天平會計師事務所有限責任公司, Certified Public Accountants registered in the PRC, for the year ended 31 December 2004 and by 北京興中海會計師事務所有限公司, Certified Public Accountants registered in the PRC, for the two years ended 31 December 2005 and 2006.

(iii) The respective audited financial statements of these companies for the two years ended 31 December 2005 and 2006 were audited by 北京興中海會計師事務所有限公司, Certified Public Accountants registered in the PRC.

(iv) The Target Group owns a 40% equity interest in Hua You Company throughout each of the Relevant Periods and such interest was accounted for as an available-for-sale investment until the Target Group obtained joint control over Hua You Company in June 2005, and since then Hua You Company has been treated as a jointly-controlled entity. Further details of which are set out in note 18 of this section.

2. REORGANISATION

Pursuant to the Reorganisation, which was approved by The National Development and Reform Commission of the PRC (中國人民共和國國家發展和改革委員會) (the "NDRC") and the Beijing SASAC, the Target Group is formed following a series of reorganisation measures as set out below:

(a) Prior to the Reorganisation, the operations of the Target Group were carried out by Original Gas Group and various companies owned or controlled by Original Gas Group.

Original Gas Group was established by the Beijing Municipal Government under the Company Law of the PRC on 26 June 1999 as a state-owned enterprise with limited liability pursuant to the approval document 京政函[1998] No. 87 issued by the Beijing Municipal Government on 29 December 1998, by contributing to it all assets and liabilities of 北京市天然氣公司 ("BJ Natural Gas") and 北京市煤氣公司 ("BJ Coal Gas"), and the entire equity interests in six other state-owned enterprises, which were then wholly owned by and under the supervision of the Beijing Municipal Government. Subsequent to the establishment of Original Gas Group, the Beijing Municipal Government further contributed the equity interests of a number of other state-owned enterprises to Original Gas Group as its further capital contributions.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

2. REORGANISATION (continued)

(a) (continued)

Prior to the Reorganisation, Original Gas Group and its subsidiaries were principally engaged in the following activities:

(i) the distribution and sale of piped natural gas and coal gas (discontinued in July 2006) to ultimate customers in Beijing, the PRC;

(ii) the manufacture and sale of coal gas in Beijing, the PRC, which was discontinued in July 2006;

(iii) the production and sale of coke;

(iv) the manufacture, distribution and sale of liquefied petroleum gas in Beijing, the PRC;

(v) the sale of compressed natural gas;

(vi) the planning and design of municipal gas and heating projects; and

(vii) the construction and installation of gas pipelines and related equipment, and the provision of repair and maintenance services.

Pursuant to the approval documents 京政函[2004] No. 114 dated 29 November 2004 and 京國資規劃字[2005] No. 6 dated 5 April 2005 issued by the Beijing Municipal Government and the Beijing SASAC, respectively, Original Gas Group became a wholly-owned subsidiary of Beijing Enterprises Group on 17 May 2005 as part of the Reorganisation.

(b) Pursuant to the Reorganisation, Gas Group was incorporated with limited liability under the Company Law of the PRC on 27 October 2006 as a wholly-owned subsidiary of Beijing Enterprises Group to assume ownership and control (the "Original Gas Group Segregation") of the core operations and related assets and liabilities of Original Gas Group and the equity interests in certain entities previously owned by Original Gas Group (collectively referred to as the "Relevant Businesses"), which comprise:

(i) all operating assets and liabilities relating to the operations of the distribution and sale of piped gas in Beijing;

(ii) various equity interests in five entities which are engaged in the provision of gas technology consultation and development services and surveying and plotting of underground construction projects, the construction and installation of gas pipelines and related equipment, and the provision of repair and maintenance services; and

(iii) a 40% equity interest in Hua You Company, which is the jointly-controlled entity of the Target Group and is engaged in the provision of natural gas transmission services.

The Original Gas Group Segregation was effected on 31 December 2006 and the Relevant Businesses were segregated from Original Gas Group and were assumed ownership and control by Gas Group on the same date.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

2. REORGANISATION (continued)

(b) (continued)

The following assets and liabilities within Original Gas Group were not transferred to Gas Group and were retained by Original Gas Group (collectively referred to as the "Retained Businesses"):

(i) equity interests in certain subsidiary companies of Original Gas Group not strategically complementary to the Relevant Businesses, which mainly represented companies engaged in the production and sale of coke, the manufacture, distribution and sale of liquefied petroleum gas, the sale of compressed natural gas, and the planning and design of municipal gas and heating projects;

(ii) certain gas pipelines, metres, compressors and other plant and equipment in connection with piped gas distribution that were not built or acquired by Original Gas Group but contributed to it mainly by developers at nil consideration (collectively referred to as the "Contributed Facilities") in accordance with relevant legislation and regulations in the PRC (see note below);

(iii) certain land use rights owned by Original Gas Group; and

(iv) certain other assets and liabilities owned by Original Gas Group, including staff quarters, office buildings and certain available-for-sale investments.

Note: In accordance with relevant legislation and regulations in the PRC, all gas pipelines, metres, compressors and other plant and equipment in connection with piped gas distribution should be contributed to the relevant local operators of distribution and sale of piped gas, at nil consideration for operational and maintenance purposes after the completion of their construction, irrespective of the proprietorship of these assets. The relevant local operators are required to keep and maintain these assets for their proper and continuing usage. The Contributed Facilities which were not built or acquired by Original Gas Group were contributed to it at nil consideration, but were recorded by Original Gas Group as its property, plant and equipment at certain estimated values which are in general unascertainable. The Contributed Facilities stated at estimated values were depreciated according to the depreciation policy during the Relevant Periods and the depreciation charges of which were allowed for deduction purposes in arriving at the PRC corporate income tax liabilities of Original Gas Group for each of the Relevant Periods.

In the opinion of the directors of the Target Company, the Contributed Facilities did not qualify for recognition as assets because (i) proper ownership title transfers of the Contributed Facilities could not be obtained based on legal opinion; and (ii) individual values of which at the time of contribution cannot be reliably ascertained. Accordingly, the Contributed Facilities, including those that existed as at the effective date of the Original Gas Group Segregation of 31 December 2006 and those that would be contributed subsequent to that date, would not be transferred to the Target Group pursuant to a resolution of Beijing Enterprises Group in connection with the Reorganisation effective on 16 October 2006 and a supplementary resolution thereto dated 1 November 2006 (collectively the "Original Gas Group Segregation Resolutions") and will continue to be retained by Original Gas Group. Pursuant to the Original Gas Group Segregation Resolutions, the Target Group was granted the exclusive right to use the Contributed Facilities at nil consideration but is obliged to keep and maintain these Contributed Facilities for their proper and continuing usage. In addition, any tax liability and benefit, if any, associated with the Contributed Facilities will no longer be relevant to the Target Group upon the completion of the Original Gas Group Segregation.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

2. REORGANISATION (continued)

(b) (continued)

Pursuant to the Original Gas Group Segregation Resolutions, Beijing Enterprises Group has agreed to indemnify Gas Group against any claims, including taxation relating to the Contributed Facilities, incurred in connection with or arising from assets, liabilities and interests with respect to the Retained Businesses of Original Gas Group, and assumed all obligations under guarantees given by Original Gas Group upon the completion of the Original Gas Group Segregation.

(c) Pursuant to the approval document 商合批 [2006] No. 892 dated 22 November 2006 issued by The Ministry of Commerce of the PRC (the "MOC"), the Target Company was incorporated in the British Virgin Islands with limited liability on 24 November 2006 for the purpose of acting as a holding company of the Target Group. Pursuant to a resolution of the board of the directors of Beijing Enterprises Group passed on 30 October 2006, Beijing Enterprises Group transferred its entire equity interest in Gas Group to the Target Company on 20 March 2007 at nil consideration as part of the Reorganisation.

Upon the completion of this reorganisation step, the Target Company became the holding company of the Target Group and Gas Group became a wholly-foreign-owned enterprise under PRC Law on 20 March 2007. Pursuant to the same approval document issued by the NDRC as mentioned above, Gas Group will not be entitled to the benefits that are normally available to foreign enterprises registered in the PRC, including, but not limited to, operating scope, tax concessions and human resources management.

3. BASIS OF PRESENTATION

As the Beijing SASAC and the Beijing Municipal Government ultimately controlled the Relevant Businesses before the Reorganisation and continues to have ultimate control over the Target Group after the Reorganisation, the Reorganisation has been accounted for as a reorganisation of entities under common control in a manner similar to pooling-of-interests. As a result, the Combined Financial Information has been prepared as if the Relevant Businesses had been transferred to the Target Group at the beginning of the Relevant Periods or when such businesses were acquired by Original Gas Group, whichever is later, and all assets and liabilities of the Target Group have been stated at historical carrying amounts.

In evaluating whether the Combined Financial Information prior to the Reorganisation fairly presents the track record of the Target Group's businesses, the directors of the Target Company consider, among others, the following:

(i) whether the Retained Businesses were in dissimilar businesses;

(ii) whether the Retained Businesses were and will be operated autonomously both before and after the Reorganisation; and

(iii) whether the Retained Businesses have no more than incidental common facilities and costs.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

3. BASIS OF PRESENTATION (continued)

Although the Retained Businesses were not transferred to the Target Group under the Original Gas Group Segregation, the Combined Financial Information includes certain operating assets and liabilities of the Retained Businesses, which were associated with the Relevant Businesses before the Original Gas Group Segregation and did not operate autonomously, and also certain associated operating expenses/results up to the effective date of the Original Gas Group Segregation of 31 December 2006, as the directors of the Target Company consider that the historical financial information should reflect all of the Target Group's costs of businesses, and should include all relevant associated activities that had been a part of or associated with the Target Group's businesses and operations. On the same basis, the financial information of the other assets and liabilities and their respective operating expenses/results of the Retained Businesses that are not strategically complementary to the Target Group's business, including equity interests in certain companies, is not included in the Combined Financial Information throughout the Relevant Periods as the related activities have distinct and separate management personnel, separate accounting records, have been financed historically as if they were autonomous and they are in dissimilar businesses and operations as compared with the Relevant Businesses, and hence, were not transferred to the Target Group pursuant to the Original Gas Group Segregation. In particular, as mentioned in note 2(b) of this section, the Contributed Facilities, which were not transferred to the Target Group pursuant to the Original Gas Group Segregation, did not qualify for recognition as assets and accordingly, the Contributed Facilities, together with the respective depreciation charges, have not been included in the Combined Financial Information throughout the Relevant Periods. However, the tax benefits of approximately RMB54 million, RMB49 million and RMB55 million for the years ended 31 December 2004, 2005 and 2006, respectively, arising from the depreciation charges of the Contributed Facilities, which were allowed for deduction in arriving at the PRC corporate income tax liabilities, were reflected in the Combined Financial Information for each of the Relevant Periods as, in the opinion of the directors of the Target Company, such tax benefits were directly related to the Relevant Businesses and had actually been obtained from relevant tax authority during the Relevant Periods and hence, inclusion of which in the Combined Financial Information reflects the actual tax charges and liabilities of the Target Group for each of the Relevant Periods. The tax benefits derived from the tax deductible depreciation charges of the Contributed Facilities would no longer be relevant to the Target Group upon the completion of the Original Gas Group Segregation.

In respect of those operating assets and liabilities of the Retained Businesses, which were associated with the Relevant Businesses before the Original Gas Group Segregation as mentioned above, in the opinion of the directors of the Target Company, such operating assets and liabilities and their related operating results were actually associated with the Relevant Businesses and the inclusion of such in the Combined Financial Information reflects the actual financial positions and results of the operations of the Relevant Businesses during the Relevant Periods. The tables below summarise the combined financial positions and operating results of those associated operating assets and liabilities forming part of the Retained Businesses pursuant to the Original Gas Group Segregation, which have been included in the Combined Financial Information during each of the Relevant Periods:

(a) Financial positions

	31 December	
	2004	**2005**
	RMB'000	*RMB'000*
Property, plant and equipment	628,983	645,738
Deferred tax assets	33,265	33,044
Prepayment, deposits and other receivables	16,561	16,316
Cash and cash equivalents	7,198	37,054
Other payables and accruals	-	(191,678)
Defined benefits plans	(100,803)	(100,134)
Net assets	585,204	440,340

Note: As a result of the Original Gas Group Segregation on 31 December 2006, the above associated operating assets and liabilities retained by Original Gas Group have been reflected as a distribution to Beijing Enterprises Group in the combined statement of changes in equity for the year ended 31 December 2006 and were not included in the combined balance sheet as at 31 December 2006.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

3. BASIS OF PRESENTATION (continued)

(b) Results of operations

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Depreciation	16,170	27,827	22,060
Cost of defined benefits plans	722	(669)	1,534
Loss for the year	16,892	27,158	23,594

The Combined Financial Information set out in this report has been prepared under the going concern concept, notwithstanding that the Target Group had net current liabilities of approximately RMB1.4 billion as at 31 December 2006. The directors of the Company and the Target Company consider that, based on the Target Group's profit forecast, cash flow projection and unutilised banking facilities and on the assumption that such facilities will continue to be available from the Target Group's principal bankers, the Target Group will have sufficient funds available to enable it to operate as a going concern. Accordingly, the Combined Financial Information has been prepared on a going concern basis which assumes, among other things, the realisation of assets and satisfaction of liabilities in the normal course of business.

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

4.1 Basis of preparation

The Combined Financial Information has been prepared in accordance with HKFRSs (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the HKICPA and accounting principles generally accepted in Hong Kong. HKFRS 1 "First-time Adoption of Hong Kong Financial Reporting Standards" has been applied in preparing the Combined Financial Information. The Combined Financial Information is the first set of the Target Group's financial statements prepared in accordance with HKFRSs. As at the date of this report, no general purpose financial statements/information of the Target Group under PRC GAAP has been prepared by the Target Group during the Relevant Periods.

The Combined Financial Information has been prepared under the historical cost convention and is presented in Renminbi ("RMB") and all values are rounded to the nearest thousand except when otherwise indicated.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.1 Basis of preparation (continued)

The following standards, which are relevant to the Target Group and generally effective for accounting periods beginning on or after 1 January 2005 or 2006, have been early adopted by the Target Group as at the beginning of the Relevant Periods for the purpose of preparing the Combined Financial Information:

- HKAS 1 "Presentation of Financial Statements"
- HKAS 2 "Inventories"
- HKAS 7 "Cash Flow Statements"
- HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors"
- HKAS 10 "Events after the Balance Sheet Date"
- HKAS 11 "Construction Contracts"
- HKAS 12 "Income Taxes"
- HKAS 14 "Segment Reporting"
- HKAS 16 "Property, Plant and Equipment"
- HKAS 17 "Leases"
- HKAS 18 "Revenue"
- HKAS 19 "Employee Benefits"
- HKAS 19 Amendment "Actuarial Gains and Losses, Group Plans and Disclosures"
- HKAS 20 "Accounting for Government Grants and Disclosure of Government Assistance"
- HKAS 21 "The Effects of Changes in Foreign Exchange Rates"
- HKAS 23 "Borrowing Costs"
- HKAS 24 "Related Party Disclosures"
- HKAS 27 "Consolidated and Separate Financial Statements"
- HKAS 31 "Interests in Joint Ventures"
- HKAS 32 "Financial Instruments: Disclosure and Presentation"
- HKAS 36 "Impairment of Assets"
- HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets"
- HKAS 38 "Intangible Assets"
- HKAS 39 "Financial Instruments: Recognition and Measurement"
- HKFRS 3 "Business Combinations"
- HKAS-Int 13 "Jointly Controlled Entities – Non-Monetary Contributions by Venturers"
- HKAS-Int 15 "Operating Leases - Incentives"
- HKAS-Int 27 "Evaluating the Substance of Transactions Involving the Legal Form of a Lease"
- HKAS 39 & HKFRS 4 Amendments "Financial Guarantee Contracts"
- HK(IFRIC)-Int 4 "Determining whether an Arrangement contains a Lease"

Basis of combination and consolidation

Except for the transactions in connection with the Reorganisation which have been accounted for as a combination of businesses under common control in a manner similar to pooling-of-interests as explained in note 3 of this section, the acquisition of subsidiaries during the Relevant Periods has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combination to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.1 Basis of preparation (continued)

Basis of combination and consolidation (continued)

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Target Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Target Group are eliminated on combination and consolidation. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

Minority interests represent the interests of outside shareholders not held by the Target Group in the results and net assets of the Target Company's subsidiaries.

4.2 Impact of issued but not yet effective Hong Kong Financial Reporting Standards

The Target Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, for the preparation of the Combined Financial Information:

- HKAS 1 Amendment "Capital Disclosures"
- HKFRS 7 "Financial Instruments: Disclosures"
- HKFRS 8 "Operating Segments"
- HK(IFRIC)-Int 7 "Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economies*"
- HK(IFRIC)-Int 8 "Scope of HKFRS 2"
- HK(IFRIC)-Int 9 "Reassessment of Embedded Derivatives"
- HK(IFRIC)-Int 10 "Interim Financial Reporting and Impairment"
- HK(IFRIC)-Int 11 "HKFRS 2 – Group and Treasury Share Transactions"
- HK(IFRIC)-Int 12 "Service Concession Arrangements"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Target Group's objective, policies and processes for managing capital; quantitative data about what the Target Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 shall be applied for annual periods beginning on or after 1 January 2007. The standard requires disclosures that enable users of the financial statements to evaluate the significance of the Target Group's financial instruments and the nature and extent of risks arising from those financial instruments.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard requires the disclosure of information about the operating segments of the Target Group, the products and services provided by the segments, the geographical areas in which the Target Group operates, and revenues from the Target Group's major customers. This standard will supersede HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 7, HK(IFRIC)-Int 8, HK(IFRIC)-Int 9, HK(IFRIC)-Int 10, HK(IFRIC)-Int 11 and HK (IFRIC)-Int 12 shall be applied for annual periods beginning on or after 1 March 2006, 1 May 2006, 1 June 2006, 1 November 2006, 1 March 2007 and 1 January 2008, respectively.

The Target Group is in the process of making an assessment of the impact of these new and revised HKFRSs upon initial application. So far, it has concluded that while the adoption of the HKAS 1 Amendment, HKFRS 7 and HKFRS 8 may result in new or amended disclosures, these new and revised HKFRSs are unlikely to have a significant impact on the Target Group's results of operations and financial position.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Target Company controls, directly or indirectly, so as to obtain benefits from its activities.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Target Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Target Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Target Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Target Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Target Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Target Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entity

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Target Group's share of the post-acquisition results and reserves of the jointly-controlled entity is included in the combined results and combined equity, respectively. The Target Group's interest in a jointly-controlled entity is stated in the combined balance sheet at the Target Group's share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Related parties

A party is considered to be related to the Target Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Target Group; (ii) has an interest in the Target Group that gives it significant influence over the Target Group; or (iii) has joint control over the Target Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Target Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d); or

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the cost of the business combination over the Target Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the combined balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Target Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Target Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated represents the lowest level within the Target Group at which the goodwill is monitored for internal management purposes.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Excess over the cost of business combinations

Any excess of the Target Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of acquisition of subsidiaries, after reassessment, is recognised immediately in the combined results.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than goodwill, deferred tax assets, inventories and amounts due from customers for contract work), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the combined results in the period in which it arises.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of a non-financial asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the combined results in the period in which it arises.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the combined results in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Property, plant and equipment and depreciation (continued)

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives of different categories of property, plant and equipment are as follows:

Buildings	20 to 40 years
Gas pipelines	25 years
Gas metres	8 years
Other plant and machinery	5 to 20 years
Furniture, fixtures and office equipment	5 to 12 years
Motor vehicles	5 to 15 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

During the year ended 31 December 2005, the Target Group revised the estimated useful life of gas pipelines from 20 years to 25 years because the lifespan of the pipeline network of the Target Group have been improved through a series of measures, such as the adoption of new anti-corrosion protection methods, the enhancement of construction quality of pipelines and the use of polyethylene pipes, undertaken by the Target Group since 2000. In the opinion of the directors of the Target Company, the revised useful life of such assets reflects more fairly and accurately the current estimate of their useful lives and the expected patterns of economic benefits from these assets. This change in the accounting estimate resulted in the decreases in the Target Group's depreciation of approximately RMB64,135,000 and RMB73,499,000 for the two years ended 31 December 2005 and 2006, respectively.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the combined results in the period the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents gas pipelines, buildings, structures, plant and machinery and other property, plant and equipment under construction or installation, construction materials which include preparation materials for construction projects, equipment that needs to be installed and prepayments for large-scale equipment. Construction in progress is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets (other than goodwill)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Computer software

Items of purchased computer software are stated at cost less any impairment losses and amortised on the straight-line basis over their estimated useful lives of 3 to 10 years.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Target Group is the lessor, assets leased by the Target Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the combined results on the straight-line basis over the lease terms. Where the Target Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the combined results on the straight-line basis over the lease terms.

Prepaid land premiums under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as loans and receivables or as an available-for-sale investment, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus directly attributable transaction costs.

The Target Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Target Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the combined results when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investment

Available-for-sale investment is a non-derivative equity interest in an unlisted entity that is designated as available for sale. After initial recognition, the available-for-sale investment was stated at cost less any impairment losses as the fair value of the equity interest in the unlisted entity cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Impairment of financial assets

The Target Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the combined results.

The Target Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the combined results, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Target Group will not be able to collect all of the amounts due. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Available-for-sale investment

If there is objective evidence that an impairment loss on the available-for-sale investment that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on the asset, if any, are not reversed.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Target Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Target Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Derecognition of financial assets (continued)

Where the Target Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Target Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Target Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Target Group's continuing involvement is the amount of the transferred asset that the Target Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Target Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost

Financial liabilities including trade and bills payables, amounts due to customers for contract work, other payables and accruals, and bank and other borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost.

Gains and losses are recognised in the combined results when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Target Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 "Revenue".

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the combined results.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Construction contracts

Contract revenue comprises the agreed contract amount and appropriate amounts from variation orders, claims and incentive payments. Contract costs incurred comprise direct materials, the costs of subcontracting, direct labour and an appropriate proportion of variable and fixed construction overheads.

Revenue from fixed price construction contracts is recognised by the percentage-of-completion method, measured by reference to the proportion of costs incurred to date to the estimated total cost of the relevant contract.

Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from customers for contract work.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to customers for contract work.

Cash and cash equivalents

For the purpose of the combined cash flow statements, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Target Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the combined results.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the combined results, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Income tax (continued)

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair values where there is reasonable assurance that the grants will be received and all attaching conditions will be complied with.

As the Target Group is beneficially owned by the Beijing Municipal Government, government grants that are granted exclusively to the Target Group by those government bodies under the direct control and supervision of the Beijing Municipal Government are initially recognised and continues to be recognised as non-current liabilities in the combined balance sheets until all attaching conditions related to the government grants have been complied with, by that time the related government grants are transferred to equity in the combined balance sheets as capital contributions.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Government grants (continued)

In respect of other government grants, when the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the combined results over the expected useful life of the relevant asset by equal annual instalments or deducted from the carrying amount of the asset and released to the combined results by way of a reduced depreciation charge.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Target Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Target Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) from construction contracts, on the percentage-of-completion basis, as further explained in the accounting policy for "Construction contracts" above;

(c) from the rendering of services, when the services have been rendered;

(d) rental income, on a time proportion basis over the lease terms;

(e) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(f) dividend income, when the shareholders' right to receive payment has been established.

Employee benefits

Pension schemes

The Target Group has joined a number of defined contribution pension schemes organised by the Beijing Municipal Government for certain of its employees, the assets of which are held separately from those of the Target Group. Contributions made are based on a percentage of the eligible employees' salaries and are charged to the combined results as they become payable, in accordance with the rules of the pension schemes. The employer contributions vest fully once made.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

4. BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES (continued)

4.3 Summary of principal accounting policies (continued)

Employee benefits (continued)

Other retirement benefits

Certain employees of the Target Group can enjoy other retirement benefits after retirement such as supplementary medical reimbursement, allowance and beneficiary benefits pursuant to certain defined benefits plans of the Target Group. These benefits are unfunded. The costs of providing benefits under these defined benefits plans are determined using the projected unit credit method and are charged to the combined results so as to spread the costs over the average service lives of the relevant employees, in accordance with the actuarial report which contained full valuation of the obligations for each of the Relevant Periods. These obligations are measured at the present value of the estimated future cash outflows using the interest rates of the PRC government bonds which have terms to maturity similar to the terms of the related liabilities. Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the value of defined benefits obligations and the fair value of plan assets, if any, at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Dividends

Dividends are recognised as a liability in the period in which they are approved and declared by the respective equity owners of the relevant companies comprising the Target Group.

Foreign currency transactions

The Combined Financial Information is presented in Renminbi, which is the Target Company's functional and presentation currency. Each entity in the Target Group determines its own functional currency and items included in the financial statements and/or management accounts of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the combined results. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value was determined.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

5. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the Target Group's accounting policies, management has made judgements and assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date. The major judgements and estimations that have the most significant effect on the amounts recognised in the Combined Financial Information and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are set out below:

Estimate of gas consumption

Determination of the revenue for the distribution and sale of piped gas may include an estimation of the gas supplied to the customers of which the actual metre reading is not available. The estimation is done mainly based on the past consumption records and the recent consumption pattern of individual customers.

In addition, the Target Group recognises revenue from prepayments made by customers using IC cards ("IC card customers") upon consumption of gas by them. The Target Group's management estimates the consumption of gas by IC card customers with reference to the average consumption volume of the average metre-reading of customers with similar consumption patterns. The actual consumption could deviate from those estimates.

Useful lives, residual values and impairment of property, plant and equipment

The Target Group's management determines the residual values, useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual residual values and useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where residual values or useful lives are less than previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

The carrying amounts of items of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying amounts may not be recoverable in accordance with the accounting policy as disclosed in note 4.3 of this section. The recoverable amount of an item of property, plant and equipment is calculated as the higher of its fair value less costs to sell and value in use, and such calculations involve the use of estimates. In estimating the recoverable amounts of assets, various assumptions, including future cash flows to be associated with the non-current assets and discount rates, are made. If future events do not correspond to such assumptions, the recoverable amounts will need to be revised, and this may have an impact on the Target Group's results of operations or financial position.

Impairment of the available-for-sale investment

The Target Group follows the guidance of HKAS 39 in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Target Group evaluates, among other factors, the duration and the extent to which the fair value of an investment is less than its cost; and the financial health of and the near term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operating and financing cash flows.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

5. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Current tax and deferred tax

The Target Group is subject to income taxes in Mainland China. The Target Group carefully evaluates tax implications of transactions in accordance with prevailing tax regulations and makes tax provisions accordingly. However, judgement is required in determining the Target Group's provision for income taxes as there are many transactions and calculations of which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact on the income tax and deferred tax provision in the periods in which such determination is made.

Deferred tax assets relating to certain temporary differences and tax losses are recognised as management considers it is probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. Where the expectations are different from the original estimates, such differences will impact the recognition of deferred tax assets and tax in the periods in which such estimates have been changed.

Provision for impairment of trade receivables

The Target Group's management determines the provision for impairment of trade receivables. This estimate is based on the credit history of the customers and the current market condition and the provision is applied to receivables where events or changes in circumstances indicate that the balances may not be collectible. Management reassesses the adequacy of provision on a regular basis. The identification of impairment of receivables requires the use of judgements and estimates. Where the expectations are different from the original estimates, such differences will impact on the carrying values of receivables and the impairment of receivables recognised in the periods in which such estimates have been changed.

Provision against obsolete and slow-moving inventories

Management reviews the condition of inventories of the Target Group and makes provision against obsolete and slow-moving inventory items which are identified as no longer suitable for sale or use. Management estimates the net realisable value for such inventories based primarily on the latest invoice prices and current market conditions. The Target Group carries out an inventory review at each balance sheet date and makes provision against obsolete and slow-moving items. Management reassesses the estimation on each of the balance sheet date.

The identification of obsolete and slow-moving inventory items requires the use of judgements and estimates. Where the expectation is different from the original estimate, such difference will impact on the carrying values of inventories and the write-down of inventories recognised in the periods in which such estimates have been changed.

Defined benefits plans

The present value of the retirement benefits obligations under the various defined benefits plans of the Target Group depends on a number of factors that are determined on an actuarial basis using a number of assumptions. Any changes in these assumptions will impact on the carrying amount of the retirement benefits obligations. Key assumptions for the obligations are based in part on the current market conditions. Additional information is disclosed in note 29 of this section.

6. SEGMENT INFORMATION

All the Target Group's operations are located and carried out in Beijing, the PRC, and over 90% of the revenue and operating results of the Target Group are derived from the operations of the distribution and sale of piped gas for each of the Relevant Periods. Accordingly, no segment information by business and geographical segments is presented.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

7. REVENUE, OTHER INCOME AND GAINS, NET

Revenue, which is also the Target Group's turnover, represents (1) the aggregate of the invoiced value of goods sold, net of value-added tax and government surcharges, and after allowances for returned and trade discounts; (2) the aggregate of the value of services rendered, net of business tax and government surcharges; and (3) an appropriate proportion of contract revenue of construction contracts, net of business tax and government surcharges.

An analysis of the Target Group's revenue, other income and gains, net, is as follows:

	Year ended 31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Revenue			
Sale of goods:			
Sale of piped gas	4,016,500	4,833,930	5,604,477
Others	122,987	128,856	198,695
Service income:			
Pipeline connection	45,393	50,822	47,117
Others	73,013	54,980	48,644
Construction contract work	–	20,855	111,248
	4,257,893	5,089,443	6,010,181
Other income			
Bank interest income	10,571	15,658	8,629
Dividend income from an available-for-sale investment	92,830	113,320	–
Gross rental income	2,287	3,752	3,852
Deferred income recognised	1,449	1,449	1,450
Others	1,225	1,429	7,140
	108,362	135,608	21,071
Gains, net			
Excess over the cost of business combinations – *note 35*	–	5,356	–
Foreign exchange differences, net	–	15,619	14,618
Gain on disposal of items of property, plant and equipment, net	1,752	–	2,542
Others	242	1,460	8,389
	1,994	22,435	25,549
Other income and gains, net	110,356	158,043	46,620

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

8. PROFIT FROM OPERATING ACTIVITIES

The Target Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	Year ended 31 December 2004	2005	2006
		RMB'000	*RMB'000*	*RMB'000*
Cost of inventories sold:				
Piped gas		3,254,609	3,930,485	4,862,979
Others		116,146	126,931	182,689
		3,370,755	4,057,416	5,045,668
Cost of services provided:				
Pipeline connection		42,770	47,560	53,159
Others		20,219	22,331	26,493
		62,989	69,891	79,652
Cost of construction contract work		–	16,257	87,544
Depreciation	*13*	400,356	395,541	429,311
Impairment of items of property, plant and equipment*	*13*	338	1,522	–
(Gain)/loss on disposal of items of property, plant and equipment, net		(1,752)	30,523	(2,542)
Amortisation of prepaid land premiums	*14*	–	–	1,409
Amortisation of other intangible assets**	*16*	116	132	1,327
Minimum lease payments under operating leases:				
Land and buildings		5,395	2,532	9,335
Plant and machinery		982	342	1,082
		6,377	2,874	10,417
Auditors' remuneration		788	1,137	1,507
Employee benefits expense (including directors' remuneration – *note 10*)				
Wages, salaries and bonuses		131,842	165,948	246,614
Net contributions to defined contribution pension schemes		17,854	22,521	32,636
Cost of defined benefits plans**	*29(a)*	16,697	13,347	22,222
Welfare and other expenses		53,706	58,795	78,898
		220,099	260,611	380,370
Provision against inventories, net		–	6,037	–
Net impairment of trade receivables due from:				
Fellow subsidiaries		–	10,714	8,946
Others		25,213	40,392	32,424
		25,213	51,106	41,370
Impairment of other receivables		–	–	35
Net rental income		(2,107)	(2,757)	(3,636)
Foreign exchange differences, net		620	(15,619)	(14,618)

* The impairment of items of property, plant and equipment is included in "Other operating expenses, net" on the face of the combined results.

** The amortisation of other intangible assets and the cost of defined benefits plans are included in "Administrative expenses" on the face of the combined results.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

9. FINANCE COSTS

Target Group

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Interest on bank loans, overdrafts and other loans wholly repayable within five years	30,590	23,168	8,415
Interest on other loans	70,954	36,232	32,430
Total finance costs	101,544	59,400	40,845
Less: Interest capitalised in construction in progress	(35,686)	(15,971)	–
	65,858	43,429	40,845

10. DIRECTORS' REMUNERATION

Directors' remuneration for each of the Relevant Periods, disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance, is as follows:

Target Group

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Fees	–	–	–
Other emoluments:			
Wages, salaries and bonuses	–	–	–
Pension scheme contributions	–	–	–
Welfare and other expenses	–	–	–
	–	–	–

11. TAX

Target Group

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Current – Mainland China, the PRC:			
Charge for the year	137,346	161,044	111,852
Deferred – *note 19*	(17,780)	(17,931)	(45,518)
Total tax charge for the year	119,566	143,113	66,334

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

11. TAX (continued)

The income tax provision of the Target Group in respect of operations in Mainland China has been calculated at the applicable tax rate on the estimated assessable profits for each of the Relevant Periods, based on the existing legislation, interpretations and practices in respect thereof. According to the relevant PRC income tax law, certain subsidiaries of the Target Group, being registered as high technology enterprises in Beijing, the PRC, are entitled to a concessionary income tax rate of 7.5% or 15%, where applicable, until they cease to be registered as high technology enterprises.

Subsequent to 31 December 2006, Gas Group, a subsidiary of the Target Company, was transformed into a wholly-foreign-owned enterprise under PRC Law pursuant to the Reorganisation. As mentioned in note 2(c) of this section, Gas Group will not be entitled to any tax benefits that are normally enjoyed by foreign enterprises registered in the PRC.

A reconciliation of the tax expense applicable to profit before tax using the applicable income tax rate to the tax expense at the Target Group's effective income tax rate for each of the Relevant Periods is as follows:

Target Group

	Year ended 31 December					
	2004		2005		2006	
	RMB'000	%	*RMB'000*	%	*RMB'000*	%
Profit before tax	611,661		707,491		549,294	
At applicable income tax rate of 33%	201,848	33.0	233,472	33.0	181,267	33.0
Tax concession enjoyed	(796)	(0.1)	(961)	(0.1)	(2,051)	(0.4)
Tax benefits of the Contributed Facilities*	(53,693)	(8.8)	(48,974)	(6.9)	(54,806)	(10.0)
Profit attributable to the jointly-controlled entity	–	–	(4,374)	(0.6)	(56,511)	(10.3)
Income not subject to tax	(30,633)	(5.0)	(41,492)	(5.9)	(7,542)	(1.4)
Expenses not deductible for tax	2,840	0.4	5,442	0.7	5,977	1.2
Tax charge at the Target Group's effective rate	119,566	19.5	143,113	20.2	66,334	12.1

* Further details of the tax benefits obtained during the Relevant Periods in respect of the Contributed Facilities are set out in notes 2(b) and 3 of this section.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

12. DIVIDENDS

	Year ended 31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Dividends *(note (b))*	–	570,669	405,276

Notes:

(a) At the date of this report, no dividend has been paid or declared by the Target Company since the date of its incorporation of 24 November 2006.

(b) The dividends declared during each of the Relevant Periods shown above represented the dividends distributed by the subsidiary companies now comprising the Target Group after the elimination of all intra-group dividends. In particular, included in the dividends declared during the year ended 31 December 2006 is a dividend of approximately RMB267,996,000 declared by Original Gas Group immediately prior to the effective date of the Original Gas Group Segregation pursuant to the Original Gas Group Segregation Resolutions and the amount of which was determined on 8 March 2007.

The rates of dividend and the number of shares ranking for dividends are not presented as, in the opinion of the directors of the Target Company, such information is not meaningful for the purpose of this report.

(c) For dividend distribution purposes, the amounts which the Target Company's subsidiaries and its jointly-controlled entity can legally distribute by way of a dividend are determined with reference to the profits available for distribution as reflected in their respective PRC statutory financial statements, which are prepared in accordance with PRC GAAP. These profits may differ from those reflected in the Combined Financial Information, which are prepared in accordance with HKFRSs.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

13. PROPERTY, PLANT AND EQUIPMENT

Target Group

	Buildings *RMB'000* *(note (a))*	Gas pipelines *RMB'000*	Gas metres and other plant and machinery *RMB'000*	Furniture, fixtures, and office equipment *RMB'000*	Motor vehicles *RMB'000*	Construction in progress *RMB'000*	Total *RMB'000*
Net carrying amount:							
At 1 January 2004	716,337	4,101,541	754,217	41,724	78,361	1,113,574	6,805,754
Additions	85,849	55,462	138,871	5,645	7,905	465,390	759,122
Transfer from construction in progress	532,376	605,879	157,478	119	–	(1,295,852)	–
Depreciation provided for the year	(39,196)	(248,921)	(86,966)	(8,111)	(17,162)	–	(400,356)
Impairment during the year recognised in the combined results	–	–	–	–	–	(338)	(338)
Disposals	(411)	(464)	(49,200)	(963)	(479)	–	(51,517)
Reclassification	–	(16)	(1,970)	1,986	–	–	–
At 31 December 2004 and 1 January 2005	1,294,955	4,513,481	912,430	40,400	68,625	282,774	7,112,665
Acquisition of subsidiaries	7,001	–	20,380	2,746	26,557	–	56,684
Additions	2,026	8,571	20,215	8,160	11,446	1,042,282	1,092,700
Transfer from construction in progress	22,228	380,405	144,625	2,519	480	(550,257)	–
Depreciation provided for the year	(46,086)	(222,189)	(106,777)	(7,505)	(12,984)	–	(395,541)
Impairment during the year recognised in the combined results	–	–	(1,424)	(33)	–	(65)	(1,522)
Disposals	(17,227)	(23,144)	(10,599)	(310)	(501)	–	(51,781)
Reclassification	(18,064)	18,732	4,928	(5,596)	–	–	–
At 31 December 2005 and 1 January 2006	1,244,833	4,675,856	983,778	40,381	93,623	774,734	7,813,205
Additions	6,526	27,426	21,045	2,291	12,032	1,110,373	1,179,693
Transfer from construction in progress	24,871	761,824	100,200	3,883	–	(890,778)	–
Depreciation provided for the year	(43,515)	(245,487)	(115,441)	(7,818)	(17,050)	–	(429,311)
Disposals	(35)	(182)	(756)	(1,868)	(1,300)	–	(4,141)
Distributions to Beijing Enterprises Group in connection with the Reorganisation	(558,110)	–	(63,322)	–	–	–	(621,432)
Reclassification	(32,463)	(16,508)	43,760	5,208	3	–	–
At 31 December 2006	642,107	5,202,929	969,264	42,077	87,308	994,329	7,938,014

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

13. PROPERTY, PLANT AND EQUIPMENT (continued)

Target Group

	Buildings RMB'000 (note (a))	Gas pipelines RMB'000	Gas metres and other plant and machinery RMB'000	Furniture, fixtures, and office equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
At 1 January 2004:							
Cost	850,615	4,986,021	1,191,414	95,566	126,335	1,135,170	8,385,121
Accumulated deprecation and impairment	(134,278)	(884,480)	(437,197)	(53,842)	(47,974)	(21,596)	(1,579,367)
Net carrying amount	716,337	4,101,541	754,217	41,724	78,361	1,113,574	6,805,754
At 31 December 2004:							
Cost	1,466,405	5,645,575	1,377,588	84,790	126,742	304,708	9,005,808
Accumulated deprecation and impairment	(171,450)	(1,132,094)	(465,158)	(44,390)	(58,117)	(21,934)	(1,893,143)
Net carrying amount	1,294,955	4,513,481	912,430	40,400	68,625	282,774	7,112,665
At 31 December 2005:							
Cost	1,458,631	6,016,000	1,490,605	80,176	160,397	796,733	10,002,542
Accumulated deprecation and impairment	(213,798)	(1,340,144)	(506,827)	(39,795)	(66,774)	(21,999)	(2,189,337)
Net carrying amount	1,244,833	4,675,856	983,778	40,381	93,623	774,734	7,813,205
At 31 December 2006:							
Cost	817,890	6,775,954	1,514,445	85,389	171,989	1,016,328	10,381,995
Accumulated deprecation and impairment	(175,783)	(1,573,025)	(545,181)	(43,312)	(84,681)	(21,999)	(2,443,981)
Net carrying amount	642,107	5,202,929	969,264	42,077	87,308	994,329	7,938,014

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

13. PROPERTY, PLANT AND EQUIPMENT (continued)

Notes:

(a) All of the Target Group's buildings are located in Mainland China and held under medium term leases.

(b) As part of the Reorganisation, the property, plant and equipment of Original Gas Group as at 31 December 2005 that were subsequently transferred to Gas Group pursuant to the Original Gas Group Segregation were revalued on a depreciated replacement cost basis by 北京德威評估有限責任公司, independent valuers registered in the PRC. The values of these property, plant and equipment, after adjusting for the depreciation for the period from 1 January 2006 to the effective date of the Original Gas Group Segregation of 31 December 2006, were recorded as the historical costs of these property, plant and equipment in the books and records of Gas Group in accordance with relevant PRC rules and regulations. This change in the carrying amounts of the property, plant and equipment in books and records may give rise to a change in the tax base in respect of these property, plant and equipment for the purpose of the determination of future corporate income tax liability of the Target Group. However, as at the date of this report, the tax base in respect of these property, plant and equipment has not yet been determined, and is pending for a notice or confirmation to that effect from the relevant tax bureau.

An analysis of the historical net carrying amounts of these property, plant and equipment as at the effective date of the Original Gas Group Segregation and the adjusted revalued amounts of these assets, by asset category, is as follows:

	Historical net carrying amount *RMB'000*	Revaluation surplus *RMB'000* *(note (i))*	Revaluation deficit *RMB'000* *(notes (i) and (ii))*	Adjusted revalued amount *RMB'000*
Buildings	641,504	155,238	(243,082)	553,660
Gas pipelines	5,203,980	815,291	(1,114,559)	4,904,712
Gas metres and other plant and machinery	966,247	111,633	(174,355)	903,525
Furniture, fixtures and office equipment	40,246	2,002	(8,466)	33,782
Motor vehicles	74,784	1,802	(9,937)	66,649
	6,926,761	1,085,966	(1,550,399)	6,462,328

Notes:

(i) The above surpluses and deficits on revaluation of such property, plant and equipment with a net deficit amount of approximately RMB464,433,000 have not been incorporated in the Combined Financial Information for consistency in application of the Target Group's accounting policy for property, plant and equipment throughout the Relevant Periods.

(ii) In the opinion of the directors of the Target Company, no impairment loss provision is necessary to be made against those property, plant and equipment with deficits on revaluation, which were primarily the result of a current market decline in the replacement cost of such assets, as the recoverable amount of the piped gas distribution network of the Target Group, being the cash-generating unit to which these assets belong, was higher than the net carrying amount of the assets comprising the piped gas distribution network of the Target Group as at 31 December 2006.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

14. PREPAID LAND PREMIUMS

Target Group

	Year ended 31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Carrying amount at 1 January	17,779	17,779	18,545
Addition	–	1,169	–
Injections by Beijing Enterprises Group as capital contribution *(note (b))*	–	–	422,790
Amortisation provided for the year	–	–	(1,409)
Disposals	–	(403)	–
Distribution in lieu of a cash dividend *(note 36(c)(v))*	–	–	(1,169)
Distributions to Beijing Enterprises Group in connection with the Reorganisation	–	–	(17,376)
Carrying amount at 31 December	17,779	18,545	421,381
Portion classified as current assets	–	–	(8,456)
Non-current portion	17,779	18,545	412,925

Notes:

(a) The land use rights to which the Target Group's interests in the prepaid land premiums as at 31 December 2006 relate are all held under medium term leases.

(b) Pursuant to a notice issued by Beijing Enterprises Group on 2 November 2006, Beijing Enterprises Group injected 60 pieces of land into Gas Group as an additional capital contribution to Gas Group. The aggregate estimated fair value of such land use rights of approximately RMB422,790,000, which is based on a valuation as at 31 December 2005 carried out by 北京德威評估有限責任公司, independent valuers registered in the PRC, on a depreciated replacement cost basis and after adjusting for amortisation for the period from 1 January 2006 to the effective date of capital injection by Beijing Enterprises Group, was credited to owner's equity of the Target Group upon the completion of the injection.

(c) As at the date of this report, the Target Group was in the process of applying for the changing of registration of the title certificates of certain land use rights with net carrying amount of approximately RMB281,147,000 in aggregate as at 31 December 2006 to which the Target Group's interests in the prepaid land premiums at that date relate. The directors of the Target Company are of the opinion that the Target Group is entitled to the lawful and valid occupation or use of the land that the above-mentioned land use rights relate and that the Target Group would not have any legal barriers in obtaining the proper title certificates.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

15. GOODWILL

Target Group

	RMB'000
Cost and net carrying amount:	
At 1 January 2004, 31 December 2004 and 1 January 2005	–
Acquisition of subsidiaries – *note 35*	3,421
At 31 December 2005, 1 January 2006 and 31 December 2006	3,421

16. OTHER INTANGIBLE ASSETS

Target Group

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Net carrying amount at 1 January	796	680	6,835
Additions	–	6,287	4,627
Amortisation provided for the year	(116)	(132)	(1,327)
Net carrying amount at 31 December	680	6,835	10,135

	1 January	31 December		
	2004	**2004**	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost	800	800	7,087	11,714
Accumulated amortisation	(4)	(120)	(252)	(1,579)
Net carrying amount	796	680	6,835	10,135

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

17. INTEREST IN A JOINTLY-CONTROLLED ENTITY

Target Group

	Notes	2004	31 December 2005	2006
		RMB'000	*RMB'000*	*RMB'000*
Share of net assets	*(a)*	–	1,219,468	2,628,275
Investment deposits paid to the jointly-controlled entity	*(b)*	–	921,040	–
		–	2,140,508	2,628,275

Notes:

(a) Particulars of Hua You Company, which is the jointly-controlled entity of the Target Group and indirectly held by the Target Company, are disclosed in note 1 of this section. The following tables illustrate the summarised financial information of Hua You Company for each of the Relevant Periods:

Financial position

	2004	31 December 2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Non-current assets	10,008,500	11,388,556	11,946,288
Current assets	697,345	605,991	647,879
Non-current liabilities	(5,179,897)	(4,747,648)	(4,053,142)
Current liabilities	(2,603,411)	(4,193,486)	(1,965,042)
Minority interest	–	(4,742)	(5,296)
Net assets	2,922,537	3,048,671	6,570,687
Net assets attributable to the Target Group since Hua You Company became a jointly-controlled entity of the Target Group *(note 18)*	–	1,219,468	2,628,275

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

17. INTEREST IN A JOINTLY-CONTROLLED ENTITY (continued)

Notes: (continued)

(a) (continued)

Results of operations

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Turnover	1,497,524	1,850,518	2,560,288
Other income and gains, net	10,683	14,971	18,054
Total revenue	1,508,207	1,865,489	2,578,342
Total expenses	(713,800)	(1,333,144)	(1,894,342)
Profit before tax	794,407	532,345	684,000
Tax	(255,254)	(185,090)	(255,890)
Profit for the year	539,153	347,255	428,110
Profit for the year attributable to the Target Group since Hua You Company became a jointly-controlled entity of the Target Group *(note 18)*	–	13,255	171,244

(b) The investment deposits paid to the jointly-controlled entity as at 31 December 2005 represented various additional capital contributions made by the Target Group to Hua You Company pursuant to a resolution of the joint venture partners of Hua You Company passed on 1 December 2006. The process of capital verifications and related government approval procedures were only completed in 2006 and accordingly, the amounts were accounted for as investment deposits paid to the jointly-controlled entity as at 31 December 2005. The amounts were unsecured and interest-free.

(c) The Target Group's trade and bills payable balance with the jointly-controlled entity is disclosed in note 32 of this section.

18. AVAILABLE-FOR-SALE INVESTMENT

The Target Group's available-for-sale investment as at 31 December 2004 was a 40% equity interest in Hua You Company, which is an unlisted equity investment in Mainland China. Prior to June 2005, the directors of Hua You Company representing the Target Group were appointed by the Beijing Municipal Government directly and the Target Group had minimal involvement in making operating and financial decisions of Hua You Company, and hence, in the opinion of the directors of the Target Company, the Target Group did not have any joint control or significant influence over the operating and financial policies of Hua You Company prior to June 2005. Accordingly, the investment in Hua You Company was accounted for as an available-for-sale investment of the Target Group prior to June 2005. In June 2005, the Target Group appointed directors of Hua You Company on its own to replace those previously appointed by the Beijing Municipal Government and since then, in the opinion of the directors of the Target Company, the Target Group is able to have joint control over the operating and financial policies of Hua You Company. Accordingly, Hua You Company has been accounted for as a jointly-controlled entity of the Target Group thereafter.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

18. AVAILABLE-FOR-SALE INVESTMENT (continued)

The investment carried in the combined balance sheet as at 31 December 2004 was not stated at fair value but at cost less any impairment losses because the investment in Hua You Company did not have a quoted market price in an active market and hence, in the opinion of the directors of the Target Company, the range of reasonable fair value estimates was significant and the probabilities of the various estimates could not be reasonably assessed.

The difference between the carrying amount of the investment cost in Hua You Company and the net assets attributable to the Target Group at the date of its being accounted for as a jointly-controlled entity of the Target Group is credited directly to owner's equity of the Target Group on that date.

19. DEFERRED TAX ASSETS

The components of deferred tax assets and their movements during the Relevant Periods are as follows:

Target Group

	Derecognition of property, plant and equipment *RMB'000*	Provision for bonus and defined benefits plan obligations *RMB'000*	Impairment and general provisions *RMB'000*	Total *RMB'000*
At 1 January 2004	26,527	87,719	28,632	142,878
Deferred tax credited to the combined results during the year – *note 11*	553	9,210	8,017	17,780
At 31 December 2004 and 1 January 2005	27,080	96,929	36,649	160,658
Net deferred tax credited/(charged) to the combined results during the year – *note 11*	8,016	(6,527)	16,442	17,931
At 31 December 2005 and 1 January 2006	35,096	90,402	53,091	178,589
Deferred tax credited to the combined results during the year – *note 11*	–	31,896	13,622	45,518
Distribution to Beijing Enterprises Group pursuant to the Reorganisation	–	(33,550)	–	(33,550)
At 31 December 2006	35,096	88,748	66,713	190,557

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

20. INVENTORIES

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Raw materials	8,593	14,468	16,102
Spare parts and consumables	239	690	101
Equipment held for trading	15,177	10,628	22,838
	24,009	25,786	39,041

21. AMOUNTS DUE FROM/TO CUSTOMERS FOR CONTRACT WORK

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Amounts due from customers for contract work	–	1,236	35
Amounts due to customers for contract work	–	(25,459)	(18,516)
	–	(24,223)	(18,481)
Contract costs incurred plus recognised profits less recognised losses to date	–	41,059	31,667
Less: Progress billings received and receivable	–	(65,282)	(50,148)
	–	(24,223)	(18,481)

22. TRADE RECEIVABLES

The various group companies have different credit policies, depending on the requirements of their markets and the businesses which they operate. In respect of the operations of piped gas distribution, the credit period of the Target Group given to its non-IC card and non-CPU card customers is generally 10 days, whereas IC card customers and CPU card customers are required to pay in advance. Aged analyses of trade receivables are prepared and closely monitored in order to minimise any credit risk associated with receivables and an impairment provision is made when it is considered that the amounts due may not be recovered.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

22. TRADE RECEIVABLES (continued)

An aged analysis of the trade receivables of the Target Group as at each of the balance sheet dates during the Relevant Periods, based on the invoice date and net of impairment, is as follows:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Within one year	595,450	714,690	517,006
One to two years	29,528	14,783	44,536
Two to three years	10,020	24,712	23,702
Over three years	42,461	1,487	17,532
	677,459	755,672	602,776

Included in the Target Group's trade receivables as at 31 December 2004, 2005 and 2006 are amounts of RMB67,423,000, RMB76,745,000 and RMB41,141,000, respectively, due from fellow subsidiaries in which Beijing Enterprises Group has beneficial interests, arising from transactions carried out in the ordinary course of business of the Target Group. The balances with the fellow subsidiaries are unsecured, interest-free and repayable within credit periods similar to those offered by the Target Group to its major customers.

23. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

Target Group

		31 December		
	Notes	**2004**	**2005**	**2006**
		RMB'000	*RMB'000*	*RMB'000*
Prepayments		5,169	6,761	8,926
Deposits and other debtors	*(a)*	32,417	285,672	163,089
Investment deposit	*(b)*	121,040	–	–
Due from the ultimate holding company	*24*	–	8,384	215,000
Due from fellow subsidiaries	*24*	–	19,188	101,649
		158,626	320,005	488,664
Portion classified as current assets		(37,586)	(320,005)	(488,664)
Non-current portion	*(b)*	121,040	–	–

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

23. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES (continued)

Notes:

(a) Included in the Target Group's deposits and other debtors as at 31 December 2005 and 2006 were amounts of RMB24,895,000 and RMB2,920,000, respectively, paid in advance to the jointly-controlled entity of the Target Group as the payment in advance for the transmission of natural gas in the ordinary course of business of the Target Group. The balances with the jointly-controlled entity were unsecured and interest-free.

(b) The investment deposit of the Target Group as at 31 December 2004 was an additional capital contribution of RMB121,040,000 made by the Target Group to Hua You Company, at which time the Target Group's interest in Hua You Company was accounted for as an available-for-sale investment as further detailed in note 18 of this section. Processes of capital verification and related government approval procedures in respect of the capital contribution were yet to be completed as at that date and accordingly, the additional capital contribution made was classified as a long term other receivable. The amount was reclassified to an interest in a jointly-controlled entity when Hua You Company became a jointly-controlled entity of the Target Group in June 2005.

24. DUE FROM/TO THE ULTIMATE HOLDING COMPANY/FELLOW SUBSIDIARIES/RELATED COMPANIES

The amount due from the ultimate holding company as at 31 December 2005 was unsecured, interest-free and was fully settled during the year ended 31 December 2006 by offsetting a portion of the dividend declared by the Target Group. The amounts due from the ultimate holding company as at 31 December 2006 comprised a loan of RMB150 million, which was unsecured, bore interest at a rate of 5.022% per annum and was repayable within six months from the date of the borrowing, and an investment deposit of RMB65 million paid by the Target Group on behalf of the ultimate holding company in connection with a proposed investment in a joint venture by Beijing Enterprises Group with a third party, further details of which are set out in note 43(b) of this section. The amounts due from the ultimate holding company as at 31 December 2006 were subsequently repaid in full in February 2007.

The amounts due from/to fellow subsidiaries and related companies are unsecured, interest-free and have no fixed terms of repayment.

The balances with fellow subsidiaries and related companies included in trade receivables, deposits and other debtors, trade and bills payables and other payables and accruals are disclosed in notes 22, 23, 32 and 33 of this section, respectively.

25. RESTRICTED CASH AND PLEDGED DEPOSIT

Target Group

			31 December	
	Notes	**2004**	**2005**	**2006**
		RMB'000	*RMB'000*	*RMB'000*
Restricted cash	*(a)*	578,107	436,436	215,228
Pledged deposit	*(b)*	6,500	6,500	6,500
		584,607	442,936	221,728
Portion classified as current assets		(23,585)	(23,726)	(103,677)
Non-current portion		561,022	419,210	118,051

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

25. RESTRICTED CASH AND PLEDGED DEPOSIT (continued)

Notes:

(a) The restricted cash represented bank deposits that are restricted to be applied on construction projects undertaken by the Target Group and the proceeds of a government surcharge collected by the Target Group from piped gas customers on behalf of Beijing Municipal Commission of Development and Reform (北京市發展和改革委員會) (the "BMCDR") prior to 2003. The proceeds held on behalf of the BMCDR, which are deposited in a specific bank account of the Target Group, together with any interests earned therefrom, are repayable to the BMCDR *(note 33(a))*.

(b) The Target Group's pledged deposit at each of the balance sheet dates during the Relevant Periods is pledged to a bank to obtain the bank's agreement to serve as the guarantor of a bank borrowing granted to the Target Group by another bank *(note 28b(iii))*.

26. CASH AND CASH EQUIVALENTS

Target Group

	Note	**31 December** **2004** *RMB'000*	**2005** *RMB'000*	**2006** *RMB'000*
Cash and bank balances		1,788,762	899,335	755,808
Time deposits		–	182,900	110,000
		1,788,762	1,082,235	865,808
Less: Restricted cash and pledged deposit	25	(584,607)	(442,936)	(221,728)
Cash and cash equivalents		1,204,155	639,299	644,080

At 31 December 2004, 2005 and 2006, the cash and bank balances and time deposits of the Target Group were mainly denominated in RMB, which is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Target Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

27. OWNER'S EQUITY

(a) The Target Group

As described in note 3 of this section, the Combined Financial Information has been prepared as if the current group structure had been in existence throughout the Relevant Periods. Owner's equity of the Target Group during the Relevant Periods represents the combined equities of the businesses owned and operated by the Target Group after the elimination of intercompany transactions and balances. Movements of the Target Group's owner's equity during each of the Relevant Periods are presented in the combined statements of changes in equity set out in this section.

The net contributions from or distributions to Beijing Enterprises Group during each of the Relevant Periods represent the net assets or liabilities in connection with the Retained Businesses which have been segregated and retained in Beijing Enterprises Group or Original Gas Group pursuant to the Reorganisation as set out in note 2 of this section.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

27. OWNER'S EQUITY (continued)

(b) The Target Company

Pursuant to the approval document issued by the MOC as referred to in note 2(c) of this section, the Target Company was incorporated in the British Virgin Islands with limited liability on 24 November 2006. In accordance with the memorandum and articles of association of the Target Company, the maximum number of shares that the Target Company is authorised to issue is 50,000 and the shares may be issued with or without a par value. The share capital that the Target Company is allowed to issue is subject to the cap of US$50,000 as authorised by the aforesaid approval document from the MOC. On 7 December 2006, one share was allotted at a cash consideration of US$1 (equivalent to approximately RMB8) to provide the initial capital of the Target Company and this represented the only movement of the equity of the Target Company for the period from 24 November 2006 (date of incorporation) to 31 December 2006.

28. BANK AND OTHER BORROWINGS, UNSECURED

Target Group

		31 December	
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Bank loans repayable:			
Within one year	206,721	5,242	152,423
In the second year	4,229	2,395	1,389
In the third to fifth years, inclusive	6,543	4,299	4,166
Beyond five years	23,908	22,238	21,000
	241,401	34,174	178,978
Other loans repayable:			
Within one year	56,423	39,400	40,514
In the second year	39,835	41,109	42,337
In the third to fifth years, inclusive	130,759	135,424	139,914
Beyond five years	685,967	486,545	425,397
	912,984	702,478	648,162
Total bank and other borrowings	1,154,385	736,652	827,140
Portion classified as current liabilities	(263,144)	(44,642)	(192,937)
Non-current portion	891,241	692,010	634,203

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

28. BANK AND OTHER BORROWINGS, UNSECURED (continued)

Notes:

(a) The carrying amounts of the Target Group's bank and other borrowings are denominated in the following currencies:

Target Group

	31 December 2004 RMB'000	2005 RMB'000	2006 RMB'000
RMB	610,000	227,270	354,540
Euro	17,354	13,955	14,098
US$	527,031	495,427	458,502
	1,154,385	736,652	827,140

(b) Prior to the formation of Original Gas Group in 1999 as detailed in note 2 of this section, BJ Coal Gas and BJ Natural Gas had a number of long-term bank and other loans that were utilising the proceeds from certain loans granted by three overseas governments and the Asian Development Bank ("ADB") to the PRC government. These loans were borrowed by BJ Coal Gas and BJ Natural Gas from various banks in Mainland China and the Beijing Municipal Government, which acted on behalf of the PRC government for the management of the loans from the overseas governments and ADB, to finance acquisition of machinery and materials in connection with the operations of distribution and sale of piped gas. All obligations under these loans were assumed by Original Gas Group in 2000 after its formation in 1999. In addition, Original Gas Group also had a number of loans from 北京市財政局 (the "Beijing Finance Bureau") to finance certain of its pipeline construction projects.

The carrying amounts of these loans at each of the balance sheet dates during the Relevant Periods and further details of which are summarised as follows:

Target Group

Lenders	Sources of funding	*Notes*	31 December 2004 RMB'000	2005 RMB'000	2006 RMB'000
China Construction Bank	BNP Paribas and Société Generale	*(i)*	17,354	13,955	14,098
Bank of China ("BOC")	Business Development Bank of Canada	*(ii)*	14,115	13,763	13,318
The Export-Import Bank of China ("EIBOC")	Australian Export Finance and Insurance Corporation	*(iii)*	9,932	6,456	1,562
Beijing Municipal Government	ADB	*(iv)*	502,984	475,208	443,622
Beijing Finance Bureau	Government bonds issued by the PRC government	*(v)*	410,000	227,270	204,540
			954,385	736,652	677,140

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

28. BANK AND OTHER BORROWINGS, UNSECURED (continued)

Notes: (continued)

(b) (continued)

Notes:

(i) The loan, which was originally denominated in French Francs (FF) and now euro, comprises two tranches with respective original principals of FF10,400,000 and FF9,737,500. The first tranche bears interest at a rate of 2% per annum and is repayable by 80 equal quarterly instalments commencing from 2003. The second tranche bears interest at a rate of 9.2% per annum and is repayable by 20 equal semi-annual instalments commencing from 1994. The loan is guaranteed by 北京市熱力集團有限責任公司 ("Beijing Heat"), a state-owned enterprise under the ownership and supervision of the Beijing SASAC.

(ii) The loan, which is denominated in United States dollars (US$), comprises two tranches with respective original principals of US$1,705,440 and US$2,558,160. The first tranche is interest-free and is repayable by 50 equal semi-annual instalments commencing from 28 January 2008. The second tranche bears interest at a rate of 8.1% per annum and is repayable by 20 equal semi-annual instalments commencing from 31 March 1995. The loan is also guaranteed by Beijing Heat.

(iii) The loan, which was borrowed in an original principal of US$2.8 million, is interest-free and is repayable by 14 equal semi-annual instalments commencing from 15 December 2000. The loan is guaranteed by Citic Industrial Bank with a counter-guarantee given by the Target Group in the form of a bank deposit of RMB6.5 million pledged to the bank *(note 25(b))*.

(iv) The loan, which was borrowed in an original principal of US$70 million, bears interest at a floating rate and is repayable by 50 equal semi-annual instalments commencing from 15 April 2003. The loan was originally guaranteed by 北京市公用局. In 2005, Beijing Enterprises Group has irrevocably undertaken to replace 北京市公用局 to act as the guarantor for the loan.

(v) The loans from the Beijing Finance Bureau were borrowed by Original Gas Group in 1999 and 2000 in an original aggregate principal of RMB410 million. These loans bear interests at rates ranging from 2.28% to 2.55% per annum and are repayable by 15 equal annual instalments commencing from 2001. Before 21 March 2005, the loans were originally guaranteed by 北京市自來水集團有限責任公司, 北京城建八道橋工程有限公司, which are state-owned enterprises under the ownership and supervision of the Beijing SASAC, and 北京市計劃委員會, a government body under the Beijing Municipal Government. In 2005, Beijing Enterprises Group has irrevocably undertaken to act as the sole guarantor for the loan.

Pursuant to various approval documents from relevant PRC government authorities and consent letters from the lenders in 2005, Gas Group assumes all the obligations and rights under the above loans.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

28. BANK AND OTHER BORROWINGS, UNSECURED (continued)

Notes: (continued)

(c) The exposure of the Target Group's bank and other borrowings to interest rate changes and their contractual repricing dates at each of the balance sheet dates during the Relevant Periods are as follows:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Within six months	552,984	520,658	484,522
Six months to one year	200,000	181,820	163,140
	752,984	702,478	647,662

(d) The Target Group had the following unutilised borrowing facilities as at each of the balance sheet dates during the Relevant Periods:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Fixed rate expiring:			
Within one year	–	–	906,259
In the second year	–	202,404	436,707
	–	202,404	1,342,966

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

29. DEFINED BENEFITS PLANS

Certain employees of the Target Group can enjoy retirement benefits after retirement such as supplementary medical reimbursement, allowance and beneficiary benefits pursuant to certain defined benefits plans of the Target Group.

The following tables summarise the components of the net benefit expense recognised in the combined results in respect of the defined benefits plans of the Target Group and the amounts recognised in the combined balance sheets for the respective plans:

(a) **Net benefit expense (recognised in administrative expenses)**

Target Group

	Supplemental post retirement medical reimbursement plan	Supplemental post retirement allowance and beneficiary benefit plans	Internal retirement benefit plan	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Year ended 31 December 2004				
Current service cost	4,770	2,714	–	7,484
Interest cost on benefits obligations	4,602	3,566	1,045	9,213
Net benefit expense	9,372	6,280	1,045	16,697
Year ended 31 December 2005				
Current service cost	3,496	2,087	–	5,583
Interest cost on benefits obligations	4,871	4,124	1,153	10,148
Net actuarial gain recognised in the year	(1,724)	(660)	–	(2,384)
Net benefit expense	6,643	5,551	1,153	13,347
Year ended 31 December 2006				
Current service cost	7,173	2,984	–	10,157
Interest cost on benefits obligations	6,281	4,106	813	11,200
Net actuarial loss recognised in the year	865	–	–	865
Net benefit expense	14,319	7,090	813	22,222

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

29. DEFINED BENEFITS PLANS (continued)

(b) Benefits liabilities

Target Group

	Supplemental post retirement medical reimbursement plan *RMB'000*	Supplemental post retirement allowance and beneficiary benefit plans *RMB'000*	Internal retirement benefit plan *RMB'000*	Total *RMB'000*
At 31 December 2004				
Defined benefits obligations	99,290	85,645	26,610	211,545
Unrecognised actuarial gains	36,611	18,773	2,273	57,657
Total benefits liabilities	135,901	104,418	28,883	269,202
Portion classified as current liabilities included in other payables and accruals *(note 33)*				(7,002)
Non-current portion				262,200
At 31 December 2005				
Defined benefits obligations	172,697	115,478	25,316	313,491
Unrecognised actuarial gains/(losses)	(30,651)	(7,337)	44	(37,944)
Total benefits liabilities	142,046	108,141	25,360	275,547
Portion classified as current liabilities included in other payables and accruals *(note 33)*				(7,306)
Non-current portion				268,241

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

29. DEFINED BENEFITS PLANS (continued)

(b) Benefits liabilities (continued)

Target Group

	Supplemental post retirement medical reimbursement plan *RMB'000*	Supplemental post retirement allowance and beneficiary benefit plans *RMB'000*	Internal retirement benefit plan *RMB'000*	Total *RMB'000*
At 31 December 2006				
Defined benefits obligations:				
Portion attributable to the Target Group	155,632	75,679	–	231,311
Portion retained by the Retained Businesses *(note (e))*	44,695	50,113	22,319	117,127
	200,327	125,792	22,319	348,438
Unrecognised actuarial losses:				
Portion attributable to the Target Group	(34,776)	(7,740)	–	(42,516)
Portion retained by the Retained Businesses *(note (e))*	(9,987)	(5,124)	(348)	(15,459)
	(44,763)	(12,864)	(348)	(57,975)
Total benefits liabilities attributable to the Target Group	120,856	67,939	–	188,795
Portion classified as current liabilities included in other payables and accruals *(note 33)*				(135)
Non-current portion				188,660

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

29. DEFINED BENEFITS PLANS (continued)

(c) Changes in the present values of the defined benefits obligations

Target Group

	Supplemental post retirement medical reimbursement plan	Supplemental post retirement allowance and beneficiary benefit plans	Internal retirement benefit plan	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2004	126,880	100.213	31,849	258,942
Current service cost	4,770	2,714	–	7,484
Interest cost	4,602	3,566	1,045	9,213
Benefits paid	(351)	(2,075)	(4,011)	(6,437)
Actuarial gains on obligations	(36,611)	(18,773)	(2,273)	(57,657)
At 31 December 2004 and 1 January 2005	99,290	85,645	26,610	211,545
Current service cost	3,496	2,087	–	5,583
Interest cost	4,871	4,124	1,153	10,148
Benefits paid	(498)	(1,828)	(4,676)	(7,002)
Actuarial losses on obligations	65,538	25,450	2,229	93,217
At 31 December 2005 and 1 January 2006	172,697	115,478	25,316	313,491
Current service cost	7,173	2,984	–	10,157
Interest cost	6,281	4,106	813	11,200
Benefits paid	(801)	(2,303)	(4,202)	(7,306)
Actuarial losses on obligations	14,977	5,527	392	20,896
Retained by the Retained Businesses *(note (e))*	(44,695)	(50,113)	(22,319)	(117,127)
At 31 December 2006	155,632	75,679	–	231,311

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

29. DEFINED BENEFITS PLANS (continued)

(d) Principal assumptions

The above obligations were determined based on actuarial valuations performed by an independent actuary, Towers Perrin, using the projected unit credit method. The material actuarial assumptions used in determining the defined benefits obligations for the Target Group's plans are as follows:

	Year ended 31 December		
	2004	2005	2006
Discount rate	4.75%	3.50%	3.25%
Salary increase rate of internal retirees	4.50%	4.50%	4.50%
Average salary increase rate of Beijing city	15.00%	15.00%	15.00%
Healthcare cost inflation rate	8.00%	8.00%	8.00%

Assumed healthcare cost inflation rates have a significant effect on the amounts recognised in the combined results. A one percentage point change in assumed healthcare cost inflation rates would have the following effects:

Target Group

	Year ended 31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Effect on the aggregate of the service cost and interest cost:			
One percentage point increase	3,229	2,767	5,315
One percentage point decrease	(2,364)	(1,994)	(3,668)

	31 December		
	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Effect on the defined benefits obligations:			
One percentage point increase	29,025	58,972	60,024
One percentage point decrease	(21,457)	(42,152)	(41,983)

(e) Pursuant to the Original Gas Group Segregation, Beijing Enterprises Group and Original Gas Group agreed to assume all obligations to the employees of the Target Group who had retired before the effective date of the Original Gas Group Segregation of 31 December 2006 and were covered by the Target Group's defined benefits plans, and the estimated amount of the benefits liabilities of RMB101,668,000 as at that date was segregated and accounted for as a contribution from Beijing Enterprises Group.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

30. GOVERNMENT GRANTS

The movements of the government grants of the Target Group during the Relevant Periods are as follows:

Target Group

	RMB'000
At 1 January 2004	4,377,112
Received during the year	354,403
Recognised as additional capital contributions during the year *(note 36(a))*	(480,074)
Utilised during the year*	(10,595)
At 31 December 2004 and 1 January 2005	4,240,846
Received during the year	182,556
Recognised as additional capital contributions during the year *(note 36(b)(ii))*	(3,901,655)
Utilised during the year*	(26,959)
At 31 December 2005 and 1 January 2006	494,788
Received during the year	710
Recognised as additional capital contributions during the year *(note 36(c)(iv))*	(488,367)
Utilised during the year*	(3,937)
At 31 December 2006	3,194

* These amounts were funds remitted to certain fellow subsidiaries of the Target Group in respect of certain government grants given to them but received directly from government bodies by the Target Group on their behalf.

31. DEFERRED INCOME

Deferred income of the Target Group represented subsidies received from third parties in respect of certain projects for the construction of the Target Group's gas pipelines in Beijing for the distribution of piped natural gas and coal gas. The subsidies are interest-free, not required to be repaid, and are recognised in the combined results on the straight-line basis over the expected useful life of the relevant asset.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

32. TRADE AND BILLS PAYABLES

An aged analysis of the trade and bills payables as at each of the balance sheet dates during the Relevant Periods, based on the invoice date, is as follows:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Within one year	107,309	502,523	493,011
One to two years	287	854	6,345
Two to three years	–	287	6
Over three years	–	–	287
	107,596	503,664	499,649

The Target Group's trade and bills payables as at each of the balance sheet dates during the Relevant Periods comprised the following balances with fellow subsidiaries, related companies and the jointly-controlled entity, arising from transactions carried out in the ordinary course of business of the Target Group:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Fellow subsidiaries	6,469	9,127	16,944
Related companies	54,845	–	–
The jointly-controlled entity	–	141,401	53,050
	61,314	150,528	69,994

The balances with the fellow subsidiaries, related companies and the jointly-controlled entity are unsecured, interest-free and repayable within credit periods similar to those offered by these companies to their major customers.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

33. OTHER PAYABLES AND ACCRUALS

Target Group

	Notes	2004	31 December 2005	2006
		RMB'000	*RMB'000*	*RMB'000*
Accruals		56,854	51,075	101,223
Other liabilities	*(a)*	586,049	663,832	550,162
Receipts in advance from customers		63,655	432,568	1,236,565
Defined benefits plans – current portion	29(*b*)	7,002	7,306	135
Dividends payable	*(b)*	–	506,123	474,119
Due to fellow subsidiaries	24	6,992	555	677
Due to related companies	24	–	207,123	–
		720,552	1,868,582	2,362,881

Notes:

(a) Included in other liabilities of the Target Group as at 31 December 2004, 2005 and 2006 are amounts of approximately RMB23,585,000, RMB23,726,000 and RMB23,934,000, respectively, payable to the BMCDR in respect of a government surcharge collected on its behalf by the Target Group, further details of which are set out in note 25(a) of this section.

Also included in other liabilities of the Target Group as at 31 December 2004, 2005 and 2006 are construction project costs of approximately RMB106,202,000, RMB96,265,000 and RMB86,260,000, respectively, payable to certain fellow subsidiaries of the Target Group. The balances with the fellow subsidiaries are unsecured and interest-free.

(b) Dividends payable of the Target Group as at 31 December 2005 and 2006 were dividends declared by Original Gas Group and were payable to Beijing Enterprises Group.

34. TAXES PAYABLE

Target Group

	2004	31 December 2005	2006
	RMB'000	*RMB'000*	*RMB'000*
Income tax	99,195	103,442	174,445
Value-added tax	73,923	68,480	63,467
Business tax	2,612	766	3,153
Others	17,110	22,009	3,987
	192,840	194,697	245,052

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

35. BUSINESS COMBINATIONS

During the year ended 31 December 2005, the Target Group acquired certain assets and liabilities of 15 related companies which together form the businesses originally undertaken by these companies (collectively the "Acquired Businesses") and equity interests in four companies, namely Yong Yi, Hao Hai Da, Tian Xing and Tian Cai (collectively the "Acquired Subsidiaries"), with respective equity interests of 80%, 75%, 87.08% and 92%, for an aggregate cash consideration of RMB207,123,000. The Acquired Businesses mainly comprise businesses of the construction and installation of gas pipelines and related equipment and provision of repair and maintenance services, and further details of the Acquired Subsidiaries are set out in note 1 of this section. The Acquired Businesses and the Acquired Subsidiaries are individually insignificant to the Target Group.

The fair values of the identifiable assets and liabilities of the Acquired Businesses and of the Acquired Subsidiaries acquired during the year ended 31 December 2005 as at their respective dates of acquisition, which, by reference to the respective independent valuations undertaken by 北京德威評估有限責任公司, independent valuers registered in the PRC, have no significant differences from their respective carrying amounts, are as follows:

	Notes	Acquired Businesses *RMB'000*	Acquired Subsidiaries *RMB'000*	Total *RMB'000*
Net assets acquired:				
Property, plant and equipment	*13*	43,816	12,868	56,684
Inventories		2,430	2,331	4,761
Trade receivables		–	1,022	1,022
Prepayments, deposits and other receivables		23,512	2,831	26,343
Tax recoverable		–	2,522	2,522
Cash and cash equivalents		124,413	61,040	185,453
Trade and bills payables		(2,599)	(8,666)	(11,265)
Other payables and accruals		(9,866)	(34,688)	(44,554)
Taxes payable		(5,356)	(250)	(5,606)
Minority interests		–	(6,302)	(6,302)
		176,350	32,708	209,058
Goodwill on acquisition	*15*	–	3,421	3,421
Excess over the cost of business combinations recognised in the combined results	*7*	–	(5,356)	(5,356)
		176,350	30,773	207,123
Satisfied by cash		176,350	30,773	207,123
Profit for the year ended 31 December 2005 since acquisitions		–	7,993	7,993

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

35. BUSINESS COMBINATIONS (continued)

An analysis of the net cash inflow of cash and cash equivalents in respect of the acquisitions of the Acquired Businesses and the Acquired Subsidiaries is as follows:

	Acquired Businesses	Acquired Subsidiaries	Total
	RMB'000	*RMB'000*	*RMB'000*
Cash consideration	(176,350)	(30,773)	(207,123)
Cash and bank balances acquired	124,413	61,040	185,453
Outstanding cash consideration payable at end of year	176,350	30,773	207,123
Net cash inflow of cash and cash equivalents in respect of the acquisitions of the Acquired Businesses and the Acquired Subsidiaries	124,413	61,040	185,453

Had the above business combinations taken place on 1 January 2005, the revenue (comprising turnover, other income and gains, net) and profit for the year of the Target Group for the year ended 31 December 2005 would have been approximately RMB5,322 million and RMB568 million, respectively.

36. NOTES TO THE COMBINED CASH FLOW STATEMENTS

Major non-cash transactions

The Target Group had the following major non-cash transactions of investing and financing activities during the Relevant Periods:

(a) Year ended 31 December 2004

Pursuant to various approval documents issued by the Beijing Finance Bureau during the year ended 31 December 2004 in connection with certain construction projects carried out by the Target Group, government grants in an aggregate amount of approximately RMB480,074,000 were capitalised as capital of Original Gas Group.

(b) Year ended 31 December 2005

(i) Pursuant to a notice dated 12 October 2005 issued by the Beijing Finance Bureau during the year ended 31 December 2005 in connection with certain construction projects carried out by the Target Group, other loans borrowed from the Beijing Finance Bureau in an aggregate amount of RMB160,000,000 were redesignated as and transferred to government grants of Original Gas Group.

(ii) Pursuant to various approval documents issued by the Beijing Finance Bureau during the year ended 31 December 2005 in connection with certain construction projects carried out by the Target Group, government grants in an aggregate amount of approximately RMB3,901,655,000 were capitalised as capital of Original Gas Group.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

36. NOTES TO THE COMBINED CASH FLOW STATEMENTS (continued)

Major non-cash transactions (continued)

(c) Year ended 31 December 2006

(i) Pursuant to a notice dated 15 March 2006 from Beijing Enterprises Group to Original Gas Group in respect of the declaration of dividend for the year ended 31 December 2005, a portion of the dividend in an aggregate amount of RMB8,000,000 payable to Beijing Enterprises Group was settled through the current account with the ultimate holding company *(note 24)*.

(ii) Pursuant to a notice dated 2 November 2006 from Beijing Enterprises Group to Gas Group, Beijing Enterprises Group injected 60 pieces of land into Gas Group in an aggregate estimated fair value of approximately RMB422,790,000 as its further capital contribution. Further details of which are set out in note 14(b) of this section.

(iii) Pursuant to a resolution of the board of directors of Beijing Enterprises Group passed on 30 October 2006, Beijing Enterprises Group further injected capital of RMB300,000,000 to Gas Group by way of capitalisation of a portion of dividend declared by Original Gas Group to Beijing Enterprises Group for the year ended 31 December 2004.

(iv) Pursuant to various approval documents issued by the Beijing Finance Bureau during the year ended 31 December 2006 in connection with certain construction projects carried out by the Target Group, government grants in an aggregate amount of approximately RMB488,367,000 were capitalised as capital of Original Gas Group.

(v) Pursuant to a notice dated 6 November 2006 from Beijing Enterprises Group, Original Gas Group declared a dividend in the form of a piece of land with a net carrying amount of RMB1,169,000 at that date to Beijing Enterprises Group.

(vi) Pursuant to the Original Gas Group Segregation Resolutions, the following assets and liabilities were retained by Original Gas Group at the effective date of the Original Gas Group Segregation of 31 December 2006:

	RMB'000
Property, plant and equipment	621,432
Prepaid land premiums	17,376
Deferred tax assets	33,550
Prepayments, deposits and other receivables	8,151
Cash and cash equivalents	103,659
Other payables and accruals	(268,017)
Defined benefits plans	(101,668)
Net assets	414,483

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Target Group's principal financial instruments comprise bank and other loans, cash and short-term deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Target Group has various other financial instruments such as trade receivables and trade and bills payables, which arise directly from its operations.

The main risks arising from the Target Group's financial instruments are fair value and cash flow interest rate risks, currency risk, commodity price risk, credit risk and liquidity risk. The Target Group does not have any written risk management policies and guidelines. However, the directors of the Target Company and management of the Target Group meet periodically to analyse and formulate measures to manage the Target Group's exposure to these risks. Generally, the Target Group introduces conservative strategies on its risk management. As the Target Group's exposure to these risks is kept to a minimum, the Target Group has not used any derivatives and other instruments for hedging purposes. The Target Group does not hold or issue derivative financial instruments for trading purposes. The directors of the Target Company and management of the Target Group review and agree policies for managing each of these risks and they are summarised as follows:

(i) Market risk

Exchange risk

The Target Group operates in Mainland China with Renminbi being its functional currency. Since future business transactions will also be settled in Renminbi, the Target Group's exposure to operational exchange risk is minimal.

The Target Group has long-term loans from the governments of Canada, Australia and France. According to the terms of the loan agreements, the loans and the related interests shall be repaid in the foreign currencies as agreed between the Target Group and the respective lenders. Owing to the appreciation in Renminbi, exchange gains were resulted from the translation of the Target Group's loans from foreign governments at the end of each of the Relevant Periods. Therefore, the Target Group's current exposure to exchange risk is minimal.

Fair value and cash flow interest rate risks

Almost all of the Target Group's income and operating cash flows are not affected by the changes in market interest rates. Moreover, apart from the bank deposits, cash and cash equivalents, the Target Group does not have any major interest-bearing assets. Therefore, the risk in respect of changes in market interest rates mainly arises from its long term borrowings.

The Target Group enters into borrowing obligations with an aim to support the corporate development, which are mainly utilised on capital expenditure. The borrowings that bear interests at floating interest rate expose the Target Group to cash flow interest rate risk, whilst the borrowings that bear interests at fixed interest rate expose the Target Group to the fair value interest rate risk.

The cash flow interest rate risk of the Target Group arises from a long-term borrowing that bears interest on a floating rate basis. The Target Group's loan from ADB bears interest at floating interest rate, which changes according to the international financial market. ADB usually adjusts the interest rate once every six months.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

37. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(i) Market risk (continued)

Fair value and cash flow interest rate risks (continued)

The Target Group's other long-term loans from foreign governments bear interests at relatively low fixed interest rates. The loan from the French government bears interests at a rate of 2% per annum, whilst the loans from the Canadian government and the Australian governments are interest-free. The Australian government loan will mature on 15 June 2007. As the interest rates of the foreign government loans are considerably lower than the market interest rate, the Target Group is not exposed to fair value interest rate risk. The management has yet to consider any measures to minimise the loss arising from fair value interest rate risk.

Pricing risk

The Target Group holds certain equity interests in Hua You Company on a long-term basis, with an aim to achieve investment income. As the Target Group does not hold any other equity securities, its exposure to pricing risk is minimal.

(ii) Credit risk

There are no significant concentrations of credit risk within the Target Group. The Target Group does not excessively rely on individual customers. During the relevant period, there is no single customer that accounted for more than 2% in the total sales income of the Target Group.

In addition, as at the end of each year, the Target Group assess the recoverability of each individual trade receivables so as to ensure that sufficient provision on impairment has been made for the amounts that are unable to be recovered. As such, the management considers the Target Group has a relatively low credit risk.

(iii) Liquidity risk

Management of the Target Group maintains prudent strategy to liquidity risk, which allows the preservation of sufficient cash and credit commitment to provide funds. The Target Group aims to maintain its credit commitment at a certain level so as to maintain the flexibility of funding.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

38. FINANCIAL INSTRUMENTS

Fair value

The following table sets out a comparison by category of the carrying amounts and fair values of the Target Group's financial instruments that are carried in the Combined Financial Information at other than fair value. The fair values of these financial instruments have been calculated by discounting the expected future cash flows at prevailing interest rates.

	Carrying amount			Fair value		
	31 December			31 December		
	2004	2005	2006	2004	2005	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Financial assets:						
Non-current prepayments, deposits and other receivables	121,040	–	–	119,316	–	–
Non-current pledged deposit	6,500	6,500	6,500	6,500	6,500	6,500
Non-current restricted cash	554,522	412,710	111,551	554,522	412,710	111,551
Financial liabilities:						
Non-current bank and other borrowings:						
Floating rate borrowing *(note (ii))*	856,562	663,078	607,648	826,176	641,690	594,003
Fixed rate borrowings	15,599	13,555	13,237	12,048	9,802	10,014
Interest-free borrowings *(note (iii))*	19,080	15,377	13,318	12,331	7,806	6,425

Notes:

(i) The carrying amounts of financial assets and liabilities which are due to be received or settled within one year are the reasonable approximations of their respective fair values, and accordingly, no disclosure of the fair values of these financial instruments is made. In addition, as disclosed in note 18 of this section, the available-for-sale investment of the Target Group as at 31 December 2004 was not stated at fair value but at cost less any accumulated impairment losses because the fair value of which could not be reasonably assessed and therefore no disclosure of the fair value of this financial instrument is made.

(ii) The balances represented the non-current portion of the other loan from ADB borrowed via the Beijing Municipal Government, further details of which are set out in note 28(b)(iv) of this section.

(iii) The balances represented the non-current portion of the interest-free loans from BOC and EIBOC, further details of which are set out in notes 28(b)(ii) and (iii) of this section.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

38. FINANCIAL INSTRUMENTS (continued)

Interest rate risk

The following tables set out the carrying amounts, by maturity, of the Target Group's financial instruments that are exposed to interest rate risk as at each of the balance sheet dates during the Relevant Periods:

At 31 December 2004

	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total	Effective interest rate
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	%
Floating rate:								
Restricted cash and pledged deposit	578,107	–	6,500	–	–	–	584,607	0.72%
Cash and cash equivalents	1,204,155	–	–	–	–	–	1,204,155	0.72%
Bank and other borrowings	56,424	58,014	59,760	61,697	63,825	613,264	912,984	4.89%
Fixed rate:								
Cash and cash equivalents	–	–	–	–	–	–	–	–
Bank and other borrowings	201,755	935	935	935	935	11,859	217,354	9.71%

At 31 December 2005

	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total	Effective interest rate
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	%
Floating rate:								
Restricted cash and pledged deposit	436,436	6,500	–	–	–	–	442,936	0.72%
Cash and cash equivalents	456,399	–	–	–	–	–	456,399	0.72%
Bank and other borrowings	39,400	41,105	42,994	45,068	47,360	486,551	702,478	5.43%
Fixed rate:								
Cash and cash equivalents	182,900	–	–	–	–	–	182,900	1.49%
Bank and other borrowings	400	805	795	795	795	10,365	13,955	2.00%

At 31 December 2006

	Within 1 year	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Total	Effective interest rate
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	%
Floating rate:								
Restricted cash and pledged deposit	221,728	–	–	–	–	–	221,728	0.72%
Cash and cash equivalents	534,080	–	–	–	–	–	534,080	0.72%
Bank and other borrowings	40,514	42,337	44,347	46,562	49,005	425,397	648,162	5.46%
Fixed rate:								
Cash and cash equivalents	110,000	–	–	–	–	–	110,000	1.81%
Bank and other borrowings	150,861	856	856	856	856	9,813	164,098	4.76%

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

39. CONTINGENT LIABILITIES

At each of the balance sheet dates during the Relevant Periods, contingent liabilities not provided for in the Combined Financial Information were as follows:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Guarantees given to banks in connection with facilities granted to a fellow subsidiary	193,443	505,096	479,220

In April 2007, Beijing Enterprises Group agreed to assume the role of the guarantor for various corporate guarantees provided by the Target Group to a fellow subsidiary.

40. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Target Group leases certain portions of its office buildings (note 13) under operating lease arrangements to fellow subsidiaries, related companies and third parties, with the leases negotiated for terms ranging from 1 to 10 years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At each of the balance sheet dates during the Relevant Periods, the Target Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Within one year	190	103	378
In the second to fifth years, inclusive	–	443	725
After five years	–	538	413
	190	1,084	1,516

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

40. OPERATING LEASE ARRANGEMENTS (continued)

(b) As lessee

The Target Group leases certain of its office properties under operating lease arrangements with the leases negotiated for terms ranging from 1 to 5 years.

At each of the balance sheet dates during the Relevant Periods, the Target Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

Target Group

		31 December	
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Within one year	–	1,513	1,821
In the second to fifth years, inclusive	–	3,326	2,611
	–	4,839	4,432

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

41. COMMITMENTS

In addition to the operating lease commitments detailed in note 40(b) of this section, the Target Group had the following commitments at each of the balance sheet dates during the Relevant Periods.

(a) Capital commitments

The Target Group had the following capital commitments at each of the balance sheet dates during the Relevant Periods:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Authorised, but not contracted for:			
Capital contribution to the jointly-controlled entity	–	1,200,000	761,920
Contracted, but not provided for:			
Land and buildings	3,038	2,712	989
Gas pipelines	33,949	208,288	175,723
Plant and machinery	227	1,523	–
Intangible assets	2,450	1,290	1,290
	39,664	213,813	178,002
Total	39,664	1,413,813	939,922

In addition, the Target Group's share of the jointly-controlled entity's own capital commitments, which are not included in the above, is as follows:

Target Group

	31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Contracted, but not provided for	–	217,870	338,205

(b) As mentioned in note 2(b) of this section, the Target Group is obliged to keep and maintain the Contributed Facilities for their proper and continuing usage in accordance with relevant legislations and regulations in the PRC, irrespective of their proprietorship.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

42. RELATED PARTY DISCLOSURES

(a) In addition to the transactions detailed elsewhere in the Combined Financial Information, the Target Group had the following material transactions with related parties during the Relevant Periods:

Target Group

		Year ended 31 December		
	Notes	**2004**	**2005**	**2006**
		RMB'000	*RMB'000*	*RMB'000*
Fellow subsidiaries				
Sale of piped natural gas and coal gas	*(i)*	28,539	80,793	91,100
Purchase of coal gas	*(ii)*	88,918	91,820	49,864
Service contract income	*(iii)*	4,799	3,488	9,665
Construction contract fee expenses	*(iv)*	125,774	157,826	87,059
Building rental income	*(iv)*	110	198	202
Purchase of gas meters	*(v)*	42,088	35,546	46,983
Sale of raw materials	*(vi)*	26,637	14,310	50,065
Purchase of raw materials	*(v)*	45,997	70,663	88,747
Building rental expenses	*(v)*	221	–	181
Repair and maintenance expenses	*(vi)*	8,593	8,032	10,840
Joint-controlled entity				
Natural gas transmission fee expenses	*(i)*	1,037,521	1,269,378	1,463,481
Sale of piped natural gas and coal gas	*(i)*	–	–	266
Other related parties				
Service contract income	*(iii)*	1,220	8,764	–
Construction contract fee expenses	*(iv)*	35,210	2,176	–
Building rental income	*(iv)*	812	788	–
Purchase of gas metres	*(v)*	155	1,504	–
Sale of raw materials	*(vi)*	40,240	33,374	–
Purchase of raw materials	*(v)*	810	65	–
Building rental expenses	*(v)*	3,710	3,746	–
Repair and maintenance expenses	*(vi)*	36,804	37,667	–

Notes:

(i) The selling prices of piped natural and coal gas, and the natural gas transmission fee were prescribed by the PRC government.

(ii) The purchase price of coal gas was prescribed by the PRC government and the total amount payable by the Target Group each year was based on a budgeted volume mutually-agreed between the contracting parties.

(iii) The service fees were determined by reference to the then prevailing market rates and set at prices not higher than the guidance prices set by the PRC government.

(iv) The construction contract fee and the building rentals were determined by reference to the then prevailing market rates or on a cost-plus basis and set at prices not higher than the guidance prices set by the PRC government.

(v) The purchase prices of gas metres, raw materials and the building rentals were determined by reference to the then prevailing market rates.

(vi) The selling prices of raw materials and the repair and maintenance expenses paid were determined on a cost-plus basis.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

42. RELATED PARTY DISCLOSURES (continued)

(b) Other transactions with related parties

(i) During the year ended 31 December 2006, the ultimate holding company occupied an office premise leased by the Target Group free of charge. The Target Group bore the following expenses on the office premise during the year:

Target Group

	Year ended 31 December 2006 *RMB'000*
Rental expenses	5,557
Electricity, water and other operating expenses	65

(ii) During the year ended 31 December 2005, the Target Group acquired assets and liabilities of 15 related companies and equity interests in four companies from certain related companies. Further details of these acquisition transactions are included in note 35 of this section.

(iii) Details of the corporate guarantees given by the Target Group to certain banks in Mainland China for banking facilities granted to a fellow subsidiary are set out in note 39 of this section.

(iv) Details of the guarantees given by related parties in respect of the Target Group's bank and other borrowings are disclosed in note 28(b) of this section.

(v) Pursuant to the Original Gas Group Segregation Resolutions as referred to in note 2(b) of this section, the Target Group has the exclusive right to use the Contributed Facilities at nil consideration but is obliged to keep and maintain the Contributed Facilities for proper and continuing usage. In addition, pursuant to the same document, Beijing Enterprises Group has agreed to indemnify Gas Group against any claims, including taxation relating to the Contributed Facilities, incurred in connection with or arising from assets, liabilities and interests with respect to the Retained Businesses, and assumed all obligations under guarantees given by Original Gas Group before the completion of the Original Gas Group Segregation.

(vi) During the year ended 31 December 2006, the Target Group paid an investment deposit of RMB65 million on behalf of Beijing Enterprises Group in connection with a proposed investment in a joint venture by Beijing Enterprises Group with a third party, further details of which are set out in notes 24 and 43(b) of this section.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

42. RELATED PARTY DISCLOSURES (continued)

(c) Outstanding balances with related parties

(i) Details of the Target Group's balances with fellow subsidiaries, the jointly-controlled entity and related companies included in deposits and other debtors, trade and bills payables and other liabilities are disclosed in notes 23, 32 and 33 of this section, respectively.

(ii) Details of the balances with the jointly-controlled entity, the ultimate holding company, fellow subsidiaries and related companies are disclosed in notes 17(b) and 24 of this section.

(d) Transactions with other state-owned entities in Mainland China

The Target Group operates in an economic environment predominated by enterprises directly or indirectly owned and/or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively "Other SOEs"). During the Relevant Periods, the Target Group has transactions with Other SOEs including, but not limited to, the sale of piped natural gas and coal gas, bank deposits and borrowings, and utilities consumptions. The directors consider that the transactions with the Other SOEs are activities in the ordinary course of the Target Group's business, and that the dealings of the Target Group have not been significantly or unduly affected by the fact that the Target Group and the Other SOEs are ultimately controlled or owned by the PRC government. The Target Group has also established pricing policies for products and such pricing policies do not depend on whether or not the customers are Other SOEs. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

(e) Compensation of key management personnel of the Target Group

Target Group

	Year ended 31 December		
	2004	**2005**	**2006**
	RMB'000	*RMB'000*	*RMB'000*
Short term employee benefits	4,187	7,041	9,053
Post-employment benefits	239	333	469
Other long term benefits	–	–	–
Termination benefits	–	–	–
	4,426	7,374	9,522

Further details of directors' emoluments are included in note 10 of this section.

The directors of the Target Group are of the opinion that the above transactions were conducted in the ordinary course of business of the Target Group.

I. COMBINED FINANCIAL INFORMATION (continued)

Notes to the Combined Financial Information (continued)

43. EVENTS AFTER THE BALANCE SHEET DATE

Subsequent to the Relevant Periods, the following significant events occurred:

(a) On 18 January 2007, Gas Group entered into an agreement with Original Gas Group to purchase 11 buildings and associated structures from Original Gas Group at consideration of RMB1.8 million.

(b) Pursuant to an entrusted investment agreement (the "Entrusted Investment Agreement") entered into between Gas Group and Beijing Enterprises Group on 2 February 2007, Gas Group entered into a joint venture agreement with a third party on 6 January 2007 to form a joint venture proposed to be named 唐山市燃氣集團有限公司 ("Tangshan JV"). Tangshan JV will be incorporated with a registered capital of approximately RMB540 million and held by Gas Group and the third party in interests of 49% and 51 %, respectively. Tangshan JV will be engaged in the distribution and sale of coal gas in Tang Shan City, Hebei Province, the PRC. Pursuant to the Entrusted Investment Agreement, Gas Group will hold the investment in Tangshan JV on behalf of Beijing Enterprises Group and all rewards and risks of the investment will vest with Beijing Enterprises Group. The third party has agreed to the agency arrangement with a letter of consent given by it on 7 February 2007. As at the date of this report, Tangshan JV has not been incorporated.

(c) During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New Corporate Income Tax Law") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the financial impact of the New Corporate Income Tax Law on the Target Group cannot be reasonably estimated at this stage.

(d) On 20 March 2007, as part of the Reorganisation, Beijing Enterprises Group transferred all its equity interest in Gas Group to the Target Company at nil consideration. Upon the completion of the transaction and pursuant to the approval document 商資批 [2007] No. 29 issued by the MOC on 15 February 2007, Gas Group was transformed to a wholly-foreign-owned enterprise under PRC Law.

(e) Pursuant to a notice 京發改[2007] NO. 573 issued by the BMCDR on 30 March 2007, retail price of piped natural gas sold to household customers in Beijing was increased by RMB0.15 per cubic metre (inclusive of value-added tax) from RMB1.90 per cubic metre to RMB2.05 per cubic metre and a natural gas price passthrough mechanism was established such that future retail prices of natural gas for different categories of customers in Beijing will be adjusted in line with any future changes in the purchase price of natural gas, subject to approval from the Beijing Municipal Government for each adjustment. The natural gas price passthrough mechanism is subject to a review for every three years.

The above-mentioned change in retail price of piped natural gas sold to household customers and the natural gas price passthrough mechanism were both became effective on 1 April 2007.

(f) On 10 April 2007, the Target Group entered into various agreements with Original Gas Group in respect of leasing arrangements, the provision of services and the purchase and sale of goods. Further details of which are set out in the section headed "Connected transactions and continuing connected transactions" contained in the Circular.

(g) Pursuant to a notice from Beijing Enterprises Group dated 25 April 2007 and an agreement dated 27 April 2007 entered into between Original Gas Group and Gas Group, Gas Group is required to repay the amount of those trade receivables, that are subsequently recovered and for which full impairment provision has been made as at the effective date of the Original Gas Group Segregation of 31 December 2006, to Original Gas Group.

II. DISTRIBUTABLE RESERVES

The Target Company had no reserves available for distribution to shareholders as at 31 December 2006.

III. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Target Company or any of the companies now comprising the Target Group in respect of any period subsequent to 31 December 2006.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

A. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

INTRODUCTION

The accompanying unaudited pro forma financial information of the Enlarged Group, comprising unaudited pro forma income statement, balance sheet and cash flow statement of the Enlarged Group, has been prepared by the directors of the Company in accordance with paragraph 4.29 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, for illustrative purposes only, to provide information about how the proposed Acquisition (as defined in this circular) as detailed in the "Letter from the Board" included in this circular might have affected the results of operations, financial position and cash flows of the Group as if the Acquisition had been completed, and the Reorganisation (as defined in Appendix II to this circular) taken effect on (i) 1 January 2006 in respect of the unaudited pro forma income statement and cash flow statement of the Enlarged Group; and (ii) 31 December 2006 in respect of the unaudited pro forma balance sheet of the Enlarged Group.

The unaudited pro forma financial information of the Enlarged Group has been prepared based on the audited consolidated financial statements of the Group for the year ended 31 December 2006 as set out in Section B of Appendix I to this circular and the audited combined financial information of the Target Group as set out in the accountants' report in Appendix II to this circular after giving effect to the pro forma adjustments as described in the accompanying notes. A narrative description of the pro forma adjustments of the Acquisition that are (i) directly attributable to the transactions; (ii) expected to have a continuing impact on the Group and the Target Group; and (iii) factually supportable, is summarised in the accompanying notes.

The unaudited pro forma financial information of the Enlarged Group is based on a number of assumptions, estimates, uncertainties and currently available information. As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma financial information of the Enlarged Group does not purport to describe the actual results of operations, financial position and cash flows of the Enlarged Group that would have been attained had the Acquisition been completed, and the Reorganisation taken effect on the dates indicated herein. Furthermore, the accompanying unaudited pro forma financial information of the Enlarged Group does not purport to predict the Enlarged Group's future results of operations, financial position or cash flows.

The unaudited pro forma financial information of the Enlarged Group should be read in conjunction with the audited financial information of the Group as set out in Section B of Appendix I to this circular, the audited combined financial information of the Target Group as set out in Appendix II to this circular and other financial information included elsewhere in this circular.

UNAUDITED PRO FORMA INCOME STATEMENT OF THE ENLARGED GROUP FOR THE YEAR ENDED 31 DECEMBER 2006

	The Group HK$'000 (Note (1))	The Target Group RMB'000 (Note (2))	The Target Group HK$'000 (Note (2))	Pro forma adjustments HK$'000	Notes	Pro forma combined: The Enlarged Group HK$'000
CONTINUING OPERATIONS:						
REVENUE	7,246,920	6,010,181	5,857,876			13,104,796
Cost of sales	(4,815,447)	(5,212,864)	(5,080,763)	56,845	8	(9,839,365)
Gross profit	2,431,473	797,317	777,113			3,265,431
Gain on deemed disposal of interests in subsidiaries	146,957	–	–			146,957
Other income and gains, net	294,430	46,620	45,439			339,869
Selling and distribution costs	(834,775)	(73,681)	(71,814)			(906,589)
Administrative expenses	(858,241)	(306,870)	(299,094)	(172)	8	(1,179,183)
				(6,841)	9	
				21,501	10	
				(37,831)	11	
				1,495	12	
Dilution losses on share reforms of subsidiaries	(485,827)	–	–			(485,827)
Other operating expenses, net	(231,440)	(44,491)	(43,364)			(274,804)
PROFIT FROM OPERATING ACTIVITIES	462,577	418,895	408,280			905,854
Finance costs	(103,711)	(40,845)	(39,810)	(90,000)	15	(278,526)
				(45,005)	16	
Share of profits and losses of:						
Jointly-controlled entities	688	171,244	166,904			167,592
Associates	64,644	–	–			64,644
PROFIT BEFORE TAX	424,198	549,294	535,374			859,564
Tax	(169,823)	(66,334)	(64,653)	(18,702)	8	(299,442)
				7,153	13	
				(53,417)	14	
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	254,375	482,960	470,721			560,122
DISCONTINUED OPERATIONS:						
Profit for the year from discontinued operations	353,875	–	–			353,875
PROFIT FOR THE YEAR	608,250	482,960	470,721			913,997
ATTRIBUTABLE TO:						
Shareholders of the Company	338,668	480,207	468,038	(164,974)	8, 9, 10, 11, 12, 13,14,15, 16	641,732
Minority interests	269,582	2,753	2,683			272,265
	608,250	482,960	470,721			913,997

UNAUDITED PRO FORMA BALANCE SHEET OF THE ENLARGED GROUP AS AT 31 DECEMBER 2006

	The Group	The Target Group		Pro forma adjustments	Notes	Pro forma combined: The Enlarged Group
	HK$'000	*RMB'000*	*HK$'000*	*HK$'000*		*HK$'000*
	(Note (1))	*(Note (2))*	*(Note (2))*			
ASSETS						
Non-current assets:						
Property, plant and equipment	7,681,882	7,938,014	7,938,014	(464,433)	*3*	15,155,463
Investment properties	272,904	–	–			272,904
Prepaid land premiums	302,757	412,925	412,925	8,801	*3*	724,483
Goodwill	44,177	3,421	3,421	2,936,810	*5*	2,984,408
Other intangible assets	1,450,584	10,135	10,135			1,460,719
Interests in jointly-controlled entities	1,921	2,628,275	2,628,275			2,630,196
Interests in associates	519,854	–	–			519,854
Prepayments, deposits and other receivables	130,008	–	–			130,008
Restricted cash and pledged deposits	2,200	118,051	118,051			120,251
Available-for-sale investments	352,914	–	–			352,914
Deferred tax assets	663	190,557	190,557	150,359	*4*	341,579
Total non-current assets	10,759,864	11,301,378	11,301,378			24,692,779
Current assets:						
Prepaid land premiums	8,086	8,456	8,456			16,542
Inventories	1,648,707	39,041	39,041			1,687,748
Amounts due from customers for contract work	–	35	35			35
Trade and bills receivables	458,313	602,776	602,776			1,061,089
Prepayments, deposits and other receivables	1,644,518	488,664	488,664	(1,000,000)	*6(b)*	1,133,182
Financial assets at fair value through profit or loss	9,706	–	–			9,706
Taxes recoverable	27,258	–	–			27,258
Restricted cash and pledged deposits	59,305	103,677	103,677			162,982
Cash and cash equivalents	2,708,395	644,080	644,080			3,352,475
Total current assets	6,564,288	1,886,729	1,886,729			7,451,017
TOTAL ASSETS	17,324,152	13,188,107	13,188,107			32,143,796

	The Group HK$'000 (Note (1))	The Target Group RMB'000 (Note (2))	HK$'000 (Note (2))	Pro forma adjustments HK$'000	Notes	Pro forma combined: The Enlarged Group HK$'000
EQUITY AND LIABILITIES						
Equity attributable to shareholders of the Company	8,870,705	9,016,258	9,016,258	(9,016,258)	5	16,470,605
				7,599,900	6,7	
Minority interests	4,189,100	8,712	8,712			4,197,812
TOTAL EQUITY	13,059,805	9,024,970	9,024,970			20,668,417
Non-current liabilities:						
Bank and other borrowings	566,998	634,203	634,203	2,000,000	6(b)	3,201,201
Convertible bonds	464	–	–			464
Defined benefits plans	–	188,660	188,660			188,660
Government grants	–	3,194	3,194	(3,194)	17	–
Deferred income	–	18,045	18,045	(18,045)	17	–
Other long term liabilities	21,570	–	–	955,095	6(b)	997,904
				3,194	17	
				18,045	17	
Deferred tax liabilities	20,512	–	–			20,512
Total non-current liabilities	609,544	844,102	844,102			4,408,741
Current liabilities:						
Trade and bills payables	733,615	499,649	499,649			1,233,264
Amounts due to customers for contract work	–	18,516	18,516			18,516
Other payables and accruals	1,036,140	2,362,881	2,362,881	92,800	6(c)	3,491,821
Taxes payable	551,098	245,052	245,052			796,150
Bank and other borrowings	1,333,950	192,937	192,937			1,526,887
Total current liabilities	3,654,803	3,319,035	3,319,035			7,066,638
TOTAL LIABILITIES	4,264,347	4,163,137	4,163,137			11,475,379
TOTAL EQUITY AND LIABILITIES	17,324,152	13,188,107	13,188,107			32,143,796

UNAUDITED PRO FORMA CASH FLOW STATEMENT OF THE ENLARGED GROUP FOR THE YEAR ENDED 31 DECEMBER 2006

	The Group HK$'000 (Note (1))	The Target Group RMB'000 (Note (2))	The Target Group HK$'000 (Note (2))	Pro forma adjustments HK$'000	Notes	Pro forma combined: The enlarged Group HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES						
Profit before tax:						
From continuing operations	424,198	549,294	535,374	(100,008)	8, 9, 10, 11, 12, 15, 16	859,564
From discontinued operations	701,851	–	–			701,851
Adjustments for:						
Finance costs	114,893	40,845	39,810	90,000 45,005	15 16	289,708
Fair value gains on investment properties, net	(4,580)	–	–			(4,580)
Excess over the cost of acquisition of subsidiaries and minority interests	(889)	–	–			(889)
Share of profits and losses of jointly-controlled entities and associates	(58,672)	(171,244)	(166,904)			(225,576)
Depreciation	705,779	429,311	418,432	(56,845) (21,501)	8 10	1,045,865
Amortisation of operating concessions	106,415	–	–			106,415
Amortisation of other intangible assets	–	1,327	1,293			1,293
Amortisation of management information systems	2,000	–	–			2,000
Amortisation of licences	449	–	–			449
Amortisation of deferred development costs	670	–	–			670
Impairment of items of property, plant and equipment	1,916	–	–			1,916
Impairment of goodwill	44,625	–	–			44,625
Impairment of available-for-sale investments	90,770	–	–			90,770
Impairment of an amount due from an associate	5,500	–	–			5,500
Impairment of trade and bills receivables	15,838	41,370	40,322			56,160
Impairment of other receivables	94,226	35	34			94,260
Provision against inventories, net	3,459	–	–			3,459
Interest income	(82,177)	(8,629)	(8,410)			(90,587)

	The Group HK$'000 (Note (1))	The Target Group RMB'000 (Note (2))	The Target Group HK$'000 (Note (2))	Pro forma adjustments HK$'000	Notes	Pro forma combined: The enlarged Group HK$'000
Investment income	(1,436)	–	–			(1,436)
Gain on disposal of items of property, plant and equipment, net	(111,341)	(2,542)	(2,478)			(113,819)
Gain on disposal of investment properties	(3,189)	–	–			(3,189)
Gain on disposal of interests in subsidiaries, net	(141,469)	–	–			(141,469)
Gain on deemed disposal of interests in subsidiaries	(146,957)	–	–			(146,957)
Dilution losses on share reforms of subsidiaries	485,827	–	–			485,827
Loss on deemed disposal of an interest in an associate	499	–	–			499
Gain on disposal of available-for-sale investments	(47,676)	–	–			(47,676)
Gain on disposal of financial assets at fair value through profit or loss, net	(2,563)	–	–			(2,563)
Fair value gains on financial assets at fair value through profit or loss, net	(8,919)	–	–			(8,919)
Deferred income recognised	–	(1,450)	(1,413)			(1,413)
Employee share option benefits	26,493	–	–			26,493
Operating profit before working capital changes	2,215,540	878,317	856,060			3,028,251
(Increase)/decrease in prepaid land premiums	(22,986)	1,409	1,373	172 6,841	8 9	(14,600)
Decrease in properties under development	322,301	–	–			322,301
Increase in properties held for sale	(239,497)	–	–			(239,497)
Increase in inventories	(336,792)	(13,255)	(12,919)			(349,711)
(Increase)/decrease in amounts due from customers for contract work	(5,133)	1,201	1,171			(3,962)
Decrease in trade and bills receivables	76,322	111,526	108,700			185,022
Increase in prepayments, deposits and other receivables	(676,865)	(176,845)	(172,364)			(849,229)

	The Group HK$'000 (Note (1))	The Target Group RMB'000 (Note (2))	HK$'000 (Note (2))	Pro forma adjustments HK$'000	Notes	Pro forma combined: The enlarged Group HK$'000
Purchases of financial assets at fair value through profit or loss	(38,140)	–	–			(38,140)
Proceeds from disposal of financial assets at fair value through profit or loss	74,545	–	–			74,545
Increase in taxes recoverable	2,228	–	–			2,228
Increase/(decrease) in trade and bills payables	555,282	(4,015)	(3,913)			551,369
Increase/(decrease) in amounts due to customers for contract work	1,924	(6,943)	(6,767)			(4,843)
Increase in other payables and accruals	524,490	801,491	781,180	37,831	*11*	1,343,501
Increase/(decrease) in other taxes payable	29,791	(20,648)	(20,125)			9,666
Increase in other long term liabilities	7,147	–	–			7,147
Increase in defined benefits plans	–	14,916	14,538	(1,495)	*12*	13,043
Exchange adjustments	3,751	–	16,323			20,074
Cash generated from operations	2,493,908	1,587,154	1,563,257			4,057,165
Dividends received from jointly-controlled entities and associates	2,761	125,684	122,499			125,260
Hong Kong profits tax paid	(4,605)	–	–			(4,605)
Mainland China income tax paid	(236,538)	(40,849)	(39,814)			(276,352)
Overseas income tax paid	(1,490)	–	–			(1,490)
Net cash inflow from operating activities	2,254,036	1,671,989	1,645,942			3,899,978

	The Group	The Target Group		Pro forma adjustments	Notes	Pro forma combined: The enlarged Group
	HK$'000	*RMB'000*	*HK$'000*	*HK$'000*		*HK$'000*
	(Note (1))	*(Note (2))*	*(Note (2))*			
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of items of property, plant and equipment	(1,520,316)	(1,179,693)	(1,149,798)			(2,670,114)
Proceeds from disposal of items of property, plant and equipment	248,384	6,683	6,514			254,898
Proceeds from disposal of investment properties	5,974	–	–			5,974
Purchases of other intangible assets	(1,639)	(4,627)	(4,510)			(6,149)
Share reform expenses	(3,451)	–	–			(3,451)
Acquisition of subsidiaries	(231,571)	–	–	(2,000,000)	*6(b)*	(2,231,571)
Disposal of subsidiaries	(189,126)	–	–			(189,126)
Deconsolidation of subsidiaries	(343,086)	–	–			(343,086)
Acquisition of and increase in investments in jointly-controlled entities and associates	(60,902)	(438,080)	(426,979)			(487,881)
Proceeds from disposal of interests in jointly-controlled entities and associates	1,462	–	–			1,462
Net increase in amounts due from/to and loans to jointly-controlled entities and associates	(49,657)	–	–			(49,657)
Purchases of available-for-sale investments	(350,682)	–	–			(350,682)
Proceeds from disposal of available-for-sale investments	134,013	–	–			134,013
Decrease in time deposits with maturity of more than three months when acquired	88,768	–	–			88,768
(Increase)/decrease in restricted cash and pledged deposits	(49,962)	221,208	215,602			165,640
Interest received	45,836	8,629	8,410			54,246
Investment income received	1,436	–	–			1,436
Net cash outflow from investing activities	(2,274,519)	(1,385,880)	(1,350,761)			(5,625,280)

	The Group HK$'000 (Note (1))	The Target Group RMB'000 (Note (2))	The Target Group HK$'000 (Note (2))	Pro forma adjustments HK$'000	Notes	Pro forma combined: The enlarged Group HK$'000
CASH FLOWS FROM FINANCING ACTIVITIES						
Capital contributions from minority shareholders	336,073	–	–			336,073
Net distributions to Beijing Enterprises Group	–	(191,072)	(186,230)			(186,230)
New loans	3,038,791	150,000	146,199	2,000,000	*6(b)*	5,184,990
Repayment of loans	(3,710,875)	(59,512)	(58,004)			(3,768,879)
Interest paid	(108,892)	(40,845)	(39,810)			(148,702)
Dividends paid	(186,750)	(136,111)	(132,662)			(319,412)
Dividends paid to minority shareholders	(164,368)	(561)	(547)			(164,915)
Government grants received	–	710	692			692
Government grants utilised	–	(3,937)	(3,837)			(3,837)
Net cash outflow from financing activities	(796,021)	(281,328)	(274,199)			929,780
NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	(816,504)	4,781	20,982			(795,522)
Cash and cash equivalents at beginning of year	3,417,574	639,299	623,098			4,040,672
Effect of foreign exchange rate changes, net	105,612	–	–			105,612
CASH AND CASH EQUIVALENTS AT END OF YEAR	2,706,682	644,080	644,080			3,350,762
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS						
Cash and bank balances	2,597,596	755,808	755,808			3,353,404
Cash equivalents	50,225	–	–			50,225
Time deposits	122,079	110,000	110,000			232,079
	2,769,900	865,808	865,808			3,635,708
Less: Restricted cash and pledged deposits	(61,505)	(221,728)	(221,728)			(283,233)
Time deposits with maturity of more than three months when acquired	(1,713)	–	–			(1,713)
	2,706,682	644,080	644,080			3,350,762

Notes:

1. The balances are extracted from the audited financial information of the Group for the year ended 31 December 2006 as set out in Section B of Appendix I to this circular.

2. The balances are extracted from the audited combined financial information of the Target Group for the year ended 31 December 2006 as set out in Appendix II to this circular and were translated to Hong Kong dollars at translation rates of HK$100 = RMB100 in respect of the unaudited pro forma balance sheet and HK$100 = RMB102.6 in respect of the unaudited pro forma income statement and cash flow statement.

3. Being fair value adjustments for the Target Group's property, plant and equipment and prepaid land premiums of approximately HK$464,433,000 and HK$8,801,000, respectively, which represent the net deficit and surplus of the estimated fair values of the property, plant and equipment and prepaid land premiums of approximately HK$7,473,581,000 and HK$430,182,000, respectively, when compared to their respective aggregate net carrying amounts of approximately HK$7,938,014,000 and HK$421,381,000 in the combined financial information of the Target Group as at 31 December 2006, as set out in Appendix II to this circular.

   The estimated fair values of the Target Group's buildings and prepaid land premiums are determined by reference to the valuation of these assets as at 28 February 2007 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, as set out in Appendix V to this circular. The estimated fair values of the Target Group's remaining property, plant and equipment are determined by reference to the valuation of structures associated with the buildings as at 31 December 2006 and the valuation of other property, plant and equipment as at 31 December 2005, as adjusted for the depreciation for the period from 1 January 2006 to 31 December 2006, performed by 北京德威評估有限責任公司, independent valuers registered in the PRC.

4. Being deferred tax effects of the fair value adjustments on property, plant and equipment and prepaid land premiums as detailed in note 3 above. The deferred tax has been calculated at a rate of 33%, being the applicable tax rate of the Target Group.

   The relevant portion of the deferred tax assets will be reversed and charged to the income statement upon depreciation/amortisation of the property, plant and equipment and prepaid land premiums over their respective estimated remaining useful lives.

5. Being adjustment for recognition of goodwill of approximately HK$2,936,810,000 arising on the Acquisition. Under Hong Kong Financial Reporting Standard 3 "Business Combinations" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), the Group will apply the purchase method to account for the acquisition of the Target Group in the consolidated financial statements of the Group. The amount of HK$2,936,810,000 represents the excess of the cost of the Acquisition of approximately HK$11,647,795,000 (note 6) over the fair values of identifiable assets, liabilities and contingent liabilities of the Target Group, amounting to approximately HK$8,710,985,000 (see below).

   The goodwill arising on the Acquisition is calculated as follows:

	HK$'000
Total cost of the Acquisition *(note 6)*	11,647,795
Net assets of the Target Group acquired as at 31 December 2006	9,016,258
Fair value adjustments on the Acquisition *(note 3)*	(455,632)
Deferred tax assets recognised in respect of fair value adjustments *(note 4)*	150,359
Fair value of net assets of the Target Group acquired	8,710,985
Goodwill arising on the Acquisition *(note 6(a))*	2,936,810

Notes: (continued)

6. In accordance with the Sale and Purchase Agreement (as defined in this circular), the consideration for the Acquisition is HK$11,600,000,000, satisfied as to: (i) HK$7,599,900,000 by the issue of 411,250,000 ordinary shares of the Company at the Completion (as defined in this circular); and (ii) HK$4,000,100,000 in cash.

   An analysis of the total cost of the Acquisition is set out as follows:

	Nominal value *HK$'000*	**Fair value** *HK$'000*
Consideration for the Acquisition:		
– the portion satisfied by the issue of 411,250,000 ordinary shares of the Company *(note (a))*	7,599,900	7,599,900
– the portion satisfied in cash *(note (b))*	4,000,100	3,955,095
	11,600,000	11,554,995
Estimated expenses incurred directly on the Acquisition *(note (c))*		92,800
Total cost of the Acquisition		11,647,795

Notes:

(a) The consideration for the Acquisition was based on the 411,250,000 ordinary shares of the Company issued at HK$18.48 per share. However, the fair value of the shares issued as consideration for the Acquisition so arrived as aforesaid and used for the purpose of the unaudited pro forma financial information set out above may be substantially different from the fair value of the shares issued as consideration for the Acquisition at the date of the Completion. Accordingly, the actual goodwill arising on the Acquisition may differ significantly from that shown in note 5 above.

(b) In accordance with the Sale and Purchase Agreement, the HK$4,000,100,000 cash consideration payable for the Acquisition will be settled in two instalments of HK$3,000,000,000 and HK$1,000,100,000, which become payable upon the Completion and on or before 30 June 2008, respectively. Based on the current settlement plan stipulated by the Group, HK$2,000,000,000 of the first instalment of the cash consideration will be financed by a 5-year syndicated bank loan and the remaining balance of the first instalment of HK$1,000,000,000 will be settled through the Group's current accounts with holding companies and group companies of Beijing Enterprises Group.

   The fair value of the cash consideration payable for the Acquisition, calculated in accordance with Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" issued by the HKICPA, is as follows:

	HK$'000
Fair value of the cash consideration payable for the Acquisition:	
– the first instalment of HK$3,000,000,000	3,000,000
– the second instalment of HK$1,000,100,000	955,095
	3,955,095

(c) The direct expenses of legal and professional services related to the Acquisition, among others, and for the purpose of the preparation of this circular are estimated to be approximately HK$92,800,000.

Notes: (continued)

7. Upon the issuance of new shares by the Company in connection with the Acquisition at a value of HK$7,599,900,000, the share capital of the Company will be increased by HK$41,125,000 and the share premium arising from the issuance is approximately HK$7,558,775,000.

8. Being adjustment for the depreciation/amortisation of the property, plant and equipment and prepaid land premiums arising from the fair value adjustments as set out in note 3 and the related deferred tax calculated at a rate of 33% of the fair value adjustments in note 4. The property, plant and equipment and prepaid land premiums are depreciated on the straight-line basis to write off their respective costs to their respective residual values over their estimated useful lives.

9. Being adjustment for additional amortisation of prepaid land premiums, which were injected by Beijing Enterprises Group to the Target Group in November 2006, as if the capital injection had been made on 1 January 2006.

10. Being reversal of depreciation of RMB22,060,000 (approximately HK$21,501,000) charged to the combined income statement of the Target Group for the year ended 31 December 2006 of those operating assets that are associated with the Relevant Businesses (as defined in Appendix II to this circular) in the Target Group but are retained by Original Gas Group pursuant to the Original Gas Group Segregation (as defined in Appendix II to this circular) as part of the Reorganisation. Since these assets were not transferred to the Target Group as part of the Reorganisation, the depreciation charge of these assets included in the combined financial information of the Target Group for the year ended 31 December 2006 as set out in Appendix II to this circular is reversed as if the Original Gas Group Segregation (being part of the Reorganisation) had taken effect on 1 January 2006 (see note 11 below).

11. Being recognition of rental expenses of RMB38,814,600 (approximately HK$37,831,000) in respect of those operating assets that are retained by Original Gas Group but leased by the Target Group immediately after the completion of the Original Gas Group Segregation on 31 December 2006. In order for the Target Group to continue the Relevant Businesses, the operating assets as mentioned in note 10 above will be leased by the Target Group from Original Gas Group immediately after the completion of the Original Gas Group Segregation pursuant to the leasing contract entered into between the two parties on 10 April 2007, further details of the lease arrangement are set out in the section headed "Connected Transactions and Continuing Connected Transactions" in the "Letter from the Board" included in this circular. As this lease arrangement will have a continuing impact on the Target Group, a pro forma adjustment is made to recognise the rental expenses arising from the aforesaid lease arrangement.

12. Being reversal of the cost of defined benefits plans of RMB1,534,000 (approximately HK$1,495,000) charged to the combined income statement for the year ended 31 December 2006 of the Target Group in respect of those employees who had retired before the effective date of the Original Gas Group Segregation of 31 December 2006 as if the Original Gas Group Segregation (being part of the Reorganisation) had taken effect on 1 January 2006 because Original Gas Group agreed to assume all obligations to these employees who were covered by the relevant defined benefits plans pursuant to the Original Gas Group Segregation.

13. Being current tax effect calculated at the tax rate of 33% applicable to the Target Group as a result of the adjustments as set out in notes 9, 10, 11 and 12.

Notes: (continued)

14. Being reversal of the tax benefit available to the Target Group prior to the effective date of the Original Gas Group Segregation in connection with the Contributed Facilities (as defined in Appendix II to this circular).

    As detailed in note 3 of Section I in Appendix II to this circular, for the purpose of the preparation of the audited combined financial information of the Target Group set out in Appendix II to this circular, the Contributed Facilities, together with the related depreciation charges, have not been included in the audited combined financial information of the Target Group. However, the tax benefit of approximately RMB54,806,000 (approximately HK$53,417,000) for the year ended 31 December 2006 arising from the depreciation charges of the Contributed Facilities were reflected in the combined financial information for the year ended 31 December 2006 as, in the opinion of the directors of the Target Company, such tax benefit was directly related to the Relevant Businesses and had actually been obtained from relevant tax authority and hence, the inclusion of which in the combined financial information for the year ended 31 December 2006 reflects the actual tax charges and liabilities of the Target Group for that year.

    However, the Contributed Facilities, including those that existed as at the effective date of the Original Gas Group Segregation of 31 December 2006 and those that would be contributed subsequent to that date, would not be transferred to the Target Group pursuant to the Reorganisation. Accordingly, any tax liability and benefit, if any, associated with the Contributed Facilities will no longer be relevant to the Target Group upon the completion of the Original Gas Group Segregation. In view of this, the tax benefit of approximately HK$53,417,000 arising from the depreciation charges of the Contributed Facilities that were reflected in the combined financial information of the Target Group for the year ended 31 December 2006 was reversed as if the Original Gas Segregation (being part of the Reorganisation) has taken effect on 1 January 2006 for the purpose of the preparation of the unaudited pro forma financial information of the Enlarged Group set out above.

15. Being adjustment for the increase in interest expenses incurred as a result of the borrowing of a syndicated bank loan in an amount of HK$2,000,000,000 for the settlement of a portion of the first instalment of the cash consideration for the Acquisition as detailed in note 6(b) above. The interest rate used for the purpose of this adjustment is 4.5%, being the interest rate prevailing at the date of this circular that is offered to the Group for such syndicated loan, and the date of borrowing is assumed to be 1 January 2006 for the purpose of the unaudited pro forma income statement and cash flow statement of the Enlarged Group, and 31 December 2006 for the purpose of the unaudited pro forma balance sheet of the Enlarged Group.

16. Being recognition of imputed interest expenses for the second instalment of the cash consideration for the Acquisition as detailed in note 6(b) above, based on the term of the Sale and Purchase Agreement that the second instalment is payable in one year after the Acquisition took place.

17. Being adjustment for the reclassification of government grants and deferred income of the Target Group to other long term liabilities to conform to the presentation of the Group.

B. ACCOUNTANTS' REPORT ON THE PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report, prepared for the sole purpose of inclusion in this circular, received from the independent reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong, in respect of the unaudited pro forma income statement, balance sheet and cash flow statement of the Enlarged Group as set out in Section A of Appendix III to this circular. As described in the section headed "Documents Available for Inspections" in Appendix VI, a copy of the accountants' report is available for inspection.

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

30 April 2007

The Directors
Beijing Enterprises Holdings Limited

Dear Sirs,

We report on the unaudited pro forma financial information (the "Unaudited Pro Forma Financial Information") set out in Section A of Appendix III to the shareholders' circular (the "Circular") of Beijing Enterprises Holdings Limited (the "Company", together with its subsidiaries are referred to as the "Group") dated 30 April 2007, which has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the proposed acquisition of the entire issued share capital of Beijing Gas Group (BVI) Co., Ltd. (the "Target Company", together with its subsidiaries are referred to as the "Target Group"), might have affected the historical financial information presented therein. The basis of preparation of the Unaudited Pro Forma Financial Information is set out in section headed "Introduction" in Section A of Appendix III to the Circular.

Respective responsibilities of directors of the Company and reporting accountants

It is solely the responsibility of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements (HKSIR) 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of:

- the financial position of the Group as at 31 December 2006 had the acquisition of the Target Group actually been completed, and the reorganisation of the Target Group actually taken effect on that date or any future date; or
- the results of operations and cash flows of the Group for the year ended 31 December 2006 had the acquisition of the Target Group actually been completed, and the reorganisation of the Target Group actually taken effect on 1 January 2006 or any future periods.

Opinion

In our opinion:

a. the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

C. INDEBTEDNESS STATEMENT OF THE ENLARGED GROUP

Borrowings

At the close of business on 28 February 2007, being the latest practicable date prior to the printing of this circular for the purpose of this indebtedness statement, the Enlarged Group (as defined in the Circular) had the following borrowings:

	28 February 2007
	HK$'000
Bank loans:	
Secured *(note (a))*	125,060
Unsecured *(note (b))*	1,621,859
	1,746,919
Other loans, unsecured *(note (b))*	847,723
Convertible bonds, unsecured	402
Total borrowings	2,595,044

Notes:

(a) The Enlarged Group's secured bank and other loans as at 28 February 2007 were secured by the following:

(i) mortgages over certain of the Enlarged Group's buildings and plant and machinery with an aggregate carrying amount at 28 February 2007 of HK$140 million; and

(ii) mortgages over certain of the Enlarged Group's bank balances at the balance sheet date of HK$24 million in aggregate.

(b) Certain of the Enlarged Group's unsecured bank and other loans as at 28 February 2007 were guaranteed by the following:

(i) guarantees by the joint venture partners of certain of the Enlarged Group's PRC subsidiaries or their associates and a jointly-controlled entity of approximately HK$160 million;

(ii) guarantees by related parties of approximately HK$454 million; and

(iii) guarantees by third parties of approximately HK$244 million.

Contingent liabilities

At the close of business on 28 February 2007, the Enlarged Group had the following material contingent liabilities:

	28 February 2007 *HK$'000*
Guarantee given for banking facilities granted to a company which has been deconsolidated	200,000
Guarantee given for banking facilities granted to a related company	150,000
Guarantee given in respect of a specific performance of an infrastructure project to be undertaken by a jointly-controlled entity	68,456
	418,456

Save as aforesaid or as otherwise disclosed herein and apart from the intra-group liabilities, the Enlarged Group did not have, at the close of business on 28 February 2007, other outstanding liabilities or any mortgages, charges, debentures, loan capital, bank overdrafts, loans, liabilities under acceptance or other similar indebtedness, hire purchase or finance lease obligations or any guarantees or other material contingent liabilities.

D. WORKING CAPITAL OF THE ENLARGED GROUP

The directors of the Company are of the opinion that, after taking into account the internal resources, the necessary banking facilities in place and other sources of financing available to the Enlarged Group, the Enlarged Group will, following the completion of the Acquisition, have sufficient working capital for its present requirements for the next 12 months from the date of this circular in the absence of material unforeseen circumstances.

The forecast of the Target Group's combined profit for the year attributable to the shareholder of the Target Company for the year ending 31 December 2007 is set out in the section headed "Financial Effects of the Acquisition on the Group" in the "Letter from the Board" set out in this circular.

A. BASES AND ASSUMPTIONS

The directors of the Company and the Target Company have prepared the forecast of the Target Group's combined profit for the year attributable to the shareholder of the Target Company for the year ending 31 December 2007 based on the unaudited management accounts of the companies now comprising the Target Group and of the jointly-controlled entity of the Target Group for the two months ended 28 February 2007 and a forecast of the combined results of the Target Group for the remaining ten months ending 31 December 2007. The forecast has been prepared on a basis consistent in all material respects with the accounting policies currently adopted by the Target Group as summarised in Appendix II to this circular and has been based on the following principal assumptions:

- there will be no material change in existing political, legal, fiscal, market or economic conditions in Mainland China, Hong Kong, or any other country or territory in which the Target Group currently operate or which are otherwise material to the Target Group's business and revenues;

- there will be no changes in legislation, regulations or rules governing the industry of distribution and sale of natural gas operations in Mainland China, Hong Kong or any other country or territory in which we operate or with which the Target Group has arrangements or agreements, which materially adversely affect the business or operations of the Target Group;

- there will be no material change in the bases or rates of taxation, surcharges or other government levies applicable to the Target Group, except as otherwise disclosed in this circular;

- there will be no material changes in inflation rates, interest rates or foreign currency exchange rates from those prevailing as of the date of the Announcement; and

- the Target Group's operations will not be adversely affected or interrupted by any force majeure events or unforeseeable factors or any unforeseeable reasons that are beyond the control of its management, including but not limited to the occurrence of natural disasters, epidemics or serious accidents, labor shortages and disputes. In addition, the Target Group will be able to recruit enough employees to meet its operating requirements during the forecast period.

B. LETTERS

The following is the text of the letters received by the directors of the Company from the Company's reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong, and from the Company's Financial Advisers, in connection with the forecast of the Target Group's combined profit for the year attributable to the shareholder of the Target Company for the year ending 31 December 2007 and prepared for the sole purpose of inclusion in this circular.

(i) LETTER FROM ERNST & YOUNG

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street
Central
Hong Kong

10 April 2007

The Directors
Beijing Enterprises Holdings Limited

Dear Sirs,

We have reviewed the accounting policies and calculations adopted in arriving at the forecast (the "Forecast") of the combined profit for the year attributable to the shareholder of Beijing Gas Group (BVI) Co., Ltd. (the "Target Company") in respect of the Target Company and its subsidiaries (hereinafter collectively referred to as the "Target Group") for the year ending 31 December 2007, for which the directors of Beijing Enterprises Holdings Limited (the "Company") and the management of the Target Group are solely responsible, as set out in the paragraph headed "Profit Forecast" in the section headed "Information on the Target Group" in the announcement of the Company dated 10 April 2007. The Forecast has been prepared by the directors of the Company and the management of the Target Group based on the unaudited management accounts of the companies comprising the Target Group for the two months ended 28 February 2007 and a forecast of the combined results of the Target Group for the remaining ten months ending 31 December 2007.

In our opinion, the Forecast, so far as the accounting policies and calculations are concerned, has been properly compiled in accordance with the bases and assumptions adopted by the directors of the Company and the management of the Target Group, and is presented on a basis consistent in all material respects with the accounting policies normally adopted by the Target Group.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

(ii) LETTER FROM CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED

CICC
中国国际金融(香港)有限公司
CHINA INTERNATIONAL CAPITAL CORPORATION (HONGKONG) LIMITED

The Directors
Beijing Enterprises Holdings Limited
Room 4301, 43/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

10 April 2007

Dear Sirs,

We refer to the forecast of the combined profit for the year attributable to the shareholder of Beijing Gas Group (BVI) Co., Ltd. (the "**Targer Company**") in respect of the Target Company and its subsidiaries for the year ending 31 December 2007, as set out in the announcement of Beijing Enterprises Holdings Limited (the "**Company**") dated 10 April 2007.

We have discussed with you the bases and assumptions upon which the profit forecast has been made. We have also considered the letter dated 10 April 2007 addressed to you from Ernst & Young regarding the accounting policies and calculations upon which the forecast has been made.

On the basis of the information comprising the profit forecast and on the basis of the accounting policies and calculations adopted by you and reviewed by Ernst & Young, we are of the opinion that the profit forecast, for which the management of the Company and the Target Company are solely responsible, has been made after due and careful enquiry.

Yours faithfully,
For and on behalf of
CHINA INTERNATIONAL CAPITAL CORPORATION (HONG KONG) LIMITED

The following is the text of the letter and valuation certificate received from DTZ Debenham Tie Leung Limited and addressed to the Company in connection with its valuation as at 28 February 2007 of the property interests for the purpose of inclusion in this circular.

DTZ Debenham Tie Leung 戴德梁行
International Property Advisers

10th Floor
Jardine House
1 Connaught Place
Central
Hong Kong

30 April 2007

The Directors
Beijing Enterprises Holdings Limited
Room 4301, 43/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Dear Sirs,

Instructions, Purpose & Date of Valuation

We refer to your instructions for us to value the properties as set out in the attached Summary of Valuations in which Beijing Enterprises Holdings Limited (北京控股有限公司) (the "Company") and its subsidiaries (hereinafter together referred to as the "Group") or Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) ("Gas Group") have certain interests in the People's Republic of China (the "PRC"). We confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of these property interests as at 28 February 2007 (the "date of valuation").

Basis of Valuation

Our valuation of each of the properties is our opinion of the market value which in accordance with The HKIS Valuation Standard on Properties (First Edition 2005) of the Hong Kong Institute of Surveyors is defined as to mean the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

The property valuations comply with the requirements set out in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and The HKIS Valuation Standards on Properties (First Edition 2005) of The Hong Kong Institute of Surveyors.

Valuation Assumptions

Our valuation excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangement, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

We have relied on the information given by the Group and Gas Group and the opinion of the Group's PRC legal adviser, Haiwen and Partners, regarding the title to the properties and the interests of the Group and Gas Group in the properties. The status of titles and grant of major approvals and licences is in accordance with the information provided by the Group, Gas Group and the legal opinion of the Group legal adviser which is set out in the notes in the valuation certificate attached.

No allowance has been made in our valuations of the properties for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

Authorized Land

In respect of the properties held by Gas Group in Group IV, Beijing Enterprises Group (北京控股集團) has obtained the land use rights by virtue of the Authorization for Operation and Management (經營管理授權書) issued by Beijing Land Resources Bureau on 8 November 2006, the salient terms and conditions stated in the aforesaid document are cited as follows:–

(1) The lands under this authorization comprise a total of 274 lots with a total site area of 609,185.116 sq.m. (the "Authorized Land").

(2) The land use rights under this authorization were valued at RMB832,576,600 as at 31 December 2005.

(3) The standard land grant fee was RMB207,196,600.

(4) The Authorized Land can be dealt with by the authorized enterprise as capital contribution within the authorized enterprise and its wholly-owned enterprises, subsidiary enterprises and associated enterprises.

(5) Should the Authorized Land be required to be transferred, leased and/or mortgaged, approval from the authority must be obtained.

According to Announcement No. (2006) 68 dated 2 November 2006, issued by Beijing Enterprises Group, 59 plots of the 274 previously mentioned authorized lands and one plot of granted land are used as capital contribution to be injected into Gas Group.

According to Letter of Issuing Certificate (發證函) dated 16 February 2007 issued by Beijing Land Use Affair Office (北京市土地利用事務中心), notice was given to the land administrative offices in various districts and counties of Beijing to process the change of land title to Gas Group.

According to the opinion of the Group's PRC legal adviser, Beijing Enterprises Group (北京控股集團) contributed 59 plots of land as its capital into Gas Group. Such capital contribution complied with the Authorization for Operation and Management (經營管理授權書) and the relevant PRC laws. The titles of 32 out of 59 plots of land have been properly transferred to Gas Group. Gas Group has already obtained Certificates for the Use of State-owned Land for 32 out of 59 plots of land. The remaining 27 plots of land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for the change of name under its name and the nature of land use rights into "authorized" for the remaining 27 plots of land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use. Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC laws and regulations.

Method of Valuation

In valuing the properties Nos. 10, 14, 15, 18, 19, 32, 33, 34, 36, 38, 39, 47, 49, 50, 51, 52 and 53 in Group I, No. 55 in Group III and Nos. 102, 105, 109, 110, 112 and 113 in Group IV, we have valued each of these properties by the Direct Comparison Approach Assuming sale of each of these properties in their existing state by making reference to comparable sales transactions as available in the relevant market, or where appropriate by Investment Approach by capitalizing the net rental income derived from the existing tenancies with due allowance for the reversionary potential of the respective properties.

In valuing the remaining properties in Groups I and Group IV, we have valued adopted Depreciated Replacement Cost approach ("DRC Approach"). The DRC Approach requires an estimate of the market value of the land in its existing use and an estimate of the new replacement cost of the buildings and structures, from which deductions are made to allow for the age, condition and functional obsolescence. This value is subject to adequate potential profitability of the undertaking.

The properties in Group II and VI which are leased by the Group and Gas Group respectively, and Group V without title documents have no commercial value mainly due to the prohibitions against assignment and subletting or otherwise to the lack of substantial profit rents.

Source of Information

In the course of our valuation, we have relied to a very considerable extent on the information given by the Group, Gas Group and the Group's legal adviser on PRC law and have accepted advice given to us on such matters as planning approvals or statutory notices, easements, tenure, identification of properties, development schemes, construction costs, site and floor areas, particulars of occupancy and all other relevant matters.

Dimensions, measurements and areas included in the valuation certificate are based on information provided to us and are therefore only approximations. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and Gas Group which is material to the valuations. We were also advised by the Group and Gas Group that no material facts have been omitted from the information provided.

Title Investigation

We have been provided with extracts of documents in relation to the title to the properties. However, we have not inspected the original documents to ascertain any amendments which may not appear on the copies handed to us.

Site Inspection

We have inspected the exterior and, where possible, the interior of each of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free from rot, infestation or any other structural defects nor were any tests carried out to any of the services. Moreover, we have not carried out investigations on site to determine the suitability of the soil conditions and the services etc. for any development. Our valuations are prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. Unless otherwise stated, we have not been able to carry out detailed on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the documents handed to us are correct.

Currency

Unless otherwise stated, all sums stated in our valuation certificates are in Renminbi which is the lawful currency of the PRC.

We enclose herewith a summary of valuations and the valuation certificates.

Yours faithfully,
for and on behalf of
DTZ Debenham Tie Leung Limited
Andrew K. F. Chan
Registered Professional Surveyor (GP)
China Real Estate Appraiser
MSc, MHKIS, MRICS
Director

Note: Mr. Andrew K. F. Chan is a Registered Professional Surveyor who has over 18 years of experience in the valuation of properties in the PRC.

SUMMARY OF VALUATIONS

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
Group I – Properties held by the Group for owner occupation/investment in the PRC and Hong Kong				
1.	A Brewery Factory, (South Factory), No. 9 Shuanghe Road, Shunyi District, Beijing, the PRC Beijing Yanjing Beer Co., Ltd (北京燕京啤酒股份有限公司)	No commercial value	N/A	No commercial value
2.	A Brewery Factory, (North Factory), No. 9 Shuanghe Road, Shunyi District, Beijing, the PRC Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司)	No commercial value	N/A	No commercial value
3.	A Brewery Factory, No. 118 Chenggang South Road, Laizhou City, Shandong Province, the PRC Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(萊州)有限公司)	66,000,000	69%	45,540,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
4.	A Brewery Factory, No. 18 Xiaochang Road, Qufu City, Shandong Province, the PRC Yanjing Beer (Qufu Sankong) Co., Ltd. (燕京啤酒(曲阜三孔)有限責任公司)	134,000,000	55.55%	74,437,000
5.	A Brewery Factory, Jiankang Road, Zoucheng City, Shandong Province, the PRC Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司)	64,000,000	24.12%	15,436,800
6.	A Brewery Factory, Xianxian, Hebei Province, the PRC Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司)	29,000,000	43.17%	12,519,300
7.	A Brewery Factory, Moni North Road, Tuanjiexiaoqu, Kun District, Baotou City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司)	No commercial value	N/A	No commercial value

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
8.	A Brewery Factory, Fengzhen City, Neinenggu Autonomous Region, the PRC Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司)	No commercial value	N/A	No commercial value
9.	A Brewery Factory, Hongshan District, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限責任公司)	66,000,000	35.46%	23,403,600
10.	Two Apartments, Jixiang Jiayuan Songshan District, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限責任公司)	610,000	35.46%	216,306
11.	A Brewery Factory, Yuanbaoshan District, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司)	No commercial value	N/A	No commercial value

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
12.	A Brewery Factory, Ningcheng County, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限責任公司)	20,000,000	31.02%	6,204,000
13.	A Brewery Factory, No. 75 Economic-technical development zone, Shihezi City, Xinjiang Uygur Autonomous Region, the PRC Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司)	106,000,000	43.28%	45,876,800
14.	6 Units and a Garage Dong Yuan Xia Wei Yi No. 48 Economic-technical development zone, Shihezi City, Xinjiang Uygur Autonomous Region, the PRC Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司)	No commercial value	N/A	No commercial value

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
15.	Apartment 2-17A Dong Fang Garden No. 92 Changjiang Road, Shayibake District, Urumchi City, Xinjiang Uygur Autonomous Region, the PRC Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司)	560,000	43.28%	242,368
16.	A Brewery Factory, Bihu Town, Liandu District, Lishui City, Zhejiang Province, the PRC Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司)	21,000,000	29.21%	6,134,100
17.	A Brewery Factory, Jinyun Town, Lishui City, Zhejiang Province, the PRC Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司)	23,000,000	32.46%	7,465,800

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
18.	Two Apartments & Two Car Park Spaces, (Room 201, Unit 1 & Room 301, Unit 3, Block 14, Ziwei Garden) Jinyun Town, Lishui City, Zhejiang Province, the PRC Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司)	No commercial value	N/A	No commercial value
19.	A Retail Unit, No. 121 Huancheng North Road, Shigu District, Hengyang City, Hunan Province, the PRC Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司)	210,000	40.58%	85,218
20.	An Industrial Site, Yanfeng District, Hengyang City, Hunan Province, the PRC Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司)	1,400,000	40.58%	568,120

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
21.	A Brewery Factory, Yanfeng District, Hengyang City, Hunan Province, the PRC Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司)	No commercial value	N/A	No commercial value
22.	A Brewery Factory, Furong District, Changsha City, Hunan Province, the PRC Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司)	36,000,000	41.76%	15,033,600
23.	A Brewery Factory, Dongshan District, Xiangxiang City, Hunan Province, the PRC Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司)	44,000,000	40.09%	17,639,600
24.	A Brewery Factory, 58 Yunong Road, Huishan New and High Technology Agricultural Development Zone, Shenyang, Liaoning Province, the PRC Shenyang Yan Jing Beer Co., Ltd. (沈陽燕京啤酒有限公司)	99,000,000	57.46%	56,885,400

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
25.	A Brewery Factory, Songxia Industrial Park, Songgang, Shishan Town, Nanhai District, Foshan, Guangdong Province, the PRC Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司)	133,000,000	57.46%	76,421,800
26.	A Brewery Factory, No. 58 Zhangjiawei Road, Ganzhou City, Jiangxi Province, the PRC Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司)	No conmmercial value	N/A	No commercial value
27.	A Brewery Factory, Xinghuo Industrial Park, Fuding City, Fujian Province, the PRC Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司)	45,000,000	17.06%	7,677,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
28.	A Brewery Factory, Zhongling Industrial Zone, Jinchao Development District, Fuzhou City, Jiangxi Province, the PRC Yanjing Huiquan Beer (Fuzhou) Co., Ltd. (燕京惠泉啤酒(撫州)有限公司)	54,000,000	21.02%	11,350,800
29.	A Brewery Factory, No. 157 Jianshe Street, Luocheng Town, Hui'an County, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	83,000,000	21.06%	17,479,800
30.	A Brewery Factory (North Factory), Juren Village, Wangchuan Town, Hui'an County, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	158,000,000	21.06%	33,274,800

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
31.	A Bottle Storage Field, Nanzhou Village Community Centre, Luocheng Town, Hui'an County, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	26,000,000	21.06%	5,475,600
32.	Unit 3B, Block 3, Yurong Garden, Gulou District, Fuzhou City, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	700,000	21.06%	147,420
33.	Unit 26C and Car Park No. 14, No. 819 Hubin Road South, Xiamen City, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	1,000,000	21.06%	210,600

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
34.	Units 103, 201, 202, 701 and 14, No. 2 of Section 2, Fengze Town, Quanzhou City, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	2,400,000	21.06%	505,440
35.	A Brewery Factory, Hongcuoshan, Outside North Gate, Luocheng Town, Hui'an County, Fujian Province, the PRC Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料股份有限公司)	21,000,000	17.90%	3,759,000
36.	A Hostel, No. 31 Baiyun Road, Ji'an City, Jiangxi Province, the PRC Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限貢任公司)	4,900,000	32.86%	1,610,140
37.	A Brewery Factory Baiyun Road, Ji'an City, Jiangxi Province, the PRC Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限貢任公司)	47,000,000	32.86%	15,444,200

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
38.	2nd and 5th Floors, Subsidized Housing, No. 8 Baiyun Road, Ji'an City, Jiangxi Province, the PRC Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司)	No commercial value	N/A	No commercial value
39.	Four Residential Units with a Basement Car Park, Qi Xing Garden situated at No. 1 Chuanshan East Road, Guilin City, Guangxi Zhuang Autonomous Region, the PRC Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司)	1,300,000	33.04%	429,520
40.	A Brewery Factory, situated in Cuizhu Road, Guilin City, Guangxi Zhuang Autonomous Region, the PRC Yanjing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司)	160,000,000	33.04%	52,864,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
41.	An Industrial Complex with Ancillary Facilities situated in Yanjing Road, Yuzhou District, Yulin City, Guangxi Zhuang Autonomous Region, the PRC Yanjing (Yulin) Beer Co., Ltd. (燕京啤酒(玉林)有限公司)	49,000,000	33.45%	16,390,500
42.	A Brewery Factory, Jinji Industrial Park, Fengzhou Town, Nan'an City, Fujian Province, the PRC Fujian Yanjing Beer Co., Ltd (福建燕京啤酒有限公司)	39,000,000	41.73%	16,274,700
43.	A Brewery Factory, South of Xiantao Road, Xiantao City, Hubei Province, the PRC Yanjing Beer (Xiantao) Co., Ltd. (燕京啤酒(仙桃)有限公司)	24,000,000	43.13%	10,351,200
44.	A Brewery Factory, Yanjing Road, Yicheng City, Hubei Province, the PRC Yangjing Beer (Xiangfan) Co., Ltd (燕京啤酒(襄樊)有限公司)	75,000,000	42.27%	31,702,500

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
45.	East of Tian Yi Road, Lu Quan Village, Daxing District, Beijing, the PRC Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司)	12,000,000	51%	6,120,000
46.	West of Lu Quan Village, Daxing District, Beijing, the PRC Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司)	17,000,000	51%	8,670,000
47.	Beijing Enterprises Hi-Tech Tower, Block No. 2, No. 10 Baifuquan Road, Changping District, Beijing, the PRC Beijing Enterprises Holdings Hi-Tech Development Co., Ltd (北控高科技發展有限公司)	77,100,000	97.99%	75,550,290
48.	Block No. B3, Zone 1, Nanzhu Garden, Tianzhu Town, Shunyi District, Beijing, the PRC Beijing Capital Expressway Development Limited (北京首都高速公路發展有限公司)	2,900,000	96%	2,784,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group	Capital value in existing state as at 28 February 2007 attributable to the Group *RMB*
49	Flat A on 23rd Floor, of Tower 2, The Floridian, No. 18 Sai Wan Terrace, Quarry Bay, Hong Kong Beijing Enterprises Holdings Limited (北京控股有限公司)	9,100,000 (Equivalent to HK$9,200,000)	100%	9,100,000
50.	12 Residential Units in Taikoo Shing, Hong Kong Beijing Enterprises Holdings Limited (北京控股有限公司)	42,000,000 (Equivalent to HK$42,420,000)	100%	42,000,000
51.	Unit Nos. 1010-1012 on 10th Floor of West Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong Beijing Enterprises Holdings Limited (北京控股有限公司)	47,000,000 (Equivalent to HK$47,500,000)	100%	47,000,000
52	Level 6, Levels 8 to 12 and Levels 17 and 19, Scriven Tower, Phase II, 24 Jian Guo Men Wai Avenue, Dongcheng District, Beijing, the PRC Beijing Enterprises Holdings Limited (北京控股有限公司)	134,000,000	100%	134,000,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group/Gas Group	Capital value in existing state as at 28 February 2007 attributable to the Group/Gas Group *RMB*
53	Level 17, Block B, Tongtai Plaza, No. 33 Financial Street, Fuxingmen, Xicheng District, Beijing, the PRC Beijing Enterprises Holdings Limited (北京控股有限公司)	30,000,000	100%	30,000,000
	Grand total of Group I:	2,006,180,000		984,281,322

Group II – Property leased by the Group in the PRC

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group/Gas Group	Capital value in existing state as at 28 February 2007 attributable to the Group/Gas Group *RMB*
54.	A Packaging Factory, Huzishan, Wangchuan Town, Hui'an County, Quanzhou City, Fujian Province, the PRC Qianzhou Xinglong Packaging Material Co., Ltd. (泉州市興龍包裝用品有限公司)	No commercial value	N/A	No Commercial Value

Group III – Property with title documents held by Gas Group for owner-occupation/investment in the PRC

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to the Group/Gas Group	Capital value in existing state as at 28 February 2007 attributable to the Group/Gas Group *RMB*
55.	Yizhuang Admin. & Services Building, 4c2-2, Yizhuang Development Zone (Beijing Economic and Development Zone), Daxing District, Beijing, the PRC	29,200,000	100%	29,200,000
	Sub-total	**29,200,000**		**29,200,000**

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
Group IV – Properties on authorized land held by Gas Group for owner-occupation/investment in the PRC				
56.	Gas Pressure Regulating Station, South of Block No. 4, Zone 1, Hepingli, Dongcheng District, Beijing, the PRC	270,000	100%	270,000
57.	Gas Pressure Regulating Station, South of Jia No. 6, Dongzhimen North Avenue, Dongcheng District, Beijing, the PRC	210,000	100%	210,000
58.	Gas Pressure Regulating Station, South of No. 5 Anwai Garden, Dongcheng District, Beijing, the PRC	570,000	100%	570,000
59.	Gas Pressure Regulating Station, No. 16 Xi Zhi Men Nei South Xiao Street Xicheng District, Beijing, the PRC	170,000	100%	170,000
60.	Gas Pressure Regulating Station, North of Block No. 7, Tian Tian Xi Li, Chongwen District, Beijing, the PRC	330,000	100%	330,000
61.	Gas Pressure Regulating Station, North of No. 1 Baoguosi East Road, Xuanwu District, Beijing, the PRC	340,000	100%	340,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
62.	Gas Pressure Regulating Station, South of Block No. 20 East Li, Chang Chun Street, Xuanwu District, Beijing, the PRC	300,000	100%	300,000
63.	Maintenance Centre North of Block No. 14 Bajiao South Road, Shijingshan District, Beijing, the PRC	580,000	100%	580,000
64.	Gas Pressure Regulating Station, East of Ping Guo Yuan, Yangzhuang East Avenue., Shijingshan District, Beijing, the PRC	1,010,000	100%	1,010,000
65.	Gas Pressure Regulating Station, West of Nan Shan Courtyard No. 1, Shijingshan District, Beijing, the PRC	350,000	100%	350,000
66.	Gas Pressure Regulating Station, East of Ya Men Kou Village, Shijingshan District, Beijing, the PRC	11,230,000	100%	11,230,000
67.	Maintenance Centre, Block No. 37 Hua Wei Xi Li, Pan Jia Yuan, Chaoyang District, Beijing, the PRC	1,100,000	100%	1,100,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
68.	Service Centre, No. 3 Sanlitun Road, Chaoyang District, Beijing, the PRC	2,010,000	100%	2,010,000
69.	Gas Pressure Regulating Station, South to CNG Service Station, Wang Si Ying, Chaoyang District, Beijing, the PRC	1,810,000	100%	1,810,000
70.	Gas Pressure Regulating Station, Nan Xiao Dian Village, Xiao Hong Men, Chaoyang District, Beijing, the PRC	930,000	100%	930,000
71.	Gas Pressure Regulating Station, Northeast of Boiler Room, China Civil Aviation General Hospital, Chaoyang District, Beijing, the PRC	540,000	100%	540,000
72.	Service Centre, No. 29 Xing Long Jia Yuan, Chaoyang District, Beijing, the PRC	11,780,000	100%	11,780,000
73.	Gas Pressure Regulating Station, South of No. 188 Li Tang Road, Chaoyang District, Beijing, the PRC	870,000	100%	870,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
74.	Gas Pressure Regulating Station, No. 1 (jia) Ba Da Gong Fen, Chaoyang District, Beijing, the PRC	570,000	100%	570,000
75.	Gas Pressure Regulating Station, West of CNG Service Station, Yaojiayuan Road, Chaoyang District, Beijing, the PRC	1,100,000	100%	1,100,000
76.	Gas Pressure Regulating Station, Southeast of No. 2 Jin Tai Li, Chaoyang District, Beijing, the PRC	350,000	100%	350,000
77.	Gas Pressure Regulating Station, West of Dong Wei Road, Chaoyang District, Beijing, the PRC	1,210,000	100%	1,210,000
78.	Gas Pressure Regulating Station, Jiang Tai Market, Chaoyang District, Beijing, the PRC	430,000	100%	430,000
79.	Gas Pressure Regulating Station, South of Block No. 217, Zone 2 of Jing Song, Chaoyang District, Beijing, the PRC	1,180,000	100%	1,180,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
80.	Gas Pressure Regulating Station, North of Tong Hui River, Gao Bei Dian, South Jing Tong Road, Chaoyang District, Beijing, the PRC	1,090,000	100%	1,090,000
81.	Gas Pressure Regulating Station, North of Block No. 14, Zone 14, He Ping Street, Chaoyang District, Beijing, the PRC	550,000	100%	550,000
82.	Gas Pressure Regulating Station, West of Block No. 13 Ding Fu Zhuang North Street, Chaoyang District, Beijing, the PRC	130,000	100%	130,000
83.	Gas Pressure Regulating Station, Courtyard No. 7, San Jian Fang Nan Li, Chaoyang District, Beijing, the PRC	130,000	100%	130,000
84.	Gas Pressure Regulating Station, South of Block No. 24, Courtyard No. 1 Ding Fu Zhuang Xi Li, Chaoyang District, Beijing, the PRC	130,000	100%	130,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
85.	Gas Pressure Regulating Station, West of Dong Jiao Miao Pu, Nan Hu Qu, Chaoyang District, Beijing, the PRC	37,890,000	100%	37,890,000
86.	Gas Pressure Regulating Station, South of Jing Shen Highway, Wang Si Ying Village, Chaoyang District, Beijing, the PRC	146,550,000	100%	146,550,000
87.	Warehouse, Northeast of Courtyard No. 10, Xin Yuan Street, Haidian District, Beijing, the PRC	970,000	100%	970,000
88.	Gas Pressure Regulating Station, Courtyard No. 10, North of Beiwuqiao, Haidian District, Beijing, the PRC	1,820,000	100%	1,820,000
89.	Gas Pressure Regulating Station, Southwest of Houbajia, Haidian District, Beijing, the PRC	2,020,000	100%	2,020,000
90.	Gas Pressure Regulating Station, West of Tian Xiu Garden, Malianwa, Haidian District, Beijing, the PRC	1,620,000	100%	1,620,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
91.	Bei Jiao Station, Courtyard No. 6, Zhixin Road, Haidian District, Beijing, the PRC	42,180,000	100%	42,180,000
92.	Gas Pressure Regulating Station, No. 65 South of 3rd Ring West Road, Fengtai District, Beijing, the PRC	340,000	100%	340,000
93.	Nan Jiao Station, No. 100 Xinfadi, Fengtai District, Beijing, the PRC	24,430,000	100%	24,430,000
94.	Xiao Tun Station, No. 21 Xiaotun Road, Fengtai District, Beijing, the PRC	38,570,000	100%	38,570,000
95.	Gas Pressure Regulating Station, East of Pingfang Village, Beiqijia, Changping District, Beijing, the PRC	1,110,000	100%	1,110,000
96.	Gas Pressure Regulating Station, East of Xier Village, Shahe County, Changping District, Beijing, the PRC	1,100,000	100%	1,100,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
97.	Gas Pressure Regulating Station, Huazhuang Village, Changping District, Beijing, the PRC	4,840,000	100%	4,840,000
98.	Gas Pressure Regulating Station, South of Huilongguan West Road, Huilongguan County, Changping District, Beijing, the PRC	13,060,000	100%	13,060,000
99.	Gas Pressure Regulating Station, West of Jingshun Highway, Shunyi District, Beijing, the PRC	5,410,000	100%	5,410,000
100.	Southwest of Ci Qu Second Village, Taihu County, Tongzhou District, Beijing, the PRC	12,580,000	100%	12,580,000
101.	No. 5 Dixingju, Andingmenwai, Dongcheng District, Beijing, the PRC	41,730,000	100%	41,730,000
102.	No. 16 Xi Zhi Men Nan Xiao Street, Xicheng District, Beijing, the PRC	2,090,000	100%	2,090,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
103.	No. 5 Huangchenggen North Street, Xicheng District, Beijing, the PRC	7,920,000	100%	7,920,000
104.	No. 5 Sanlihe North Street, Xicheng District, Beijing, the PRC	950,000	100%	950,000
105.	No. 22 Jia Guangming Lou, Chongwen District, Beijing, the PRC	2,610,000	100%	2,610,000
106.	No. 5 Jia Yongdingmen East Street, Chongwen District, Beijing, the PRC	13,980,000	100%	13,980,000
107.	No. 1 Jia Badagongfen Street, Heping Street, Chaoyang District, Beijing, the PRC	16,440,000	100%	16,440,000
108.	No. 39 Yuanda Road, Haidian District, Beijing, the PRC	10,170,000	100%	10,170,000
109.	Courtyard No. 4 Jimenli East Li, Haidian District, Beijing, the PRC	7,930,000	100%	7,930,000
110.	No. 31 Wanliu East Road, Haidian District, Beijing, the PRC	6,670,000	100%	6,670,000

	Property	Capital value in existing state as at 28 February 2007 *RMB*	Interest attributable to Gas Group	Capital value in existing state as at 28 February 2007 attributable to Gas Group *RMB*
111.	Block No. 10 Liulingguan Nanli, Haidian District, Beijing, the PRC	10,640,000	100%	10,640,000
112.	West Balizhuang, Haidian District, Beijing, the PRC	6,460,000	100%	6,460,000
113.	No. 6-1 Zhixin Road, Haidian District, Beijing, the PRC	5,360,000	100%	5,360,000
114.	Block No. 7, Zone 2, Anhuali, Chaoyang District, Beijing, the PRC	14,230,000	100%	14,230,000
	Sub-total	**522,950,000**		**522,950,000**
	Grand total of Group III and IV	**552,150,000**		**552,150,000**
	Overall Grand Total attributable to the Group/Gas Group			***1,536,431,322***

Property	Capital value in existing state as at 28 February 2007 *RMB*

Group V – Properties without title documents held by Gas Group for owner-occupation in the PRC

115. No. 14 Zao Yuan, Daxing District, Beijing, the PRC	No commercial value
116. Maintenance Centre, East Gate of Fu Feng Yuan, Fengtai District, Beijing, the PRC	No commercial value
117. No. 44 (Jia) Songyuli, Chaoyang District, Beijing, the PRC	No commercial value
118. No. 112, Phase I Jing Song, Chaoyang District, Beijing, the PRC	No commercial value
119. Block No. 6, Zone 2, Xi Luo Yuan, Chaoyang District, Beijing, the PRC	No commercial value
120. No. 6 Muxidi North Zone, Xicheng District, Beijing, the PRC	No commercial value
121. No. 1 (Jia) Xibianmen East Street, Xicheng District, Beijing, the PRC	No commercial value

Property	Capital value in existing state as at 28 February 2007 *RMB*
122. Block No. 22, Phase II Xi Luo Yuan, Fengtai District, Beijing, the PRC	No commercial value
123. No. 4 Jiaodaokou East Avenue, Dongcheng District, Beijing, the PRC	No commercial value
124. No. 1 Bajiao West Street, Shijingshan District, Beijing, the PRC	No commercial value
125. Northwest of Block No. 69, Beihuan Middle Road, Haidian District, Beijing, the PRC	No commercial value
126. No. 103, Unit 3, Building 18, Zone 1, Anhua West Li, Chaoyang District, Beijing, the PRC	No commercial value
127. Block No. 8 Zone 3, Anzhen West Li, Chaoyang District, Beijing, the PRC	No commercial value
128. East of West Block, South courtyard No. 33, Sanjianfang, Chaoyang District, Beijing, the PRC	No commercial value

	Property	Capital value in existing state as at 28 February 2007 *RMB*
129.	Anjialou South Road, Chaoyang District, Beijing, the PRC	No commercial value
130.	South of Huilongguan West Avenue, Changping District, Beijing, the PRC	No commercial value
131.	East of Block No. 20 Shuangyushu East Li, Haidian District, Beijing, the PRC	No commercial value
132.	East of No. 4 Qingnianhu East Zone, Dongcheng District, Beijing, the PRC	No commercial value
133.	No. 5 Dixingju, Dongcheng District, Beijing, the PRC	No commercial value
134.	102#, 302# and 402# of Unit 7, 502# of Unit 8, Block No. 21, Kangshengyuan Small District, Daxing District, Beijing, the PRC	No commercial value
135.	No. 8 Shuangliuxiang, Chaoyang District, Beijing, the PRC	No commercial value
136.	No. 5 Dixingju, Andingmenwai, Dongcheng District, Beijing, the PRC	No commercial value

Property	Capital value in existing state as at 28 February 2007 *RMB*
137. Block No. 8 Huixin North Zone, Chaoyang District, Beijing, the PRC	No commercial value
138. No. 1 (Jia) Qingyuan Road, Daxing District, Beijing, the PRC	No commercial value
139. Block No. 6, Zhixin Road Haidian District, Beijing, the PRC	No commercial value
140. No. 100 Xinfadi, Fengtai District, Beijing, the PRC	No commercial value
141. No. 21 Xiaotun Road, Fengtai District, Beijing, the PRC	No commercial value
142. South of Beiyuan Maintenance Factory, Chaoyang District, Beijing, the PRC	No commercial value
143. North of Liangmahe Mansion, Chaoyang District, Beijing, the PRC	No commercial value
144. Hetaoyuan North Li, Chaoyang District, Beijing, the PRC	No commercial value
145. No. 17 Tianshuiyuan North Li, Chaoyang District, Beijing, the PRC	No commercial value

Property	Capital value in existing state as at 28 February 2007 *RMB*
146. Courtyard No. 12 Jiuxianqiao Information Section, Chaoyang District, Beijing, the PRC	No commercial value
147. Opposite to Heyixili Gas Station, Fengtai District, Beijing, the PRC	No commercial value
148. Block No. 81 Zhongguancun East Road, Haidian District, Beijing, the PRC	No commercial value
149. No. 29 Zizhuyuan Road, Haidian District, Beijing, the PRC	No commercial value
150. East of Xinzhuangqiao, Haidian District, Beijing, the PRC	No commercial value
151. East Portion of Beijing Tianyi Golf Club, East of Block No. 886, Dongran Village, Haidian District, Beijing, the PRC	No commercial value
152. Courtyard No. 99, Sanluju, Fengtai District, Beijing, the PRC	No commercial value
153. Block No. 1 (Jia) Qingyuan Road, Daxing District, Beijing, the PRC	No commercial value

Property	Capital value in existing state as at 28 February 2007 *RMB*
154. Courtyard Block No. 5, Yongdingmen East Street, Chongwen District, Beijing, the PRC	No commercial value
155. North of Block No. 12, Qunfangyuan Phase III, Fengtai District, Beijing, the PRC	No commercial value
156. Fangzhuang, Fengtai District, Beijing, the PRC	No commercial value
157. Glass Factory, Chaoyang District, Beijing, the PRC	No commercial value
158. Jingmao International Apartment Building, Tongzhou District, Beijing, the PRC	No commercial value
159. East Portion of Water and Electrical Section Hostel, Xicheng District, Beijing, the PRC	No commercial value
160. Courtyard No. 2 Renmindahuitang West Road, Xicheng District, Beijing, the PRC	No commercial value
161. Hongxia Apartment, Courtyard No. 10 Chenguang Street, Dongcheng District, Beijing, the PRC	No commercial value

Property	Capital value in existing state as at 28 February 2007 *RMB*
162. Block No. 6 Tiyuguan Road, Chongwen District, Beijing, the PRC	No commercial value
163. Gate of No. 305 Hospital, Wenjin Street, Xicheng District, Beijing, the PRC	No commercial value
164. No. 14 East Chang'an Street, Dongcheng District, Beijing, the PRC	No commercial value
165. No. 3 West Changaan Street, Dongcheng District, Beijing, the PRC	No commercial value
166. No. 2 Fucheng Street, Haidian District, Beijing, the PRC	No commercial value
167. Block No. 17 Tiaoshuiyuan North Zone, Chaoyang District, Beijing, the PRC	No commercial value
168. Courtyard No. 13(Jia), Badagongfen, Chaoyang District, (Courtyard No. 2 (Jia) Badagongfen, Heping Street, Chaoyang District), Beijing, the PRC	No commercial value
169. No. 9 Ganluyuan, Chaoyang District, Beijing, the PRC	No commercial value

Property	Capital value in existing state as at 28 February 2007 *RMB*
Group VI – Properties leased by Gas Group in the PRC	
170. East of Courtyard No. 4, Qing Nian Hu East Li, Dongcheng District, Beijing, the PRC	No commercial value
171. Courtyard No. 4, Li Cun South Li, Chongwen District, Beijing, the PRC	No commercial value
172. Block No. 1 West Street, Ba Jiao, Shijingshan District, Beijing, the PRC	No commercial value
173. Courtyard No. 3, South Li, San Jian Fang, Chaoyang District, Beijing, the PRC	No commercial value
174. Block No. 7, Jingyuan Road, Shijingshan District, Beijing, the PRC	No commercial value
175. Portion of office building, No. 22 Xizhimen South Xiao Street, Xichen District, Beijing, the PRC	No commercial value
176. No. 41 Xizhimen North Avenue, Haidian District, Beijing, the PRC	No commercial value
177. No. 2 (Yi) Wang Yuan Xi Li, Fengtai District, Beijing, the PRC	No commercial value

VALUATIONS CERTIFICATE

Group 1 – Properties held by the Group for owner – occupation/investment in the PRC and Hong Kong

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
1.	A Brewery Factory, (South Factory), No. 9 Shuanghe Road, Shunyi District, Beijing, the PRC Beijing Yanjing Beer Co., Ltd (北京燕京啤酒股份有限公司)	The property comprises several industrial and ancillary buildings which were completed between 1980 and 1993. The property comprises a total gross floor area of 300,000 sq.m. (3,229,200 sq.ft.) including 123,562.90 sq.m. (1,330,031 sq.ft.) with valid building ownership certificates and 176,437.10 sq.m. (1,899,169 sq.ft.) without building ownership certificates. The land use rights of the property are allocated in nature.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) As the land use rights of the property are allocated in nature, in which case the property comprising a total gross floor area of 300,000 sq.m. cannot be transferred without government permission. Therefore, we have assigned no commercial value to the property. However, on the assumption that government permission has been obtained and all the necessary premium has been settled the capital value of the portion of the property with valid title documents in existing state as at 28 February 2007, was RMB347,100,000.

(2) According to Building Ownership Certificate No. 00122 dated 27 November 2001, the building ownership of the property, comprising a total gross floor area of 123,562.90 sq.m., is vested to Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司).

(3) As advised by the Group, a portion of the property comprising a total gross floor area of 176,437.10 sq.m. does not have valid building ownership certificates. On the assumption that government permission and relevant title documents have been obtained and all the necessary premium has been settled, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB514,000,000.

(4) According to Business Licence No. 1100001510844 (2-1) dated 3 July 1997, Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) is incorporated with a registered capital of RMB667,424,500 for a valid operation period from 8 July 1997 to 7 July 2047.

(5) The opinion of the Group's PRC legal adviser states that:

(i) As advised by the Group, the land use rights of the property have been allocated to Beijing Yanjing Beer Group Company (北京燕京啤酒股份有限公司), but the Certificate for the Use of State-owned Land has not been provided;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) has obtained the Building Ownership of the property with a total gross floor area of 123,562.90 sq.m.;

(v) Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) has the legal building ownership of the property. However, Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) is not entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property unless the permission is obtained from the relevant authority and the land premium is fully settled;

(iv) The current usage of such portion of the property is subject to the legal usage of the property; and

(v) Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 176,437.10 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
2.	A Brewery Factory, (North Factory), No. 9 Shuanghe Road, Shunyi District, Beijing, the PRC Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 148,817.30 sq.m. (1,601,869 sq.ft.). The property was completed between 1980 and 1996 and comprises a total gross floor area of 57,612.40 sq.m. (620,140 sq.ft.). The land use rights of the property have been allocated for industrial use.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) As the land use rights of the property are allocated in nature, in which case the property cannot be transferred without government permission. We have assigned no commercial value to the property. However, on the assumption that government permission has been obtained and all the necessary premium has been settled, the capital value of the property in existing state as at 28 February 2007, was RMB96,290,000.

(2) According to Certificate for the Use of State-owned Land No. (97) 016 dated 7 April 1997, the land use rights of the property, comprising an approximate site area of 148,817.30 sq.m., have been allocated to Beijing Yanjing Beer Co., Ltd (北京燕京啤酒股份有限公司) for industrial use.

(3) According to Building Ownership Certificate No. 00123 dated 27 November 2001, the building ownership of the property, comprising a total gross floor area of 57,612.40 sq.m., is vested to Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司).

(4) According to Business Licence No. 1100001510844(2-1) dated 8 July 1997, Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) is incorporated with a registered capital of RMB667,424,500 for a valid operation period from 8 July 1997 to 7 July 2047.

(5) The opinion of the Group's PRC legal adviser states that:

(i) The land use rights of the property have been allocated to Beijing Yanjing Beer Group Company (北京燕京啤酒股份有限公司);

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) has obtained the Building Ownership of the property with a total gross floor area of 57,612.40 sq.m.;

(v) Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) has the legal building ownership of the property. However, Beijing Yanjing Beer Co., Ltd. (北京燕京啤酒股份有限公司) is not entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property unless the permission is obtained from the relevant authority and the land premium is fully settled; and

(iv) The current usage of such portion of the property is subject to the legal usage of the property.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
3.	A Brewery Factory, No. 118 Chenggang South Road, Laizhou City, Shandong Province, the PRC Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(萊州)有限公司)	The property comprises several industrial and ancillary buildings erected on six pieces of contiguous land with a total site area of 191,096.47 sq.m. (2,056,962 sq.ft.). The property was completed between 1980 and 2000 and comprises a total gross floor area of 67,761.17 sq.m. (729,381 sq.ft.). The land use rights of the property have been granted for a term due to expire on 30 December 2044 for industrial and residential uses and on 30 December 2040 for commercial use.	The industrial part of the property is currently occupied by the Group as a brewery factory.	RMB66,000,000 (69% interest attributable to the Group: RMB45,540,000)

Notes:

(1) According to six Certificates for the Use of State-owned Land, the land use rights of the property, comprising six pieces of land with an approximate site area of 191,096.47 sq.m. have been granted to Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(萊州)有限公司). The details stated in the said certificates are listed as follows:

Certificate No.	Usage	Date of Expiry	Site Area *(sq.m.)*
(01) 0027	Industrial	30 Dec 2044	3,173.00
(01) 0028	Commercial	30 Dec 2040	2,042.40
(01) 0029	Residential	30 Dec 2044	2,822.28
(01) 0030	Residential	30 Dec 2044	4,651.75
(01) 0031	Industrial	30 Dec 2044	171,414.60
(01) 0032	Industrial	30 Dec 2044	6,992.44
		Total	191,096.47

(2) According to thirteen Building Ownership Certificates Nos.130045 to 130057, the building ownership of the property, comprising a total gross floor area of 67,761.17 sq.m., is vested to Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(萊州)有限公司).

(3) According to Business Licence No. 002145 dated 21 April 2003, Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(萊州)有限公司) is incorporated with a registered capital of RMB187,053,800 for a valid operation period from 10 November 1993 to 10 November 2043.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Laizhou) Co., Ltd (燕京啤酒(萊州)有限公司) has obtained the land use rights and the building ownership of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(萊州)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
4.	A Brewery Factory, No. 18 Xiaochang Road, Qufu City, Shandong Province, the PRC Yanjing Beer (Qufu Sankong) Co., Ltd. (燕京啤酒(曲阜三孔)有限責任公司)	The property comprises several industrial and ancillary buildings erected on five pieces of contiguous land with a total site area of 325,165.62 sq.m. (3,500,083 sq.ft.) including areas of 214,417.70 sq.m. (2,305,839 sq.ft.) with Land Ownership Certificates and lease land of 110,747.92 sq.m. (1,192,091 sq.ft.). The property was completed between 1994 and 2001 and comprises a total gross floor area of 91,191.53 sq.m. (981,586 sq.ft.). The land use rights of the property have been granted for a term of 50 years for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB134,000,000 (55.55% interest attributable to the Group: RMB74,437,000)

Notes:

(1) According to five Certificates for the Use of State-owned Land, the land use rights of the property, comprising an approximate site area of 214,417.70 sq.m., have been granted to Yanjing Beer (Qufu Sankong) Co., Ltd. (燕京啤酒(曲阜三孔)有限責任公司) for a term of 50 years for industrial use. The details stated in the said certificates are listed as follows:

Certificate No.	Date of Expiry	Site Area *(sq.m.)*
(2001) 081906270033	31 Dec 2040	512.00
(2001) 081906270109	31 Dec 2040	81,595.35
(2001) 081906270345	31 Dec 2048	66,947.00
(2001) 081906270198	31 Dec 2047	43,469.85
(2001) 081906270271	31 Dec 2046	21,893.50
	Total	214,417.70

(2) According to Building Ownership Certificate No. 01000515, the building ownership of the property, comprising a total gross floor area of 91,191.53 sq.m., is vested to Yanjing Beer (Qufu Sankong) Co., Ltd. (燕京啤酒(曲阜三孔)有限責任公司).

(3) According to Business Licence No. 000265 dated 18 May 2004, Yanjing Beer (Qufu Sankong) Co., Ltd. (燕京啤酒(曲阜三孔)有限責任公司) is incorporated with a registered capital of RMB230,769,200 for a valid operation period from 11 October 1993 to 10 October 2018.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Laizhou) Co., Ltd (燕京啤酒(曲阜三孔)有限責任公司) has obtained the land use rights and the building ownership of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Laizhou) Co., Ltd. (燕京啤酒(曲阜三孔)有限責任公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
5.	A Brewery Factory, Jiankang Road, Zoucheng City, Shandong Province, the PRC Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司)	The property comprises several industrial and ancillary buildings erected on two pieces of contiguous land with a total site area of 128,940.30 sq.m. (1,387,913 sq.ft.). The property was completed between 1984 and 2002 and comprises a total gross floor area of 62,610.65 sq.m. (673,941 sq.ft.), including 25,201.63 sq.m. (271,270 sq.ft.) with valid Building Ownership Certificates and 37,409.02 sq.m. (402,671 sq.ft.) without title documents. The land use rights of the property have been granted to a term due to expire on 3 August 2049 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB64,000,000 *(See Note (4))* (24.12% interest attributable to the Group: RMB15,436,800)

Notes:

(1) According to two Certificates for the Use of State-owned Land, the land use rights of the property, comprising two pieces of land with an approximate site area of 128,940.30 sq.m., have been granted to Shandong Wuming Beer Co., Ltd. (山東無名啤酒股份有限公司) (currently renamed as Yanjing Beer (Shandong Wuming) Co., Ltd (燕京啤酒(山東無名)股份有限公司) for industrial use. The details stated in the said certificates are listed as follows:

Certificate No.	Date of Expiry	Site Area *(sq.m.)*
(99) 082507373	3 Aug 2049	22,302.70
(99) 082507375	3 Aug 2049	106,637.60
Total		128,940.30

(2) According to Building Ownership Certificate No. 4098, the building ownership of the property, comprising a total gross floor area of 25,201.63 sq.m. is vested to Zoucheng Beer Factory (鄒城市啤酒廠) (currently renamed as Yanjing Beer (Shandong Wuming) Co., Ltd (燕京啤酒(山東無名)股份有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) According to Planning Permit for Construction Works, Permit for Commencement of Construction Works and Certificates for the Completion and Acceptance of Construction Works, sixteen properties with a total gross floor area of 23,822.80 sq.m. were permitted to commence and had completed with all standard achieved. Nevertheless, the Building Ownership Certificates have not been obtained. We

have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB19,000,000.

(5) As advised by the Group, fifteen buildings with a total gross floor area of 13,586.22 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB9,000,000.

(6) According to Business Licence No. 3700001805496 dated 30 May 2006, Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) is incorporated with a registered capital of RMB93,499,600 for a valid operation period commencing on 13 April 1994.

(7) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 25,201.63 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property;

(v) Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) has obtained Planning Permit for Construction Works, Permit for Commencement of Construction Works and Certificates for the Completion and Acceptance of Construction Works for the portion of the property with a gross floor area of 23,822.80 sq.m.. There are no legal impediments for Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) to obtain valid Building Ownership Certificates for such portion of the property; and

(vi) Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 13,588.22 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(8) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
6.	A Brewery Factory, Xianxian, Hebei Province, the PRC Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 134,248 sq.m. (1,445,045 sq.ft.). The building portion of the property was completed in 2006 and comprises a total gross floor area of 32,522.67 sq.m. (350,074 sq.ft.) without valid title documents. The land use rights of the property have been granted for a term of 50 years due to expire on 12 September 2056 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB29,000,000 *(See Note (2))* (43.17% interest attributable to the Group: RMB12,519,300)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2006)111 dated 25 December 2006, the land use rights of the property, comprising an approximate site area of 134,248 sq.m., have been granted to Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司) for a term of 50 years due to expire on 12 September 2056 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) As advised by the Group, all buildings with a total gross floor area of 32,522.67 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB67,980,000.

(4) According to Business Licence No. 1309291000056 dated 21 October 2005, Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司) is incorporated with a registered capital of RMB5,000,000 for a valid operation period from 21 October 2005 to 20 October 2055.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Hebei Yanjing Beer Co., Ltd (河北燕京啤酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 32,522.67 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
7.	A Brewery Factory, Moni North Road, Tuanjiexiaoqu, Kun District, Baotou City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 141,653.80 sq.m. (1,524,762 sq.ft.). The building portion of the property was completed between 1985 and 2001 and comprises a total gross floor area of 35,421.21 sq.m. (381,274 sq.ft.) with valid Building Ownership Certificates. The land use rights of the property have been allocated for industrial use.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) As the land use rights of the property are allocated in natural, in which case the property cannot be transferred without government permission. We have assigned no commercial value to the property. However, on the assumption that government permission has been obtained and all the necessary premium had been fully settled, the capital value of the portion of the property with valid title documents in existing state as at 28 February 2007, was RMB78,200,000.

(2) According to Certificate for the Use of State-owned Land No. (2003) 300051, the land use rights of the property, comprising an approximate site area of 141,653.80 sq.m. have been allocated to Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司) for industrial use.

(3) According to eight Building Ownership Certificates Nos. 1277, 1280, 1281, 1282, 1283, 1284, 1285, 1287, 15630, 227687 and 227716, the building ownership of the property, comprising a total gross floor area of 35,421.21 sq.m., is vested to Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司).

(4) As advised by the Group, several buildings with a total gross floor area of 10,578.54 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value for such portion of the property in existing state as at 28 February 2007, was RMB9,930,000.

(5) According to Business Licence No. 0100352 dated 22 June 2006, Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司) 17 October 1997 to 10 November 2043.

(6) The opinion of the Group's PRC legal adviser states that:

(i) The land use rights of the property have been allocated to Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司);

(ii) The property is subject to a mortgage for a term due to exprie on 16 June 2007;

(iii) Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司) has obtained the Building Ownership of the property with a total gross floor area of 35,421.21 sq.m.;

(iv) Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司) has the legal ownership of the land use rights and building ownership. However, Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司) is not entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property unless the permission is obtained from the relevant authority and the land premium is fully settled;

(iv) The current usage of the such portion of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Baotou Xuelu) Co., Ltd. (燕京啤酒(包頭雪鹿)股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 10,578.54 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
8.	A Brewery Factory, Fengzhen City, Neinenggu Autonomous Region, the PRC Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 101,335.00 sq.m. (1,090,770 sq.ft.). The building portion of the property was completed around 1980's and comprises a total gross floor area of 11,627.48 sq.m. (125,158 sq.ft.). The land use rights of the property have been allocated for industrial use.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) As the land use right of the property are allocated in nature, in which case the property cannot be transferred without government permission. We have assigned no commercial value to the property. However, on the assumption that government permission has been obtained, the capital value of the property in existing state as at 28 February 2007, was RMB16,350,000.

(2) According to two Certificates for the Use of State-owned Land, the land use rights of the property, comprising two pieces of land with an approximate site area of 101,335.00 sq.m. have been allocated to Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司) for industrial use.

(3) According to two Building Ownership Certificates No. 234739 and 060354, the building ownership of the property, comprising a total gross floor area of 11,627.48 sq.m., is vested to Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司).

(4) According to Business Licence No. 0100352 dated 22 June 2006, Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司) is incorporated with a registered capital of RMB221,336,340 for a valid operation period from 17 October 1997 to 10 November 2043.

(5) The opinion of the Group's PRC legal adviser states that:

(i) The land use rights of the property have been allocated to Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司);

(ii) The property is subject to a mortgage for a term due to exprie on 16 June 2007;

(iii) Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司) has obtained the Building Ownership of the property with a total gross floor area of 11,627.48 sq.m.;

(iv) Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司) has the legal ownership of the land use rights and building ownership. However, Xuelu Beer Fengzhen Co., Ltd. (雪鹿啤酒豐鎮有限責任公司) is not entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property unless the permission is obtained from the relevant authority and the land premium is fully settled; and

(iv) The current usage of the such portion of the property is subject to the legal usage of the property.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
9.	A Brewery Factory, Hongshan District, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限責任公司)	The property comprises several factories, offices and ancillary buildings erected on three pieces of contiguous site with an approximate site area of 63,367.00 sq.m. (682,082 sq.ft.). The property was completed between 1980 and 2006 and comprises a total gross floor area of 66,083.97 sq.m. (711,328 sq.ft.), including 63,887.74 sq.m. (687,688 sq.ft.) with Building Ownership Certificates and 2,196.23 sq.m. (23,640 sq.ft.) without valid title documents. The land use rights of the factory portion of the property have been granted for a term of 50 years due to expire in May 2053 and on 11 August 2053 respectively for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB66,000,000 *(See Note (3))* (35.46% interest attributable to the Group: RMB23,403,600)

Notes:

(1) According to three Certificates for the Use of State-owned Land No. (2003) 0148, (2003) 0150 and (2005) 0048, the land use rights of the property, comprising a total gross floor area of 63,367.00 sq.m., have been granted to Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限責任公司) for a term of 50 years due to expire on 11 August 2053, 11 August 2053 and May 2053 respectively for industrial use.

(2) According to fifty-seven Building Ownership Certificates, the building ownership of the property comprising a total gross floor area of 63,887.74 sq.m. is vested to Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) As advised by the Group, eleven buildings with gross floor area of 2,196.23 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title document has been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB990,000.

(5) According to Business Licence No. 1504001000441 dated 12 October 2006, Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) is incorporated with a registered capital of RMB183,070,200 for a valid operation period from 31 August 2001 to 30 August 2051.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 2,196.23 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
10.	Two Apartments, Jixiang Jiayuan, Songshan District, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限責任公司)	The property comprises two apartments with a total gross floor area of 284.77 sq.m. (3,065 sq.ft.), which were completed in 2005.	The property is currently occupied by the Group as staff quarters.	RMB610,000 (35.46% interest attributable to the Group: RMB216,306)

Notes:

(1) According to two Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 284.77 sq.m. is vested to Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司). The details stated in the said certificates are listed as follows:–

Certificate No.	Usage	Gross Floor Area *(sq.m.)*
10125093	Apartment	154.97
10125094	Apartment	129.80
	Total	284.77

(2) According to Business Licence No. 1504001000441 dated 12 October 2006, Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) is incorporated with a registered capital of RMB183,070,200 for a valid operation period from 31 August 2001 to 30 August 2051.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Chifeng) Co., Ltd. (燕京啤酒(赤峰)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
11.	A Brewery Factory, Yuanbaoshan District, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司)	The property comprises several factories, offices and ancillary buildings erected on two pieces of contiguous site with an approximate site area of 53,966.10 sq.m. (580,891 sq.ft.). The property was completed between 1985 and 2002 and comprises a total gross floor area of 22,253.76 sq.m. (239,539 sq.ft.), including 17,418.76 sq.m. (187,496 sq.ft.) with valid Building Ownership Certificates and 4,835.00 sq.m. (52,044 sq.ft.) without title documents. The land use rights of the property have been allocated for industrial use.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) As the land use rights of the property are allocated in nature, in which case the property cannot be transferred without government permission. We have assigned no commercial value to such portion of the property. However, on the assumption that government permission has been obtained and all the necessary premium has been settled, the capital value of such portion of the property with valid title documents in existing state as at 28 February 2007, was RMB11,250,000.

(2) According to two Certificates for the Use of State-owned Land No. (2004) 059 and (2004) 0060, the land use rights of the property, comprising two pieces of land with respective site areas of 42,154.46 sq.m. and 11,811.64 sq.m., have been allocated to Chifeng Shuaiwei Beer Co., Ltd. (赤峰帥威啤酒有限責任公司) (currently renamed as Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司) for industrial use.

(3) According to six Building Ownership Certificates Nos. 21069 to 21074, the building ownership of the property, comprising a total gross floor area of 17,418.76 sq.m. is vested to Chifeng Shuaiwei Beer Co., Ltd. (赤峰帥威啤酒有限責任公司) (currently renamed as Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司).

(4) As advised by the Group, sixteen buildings with a total gross floor area of 4,835.00 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB1,880,000.

(5) According to Business Licence No. 1504001000598 dated 30 October 2006, Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司) is incorporated with a registered capital of RMB23,000,000 for a valid operation period from 30 October 2006 to 29 October 2056.

(6) The opinion of the Group's PRC legal adviser states that:

(i) The land use rights of the property have been allocated to Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司);

(ii) Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司) has obtained the Building Ownership of the property with a total gross floor area of 17,418.76 sq.m.; and

(iii) Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司) has the legal ownership of the land use rights and building ownership. However, Yanjing Beer (Baoshan) Co., Ltd. (燕京啤酒(寶山)有限責任公司) is not entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property unless the permission is obtained from the relevant authority and the land premium is fully settled.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
12.	A Brewery Factory, Ningcheng County, Chifeng City, Neimenggu Autonomous Region, the PRC Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限責任公司)	The property comprises several factories, offices and ancillary buildings erected on five pieces of contiguous site with an approximate site area of 30,444.64 sq.m. (327,706 sq.ft.). The property was completed between 1976 and 2002 and comprises a total gross floor area of 16,049.35 sq.m. (172,755 sq.ft.), including area of 15,745.35 sq.m. (169,480 sq.ft.) with Building Ownership Certificates and 304.00 sq.m. (3,272 sq.ft.) without title documents. The land use rights of the property have been granted for a term of 50 years for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB20,000,000 *(See Note (3)* (31.02% interest attributable to the Group: RMB6,204,000)

Notes:

(1) According to five Certificates for the Use of State-owned Land, the land use rights of the property, comprising an approximate site area of 30,444.64 sq.m. have been granted to Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限責任公司) for a term of 50 years for industrial use. The details stated in the said certificates are listed as follows:–

Certificate No.	Date of Expiry	Site Area *(sq.m.)*
0340	23 Jan 2053	10,205.00
0341	23 Jan 2052	3,309.01
0343	23 Jan 2053	3,163.60
0342	23 Jan 2053	12,750.83
0670	30 Jul 2056	1,016.20
	Total	30,444.64

(2) According to thirty-two Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 15,745.35 sq.m. is vested to Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) As advised by the Group, the buildings with a total gross floor area of 304.00 sq.m. do not have title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB14,000.

(5) According to Business Licence No. 1504291000452 dated 7 September 2006, Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限公司)operation period from 23 December 2003 to 22 December 2053.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Zhongjing) Co., Ltd. (燕京啤酒(中京)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 304.00 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
13.	A Brewery Factory No. 75 Economic-technical Development Zone, Shihezi City, Xinjiang Uygur Autonomous Region, the PRC Xinjiang Yanjing Beer Co., Ltd. (新疆燕京啤酒有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 191,274.00 sq.m. (2,058,873 sq.ft.). The property was completed in 2006 and comprises a total gross floor area of 37,895.85 sq.m. (407,911 sq.ft.). The land use rights of the property have been granted for a term of 50 years commencing on 18 August 2006 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB106,000,000 (43.28% interest attributable to the Group: RMB45,876,800)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2006) 032 dated 18 August 2006, the land use rights of the property, comprising an approximate site area of 191,274.00 sq.m., have been granted to Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) for a term of 50 years due to expire on 17 August 2056 for industrial use.

(2) According to twelve Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 37,895.85 sq.m., is vested to Xinjiang Yanjing Beer Co., Ltd. (新疆燕京啤酒有限公司).

(3) According to Business Licence No. 6590012320417 dated 10 December 2006, Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) is incorporated with a registered capital of RMB150,000,000 for a valid operation period from 12 April 2006 to 7 July 2047.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
14.	6 Units and a Garage, Dong Yuan Xia Wei Yi, No. 48 Economic-technical Development zone, Shihezi City, Xinjiang Uygur Autonomous Region, the PRC Xinjiang Yanjing Beer Co., Ltd. (新疆燕京啤酒有限公司)	The property comprises 6 units with a total gross floor area of 550.03 sq.m. (5,921 sq.ft.) and a garage with a gross floor area of 23.90 sq.m. (257 sq.ft.) of residential developments which were completed in 2007.	Unit 77-5-521 is currently under decoration, while others are currently occupied by the Group as residential use.	No commercial value

Unit	Gross Floor Area (sq.m.)
70-2-231	83.34
70-2-232	83.34
70-3-331	83.34
70-3-332	83.38
72-1-132	138.59
77-5-521	78.04
72-1 Garage	23.90
Total	573.93

The land use rights of the property have been granted for a term of 70 years commencing on 25 April 2002 for residential use.

Notes:

(1) According to six Property Sales Contracts, the six units and a garage comprising a total gross floor area of 573.93 sq.m., is vested to Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司).

(2) According to Business Licence No. 6590012320417 dated 10 December 2006, Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) is incorporated with a registered capital of RMB150,000,000 for a valid operation period from 12 April 2006 to 7 July 2047.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	No
Property Sales Contract	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
15.	Apartment 2-17A Dong Fang Garden No. 92 Changjiang Road, Shayibake District, Urumchi City, Xinjiang Uygur Autonomous Region, the PRC Xinjiang Yanjing Beer Co., Ltd. (新疆燕京啤酒有限公司)	The property, comprising a total gross floor area of 158.03 sq.m. (1,701 sq.ft.) is on the 17th level of building No. 2, which was completed in 2003. The land use rights of the property have been granted for a term of 50 years commencing on 20 April 2001 for residential use.	The property is currently occupied by the Group as an office.	RMB560,000 (43.28% interest attributable to the Group: RMB242,368)

Notes:

(1) According to Building Ownership Certificate No. 2006092090 dated 2 November 2006, the building ownership of the property, comprising a total gross floor area of 158.03 sq.m., is vested to Xinjiang Yanjing Beer Co.,Ltd (新疆燕京啤酒有限公司).

(2) According to Business Licence No. 6590012320417 dated 10 December 2006, Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) is incorporated with a registered capital of RMB150,000,000 for a valid operation period from 12 April 2006 to 7 July 2047.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Xinjiang Yanjing Beer Co., Ltd (新疆燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
16.	A Brewery Factory, Bihu Town, Liandu District, Lishui City, Zhejiang Province, the PRC Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司)	The property comprises several factories, offices and ancillary buildings erected on seven pieces of land with a total site area of 58,653.65 sq.m. (631,348 sq.ft.). The property was completed between 1960 and 2006 and comprises a total gross floor area of 32,530.69 sq.m. (350,160 sq.ft.), including area of 30,277.21 sq.m. (325,904 sq.ft.) with Building Ownership Certificates and the area of 2,253.48 sq.m. (24,256 sq.ft.) without title documents. The land use rights of the property have been granted for a term of 50 years due to expire on 23 May 2055 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB21,000,000 *(See Note (3))* (29.21% interest attributable to the Group: RMB6,134,100)

Notes:

(1) According to seven Certificates for the Use of State-owned Land, the land use rights of the property, comprising an approximate site area of 58,653.65 sq.m. have been granted to Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) for a term of 50 years due to expire on 23 May 2055 for office and industrial uses. The details stated in the said certificates are listed as follows:–

Certificate No.	Usage	Site Area *(sq.m.)*
(2005)20259	Industrial and Office	52,377.29
(2005)20260	Industrial	719.11
(2005)20261	Industrial	106.90
(2005)20262	Industrial	310.49
(2005)20263	Industrial	1,800.85
(2005)20264	Industrial	2,641.23
(2005)20265	Industrial	697.78
	Total	**58,653.65**

(2) According to nineteen Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 30,277.21 sq.m., is vested to Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) According to four documents including Planning Permit for Construction Land No. (2005) 006, Planning Permit for Construction Works No. (2005) 010, Permit for Commencement of Construction Works No. 332501200511240101 and Certificate for the Completion and Acceptance of Construction

Works, a boiling room with a gross floor area of 504.53 sq.m. was permitted to commence and had completed with all standard achieved. Nevertheless, the Building Ownership Certificates have not been obtained. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB377,000

(5) As advised by the Group, six buildings with a total gross floor area of 1,748.95 sq.m. do not have title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB1,120,000.

(6) According to Business Licence No. 3325001003093 dated 13 October 2006, Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) is incorporated with a registered capital of RMB30,670,000 for a valid operation period from 26 April 2004 to 25 April 2054.

(7) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 30,277.21 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property;

(v) Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) has obtained Planning Permit for Construction Works, Permit for Commencement of Construction Works and Certificates for the Completion and Acceptance of Construction Works for the portion of the property with a gross floor area of 504.53 sq.m.. There are no legal impediments for Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) to obtain valid Building Ownership Certificates for such portion of the property; and

(vi) Yanjing Beer (Zhejiang Lishui) Co., Ltd. (燕京啤酒(浙江麗水)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 1,748.95 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(8) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Permit for Commencement of Construction Works	Yes
Certificate for the Completion and Acceptance of Construction Works	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
17.	A Brewery Factory, Jinyun Town, Lishui City, Zhejiang Province, the PRC Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司)	The property comprises several industrial and ancillary buildings erected on three pieces of land with total site area of 101,987.10 sq.m. (1,097,789 sq.ft.). The property was completed between 1990 and 2006 which comprises a total gross floor area of 34,194.20 sq.m. (368,066 sq.ft.), including area of 17,679.36 sq.m. (190,301 sq.ft.) with Building Ownership Certificates and the area of 16,514.84 sq.m. (177,766 sq.ft.) without title documents. The land use rights of the property have been granted for a term of 50 years for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB23,000,000 *(See Note (3))* (32.46% interest attributable to the Group: RMB7,465,800)

Notes:

(1) According to three Certificates for the Use of State-owned Land, the land use rights of the property, comprising three pieces of land with an approximate site area of 101,987.10 sq.m. have been granted to Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司) for a term of 50 years for industrial use. The details stated in the said certificates are listed as follows:

Certificate No.	Date of Expiry	Site Area *(sq.m.)*
(2004) 1-7101	21 Dec 2053	48,817.00
(2004) 1-3501	30 Nov 2048	6,283.10
(2004) 1-3502	15 Nov 2052	46,887.00
	Total	**101,987.10**

(2) According to six Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 17,679.36 sq.m. is vested to Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) According to four documents including Planning Permit for Construction Land, Planning Permit for Construction Works, Permit for Commencement of Construction Works and Certificate for the Completion and Acceptance of Construction Works, nine projects with a total gross floor area of 15,209.47 sq.m. were permitted to commence and had completed with all standard achieved. Nevertheless, the Building Ownership Certificates have not been obtained. We have assigned no

commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB25,950,000.

(5) As advised by the Group, seven buildings with gross floor area of 1,305.37 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the such portion of the property in existing state as at 28 February 2007, was RMB870,000.

(6) According to Business Licence No. 3325261001483 dated 22 September 2004, Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) is incorporated with a registered capital of RMB133,350,000 for a valid operation period from 26 August 2003 to 25 August 2053.

(7) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 17,679.36 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property;

(v) Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) has obtained Planning Permit for Construction Works, Permit for Commencement of Construction Works and Certificates for the Completion and Acceptance of Construction Works for the portion of the property with a gross floor area of 15,209.47 sq.m.. There are no legal impediments for Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) to obtain valid Building Ownership Certificates for such portion of the property; and

(vi) Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 1,305.37 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(8) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Planning Permit for Construction Land	Yes
Planning Permit for Construction Works	Yes
Permit for Commencement of Construction Works	Yes
Certificate for the Completion and Acceptance of Construction Works	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
18.	Two Apartments & Two Car Park Spaces, (Room 201, Unit 1 & Room 301, Unit 3, Block 14, Ziwei Garden) Jinyun Town, Lishui City, Zhejiang Province, the PRC Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司)	The property comprises two apartments and two car park spaces, which were purchased in 2003 with a total gross floor area of 208.73 sq.m. (2,247 sq.ft.).	The property is currently occupied by the Group as staff quarters.	No commercial value

Notes:

(1) According to two Sale & Purchase Agreements issued in 2003, Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司) was agreed to purchase two apartments and two car park spaces located in Ziwei Garden with a total consideration of RMB402,848.90. The details stated in the said agreements are listed as follows:–

Location	Usage	GFA *(sq.m.)*	Price *(RMB)*
Room 201, Unit 1, Block	Apartment	87.90	169,647.00
14, Ziwei Garden	Car Park	25.56	49,330.80
Room 301, Unit 3, Block	Apartment	82.19	158,626.70
14, Ziwei Garden	Car Park	13.08	25,244.40
Total		**208.73**	**402,848.90**

(2) According to Business Licence No. 3325261001483 dated 22 September 2004, Yanjing Beer (Zhejiang Sendo) Co., Ltd. (燕京啤酒(浙江仙都)有限公司) is incorporated with a registered capital of RMB133,350,000 for a valid operation period from 26 August 2003 to 25 August 2053.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) has obtained the land use rights and the building ownership of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Zhejiang Sendo) Co., Ltd (燕京啤酒(浙江仙都)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	No
Sale and Purchase Agreements	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
19.	A Retail Unit, No. 121 Huancheng North Road, Shigu District, Hengyang City, Hunan Province, the PRC Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司)	The property comprises a retail unit with an approximate gross floor area of 94.55 sq.m. (1,018 sq.ft.).	The property is currently occupied by the Group as sales office.	RMB210,000 (40.58% interest attributable to the Group: RMB85,218)

Notes:

(1) According to Building Ownership Certificate No. 00185252, the building ownership of the property, comprising a total gross floor area of 94.55 sq.m., is vested to Yanjing Beer (Hengyang) Co., Ltd. (燕京啤酒(衡陽)有限責任公司).

(2) According to Business Licence No. 4304001001719(1-1) dated 9 January 2007, Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) is incorporated with a registered capital of RMB180,660,000 for a valid operation period from 17 December 1999.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) has obtained the building ownership of the property with a gross floor area of 94.55 sq.m;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
20.	An Industrial Site, Yanfeng District, Hengyang City, Hunan Province, the PRC Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司)	The property comprises an industrial site with an approximate site area of 4,142.80 sq.m. (44,593 sq.ft.). The land use rights of the property have been granted for a term of 50 years due to expire on 11 October 2051 for industrial use.	The property is currently occupied by the Group as greenery area.	RMB1,400,000 (40.58% interest attributable to the Group: RMB568,120)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005A) 301158 dated 18 May 2005, the land use rights of the property, comprising an approximate site area of 4,142.80 sq.m., have been granted to Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) for a term of 50 years due to expire on 11 October 2051 for industrial use.

(2) According to Business Licence No. 4304001001719 (1-1) dated 9 January 2007, Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) is incorporated with a registered capital of RMB180,660,000 for a valid operation period from 17 December 1999.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) has obtained the land use rights of the property;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
21.	A Brewery Factory, Yanfeng District, Hengyang City, Hunan Province, the PRC Yanjing Beer (Hengyang) Co., Ltd. (燕京啤酒(衡陽)有限責任公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 159,594.20 sq.m. (1,717,872 sq.ft.). The property was completed between 1987 and 2001 and comprises a total gross floor area of 49,345.74 sq.m. (531,158 sq. ft.) inclduing 41,628.54 sq.m. (448,090 sq.ft.) with valid Building Ownership Certificates and 7,717.20 sq.m. without title documents. The land use rights of the property have been allocated as industrial, road and residential uses.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) As the land use right of the property are allocated, in which case the property cannot be transferred without government permission. We have assigned no commercial value to such portion of the property. However, on the assumption that such permission has been obtained, the capital value of the property in existing state as at 28 February 2007, was RMB64,340,000.

(2) According to the Certificates for the Use of State-owned Land dated 17 August 2000, the land use rights of the property, comprising an total site area of 159,594.20 sq.m., have been allocated to Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司), the salient terms stated in the said certificates are listed as follows:–

Certificate No.	Usage	Site Area *(sq.m.)*
(2000A) 301096	Industrial	103,491.20
(2000A) 301097	Road	5,988.60
(2000A) 301098	Residential	50,114.40
	Total	**159,594.20**

(3) According to the fourty-six Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 41,628.54 sq.m., is vested to Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司).

(4) As advised by the Group, the title documents of the new built portion of the property with a total gross floor area of 7,717.20 sq.m. is still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB4,250,000.

(5) According to Business Licence No. 4304001001719 (1-1) dated 9 January 2007, Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) is incorporated with a registered capital of RMB180,660,000 for a valid operation period commencing on 17 December 1999.

(6) The opinion of the Group's PRC legal adviser states that:

(i) The land use rights of the property have been allocated to Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司);

(ii) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) has obtained the Building Ownership of the property with a total gross floor area of 41,628.54 sq.m.;

(iii) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) has the legal ownership of the land use rights and building ownership. However, Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) is not entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property unless the permission is obtained from the relevant authority and the land premium is fully settled;

(iv) The current usage of the such portion of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Hengyang) Co., Ltd (燕京啤酒(衡陽)有限責任公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 7,717.20 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
22.	A Brewery Factory, Furong District, Changsha City, Hunan Province, the PRC Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 59,625.38 sq.m. (641,808 sq.ft.). The property was completed in July 2004, and comprises a total gross floor area of 10,302.03 sq.m. (110,891 sq.ft.), without Building Ownership Certificates. The land use rights of the property have been granted for a term of 50 years due to expire on 22 September 2054 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB36,000,000 *(See Note (2))* (41.76% interest attributable to the Group: RMB15,033,600)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 03577 dated 18 August 2005, the land use rights of the property, comprising an approximate site area of 59,625.38 sq.m., have been granted to Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) for a term of 50 years due to expire on 21 September 2054 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) According to Changsha Planning Permit for Construction Works No. (2005) 0114 issued by Changsha Planning Bureau on 30 November 2006, Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) is permitted to construct three buildings with a total gross floor area of 10,128.86 sq.m.. Nevertheless, the Building Ownership Certificates have not been obtained. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB10,000,000.

(4) As advised by the Group, the title documents of the remaining two residential buildings with a total gross floor area of 173.17 sq.m. are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB130,000.

(5) According to Business Licence No. 4301001004552 (3/3) dated 16 March 2005, Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) is incorporated with a registered capital of RMB50,000,000 for a valid operation period from 18 November 2003.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property;

(v) Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) has obtained Planning Permit for Construction Works, Permit for Commencement of Construction Works and Certificates for the Completion and Acceptance of Construction Works for the portion of the property with a gross floor area of 10,128.86 sq.m.. There are no legal impediments for Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) to obtain valid Building Ownership Certificates for such portion of the property; and

(vi) Yanjing Beer (Changsha) Co., Ltd (燕京啤酒(長沙)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 173.17 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Planning Permit for Construction Works	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
23.	A Brewery Factory, Dongshan District, Xiangxiang City, Hunan Province, the PRC Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司)	The property comprises several industrial and ancillary buildings erected on three sites with an approximate site area of 159,086.50 sq.m. (1,712,407 sq.ft.). The property was completed between 1976 and 1999 and comprises a total gross floor area of 51,860.64 sq.m. (558,228 sq.ft.), including 43,987.64 sq.m. (473,483 sq.ft.) with valid Building Ownership Certificates and 7,873 sq.m. (84,745 sq.ft.) without Building Ownership Certificates. The land use rights of the property have been granted for a term of 50 years due to expire in April 2049 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB44,000,000 *(See Note (3))* (40.09% interest attributable to the Group: RMB17,639,600)

Notes:

(1) According to the Certificates for the Use of State-owned Land dated 8 January 2000, the land use rights of the property, comprising a total site area of 159,086.5 sq.m., have been granted to Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司) for a term of 50 years due to expire in April 2049 for industrial use, the salient terms stated in the said certificates are listed as follows:–

Certificate No.	Usage	Site Area *(sq.m.)*
(2000A) 0408005	Industrial	709.50
(2000A) 0409004	Industrial	155,680.00
(2000A) 0410006	Industrial	2,697.00
	Total	**159,086.50**

(2) According to fiftey-seven Building Ownership Certificates Nos. 023015 to 023072, the building ownership of the property, comprising a total gross floor area of 43,987.64 sq.m., is vested to Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) As advised by the Group, the title documents of a portion of the property with a total gross floor area of 7,873 sq.m. are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB4,410,000.

(5) According to Business Licence No. 4303811000748 (1-1) dated 3 August 2004, Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司) is incorporated with a registered capital of RMB95,000,000 for a valid operation period commencing on 30 October 1997.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 43,987.64 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Hunan Yanjing Beer Co., Ltd. (湖南燕京啤酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 7,873 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
24.	A Brewery Factory, 58 Yunong Road, Huishan New and High Technology Agricultural Development Zone, Shenyang, Liaoning Province, the PRC Shenyang Yan Jing Beer Co., Ltd. (沈陽燕京啤酒有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 139,962.60 sq.m. (1,506,557 sq.ft.). The property was completed in 2006 and comprises a total gross floor area of 36,872.21 sq.m. (396,892 sq.ft.). All buildings have not obtained the Building Ownership Certificates. The land use rights of the property have been granted for a term due to expire on 16 December 2055 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB99,000,000 *(See Note (2))* (57.46% interest attributable to the Group: RMB56,885,400)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2006) 8 dated 23 March 2006, the land use rights of the property comprising a total site area of 139,962.60 sq.m. have been granted to Shenyang Yan Jing Beer Co. Ltd. (沈陽燕京啤酒有限公司) for a term due to expire on 16 December 2055 for industrial use.

(2) As advised by the Group, nine buildings with a total gross floor area of 36,872.21 sq.m. do not have valid Building Ownership Certificates. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB62,900,000.

(3) According to Business Licence No. 111604388 (1-1) dated 6 March 2006, Shenyang Yan Jing Beer Co., Ltd. (沈陽燕京啤酒有限公司) is incorporated with a registered capital of RMB100,000,000 for a valid operation period from 20 February 2006 to 19 February 2056.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Shenyang Yan Jing Beer Co., Ltd. (沈陽燕京啤酒有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Shenyang Yan Jing Beer Co., Ltd. (沈陽燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Shenyang Yan Jing Beer Co., Ltd. (沈陽燕京啤酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 36,872.21 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
25.	A Brewery Factory, Songxia Industrial Park, Songgang, Shishan Town, Nanhai District, Foshan, Guangdong Province, the PRC Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司)	The property comprises several industrial and ancillary buildings erected on a plot of industrial land with a total site area of 148,443.34 sq.m. (1,597,844 sq.ft.). The property was completed during 2005 and 2006 and comprises various buildings with a total gross floor area of 41,109.84 sq.m. (442,506 sq.ft.), including 33,299.96 sq.m. (358,441 sq.ft.) with valid Building Ownership Certificates, and 7,809.88 sq.m. (84,066 sq.ft.) without title documents. The land use rights of the property have been granted for a term of 50 years due to expire on 25 April 2054 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB133,000,000 *(See Note (3))* (57.46% interest attributable to the Group: RMB76,421,800)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005)100109 dated 30 August 2005, the land use rights of the property, comprising a total site area of 148,443.34 sq.m., have been granted to Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司) for a term of 50 years due to expire on 25 April 2054 for industrial use.

(2) According to eight Building Ownership Certificates Nos. C4834826, C4834827, C4834828, C4834829, C4834830, C4834831, C4834832 and C4834838, the building ownership of the property, comprising a total gross floor area of 33,299.96 sq.m., is vested to Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) As advised by the Group, the title documents for the Sewage room and office building with an approximate gross floor area of 7,809.88 sq.m. is still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the buildings in existing state as at 28 February 2007, was RMB17,300,000.

(5) According to Business Licence No. 001772 dated 18 September 2006, Guangdong Yanjing beer Co., Ltd. (廣東燕京啤酒有限公司) is incorporated with a registered capital of RMB100,000,000 for a valid operation period from 22 December 2004 to 21 December 2054.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司) has obtained the land use rights and building ownership of the property with a gross floor area of 33,299.96 sq.m.;

(ii) The property is subject to a mortgage for a term from 9 December 2005 to 12 December 2008;

(iii) Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Guangdong Yanjing Beer Co., Ltd. (廣東燕京啤酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 7,809.88 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
26.	A Brewery Factory, No. 58 Zhangjiawei Road, Ganzhou City, Jiangxi Province, the PRC Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司)	The property comprises several industrial and ancillary buildings erected on a plot of land with a total site area of approximately 36,392.50 sq.m. (391,729 sq.ft.). The property was completed between 1984 and 2005 and comprises various factories and office buildings with a total gross floor area of approximately 17,849.16 sq.m. (192,128 sq.ft.) with valid Building Ownership Certificates. There are five buildings with a total gross floor area of 1,906.08 sq.m. (20,517 sq.ft.) without the Building Ownership Certificates. The site is rented from Jiangxi Ganzhou Beer Factory (江西贛州酒廠) for a term from 31 December 2000 to 1 January 2050.	The property is currently occupied by the Group as a brewery factory.	No commercial value

Notes:

(1) According to thirteen Building Ownership Certificates Nos. 00059031, 00059004, 00059034, 00059030, 00059032, 00059003, 00059033, 00097462, 00059119, 00059120 000097773, 00059118 and 00059121, the building ownership of the property, comprising a total gross floor area of 17,849.16 sq.m., is vested to Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司).

(2) We note that five buildings with a total gross floor area of 1,906.08 sq.m. do not have valid Building Ownership Certificates. As advised by the Group, the title documents of the buildings are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB860,000.

(3) According to Business Licence No. 3621001000954 dated 6 July 2000, Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司) is incorporated with a registered capital of RMB86,880,000 for a valid operation period from 6 July 2000 to 5 July 2050.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司) has obtained building ownership of the property with a gross floor area of 17,849.16 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Ganzhou) Co., Ltd. (燕京啤酒(贛州)有限責任公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 1,906.08 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
27.	A Brewery Factory, Xinghuo Industrial Park, Fuding City, Fujian Province, the PRC Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司)	The property comprises several industrial and ancillary buildings erected on two plots of contiguous land with an approximate site area of 80,094.70 sq.m. (862,139 sq.ft.). The property was completed in 2003 and comprises various factories and office buildings with a total gross floor area of approximately 20,182.34 sq.m. (217,243 sq.ft.) holding valid Building Ownership Certificates. There are 5 buildings with a total gross floor area of 5,629.38 sq.m. (60,595 sq.ft.) without Building Ownership Certificates. The land use rights of the property have been granted for a term due to expire on 12 April 2052 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB45,000,000 *(See Note (3))* (17.06% interest attributable to the Group: RMB7,677,000)

Notes:

(1) According to two Certificates for the Use of State-owned Land Nos. (2002) 0446 and (2002) 0447 both dated 12 April 2002, the land use rights of the property comprising respective site areas of 47,383.70 sq.m. and 32,711.00 sq.m., have been granted to Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujina Yanjing Huiquan Beer (Fuding) Co., Ltd. (福建燕京惠泉啤酒福鼎有限公司) for industrial use due to expire on 12 April 2052.

(2) According to two Building Ownership Certificates Nos. 060565 and 060566, the building ownership of the property, comprising a total gross floor area of 20,182.34 sq.m., is vested to Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) We note that there are five buildings with a total gross floor area of 5,629.38 sq.m. do not have the Building Ownership Certificates. As advised by the Group, the title documents of the buildings are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB3,600,000.

(5) According to Business Licence No. 3509821000609 dated 13 September 2004, Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司) is incorporated with a registered capital of RMB80,000,000 for a valid operation period from 18 September 2001 to 17 September 2051.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司) has obtained building ownership of the property with a gross floor area of 20,182.34 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Fujian Yanjing Huiquan Beer (Fuding) Co., Ltd (福建燕京惠泉啤酒福鼎有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 5,629.38 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
28.	A Brewery Factory, Zhongling Industrial Zone, Jinchao Development District, Fuzhou City, Jiangxi Province, the PRC Yanjing Huiquan Beer (Fuzhou) Co., Ltd. (燕京惠泉啤酒(撫州)有限公司)	The property comprises several industrial and ancillary buildings erected on two plots of contiguous land with an approximate site area of 185,333.50 sq.m. (1,994,930 sq.ft.) including an area of 152,000 sq.m. (1,636,128 sq.ft.) with valid title documents and an area of 33,333.50 sq.m. (358,802 sq.ft.) without title documents. The property was completed in 2005 and comprises a total gross floor area of 31,492.20 sq.m. (338,982 sq.ft.) without valid Building Ownership Certificates. The land use rights of the property have been granted for a term of 50 years due to expire on 12 November 2055 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB54,000,000 *(See Note (2))* (21.02% interest attributable to the Group: RMB11,350,800)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2004) 050179, the land use rights of the property, comprising a total site area of 152,000 sq.m., have been granted to Yanjing Huiquan Beer (Fuzhou) Co., Ltd (燕京惠泉啤酒(撫州)有限公司) for a term of 50 years due to expire on 12 November 2055 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) We noted that all the buildings with a total gross floor area of 31,492.20 sq.m. do not have valid Building Ownership Certificates. As advised by the Group, the title documents of the buildings are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB62,600,000.

(4) According to Business Licence No. 3625001101727 dated 15 November 2004, Yanjing Huiquan Beer (Fuzhou) Co., Ltd (燕京惠泉啤酒(撫州)有限公司) is incorporated with a registered capital of RMB130,000,000 for a valid operation period from 15 November 2004 to 14 November 2054.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Huiquan Beer (Fuzhou) Co., Ltd (燕京惠泉啤酒(撫州)有限公司) has obtained the land use rights of the property with a site area of 152,000 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Huiquan Beer (Fuzhou) Co., Ltd (燕京惠泉啤酒(撫州)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing Huiquan Beer (Fuzhou) Co., Ltd (燕京惠泉啤酒(撫州)有限公司) has not obtained the land use rights for the portion of land with a site area of 33,333.50 sq.m. and Building Ownership Certificates for the portion of the property with a total gross floor area of 31,492.20 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
29.	A Brewery Factory, No. 157 Jianshe Street, Luocheng Town, Hui'an County, Fujian Province, the PRC Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	The property comprises several industrial and ancillary buildings erected on a plot of irregular shaped land with a total site area of approximately 60,476.80 sq.m. (650,972 sq.ft.). The property was completed between 1980 and 2000 and comprises various factories, warehouses, offices and other ancillary buildings with a total gross floor area of approximately 47,146.35 sq.m. (507,483 sq.ft.) with valid Building Ownership Certificates. The land use rights of the property have been granted for a term due to expire on 5 September 2051 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB83,000,000 (21.06% interest attributable to the Group: RMB17,479,800)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2001) 170037 dated 5 September 2001, the land use rights of the property, comprising a total site area of 60,476.80 sq.m., have been granted to Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujina Yanjing Huiquan Beer Co., Ltd. (福建省惠泉啤酒股份有限公司) for a term due to expire on 5 September 2051 for industrial use.

(2) According to ten Building Ownership Certificates Nos. 04191, 04192, 04193, 04194, 04195, 04196, 04197, 04198, 04199 & 04200, the building ownership of the property, comprising a total gross floor area of 47,146.35 sq.m., is vested to Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司).

(3) According to Business Licence No. 3500001001759 dated 10 October 2006, Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) is incorporated with a registered capital of RMB250,000,000 for a valid operation period from 4 February 1997 to 4 February 2047.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) has obtained the land use rights and building ownership of the property with a gross floor area of 47,146.35 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
30.	A Brewery Factory (North Factory), Juren Village, Wangchuan Town, Hui'an County, Fujian Province, the PRC Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	The property comprises several industrial buildings erected on a plot land with a total site area of approximately 242,333.00 sq.m. (2,608,472 sq.ft.). The property was completed in 2000 and comprises nine buildings with a total gross floor area of 64,528.00 sq.m. (694,579 sq.m.) without valid Building Ownership Certificates. The land use rights of the property have been granted for a term due to expire on 12 March 2051 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB158,000,000 *(See Note (2))* (21.06% interest attributable to the Group: RMB33,274,800)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2001) 170010 dated 31 March 2001, the land use rights of the property, comprising an approximate site area of 242,333.00 sq.m., have been granted to Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) for a term due to expire on 12 March 2051 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) We noted that nine buildings with a total gross floor area of 64,528.00 sq.m. do not have valid Building Ownership Certificates. As advised by the Group, the title documents of the buildings are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the property in existing state as at 28 February 2007, was RMB87,600,000.

(4) According to Business Licence No. 3500001001759 dated 10 October 2006, Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) is incorporated with a registered capital of RMB250,000,000 for a valid operation period from 4 February 1997 to 4 February 2047.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 64,528.00 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
31.	A Bottle Storage Field, Nanzhou Village Community Centre, Luocheng Town, Huian County, Fujian Province, the PRC Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	The property comprises a building erected on a plot of land with an approximate site area of 99,666.00 sq.m. (1,072,805 sq.ft.). The property was completed in 2000 and comprises a total gross floor area of 800.00 sq.m. (8,611 sq.ft.) without valid Building Ownership Certificates. The land use rights of the property have been granted for a term due to expire on 19 January 2055 for industrial use.	The property is currently occupied by the Group as bottle storage field.	RMB26,000,000 *(See Note (2))* (21.06% interest attributable to the Group: RMB5,475,600)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 700003 dated 13 February 2007, the land use rights of the property, comprising an approximate site area of 99,666.00 sq.m., have been granted to Fujian Yanjing Huiquan Beer Co., Ltd Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) for a term of 50 years due to expire on 19 January 2055 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) We noted that a building with a total gross floor area of 800.00 sq.m. do not have valid Building Ownership Certificate. As advised by the Group, the title documents of the building are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the property in existing state as at 28 February 2007, was RMB700,000.

(4) According to Business Licence No. 3500001001759 dated 10 October 2006, Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) is incorporated with a registered capital of RMB250,000,000 for a valid operation period from 4 February 1997 to 4 February 2047.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Fujian Yanjing Huiquan Beer Co., Ltd. (福建燕京惠泉啤酒股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 800.00 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
32.	Unit 3B, Block 3, Yurong Garden, Gulou District, Fuzhou City, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	The property comprises a residential apartment with a total gross floor area of 125.30 sq.m. (1,349 sq.ft.) with valid Building Ownership Certificate, which was completed in 1998.	The property is currently occupied by the Group mainly for residential use.	RMB700,000 (21.06% interest attributable to the Group: RMB147,420)

Notes:

(1) According to Building Ownership Certificate No. R0120346, the building ownership of the property, comprising a total gross floor area of 125.30 sq.m., is vested to Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司).

(2) According to Business Licence No. 3500001001759 dated 10 October 2006, Fujina Yanjing Huiquan Beer Co., Ltd (福建省燕京惠泉啤酒股份有限公司) is incorporated with a registered capital of RMB250,000,000 for a valid operation period from 4 February 1997 to 4 February 2047.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer Co., Ltd (福建燕京惠泉啤酒股份有限公司) has obtained the building ownership of the property with a gross floor area of 125.30 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer Co., Ltd (福建燕京惠泉啤酒股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
33.	Unit 26C and Car Park No. 14, No. 819 Hubin Road South, Xiamen City, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	The property comprises a unit on the 26 level of a 32-storey apartment which was completed in 1994. The property comprises a residential apartment and a car parking space with respective gross floor areas of 132.58 sq.m. (1,427 sq.ft.) and 47.14 sq.m. (507 sq.ft.). The distributed site area for the property is 16.82 sq.m. (181 sq.ft.). The land use rights of the property have been granted for a term from 29 May 1990 to 28 May 2060 for residential use.	The property is currently occupied by the Group mainly for residential use.	RMB1,000,000 (21.06% interest attributable to the Group: RMB210,600)

Notes:

(1) According to Land and Building Ownership Certificate No. 00045056, the land use rights of the property, comprising an approximate site area of 16.82 sq.m. have been granted to Fujian Huian Beer Company (Xiamen Office) (福建省惠安啤酒廠廈門辦事處) (currently renamed as Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) for a term of 70 years due to expire on 28 May 2060 for residential use. The building ownership of the property, comprising a gross floor area of 132.58 sq.m. and a car park of 47.14 sq.m. is vested to Fujian Huian Beer Company (Xiamen Office) (福建省惠安啤酒廠廈門辦事處) (currently renamed as Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司).

(2) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer Co., Ltd (福建燕京惠泉啤酒股份有限公司) has obtained the land use rights and building ownership of the property with a gross floor area of 179.72 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer Co., Ltd (福建燕京惠泉啤酒股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(3) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Land and Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
34.	Units 103, 201, 202, 701 and 14, No. 2 of Section 2, Fengze Town, Quanzhou City, Fujian Province, the PRC Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司)	The property comprises two office units on Level 2, two office units on Level 7 and a retail shop on Level 1 of Block 2 of Section 2 of Fengze Town with a total gross floor area of 511.49 sq.m. (5,506 sq.ft.) with valid Building Ownership Certificates.which was completed in 1998.	The office units of the property are currently occupied by the Group as office use and the retail unit of the property is currently leased out as a retail shop.	RMB2,400,000 (21.06% interest attributable to the Group: RMB505,440)

Notes:

(1) According to Building Ownership Certificates Nos. 22496, 22497, 22498 and 22499, the building ownership of the property, comprising a total gross floor area of 511.49 sq.m., is vested to Fujian Huiquan Beer (Group) Co., Ltd. (福建省惠泉啤酒集團股份有限公司) (currently renamed as Fujian Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司).

(2) According to Business Licence No. 3500001001759 dated 10 October 2006, Fujina Yanjing Huiquan Beer Co., Ltd. (福建省燕京惠泉啤酒股份有限公司) is incorporated with a registered capital of RMB250,000,000 for a valid operation period from 4 February 1997 to 4 February 2047.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yanjing Huiquan Beer Co., Ltd (福建省燕京惠泉啤酒股份有限公司) has obtained the building ownership of the property with a gross floor area of 511.49 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yanjing Huiquan Beer Co., Ltd (福建燕京惠泉啤酒股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
35.	A Brewery Factory, Hongcuoshan, Outside North Gate, Luocheng Town, Hui'an County, Fujian Province, the PRC Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料有限公司)	The property comprises several industrial and ancillary buildings erected on three plots of contiguous land with a total site area of approximately 36,962.10 sq.m. (397,860 sq.ft.). The property was completed between 1970 and 2006 and comprises various factories, warehouses, staff quarters and other ancillary buildings with a total gross floor area of approximately 16,203.78 sq.m. (174,417 sq.ft.) with valid Building Ownership Certificates. There are six buildings with a total gross floor area of 4,358.00 sq.m. (46,910 sq.ft.) without Building Ownership Certificates. The land use rights of the property have been granted for terms due to expire on 6 April 2046, 10 November 2048 and 14 June 2049 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB21,000,000 *(See Note (3))* (17.90% interest attributable to the Group: RMB3,759,000)

Notes:

(1) According to three Certificates for the Use of State-owned Land, the land use rights of the property comprising a total site area of 36,962.10 sq.m. have been granted to Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料有限公司), the details stated in the said certificates are listed as follows:–

Certificate No.	Date of Expiry	Usage	Site Area *(sq.m.)*
(2002)170089	06 Apr 2046	Factory and Ancillary	6,004.10
(1999)170084	14 Jun 2049	Industrial	16,466.40
(1999)170017	10 Nov 2048	Factory	14,491.60
		Total	**36,962.10**

(2) According to four Building Ownership Certificates Nos. 00519, 00520, 00521 and 14565, the building ownership of the property, comprising a total gross floor area of 16,203.78 sq.m., is vested to Quanzhou Jinmai Beer Ingredients Co., Ltd (泉州市金麥啤酒原料有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) We noted that six buildings with a total gross floor area of 4,358.00 sq.m. do not have valid Building Ownership Certificates. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB3,700,000.

(5) According to Business Licence No. 3505211000108 dated 3 December 2001, Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料有限公司) is incorporated with a registered capital of RMB20,000,000 for a valid operation period from 24 June 1998 to 23 June 2048.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料有限公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 16,203.78 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Quanzhou Jinmai Beer Ingredients Co., Ltd. (泉州市金麥啤酒原料有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 4,358 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
36.	A Hostel, No. 31 Baiyun Road, Ji'an City, Jiangxi Province, the PRC Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司)	The property comprises a hostel building erected on a site with an approximate site area of 1,172.80 sq.m. (12,624 sq.ft.). The property was completed in 1999 and comprises a total gross floor area of 1,545.93 sq.m. (16,640 sq.ft.). The land use rights of the property have been granted for a term of 50 years due to expire in July 2049 for hostel use.	The property is currently held by the Group for commercial use.	RMB4,900,000 (32.86% interest attributable to the Group: RMB1,610,140)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (1997) 2-77 dated 19 July 1999, the land use rights of the property, comprising an approximate site area of 1,172.80 sq.m., have been granted to Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司) for a term of 50 years due to expire in July 2049 for hostel use.

(2) According to Building Ownership Certificates No. B017052, the building ownership of the property, comprising a total gross floor area of 1,545.93 sq.m. is vested to Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司).

(3) According to Business Licence No. 3624211160551 dated 9 February 1999, Jiangxi Yang Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司) is incorporated with a registered capital of RMB129,511,400 for a valid operation period commencing on 9 February 1999.

(4) The opinion of the Group's PRC legal adviser states that:

(i) Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 1,543.93 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
37.	A Brewery Factory Baiyun Road, Ji'an City, Jiangxi Province, the PRC Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司)	The property comprises several industrial and ancillary buildings erected on 3 plots of land with a total site area of 98,808.00 sq.m. (1,063,569 sq.ft.) The property was completed between 1970 and 2000 and comprises various workshops and office buildings with a total gross floor area of approximately 19,501.89 sq.m. (209,918 sq.ft.) with valid Building Ownership Certificates. There are thirteen buildings with a total gross floor area of 10,615.88 sq.m. (114,269 sq.ft.) without Building Ownership Certificates. The land use rights of two plots of land with a total site area of 89,324.60 sq.m. (961,490 sq.ft.) have been granted for a term due to expire on 27 December 2051 and July 2049 for industrial use. The remaining land use rights with a site area of 9,482.50 sq.m. (102,070 sq.ft.) are allocated for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB47,000,000 *(See Note (3))* (32.86% interest attributable to the Group: RMB15,444,200)

Notes:

(1) According to three Certificates for the Use of State-owned Land, the land use right of the property comprising 3 plots of land with total site area of 98,808.00 sq.m. have been granted to Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司) for industrial use with details as follows:

Certificate No.	Date of Expiry	Status	Site Area *(sq.m.)*
(1990) 2-12	Jul 2049	Granted	77,086
(2002) 2-93	27 Dec 2051	Granted	12,239
(2002) 2-96		Allocated	9,483
		Total	**98,808**

(2) According to fifteen Building Ownership Certificates Nos. B017054, B017051, B017044, B017048, B017047, B017046, B017050, B017049, B017055, B016983, B016984, B016989, B016986, B016985, B016987, the building ownership of the property, comprising a total gross floor area of 19,501.89 sq.m., is vested to Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) We noted that there are thirteen buildings with a total gross floor area of 10,615.88 sq.m. do not have valid Building Ownership Certificates. As advised by the Group, the title documents of the buildings are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of such portion of the property in existing state as at 28 February 2007, was RMB4,377,313.

(5) According to Business Licence No. 3624211160551 dated 9 February 1999, Jiangxi Yanjing Beer Co. Ltd. (江西燕京啤酒有限責任公司) is incorporated with a registered capital of RMB129,511,400 for a valid operation period commencing on 9 February 1999.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Jiangxi Yanjing Beer Co. Ltd. (江西燕京啤酒有限責任公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 19,501,89 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Jiangxi Yanjing Beer Co. Ltd. (江西燕京啤酒有限責任公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Jiangxi Yanjing Beer Co. Ltd. (江西燕京啤酒有限責任公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 10,615.88 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
38.	2nd and 5th Floors, Subsidized Housing, No. 8 Baiyun Road, Ji'an City, Jiangxi Province, the PRC Jiangxi Yan Jing Beer Co. Ltd. (江西燕京啤酒有限責任公司)	The property comprises 2 residential units. The property was completed in 1999 and comprises a total gross floor area of 183.40 sq.m. (1,974 sq.ft.).without valid Building Ownership Certificates.	The property is currently occupied by the Group as residential and office uses.	No commercial value

Notes:

(1) The property has not obtained the Building Ownership Certificate.

(2) We note that there are 2 residential units with a total gross floor area of 183.40 sq.m. do not have Building Ownership Certificates. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the property in existing state as at 28 February 2007, was RMB176,000.

(3) According to Business Licence No. 3624211160551 dated 9 February 1999, Jiangxi Yanjing Beer Co. Ltd. (江西燕京啤酒有限責任公司) is incorporated with a registered capital of RMB129,511,400 for a valid operation period commencing on 9 February 1999.

(4) The opinion of the Group's PRC legal adviser states that:

Jiangxi Yanjing Beer Co. Ltd. (江西燕京啤酒有限責任公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 183.40 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
39.	Four Residential Units with a Basement Car Park, Qi Xing Garden situated at No. 1 Chuanshan East Road, Guilin City, Guangxi Zhuang Autonomous Region, the PRC Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司)	The property comprises four residential units and a car park in the basement. One of the residential unit is situated at the 5th floor in Peony Court (牡丹苑) and the other three units are situated at 9th and 10th floors in Century New City (世紀新城). The property has a total gross floor area of approximately 437.37 sq.m. (4,708 sq.ft.) with a total distributed site area of 317.37 sq.m. (3,416 sq.ft.). The car park with a gross floor area of 12.00 sq.m. (129 sq.ft.) has not been obtained the Building Ownership Certificate by the Group. The land use rights of three residential units had been granted for a term due to expire on 29 March 2063 for residential use.	The property is currently occupied by the Group for residential and car park uses.	RMB1,300,000 *(See Note (3))* (33.04% interest attributable to the Group: RMB429,520)

Notes:

(1) According to three Certificates for the Use of State-owned Land, the land use right of the property comprising 3 plots of land with total site area of 317.37 sq.m. have been granted to Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) for residential use with details as follows:

Certificate No.	Land Use Term Expiry Date	Site Area *(sq.m.)*
000301	29 Mar 2063	105.79
000302	29 Mar 2063	105.79
000303	29 Mar 2063	105.79
		317.37

(2) According to four Building Ownership Certificates Nos. 30143043, 30162177, 30179540, 30165015, the building ownership of the property with total gross floor area of 437.37 sq.m. have been vested to Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) We noted that the car park comprising a total gross floor area of 12.00 sq.m. is without the Building Ownership Certificates. We have assigned no commercial value to such portion of the property. However, on the assumption that the title document has been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB100,000.

(5) According to Business Licence No. 4500001000923(1-2), Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) was incorporated with a registered capital of RMB160,776,000.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) has obtained the land use rights and the building ownership of the property with a total gross floor area of 437.37 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 12.00 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificates	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
40.	A Brewery Factory, situated in Cuizhu Road, Guilin City, Guangxi Zhuang Autonomous Region, the PRC Yanjing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司)	The property comprises an industrial complex and ancillary facilities erected on five irregular-shaped sites with a site area of approximately 187,490.22 sq.m. (2,018,145 sq.ft.). The property comprises 28 buildings including various workshops, office buildings, warehouses, and ancillary facilities with a total area of approximately 68,370.78 sq.m. (735,943 sq.ft.) with Building Ownership Certificates. There are 31 buildings with a total gross floor area of 33,984.09 sq.m. (365,805 sq.ft.) without the Building Ownership Certificates. The land use rights of the 3 plots of land with a total site area 117,389.20 sq.m. (1,263,577 sq.ft.) had been granted for a term due to expire on 8 June 2049, 8 June 2049 and 22 February 2048 respectively for industrial use. The land use rights of another 2 plots of land with a total site area of 70,101.02 (754,567 sq.ft.) have not been obtained by the Group.	The property is currently occupied by the Group for industrial use.	RMB160,000,000 *(See Note (3))* (33.04% interest attributable to the Group: RMB52,864,000)

Notes:

(1) According to 3 Certificates for the Use of State-owned Land, the land use right of the property comprising 3 plots of land with total site area of 117,389.20 sq.m. have been granted to Yan Jing Beer (Guilin Liquan) Co. Ltd. for industrial use (燕京啤酒(桂林漓泉)股份有限公司) with details as follows:

Certificate No.	Date of Expiry *(sq.m.)*	Site Area
000340	8 Jun 2049	98,028.00
000348	8 Jun 2049	7,231.20
000341	22 Feb 2048	12,130.00
		117,389.20

The land use rights of the other 2 plots of land have not been obtained by the Group.

(2) According to 29 Building Ownership Certificates, the building ownership of the property with a total gross floor area of 68,370.78 sq.m. have been vested to Yan Jing Beer (Guilin Liquan) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) for industrial use.

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) We noted that there are 31 buildings with a total gross floor area of 33,984.09 sq.m. without the Building Ownership Certificates. As advised by the Group, the title document of the buildings is still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title documents has been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB73,900,000.

(5) According to Business License No. 4500001000923 (1-2) dated 10 May 2006, Yan Jing Beer (Guilin Liquan) Co. Ltd (燕京啤酒(桂林漓泉)股份有限公司) was incorporated with a registered capital of RMB160,776,000.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Yan Jing Beer (Guilin) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) has obtained the land use rights and the building ownership of the property with a gross floor area of 68,370.78 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yan Jing Beer (Guilin) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yan Jing Beer (Guilin) Co. Ltd. (燕京啤酒(桂林漓泉)股份有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 33,984.09 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificates	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
41	An Industrial Complex with Ancillary Facilities situated in Yanjing Road, Yuzhou District, Yulin City, Guangxi Zhuang Autonomous Region, the PRC Yanjing (Yulin) Beer Co., Ltd (燕京啤酒(玉林)有限公司)	The property comprises an industrial complex and ancillary facilities erected on a regular-shaped site with an approximate site area of 131,806.88 sq.m. (1,418,769 sq.ft.). The property comprises 16 buildings including various factories, office buildings, warehouses, and ancillary facilities with a total gross floor area of approximately 41,286.57 sq.m. (444,409 sq.ft.). without valid Building Ownership Certificates. The buildings are completed between 2005 and 2006. There are 5 buildings with a total gross floor area of 7,170 sq.m. are currently under construction. The land use rights of the property has been granted for a term due to expire on 10 March 2055 for industrial use.	The part of the property is currently occupied by the Group as a brewery factory and partly of the property is currently under construction.	RMB49,000,000 *(See Note 92))* (33.45% interest attributable to the Group: RMB16,390,500)

Notes:

(1) According to Certificate for the Use of State-owned Land No. A084 dated 30 April 2005, the land use rights of the property comprising an apportioned site area of approximately 131,806.88 sq. m. has been granted to Yanjing (Yulin) Beer Co., Ltd (燕京啤酒(玉林)有限公司) for a term due to expire on 10 March 2055 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) We noted that sixteen buildings with a total gross floor area of 41,286.57 sq.m. do not have valid Building Ownership Certificates. As advised by the Group, the title documents of the buildings are still in process of application. In addition, there are five buildings are now currently under construction. Hence, we have assigned no commercial value to such portion of the property. However, on the assumption that the title documents have been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB77,100,000.

(4) According to Business Licence No. 4509001002219 (1-1), Yanjing Beer (Yulin) Co. Ltd. is incorporated with a registered capital of RMB200,000,000 for a valid operation period from 31 December 2004 to 31 December 2054.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing (Yulin) Beer Co., Ltd (燕京啤酒(玉林)有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing (Yulin) Beer Co., Ltd (燕京啤酒(玉林)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing (Yulin) Beer Co., Ltd (燕京啤酒(玉林)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 41,286.57 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
42.	A Brewery Factory, Jinji Industrial Park, Fengzhou Town, Nan'an City, Fujian Province, the PRC Fujian Yanjing Beer Co., Ltd (福建燕京啤酒有限公司)	The property comprises several industrial and ancillary buildings erected on 2 plots of contiguous land with a total site area of approximately 112,432.70 sq.m. (1,210,226 sq.ft.). The property comprises various factories, warehouses, staff quarters and other ancillary buildings with a total gross floor area of approximately 9,893.36 sq.m. (106,492 sq.ft.) with valid Building Ownership Certificates. There are 15 buildings with a total gross floor area of 17,998.99 sq.m. (193,741 sq.ft.) without Building Ownership Certificates. The property was completed between 1996 and 2003. The land use rights of the property have been granted for a term commencing on May 2003 and due to expire on 13 May 2046 and 30 January 2053 for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB39,000,000 *(See Note (3))* (41.73% interest attributable to the Group: RMB16,274,700)

Notes:

(1) According to two Certificates for the Use of State-owned Land, the land use rights of the property comprising 2 plots of land with total site area of 112,432.70 sq.m. have been granted to Fujian Yan Jing Beer Co., Ltd. (福建燕京啤酒有限公司) for industrial use with details as follows:

Certificate No.	Date of Expiry	Site Area *(sq.m.)*
00030161	30 Jan 2053	67,792.70
00030162	13 May 2046	44,640.00
	Total	**112,432.70**

(2) According to five Building Ownership Certificates Nos. 01050476, 01050477, 01050478, 01050479 & 01050480, the building ownership of the property, comprising a total gross floor area of 9,893.36 sq.m., is vested to Fujian Yan Jing Beer Co., Ltd (福建燕京啤酒有限公司).

(3) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(4) We noted that fifteen buildings with a total gross floor area of 17,998.99 sq.m. do not have valid Building Ownership Certificates. As advised by the Group, the title document of the buildings is still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title document has been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB31,700,000.

(5) According to Business Licence No. 3505831001274 dated 8 April 2004, Fujian Yan Jing Beer Co., Ltd (福建燕京啤酒有限公司) is incorporated with a registered capital of RMB140,000,000 for a valid operation period from 20 November 2002 to 19 November 2052.

(6) The opinion of the Group's PRC legal adviser states that:

(i) Fujian Yan Jing Beer Co., Ltd (福建燕京啤酒有限公司) has obtained the land use rights and building ownership of the property with a total gross floor area of 9,893.36 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Fujian Yan Jing Beer Co., Ltd (福建燕京啤酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Fujian Yan Jing Beer Co., Ltd (福建燕京啤酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 17,998.99 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
43.	A Brewery Factory, South of Xiantao Road, Xiantao City, Hubei Province, the PRC (Yanjing Beer (Xiantao) Co., Ltd (燕京啤酒(仙桃)有限公司)	The property comprises several industrial and ancillary buildings erected on a site with an approximate site area of 150,779.31 sq.m. (1,622,988 sq.ft.). The property comprises a total gross floor area of 48,160.48 sq.m. (518,399.41 sq.ft.). All buildings have not been obtained the Building Ownership Certificates. The land use rights of the property have been granted for a term of 50 years due to expire on 20 July 2054, 12 November 2055 and 29 December 2056 respectively for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB24,000,000 *(See Note (2))* (43.13% interest attributable to the Group: RMB10,351,200)

Notes:

(1) According to three Certificates for the Use of State-owned Land, the land use rights of the property, comprising a total site area of 150,779.31 sq.m., have been granted to Yanjing Beer (Xiantao) Co., Ltd. (燕京啤酒(仙桃)有限公司) for a term of 50 years industrial use, the details are lised as follows:

Certificate No.	Date of Expiry	Site Area *(sq.m.)*
(2004) 2169	20 Jul 2054	133,209.79
(2006) 0174	12 Nov 2055	7,966.00
(2007) 0263	29 Dec 2056	9,603.52
	Total	**150,779.31**

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) As advised by the Group, the Building Ownership Certificates of the buildings with a gross floor area of 48,160.48 sq.m. are still in process of application. We have assigned no commercial value to such portion of the property. However, on the assumption that the title document has been obtained, the capital value of the buildings in existing state as at 28 February 2007, was RMB46,140,000.

(4) According to Business Licence No. 429004l100433 dated 24 May 2006, Yanjing Beer (Xiantao) Co., Ltd. (燕京啤酒(仙桃)有限公司) is incorporated with a registered capital of US$23,363,307 for a valid operation period from 4 August 2004 to 4 August 2054.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Xiantao) Co., Ltd. (燕京啤酒(仙桃)有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Xiantao) Co., Ltd. (燕京啤酒(仙桃)有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Xiantao) Co., Ltd. (燕京啤酒(仙桃)有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 48,160.48 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
44.	A Brewery Factory, Yanjing Road, Yicheng City, Hubei Province, the PRC Yangjing Beer (Xiangfan) Co., Ltd (燕京啤酒(襄樊)有限公司)	The property comprises several industrial, residential and ancillary buildings erected on six sites with an approximate site area of 204,705.22 sq.m. (2,203,446.99 sq.ft.). The property comprises a total gross floor area of 53,048.94 sq.m. (571,018.79sq.ft.). The land use rights of three plots of land with a total site area of 123,386.71 sq.m. (1,328,135 sq.ft.) have been granted for a term due to expire on 12 January 2050 and 14 June 2052 for industrial use. The land use rights of a plot of land with a total site area of 9,788.26 sq.m. (105,361 sq.ft.) have been granted for a term due to expire on 12 January 2050 for residential use. The land use rights of remaining 2 plots of land with a total site area of 71,530.25 (769,952 sq.ft.) have been allocated to the Group for industrial use.	The property is currently occupied by the Group as a brewery factory.	RMB75,000,000 (42.27% interest attributable to the Group: RMB31,702,500)

Notes:

(1) According to four Certificates for the Use of State-owned Land, the land use rights of the property, comprising an approximate site area of 271,371.89 sq.m., have been granted to Yanjing Beer (Xiangfan) Co., Ltd. (燕京啤酒(襄樊)有限公司), the details stated in the said certificates are listed as follows:–

Certificate No.	Date of Expiry	Usage	Site Area *(sq.m.)*
(2003)000343310	14 Jun 2052	Industrial	66,508.30
(2000)000342002	12 Jan 2050	Industrial	56,122.62
(2000)000343117	12 Jan 2050	Industrial	755.79
(2000)000341012	12 Jan 2050	Residential	9,788.26
		Total	**133,174.97**

(2) According to the Certificates for the Use of State-owned Land, the land use rights of the property, comprising an approximate site area of 71,530.25 sq.m., have been allocated to Yanjing Beer (Xiangfan) Co., Ltd (燕京啤酒(襄樊)有限公司) for industrial use, the details stated in the said certificates are listed as follows:–

Certificate No.	Usage	Site Area *(sq.m.)*
(2002)002050509	Industrial	46,028.98
(2001)002005510	Industrial	25,501.27
	Total	**71,530.25**

(3) According to eight Building Ownership Certificates, the building ownership of the property, comprising a total gross floor area of 53,048.94 sq.m., is vested to Yanjing Beer (Xiangfan) Co., Ltd. (燕京啤酒(襄樊)有限公司).

(4) According to Business Licence No. 4206841300003 dated 31 October 2006, Yanjing Beer (Xiangfan) Co., Ltd. is incorporated with a registered capital of US$21,873,117.98 for a valid operation period from 24 February 2000.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Yanjing Beer (Xiangfan) Co., Ltd. (燕京啤酒(襄樊)有限公司) has granted the land use rights with a site area of 217,371.89 sq.m. and the building ownership of the property with a gross floor area of 53,048.94 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Yanjing Beer (Shandong Wuming) Co., Ltd. (燕京啤酒(山東無名)股份有限公司) has allocated the land use rights of the property with a total site area of 71,530.25 sq.m. and has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 13,588.22 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
45.	East of Tian Yi Road, Lu Quan Village, Daxing District, Beijing, the PRC Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司)	The property comprises two pieces of land with a total site area of 26,456.84 sq.m. (284,781 sq.ft.). The industrial and ancillary buildings comprise a total gross floor area of 12,477.83 sq.m. (134,311 sq.ft.), which were mostly constructed after December 2001. The property is held with land use rights terms of 50 years expiring on 17 December 2048 and May 2049 for the industrial use.	The property is currently occupied as a wine factory.	RMB12,000,000 *(See Note (2))* (51% interest attributable to the Group: RMB6,120,000)

Notes:

(1) According to two Certificates for the Use of State-owned Land No. (2004)00000144 and No. 252, the land use rights of the property comprising respective site areas of approximately 13,256.84 sq.m. and 13,200.00 sq.m. have been granted to Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司) for a term of 50 years due to expire on 17 December 2048 and May 2049 respectively for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) As advised by the Group, the building with a total gross floor area of 12,477.83 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title document has been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB13,530,000.

(4) According to Business Licence No. 900053, Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司) was established on 24 August 1995 with a registered capital of US$2,700,000 for an operating period from 24 August 1995 to 23 August 2025.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Beijing Feng Shou Wine Co., Ltd. (北京豐收葡萄酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 12,477.83 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
46.	West of Lu Quan Village, Daxing District, Beijing, the PRC Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司)	The property comprises a site with a site area of 38,837.00 sq.m. (418,041 sq.ft.). The property comprises various industrial and ancillary buildings, most of which were constructed in 1980's and many were refurbished in 2000's with a total gross floor area of 13,712 sq.m. (147,596 sq.ft.) without title documents. The property is held with land use rights for a term of 50 years due to expire in December 2048 for industrial use.	The property is currently occupied as wine factory.	RMB17,000,000 *(See Note (2))* (51% interest attributable to the Group: RMB8,670,000)

Notes:

(1) According to Certificate for the Use of State-owned Land No. 186, the land use rights of the property comprising a site area of approximately 38,837.00 sq.m. have been granted to Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司) for a term of 50 years due to expire in December 2048 for industrial use.

(2) The capital value in existing state as at 28 February 2007 is only subject to the portion of the property with valid title documents.

(3) As advised by the Group, the building with total gross floor area of 13,712.00 sq.m. do not have valid title documents. We have assigned no commercial value to such portion of the property. However, on the assumption that the title document has been obtained, the capital value of the building in existing state as at 28 February 2007, was RMB7,660,000.

(4) According to Business Licence No. 00227, Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司) was established on 18 July 1992 with a registered capital of RMB11,880,000 for an operating period from 18 July 1992 to 17 July 2022.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司) has obtained the land use rights;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property;

(iv) The current usage of the property is subject to the legal usage of the property; and

(v) Beijing Shun Xing Wine Co., Ltd. (北京順興葡萄酒有限公司) has not obtained the Building Ownership Certificates for the portion of the property with a total gross floor area of 13,712.00 sq.m.. Therefore, such portion of the property is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

(6) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
47.	Beijing Enterprises Hi-Tech Tower, Block No. 2, No. 10 Bai Fu Chuan Road, Changping District, Beijing the PRC Beijing Enterprises Holdings High-Tech Innovation Hub Co., Ltd. (北京北控高科技孵化器有限公司)	Beijing Enterprises Holdings High-Tech Tower comprises a 12-storey office building erected on 1-level carpark basement completed in 2003. The property comprises the whole block of Beijing Enterprises Hi-Tech Tower with a total gross floor area of approximately 19,251.94 sq.m. (207,228 sq.ft.). The land use rights of the property have been granted for a term expiring on 26 November 2052 for industrial use.	Portion of the property is subject to various tenancies. The remaining portion of the property is currently vacant.	RMB77,100,000 (97.99% interest attributable to the Group: RMB75,550,290)

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005)042 dated 25 January 2005, issued by Beijing Changping government, the land use rights of the property, comprising a site area of 8,912.80 sq.m., have been granted to Beijing Enterprises Holdings High-Tech Innovation Hub Co., Ltd. (北京北控高科技孵化器有限公司) for a term expiring on 26 November 2052 for industrial use.

(2) According to Building Ownership Certificate No. 30719 dated 21 April 2005, the building ownership of the property, comprising a gross floor area of 19,251.94 sq.m., have been granted to Beijing Enterprises Holdings High-Tech Innovation Hub Co. Ltd. (北京北控高科技孵化器有限公司) for industrial use.

(3) According to Grant Contract of State-owned Land Use Right No. (2002) 779 entered into between Beijing Land Resources and Housing Administrative Bureau (the "Grantor") and Beijing Enterprises Holdings High-Tech Development Co., Ltd. (the "Grantee") on 27 November 2002, the Grantor has agreed to grant the land use rights of the property to the Grantee. The salient conditions as stipulated in the said grant contract are, inter alia, summarized as follows:–

(i)	Location	:	10 Bai Fu Chuan Road, Changping District, Beijing
(ii)	Site area	:	9,218 sq.m.
(iii)	Gross Floor Area	:	19,879.80 sq.m. (in which 17,821 sq.m. is specified for structures above ground whilst 2,058.80 sq.m. is specified for underground structures)
(iv)	Use	:	Industrial
(v)	Land premium	:	RMB1,261,270

(4) According to the Articles of Association of Beijing Enterprises Holdings High-Tech Innovation Hub Co., Ltd (北京北控高科技孵化器有限公司) which has a total registered capital of RMB50,000,000, Beijing Enterprises Holdings Hi-Tech Development Co., Ltd (北控高科技發展有限公司) (Party A) and Beijing Corporation Development and Investment Management Centre (北京市京聯發投資管理中心) (Party B) hold respective market shares of RMB49,500,000 (99%) and RMB500,000 (1%).

(5) According to the Articles of Association of Beijing Enterprises Holdings Hi-Tech Development Co., Ltd. (北控高科技發展有限公司) which has a total registered capital of US$30,000,000, Beijing Enterprises Holdings Limited (北京控股有限公司) (Party A) and Beijing Zhongguancun Entrepreneurs Investment and Development Centre (北京市中關村創業投資發展中心) (Party B) hold respective market shares of RMB29,395,939.5 (97.985%) and RMB604,060.5 (2.015%).

(6) The opinion of the Group's PRC legal adviser states that:

(i) Beijing Enterprises Holdings High-Tech Innovation Hub Co., Ltd (北京北控高科技孵化器有限公司) has obtained the land use rights and building ownership of the property with a total gross floor area of 19,251.94 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Enterprises Holdings High-Tech Innovation Hub Co., Ltd (北京北控高科技孵化器有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(7) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Grant Contract for State-owned Land Use Rights	Yes
Building Ownership Certificate	Yes
Article of Association	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
48.	Block No. B3, Zone 1, Nanzhu Garden, Tianzhu Town, Shunyi District, Beijing, the PRC Beijing Capital Expressway Development Limited (北京首都高速公路發展有限公司)	The property was completed in 1997, comprising ten residential units with a total gross floor area of 699.90 sq.m. (7,534 sq.ft.)	The property is currently occupied by the Group as company dormitory.	RMB2,900,000 (96% interest attributable to the Group: RMB2,784,000)

Notes:

(1) According to Building Ownership Certificate No. 00020 issued on 20 November 1998, the building ownership of the property, comprising a total gross floor area of 699.90 sq.m. is vested to Beijing Capital Expressway Development Limited (北京首都高速公路發展有限公司).

(2) According to Business Licence No. 012082, Beijing Capital Expressway Development Limited (北京首都高速公路發展有限公司) was established on 13 March 1997 with a registered capital of US$64,053,700 for an operating period from 13 March 1997 to 12 March 2027.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Beijing Capital Expressway Development Limited (北京首都高速公路發展有限公司) has obtained the building ownership of the property with a gross floor area of 699.90 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Capital Expressway Development Limited (北京首都高速公路發展有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(3) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
49.	Flat A on 23rd Floor of Tower 2, The Floridian, No. 18 Sai Wan Terrace, Quarry Bay, Hong Kong 42/12154th parts or shares of and in Shaukiwan Inland Lot No. 817 Beijing Enterprises Holdings Limited (北京控股有限公司)	The property comprises an apartment unit on the 23rd floor of a 22-storey residential tower erected on a car park podium completed in 1997. The property has a gross floor area of approximately 122.54 sq.m. (1,319 sq.ft.). The property is held from the Government under Conditions of Exchange No. 12281 for a term from 25 November 1993 to 18 December 2033. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is currently vacant.	RMB9,100,000 (Equivalent to HK$9,200,000)

Notes:

(1) The registered owner of the property is Helken Industries Limited.

(2) The property is subject to a mortgage to secure general banking facilities in favour of Kincheng Banking Corporation.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
50.	12 Residential Units in Taikoo Shing Hong Kong various parts or shares of and in Quarry Bay Marine Lot No. 2 and Section B of Shaukiwan Marine Lot No. 1 Beijing Enterprises Holdings Limited (北京控股有限公司)	Taikoo Shing comprises 61 blocks of residential building completed in 8 phases in 1980's. The property has a total gross floor area of approximately 780.56 sq.m. (8,402 sq.ft.). Quarry Bay Marine Lot No. 2 is held from the Government under a Government Lease for a term of 999 years commencing from 18 April 1900 whilst Shaukiwan Marine Lot No. 1 is held from the Government under a Government Lease for a term of 999 years commencing from 5 August 1890. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	Portion of the property with a total gross floor area of 4,254 sq.m. (45,790 sq.ft.) are currently subject to various tenancies for a total monthly rent of HK$76,000, inclusive of government rates and management fee. The remaining portion of the property with a total gross floor area of 4,148 sq.m. (44,649 sq.ft.) are currently occupied by the Group as staff quarters.	RMB42,000,000 (Equivalent to HK$42,420,000)

Notes:

(1) The property comprises the following premises:

(a)	Kam Din Terrace	:	Flat F on 6th Floor of Ming Kung Mansion; Flat A on 7th Floor of Chai Kung Mansion and Flat F on 21st Floor of Tsui Kung Mansion.
(b)	On Shing Terrace	:	Flat H on 7th Floor and Flat H on 28th Floor of Hing On Mansion; Flat F on 7th Floor, Flat F on 9th Floor, Flat F on 12th Floor and Flat H on 15th Floor of Kin On Mansion.
(c)	Kao Shan Terrace	:	Flat G on 3rd Floor of Lu Shan Mansion
(d)	Horizon Garden	:	Flat A on 14th Floor of Yat Tien Mansion
(e)	Harbour View Gardens	:	Flat E on 11th Floor of Oak Mansion

(2) The registered owner of the property is Beijing Enterprises (Properties) Limited.

(3) At the time of our title search, we are not aware of any mortgage registered against the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
51.	Unit Nos. 1010-1012 on 10th Floor of West Tower, Shun Tak Centre, Nos. 168-200 Connaught Road Central, Hong Kong 96/33,888th shares of and in Inland Lot No. 8517 Beijing Enterprises Holdings Limited (北京控股有限公司)	The property comprises 3 office units on the 10th floor of a 28-storey tower completed in 1986. The property has a gross floor area of approximately 556.58 sq.m. (5,991 sq.ft.). The property is held from the Government under Conditions of Grant No. 11612 for a term of 75 years commencing from 31 December 1980 renewable for a further term of 75 years. The Government rent payable for the property is an amount equal to 3% of the rateable value for the time being of the property per annum.	The property is currently subject to a tenancy for a monthly rent of HK$120,240, exclusive of government rates and management fee.	RMB47,000,000 (Equivalent to HK$47,500,000)

Notes:

(1) The registered owner of the property is Beijing Enterprises (Properties) Limited.

(2) At the time of our title search, we are not aware of any mortgage registered against the property.

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
52.	Level 6, Levels 8 to 12 and Levels 17 and 19, Scriven Tower, Phase II, 24 Jian Guo Men Wai Avenue, Dongcheng District, Beijing, the PRC Beijing Enterprises Holdings Limited (北京控股有限公司)	The property comprises the 6th, the 8th to 12th, the 17th and the 19th levels of a 22-storey plus 3-level basement office building completed in 1996. The property has a total gross floor area of approximately 7,581.87 sq.m. (81,611 sq.ft.). The land use rights of the property have been granted for a term from 6 February 1997 to 28 December 2043 for office use.	The property is subject to various tenancies.	RMB134,000,000

Notes:

(1) According to Certificate for the Use of State-owned Land dated 14 July 1997, issued by Beijing Municipal Housing and Land Administration Bureau, the land use rights of the property, comprising an apportioned site area of 671.81 sq.m., have been granted to Beijing Enterprises Holdings Limited for a term from 6 February 1997 to 28 December 2043 for office use.

(2) According to Building Ownership Certificate issued by Beijing Municipal Housing and Land Administration Bureau, the building ownership of the property, comprising a total gross floor area of 7,581.87 sq.m., is vested in Beijing Enterprises Holdings Limited.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Beijing Enterprises Holdings Limited (北京控股有限公司) has obtained the land use rights and building ownership of the property with a gross floor area of 7,581.87 sq.m.;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Enterprises Holdings Limited (北京控股有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
53.	Level 17, Block B, Tongtai Plaza, No. 33 Financial Street, Fuxingmen, Xicheng District, Beijing, the PRC Beijing Enterprises Holdings Limited (北京控股有限公司)	Tongtai Plaza is a 16-storey office complex completed in 1999. The property comprises the 17th floor of Tongtai Plaza with a total gross floor area of 1,667.72 sq.m. (17,951 sq.ft.). The land use rights of the property have been granted for a term due to expire on 26 June 2044 for office use.	The property is currently owner occupied.	RMB30,000,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 2280042, issued by Beijing Municipal Housing and Land Administration Bureau dated 4 November 2005 the land use rights of the property, comprising a site area of 169.09 sq.m., have been granted to Beijing Enterprises Holdings Limited (北京控股有限公司) for a term due to expire on 26 June 2044 for office use.

(2) According to Building Ownership Certificate No. 2280042 issued by Beijing Municipal Housing and Land Administration Bureau dated 21 September 2005, the ownership of the property, comprising a total gross floor area of 1,667.72 sq.m., is vested in Beijing Enterprises Holdings Limited.

(3) The opinion of the Group's PRC legal adviser states that:

(i) Beijing Enterprises Holdings Limited (北京控股有限公司) has obtained the land use rights and building ownership of the property with a total gross floor area of 1,667.72 sq.m;

(ii) The property is not subject to any mortgage and other parties' interests;

(iii) Beijing Enterprises Holdings Limited (北京控股有限公司) is entitled to transfer, lease, mortgage and deposite of the land use rights and building ownership rights of the property; and

(iv) The current usage of the property is subject to the legal usage of the property.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes

Group II – The property leased by the Group in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
54.	A Packaging Factory, Huzishan, Wangchuan Town, Hui'an County, Quanzhou City, Fujian Province, the PRC Quanzhou Xinglong Packaging Material Co., Ltd. (泉州市興龍包裝用品有限公司)	The property comprises two factories and an office building erected on site with a total site area of approximately 15,672.00 sq.m. (168,693 sq.ft.). The property was completed between 1998 and 2000 and comprises a total gross floor area of approximately 11,541.88 sq.m. (124,237 sq.ft.). All the buildings do not have valid Building Ownership Certificates. The land portion of the property is leased at a monthly rent of RMB10/sq.m..	The property is currently occupied by the Group as a packaging factory.	No commercial value

Notes:

(1) The opinion of the Group's PRC legal adviser states that:

(i) The site is leased by Quanzhou Xinglong Packaging Material Co., Ltd (泉州市興龍包裝用品有限公司).

(ii) The property has not been obtained the Building Ownership Certificates, thus it is only entitled to transfer, lease, mortgage and deposite the building ownership rights after the Building Ownership Certificates have been obtained.

Group III – Property with title documents held by Gas Group for owner-occupation/investment in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
55.	Yizhuang Admin. & Services Building, 4c2-2, Yizhuang Development Zone (Beijing Economic and Development Zone), Daxing District, Beijing, the PRC	The property comprises a six-storey (plus one basement level) building and guardroom erected on a site with an area of 3,339.00 sq.m. (35,941 sq.ft.). The property has a total gross floor area of 7,599.80 sq.m. (81,804 sq.ft.). The land use rights of the property have been granted for a term due to expire on 14 April 2055 for public facilities use.	A total area of about 1,510 sq.m. of the property is currently leased to Beijing Beiran Enterprises Co., Ltd. for a term due to expire on 31 December 2009 at a rent of RMB562,200 per annum. The remaining portion of the property is currently used as public facilities by Gas Group.	RMB29,200,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3, the land use rights of the property having a site area of approximately 3,339.00 sq.m. have been granted to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) for public facilities use.

(2) According to Building Ownership Certificate No. 00123, the title to the building of the property, comprising a total gross floor area of 7,599.80 sq.m., is vested to Beijing Gas Group Co., Ltd (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 1100001101751 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has obtained the land use rights and building ownership of the property;

(ii) Gas Group is entitled to occupy, use, transfer, lease, mortgage or deal with the property within the validity period; and

(iii) The property is not subject to mortgage.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	Yes
Building Ownership Certificate	Yes
Business License	Yes

Group IV – Properties on Authorized Land held by Gas Group for owner-occupation/investment in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
56.	Gas Pressure Regulating Station, South of Block No. 4, Zone 1, Hepingli, Dongcheng District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 149.57 sq.m. (1,610 sq.ft.). The building was completed in 1998. The property has a total gross floor area of 54.56 sq.m. (587 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB270,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005)A00513, the land use rights of the property having a site area of approximately 149.57 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. B07529, the title to the building of the property, comprising a total gross floor area of 54.56 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
57	Gas Pressure Regulating Station, South of Jia No. 6, Dongzhimen North Avenue, Dongcheng District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 122.38 sq.m. (1,317 sq.ft.). The building was completed in 1989. The property has a total gross floor area of 31.27 sq.m. (336.59 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB210,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) A00549, the land use rights of the property having a site area of approximately 122.38 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. B08106, the title to the building of the property, comprising a total gross floor area of 31.27 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
58.	Gas Pressure Regulating Station, South of No. 5 Anwai Garden, Dongcheng District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 353.86 sq.m. (3,809 sq.ft.). The building was completed in 1974. The property has a total gross floor area of 63.31 sq.m. (681 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB570,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) A00559, the land use rights of the property having a site area of approximately 353.86 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. B08104, the title to the building of the property, comprising a total gross floor area of 63.31 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
59.	Gas Pressure Regulating Station, No. 16 Xi Zhi Men Nei South Street, Xicheng District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 89.86 sq.m. (967 sq.ft.). The buildings were completed in 1995. The property has a total gross floor area of 41.00 sq.m. (441 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as office and gas pressure regulating station.	RMB170,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 00302, the land use rights of the property having a site area of approximately 89.86 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 00265, the title to the buildings of the property, comprising a total gross floor area of 41.00 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
60.	Gas Pressure Regulating Station, North of Block No. 7, Tian Tian Xi Li, Chongwen District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 200.42 sq.m. (2,157 sq.ft.). The building was completed in 1982. The property has a total gross floor area of 38.90 sq.m. (419 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB330,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 0039, the land use rights of the property having a site area of approximately 200.42 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 01253, the title to the building of the property, comprising a total gross floor area of 38.90 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000110117510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
61.	Gas Pressure Regulating Station, North of No. 1 Baoguosi East Road, Xuanwu District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 198.90 sq.m. (2,141 sq.ft.). The building was completed in 1981. The property has a total gross floor area of 49.10 sq.m. (529 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB340,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 00751, the land use rights of the property having a site area of approximately 198.90 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 37045, the title to the building of the property, comprising a total gross floor area of 49.10 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
62.	Gas Pressure Regulating Station, South of Block No. 20 East Li, Chang Chun Street, Xuanwu District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 167.20 sq.m. (1,800 sq.ft.). The building was completed in 1979. The property has a total gross floor area of 72.10 sq.m. (776 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB300,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 00752, the land use rights of the property having a site area of approximately 167.20 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 37056, the title to the building of the property, comprising a total gross floor area of 72.10 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
63.	Maintenance Centre North of Block No. 14 Bajiao South Road, Shijingshan District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 642.85 sq.m. (6,920 sq.ft.). The buildings were completed in 1984. The property has a total gross floor area of 313.34 sq.m. (3,373 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB580,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0032, the land use rights of the property having a site area of approximately 642.85 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 467, the title to the building of the property, comprising a total gross floor area of 313.34 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
64.	Gas Pressure Regulating Station, East of Ping Guo Yuan, Yangzhuang East Avenue, Shijingshan District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,239.32 sq.m. (13,340 sq.ft.). The building was completed in 2003. The property has a total gross floor area of 239.32 sq.m. (2,576 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,010,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0042, the land use rights of the property having a site area of approximately 1,239.32 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 1508, the title to the building of the property, comprising a total gross floor area of 239.32 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
65.	Gas Pressure Regulating Station, Nan Shan Courtyard West of No. 1, Shijingshan District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 429.53 sq.m. (4,623 sq.ft.). The building was completed in 1984. The property has a total gross floor area of 131.58 sq.m. (1,416 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB350,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0038, the land use rights of the property having a site area of approximately 429.53 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 001504, the title to the building of the property, comprising a total gross floor area of 131.58 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
66.	Gas Pressure Regulating Station, East of Ya Men Kou Village, Shijingshan District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 11,553.63 sq.m. (124,363 sq.ft.). The buildings were completed in 1999. The property has a total gross floor area of 2,708.45 sq.m. (29,154 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as warehouse, gas storage and office.	RMB11,230,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0037, the land use rights of the property having a site area of approximately 11,553.63 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 1506, the title to the building of the property, comprising a total gross floor area of 2,708.45 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
67.	Maintenance Centre, Block No. 37, Hua Wei Xi Li, Pan Jia Yuan, Chaoyang District, Beijing, the PRC	The property comprises a three-storey building erected on a site with an area of 210.19 sq.m. (2,262 sq.ft.). The building was completed in 1991. The property has a total gross floor area of 506.00 sq.m. (5,447 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as workshop.	RMB1,100,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0123, the land use rights of the property having a site area of approximately 210.19 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 00001, the title to the building of the property, comprising a total gross floor area of 506.00 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
68.	Service Centre, No. 3 Sanlitun Road, Chaoyang District, Beijing, the PRC	The property comprises single-storey building erected on a site with an area of 1,304.30 sq.m. (14,039 sq.ft.). The buildings were completed in 1982. The property has a total gross floor area of 58.16 sq.m. (626 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as public facilities.	RMB2,010,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0120, the land use rights of the property having a site area of approximately 1,304.30 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (07) 002217, the title to the building of the property, comprising a total gross floor area of 58.16 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
69.	Gas Pressure Regulating Station, South to CNG Service Station, Wang Si Ying, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 2,007.94 sq.m. (21,613 sq.ft.). The building was completed in 2002. The property has a total gross floor area of 357.94 sq.m. (3,853 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,810,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0119, the land use rights of the property having a site area of approximately 2,007.94 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 05 (001332), the title to the building of the property, comprising a total gross floor area of 357.94 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 1100001101751 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:-

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
70.	Gas Pressure Regulating Station, Nan Xiao Dian Village, South to Xiao Hong Men, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 937.64 sq.m. (10,093 sq.ft.). The building was completed in 2004. The property has a total gross floor area of 250.48 sq.m. (2,696 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB930,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 0348, the land use rights of the property having a site area of approximately 937.64 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001331, the title to the building of the property, comprising a total gross floor area of 250.48 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
71.	Gas Pressure Regulating Station, Northeast of Boiler Room, China Civil Aviation General Hospital, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 608.06 sq.m. (6,545 sq.ft.). The building was completed in 1988. The property has a total gross floor area of 160.19 sq.m. (1,724 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB540,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0117, the land use rights of the property having a site area of approximately 608.06 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001378, the title to the building of the property, comprising a total gross floor area of 160.19 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
72.	Service Centre, No. 29 Xing Long Jia Yuan, Chaoyang District, Beijing, the PRC	The property comprises various buildings erected on a site with an area of 7,612.36 sq.m. (81,939 sq.ft.). The buildings were completed in 1996. The property has a total gross floor area of 7,821.80 sq.m. (84,194 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as services centre.	RMB11,780,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0105, the land use rights of the property having a site area of approximately 7,612.36 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001376, the title to the building of the property, comprising a total gross floor area of 7,821.80 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
73.	Gas Pressure Regulating Station, South of No. 188 Li Tang Road, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,157.72 sq.m. (12,462 sq.ft.). The building was completed in 2003. The property has a total gross floor area of 250.48 sq.m. (2,696 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB870,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0116, the land use rights of the property having a site area of approximately 1,157.72 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001328, the title to the building of the property, comprising a total gross floor area of 250.48 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
74.	Gas Pressure Regulating Station, No. 1 (jia) Ba Da Gong Fen, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 341.15 sq.m. (3,672 sq.ft.). The building was completed in 1983. The property has a total gross floor area of 101.81 sq.m. (1,096 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB570,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0115, the land use rights of the property having a site area of approximately 341.15 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 001294, the title to the building of the property, comprising a total gross floor area of 101.81 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
75.	Gas Pressure Regulating Station, West of CNG Service Station, Yaojiayuan Road, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,081.23 sq.m. (11,638 sq.ft.). The building was completed in 2001. The property has a total gross floor area of 356.07 sq.m. (3,833 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,100,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0114, the land use rights of the property having a site area of approximately 1,081.23 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001304, the title to the building of the property, comprising a total gross floor area of 356.07 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
76.	Gas Pressure Regulating Station, Southeast of No. 2 Jin Tai Li, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 333.08 sq.m. (3,585 sq.ft.). The building was completed in 1979. The property has a total gross floor area of 73.30 sq.m. (789 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB350,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0113, the land use rights of the property having a site area of approximately 333.08 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001305, the title to the building of the property, comprising a total gross floor area of 73.30 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
77.	Gas Pressure Regulating Station, West of Dong Wei Road, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,569.58 sq.m. (16,895 sq.ft.). The building was completed in 2004. The property has a total gross floor area of 359.47 sq.m. (3,869 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,210,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0112, the land use rights of the property having a site area of approximately 1,569.58 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001375, the title to the building of the property, comprising a total gross floor area of 359.47 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
78.	Gas Pressure Regulating Station, Jiang Tai Market, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 464.80 sq.m. (5,003 sq.ft.). The building was completed in 1985. The property has a total gross floor area of 157.35 sq.m. (1,694 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB430,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0118, the land use rights of the property having a site area of approximately 464.80 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001308, the title to the building of the property, comprising a total gross floor area of 157.35 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
79.	Gas Pressure Regulating Station, South of Block No. 217, Zone 2 of Jing Song, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 749.69 sq.m. (8,070 sq.ft.). The building was completed in 1995. The property has a total gross floor area of 73.46 sq.m. (791 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,180,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0103, the land use rights of the property having a site area of approximately 749.69 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001433, the title to the building of the property, comprising a total gross floor area of 73.46 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
80.	Gas Pressure Regulating Station, North of Tong Hui River, Gao Bei Dian, South Jing Tong Road, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,050.50 sq.m. (11,308 sq.ft.). The building was completed in 2002. The property has a total gross floor area of 356.26 sq.m. (3,835 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,090,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0104, the land use rights of the property having a site area of approximately 1,050.50 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001380, the title to the building of the property, comprising a total gross floor area of 356.26 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
81.	Gas Pressure Regulating Station, North of Block No. 14, Zone 14, He Ping Street, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 326.14 sq.m. (3,512 sq.ft.). The building was completed in 1994. The property has a total gross floor area of 74.11 sq.m. (798 sq.ft.). The land use rights of the property have been authorized for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB550,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0110, the land use rights of the property having a site area of approximately 326.14 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001379, the title to the building of the property, comprising a total gross floor area of 74.11 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
82.	Gas Pressure Regulating Station, West of Block No. 13 Ding Fu Zhuang North Street, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 178.92 sq.m. (1,926 sq.ft.). The building was completed in 1995. The property has a total gross floor area of 41.84 sq.m. (450 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB130,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0108, the land use rights of the property having a site area of approximately 178.92 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001307, the title to the building of the property, comprising a total gross floor area of 41.84 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
83.	Gas Pressure Regulating Station, Courtyard No. 7, San Jian Fang Nan Li, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 175.40 sq.m. (1,888 sq.ft.). The building was completed in 1995. The property has a total gross floor area of 42.04 sq.m. (453 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB130,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0122, the land use rights of the property having a site area of approximately 175.40 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001301, the title to the building of the property, comprising a total gross floor area of 42.04 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:-

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
84.	Gas Pressure Regulating Station, South of Block No. 24, Courtyard No. 1, Ding Fu Zhuang Xi Li, Chaoyang District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 188.94 sq.m. (2,034 sq.ft.). The building was completed in 1990. The property has a total gross floor area of 41.84 sq.m. (450 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB130,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0109, the land use rights of the property having a site area of approximately 188.94 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001303, the title to the building of the property, comprising a total gross floor area of 41.84 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
85.	Gas Pressure Regulating Station, West of Dong Jiao Miao Pu, Nan Hu Qu, Chaoyang District, Beijing, the PRC	The property comprises various buildings erected on a site with an area of 46,088.38 sq.m. (496,095 sq.ft.). The building was completed in 2000. The property has a total gross floor area of 4,441.95 sq.m. (47,813 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	A total area of about 1,449.31 sq.m. of the property is currently leased to a subsidiary enterprise for a term due to expire on 31 December 2009 at a rent of RMB764,900 per annum. The remaining portion of the property is currently used as office, workshop, CNG storage by Gas Group.	RMB37,890,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0106, the land use rights of the property having a site area of approximately 46,088.38 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (05) 001291, the title to the building of the property, comprising a total gross floor area of 4,441.95 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
86.	Gas Pressure Regulating Station, South of Jing Shen Highway, Wang Si Ying Village, Chaoyang District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 180,781.96 sq.m. (1,945,937 sq.ft.). The buildings were completed between 1959 and 1999. The property has a total gross floor area of 21,942.20 sq.m. (236,186 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB146,550,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0133, the land use rights of the property having a site area of approximately 180,781.96 sq.m. have been authorized to Gas Group for public facilities use.

(2) According to Building Ownership Certificate No. 13233, the title to the building of the property, comprising a total gross floor area of 21,942.20 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
87.	Warehouse, Northeast of Courtyard No. 10, Xin Yuan Street, Haidian District, Beijing, the PRC	The property comprises two single-storey buildings erected on a site with an area of 494.21 sq.m. (5,320 sq.ft.). The buildings were completed in 1984. The property has a total gross floor area of 325.71 sq.m. (3,506 sq.ft.). The land use rights of the property have been authorized to Gas Group for industrial use for a term of 50 years.	The property is currently used as material warehouse.	RMB970,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2004) 2710, the land use rights of the property having a site area of approximately 494.21 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) for industrial use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0044315, the title to the building of the property, comprising a total gross floor area of 325.71 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for industrial use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:-

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
88.	Gas Pressure Regulating Station, Courtyard No. 10, North of Beiwuqiao, Haidian District, Beijing, the PRC	The property comprises two single-storey buildings erected on a site with an area of 1,799.99 sq.m. (19,37 sq.ft.). The buildings were completed in 1997. The property has a total gross floor area of 528.32 sq.m. (5687sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,820,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3468, the land use rights of the property having a site area of approximately 1,799.99 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0041264, the title to the building of the property, comprising a total gross floor area of 528.32 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
89.	Gas Pressure Regulating Station, Southwest of Houbajia, Haidian District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,703.75 sq.m. (18,339 sq.ft.). The building was completed in 2003. The property has a total gross floor area of 356.30 sq.m. (3,835 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB2,020,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3451, the land use rights of the property having a site area of approximately 1,703.75 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0041280, the title to the building of the property, comprising a total gross floor area of 356.30 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
90.	Gas Pressure Regulating Station, West of Tian Xiu Garden, Malianwa, Haidian District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,691.68 sq.m. (18,339 sq.ft.). The building was completed in 2004. The property has a total gross floor area of 357.66 sq.m. (3,850 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,620,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3528, the land use rights of the property having a site area of approximately 1,691.68 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0049089, the title to the building of the property, comprising a total gross floor area of 357.66 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
91.	Bei Jiao Station Courtyard No. 6, Zhixin Road, Haidian district, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 49,457.19 sq.m. (532,357 sq.ft.). The buildings were completed in 1987. The property has a total gross floor area of 6,039.07 sq.m. (65,005 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	A total area of about 625.31 sq.m. of the property is currently leased to Beijing Beiran Enterprise Co., Ltd. for a term due to expire on 31 December 2009 at a rent of RMB262,900 per annum. The remaining portion of the property is currently used as office, warehouse, and workshop by Gas Group.	RMB42,180,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3367, the land use rights of the property having a site area of approximately 49,457.19 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificates Nos. 0041486 and 0052170, the title to the building of the property, comprising a total gross floor area of 6,039.07 sq.m. is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
92.	Gas Pressure Regulating Station, No. 65 South of 3rd Ring West Road, Fengtai District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 287.99 sq.m. (3,100 sq.ft.). The building was completed in 1992. The property has a total gross floor area of 112.14 sq.m. (1,207 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB340,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 002287, the land use rights of the property having a site area of approximately 287.99 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 03940, the title to the building of the property, comprising a total gross floor area of 112.14 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
93.	Nan Jiao Station, No. 100 Xinfadi, Fengtai District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 28,474.28 sq.m. (306,497 sq.ft.). The buildings were completed in 1993. The property has a total gross floor area of 5,042.72 sq.m. (54,280 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as office, workshop and gas storage.	RMB24,430,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 002416, the land use rights of the property having a site area of approximately 28,474.28 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 03980, the title to the building of the property, comprising a total gross floor area of 5,042.72 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
94.	Xiao Tun Station, No. 21 Xiaotun Road, Fengtai District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 47,045.94 sq.m. (506,403 sq.ft.). The buildings were completed in 2000. The property has a total gross floor area of 4,573.65 sq.m. (49,231 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	A total area of about 64.63 sq.m. of the property is currently leased to Beijing Beiran Enterprises Co., Ltd. for a term due to expire on 31 December 2009 at a rent of RMB109,900 per annum. The remaining portion of the property is currently used as office, workshop and gas storage.	RMB38,570,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 002276, the land use rights of the property having a site area of approximately 47,045.94 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 03936, the title to the building of the property, comprising a total gross floor area of 4,573.65 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
95.	Gas Pressure Regulating Station, East of Pingfang Village, Beiqijia, Changping District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,600.01 sq.m. (17,222 sq.ft.). The building was completed in 2002. The property has a total gross floor area of 249.24 sq.m. (2,683 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,110,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 003, the land use rights of the property having a site area of approximately 1,600.01 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 31464, the title to the building of the property, comprising a total gross floor area of 249.24 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
96.	Gas Pressure Regulating Station, East of Xier Village, Shahe County, Changping District, Beijing, the PRC	The property comprises a single-storey building erected on a site with an area of 1,600.02 sq.m. (17,223 sq.ft.). The building was completed in 2003. The property has a total gross floor area of 357.42 sq.m. (3,847 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB1,100,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 001, the land use rights of the property having a site area of approximately 1,600.02 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 31466, the title to the building of the property, comprising a total gross floor area of 357.42 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
97.	Gas Pressure Regulating Station, Huazhuang Village, Changping District, Beijing, the PRC	The property comprises two buildings erected on a site with an area of 3,999.74 sq.m. (43,053 sq.ft.). The buildings were completed in 2003. The property has a total gross floor area of 2,786.21 sq.m. (29,991 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station.	RMB4,840,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 002, the land use rights of the property having a site area of approximately 3,999.74 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 31463, the title to the building of the property, comprising a total gross floor area of 2,786.21 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
98.	Gas Pressure Regulating Station, South of Huilongguan West Road, Huilongguan County, Changping District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 4,943.72 sq.m. (53,214 sq.ft.). The buildings were completed in 2003. The property has a total gross floor area of 3,045.20 sq.m. (32,779 sq.ft.). The land use rights of the property have been allocated for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station and office.	RMB13,060,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 004, the land use rights of the property having a site area of approximately 4,943.72 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 31465, the title to the building of the property, comprising a total gross floor area of 3,045.20 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
99.	Gas Pressure Regulating Station, West of Jingshun Highway, Shunyi District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 9,265.80 sq.m. (99,737 sq.ft.). The buildings were completed between 1997-2002. The property has a total gross floor area of 1,372.14 sq.m. (14,770 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as gas pressure regulating station and office.	RMB5,410,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2003) 0030, the land use rights of the property having a site area of approximately 9,265.80 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 00899, the title to the building of the property, comprising a total gross floor area of 1,372.14 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and.

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
100.	Southwest of Ci Qu Second Village, Taihu County, Tongzhou District, Beijing, the PRC	The property comprises one five-storey and two one-storey buildings erected on a site with an area of 10,346.45 sq.m. (111,369 sq.ft.). The buildings were completed in 2004. The property has a total gross floor area of 2,815.64 sq.m. (30,308 sq.ft.). The land use rights of the property have been authorized to Gas Group for industrial use for a term of 50 years.	The property is currently used as office and warehouse.	RMB12,580,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 007, the land use rights of the property having a site area of approximately 10,346.45 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for industrial use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0506809, the title to the building of the property, comprising a total gross floor area of 2,815.64 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from Gas Group to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
101.	No. 5 Dixingju, Andingmenwai, Dongcheng District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 2,732.45 sq.m. (29,412 sq.ft.). The buildings were completed in 1993. The property has a total gross floor area of 5,940.49 sq.m. (63.943 sq.ft.). The land use rights of the property have been authorized to Gas Group for commercial service use for a term of 50 years.	The property is currently used as office.	RMB41,730,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) A00519, the land use rights of the property having a site area of approximately 2,732.45 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for the commercial service use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. B07539, the title to the building of the property, comprising a total gross floor area of 5,940.49 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for commercial service use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
102.	No. 16 Xi Zhi Men Nan Xiao Street, Xicheng District, Beijing, the PRC	The property comprises one building erected on a site with an area of 147.90 sq.m. (1,592 sq.ft.). The building was completed in 1990. The property has a total gross floor area of 258.60 sq.m. (2,784 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as customer service centre.	RMB2,090,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 00303, the land use rights of the property having a site area of approximately 147.90 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 00265, the title to the building of the property, comprising a total gross floor area of 258.60 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
103.	No. 5 Huangchenggen North Street, Xicheng District, Beijing, the PRC	The property comprises one building erected on a site with an area of 980.47 sq.m. (10,554 sq.ft.). The building was completed in 1976. The property has a total gross floor area of 1,170.95 sq.m. (12.604 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as office.	RMB7,920,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 00299, the land use rights of the property having a site area of approximately 980.47 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 153829, the title to the building of the property, comprising a total gross floor area of 1,170.95 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
104.	No. 5 Sanlihe North Street, Xicheng District, Beijing, the PRC	The property comprises a two-storey building, erected on a site with an area of 51.50 sq.m. (554 sq.ft.). The building was completed in 1993. The property has a total gross floor area of 154.50 sq.m. (1,663 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	A total area of about 154.80 sq.m. of the property is currently leased to Beijing Berian Enterprises Co., Ltd. for a term due to expire on 31 December 2009 at a rent of RMB91,500 per annum. The property is currently used as office.	RMB950,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 00311, the land use rights of the property having a site area of approximately 51.50 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 003453, the title to the building of the property, comprising a total gross floor area of 154.50 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
105.	No. 22 Jia Guangming Lou, Chongwen District, Beijing, the PRC	The property comprises a two-storey building, erected on a site with an area of 531.14 sq.m. (5,717 sq.ft.). The building was completed in 1976. The property has a total gross floor area of 530.00 sq.m. (5,705 sq.ft.). The land use rights of the property have been authorized to Gas Group for office use for a term of 50 years.	The property is currently used as office.	RMB2,610,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 0037, the land use rights of the property having a site area of approximately 531.14 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for the office use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 01059, the title to the building of the property, comprising a total gross floor area of 530.00 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for office use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
106.	No. 5 Yongdingmen East Street, Chongwen District, Beijing, the PRC	The property comprises three single-story buildings erected on a site with an area of 3,080.52 sq.m. (33,159 sq.ft.). The buildings were completed between 1970-1993. The property has a total gross floor area of 728.80 sq.m. (7,845 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as office	RMB13,980,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 0056, the land use rights of the property having a site area of approximately 3,080.52 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 01263, the title to the building of the property, comprising a total gross floor area of 728.80 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000110175l0 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
107.	No. 1 Jia Badagongfen Street, Heping Street, Chaoyang District, Beijing, the PRC	The property comprises various low-rise buildings erected on a site with an area of 3,080.95 sq.m. (33,163 sq.ft.). The property has a total gross floor area of 3,434.21 sq.m. (36,966 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as office.	RMB16,440,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0111, the land use rights of the property having a site area of approximately 3,080.95 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 001293, the title to the building of the property, comprising a total gross floor area of 3,434.21 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 1100001101751 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
108.	No. 39 Yuanda Road, Haidian District, Beijing, the PRC	The property comprises three buildings, erected on a site with an area of 2,616.87 sq.m. (28,168 sq.ft.). The buildings were completed in 1999 and 2000. The property has a total gross floor area of 1,561.12 sq.m. (16,804 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	A total area of about 1,367.32 sq.m. of the property is currently leased to Beijing Beiran Enterprises Co., Ltd. for a term due to expire on 31 December 2009 at a rent of RMB375,700 per annum. The remaining portion of the property is currently used as office and public facilities.	RMB10,170,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3369, the land use rights of the property having a site area of approximately 2,616.87 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificates Nos. 0041276 and 0041273, the title to the building of the property, comprising a total gross floor area of 1,561.12 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
109.	Courtyard No. 4 Jimenli East Li, Haidian District, Beijing, the PRC	The property comprises two buildings erected on a site with an area of 1,365.98 sq.m. (14,703 sq.ft.). The property has a total gross floor area of 1,116.55 sq.m. (12,019 sq.ft.). The land use rights of the property have been authorized to Gas Group for office use for a term of 50 years.	The property is currently used as office.	RMB7,930,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3452, the land use rights of the property having a site area of approximately 1,365.98 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for the office use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0041491, the title to the building of the property, comprising a total gross floor area of 1,116.55 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for office use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
110.	No. 31 Wanliu East Road, Haidian District, Beijing, the PRC	The property comprises a three-storey building erected on a site with an area of 1,077.38 sq.m. (11,597 sq.ft.). The building was completed in 2004. The property has a total gross floor area of 1,459.78 sq.m. (15,713 sq.ft.). The land use rights of the property have been authorized to Gas Group for office use for a term of 50 years.	The property is currently used as office.	RMB6,670,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3529, the land use rights of the property having a site area of approximately 1,077.38 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for the office use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0049090, the title to the building of the property, comprising a total gross floor area of 1,459.78 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for office use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
111.	Block No. 10 Liulingguan Nanli, Haidian District, Beijing, the PRC	The property comprises a five-storey building, erected on a site with an area of 899.68 sq.m. (9,684 sq.ft.). The building was completed in 1984. The property has a total gross floor area of 2,062.05 sq.m. (22,196 sq.ft.). The land use rights of the property have been authorized to Gas Group for public facilities use for a term of 50 years.	The property is currently used as office and public facilities.	RMB10,640,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3450, the land use rights of the property having a site area of approximately 899.68 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificates Nos. 0041488 and 0041271, the title to the building of the property, comprising a total gross floor area of 2,062.05 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the

land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
112.	West Balizhuang, Haidian District, Beijing, the PRC	The property comprises a various buildings, erected on a site with an area of 1,791.53 sq.m. (19,284 sq.ft.). The buildings were completed in 1999. The property has a total gross floor area of 1,309.67 sq.m. (14,097 sq.ft.). The land use rights of the property have been authorized to Gas Group for office use for a term of 50 years.	The property is currently used as office.	RMB6,460,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2005) 3530, the land use rights of the property having a site area of approximately 1,791.53 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for the office use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 0050415, the title to the building of the property, comprising a total gross floor area of 1,309.67 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for office use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
113.	No. 6-1 Zhixin Road, Haidian District, Beijing, the PRC	The property comprises a five-storey building erected on a site with an area of 1,053.51 sq.m. (11,340 sq.ft.). The property has a total gross floor area of 1,586.00 sq.m. (17,072 sq.ft.). The land use rights of the property have been authorized to Gas Group for office use for a term of 50 years.	The property is currently used as office.	RMB5,360,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (1995) 0347 (2005) 3480, the land use rights of the property having a site area of approximately 1,053.51 sq.m. have been allocated to the original Beijing Gas Group Company Limited (北京市燃氣集團有限責任公司) which was subsequently divided into Gas Group and Beijing Beiran Enterprises Ltd. for the office use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. 00633, the title to the building of the property, comprising a total gross floor area of 1,586.00 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, Beijing Gas Group Co., Ltd (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) The land is currently held by the original Beijing Gas Group Company Limited, (北京市燃氣集團有限責任公司), which was subsequently divided into Gas Group and Beiran Enterprises Ltd. pursuant to the Division. Gas Group is currently applying for changing the land title registration under its name and the nature of land use rights into "authorized" for the land. There should be no material legal impediment for such application and to obtain Certificate for the Use of State-owned Land. The land use term is 50 years for office use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:-

Certificate for the Use of State-owned Land	Yes in name of the original Beijing Gas Group Company Limited
Building Ownership Certificate	Yes
Business License	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
114.	Block No. 7, Zone 2, Anhuali, Chaoyang District, Beijing, the PRC	The property comprises a four-storey building (plus one basement level) erected on a site with an area of 1,551.03 sq.m. (16,695 sq.ft.). The building was completed in 1994. The property has a total gross floor area of 2,744.11 sq.m. (29,537.60 sq.ft.). The land use rights of the property have been authorized for public facilities use for a term of 50 years.	The property is currently used as office.	RMB14,230,000

Notes:

(1) According to Certificate for the Use of State-owned Land No. (2007) 0107, the land use rights of the property having a site area of approximately 1,551.03 sq.m. have been authorized to Gas Group for public facilities use.

Please also see "Authorized Land" on the cover letter of this valuation report.

(2) According to Building Ownership Certificate No. (06) 001623, the title to the building of the property, comprising a total gross floor area of 2,744.11 sq.m., is vested to Gas Group (北京市燃氣集團有限責任公司).

(3) According to Announcement No. (2006) 68 dated on 2 November 2006, issued by Beijing Enterprises Group (北控集團), the ownership of the property has been transferred from the original Beijing Gas Group Company Limited to Gas Group.

(4) According to Business Licence No. 110000011017510 dated 10 November 2006, (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(5) The opinion of the Group's PRC legal adviser states that:

(i) Gas Group has the rights to deal with the land use rights of the property by way of capital contribution or lease to Beijing Enterprises Group's wholly-owned enterprises, subsidiary enterprises and associated enterprises;

(ii) Gas Group is entitled to transfer, lease or mortgage the property within the land use term according to PRC Laws and regulations;

(iii) The property is not subject to mortgage;

(iv) Gas Group has completed the land registration and obtained Certificate for the Use of State-owned Land under its name. The land use term is 50 years for public facilities use; and

(v) Gas Group has completed the building ownership registration and obtained Building Ownership Certificate under its name.

(6) The status of title and grant of major approvals and license in accordance with the information provided by the Group and the aforesaid legal opinion are as follows:–

Certificate for the Use of State-owned Land	Yes (Authorized)
Building Ownership Certificate	Yes
Business License	Yes

Group V – Properties without title documents held by Gas Group for owner-occupation in the PRC

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
115.	No. 14 Zao Yuan, Daxing District, Beijing, the PRC	The property comprises two office buildings with a total gross floor area of 1,570.67 sq.m. (16,907 sq.ft.). The property was completed between 1995 and 1997. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) According to Building Ownership Certificates Nos. 00004390 (1) and (2), the building ownership of the property, comprising a total gross floor area of 1,570.67 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB1,190,000.

(3) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
116.	Maintenance Centre, East Gate of Fu Feng Yuan, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 264.90 sq.m. (2,851 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as maintenance centre.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 264.90 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB240,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
117.	No. 44 (Jia) Songyuli, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 350 sq.m. (3,767 sq.ft.). The property was completed in 1997. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 350 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB280,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
118.	No. 112, Phase I Jing Song, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 80.00 sq.m. (861 sq.ft.). The property was completed in 1998. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 80.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB70,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
119.	Block No.6, Zone 2, Xi Luo Yuan Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 83.00 sq.m. (893 sq.ft.). The property was completed in 2001. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 83.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB70,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
120.	No. 6 Muxidi North Zone, Xicheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 413.45 sq.m. (4,450 sq.ft.). The property was completed between 1989 and 2002. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 413.45 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB280,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
121.	No. 1 (Jia) Xibianmen East Street, Xicheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 60.00 sq.m. (646 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as warehouse.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 60.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB50,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
122.	Block No. 22 Phase II Xi Luo Yuan, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 1,608.00 sq.m. (17,309 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 1,608.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB1,760,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
123.	No. 4 Jiaodaokou East Avenue, Dongcheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 196.53 sq.m. (2,115 sq.ft.). The property was completed in 2005. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 196.53 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB230,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
124.	No. 1 Bajiao West Street, Shijingshan District, Beijing, the PRC	The property comprises an office building and a guide room with a total gross floor area 545.00 sq.m. (5,866 sq.ft.). The property was completed between 1994 and 1997. The property is yet to be granted with land use rights.	The property is currently used as office and ancillary facilities	No commercial value

Notes:

(1) According to Building Ownership Certificates No. 001330, the building ownership of portion of the property comprising a total gross floor area of 545.00 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land and full Building Ownership Certificate. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the buildings (excluding the land) in existing state as at 28 February 2007, was RMB440,000.

(3) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the use of Stated-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes (Partly)
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
125.	Northwest of Courtyard No. 69, Beihuan Middle Road, Haidian District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 261.85 sq.m. (2,819 sq.ft.). The property was completed in 1995 comprises The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 261.85 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB200,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
126.	No. 103, Unit 3, Building 18, Zone 1, Anhua West Li, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 80.00 sq.m. (861 sq.ft.). The property was completed in 1994. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 80.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB70,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
127.	Block No. 8 Zone 3, Anzhen West Li, Chaoyang District, Beijing, the PRC	The property comprises an office and an ancillary building with a total gross floor area of 1,128.00 sq.m. (12,142 sq.ft.). The property was completed between 1995 and 1998. The property is yet to be granted with land use rights.	The property is currently used as office and ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 1,128.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB1,050,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
128.	East of West Block, South Courtyard No. 33, Sanjianfang, Chaoyang District, Beijing, the PRC	The property comprises an office and two ancillary buildings with a total gross floor area of 200.00 sq.m. (2,153 sq.ft.). The property was completed between 1994 and 1997. The property is yet to be granted with land use rights.	The property is currently used as office and ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 200.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB160,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
129.	Anjialou South Road, Chaoyang District, Beijing, the PRC	The property comprises an office and an ancillary buildings with a total gross floor area of 463.00 sq.m. (4,984 sq.ft.). The property was completed between 1996 and 2004. The property is yet to be granted with land use rights.	The property is currently used as office and ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 463.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB390,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
130.	South of Huilongguan West Avenue, Changping District, Beijing, the PRC	The property comprises an office building with a total gross floor area of 2,539.00 sq.m. (27,330 sq.ft.). The property was completed in 2004. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 2,539.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB3,560,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
131.	East of Block No. 20, Shuangyushu East Li, Haidian District, Beijing, the PRC	The property comprises an industrial building erected with a total gross floor area of 69.00 sq.m. (743 sq.ft.). The property was completed in 1996. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 69.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB50,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
132.	East of No. 4 Qingnianhu East Zone, Dongcheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 270.00 sq.m. (2,906 sq.ft.). The property was completed in 1995. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 270.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB180,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
133.	No. 5 Dixingju, Dongcheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 388.62 sq.m. (4,183 sq.ft.). The property was completed in 1995. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 388.62 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB300,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
134.	102#, 302# and 402# of Unit 7, 502# of Unit 8, Block No. 21, Kangshengyuan Small District, Daxing District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 240.00 sq.m. (2,583 sq.ft.). The property was completed in 1997 The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 240.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB190,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
135.	No. 8 Shuangliuxiang, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 79.50 sq.m. (856 sq.ft.). The property was completed in 1997 The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 79.50 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB60,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
136.	No. 5 Dixingju, Andingmenwai, Dongcheng District, Beijing, the PRC	The property comprises an ancillary building with a total gross floor area of 300.00 sq.m. (3,299 sq.ft.). The property was completed in 1997. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 300.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB240,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
137.	Block No. 8 Huixin North Zone, Chaoyang District, Beijing, the PRC	The property comprises an office building with a total gross floor area of 950.00 sq.m. (10,226 sq.ft.). The buildings were completed in 1995. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) According to Building Ownership Certificates No. 12848, the building ownership of the property, comprising a total gross floor area of 950.00 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB1,040,000.

(3) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
138.	No. 1 (Jia) Qingyuan Road, Daxing District, Beijing, the PRC	The property comprises an office building with a total gross floor area of 2,173.00 sq.m. (23,390 sq.ft.). The property was completed in 2000. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 2,173.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB1,850,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
139.	Block No. 6, Zhixin Road Haidian District, Beijing, the PRC	The property comprises two industrial and an ancillary buildings with a total gross floor area of 704.63 sq.m. (7,585 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as industrial and ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 704.63 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB630,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
140.	No. 100 Xinfadi, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 26.00 sq.m. (280 sq.ft.). The property was completed in 1993. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 26.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB20,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
141.	No. 21 Xiaotun Road, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 80.00 sq.m. (861 sq.ft.). The property was completed in 2000. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 80.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB70,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
142.	South of Beiyuan Maintenance Factory, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 750.00 sq.m. (8,073 sq.ft.). The property was completed in 1999. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 750.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB640,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
143.	North of Liangmahe Mansion, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 75.00 sq.m. (807 sq.ft.). The property was completed in 1990. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 75.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB50,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
144.	Hetaoyuan North Li, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 45.00 sq.m. (484 sq.ft.). The property was completed in 1995. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 45.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB30,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
145.	Block No. 17 Tianshuiyuan North Li, Chaoyang District, Beijing, the PRC	The property comprises an office building with a total gross floor area of 1,984.00 sq.m. (21,356 sq.ft.). The property was completed in 1996. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 1,984.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB2,430,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
146.	Courtyard No. 12, Jiuxianqiao Information Section, Chaoyang District, Beijing, the PRC	The property comprises an office building with a total gross floor area of 2,230.00 sq.m. (24,004 sq.ft.). The property was completed in 1997. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 2,230.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB2,820,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
147.	Opposite to Heyixili Gas Station, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 387.00 sq.m. (4,166 sq.ft.). The property was completed in 1998. The property is yet to be granted with land use rights.	The property is currently used as warehouse.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 387.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB320,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
148.	Block No. 81 Zhongguancun East Road, Haidian District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 301.00 sq.m. (3,240 sq.ft.). The property was completed in 1983. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 301.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB150,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
149.	Block No. 29 Zizhuyuan Road, Haidian District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 49.00 sq.m. (527 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 49.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB40,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
150.	East of Xinzhuangqiao, Haidian District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 315.00 sq.m. (3,391 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as high-pressure station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 315.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB290,000.

(2) According to Business Licence No. 110000110175I dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
151.	East Portion of Beijing Tianyi Golf Club, East Block of No. 886, Dongran Village, Haidian District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 354.07 sq.m. (3,811 sq.ft.). The property was completed in 2000. The property is yet to be granted with land use rights.	The property is currently used as high-pressure station.	No commercial value

Notes:

(1) According to Building Ownership Certificates No. 0047437, the building ownership of the property, comprising a total gross floor area of 354.07 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB310,000.

(3) According to Business Licence No. 110000l101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
152.	Courtyard No. 99, Sanluju, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 34.00 sq.m. (366 sq.ft.). The property was completed in 2000. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 34.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB30,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
153.	Block No. 1(Jia) Qingyuan Road, Daxing District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 30.00 sq.m. (323 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 30.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB30,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
154.	Courtyard No. 5, Yongdingmen East Street, Chongwen District, Beijing, the PRC	The property comprises an office building with a total gross floor area of 770.00 sq.m. (8,288 sq.ft.). The property was completed in 2003. The property is yet to be granted with land use rights.	The property is currently used as office.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 770.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB720,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
155.	North of Block No. 12, Qunfangyuan Phase III, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 99.00 sq.m. (1,066 sq.ft.). The property was completed in 1999. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 99.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB80,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
156.	Fangzhuang, Fengtai District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 258.00 sq.m. (2,777 sq.ft.). The property was completed in 1997. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 258.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB200,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
157.	Glass Factory, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 333.00 sq.m. (3,584 sq.ft.). The property was completed in 1997. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 333.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB260,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
158.	Jingmao International Apartment Building, Tongzhou District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 307.00 sq.m. (3,305 sq.ft.). The property was completed in 2002. The property is yet to be granted with land use rights.	The property is currently used as ancillary facilities.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 307.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB270,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
159.	East Portion of Water and Electrical Section Hostel, Xicheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 40.48 sq.m. (436 sq.ft.). The property was completed in 1981. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 40.48 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB20,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
160.	Courtyard No. 2 Renmindahuitang West Road, Xicheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 28.00 sq.m. (301 sq.ft.). The building portion of the property was completed in 1979. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 28.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB10,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
161.	Hongxia Apartment, Courtyard No. 10 Chenguang Street, Dongcheng District, Beijing, the PRC	The property comprises an industrial buildings with a total gross floor area of 38.84 sq.m. (418 sq.ft.). The property was completed in 1981. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 38.84 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB20,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
162.	Block No. 6 Tiyuguan Road, Chongwen District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 50.70 sq.m. (546 sq.ft.). The property was completed in 1991. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) According to Building Ownership Certificates No. 01257, the building ownership of the property, comprising a total gross floor area of 50.70 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the building (excluding the land) in existing state as at 28 February 2007, was RMB30,000.

(3) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
163.	Gate of No. 305 Hospital, Wenjin Street, Xicheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 73.00 sq.m. (786 sq.ft.). The property was completed in 1974. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 73.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB20,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
164.	No. 14 East Chang'an Street, Dongcheng District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 45.30 sq.m. (488 sq.ft.). The property was completed in 1974. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 45.30 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB10,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
165.	No. 3 West Changaan Street, Dongcheng District, Beijing, the PRC	The property comprises an industrial buildings with a total gross floor area of 72.40 sq.m. (779 sq.ft.). The property was completed in 1974. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 72.40 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB20,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
166.	No. 2 Fucheng Street, Haidian District, Beijing, the PRC	The property comprises two industrial buildings with a total gross floor area of 82.00 sq.m. (883 sq.ft.). The property was completed in 2000. The property is yet to be granted with land use rights.	The property is currently used as gas pressure regulating station.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 82.00 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the property (excluding the land) in existing state as at 28 February 2007, was RMB70,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
167.	Block No. 17 Tiaoshuiyuan North Li, Chaoyang District, Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 433.20 sq.m. (4,663 sq.ft.). The property was completed in 1999. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) According to Building Ownership Certificate No. 00155, the building ownership of the property, comprising a total gross floor area of 433.20 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the building (excluding the land) in existing state as at 28 February 2007, was RMB1,340,000.

(3) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
168.	Courtyard No. 13(Jia), Badagongfen, Chaoyang District, (Courtyard No. 2(Jia) Badagongfen, Heping Street, Chaoyang District), Beijing, the PRC	The property comprises an industrial building with a total gross floor area of 531.77 sq.m. (5,724 sq.ft.). The property was completed in 1998. The property is yet to be granted with land use rights.	The property is currently used as workshop.	No commercial value

Notes:

(1) According to Building Ownership Certificates No. 00207, the building ownership of the property, comprising a total gross floor area of 531.77 sq.m. is vested to Gas Group.

(2) As advised by the Group, the property does not have valid Certificate for the Use of State-owned Land. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the building (excluding the land) in existing state as at 28 February 2007, was RMB1,610,000.

(3) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(4) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(5) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	Yes
Business Licence	Yes

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28 February 2007
169.	No. 9 Ganluyuan, Chaoyang District, Beijing, the PRC	The property comprises two office and three industrial buildings with a total gross floor area of 5,485.63 sq.m. (59,047 sq.ft.). The property was completed between 1981 and 2001. The property is yet to be granted with land use rights.	The property is currently used as office, ancillary facilities and workshops.	No commercial value

Notes:

(1) As advised by the Group, the property with a total gross floor area of 5,485.63 sq.m. does not have valid title documents. We have assigned no commercial value to the property. However, on the assumption that the title documents have been obtained, the market value of the building (excluding the land) in existing state as at 28 February 2007, was RMB3,260,000.

(2) According to Business Licence No. 1100001101751 dated 10 November 2006, Gas Group Co., Ltd. (北京市燃氣集團有限責任公司) was registered on 27 October 2006 with a registered capital of RMB1,983,630,000 for a valid operation period from 27 October 2006 to 26 October 2056.

(3) The opinion of the Group's PRC legal adviser states that:

As advised by Gas Group, the property does not have valid Certificate for the Use of State-owned Land. Since the Gas Group was not able to provide the title documents of the property, it is not able to confirm whether the land use rights and building ownership of Gas Group on the property are being protected by the PRC law.

(4) The status of title and grant of major approvals and licences in accordance with the information provided to us by the Group and the aforesaid legal opinion are as follows:

Certificate for the Use of State-owned Land	No
Building Ownership Certificate	No
Business Licence	Yes

Group VI – Properties leased by Gas Group in the PRC

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
170.	East of Courtyard No. 4, Qing Nian Hu East Li, Dongcheng District, Beijing, the PRC	The property comprises one office building completed in 1981. The property has a gross floor area of 374.90 sq.m. (4,035 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement dated for a term due to expire on 31 December 2009 at a rent of RMB49,500 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
171.	Courtyard No. 4, Li Cun, South Li, Chongwen District, Beijing, the PRC	The property comprises one office building completed in 1998. The property has a gross floor area of 1,237.60 sq.m. (13,322 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement dated for a term due to expire on 31 December 2009, at a rent of RMB345.100 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
172.	Block No. 1 West Street, Ba Jiao, Shijingshan District, Beijing, the PRC	The property comprises one office building completed in 1982. The property has a gross floor area of 1,622.36 sq.m. (17,463 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement for a term due to expire on 31 December 2009, at a rent of RMB1,059,200 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
173.	Courtyard No. 3, South Li, San Jian Fang, Chaoyang District, Beijing, the PRC	The property comprises one office building completed in 1994. The property has a gross floor area of 1,148 sq.m. (12,357 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement for a term due to expire on 31 December 2009 at a rent of RMB644,600 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
174.	Block No. 7, Jingyuan Road, Shijingshan District, Beijing, the PRC	The property comprises one office building completed in 1998. The property has a gross floor area of 7,028.24 sq.m. (75,652 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement for a term due to expire on 31 December 2009 at a rent of RMB3,360,600 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
175.	Portion of office building, No. 22 Xizhimen South Xiao Street, Xichen District, Beijing, the PRC	The property comprises portion of office building. The office building has a gross floor area of 34,452.28 sq.m. (349,316 sq.ft.) completed in 2004. The property comprises approximately 31,839.60 sq.m. (342,721 sq.ft.) of the office building and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement for a term due to expire on 31 December 2009 at a rent of RMB29,402,300 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
176.	No. 41 Xizhimen North Avenue, Haidian District, Beijing, the PRC	The property comprises one office building completed in 2004. The property has a gross floor area of 5,049.75 sq.m. (54,356 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement for a term due to expire on 31 December 2009 at a rent of RMB45,700 per annum.	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

	Property	Description and tenure particulars	Capital value in existing state as at 28 February 2007
177.	No. 2 (Yi) Wang Yuan Xi Li, Fengtai District, Beijing, the PRC	The property comprises one office building completed in 2004. The property has a gross floor area of 392.30 sq.m. (4,223 sq.ft.) and is currently occupied by Gas Group as office use. The property is leased to Gas Group (北京市燃氣集團有限責任公司) under a lease agreement for a term due to expire on 31 December 2009 at a rent of RMB45,700 per annum	No commercial value

Notes:

(1) The property is leased by Gas Group from Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司).

(2) We have been provided with a legal opinion on the legality of lease agreement to the property issued by the Group's PRC legal advisor, which contains, inter alia, the followings:

(i) The tenancy agreement entered into between Beijing Beiran Enterprises Co., Ltd. (北京北燃實業有限公司) and Gas Group (北京市燃氣集團有限責任公司) is legal, valid and legally binding on both parties;

(ii) The current usage of the property is subject to the legal usage of the property;

(iii) Beijing Beiran Enterprises Co., Ltd. is required to apply for the changes of land title under its name and nature of land use rights into "authorized"; and to register for the lease in relevant authority. There is no legal impediment for the application of such changes and the lease registration; and

(iv) Gas Group and its subsidiary enterprises have the rights to use the property within the validity period.

1 RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular relating to the Group and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2 DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests and /or short positions, if any, of each Director and chief executive of the Company in the shares, underlying shares and debentures of the Company and any of its associated corporations (within meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and chief executives were deemed or taken to have under such provisions of the SFO); or which were required to be and are recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies adopted by the Company ("Model Code") were as follows:

Interests and /or short positions of the Directors and Chief Executive in the shares, underlying shares and debentures of the Company and its associated corporations

Name of Director	Name of corporation	Number of ordinary shares held	Number of share options held	Percentage of interest in such corporation
Mr. Yi Xi Qun	The Company		650,000# (i)(L)	0.1044%
Mr. Zhang Hong Hai	The Company		450,000# (i)(L)	0.0723%
	Beijing Development (Hong Kong) Limited*@		4,000,000# (ii)(L)	0.6362%
Mr. Li Fu Cheng	The Company		450,000# (i)(L)	0.0723%
	Beijing Yanjing Brewery Company Limited@	38,898# (L)		0.0035%
Mr. Bai Jin Rong	The Company		450,000# (i)(L)	0.0723%
Mr. Liu Kai	The Company		300,000# (i)(L)	0.0482%
Mr. Guo Pu Jin	The Company		300,000# (i)(L)	0.0482%
Mr. Zhou Si	The Company		300,000# (i)(L)	0.0482%

Name of Director	Name of corporation	Number of ordinary shares held	Number of share options held	Percentage of interest in such corporation
Mr. E Meng	The Company		300,000# (i)(L)	0.0482%
	Beijing Development (Hong Kong) Limited*@	801,000# (L)		0.1274%
Mr. Zhao Chang Shan	The Company		300,000# (i)(L)	0.0482%
Mr. Lei Zhen Gang	The Company		300,000# (i)(L)	0.0482%

@ All interest in these associated corporations are indirectly held by the Company

* This corporation ceased to be a subsidiary of the Company and became an associate of the Company in December 2006.

All interests are directly beneficially owned by the Director

(L) Denotes the long position

(i) These options were granted on 19 July 2006 at an exercise price of HK$12.55 per Share. The exercise price was determined based on the average closing price on the previous five trading days before the day of grant. The cash consideration paid by each grantee in respect of such options was HK$1.00 per grant of options. Such options can be exercised in two parts: the first part (80% of the total options granted to grantee) can be exercised at any time from 19 January 2007; the second part (the remaining 20% of the total number of options granted to grantee) can be exercised from 19 January 2007 and when the office of a grantee expires and upon full satisfaction of performance. All the options, if not otherwise exercised, will lapse after 18 July 2011.

(ii) These options were granted on 27 June 2006 at an exercise price of HK$1.00 per share. The closing share price of Beijing Development (Hong Kong) Limited on the Stock Exchange on the trading day immediately prior to the date of grant was HK$0.84. Such options can be exercised at any time commencing on 27 June 2006, and if not otherwise exercised, will lapse on 26 June 2011.

Save as disclosed above, none of the Directors or chief executives of the Company had, as at the Latest Practicable Date, any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Interests and Short Positions of Shareholders

So far as is known to any Director or chief executives of the Company, as at the Latest Practicable Date, the Shareholders (other than Directors or chief executives of the Company) who had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long Position:

Name	Number of ordinary shares held, capacity and nature of interest: Directly beneficially owned	Others	Total	Percentage of the Company's issued share capital
Modern Orient Limited	100,050,000	–	100,050,000	16.07%
BEIL	223,950,000	100,050,000[(a)]	324,000,000	52.05%
Beijing Holdings Limited ("BHL")	–	324,000,000[(b)]	324,000,000	52.05%
Deutsche Bank Aktiengesellschaft	62,293,816	37,845,780[(c)]	100,139,596	16.09%
JPMorgan Chase & Co.	100,000	37,298,923[(d)]	37,398,923	6.01%
Merrill Lynch & Co., Inc.	–	50,223,040[(e)]	50,223,040	8.07%
T. Rowe Price Associates, Inc. and its Affiliates	–	37,838,000[(f)]	37,838,000	6.08%

Notes:

(a) The interests disclosed include the Shares held by Modern Orient Limited. Modern Orient Limited is a direct wholly-owned subsidiary of BEIL, therefore, BEIL is deemed to own the share interests held by Modern Orient Limited.

(b) The interests disclosed include the Shares held by BEIL and by Modern Orient Limited. BEIL, the holding company of Modern Orient Limited, is indirectly owned as to 72.72% by BHL, therefore, BHL is deemed to own the Share interests held by BEIL and Modern Orient Limited.

(c) The interests disclosed include 5,221,000 Shares held as an investment manager and 32,624,780 Shares held as a person having a security interest in the Shares.

(d) The interests disclosed include 275,000 Shares held as an investment manager and 37,023,923 Shares held as a custodian corporation/approved lending agent.

(e) All such interests are held by corporations controlled by Merrill Lynch & Co., Inc.

(f) All such interests are held as an investment manager.

Short Position:

Name	Number of ordinary shares held, capacity and nature of interest: Directly beneficially owned	Others	Total	Percentage of the Company's issued share capital
BEIL	60,000,000	-	60,000,000	9.64%
BHL	-	60,000,000[(a)]	60,000,000	9.64%
Deutsche Bank Aktiengesellschaft	1,572,000	24,554,000[(b)]	26,126,000	4.20%

Notes:

(a) The interests disclosed include the shares held by BEIL. BHL (the controlling shareholder of BEIL) is deemed to own the share interests held by BEIL.

(b) Person having a security interest in the Shares.

Lending pool:

Name	Number of Ordinary Shares	Percentage of the Company's issued share capital
JPMorgan Chase & Co.	37,023,923	5.95%

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were interested in 5% or more of the normal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group, or any options in respect of such capital.

As at the Latest Practicable Date, none of the Directors had or deemed to have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Miscellaneous

Up to the Latest Practicable Date, none of the Directors, CLSA Equity Capital Markets Limited ("CLSA"), Ernst & Young, DTZ Debenham Tie Leung and Haiwen & Partners had any direct or indirect material interest in any assets which have been acquired or disposed of by or leased to the Company, or are proposed to be acquired or disposed of by or leased to the Company since 31 December 2006 (being the date to which the latest published audited accounts of the Company were prepared).

None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Enlarged Group taken as a whole.

3 COMPETING BUSINESS INTERESTS OF DIRECTORS

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in a business which competes or may compete, either directly or indirectly, with the business of the Group as required to be disclosed pursuant to the Listing Rules.

4 SERVICE CONTRACTS

A service contract has been entered into between the Company and Mr. Yi Xi Qun for a term of five years commencing on 1 June 2003. Mr. Yi shall hold office, and remain in office for 14 months after the Latest Practicable Date. The above service contract was entered into prior to 1 February 2004, and is exempted from the shareholder's approval requirement under Rule13.68 of the Listing Rules which was effected on 1 February 2004.

Each of Mr. Zhang Hong Hai, Mr. Liu Kai and Mr. E Meng has entered into a service contract with the Company for a term of three years commencing on 3 December 2006, 16 January 2007 and on 17 June 2005, respectively. There are 32 months, 33 months and 15 months remaining after the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding the contracts expiring or terminable by any member of the Group within one year without payment of compensation (other than statutory compensation)).

5 MATERIAL CONTRACTS

The following contracts (not being entered into in the ordinary course of business) have been entered into by the members of the Group within two years preceding the Latest Practicable Date and which are or may be material:

(a) The conditional agreement dated 6 September 2005 entered into between the Company (as vendor) and Canfort Investment Limited (as purchaser) in respect of the disposal of the 63.75% equity interest in Beijing Enterprises Holdings Maglev Technology Development Co., Ltd. at a consideration of RMB38,190,000.

(b) The conditional agreement dated 6 September 2005 entered into between Space Express Limited, a wholly-owned subsidiary of the Company (as vendor) and Beijing Holdings (BVI) (as purchaser) in respect of the disposal of the 100% equity interest in Beijing Enterprises (Tourism) Limited at a consideration of RMB336,835,000.

(c) On 31 March 2006, 北京市京聯發投資管理中心 (Beijing Jing Lian Fa Investment Management Centre) and Beijing Enterprises Holdings Investment Management Company Limited (two subsidiaries of the Company), entered into an equity transfer agreement to dispose of their respective entire 49.52% and 0.61% equity interest in 北京王府井百貨(集團)股份有限公司 (Beijing Wangfujing Department Store (Group) Company Limited) ("Wangfujing") to Beijing Enterprises Group for an aggregate consideration of RMB1,000,000,000 (approximately HK$970,873,786). Wangfujing is a company with limited liability incorporated in the PRC, the shares of which are listed on the Shanghai Stock Exchange A Share Market, and is principally engaged in retail business of department stores in the PRC. The transaction constituted a major transaction under Chapter 14 of the Listing Rules on the part of the Company. At the extraordinary general meeting of the Company held on 29 June 2006, an ordinary resolution proposed in relation to the transaction was passed by the independent shareholders of the Company. Completion of the transaction took place in December 2006.

(d) On 28 June 2006, Beijing Enterprises Treasury Company Limited, a wholly-owned subsidiary of the Company, entered into an equity transfer agreement with Jason New Resources Holdings Limited to dispose of a 36.78% equity interest in Beijing Enterprises Ever Source Limited ("BEES") for an aggregate consideration of HK$99,291,942. Also, on 28 June 2006, Beijing Enterprises Ever Source Technology Limited, a subsidiary of the Company, entered into an equity transfer agreement with China Major Holdings Limited to acquire 49% equity interest in 北京永源熱泵有限責任公司 (Beijing Ever Source Hot Pumps Co., Ltd) ("BEHP") for a consideration of RMB15,000,000 (approximately HK$14,423,000). The principal business activity of BEES and BEHP is production, sale and installation of heat pumps and geothermal energy systems. The two transactions constituted connected transactions under Chapter 14A of the Listing Rules on the part of the Company. Contract terms of the two transactions had been reviewed by an independent board committee comprising all the independent non-executive directors of the Company, who had confirmed that the transactions were fair and reasonable and in the interests of the shareholders of the Company as a whole.

(e) On 30 November 2006, Idata Finance Trading Limited ("IFTL"), a wholly-owned subsidiary of the Company, and Beijing Development (Hong Kong) Limited ("Beijing Development"), a then subsidiary of the Company, the shares of which are listed on the Stock Exchange, entered into a placing and subscription agreement with China Merchants Securities (HK) Co., Ltd. Pursuant to the agreement, IFTL would place up to a total of 98,000,000 existing shares of Beijing Development at the placing price of HK$1.10 per placing share to third parties independent of the Group. After the placing, IFTL would subscribe for shares of Beijing Development which are equal to the number of placing shares. After the placing and the subscription, Beijing Development has ceased to be subsidiary of the Company and has become an associated company of the Company.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business carried on by the Group) has been entered into by any member of the Group within two years preceding the Latest Practicable Date which are or may be material.

6 LITIGATION

So far as the Directors are aware, as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

7 QUALIFICATION

The following are the qualifications of the experts who have given an opinion or advice on the information contained in this circular:

Name	Qualifications
China International Capital Corporation (Hong Kong) Limited	Deemed licensed under the SFO for type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) as defined under the SFO
CLSA Equity Capital Markets Limited	Licensed under the SFO to conduct type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO
Ernst & Young	Certified Public Accountants
DTZ Debenham Tie Leung	Chartered Surveyors and Property Valuers
Haiwen & Partners	Qualified PRC lawyers

As at the Latest Practicable Date, none of China International Capital Corporation (Hong Kong) Limited, CLSA, Ernst & Young, DTZ Debenham Tie Leung and Haiwen & Partners was beneficially interested in the share capital of any member of the Group or had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8 CONSENTS

China International Capital Corporation (Hong Kong) Limited, CLSA, Ernst & Young, DTZ Debenham Tie Leung and Haiwen & Partners have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their letters, reports and /or summary of their opinions (as the case may be) and references to their names in the form and context in which they respectively appear herein.

9 MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006 (being the date to which the latest published audited financial statements of the Group were made up).

10 MISCELLANEOUS

(a) The company secretary and the qualified accountant of the Company is Mr. Tam Chun Fai. Mr. Tam is a member of the Hong Kong Institute of Certified Public Accountants and a regular member of the Chartered Financial Analyst Institute.

(b) The registered office of the Company is at Room 4301, 43/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

(c) The share registrar of the Company is Tengis Limited, which is located at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

(d) All references to times in this circular refer to Hong Kong times.

(e) The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

11 PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 75 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(a) by the Chairman of the meeting; or

(b) by at least three shareholders of the Company present in person or (in case of one shareholder of the Company) by duly authorized corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a shareholder or shareholders of the Company present in person or (in case of one shareholder of the Company) by duly authorized corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders of the Company having the right to vote at the meeting; or

(d) by a shareholder or shareholders of the Company present in person or (in case of one shareholder of the Company) by duly authorized corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum had been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

In accordance with Rule 13.39(4) of the Listing Rules, the Company will procure the chairman of the meeting to demand a poll for approving the Acquisition and the connected transactions and continuing connected transactions as set out in this circular.

12 DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company, which is located at Room 4301, 43/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong, from the date of this circular to the date of the Extraordinary Shareholders' Meeting (both days inclusive):

(a) the contracts referred to in the section headed "Service Contracts" in paragraph 4 of this appendix;

(b) the agreements and contracts for the connected transactions and continuing connected transactions referred to in section VI of the Letter from the Board;

(c) the memorandum and articles of association of the Company;

(d) the letter from the Independent Board Committee to the Independent Shareholders dated 30 April 2007, the text of which is set out on page 81 of this circular;

(e) the letter from the Independent Financial Adviser dated 30 April 2007, the text of which is set out on pages 82 to 104 of this circular;

(f) the audited financial statements of the Group for the year ended 31 December 2006, an extract of which is set out in Appendix I to this circular;

(g) the accountants' report from Ernst & Young on the financial information relating to the Target Group dated 30 April 2007, the text of which is set out in Appendix II to this circular;

(h) the unaudited pro forma financial information of the Enlarged Group dated 30 April 2007, the text of which is set out in Appendix III to this circular;

(i) the property valuation report dated 30 April 2007 prepared by DTZ Debenham Tie Leung, the text of which is set out in Appendix V to this circular;

(j) all the contracts, reports, letters or other documents, balance sheets, valuations and statements any part of which is referred to in the property valuation report as set out in Appendix V to this circular;

(k) all the contracts, reports, letters or other documents, balance sheets, valuations and statements any part of which is referred to in the accountants' reports as set out in Appendices I to II to this circular;

(l) all the contracts, reports, letters or other documents, balance sheets, valuations and statements any part of which is referred to in the financial information relating to the Group as set out in Appendix I to this circular;

(m) the contracts referred to in the section headed "Material Contracts" in paragraph 5 of this appendix;

(n) this circular and a copy of each circular published by the Company since its last audited accounts; and

(o) the written consents referred to in the section headed "Consents" in paragraph 8 of this appendix.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 392)

NOTICE IS HEREBY GIVEN that an Extraordinary Shareholders' Meeting of Beijing Enterprises Holdings Limited (the "Company") will be held at Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 17 May 2007 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolution:

ORDINARY RESOLUTION

"**That:**

Conditional upon the Listing Committee of The Hong Kong Stock Exchange Limited approving the listing of and granting permission to deal in 411,250,000 ordinary shares of HK$0.10 each in the share capital of the Company to be issued to Beijing Enterprises Group (BVI) Company Limited (the "Consideration Shares") under the Sale and Purchase Agreement (the "Sale and Purchase Agreement") entered into between the Company and Beijing Enterprises Group (BVI) Company Limited dated 10 April 2007 (the details of which are set out in the circular dated 30 April 2007 despatched by the Company to its shareholders, a copy of which has been produced at the meeting marked "A", and signed by the chairman of the meeting for identification purposes), and the transactions contemplated therein, including but not limited to:

(a) the purchase of the entire issued share capital of Beijing Gas Group (BVI) Co., Ltd. by the Company from Beijing Enterprises Group (BVI) Company Limited; and

(b) the issue and allotment of the Consideration Shares,

be and are hereby approved, confirmed and ratified, and the Directors be and are hereby authorized to do all such further acts and things and execute further documents and take all steps which may be in their opinion necessary, desirable or expedient to implement and/or give effect to the terms of the Sale and Purchase Agreement and the transactions contemplated thereunder."

By Order of the Board
Yi Xi Qun
Chairman

Hong Kong, 30 April 2007

Registered office:
Room 4301, 43/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Notes:

(1) A form of proxy for use at the Extraordinary Shareholders' Meeting is enclosed with the circular despatched to the shareholders of the Company.

(2) Any Shareholder entitled to attend and vote at the Extraordinary Shareholders' Meeting is entitled to appoint another person as his proxy to attend and vote instead of him in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

(3) A Shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the Extraordinary Shareholders' Meeting.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority must be deposited at the Company's share registrar Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary Shareholders' Meeting (or any adjournment thereof) and in default the form of proxy shall not be treated as valid. Completion and return of the form of proxy will not preclude members of the Company from attending and voting in person at the Extraordinary Shareholders' Meeting (or any adjournment thereof) should they so wish. If a member who has lodged a form of proxy attends the Extraordinary Shareholders' Meeting, his form of proxy will be deemed to have been revoked.

(5) Where there are joint registered holders of any share vote at the Extraordinary Shareholders' Meeting, either personally or by proxy, in respect of such share one of such joint holders be present at the Extraordinary Shareholders' Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(6) The voting in respect of the approval of the resolutions will be conducted by way of a poll.

As of the date of this notice, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; the independent non-executive directors of the Company are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(STOCK CODE: 392)

NOTICE OF EXTRAORDINARY SHAREHOLDERS' MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary Shareholders' Meeting of Beijing Enterprises Holdings Limited (the "Company") will be held at Plaza Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on Thursday, 17 May 2007 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolution:

ORDINARY RESOLUTION

"**That**:

Conditional upon the Listing Committee of The Hong Kong Stock Exchange Limited approving the listing of and granting permission to deal in 411,250,000 ordinary shares of HK$0.10 each in the share capital of the Company to be issued to Beijing Enterprises Group (BVI) Company Limited (the "Consideration Shares") under the Sale and Purchase Agreement (the "Sale and Purchase Agreement") entered into between the Company and Beijing Enterprises Group (BVI) Company Limited dated 10 April 2007 (the details of which are set out in the circular dated 30 April 2007 despatched by the Company to its shareholders, a copy of which has been produced at the meeting marked "A", and signed by the chairman of the meeting for identification purposes), and the transactions contemplated therein, including but not limited to:

(a) the purchase of the entire issued share capital of Beijing Gas Group (BVI) Co., Ltd. by the Company from Beijing Enterprises Group (BVI) Company Limited; and

(b) the issue and allotment of the Consideration Shares,

be and are hereby approved, confirmed and ratified, and the Directors be and are hereby authorized to do all such further acts and things and execute further documents and take all steps which may be in their opinion necessary, desirable or expedient to implement and/or give effect to the terms of the Sale and Purchase Agreement and the transactions contemplated thereunder."

By Order of the Board
Yi Xi Qun
Chairman

Hong Kong, 30 April 2007

Registered office:
Room 4301, 43/F, Central Plaza
18 Harbour Road
Wanchai
Hong Kong

Notes:

(1) A form of proxy for use at the Extraordinary Shareholders' Meeting is enclosed with the circular despatched to the shareholders of the Company.

(2) Any Shareholder entitled to attend and vote at the Extraordinary Shareholders' Meeting is entitled to appoint another person as his proxy to attend and vote instead of him in accordance with the articles of association of the Company. A proxy need not be a member of the Company.

(3) A Shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the Extraordinary Shareholders' Meeting.

(4) To be valid, the form of proxy, together with the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power or authority must be deposited at the Company's share registrar Tengis Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Extraordinary Shareholders' Meeting (or any adjournment thereof) and in default the form of proxy shall not be treated as valid. Completion and return of the form of proxy will not preclude members of the Company from attending and voting in person at the Extraordinary Shareholders' Mccting (or any adjournment thereof) should they so wish. If a member who has lodged a form of proxy attends the Extraordinary Shareholders' Meeting, his form of proxy will be deemed to have been revoked.

(5) Where there are joint registered holders of any share vote at the Extraordinary Shareholders' Meeting, either personally or by proxy, in respect of such share one of such joint holders be present at the Extraordinary Shareholders' Meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(6) The voting in respect of the approval of the resolutions will be conducted by way of a poll.

As of the date of this notice, the executive directors of the Company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; the independent non-executive directors of the Company are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

CLARIFICATION ANNOUNCEMENT

The Board of the Company wishes to make this clarification announcement in response to articles appeared in a few newspapers on 17 May 2007 that the Company's profit forecast is HK$1 billion or HK$1.1 billion for the year 2007 and that the profit forecast of the Beijing Gas Group in 2007 changes from HK$788 million to HK$680 million.

The board of directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") wishes to make this clarification announcement in response to articles appeared in a few newspapers on 17 May 2007 that the Company's profit forecast is HK$1 billion or HK$1.1 billion for the year 2007 and that the profit forecast of the Beijing Gas Group in 2007 changes from HK$788 million to HK$680 million.

The Board wishes to clarify that:

1. the Company has not made any profit forecast of HK$1 billion or HK$1.1 billion for the year 2007 in respect of the Company; and

2. the Company has not made any changes to the profit forecast of the Beijing Gas Group in 2007 at the amount of HK$788 million as stated in the circular dated 30 April 2007 despatched to the shareholders of the Company.

This announcement is made by the order of the Board. The directors of the Board jointly and individually take responsibility of the accuracy of this announcement.

Public investors and shareholders of the Company should exercise caution when dealing in the securities of the Company.

By order of the Board
Tam Chun Fai
Company Secretary

Hong Kong, 17 May 2007

As of the date of this announcement, the Board comprises executive directors Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang; and independent non-executive directors Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in The Standard.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

RESULTS OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

The Board is pleased to announce that the ordinary resolution in relation to the Acquisition and the issue and allotment of the Consideration Shares pursuant to the Sale and Purchase Agreement was duly passed by the Independent Shareholders by way of poll at the ESM.

Reference is made to the circular dated 30 April 2007 (the "**Circular**") of Beijing Enterprises Holdings Limited (the "**Company**") in relation to the transaction involving the acquisition of the entire issued share capital of Beijing Gas Group (BVI) Co., Ltd. and the issue and allotment of 411,250,000 new Shares by the Company to the Vendor as part of the consideration for the Acquisition. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that at the Extraordinary Shareholders' Meeting ("**ESM**") held on 17 May 2007, the ordinary resolution proposed in relation to the Acquisition and the issue and allotment of the Consideration Shares pursuant to the Sale and Purchase Agreement (the "**Resolution**") was duly passed by the Independent Shareholders by way of poll as more than 50% of the votes were cast in favour of the Resolution. Please refer to the notice of the ESM for the full version of the resolution. The vote-taking at the ESM was scrutinised by the Company's share registrar, Tengis Limited.

The poll results taken at the ESM were as follows:

1.	The total number of issued Shares as at the ESM	624,910,000
2.	The total number of Shares entitling the independent Shareholders to attend and vote for or against the Resolution at the ESM *(note)*	300,910,000

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

RESULTS OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

The Board is pleased to announce that the ordinary resolution in relation to the Acquisition and the issue and allotment of the Consideration Shares pursuant to the Sale and Purchase Agreement was duly passed by the Independent Shareholders by way of poll at the ESM.

Reference is made to the circular dated 30 April 2007 (the "**Circular**") of Beijing Enterprises Holdings Limited (the "**Company**") in relation to the transaction involving the acquisition of the entire issued share capital of Beijing Gas Group (BVI) Co., Ltd. and the issue and allotment of 411,250,000 new Shares by the Company to the Vendor as part of the consideration for the Acquisition. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the Circular.

The Board is pleased to announce that at the Extraordinary Shareholders' Meeting ("**ESM**") held on 17 May 2007, the ordinary resolution proposed in relation to the Acquisition and the issue and allotment of the Consideration Shares pursuant to the Sale and Purchase Agreement (the "**Resolution**") was duly passed by the Independent Shareholders by way of poll as more than 50% of the votes were cast in favour of the Resolution. Please refer to the notice of the ESM for the full version of the resolution. The vote-taking at the ESM was scrutinised by the Company's share registrar, Tengis Limited.

The poll results taken at the ESM were as follows:

1.	The total number of issued Shares as at the ESM	624,910,000
2.	The total number of Shares entitling the independent Shareholders to attend and vote for or against the Resolution at the ESM *(note)*	300,910,000

3. The total number of Shares entitling the holders to attend and vote only against the Resolution — 0

4. The number of Shares represented by the votes cast in favour of the Resolution — 182,229,524

5. The percentage of the votes cast in favour of the Resolution relative to the total number of votes cast at the ESM — 100%

6. The number of Shares represented by the votes cast against the Resolution — 0

7. The percentage of the votes cast against the Resolution relative to the total number of votes cast at the ESM — 0%

Note:

As at the date of the ESM, Beijing Enterprises Investments Limited and its associates, being the substantial shareholders of the Company, were interested in 324,000,000 Shares. The total number of Shares entitling the Independent Shareholders to attend and vote for or against the Resolution at the ESM was 300,910,000. Beijing Enterprises Investments Limited and its associates abstained from voting on the Resolution at the ESM.

By order of the Board
Yi Xi Qun
Chairman

Hong Kong, 17 May 2007

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Zhao Chang Shan and Mr. Lei Zhen Gang as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

BOARD CHANGES

The Board of Directors (the "Board") of Beijing Enterprises Holdings Limited (the "Company") announces the resignation of Mr. Zhao Chang Shan, and the appointments of Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive directors of the Company. The aforementioned board changes take effect on 29 May 2007.

RESIGNATION OF DIRECTOR

Mr. Zhao Chang Shan has tendered his resignation as an executive director of the Company effective on 29 May 2007 in pursuit of further career development in Beijing. Mr. Zhao and the Company have confirmed that Mr. Zhao has no disagreement with the Board and there is no other matter that needs to be brought to the attention of holders of securities of the Company in relation to his resignation. The Board takes this opportunity to express their appreciation for Mr. Zhao's valuable contribution to the Company.

APPOINTMENTS OF DIRECTORS

Mr. JIANG Xin Hao, aged 42, is a Vice President of the Company. Mr. Jiang graduated from Fudan University in 1987 with a bachelor's degree in law, and then in 1992 with a master's degree in law. Mr. Jiang was a lecturer at Beijing University between 1992 and 1994. From 1995 to 1997, Mr. Jiang was a Deputy General Manager of Jingtai Finance Company in Hong Kong, and subsequently a Director and Vice President of BHL Industrial Investment Company. From 1997 to February 2005, Mr. Jiang was a Director and the Chief Executive Officer of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a Manager of the investment development department of Beijing Holdings Limited and a General Manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a Policy Analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has many years of experience in economics, finance and corporate management. Mr. Jiang joined the Company in February 2005.

Mr. Jiang:

(i) saved as disclosed above, held no other directorships in listed public companies in the last three years;

(ii) has not entered into any service contracts in relation to his directorship with the Company; has no fixed term of service with the Company and will be subject to retirement by rotation and re-election at the forthcoming annual general meeting of the Company in accordance with the articles of association of the Company;

(iii) does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company;

(iv) as at the date of this announcement, is interested or deemed to be interested in 230,000 shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance;

(v) is entitled to receive by way of remuneration of his services as an executive director and vice president of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$97,020 per month; and

(vi) does not have any other matters that need to be brought to the attention of the holders of securities of the Company and does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules.

Mr. TAM Chun Fai, aged 45, is the Financial Controller and the Company Secretary of the Company and the Independent Non-executive Director of Hi Sun Technology (China) Limited (stock code: 818), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor's degree in accountancy and is a regular member of Chartered Financial Analyst and a member of Hong Kong Institute of Certified Public Accountants. Mr. Tam has extensive experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Company in April 1997.

Mr. Tam:

(i) saved as disclosed above, held no other directorships in listed public companies in the last three years;

(ii) has not entered into any service contracts in relation to his directorship with the Company; has no fixed term of service with the Company and will be subject to retirement by rotation and re-election at the forthcoming annual general meeting of the Company in accordance with the articles of association of the Company;

(iii) does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company;

(iv) as at the date of this announcement, is interested or deemed to be interested in 136,000 shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance;

(v) is entitled to receive by way of remuneration of his services as an executive director, the financial controller and the company secretary of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$106,933 per month; and

(vi) does not have any other matters that need to be brought to the attention of the holders of securities of the Company and does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules.

The Board would like to extend a warm welcome to Mr. Jiang and Mr. Tam for joining the Board.

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 29 May 2007

As at the date of this announcement, the Board comprises Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai as executive Directors; Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jiesi and Mr. Robert A. Theleen as independent non-executive Directors.

Please also refer to the published version of this announcement in South China Morning Post.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Salon I and II, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 21 June 2007 at 3:00 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2006;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 30 May 2007

Notes:

1. The Register of Members will be closed from Friday, 15 June 2007 to Thursday, 21 June 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2006 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Thursday, 14 June 2007.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 7 as set out in this notice will be despatched to the shareholders.

As at the date of this announcement, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai; the independent non-executive directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jie Si and Mr. Robert A. Theleen.

Please also refer to the published version of this announcement in South China Morning Post.

(16)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Beijing Enterprises Holdings Limited, you should at once hand this circular to the purchaser or the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of Beijing Enterprises Holdings Limited to be held at Salon I and II, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 21 June 2007 at 3:00 p.m. is set out on pages 17 to 20 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk).

Whether or not you are able to attend the annual general meeting, please complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's Share Registrar, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the annual general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if they so wish.

30 May 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

"Annual General Meeting"	an annual general meeting of the Company to be held at Salon I and II, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 21 July 2007 at 3:00 p.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 17 to 20 of this circular, or any adjournment thereof;
"Board"	the board of Directors;
"Buyback Mandate"	as defined in paragraph 2(a) of the Letter from the Board;
"Company"	Beijing Enterprises Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, the shares of which are listed on the main board of the Stock Exchange;
"Current Articles of Association"	the current Articles of Association of the Company including amendments up to 27 June 2006;
"Director(s)"	the director(s) of the Company;
"Group"	The Company and its subsidiaries from time to time;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Issuance Mandate"	as defined in paragraph 2(b) of the Letter from the Board;
"Latest Practicable Date"	25 May 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Shares"	ordinary share(s) of HK$0.10 each in the capital of the Company and includes stock except where a distinction between stock and shares is expressed or implied;
"Shareholder(s)"	holder(s) of Share(s);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Takeovers Code"	The Hong Kong Codes on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong.

北京控股有限公司
BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(website: www.behl.com.hk)
(Stock Code: 392)

Executive Directors:
Yi Xi Qun *(Chairman)*
Zhang Hong Hai *(Vice Chairman and CEO)*
Li Fu Cheng *(Vice Chairman)*
Bai Jin Rong *(Vice Chairman)*
Liu Kai *(Vice President)*
Guo Pu Jin
Zhou Si
E Meng *(Vice President)*
Lei Zhen Gang
Jiang Xin Hao *(Vice President)*
Tam Chun Fai

Independent Non-executive Directors:
Lau Hon Chuen, Ambrose
Lee Tung Hai, Leo
Wang Xian Zhang
Wu Jiesi
Robert A. Theleen

Registered Office:
Room 4301, 43rd Floor
Central Plaza
18 Harbour Road
Wanchai

30 May 2007

To the shareholders

Dear Sir/Madam,

PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of the resolutions to be proposed at the Annual General Meeting for (i) re-election of retiring Directors; (ii) the granting of the Buyback Mandate to the Directors; (iii) the granting of the Issuance Mandate to the Directors; and (iv) the extension of the Issuance Mandate by adding to it the aggregate number of the issued Shares repurchased by the Company under the Buyback Mandate.

2. RE-ELECTION OF RETIRING DIRECTORS

Pursuant to the Current Articles of Association, Mr. Li Fu Cheng, Mr. Liu Kai, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao, Mr. Tam Chun Fai, Mr. Lau Hon Chuen, Ambrose and Mr. Wu Jiesi (the "Retiring Directors") will retire by rotation from office as Directors at the AGM and being eligible have offered themselves for re-election. Details of the Retiring Directors required to be disclosed under the Listing Rules are set out in Appendix III to this circular.

3. BUYBACK AND ISSUANCE MANDATES

At the annual general meeting of the Company held on 27 June 2006, general mandates were given to the Directors to exercise the powers of the Company to repurchase shares of the Company and to issue new shares of the Company respectively. Such mandates will lapse at the conclusion of the Annual General Meeting.

Ordinary resolutions will be proposed at the Annual General Meeting to approve the granting of new general mandates to the Directors:

(a) to purchase Shares on the Stock Exchange of an aggregate nominal amount of up to 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing of such resolution (the "Buyback Mandate");

(b) to allot, issue or deal with Shares of an aggregate nominal amount of up to 20% of the aggregate nominal amount of the share capital of the Company in issue on the date of passing of such resolution (the "Issuance Mandate"); and

(c) to extend the Issuance Mandate by an amount representing the aggregate nominal amount of the Shares repurchased by the Company pursuant to and in accordance with the Buyback Mandate.

The Buyback Mandate and the Issuance Mandate will continue in force until the conclusion of the next annual general meeting of the Company held after the Annual General Meeting or any earlier date as referred to in ordinary resolutions nos. 5 and 6 set out in the notice of the Annual General Meeting. With reference to the Buyback Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase or issue any Shares pursuant thereto.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the granting of the Buyback Mandate. The explanatory statement as required by the Listing Rules in connection with the Buyback Mandate is set out in the Appendix I to this circular. .

4. ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of the Annual General Meeting is set out on pages 17 to 20 of this circular. At the Annual General Meeting, resolutions will be proposed to approve, inter alia, the granting of the Buyback Mandate, the Issuance Mandate and the extension of the Issuance Mandate by the addition thereto of the number of Shares repurchased pursuant to the Buyback Mandate and the amendments to the Current Articles of Association.

A form of proxy for use at the Annual General Meeting is enclosed with this circular and such form of proxy is also published on the website of the Stock Exchange (www.hkex.com.hk). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority at the Company's Share Registrar, Tengis Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

5. RECOMMENDATION

The Directors consider that the proposals referred to above are in the interests of the Company, the Group and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

6. GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix I (Explanatory Statement on the Buyback Mandate), Appendix II (Procedure by which the Shareholders may demand a poll at a general meeting pursuant to the Current Articles of Association) and Appendix III (Details of Directors proposed to be re-elected at the Annual General Meeting) to this circular.

Yours faithfully,
By Order of the Board
Yi Xi Qun
Chairman

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Buyback Mandate.

1. REASONS FOR SHARE BUYBACK

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Buyback Mandate would be beneficial to the Company and the Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to the Shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per Share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 625,030,000 Shares.

Subject to the passing of the ordinary resolution no. 5, the Company would be allowed under the Buyback Mandate to repurchase a maximum of 62,503,000 Shares on the basis that no further Shares will be issued or repurchased prior to the date of the Annual General Meeting.

3. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association, the Current Articles of Association and the Companies Ordinance.

The Company is empowered by its memorandum of association, the Current Articles of Association and the Companies Ordinance to purchase the Shares. The Companies Ordinance provides that the amount of capital paid in connection with a share repurchase by a company may only be paid out of either the capital paid up on the relevant shares, or the funds of the company that would otherwise be available for dividend or distribution or the proceeds of a fresh issue of shares made for such purpose. The amount of premium payable on repurchase may only be paid out of funds of the company that would otherwise be available for dividend or distribution or out of the share premium account of the company before the shares are repurchased.

4. IMPACT OF REPURCHASES

There might be adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Annual Report for the year ended 31 December 2006) in the event that the Buyback Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Buyback Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then prevailing.

5. TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Buyback Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code for all the Shares not already owned by such Shareholder or group of Shareholders.

As at the Latest Practicable Date, Beijing Holdings Limited, the Company's controlling Shareholder, was interested in 324,000,000 Shares, representing approximately 51.84% of the total issued share capital of the Company. On the basis that no Shares are issued or repurchased prior to the date of the Annual General Meeting, in the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the relevant ordinary resolution to be proposed at the Annual General Meeting, the interests of Beijing Holdings Limited in the issued Shares would be increased to approximately 57.60% of the total issued share capital of the Company. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any repurchases to be made under the Buyback Mandate.

6. GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective associates (as defined in the Listing Rules) presently intends to sell any Shares to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Buyback Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases of Shares pursuant to the Buyback Mandate in accordance with the Listing Rules and the Companies Ordinance.

7. MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

	Highest	Lowest
	HK$	*HK$*
2006		
May	17.80	12.70
June	13.60	11.00
July	13.50	12.12
August	12.84	11.98
September	14.90	12.54
October	16.18	13.90
November	17.10	15.00
December	17.20	15.04
2007		
January	17.36	16.20
February	19.80	16.90
March	20.50	17.62
April	22.20	19.50
May (Up to the Latest Practicable Date)	25.10	20.50

8. REPURCHASES OF SHARES MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the Annual General Meeting) pursuant to the Current Articles of Association.

According to Article 75 of the Current Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:–

(a) the chairman of such meeting; or

(b) at least three Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) a Shareholder or Shareholders present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Pursuant to the Listing Rules, the details of the Directors who will retire at the Annual General Meeting according to the Current Articles of Association and will be proposed to be re-elected at the Annual General Meeting are provided below.

(1) Mr. LI Fu Cheng, an executive Director

Experience

Mr. Li Fu Cheng, aged 52, is a Vice Chairman of the Company. Since 1983, he has held the posts of Deputy Secretary and Secretary of the Yanjing Brewing Factory, and then the Chairman and General Manager of the Yanjing Group. Mr. Li has many years of experience in the brewery industry. Mr. Li joined the Group in April 1997.

Length of service

Mr. Li does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Li does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Li was interested or deemed to be interested in 90,000 Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Li is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Li does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(2) Mr. LIU Kai, an executive Director

Experience

Mr. LIU Kai, aged 53, is an Executive Director and a Vice President of the Company. Mr. Liu is responsible for the general management of Beijing Enterprises Holdings Investment Management Co., Ltd. He graduated from Tsinghua University with a bachelor's degree in mechanical engineering in 1979, and later obtained a postgraduate degree in domestic economics and management from the State Administration Institute. Prior to joining the Company, Mr. Liu served as a Senior Executive of the Beijing Transportation Bureau and the Beijing Transportation Corporation. Mr. Liu has many years of experience in economics and management. Mr. Liu joined the Group in January 2001.

Length of service

Mr. Liu has entered into a service contract in relation to his directorship with the Company for a period of 3 years commencing 16 January 2007.

Relationships

Other than the relationship arising from his being an executive director and a vice president of the Company, Mr. Liu does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Liu was interested or deemed to be interested in 60,000 Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Liu is entitled to receive by way of remuneration of his services as an executive director of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$107,800 per month .

Others

Mr. Liu does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(3) **Mr. LEI Zhen Gang, an executive Director**

Experience

Mr. LEI Zhen Gang, aged 53, a PRC senior accountant, is an Executive Director of the Company and also the Vice General Manager and Chief Financial Controller of Beijing Enterprises Group Holdings Company Limited. Mr. Lei obtained a postgraduate qualification from the Capital University of Economics and Business and has extensive experience of corporate finance and management through his work with Beijing Light Industrial Corporation as the Chief Accountant and Beijing Holdings Limited as the Vice General Manager and Chief Financial Controller. Mr. Lei joined the Group in June 2006.

Length of service

Mr. Lei does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an executive director of the Company, Mr. Lei does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Lei was interested or deemed to be interested in 300,000 Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Lei is entitled to receive an annual fee of HK$80,000 payable by lump sum (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Lei does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(4) Mr. JIANG Xin Hao, an executive Director

Experience

Mr. JIANG Xin Hao, aged 42, is an Executive Director and Vice President of the Company. Mr. Jiang graduated from Fudan University in 1987 with a bachelor's degree in law, and then in 1992 with a master's degree in law. Mr. Jiang was a lecturer at Beijing University between 1992 and 1995. From 1995 to 1997, Mr. Jiang was a Deputy General Manager of Jingtai Finance Company in Hong Kong, and subsequently a Director and Vice President of BHL Industrial Investment Company. From 1997 to February 2005, Mr. Jiang was a Director and the Chief Executive Officer of Tramford International Limited, a public company listed on Nasdaq. Mr. Jiang was a Manager of the investment development department of Beijing Holdings Limited and a General Manager of Beijing BHL Investment Center between May 2000 and February 2005. He served as a Policy Analyst of the Chinese State Commission of Restructuring Economic System from 1987 to 1989. Mr. Jiang has many years of experience in economics, finance and corporate management. Mr. Jiang joined the Group in February 2005.

Length of service

Mr. Jiang does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an executive director and vice president of the Company, Mr. Jiang does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Jiang was interested or deemed to be interested in 230,000 Shares or underlying Shares, which became discloseable interests pursuant to Part XV of the SFO upon Mr. Jiang's appointment as an executive director of the Company on 29 May 2007.

Director's emoluments

Mr. Jiang is entitled to receive by way of remuneration of his services as an executive director and vice president of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$97,020 per month.

Others

Mr. Jiang does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(5) Mr. TAM Chun Fai, an executive Director

Experience

Mr. TAM Chun Fai, aged 45, is an Executive Director, the Financial Controller and the Company Secretary of the Company. Mr. Tam graduated from the Hong Kong Polytechnic University with a bachelor's degree in accountancy and is a regular member of Chartered Financial Analyst and a member of Hong Kong Institute of Certified Public Accountants. Mr. Tam has extensive experience in auditing and corporate advisory services with major international accounting firms. He was involved in floatation and audit work of a wide variety of businesses, including electronics, electrical appliances, athletic shoes manufacturing, banking, insurance, securities and property development. Mr. Tam joined the Group in April 1997.

Length of service

Mr. Tam does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an executive director, the financial controller and the company secretary of the Company, Mr. Tam does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Tam was interested or deemed to be interested in 136,000 Shares or underlying Shares, which became discloseable interests pursuant to Part XV of the SFO upon Mr. Tam's appointment as an executive director of the Company on 29 May 2007.

Director's emoluments

Mr. Tam is entitled to receive by way of remuneration of his services as an executive director, the financial controller and the company secretary of the Company a monthly salary determined by the Board with reference to prevailing market rate, which is currently fixed at HK$106,933 per month.

Others

Mr. Tam does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(6) Mr. LAU Hon Chuen, Ambrose, an independent non-executive Director

Experience

Mr. LAU Hon Chuen, Ambrose, aged 59, holds a bachelor of law degree from the University of London and is a Solicitor of the Supreme Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is also a member of the National Committee of the Chinese People's Political Consultative Conference and the Selection Committee For the First Government of the Hong Kong Special Administrative Region ("HKSAR") and a Non-official Justice of the Peace. He was the President of the Law Society of Hong Kong from 1992 to 1993. Mr. Lau was a member of the Preparatory Committee for the HKSAR and the Legislative Council of Hong Kong. Mr. Lau joined the Group in April 1997.

Length of service

Mr. Lau does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Lau does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Lau was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Lau is entitled to receive an annual fee of HK$100,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Lau does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

(7) **Mr. WU Jiesi, an independent non-executive Director**

Experience

Mr. WU Jiesi, aged 55, holds a doctorate degree in Economics. He conducted post-doctoral research work in theoretical economics at the Nankai University in the PRC and was conferred the professorship qualification by the Nankai University in 2001. During the period from 1984 to 1995, Mr. Wu worked at the Industrial and Commercial Bank of China in a number of positions, including as the President of Shenzhen Branch. From 1995 to 1998, Mr. Wu was Vice Mayor of Shenzhen Municipal Government and from 1998 to 2000 he was the assistant to the Governor of Guangdong province. He was the Chairman of Guangdong Yue Gang Investment Holdings Company Limited and GDH Limited, the Honorary President of Guangdong Investment Limited and Guangdong Tannery Limited. At present, he is the managing director and chief executive officer of Hopson Development Holdings Limited, an independent non-executive director of China Insurance International Holdings Company Limited, a non-executive director of China Water Affairs Group Limited and an independent director of China Merchants Bank Co., Ltd. He has extensive experience in finance and management. Mr. Wu joined the Group in July 2004.

Length of service

Mr. Wu does not have any service contract with the Company and he will have no fixed term of service with the Company, but will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Current Articles of Association.

Relationships

Other than the relationship arising from his being an independent non-executive director of the Company, Mr. Wu does not have any relationships with any other Directors, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As at the Latest Practicable Date, Mr. Wu was not interested or deemed to be interested in any Shares or underlying Shares pursuant to Part XV of the SFO.

Director's emoluments

Mr. Wu is entitled to receive an annual fee of HK$120,000 payable by two equal payments (subject to annual review by the Board). His emolument is determined by the Board in accordance with his duties and market conditions.

Others

Mr. Wu does not have any information which is required to be disclosed under Rules 13.51(2)(h)-(v) of the Listing Rules. Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Company's shareholders.

北京控股有限公司

BEIJING ENTERPRISES HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(website: www.behl.com.hk)

(Stock Code: 392)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Beijing Enterprises Holdings Limited will be held at Salon I and II, Grand Hyatt Hong Kong, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 21 June 2007 at 3:00 p.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2006;

2. To declare a final dividend;

3. To elect Directors and to authorize the Board of Directors to fix Directors' remuneration;

4. To appoint Auditors and to authorize the Board of Directors to fix their remuneration;

5. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to purchase its shares, subject to and in accordance with the applicable laws, be and is hereby generally and unconditionally approved;

(b) the total nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held.";

6. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT**

(a) the exercise by the Directors during the Relevant Period (as defined below) of all the powers of the Company to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements and options which would or might require shares to be allotted, issued or dealt with during or after the end of the Relevant Period (as defined below), be and is hereby generally and unconditionally approved, provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory applicable to the Company) or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend or shares of the Company in accordance with the Articles of the Company, the total nominal amount of additional shares to be issued, allotted, dealt with or agreed conditionally or unconditionally to be issued, allotted or dealt with shall not in total exceed 20% of the total nominal amount of the share capital of the Company in issue on the date of passing of this Resolution and the said approval shall be limited accordingly; and

(b) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this resolution by ordinary resolution passed by the Company's shareholders in general meetings; and

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of the Company or any applicable laws to be held."; and

7. To consider as special business and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

"**THAT** the general mandate granted to the Directors of the Company pursuant to resolution 6 above and for the time being in force to exercise the powers of the Company to allot shares and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby extended by the total nominal amount of shares in the capital of the Company repurchased by the Company pursuant to the exercise by the Directors of the Company of the powers of the Company to purchase such shares since the granting of such general mandate referred to the above resolution 5, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of passing of this resolution."

By order of the Board
Tam Chun Fai
Executive Director & Company Secretary

Hong Kong, 30 May 2007

Notes:

1. The Register of Members will be closed from Friday, 15 June 2007 to Thursday, 21 June 2007 (both days inclusive), during which period no transfer of shares of the Company will be registered. In order to qualify for entitlement to the proposed final dividend for the year ended 31 December 2006 and for attending the Annual General Meeting, all transfers of shares of the Company accompanied by the relevant share certificates and the appropriate transfer forms must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on Thursday, 14 June 2007.

2. A Member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his behalf. A proxy need not be a Member of the Company. If more than one proxy is so appointed, the appointment shall specify the number and class of shares in respect of which each such proxy is so appointed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of such power of attorney or authority, must be lodged with the Company's Share Registrar, Tengis Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time fixed for holding the Meeting.

4. A circular containing details of the proposed resolutions nos. 3 and 5 to 7 as set out in this notice will be despatched to the shareholders.

As at the date of this notice, the executive directors of the company are Mr. Yi Xi Qun, Mr. Zhang Hong Hai, Mr. Li Fu Cheng, Mr. Bai Jin Rong, Mr. Liu Kai, Mr. Guo Pu Jin, Mr. Zhou Si, Mr. E Meng, Mr. Lei Zhen Gang, Mr. Jiang Xin Hao and Mr. Tam Chun Fai; the independent non-executive directors are Mr. Lau Hon Chuen, Ambrose, Dr. Lee Tung Hai, Leo, Mr. Wang Xian Zhang, Mr. Wu Jie Si and Mr. Robert A.. Theleen.

END